As filed with the Securities and Exchange Commission on March 29, 2018

Registration No. 333-[          ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GUARANTY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	6021	75-1656431
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 South Jefferson Avenue

Mount Pleasant, Texas 75455

(888) 572-9881

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tyson T. Abston

Chairman and Chief Executive Officer

Guaranty Bancshares, Inc.

201 South Jefferson Avenue

Mount Pleasant, Texas 75455

(888) 572-9881

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chet A. Fenimore Derek W. McGee Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 (512) 583-5900 (512) 583-5940 (facsimile)	Peter G. Weinstock Heather A. Eastep Hunton & Williams, LLP 1445 Ross Avenue, Suite 3700 Dallas, TX 75202 (214) 468-3395 (214) 740-7138 (facsimile)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filter	☐	Accelerated filter	☐

Non-accelerated filter	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☒

If applicable, place an N in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $1.00 per share	900,000	N/A	$20,781,836	$2,587.34

(1)	Represents the maximum number of shares of Registrant common stock that could be issued in connection with the merger described herein.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and computed pursuant to Rule 457(f)(2) and (f)(3) under the Securities Act, by multiplying the book value of Westbound Bank’s outstanding capital stock (including shares underlying the outstanding stock options) of approximately $10.70 per share as of December 31, 2017, the latest practicable date prior to the date of filing this registration statement, by 2,541,952 (including shares underlying the outstanding stock options), the maximum number of shares of Westbound Bank’s capital stock to be cancelled in the merger described herein, less the estimated aggregate cash consideration to be paid in the merger of $6,417,050.00.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED MARCH 29, 2018

JOINT PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER AND SHARE ISSUANCE—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

You are invited to attend a special meeting of shareholders of Westbound Bank, or Westbound, on [            ], 2018, at [            ] p.m., local time, at 655 W. Grand Parkway South, Katy, Texas 77494. At the meeting, holders of record of shares of Westbound common and preferred stock will be asked to vote on a proposal to approve a merger agreement which provides for the acquisition of Westbound by Guaranty Bancshares, Inc., or Guaranty, through the merger of Westbound with and into Guaranty’s banking subsidiary, Guaranty Bank & Trust, N.A. Guaranty is a bank holding company headquartered in Mount Pleasant, Texas, and is listed on the NASDAQ Global Select Market under the symbol “GNTY.”

If the merger agreement and the merger contemplated thereby are approved by the Westbound shareholders and the merger is completed, the holders of Westbound’s common stock and preferred stock, collectively, Westbound stock, would be entitled to receive 900,000 shares of Guaranty common stock; and a cash payment equal to $6,417,050 (less the amount paid to cash out outstanding and unexercised stock options to acquire shares of Westbound stock as described in this proxy statement/prospectus).

In addition, immediately prior to the closing of the merger, Westbound will make a special dividend to its shareholders, in accordance with Westbound’s articles of association (as amended), and will make a payment to the holders of Westbound options, on a pro rata basis to the holders of Westbound common stock as if the holders of Westbound options held the shares underlying such Westbound options on the record date of the payment, in an aggregate amount equal to the amount by which Westbound’s adjusted tangible equity as of the determination date exceeds $16,500,000. The special dividend will not be made if it results in the merger not qualifying as a reorganization in accordance with the applicable provisions of the Internal Revenue Code of 1986, as amended and the Treasury regulations promulgated thereunder. For more information, please refer to “The Merger Agreement—Structure of the Merger—Merger Consideration” and “The Merger Agreement—Structure of the Merger—Special Dividend” each beginning on page 82 of this proxy statement/prospectus.

Because the value of the merger consideration to be paid to Westbound’s shareholders as a result of the merger fluctuates with the price of Guaranty common stock and is subject to certain adjustments and holdbacks contained in the merger agreement, you may not know the actual merger consideration that you would receive when you vote on the proposal at the special meeting. For more information regarding these adjustments and holdbacks, please refer to “The Merger Agreement—Structure of the Merger—Adjustments to Merger Consideration” beginning on page 84 of this proxy statement/prospectus. However, for illustrative purposes only, had the merger transaction occurred on [                ], 2018, the latest practicable date before the printing of this proxy statement/prospectus, the Westbound shareholders would have been entitled to receive for each share of Westbound stock:

(i)	0.40036 shares of Guaranty common stock, with an implied value of $[ ];

(ii)	a cash payment of $[ ] from Guaranty; and

(iii)	a special dividend of $[ ] from Westbound,

for a total implied value of $[            ] per share.

Your vote is important no matter how many shares that you own. Approval of the merger agreement requires the approval of the holders of at least two-thirds of the outstanding shares of Westbound common stock and Westbound preferred stock, with each class of shares voting as a separate class. Holders of Westbound common stock will also, if necessary, vote upon a proposal to adjourn the special meeting to a later date if there are not enough votes at the meeting to approve the merger agreement, which we refer to as the adjournment proposal. Whether or not you plan to attend the special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card, as applicable. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

Westbound’s board of directors unanimously recommends that you vote “FOR” the approval of the merger agreement and, if necessary, the adjournment proposal at the special meeting.

This proxy statement/prospectus describes the Westbound special meeting, the proposed merger, the documents related to the proposed merger and other related matters. Please carefully read this entire proxy statement/prospectus, including the section entitled “Risk Factors,” beginning on page 22, for a discussion of the risks relating to the proposed merger. You can also obtain information about Guaranty from documents that it has filed with the Securities and Exchange Commission.

Tyson T. Abston	Bruce Reichstein
Chairman and Chief Executive Officer	Chairman of the Board
Guaranty Bancshares, Inc.	Westbound Bank
Telephone: (888) 572-9881	Telephone: (713) 554-7615

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of Westbound or any bank or non-bank subsidiary of Guaranty, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is [            ], 2018, and it is first being mailed or otherwise delivered to the shareholders of Westbound on or about [            ], 2018.

Westbound Bank

655 W. Grand Parkway South

Katy, Texas 77494

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Westbound Bank:

Notice is hereby given that Westbound Bank (which we refer to as “Westbound”) will hold a special meeting of its shareholders on [            ], 2018 at 655 W. Grand Parkway South, Katy, Texas 77494, at [            ]:00 p.m. local time, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger (which we refer to as the “merger agreement”), by and among Guaranty Bancshares, Inc. (which we refer to as “Guaranty”), Guaranty Bank & Trust, N.A. (which we refer to as “GBT”), and Westbound, pursuant to which Westbound will merge with and into GBT (which we refer to as the “merger”), with GBT surviving the merger, and approve the merger, each as more fully described in the accompanying proxy statement/prospectus (which we refer to as the “Westbound merger proposal”); and

•	a proposal to adjourn the Westbound special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Westbound merger proposal (which we refer to as the “Westbound adjournment proposal”).

The proposals are described in the accompanying proxy statement/prospectus. Westbound has fixed the close of business on [            ], 2018 as the record date for the Westbound special meeting (which we refer to as the “Westbound record date”). Only Westbound shareholders of record as of the Westbound record date are entitled to notice of, and to vote at, the Westbound special meeting, or any adjournment or postponement of the Westbound special meeting. Approval of the Westbound merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Westbound common stock and at least two-thirds of the outstanding shares of Westbound preferred stock, with each class of shares voting as a separate class. The Westbound adjournment proposal will be approved if the holders of a majority of the shares of Westbound common stock entitled to vote on, and that voted for or against or expressly abstained with respect to, the Westbound adjournment proposal vote in favor of such proposal.

Westbound shareholders have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Westbound stock under applicable provisions of the Texas Business Organizations Code (which we refer to as the “TBOC”). In order for a Westbound shareholder to perfect its right to dissent, the shareholder must carefully follow the procedure set forth in the TBOC. A copy of the applicable statutory provisions of the TBOC is included as Annex C to the proxy statement/prospectus and a summary of the provisions can be found in the section of the proxy statement/prospectus entitled “The Merger—Dissenters’ Rights in the Merger.”

Westbound’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Westbound and its shareholders, and unanimously recommends that Westbound shareholders vote “FOR” the Westbound merger proposal and “FOR” the Westbound adjournment proposal.

Your vote is very important. Guaranty and Westbound cannot complete the merger unless Westbound’s shareholders approve the merger agreement and approve the merger. Regardless of whether you plan to attend the Westbound special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Westbound, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The proxy statement/prospectus provides a detailed description of the Westbound special meeting, the Westbound merger proposal, the documents related to the merger and other related matters. Guaranty and Westbound urge you to read the proxy statement/prospectus, including any documents they refer you to, and its annexes carefully and in their entirety. We look forward to seeing you at the Westbound special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Bruce Reichstein
Chairman of the Board

ADDITIONAL INFORMATION

This proxy statement/prospectus references important business and financial information about Guaranty and Westbound from other documents that are not included in or delivered with this proxy statement/prospectus. For more details on these documents, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 205. You may obtain free copies of any such documents by requesting copies in writing or by telephone from the appropriate company, as set forth below:

Guaranty Bancshares, Inc. 201 South Jefferson Avenue Mount Pleasant, Texas 75455 Attention: Clifton A. Payne Telephone: (888) 572-9881	Westbound Bank 655 W. Grand Parkway South Katy, Texas 77494 Attention: Troy England Telephone: (713) 554-7615

You will not be charged for any of these documents that you request. To receive timely delivery of these documents in advance of the meeting, you must make your request no later than five business days before the Westbound special meeting.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by Guaranty (File No. 333-[            ]), constitutes a prospectus of Guaranty under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of Guaranty common stock to be issued to Westbound shareholders pursuant to the terms of the merger agreement. This document also constitutes a proxy statement for Westbound under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). It also constitutes a notice of special meeting with respect to the Westbound special meeting.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from that contained in this document. This proxy statement/prospectus is dated [            ], 2018, and you should assume that the information in this document is accurate only as of such date unless another date is specified. Neither the mailing of this document to Westbound shareholders nor the issuance by Guaranty of shares of Guaranty common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Guaranty has been provided by Guaranty and information contained in this document regarding Westbound has been provided by Westbound.

For more details, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 205.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a Westbound shareholder, may have about the merger and the Westbound special meeting, and brief answers to those questions. Guaranty and Westbound urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the Westbound special meeting or the proposals presented at that meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus. For details about where you can find additional important information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 205.

Unless the context otherwise requires, references in this proxy statement/prospectus to “Guaranty” refer to Guaranty Bancshares, Inc., a Texas corporation, and its affiliates, including Guaranty Bank & Trust, N.A., a national banking association and a wholly-owned subsidiary of Guaranty (which we refer to as “GBT”). Additionally, unless the context otherwise requires, references to “Westbound” refer to Westbound Bank, a Texas banking association.

Q:	What is the merger?

A:	Guaranty, GBT and Westbound entered into the Agreement and Plan of Merger on January 29, 2018 (which we refer to as the “merger agreement”). Under the merger agreement, Westbound will merge with and into GBT, with GBT continuing as the surviving entity (which we refer to as the “merger”). A copy of the merger agreement is included in this proxy statement/prospectus as Annex A. The merger cannot be completed unless, among other things, the holders of at least (i) two-thirds of the issued and outstanding shares of common stock of Westbound (which we refer to as “Westbound common stock”) and (ii) two-thirds of the issued and outstanding shares of Class A Preferred Stock of Westbound (which we refer to as “Westbound preferred stock”, and together with Westbound common stock, the “Westbound stock”), with each class of shares voting as a separate class, vote in favor of the proposal to approve the merger agreement and approve the merger (which we refer to as the “Westbound merger proposal”).

Q:	What are the material terms of the merger?

A:	The material terms of the merger, including the consideration that the Westbound shareholders are entitled to receive as a result of the merger, are contained in the merger agreement which is attached to this proxy statement/prospectus as Annex A. For a summary of such terms, see “Summary” beginning on page 7. For a full description of such terms, see “The Merger Agreement” beginning on page 81.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Guaranty and Westbound are delivering this document to you because it is a proxy statement being used by Westbound’s board of directors (which we refer to as the “Westbound Board”) to solicit proxies of Westbound’s shareholders entitled to vote on approval of the merger proposal and related matters. Westbound has called a special meeting of its shareholders to consider the Westbound merger proposal. This document serves as the proxy statement for the Westbound special meeting and describes the proposals to be presented at the Westbound special meeting. It also constitutes a notice of special meeting with respect to the Westbound special meeting. In addition, this document is a prospectus that is being delivered to Westbound shareholders because Guaranty is offering shares of Guaranty common stock to Westbound shareholders in connection with the merger. This proxy statement/prospectus contains important information about Guaranty and an investment in its common stock.

This proxy statement/prospectus contains important information about the merger, the proposals being voted on at the Westbound special meeting and important information to consider in connection with an investment in Guaranty common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of Westbound stock voted by proxy without attending the Westbound special meeting. Your vote is important, and Guaranty and Westbound encourage you to submit your proxy as soon as possible.

Please note that Westbound will not hold a 2018 annual meeting of shareholders if the merger is completed. However, if the merger is not completed for any reason, Westbound will hold an annual meeting of its shareholders in 2018 and will provide notice thereof to its shareholders.

Q:	What are Westbound shareholders being asked to vote on at the Westbound special meeting?

A:	Westbound is soliciting proxies from its shareholders with respect to the following proposals:

•	the Westbound merger proposal; and

•	a proposal to adjourn the Westbound special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Westbound merger proposal (which we refer to as the “Westbound adjournment proposal”). Completion of the merger is not conditioned upon approval of the Westbound adjournment proposal.

Q: When and where is the Westbound special meeting?

A:	The Westbound special meeting will be held at 655 W. Grand Parkway South, Katy, Texas 77494, on May [ ], 2018, at [ ]:00 p.m. local time.

Q:	How does the Westbound Board recommend that I vote at the Westbound special meeting?

A:	The Westbound Board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Westbound and its shareholders and has unanimously approved the merger agreement and the merger. The Westbound Board unanimously recommends that Westbound shareholders vote “FOR” the Westbound merger proposal and “FOR” the Westbound adjournment proposal. For the factors considered by the Westbound Board in reaching its decision to approve the Westbound merger proposal, see “The Merger—Westbound’s Reasons for the Merger; Recommendation of the Westbound Board” beginning on page 64.

Certain executive officers and directors of Westbound and their affiliates have entered into a voting agreement with Guaranty, solely in their capacity as shareholders of Westbound, pursuant to which they have agreed to vote in favor of the Westbound merger proposal and in favor of any other matter required to be approved by the shareholders of Westbound to facilitate the transactions contemplated by the merger agreement. Collectively, these executive officers and directors own 628,493 shares of Westbound common stock, or approximately 31.9% of the outstanding shares of Westbound common stock, and 42,063 shares of Westbound preferred stock, or approximately 15.1% of the outstanding shares of Westbound preferred stock. For more information regarding the voting agreements, see “The Merger Agreement—Westbound Director Support Agreements and Westbound Voting Agreements” beginning on page 107.

Q:	What constitutes a quorum for the Westbound special meeting?

A:	The holders of a majority of the shares of Westbound stock issued and outstanding and entitled to vote at the Westbound special meeting must be present, either in person or by proxy, to constitute a quorum at the Westbound special meeting. Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists.

Q:	What is the vote required to approve each proposal at the Westbound special meeting?

A:

The Westbound merger proposal: The affirmative vote of at least (i) two-thirds of the outstanding shares of Westbound common stock and (ii) two-thirds of the outstanding shares of Westbound preferred stock, with each class of shares voting as a separate class, is required to approve the Westbound merger proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote in person at the Westbound special meeting (if you have not submitted a proxy card) or fail to instruct your bank or broker how to vote with respect to the Westbound merger proposal, it will have the effect of a vote AGAINST the proposal.

The Westbound adjournment proposal: The affirmative vote of the holders of a majority of the outstanding shares of Westbound common stock entitled to vote on, and that voted for or against or expressly abstained with respect to, the Westbound adjournment proposal is required to approve the proposal. If you mark “ABSTAIN” on your proxy card, it will have the effect of a vote AGAINST the proposal. If you fail to submit a proxy card or fail to vote in person at the Westbound special meeting (if you have not submitted a proxy card) or fail to instruct your bank or broker how to vote with respect to the Westbound adjournment proposal, it will have no effect on the proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Westbound to obtain the necessary quorum to hold its special meeting and to obtain approval of the proposals to be voted upon at the special meeting. In addition, your failure to vote will have the effect of a vote “AGAINST” the Westbound merger proposal. The Westbound Board unanimously recommends that you, as a Westbound shareholder, vote “FOR” the Westbound merger proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All shareholders of Westbound as of the Westbound record date, including shareholders of record and shareholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record as of the Westbound record date, are invited to attend the Westbound special meeting. Shareholders of record of Westbound stock can vote in person at the Westbound special meeting. If you are not a shareholder of record as of the Westbound record date, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Westbound special meeting. If you plan to attend the Westbound special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Westbound reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Westbound special meeting is prohibited without Westbound’s express written consent.

Q:	Can I change my vote?

A:	Yes. If you are the record holder of your shares as of the Westbound record date, you may revoke any proxy given pursuant to this solicitation by the Westbound Board at any time before it is voted at the special meeting by (i) giving written notice to the Corporate Secretary of Westbound, (ii) executing a proxy bearing a later date and delivering that proxy to the Corporate Secretary of Westbound at or before the Westbound special meeting, or (iii) attending and voting in person at the Westbound special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Westbound Bank, 655 W. Grand Parkway South, Katy, TX 76107, Attn: Corporate Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker for instructions as to how to revoke your proxy.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting.

If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at their special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What is the difference between a shareholder of record and a “street name” holder?

A:	If you are a Westbound shareholder and if your shares of Westbound stock are registered directly in your name, you are considered the shareholder of record with respect to those shares of Westbound stock. On the close of business on [ ], 2018, the Westbound record date, Westbound had 397 holders of record.

If your shares of Westbound stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” This proxy statement/prospectus and Westbound proxy card, as applicable, have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

Q:	If my shares of Westbound stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What is a broker non-vote?

A:	A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

If you are a Westbound shareholder, your broker does not have discretionary authority to vote your shares with respect to the Westbound merger proposal or the Westbound adjournment proposal.

Q:	How are broker non-votes and abstentions treated?

A:	Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. If you hold shares in “street name” and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters. It is expected that all proposals to be voted on at the Westbound special meeting are non-routine matters. Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists.

Abstentions and broker non-votes by Westbound shareholders will have the effect of a vote “AGAINST” the Westbound merger proposal because Texas law requires the Westbound merger proposal to be approved by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote, with each class of shares voting as a separate class.

Abstentions will have the effect of a vote “AGAINST” the Westbound adjournment proposal. Broker non-votes will not have the effect of a vote “AGAINST” the Westbound adjournment proposal.

Q:	What are the U.S. federal income tax consequences of the merger to Westbound shareholders?

A:	The obligations of Westbound and Guaranty to complete the merger are subject to, among other customary closing conditions described in this proxy statement/prospectus, the receipt by each of Westbound and Guaranty of the opinion of its counsel to the effect that the merger will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). Assuming that the merger qualifies as a reorganization under the Code, holders of Westbound stock who exchange their shares of Westbound stock in exchange for a combination of shares of Guaranty common stock and cash consideration pursuant to the merger generally will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the cash consideration received and the fair market value of the shares of Guaranty common stock received pursuant to the merger over that holder’s adjusted tax basis in his, her or its shares of Westbound stock surrendered, and (ii) the amount of cash consideration received by that holder in exchange for their shares of Westbound stock pursuant to the merger. In addition, a holder of Westbound stock generally will recognize gain with respect to any cash received instead of fractional shares of Guaranty common stock.

You should read the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108 for a general discussion of the material U.S. federal income tax consequences of the merger. The U.S. federal income tax consequences described above may not apply to all holders of Westbound stock. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	Are Westbound shareholders entitled to dissenters’ rights?

A:	Yes, Westbound shareholders may assert dissenters’ rights. For further information, see “The Merger—Dissenters’ Rights in the Merger” beginning on page 77, which discussion is qualified by the full text of the provisions of the TBOC relating to rights of dissent set forth in Annex C hereto.

Q:	If I am a Westbound shareholder, should I send in my Westbound stock certificates now?

A:	No. Please do not send in your Westbound stock certificates with your proxy. After the merger, Guaranty’s exchange agent, Computershare, Inc., will send you instructions for exchanging Westbound stock certificates for the per share merger consideration (as defined herein). See “The Merger Agreement—Conversion of Shares; Exchange of Certificates” beginning on page 87.

Q:	Who may I contact if I cannot locate my Westbound stock certificate(s)?

A:	If you are unable to locate your original Westbound stock certificate(s), you should contact Valerie Hightower, Corporate Secretary of Westbound, at (713) 554-7615.

Q:	What should I do if I receive more than one set of voting materials?

A:	Westbound shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Westbound stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Westbound stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Westbound stock that you own.

Q:	When do you expect to complete the merger?

A:	Guaranty and Westbound currently expect to complete the merger in the second quarter of 2018. However, neither Guaranty nor Westbound can assure you of if or when the merger will be completed. Before the merger is completed, Westbound must obtain the approval of Westbound shareholders for the Westbound merger proposal, necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Westbound stock will not receive any consideration for their shares in connection with the merger. Instead, Westbound will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, Westbound may be required to pay a termination fee. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 106 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Westbound stock, please contact Valerie Hightower, Corporate Secretary of Westbound, at (713) 554-7615.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. Guaranty and Westbound urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which they refer in order to fully understand the merger. A copy of the merger agreement is attached as Annex A. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Companies (page 124)

Guaranty Bancshares, Inc.

Guaranty is a Texas corporation and a bank holding company headquartered in Mount Pleasant, Texas. Through its wholly-owned subsidiary, GBT, Guaranty provides a broad array of financial products and services to individuals and corporate customers. GBT was initially founded in 1913, but converted its charter to a national banking association in 2012. GBT has 28 banking locations across 20 Texas communities located within the East Texas, Dallas/Fort Worth metroplex, and Central Texas markets of the State of Texas. As of December 31, 2017, Guaranty had total assets of $2.0 billion, total loans of $1.4 billion, and total deposits of $1.7 billion.

Guaranty’s primary customers are small and medium-sized businesses and professionals. Guaranty believes that these businesses and professionals highly value the local decision-making and relationship-driven, quality service it provides and its deep, long-term understanding of Texas community banking. As a result of consolidation, Guaranty believes that there are few locally-based banks that are dedicated to providing this level of service to small and medium-sized businesses. Guaranty’s management team’s long-standing presence and experience in Texas gives Guaranty unique insight into its markets and the needs of its customers. This enables Guaranty to respond quickly to customers, provide high quality personal service and develop comprehensive, long term banking relationships by offering products and services tailored to meet the individual needs of its customers. This focus and approach enhances Guaranty’s ability to continue to grow organically, successfully recruit talented bankers and strategically source potential acquisitions within its target markets.

Guaranty’s stock is listed on the NASDAQ Global Select Market (which we refer to as “NASDAQ”) under the symbol “GNTY.”

Guaranty’s principal office is located at 201 South Jefferson Avenue, Mount Pleasant, Texas 75455, and its telephone number at that location is (888) 572-9881. Additional information about Guaranty and its subsidiaries is included in the section of this proxy statement/prospectus entitled “Information About Guaranty,” beginning on page 124.

Westbound Bank

Founded in 2007, Westbound is a Texas banking association and offers a broad range of commercial and consumer banking services to small and medium-sized businesses, independent single-family residential and commercial contractors and consumers. Westbound provides these products and services through Westbound’s four branches in the Houston metropolitan region. As of December 31, 2017, Westbound had total assets of $228.5 million, total loans of $160.3 million, and total deposits of $188.5 million. Westbound’s principal executive offices are located at 655 W. Grand Parkway South, Katy, TX 77494, and its telephone number at that location is (713) 554-7615. For additional information about Westbound, see the section of this proxy statement/prospectus entitled “Information About Westbound” beginning on page 196.

In the Merger, Westbound Shareholders will be Entitled to Receive Shares of Guaranty Common Stock and Cash (page 82)

Merger Consideration

Guaranty and Westbound are proposing a strategic merger. At the effective time of the merger (which we refer to as the “effective time”), all outstanding shares of Westbound stock (other than shares of Westbound stock held in the treasury of Westbound, by Westbound, or by any Westbound shareholder who has perfected such shareholder’s dissenter’s rights under applicable law (which we refer to as a “dissenting shareholder”) including the terms and provisions of Chapter 10, Subchapter H of the Texas Business Organizations Code (which we refer to as the “TBOC”)) will be converted into the right to receive 900,000 shares of Guaranty common stock (which we refer to as the “aggregate stock consideration”) and $6,417,050 in cash (which we refer to as the “aggregate cash consideration”, and together with the aggregate stock consideration, the “aggregate merger consideration”), net of the amount of cash paid to cancel and cash out all outstanding options to purchase Westbound stock (which net amount we refer to as the “aggregate shareholder cash consideration”), subject to potential adjustments of the aggregate stock consideration and aggregate cash consideration under certain circumstances as described below.

As a result of the merger, each share of Westbound stock, other than shares of Westbound stock held in the treasury of Westbound, by Westbound, or by any dissenting shareholder, will be entitled to receive (i) cash in the amount of the aggregate shareholder cash consideration divided by the number of issued and outstanding shares of Westbound stock immediately prior to the effective time (which we refer to as the “per share cash consideration”), and (ii) the number of shares of Guaranty common stock equal to the aggregate stock consideration divided by the number of issued and outstanding shares of Westbound stock immediately prior to the effective time (which we refer to as the “per share stock consideration” and together with the per share cash consideration, the “per share merger consideration”).

Assuming 293,800 Westbound options unexpired, outstanding and unexercised, 2,247,952 shares of Westbound stock issued and outstanding and:

•	a Guaranty determination date stock price of $31.43, which is the average of the daily volume-weighted average sales price per share of Guaranty common stock on NASDAQ for the 15 consecutive trading days ending on and including January 26, 2018, the last trading day before public announcement of the merger, the aggregate stock consideration would be 900,000 shares of Guaranty common stock, the aggregate option consideration would be $1,269,808.93 and the aggregate shareholder cash consideration would be $5,147,241.07, resulting in an implied value of the aggregate merger consideration of $34,290,050 based on a closing price of Guaranty common stock on January 26, 2018 of $30.97, and the per share stock consideration would be 0.40036 shares of Guaranty common stock with a monetary value of $12.40, the per share cash consideration would be $2.29, and the implied value of the per share merger consideration, based on a closing price of Guaranty common stock on January 26, 2018 of $30.97, would be $14.69; or

•	a Guaranty determination date stock price of $[ ], which is the average of the daily volume-weighted average sales price per share of Guaranty common stock on NASDAQ for the 15 consecutive trading days ending on and including [ ], 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the aggregate stock consideration would be 900,000 shares of Guaranty common stock, the aggregate option consideration would be $ [ ], and the aggregate shareholder cash consideration would be $[ ], resulting in an implied value of the aggregate merger consideration of $[ ] based on a closing price of Guaranty common stock on [ ], 2018 of $[ ], and the per share stock consideration would be .40036 shares of Guaranty common stock with a monetary value of $[ ], the per share cash consideration would be $[ ], and the implied value of the per share merger consideration, based on a closing price of Guaranty common stock on [ ], 2018 of $[ ], would be $[ ].

Guaranty will not issue any fractional shares of Guaranty common stock in the merger. Westbound shareholders who would otherwise be entitled to a fraction of a share of Guaranty common stock upon the completion of the merger will instead be entitled to receive, in lieu of the fraction of a share, an amount in cash determined by multiplying (i) the Guaranty determination date stock price by (ii) the fraction of a share of Guaranty common stock which such shareholder would otherwise be entitled to receive.

For more details on the merger consideration, see “The Merger Agreement—Structure of the Merger—Merger Consideration” beginning on page 82.

Special Dividend

If Westbound’s adjusted tangible equity, which is generally Westbound’s shareholders’ equity less goodwill, core deposit intangibles and other intangible assets as well as transaction-related expenses that have not been paid or accrued through calculation date, is greater than $16.5 million on the “calculation date,” then on the closing date, Westbound may distribute to its shareholders, in accordance with Westbound’s articles of association (as amended), and make a payment to the holders of Westbound options, on a pro rata basis to the holders of Westbound common stock as if the holders of Westbound options held the shares underlying such Westbound options on the record date of the payment, an amount equal to the difference between the actual amount of adjusted tangible equity on the calculation date less $16.5 million (which we refer to as the “special dividend”). The special dividend will not be made if making such dividend would cause the merger to be considered something other than a reorganization in accordance with Section 368(a) of the Code and the Treasury regulations promulgated thereunder. Pursuant to the merger agreement, the “calculation date” means the last business day of the month preceding the closing date. As of [            ], 2018, the most recent practicable date before the printing of this proxy statement/prospectus, Westbound estimates that its adjusted tangible equity as of the calculation date will be approximately $[            ], resulting in a special dividend in the amount of $[            ].

For more information regarding the special dividend, how Westbound’s adjusted tangible equity will be calculated and how Westbound has estimated what that amount will be as of the calculation date, please see “The Merger Agreement—Structure of the Merger—Special Dividend” beginning on page 82.

Adjustments to Merger Consideration

The aggregate stock consideration and the aggregate cash consideration are subject to adjustment by Guaranty to the extent that the average of the daily volume-weighted average sales price per share of Guaranty common stock on NASDAQ for the 15 consecutive trading days ending on and including the tenth trading day prior to the closing date (which date we refer to as the “determination date” and which average sales price per share we refer to as the “Guaranty determination date stock price”) is equal to or less than $26.71 or equal to or greater than $36.14. If the Guaranty determination date stock price is equal to or greater than $36.14, then Guaranty, at its election, may either decrease the aggregate stock consideration and/or decrease the aggregate cash consideration such that, when valuing the aggregate stock consideration based on the Guaranty determination date stock price, the aggregate merger consideration is valued at an amount equal to $38,943,050. If the Guaranty determination date stock price is equal to or less than $26.71, then Guaranty, at its election, may either increase the aggregate stock consideration and/or increase the aggregate cash consideration such that, when valuing the aggregate stock consideration based on the Guaranty determination date stock price, the aggregate merger consideration is valued at an amount equal to $30,456,050. For more information on these potential adjustments, see “The Merger Agreement—Structure of the Merger—Adjustments to Merger Consideration” beginning on page 84.

In addition, the Westbound Board may terminate the merger agreement if the Guaranty determination date stock price is below $25.14 as well as below the threshold relative to an index of banking stocks described in the merger agreement. If the Westbound Board terminates the merger agreement in such circumstances, Guaranty may prevent such termination by agreeing in writing within 5 days of receiving notice of such termination to increase the number of shares in the aggregate stock consideration and/or increase the aggregate cash consideration, such that the aggregate merger consideration is equal to $30,456,050. For more information on this basis of termination, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 104.

Escrow Holdback

At the closing of the merger, Guaranty, GBT and Westbound will enter into an escrow agreement (which is attached as Exhibit D to the merger agreement and included in Annex A) pursuant to which up to $2.0 million (which we refer to as the “escrowed funds”) of the aggregate shareholder cash consideration will be held back by Guaranty for up to three years following the closing (which we refer to as the “escrowed holdback”). The escrowed funds are intended to provide Guaranty with a source of funds from which it may be reimbursed in the event that GBT suffers or incurs losses on certain loans subject to the escrow agreement in excess of the specified “allowance for loan and lease losses credit” for any such loan. The escrowed funds may not be paid, or may be only partially paid, to Westbound shareholders if GBT suffers or incurs any such losses. A claim against the escrowed funds may reduce the aggregate shareholder cash consideration distributed to the Westbound shareholders in connection with the merger. The escrowed funds not used to reimburse Guaranty for losses as described above will be distributed to the Westbound shareholders in accordance with the terms and conditions of the escrow agreement.

Assuming there are 2,247,952 issued and outstanding shares of Westbound stock immediately prior to the effective time and the escrow funds equal $2.0 million in the aggregate, then the per share escrow holdback would be $0.89 per share of Westbound stock. However, pursuant to the terms of the merger agreement, any loan subject to the escrow agreement that is resolved by Westbound prior to the closing date will be removed from the list of loans subject to the escrow agreement and the total amount of the escrowed funds shall be reduced by the amount of escrowed funds applicable to such resolved loan. For further information on the escrow holdback and the disbursement of the escrowed funds, see “The Merger Agreement—Structure of the Merger—Escrow Holdback” beginning on page 85.

How Westbound Stock Options Will Be Treated (page 87)

Each option granted by Westbound to purchase shares of Westbound stock (which we refer to individually as a “Westbound option” and collectively as the “Westbound options”) that is unexpired, outstanding and unexercised immediately prior to the effective time will be cancelled and converted automatically into the right to receive an amount in cash per option, without interest, determined by multiplying (i) the number of shares of Westbound stock available for purchase pursuant to such option by (ii) the amount by which the “Per Option Amount” exceeds the exercise price per share under such option. Pursuant to the merger agreement, the “Per Option Amount” is calculated by dividing (i) the sum of the aggregate merger consideration (valuing the aggregate stock consideration based on the Guaranty determination date stock price) by (ii) the sum of the number of shares of Westbound stock outstanding immediately prior to the effective time of the merger, plus the number of Westbound options outstanding immediately prior to the effective time of the merger. The aggregate cash consideration payable to the Westbound shareholders will be reduced by the aggregate cash consideration payable to the holders of the Westbound options (which we refer to as the “aggregate option consideration”). Any Westbound option with an exercise price per share of Westbound stock that is greater than or equal to the Per Option Amount will be cancelled in exchange for no consideration.

Each holder of a Westbound option will be required to enter into an option holder termination and release agreement as a condition to receiving cash consideration for such Westbound options. As of January 29, 2018, there were 293,800 Westbound options unexpired, outstanding and unexercised, with an average exercise price of $9.33 per share, resulting in an aggregate exercise price of $2,741,617.

For further information on the treatment of the Westbound options, see “The Merger Agreement—Treatment of Westbound Options” beginning on page 87.

Material U.S. Federal Income Tax Consequences (page 108)

The closing of the merger is conditioned upon the receipt by Guaranty of an opinion from Fenimore, Kay, Harrison & Ford, LLP, counsel to Guaranty, and the receipt by Westbound of an opinion from Hunton & Williams, LLP, counsel to Westbound, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Guaranty nor Westbound currently intends to waive this condition to the consummation of the merger. If either party waives this condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Westbound shareholders have materially changed, Guaranty and Westbound will recirculate appropriate soliciting materials to resolicit the votes of Westbound shareholders. As a result of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, holders of Westbound stock will not generally recognize any loss, but will generally recognize gain, if any, equal to the lesser of (1) the excess, if any, of the sum of the cash consideration received and the fair market value of the Guaranty common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Westbound stock surrendered, and (2) the amount of cash consideration received by that holder in exchange for their shares of Westbound stock pursuant to the merger.

For further information, please see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108. The U.S. federal income tax consequences described above may not apply to all holders of Westbound stock. Your tax consequences will depend on your individual situation. Accordingly, Guaranty and Westbound strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Opinion of Westbound’s Financial Advisor (page 66 and Annex B)

On January 26, 2018, The Bank Advisory Group, LLC (which we refer to as “BAG”) rendered to Westbound its written opinion with respect to the fairness, from a financial point of view, to the holders of Westbound stock, as of January 26, 2018, of the merger consideration pursuant to the merger agreement. On January 28, 2018, at the meeting of the Westbound Board to approve the merger agreement, BAG confirmed its position with respect to its written fairness opinion. BAG’s opinion was directed to the Westbound Board and only addressed the fairness, from a financial point of view, to the holders of Westbound stock of the merger consideration pursuant to the merger agreement and did not address any other aspect or implication of the merger. The references to BAG’s opinion in this proxy statement/prospectus are qualified in their entirety by reference to the full text of BAG’s written opinion, which is included as Annex B to this proxy statement/prospectus, and BAG’s opinion sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by BAG in preparing its opinion.

Neither BAG’s opinion, nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to the Westbound Board or any shareholder of Westbound as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. BAG’s opinion was furnished for the use and benefit of the Westbound Board (in its capacity as such) in connection with its evaluation of the merger and should not be construed as creating, and BAG will not be deemed to have, any fiduciary duty to the Westbound Board, Westbound, any security holder or creditor of Westbound or any other person, regardless of any prior or ongoing advice or relationships. See “The Merger—Opinion of Westbound’s Financial Advisor” beginning on page 66.

Interests of Westbound’s Directors and Executive Officers in the Merger (page 75)

In considering the recommendation of the Westbound Board with respect to the merger agreement, you should be aware that certain of Westbound’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Westbound shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of Westbound shareholders include:

•	Director Support Agreements. Guaranty has entered into separate support agreements with each of the directors of Westbound, to be effective, if at all, upon completion of the merger. Each of those agreements provides, among other things, that each such director agrees to use reasonable efforts to refrain from harming the goodwill and customer and client relationships of Westbound, as well as certain confidentiality, noncompetition and non-solicitation obligations following the closing date.

•	Stock Options. Directors Bruce Reichstein, Michael Burns, Troy England, Jerald Reichstein, Robert Kramer and Kenneth Rosenberger collectively hold an aggregate of 194,400 Westbound options. To the extent one or more of those persons do not exercise those Westbound options prior to the effective time, then pursuant to the terms of the merger agreement, and like all of the holders of outstanding Westbound options, they will receive cash in connection with the cancellation of those Westbound options that are outstanding and unexercised at the effective time. Payments made to the holders of outstanding Westbound options, including these directors, to cash out their Westbound options pursuant to the terms of the merger agreement, will reduce the amount of cash to be issued in exchange for each share of Westbound stock in the merger and, thus, reduce the aggregate merger consideration received by Westbound shareholders in the merger.

•	Indemnification and Insurance. The directors and officers of Westbound will receive indemnification from Guaranty for a period of six years after completion of the merger to the same extent and subject to the conditions set forth in the articles of association and bylaws of Westbound and continued director and officer liability insurance coverage for such six year period. Payment of the premium for the continued director and officer liability coverage will be considered a Transaction Expense (as defined in the merger agreement) and accounted for in determining Westbound’s adjusted tangible equity, as more specifically described in the merger agreement.

•	Employee Benefit Plans. Employees of Westbound who continue on as employees of Guaranty will be entitled to participate as newly-hired employees in the employee benefit plans and programs maintained for employees of Guaranty and GBT. These employees will receive credit for their years of service with Westbound for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (other than for purposes of vesting under stock incentive plans and for any purpose under Guaranty’s employee stock ownership plan) sponsored by Guaranty or GBT, to the extent permitted by applicable law.

•	Employment Agreements. Guaranty has entered into employment agreements with certain employees of Westbound, specifically, Troy England, Joseph Catania, Nick Davis, Robert Kramer, and Billijane Tucker, to be effective, if at all, upon completion of the merger (which we refer to collectively as the “employment agreements”). Each of those agreements includes, among other things, certain compensation, benefits and severance obligations, as well as certain confidentiality, noncompetition and non-solicitation obligations following the closing date.

•	Assignment and Assumption Agreement. Guaranty has entered into an assignment and assumption agreement (which is attached as Exhibit G to the merger agreement and included in Annex A), pursuant to which Westbound will assign to Guaranty and GBT, and Guaranty and GBT will assume, all of Westbound’s obligations of the current salary continuation agreements of Troy England, Robert Kramer, and B. Ralph Williams effective as of the closing date.

•	Confidentiality and Non-Solicitation Agreements. Guaranty will enter into confidentiality and non-solicitation agreements with certain officers of Westbound to be identified prior to the closing, and to be effective, if at all, upon completion of the merger (which we refer to collectively as the “non-solicitation agreements”).

These interests are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger—Interests of Westbound’s Directors and Executive Officers in the Merger” beginning on page 75. The Westbound Board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 102)

Currently, Westbound and Guaranty expect to complete the merger in the second quarter of 2018. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Guaranty’s and Westbound’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions, among others:

•	the approval of the Westbound merger proposal by the requisite vote of the Westbound shareholders;

•	the receipt of all required regulatory approvals;

•	the absence of any government action that would restrain or prohibit the merger, prohibit ownership by Guaranty of a material portion of Westbound’s business or assets, or require Guaranty to sell or dispose of any of its or Westbound’s significant businesses or assets, among any other material adverse requirement;

•	the exercise of dissenters’ rights by the holders of not more than 5.0% of the issued and outstanding shares of Westbound stock;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	the truth and correctness of the representations and warranties of each other party to the merger agreement, subject to the materiality standards contained in the merger agreement;

•	the performance by each party in all material respects of their obligations under the merger agreement;

•	receipt by each party of an opinion of such party’s legal counsel to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code;

•	delivery of the merger consideration by Guaranty to the exchange agent;

•	Westbound’s adjusted tangible equity being no less than $16,500,000;

•	receipt by Guaranty of evidence that certain contracts of Westbound have been terminated;

•	the voting agreements executed by certain of Westbound’s officers and directors remaining in full force and effect;

•	each of the Westbound director support agreements remaining in full force and effect;

•	the employment agreements executed by certain of Westbound’s officers remaining in full force and effect;

•	each of the non-solicitation agreements have been executed by certain of Westbound’s officers and remain in full force and effect; and

•	the escrow agreement shall have been executed by the parties thereto and remain in full force and effect.

Neither Westbound nor Guaranty can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.

Termination of the Merger Agreement (page 104)

Either Guaranty or Westbound may terminate the merger agreement in various circumstances, including the following:

•	if the board of directors of Guaranty (which we refer to as the “Guaranty Board”) and the Westbound Board mutually consent to the termination of the merger agreement;

•	if a governmental entity has denied the approval of the merger;

•	if the merger has not been completed by September 30, 2018 (which we refer to as the “termination date”), provided that the terminating party is not then in material breach of its representation, warranty or agreement in the merger agreement; or

•	if the other party has breached any material representation, warranty or agreement in the merger agreement and such breach cannot be or is not cured within 30 days of receiving written notice of such breach, provided that the terminating party is not then in material breach of its representations or obligations under the merger agreement.

Guaranty may terminate the merger agreement in various other circumstances, including the following:

•	if Westbound fails to demonstrate correction of certain environmental violations or conditions within 30 days of receiving written notice of such violations or conditions, which such notice must be delivered to Westbound on or before the 60th day after the date of the merger agreement (i.e., March 28, 2018);

•	if the Westbound Board (i) changes, withdraws or fails to make a recommendation in this proxy statement/prospectus that the shareholders of Westbound approve the Westbound merger proposal, or withdraws, modifies or qualifies such recommendation in a manner adverse to Guaranty, or resolves to do so, (ii) recommends or endorses a “Superior Proposal” (as such term is defined in the merger agreement), or (iii) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they approve the Westbound merger proposal, in any material respect; or

•	if Westbound has failed to obtain the approval by at least two-thirds of the outstanding shares of Westbound common stock and two-thirds of the outstanding shares of Westbound preferred stock, with each class of shares voting as a separate class, of the Westbound merger proposal at the duly convened Westbound special meeting or any adjournment or postponement thereof at which a vote on the approval of the Westbound merger proposal was taken.

Westbound may terminate the merger agreement in various other circumstances, including the following:

•	if prior to the approval of the Westbound merger proposal by Westbound’s shareholders by the necessary shareholder vote, Westbound has effected a change of recommendation with respect to a Superior Proposal and has complied in all material respects with certain obligations, including with respect to the non-solicitation of acquisition proposals; or

•	if (i) the Guaranty determination date stock price is less than $25.14; and (ii) (A) the ratio of the Guaranty determination date stock price to $31.43 is less than (B) the ratio of the average of the daily closing value of the financial institutions with the following trading symbols, ABTX, CADE, CFR, FFIN, GNBC, HTH, IBTX, IBOC, LTXB, PB, SBSI, TCBI and VBTX (which we refer to as the “Index”) during the same time period used to calculate the Guaranty determination date stock price, to the average closing value of the Index on the trading day immediately prior to the date of the merger agreement, after subtracting 0.15 from the ratio in clause (B), unless Guaranty agrees in writing to increase (i) the number of shares in the aggregate stock consideration from 900,000 and/or (ii) the aggregate cash consideration, such that the aggregate merger consideration is equal to $30,456,050 (valuing the aggregate stock consideration based on the Guaranty determination date stock price).

For more information on this basis of termination, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 104.

Termination Fee (page 106)

If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative acquisition proposal and changes in the recommendation of the Westbound Board, Westbound may be required to pay to Guaranty a termination fee equal to $1,515,000. This termination fee could discourage other companies from seeking to acquire or merge with Westbound. Termination fees are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 106.

Regulatory Approvals Required for the Merger (page 81)

Subject to the terms of the merger agreement, Guaranty has agreed, with the cooperation of Westbound, to use its commercially reasonable best efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, but are not limited to, approval of the merger by the Office of the Comptroller of the Currency (which we refer to as the “OCC”). Guaranty and Westbound have submitted applications and notifications to obtain regulatory approvals from, or provide prior notice to, each required governmental authority. On March 27, 2018, Guaranty received regulatory approval for the merger from the OCC.

For more information, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 81.

The Rights of Westbound Shareholders Will Change as a Result of the Merger (page 113)

The rights of Westbound shareholders will change as a result of the merger due to differences in Guaranty’s and Westbound’s governing documents. See “Comparison of Shareholders’ Rights” beginning on page 113 for a description of the material differences in shareholders’ rights under each of the Guaranty and Westbound governing documents.

Risk Factors (page 22)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 22.

SELECTED HISTORICAL FINANCIAL DATA

Guaranty

The following tables set forth certain of Guaranty’s summary historical consolidated financial information for each of the periods indicated. The historical information as of and for the years ended December 31, 2017 and 2016 has been derived from Guaranty’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus, and the selected historical consolidated financial information as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from Guaranty’s audited consolidated financial statements not appearing in this proxy statement/prospectus. The historical results set forth below are not necessarily indicative of Guaranty’s future performance.

You should read the following together with the section entitled “Guaranty Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 130, and Guaranty’s audited consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus.

(Dollars in Thousands, except Per Share Amounts)

	As of December 31,
	2017	2016	2015	2014	2013
Selected Period End Balance Sheet Data:
Total assets	$1,962,624	$1,828,336	$1,682,640	$1,334,068	$1,246,451
Cash and cash equivalents	91,428	127,543	111,379	105,662	81,462
Securities available for sale	232,372	156,925	272,944	227,022	246,395
Securities held to maturity	174,684	189,371	125,031	131,068	140,571
Loans held for sale	1,896	2,563	3,867	3,915	7,118
Loans held for investment	1,359,544	1,243,925	1,067,377	786,519	697,404
Allowance for loan losses	12,859	11,484	9,263	7,721	7,093
Goodwill	18,742	18,742	18,601	6,116	6,436
Core deposit intangibles, net	2,724	3,308	3,846	2,881	3,310
Noninterest-bearing deposits	410,009	358,752	325,556	250,242	213,703
Interest-bearing deposits	1,266,311	1,218,039	1,140,641	826,550	788,110
Total deposits	1,676,320	1,576,791	1,466,197	1,076,792	1,001,813
Federal Home Loan Bank advances	45,153	55,170	21,342	111,539	111,728
Subordinated debentures	13,810	19,310	21,310	9,155	11,155
Other debt	—	18,286	18,000	11,000	14,000
KSOP-owned shares	—	31,661	35,384	36,300	30,938
Total shareholders’ equity less KSOP-owned shares	207,345	110,253	102,352	75,989	66,157
Pro forma total shareholders’ equity(1)	207,345	141,914	137,736	112,289	97,095

	As of and for the Years Ended December 31,
	2017	2016	2015	2014	2013
Selected Income Statement Data:
Net interest income	$59,630	$53,840	$47,759	$39,123	$35,368
Provision for loan losses	2,850	3,640	2,175	1,322	1,745
Net interest income after provision for loan losses	56,780	50,200	45,584	37,801	33,623
Noninterest income	14,279	13,016	11,483	10,792	11,562
Noninterest expense	48,382	46,380	42,594	34,854	31,400
Net realized gain (loss) on sale of securities	167	82	77	(212)	578
Income before income tax	22,677	16,836	14,473	13,739	13,785
Income tax (benefit) expense(2)	8,238	4,715	4,362	4,023	(3,573)
Net earnings	14,439	12,121	10,111	9,716	17,358
Dividends paid to common shareholders(2)	5,562	4,615	4,526	11,863	3,453

	As of and for the Years Ended December 31,
	2017	2016	2015	2014	2013
Per Share Data:
Earnings per common share, basic(3)	$1.41	$1.35	$1.15	$1.25	$2.40
Earnings per common share, diluted(3)	1.40	1.35	1.15	1.25	2.40
Book value per common share(4)	18.75	16.22	15.47	14.01	13.17
Tangible book value per common share(4)(5)	16.81	13.70	12.95	12.89	11.84
Weighted average common shares outstanding, basic, in thousands(6)	10,231,000	8,968,000	8,796,000	7,771,000	7,241,000
Weighted average common shares outstanding, diluted, in thousands(6)	10,313,000	8,976,000	8,802,000	7,771,000	7,243,000

	As of and for the Years Ended December 31,
	2017	2016	2015	2014	2013 (pro forma)
Pro Forma Information as if a C Corporation:
Income before income taxes	$22,677	$16,836	$14,473	$13,739	$13,785
Income tax provision	8,238	4,715	4,362	4,023	4,009
Pretax pre-provision and pre-securities gain (loss)	25,360	20,394	16,571	15,273	14,952
Net earnings	14,439	12,121	10,111	9,716	9,776
Basic earnings per share(3)	1.41	1.35	1.15	1.25	1.35
Diluted earnings per share(3)	1.40	1.35	1.15	1.25	1.35

	As of December 31,
	2017	2016	2015	2014	2013
Summary Performance Ratios:
Return on average assets(7)(8)	0.76%	0.68%	0.65%	0.76%	1.47%
Return on average equity(7)(8)	7.78	8.34	7.44	8.69	17.98
Net interest margin(9)	3.38	3.27	3.33	3.33	3.23
Efficiency ratio(10)	65.61	69.46	71.99	69.53	67.74
Loans to deposits ratio(11)	81.10	78.89	72.80	73.04	69.61
Noninterest income to average assets(7)	0.75	0.73	0.74	0.85	0.98
Noninterest expense to average assets(7)	2.55	2.61	2.75	2.74	2.67
Summary Credit Quality Ratios:
Nonperforming assets to total assets	0.44%	0.53%	0.25%	0.37%	0.71%
Nonperforming loans to total loans(11)	0.29	0.35	0.23	0.52	1.04
Allowance for loan losses to nonperforming loans	321.15	260.47	381.04	189.38	98.06
Allowance for loan losses to total loans(11)	0.95	0.92	0.87	0.98	1.02
Net charge-offs to average loans outstanding(12)	0.11	0.12	0.06	0.09	0.15
Capital Ratios:
Total shareholders’ equity to total assets	10.56%	7.76%	8.19%	8.42%	7.79%
Tangible common equity to tangible assets(13)	9.58	6.64	6.94	7.80	7.06
Common equity tier 1 capital (CET1) to risk-weighted assets	12.61	9.28	10.43	n/a	n/a
Tier 1 capital to average assets(7)	10.53	7.71	8.33	9.05	8.80
Tier 1 capital to risk-weighted assets	13.29	10.03	11.30	13.65	13.30
Total capital to risk-weighted assets	14.13	10.86	12.08	14.57	14.22

(1)	In accordance with provisions of the Code applicable to private companies, prior to Guaranty’s listing on NASDAQ, the terms of Guaranty’s KSOP provided that KSOP participants had the right, for a specified period of time, to require Guaranty to repurchase shares of Guaranty common stock that are distributed to them by the KSOP. As a result, for the periods prior to Guaranty’s listing on NASDAQ, the shares of common stock held by the KSOP are deducted from shareholders’ equity in Guaranty’s consolidated balance sheet. This repurchase right terminated upon the listing of Guaranty common stock on NASDAQ on May 9, 2017.
(2)	Effective January 1, 2008, Guaranty made an election (a “Subchapter S election”) to be taxed for federal income tax purposes as a Subchapter S corporation under the provisions of Sections 1361 through 1379 of the Code (an “S corporation”). Guaranty terminated Guaranty’s election to be taxed as an S corporation effective December 31, 2013. As a result, for the taxable periods applicable to the years ended December 31, 2008 through December 31, 2013, Guaranty’s net income was not subject to, and Guaranty did not pay, U.S. federal income taxes, and no provision or liability for federal or state income tax has been included in Guaranty’s audited consolidated financial statements for the year ended December 31, 2013, except as presented on a pro forma basis in Guaranty’s audited consolidated financial statements for the year ended December 31, 2013. Additionally, distributions made to Guaranty’s shareholders in respect of their federal income tax liability of $10.2 million in 2013 are not considered dividends paid to common shareholders. Despite the termination of Guaranty’s Subchapter S election, Guaranty paid dividends of $0.50 per share and a special dividend of $1.00 per share for the year ended December 31, 2014, since all dividends Guaranty pays for the first 12 months following the termination of Guaranty’s Subchapter S election were not subject to federal income taxation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Termination of S Corporation Status” beginning on page 131.

(3)	Basic and diluted earnings per share for the year ended December 31, 2013 are currently based on income before taxes due to Guaranty’s conversion from an S corporation to a C corporation, effective December 31, 2013. However, unaudited pro forma information is presented as if a C corporation for all periods under the heading “Unaudited Pro Forma Information as if a C Corporation.”
(4)	Book value per common share and tangible book value per common share calculations reflect Guaranty’s pro forma total shareholders’ equity.
(5)	Guaranty calculates tangible book value per common share as total shareholders’ equity less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of Guaranty common stock at the end of the relevant period. Tangible book value per common share is a financial measure that is not recognized by, or calculated in accordance with, U.S. generally accepted accounting principles, or GAAP, and, as Guaranty calculates tangible book value per common share, the most directly comparable GAAP financial measure is total shareholders’ equity per common share. See Guaranty’s reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(6)	Weighted average common shares outstanding as of December 31, 2013 have been adjusted to reflect the 2-for-1 stock split Guaranty completed on August 20, 2014.
(7)	Guaranty calculates Guaranty’s average assets and average equity for a period by dividing the period end balances of Guaranty’s total assets or total shareholders’ equity, as the case may be, by the number of months in the period.
(8)	Guaranty has calculated Guaranty’s return on average assets and return on average equity for a period by dividing net earnings for that period by Guaranty’s average assets and average equity, as the case may be, for that period.
(9)	Net interest margin represents net interest income divided by average interest-earning assets.
(10)	The efficiency ratio was calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding securities losses or gains. Taxes are not part of this calculation.
(11)	Excludes loans held for sale of $1.9 million, $2.6 million, $3.9 million, $3.9 million, and $7.1 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(12)	Includes average outstanding balances of loans held for sale of $1.7 million, $3.0 million, $4.4 million, $4.2 million, and $6.3 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(13)	Guaranty calculates tangible common equity as total shareholders’ equity less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, and Guaranty calculates tangible assets as total assets less goodwill and core deposit intangibles and other intangible assets, net of accumulated amortization. Tangible common equity to tangible assets is a financial measure that is not recognized by or calculated in accordance with GAAP, or a non-GAAP financial measure, and, as Guaranty calculates tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See Guaranty’s reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Westbound

The following selected historical financial information of Westbound as of and for the twelve months ended December 31, 2017, has been derived from Westbound’s unaudited financial statements, which Westbound’s management believes reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of and for the periods ended on such dates, regulatory filings made by Westbound, and from other information provided by Westbound. The following selected historical financial information of Westbound as of and for each of the five years ended December 31, 2016, has been derived from Westbound’s audited financial statements, regulatory filings made by Westbound, and from other information provided by Westbound. You should read the following selected financial information relating to Westbound in conjunction with other information appearing elsewhere in this prospectus.

	As of and for the Year Ended December 31,	As of and for the Years Ended December 31,
	2017	2016	2015	2014	2013	2012
(dollars in thousands except per share)	(unaudited)
Selected Income Statement Data
Interest income	$9,035	$7,112	$6,078	$4,815	$5,380	$5,287
Interest expense	1,525	988	757	711	791	1,045
Net interest income	7,510	6,124	5,321	4,104	4,589	4,242
Provision for loan losses	460	47	—	(248)	(752)	(408)
Net interest income after provision for loan losses	7,050	6,077	5,321	4,352	5,341	4,650
Noninterest income	2,616	2,180	2,541	2,575	1,258	2,915
Noninterest expense	7,038	6,453	6,593	5,688	5,481	6,143
Income tax expense (benefit)	1,368	495	349	(1,171)	—	—
Net Income	$1,260	$1,309	$920	$2,410	$1,118	$1,422

Per Share Data (Common and Preferred Stock)
Earnings:
Basic(1)	$0.56	$0.58	$0.41	$0.97	$0.45	$0.57
Diluted	$0.50	$0.51	$0.36	$0.88	$0.41	$0.52
Book value(2)	$10.87	$10.10	$9.84	$9.61	$8.64	$8.27

Selected Balance Sheet Data
Total assets	$228,124	$193,761	$162,393	$144,054	$136,696	$129,220
Cash and cash equivalents	34,459	12,877	10,008	18,720	43,096	9,846
Securities available for sale	16,094	23,991	20,634	17,100	117	22,552
Total loans (gross)	160,316	138,853	112,628	85,888	77,743	80,528
Allowance for loan losses	1,953	1,765	1,693	1,618	1,247	1,483
Other real estate owned	—	—	60	229	1,329	3,959
Noninterest-bearing deposits	39,942	36,566	34,384	25,695	22,486	19,280
Interest-bearing deposits	148,185	123,277	99,548	93,189	91,868	88,589
FHLB advances	13,500	10,000	5,000	—	—	—
Total shareholders’ equity	24,445	22,710	22,246	23,912	21,476	20,577

Selected Performance Metrics(3)
Return on average assets(4)	0.60%	0.75%	0.59%	1.69%	0.83%	1.01%
Return on average equity(4)	5.27%	5.76%	3.86%	10.62%	5.35%	7.30%
Net interest margin(5)	4.05%	4.11%	3.98%	3.36%	4.02%	3.65%
Efficiency ratio(6)	69%	76%	83%	84%	88%	85%

Credit Quality Ratios
Nonperforming assets to total assets	0.00%	0.00%	0.04%	0.16%	0.97%	5.13%
Nonperforming loans to total loans(7)	0.00%	0.00%	0.00%	0.00%	0.00%	3.31%
Allowance for loan losses to nonperforming loans(7)	n/a	n/a	n/a	n/a	n/a	55.61%
Allowance for loan losses to total loans	1.22%	1.27%	1.50%	1.88%	1.60%	1.84%
Net charge-offs to average loans outstanding	0.18%	(0.02)%	(0.07)%	(0.82)%	(0.62)%	0.97%

Capital Ratios
Common equity Tier 1 capital to risk-weighted assets	12.8%	12.8%	14.0%	n/a	n/a	n/a
Tier 1 capital to average assets	10.8%	12.3%	13.6%	15.4%	15.5%	14.5%
Ter 1 capital to risk-weighted assets(8)	13.6%	13.6%	14.9%	20.3%	22.3%	19.2%
Total capital to risk-weighted assets(8)	14.6%	14.7%	16.0%	21.6%	23.5%	20.5%
Tangible equity to total assets	10.1%	11.2%	13.0%	15.8%	14.8%	14.9%

Share Data
Shares outstanding—basic	2,247,952	2,247,952	2,260,381	2,487,961	2,486,961	2,486,961
Shares outstanding—diluted	293,800	307,400	320,100	245,000	231,500	241,000

(1)	Westbound calculates its diluted earnings per share for each period shown as its net income divided by the number of its common shares outstanding during the relevant period adjusted for the dilutive effect of outstanding options to purchase shares of its common stock. Earnings per share on a basic and diluted basis were calculated using the outstanding share amounts reflected in the table above under the heading “Share Data.”
(2)	Book value per share equals Westbound’s total shareholders’ equity as of the date presented divided by the number of Bank’s total shares outstanding as of the date presented. The number of Bank total shares outstanding (common and preferred combined) as of December 31, 2017 was 2,247,952 , and as of December 31, 2016, 2015, 2014, 2013 and 2012 was 2,247,952 shares, 2,260,381 shares, 2,487,961 shares, 2,486,961 shares and 2,486,961 shares, respectively.
(3)	The values for the selected performance metrics presented for the twelve months ended December 31, 2017 and 2016, are annualized.
(4)	Westbound has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. Westbound calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(5)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(6)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period, excluding realized gains or losses from sales of investment securities for that period.
(7)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(8)	Westbound calculates its risk-weighted assets using the standardized method of the Basel III Framework, as implemented by the FDIC.

RISK FACTORS

In addition to general investment risks and the other information contained in this proxy statement/prospectus, including the matters addressed under the section of this proxy statement/prospectus entitled “Special Cautionary Note Regarding Forward-Looking Statements,” beginning on page 56, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus.

Risks Relating to the Merger

The merger may not be consummated unless important conditions are satisfied.

Guaranty and Westbound expect the merger to close during the second quarter of 2018, but the acquisition is subject to a number of closing conditions. Satisfaction of many of these conditions is beyond the control of Guaranty and Westbound. If these conditions are not satisfied or waived, the merger will not be completed or may be delayed and each of Guaranty and Westbound may lose some or all of the intended benefits of the merger. Certain of the conditions that remain to be satisfied include, but are not limited to:

•	the continued accuracy of the representations and warranties made by the parties in the merger agreement;

•	the performance by each party of its respective obligations under the merger agreement;

•	the receipt of required regulatory approvals, including the approval of the OCC;

•	the absence of any injunction, order or decree restraining, enjoining or otherwise prohibiting the merger;

•	the absence of any Material Adverse Change with respect to Guaranty and GBT and to Westbound;

•	receipt by Guaranty and Westbound from their respective tax counsel of a federal tax opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the effectiveness of the registration statement covering the shares of Guaranty common stock that are expected to be issued to Westbound shareholders as a portion of the consideration for the merger; and

•	the approval by Westbound’s shareholders of the merger agreement and the merger.

As a result of the aforementioned conditions, the merger may not close as scheduled, or at all. For additional information regarding the conditions to the merger, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 102. In addition, either Guaranty or Westbound may terminate the merger agreement under certain circumstances. For additional information regarding the circumstances in which the merger agreement may be terminated, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 104.

Because the market price of Guaranty common stock will fluctuate, Westbound shareholders will not know the value of the per share merger consideration received in the merger until the effective time.

If the merger is completed, each holder of Westbound stock will receive their proportional share of the aggregate merger consideration, which consists of (i) 900,000 shares of Guaranty common stock (subject to adjustment in certain circumstances as specified in the merger agreement), and (ii) $6,417,050, net of the aggregate option consideration, in cash (subject to adjustment in certain circumstances as specified in the merger agreement). The market value of the equity portion of the aggregate merger consideration will fluctuate from the closing price of Guaranty common stock on the date Guaranty and Westbound announced the merger, the date that this proxy statement/prospectus is mailed to the shareholders of Westbound, the date of the Westbound special meeting and the date the merger is completed and thereafter. Any change in the market price of Guaranty common stock prior to the completion of the merger will affect the market value of the aggregate stock consideration that Westbound shareholders will be entitled to receive upon completion of the merger. Stock price changes may result from a variety of factors that are beyond the control of Guaranty, including, but not limited to, general market and economic conditions, changes in Guaranty’s business, operations and prospects and regulatory considerations. Therefore, at the time of the special meeting, shareholders will not know the precise market value of the aggregate merger consideration shareholders will be entitled to receive at the effective time. You should obtain current market quotations for shares of Guaranty common stock. There are no current market quotations for Westbound stock because Westbound is a privately owned corporation and its capital stock is not traded on any established public trading market.

Up to $2.0 million of the aggregate shareholder cash consideration may be held in escrow for up to 3 years following the closing and may not be distributed to the Westbound shareholders.

At the closing of the merger, Guaranty, GBT and Westbound will enter into an escrow agreement pursuant to which the escrowed funds will be held back by Guaranty for up to three years following the closing. The escrowed funds may not be paid, or be only partially paid, to Westbound shareholders if GBT suffers or incurs any losses in connection with the loans subject to the escrow agreement. A claim against the escrowed funds may reduce the aggregate shareholder cash consideration distributed to the Westbound shareholders in connection with the merger. For further information on the escrow holdback, see “The Merger Agreement—Structure of the Merger—Escrow Holdback” beginning on page 85.

If the merger is not consummated by September 30, 2018, either Guaranty or Westbound may choose not to proceed with the merger.

Either Guaranty or Westbound may terminate the merger agreement if the merger has not been completed by September 30, 2018, unless the failure of the merger to be completed has resulted from the material failure of the party seeking to terminate the merger agreement to perform its obligations, among other limited reasons.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that Guaranty does not anticipate or cannot be met.

Before the merger may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the OCC. The bank regulatory authorities may impose conditions on the completion of, or require changes to the terms of, the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers, including any public protests of any regulatory applications, could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Guaranty following the completion of the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome, not anticipated or cannot be met. If the completion of the merger is delayed, including by a delay in receipt of necessary governmental approvals or waivers, the business, financial condition and results of operations of Guaranty and Westbound may also be materially adversely affected.

Guaranty may be unsuccessful in integrating the operations of the businesses it has acquired or expects to acquire in the future, including Westbound.

From time to time, Guaranty evaluates and acquires businesses that it believes complement its existing business. The acquisition component of Guaranty’s growth strategy depends on the successful integration of these acquisitions. Guaranty faces numerous risks and challenges to the successful integration of acquired businesses, including the following:

•	the potential for unexpected costs, delays and challenges that may arise in integrating acquisitions into Guaranty’s existing business;

•	limitations on Guaranty’s ability to realize the expected cost savings and synergies from an acquisition;

•	challenges related to integrating acquired operations, including Guaranty’s ability to retain key employees and maintain relationships with significant customers and depositors;

•	challenges related to the integration of businesses that operate in new geographic areas, including difficulties in identifying and gaining access to customers in new markets; and

•	discovery of previously unknown liabilities following an acquisition associated with the acquired business.

If Guaranty is unable to successfully integrate the businesses it acquires, Guaranty’s business, financial condition and results of operations may be materially adversely affected.

The merger could result in unexpected disruptions on the combined business.

In response to the announcement of the merger, Westbound’s customers may cease or reduce their business with Westbound, which could negatively affect Guaranty’s and Westbound’s combined business operations. Similarly, current or prospective employees of Guaranty or Westbound may experience uncertainty about their future roles with the combined entity. This may adversely affect Guaranty’s or Westbound’s ability to attract and retain key management, banking and other personnel. In addition, the diversion of the attention of Guaranty’s and Westbound’s respective management teams away from day-to-day operations during the negotiation and pendency of the merger could have an adverse effect on the financial condition and operating results of either Guaranty or Westbound.

Guaranty may fail to realize some or all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Guaranty’s ability to realize the anticipated benefits and cost savings from combining its business with Westbound’s business. However, to realize these anticipated benefits and cost savings, Guaranty must successfully combine both businesses. If Guaranty is unable to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than Guaranty expects.

Guaranty will incur significant transaction and merger-related integration costs in connection with the merger.

Guaranty expects to incur significant costs associated with completing the merger and integrating Westbound’s operations into Guaranty’s operations and is continuing to assess the impact of these costs. Although Guaranty believes that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of Westbound’s business with Guaranty’s business, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Westbound’s officers and directors have interests in the merger in addition to or different from the interests that they share with you as a Westbound shareholder.

Some of Westbound’s executive officers participated in negotiations of the merger agreement with Guaranty, and the Westbound Board approved the merger agreement and is recommending that the Westbound shareholders vote to approve the Westbound merger proposal. In considering these facts and the other information included in this proxy statement/prospectus, you should be aware that certain of Westbound’s executive officers and directors have economic interests in the merger that are different from or in addition to the interests that they share with you as a Westbound shareholder. For further discussion of the interests of Westbound’s directors and officers in the merger, see “The Merger—Interests of Westbound’s Directors and Executive Officers in the Merger” beginning on page 75.

The merger may be completed on different terms from those contained in the merger agreement.

Prior to the completion of the merger, Guaranty and Westbound may, by mutual agreement, amend or alter the terms of the merger agreement, including with respect to, among other things, the consideration payable by Guaranty to Westbound’s shareholders or any covenants or agreements with respect to the parties’ respective operations during the pendency thereof. Any such amendments or alterations may have negative consequences to Guaranty, Westbound, or both.

Westbound shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger and will have less influence on the management and policies of Guaranty than they had on Westbound before the merger.

Westbound shareholders will have a much smaller percentage ownership interest and effective voting power in Guaranty compared to their ownership interest and voting power in Westbound prior to the merger. Consequently, Westbound shareholders will have significantly less influence on the management and policies of Guaranty after the merger than they now have on the management and policies of Westbound. In addition, under the merger agreement, no individuals from the Westbound Board will become directors of Guaranty following the effective time. If the merger is consummated, current Westbound shareholders will own approximately [    ]% of the [                ] shares of Guaranty common stock expected to be outstanding immediately after completion of the merger. Accordingly, former Westbound shareholders will own less than a majority of the outstanding voting stock of the combined company and would, as a result, be outvoted by current Guaranty shareholders if such current Guaranty shareholders voted together as a group.

The merger may fail to qualify as a reorganization under the Internal Revenue Code.

The merger has been structured to qualify as a reorganization under Section 368(a) of the Code. The closing of the merger is conditioned upon the receipt by each of Guaranty and Westbound of an opinion of its respective tax advisor, each dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Guaranty and Westbound) which are consistent with the state of facts existing as of the closing date, the merger constitutes a reorganization under Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger will not be binding on the Internal Revenue Service (which we refer to as the “IRS”) or the courts, and neither Guaranty nor Westbound intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

If the merger fails to qualify as a reorganization under Section 368(a) of the Code, a Westbound shareholder would likely recognize gain or loss on the amount equal to the difference between (i) the fair market value of the Guaranty common stock and cash consideration received as a result of the merger and (ii) the shareholder’s adjusted tax basis in the Westbound shares surrendered.

For further information, please see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108. The U.S. federal income tax consequences described above may not apply to all holders of Westbound stock. Your tax consequences will depend on your individual situation. Accordingly, Guaranty and Westbound strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

The merger agreement limits Westbound’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Westbound’s ability to discuss competing third-party proposals to acquire all or a significant part of Westbound. In addition, Westbound has agreed to pay Guaranty a termination fee of $1,515,000 if the transaction is terminated because Westbound decides to enter into or close another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Westbound from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Westbound than it might otherwise have proposed to pay.

The fairness opinion received by the Westbound Board prior to the signing of the merger agreement has not been and will not be updated to reflect changes in circumstances since the signing of the merger agreement.

The opinion rendered by BAG, financial advisor to Westbound, on January 26, 2018, is based upon information available to BAG as of such date. The opinion has not been updated to reflect changes that may occur or may have occurred after the date on which it was delivered, including changes to the operations and prospects of Guaranty or Westbound, changes in general market and economic conditions, or other changes. Any such changes may alter the relative value of Guaranty or Westbound or the prices of shares of Guaranty common stock or Westbound stock by the time the merger is completed. The opinion does not speak as of the date the merger will be completed or as of any date other than the date of such opinion. For a description of the opinion that Westbound received from its financial advisor, please see “The Merger—Opinion of Westbound’s Financial Advisor,” beginning on page 66.

Guaranty may not be able to implement aspects of its growth strategy or new bank office facilities and other facilities may not be profitable.

Guaranty’s growth strategy contemplates the future expansion of its business and operations both organically and through acquisitions across the State of Texas. Implementing these aspects of its growth strategy depends, in part, on Guaranty’s ability to successfully identify acquisition opportunities and strategic partners that will complement its operating philosophy and to successfully integrate their operations with Guaranty’s operations, as well as to generate loans and deposits within acceptable risk and expense tolerances. To successfully acquire or establish banks or banking offices, Guaranty must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships and high caliber banking personnel to make these new banking offices profitable. In addition, Guaranty may not be able to identify suitable opportunities for further growth and expansion or, if it does, Guaranty may not be able to successfully integrate these new operations into its business.

As consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. Guaranty will compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than Guaranty does and may be able to pay more for an acquisition than Guaranty is able or willing to pay.

Guaranty can offer no assurance that it will have opportunities to acquire other financial institutions, or that it will complete the merger, or acquire or establish any new branches or mortgage offices, or that it will be able to negotiate, finance and complete any opportunities available to it.

Additionally, Guaranty may not be able to organically expand into new markets that are profitable for its franchise. The costs to start up new bank branches and loan production offices in new markets and the additional costs to operate these facilities would increase Guaranty’s non-interest expense and may decrease its earnings. It may be difficult to adequately and profitably manage Guaranty’s growth through the establishment of bank branches and loan production offices in new markets. In addition, Guaranty can provide no assurance that its expansion into any such new markets will successfully attract enough new business to offset the expenses of their operation. If Guaranty is not able to do so, its earnings and stock price may be negatively impacted.

The success of Guaranty’s growth strategy depends on its ability to identify and retain individuals with experience and relationships in the markets in which Guaranty intends to expand.

Guaranty’s growth strategy contemplates that it will expand its business and operations to other markets, including Houston, Austin, and Fort Worth. Guaranty intends to primarily target market areas that it believes possess attractive demographic, economic or competitive characteristics. To successfully expand into new markets, Guaranty must identify and retain experienced key management members with local expertise and relationships in these markets. Competition for qualified personnel in the markets in which Guaranty may expand may be intense, and there may be a limited number of qualified persons with knowledge of and experience in the commercial banking industry in these markets. Even if Guaranty identifies individuals that it believes could assist it in establishing a presence in a new market, Guaranty may be unable to recruit these individuals away from other banks or may be unable to do so at a reasonable cost. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out Guaranty’s strategy is often lengthy. Guaranty’s inability to identify, recruit and retain talented personnel to manage new offices effectively would limit its growth and could materially adversely affect its business, financial condition, results of operations and stock price.

Guaranty may have exposure to tax liabilities that are larger than it anticipates.

The tax laws applicable to Guaranty’s business activities, including the laws of the United States, Texas and other jurisdictions, are subject to interpretation and may change over time. From time to time, legislative initiatives, such as proposals for fundamental federal tax reform and corporate tax rate changes, which may impact Guaranty’s effective tax rate and could adversely affect its tax positions or liabilities, may be enacted. In particular, the 2017 Tax Cuts and Jobs Act (discussed further below) enacts sweeping changes to corporate tax reform that may impact Guaranty’s business.

The taxing authorities in the jurisdictions in which Guaranty operates may challenge its tax positions or those of Westbound prior to the consummation of the merger, which could increase Guaranty’s effective tax rate and harm its financial position and results of operations. In addition, Guaranty’s future income taxes could be adversely affected by changes in tax laws, regulations or accounting principles. Guaranty is subject to audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on Guaranty’s financial position and results of operations. In addition, the determination of Guaranty’s provision for income taxes and other liabilities requires significant judgment by management. Although Guaranty believes that its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in Guaranty’s financial statements and could have a material adverse effect on Guaranty’s financial results in the period or periods for which such determination is made.

Westbound is highly dependent on its key personnel and customer relationships.

Westbound’s operating results are highly dependent on, among other factors, the services, managerial abilities, performance and customer relationships with its current executive officers and other key personnel. Westbound has an experienced management team that Guaranty believes is capable of managing and growing the combined business post-merger. Losses of or changes in Westbound’s current executive officers or other key personnel and their responsibilities may disrupt Guaranty’s business and could adversely affect its financial condition, results of operations and liquidity. There can be no assurance that Guaranty will be successful in retaining Westbound’s current executive officers or other key personnel.

Hurricanes or other adverse weather events in Texas can have an adverse impact on Westbound’s business, financial condition and operations.

Hurricanes, tropical storms, natural disasters and other adverse weather events can have an adverse impact on Westbound’s business, financial condition and operations, cause widespread property damage and significantly depress the local economies in which Guaranty and Westbound operate. The bank operates four branches in the Houston metropolitan area, an area which is susceptible to hurricanes, tropical storms and other natural disasters and adverse weather conditions. For example, in late August 2017, Hurricane Harvey, a Category 4 hurricane, caused extensive and costly damage across Southeast Texas. Most notably, the Houston metropolitan area in Texas received over 40 inches of rainfall, which resulted in catastrophic flooding and unprecedented damage to residences and businesses.

Westbound worked diligently throughout Hurricane Harvey to provide for the safety of its employees and customers, as well as to continue to provide the financial services on which its customers greatly depend. The operational impact to Westbound was not material, and these offices did not incur any significant damage. Westbound continues to evaluate Hurricane Harvey’s impact on its customers and its business, including its properties, assets and loan portfolios.

While Guaranty and Westbound do not anticipate that Hurricane Harvey will have significant long-term effects on Westbound’s business, financial condition or operations, Guaranty and Westbound are unable to predict with certainty the short- and long-term impact that Hurricane Harvey may have on the local region in which Westbound operates, including the impact on loan and deposit activities and credit exposures. Guaranty and Westbound will continue to monitor the residual effects of Hurricane Harvey on Westbound’s business and customers.

Similar future adverse weather events in Texas could potentially result in extensive and costly property damage to businesses and residences, force the relocation of residents and significantly disrupt economic activity in the region. Guaranty and Westbound cannot predict the extent of damage that may result from such adverse weather events, which will depend on a variety of factors that are beyond the control of Guaranty and Westbound, including, but not limited to, the severity and duration of the event, the timing and level of government responsiveness and the pace of economic recovery. If a significant adverse weather event were to occur, it could have a materially adverse impact on Guaranty’s and/or Westbound’s financial condition, results of operations and business, as well as potentially increase Guaranty’s and/or Westbound’s exposure to credit and liquidity risks.

Risks Related to Guaranty’s Business

Guaranty may not be able to implement aspects of its expansion strategy, which may adversely affect its ability to maintain its historical earnings trends.

Guaranty’s expansion strategy focuses on organic growth, supplemented by strategic acquisitions and expansion of GBT’s banking location network, or de novo branching. Guaranty may not be able to execute on aspects of its expansion strategy, which may impair its ability to sustain its historical rate of growth or prevent Guaranty from growing at all. More specifically, Guaranty may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of Guaranty’s operations, the opening of new banking locations and the consummation of acquisitions. Further, Guaranty may be unable to attract and retain experienced bankers, which could adversely affect its growth. The success of Guaranty’s strategy also depends on its ability to effectively manage growth, which is dependent upon a number of factors, including Guaranty’s ability to adapt its credit, operational, technology and governance infrastructure to accommodate expanded operations. If Guaranty fails to implement one or more aspects of its strategy, Guaranty may be unable to maintain its historical earnings trends, which could have an adverse effect on its business, financial condition and results of operations.

Guaranty may not be able to manage the risks associated with its anticipated growth and expansion through de novo branching.

Guaranty’s business strategy includes evaluating strategic opportunities to grow through de novo branching, and Guaranty believes that banking location expansion has been meaningful to its growth since inception. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote Guaranty’s corporate culture; poor market reception for de novo banking locations established in markets where Guaranty does not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with Guaranty’s anticipated growth through de novo branching could have an adverse effect on Guaranty’s business, financial condition and results of operations.

Guaranty may not be able to overcome the integration and other risks associated with acquisitions, which could have an adverse effect on Guaranty’s ability to implement its business strategy.

Although Guaranty plans to continue to grow its business organically and through de novo branching, Guaranty also intends to pursue acquisition opportunities that it believes complement its activities and have the ability to enhance its profitability and provide attractive risk-adjusted returns. Guaranty’s acquisition activities could be material to its business and involve a number of risks, including the following:

•	intense competition from other banking organizations and other acquirers for potential merger candidates;

•	market pricing for desirable acquisitions resulting in returns that are less attractive than Guaranty has traditionally sought to achieve;

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in Guaranty’s attention being diverted from the operation of its existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	potential exposure to unknown or contingent liabilities of banks and businesses Guaranty acquires, including consumer compliance issues;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	losing key employees and customers;

•	reputational issues if the target’s management does not align with Guaranty’s culture and values;

•	significant problems relating to the conversion of the financial and customer data of the target;

•	integration of acquired customers into Guaranty’s financial and customer product systems;

•	risks of impairment to goodwill; or

•	regulatory timeframes for review of applications may limit the number and frequency of transactions Guaranty may be able to consummate.

Depending on the condition of any institution or assets or liabilities that Guaranty may acquire, that acquisition may, at least in the near term, adversely affect its capital and earnings and, if not successfully integrated with its organization, may continue to have such effects over a longer period. Guaranty may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition Guaranty may consider will be subject to prior regulatory approval. Guaranty’s inability to overcome these risks could have an adverse effect on its ability to implement its business strategy, which, in turn, could have an adverse effect on its business, financial condition and results of operations.

A key piece of Guaranty’s expansion strategy is a focus on decision-making authority at the branch and market level, and Guaranty’s business, financial condition, results of operations and prospects could be adversely affected if Guaranty’s local teams do not follow Guaranty’s internal policies or are negligent in their decision-making.

In order to be able to provide the responsive and individualized customer service that distinguishes Guaranty from competitors and in order to attract and retain management talent, Guaranty empowers its local management teams to make certain business decisions on the local level. Lending authorities are assigned to branch presidents and their banking teams based on their experience, with all loan relationships in excess of internal specified maximums being reviewed by GBT’s Directors’ Loan Committee, comprised of senior management of GBT, or GBT’s board of directors, as the case may be. Guaranty’s local lenders may not follow Guaranty’s internal procedures or otherwise act in Guaranty’s best interests with respect to their decision-making. A failure of Guaranty’s employees to follow Guaranty’s internal policies, or actions taken by Guaranty’s employees that are negligent or not in Guaranty’s best interests could have an adverse effect on Guaranty’s business, financial condition and results of operations.

Difficult market conditions and economic trends have recently and adversely affected the banking industry and could adversely affect Guaranty’s business, financial condition and results of operations in the future.

Guaranty is operating in an uncertain economic environment, including generally uncertain conditions nationally and locally in Guaranty’s industry and markets. Although economic conditions have improved in recent years, financial institutions continue to be affected by volatility in the real estate market in some parts of the country and uncertain regulatory and interest rate conditions. Guaranty retains direct exposure to the residential and commercial real estate markets in Texas and are affected by these events. In addition, financial institutions in Texas can be affected by volatility with the oil and gas industry and significant decreases in energy prices. Although Guaranty does not have material direct exposure to the oil and gas industry, Guaranty retains some indirect exposure, as some of its customers’ businesses are directly affected by volatility with the oil and gas industry and energy prices.

Guaranty’s ability to assess the creditworthiness of customers and to estimate the losses inherent in its loan portfolio is made more complex by uncertain market and economic conditions. Another national economic downturn or deterioration of conditions in Guaranty’s markets could result in losses beyond those that are provided for in its allowance for loan losses and lead to the following consequences:

•	increases in loan delinquencies;

•	increases in non-performing assets and foreclosures;

•	decreases in demand for Guaranty’s products and services, which could adversely affect Guaranty’s liquidity position; and

•	decreases in the value of the collateral securing Guaranty’s loans, especially real estate, which could reduce customers’ borrowing power and repayment ability.

While economic conditions in Texas and the United States have improved in recent years, there can be no assurance that these conditions will continue to improve at a similar rate, or at all, or that an economic downturn will not occur again. Although real estate markets have generally stabilized in portions of the United States, including Texas, a resumption of declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on Guaranty’s borrowers or their customers, which could adversely affect Guaranty’s business, financial condition and results of operations. In addition, volatility in the oil and gas industry and relatively low energy prices could have an adverse effect on Guaranty’s borrowers or their customers, including declines in real estate values and job losses, which could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty may not be able to adequately measure and limit Guaranty’s credit risk, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover Guaranty’s outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Many of Guaranty’s loans are made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Guaranty’s risk management practices, such as monitoring the concentration of its loans within specific industries and its credit approval practices, may not adequately reduce credit risk, and its credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with Guaranty’s loan portfolio could lead to unexpected losses and have an adverse effect on Guaranty’s business, financial condition and results of operations.

Guaranty is dependent on the use of data and modeling in Guaranty’s management’s decision-making, and faulty data or modeling approaches could negatively impact Guaranty’s decision-making ability or possibly subject Guaranty to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in Guaranty’s operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which Guaranty is dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While Guaranty is not currently subject to annual Dodd-Frank Act stress testing, or “DFAST,” and the Comprehensive Capital Analysis and Review (which we refer to as the “CCAR”), submissions, Guaranty anticipates that model-derived testing may become more extensively implemented by regulators in the future.

Guaranty anticipates data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While Guaranty believes these quantitative techniques and approaches improve its decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact its decision-making ability or, if Guaranty becomes subject to regulatory stress-testing in the future, adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

The small- to medium-sized businesses that Guaranty lends to may have fewer resources to weather adverse business developments, which may impair Guaranty’s borrowers’ ability to repay loans.

Guaranty focuses its business development and marketing strategy primarily on small- to medium-sized businesses. As of December 31, 2017, Guaranty had approximately $782.4 million of loans to businesses, which represents approximately 57.6% of its total loan portfolio. Small- to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If Guaranty’s borrowers are unable to repay their loans, Guaranty’s business, financial condition and results of operations could be adversely affected.

Guaranty’s commercial real estate and real estate construction loan portfolio exposes it to credit risks that may be greater than the risks related to other types of loans.

As of December 31, 2017, approximately $710.5 million, or 52.3%, of Guaranty’s total loans were nonresidential real estate loans (including owner occupied commercial real estate loans), which included approximately $196.8 million, or 14.5%, of Guaranty’s total loans, that were construction and land development loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate due to the fluctuation of real estate values. Additionally, non-owner occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of Guaranty’s non-owner occupied commercial real estate loan portfolio could require Guaranty to increase its allowance for loan losses, which would reduce its profitability and could have an adverse effect on its business, financial condition and results of operations.

Construction and land development loans also involve risks because loan funds are secured by a project under construction and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Guaranty is forced to foreclose on a project prior to completion, Guaranty may be unable to recover the entire unpaid portion of the loan. In addition, Guaranty may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect Guaranty’s business, financial condition and results of operations.

Because a significant portion of Guaranty’s loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing Guaranty’s real estate loans and result in loan and other losses.

As of December 31, 2017, approximately $1.08 billion, or 79.8%, of Guaranty’s total loans were loans with real estate as a primary or secondary component of collateral. Real estate values in many Texas markets have experienced periods of fluctuation over the last five years. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in Guaranty’s primary markets or in Texas generally could increase the credit risk associated with Guaranty’s loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in Guaranty’s market areas could significantly impair the value of property pledged as collateral on loans and affect Guaranty’s ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have an adverse effect on Guaranty’s business, financial condition and results of operations. If real estate values decline, it is also more likely that Guaranty would be required to increase its allowance for loan losses, which would adversely affect its business, financial condition and results of operations.

Appraisals and other valuation techniques Guaranty uses in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, Guaranty generally requires an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, Guaranty may not be able to realize the full amount of any remaining indebtedness when Guaranty forecloses on and sell the relevant property. In addition, Guaranty relies on appraisals and other valuation techniques to establish the value of Guaranty’s other real estate owned (which we refer to as the “OREO”), and personal property that Guaranty acquires through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, Guaranty’s combined and consolidated financial statements may not reflect the correct value of its OREO, and its allowance for loan losses may not reflect accurate loan impairments. This could have an adverse effect on Guaranty’s business, financial condition or results of operations. As of December 31, 2017, Guaranty held OREO and repossessed property and equipment that was valued at $2.2 million and $2.5 million, respectively.

Guaranty engages in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting Guaranty to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent Guaranty from foreclosing at all.

Since Guaranty originates loans secured by real estate, Guaranty may have to foreclose on the collateral property to protect its investment and may thereafter own and operate such property, in which case Guaranty would be exposed to the risks inherent in the ownership of real estate. As of December 31, 2017, Guaranty held approximately $2.2 million in OREO in a special purpose subsidiary that is currently marketed for sale. The amount that Guaranty, as a mortgagee, may realize after a default is dependent upon factors outside of Guaranty’s control, including, but not limited to general or local economic condition, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Guaranty’s inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or writedowns in the value of other real estate owned, could have an adverse effect on Guaranty’s business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent Guaranty from foreclosing at all. While historically Texas has had foreclosure laws that are favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and Guaranty cannot be certain that Texas will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have an adverse effect on Guaranty’s business, financial condition and results of operation.

A portion of Guaranty’s loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose Guaranty to credit losses.

As of December 31, 2017, approximately $197.5 million, or 14.5%, of Guaranty’s total loans were commercial loans to businesses. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than Guaranty anticipates exposing Guaranty to increased credit risk. In addition, a portion of Guaranty’s customer base, including customers in the energy and real estate business, may be in industries which are particularly sensitive to commodity prices or market fluctuations, such as energy prices. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions in which Guaranty’s commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose Guaranty to credit losses and could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty’s allowance for loan losses may prove to be insufficient to absorb potential losses in Guaranty’s loan portfolio.

Guaranty maintains an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in its loan portfolio. As of December 31, 2017, Guaranty’s allowance for loan losses totaled $12.9 million, which represents approximately 0.95% of its total loans. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires Guaranty to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors, both within and outside of Guaranty’s control, may require Guaranty to increase its allowance for loan losses. In addition, Guaranty’s regulators, as an integral part of their periodic examination, review Guaranty’s methodology for calculating, and the adequacy of, Guaranty’s allowance for loan losses and may direct Guaranty to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, Guaranty may need additional provisions for loan losses to restore the adequacy of its allowance for loan losses.

Finally, the measure of Guaranty’s allowance for loan losses is dependent on the adoption and interpretation of accounting standards. The Financial Accounting Standards Board recently issued a new credit impairment model, the Current Expected Credit Loss (which we refer to as the “CECL model”), which will become applicable to Guaranty on January 1, 2020, though Guaranty may choose to adopt CECL on January 1, 2019, or may be encouraged by Guaranty’s regulators to do so. CECL will require financial institutions to estimate and develop a provision for credit losses at origination for the lifetime of the loan, as opposed to reserving for incurred or probable losses up to the balance sheet date. Under the CECL model, credit deterioration would be reflected in the income statement in the period of origination or acquisition of the loan, with changes in expected credit losses due to further credit deterioration or improvement reflected in the periods in which the expectation changes. Accordingly, the CECL model could require financial institutions like GBT to increase their allowances for loan losses. Moreover, the CECL model likely would create more volatility in Guaranty’s level of allowance for loan losses. If Guaranty is required to materially increase its level of allowance for loan losses for any reason, such increase could adversely affect its business, financial condition and results of operations.

If Guaranty fails to maintain effective internal control over financial reporting, Guaranty may not be able to report its financial results accurately and timely, in which case Guaranty’s business may be harmed, investors may lose confidence in the accuracy and completeness of Guaranty’s financial reports, Guaranty could be subject to regulatory penalties and the price of Guaranty common stock may decline.

Guaranty’s management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Guaranty’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a public company, Guaranty is required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, Guaranty is required to certify its compliance with Section 404 of the Sarbanes-Oxley Act beginning with its second annual report on Form 10-K, which will require Guaranty to furnish annually a report by management on the effectiveness of Guaranty’s internal control over financial reporting. In addition, unless Guaranty remains an emerging growth company and elects additional transitional relief available to emerging growth companies, its independent registered public accounting firm may be required to report on the effectiveness of Guaranty’s internal control over financial reporting beginning as of that second annual report on Form 10-K.

Guaranty will continue to periodically test and update, as necessary, its internal control systems, including its financial reporting controls. Guaranty’s actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of Guaranty’s financial statements which in turn could harm Guaranty’s business, impair investor confidence in the accuracy and completeness of Guaranty’s financial reports and Guaranty’s access to the capital markets and cause the price of Guaranty common stock to decline and subject Guaranty to regulatory penalties.

Guaranty relies heavily on its executive management team and other key employees, and Guaranty could be adversely affected by the unexpected loss of their services.

Guaranty’s success depends in large part on the performance of its executive management team and other key personnel, as well as on its ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees is intense, and the process of locating key personnel with the combination of skills, attributes and business relationships required to execute Guaranty’s business plan may be lengthy. Guaranty may not be successful in retaining its key employees, and the unexpected loss of services of one or more of its key personnel could have an adverse effect on Guaranty’s business because of their skills, knowledge of and business relationships within Guaranty’s primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of Guaranty’s key personnel should become unavailable for any reason, Guaranty may not be able to identify and hire qualified persons on terms acceptable to Guaranty, or at all, which could have an adverse effect on Guaranty’s business, financial condition, results of operations and future prospects.

Guaranty earns income by originating residential mortgage loans for resale in the secondary mortgage market, and disruptions in that market could reduce Guaranty’s operating income.

Historically, Guaranty has earned income by originating mortgage loans for sale in the secondary market. A historical focus of Guaranty’s loan origination and sales activities has been to enter into formal commitments and informal agreements with larger banking companies and mortgage investors. Under these arrangements, Guaranty originates single family mortgages that are priced and underwritten to conform to previously agreed criteria before loan funding and are delivered to the investor shortly after funding. For the years ended December 31, 2017 and 2016, Guaranty earned approximately $2.0 million and $1.7 million, respectively, from these activities. However, in the recent past, disruptions in the secondary market for residential mortgage loans have limited the market for, and liquidity of, most mortgage loans other than conforming Fannie Mae and Federal Home Loan Mortgage Corporation, or Freddie Mac, loans. The effects of these disruptions in the secondary market for residential mortgage loans may reappear.

In addition, because government-sponsored entities like Fannie Mae and Freddie Mac, who account for a substantial portion of the secondary market, are governed by federal law, any future changes in laws that significantly affect the activity of these entities could, in turn, adversely affect Guaranty’s operations. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the federal government. The federal government has for many years considered proposals to reform Fannie Mae and Freddie Mac, but the results of any such reform and their impact on Guaranty are difficult to predict. To date, no reform proposal has been enacted.

These disruptions may not only affect Guaranty but also the ability and desire of mortgage investors and other banks to purchase residential mortgage loans that Guaranty originates. As a result, Guaranty may not be able to maintain or grow the income Guaranty receives from originating and reselling residential mortgage loans, which would reduce Guaranty’s operating income. Additionally, Guaranty may be required to hold mortgage loans that Guaranty originated for sale, increasing its exposure to interest rate risk and the value of the residential real estate that serves as collateral for the mortgage loan.

Delinquencies, defaults and foreclosures in residential mortgages create a higher risk of repurchases and indemnity requests.

Guaranty originates residential mortgage loans for sale to government-sponsored enterprises, such as Fannie Mae, Freddie Mac and other investors. As a part of this process, Guaranty makes various representations and warranties to these purchasers that are tied to the underwriting standards under which the investors agreed to purchase the loan. If a representation or warranty proves to be untrue, Guaranty could be required to repurchase one or more of the mortgage loans or indemnify the investor. Repurchase and indemnity obligations tend to increase during weak economic times, as investors seek to pass on the risks associated with mortgage loan delinquencies to the originator of the mortgage. If Guaranty is forced to repurchase additional mortgage loans that it has previously sold to investors, or indemnify those investors, Guaranty’s business, financial condition and results of operations could be adversely affected.

A lack of liquidity could impair Guaranty’s ability to fund operations and adversely impact its business, financial condition and results of operations.

Liquidity is essential to Guaranty’s business. Guaranty relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of its loans and investment securities, respectively, to ensure that it has adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale of Guaranty’s investment securities, the sale of loans, and other sources could have a substantial negative effect on Guaranty’s liquidity.

Guaranty’s most important source of funds is deposits. As of December 31, 2017, approximately $1.38 billion, or 82.3%, of Guaranty’s total deposits were demand, savings and money market accounts. Historically Guaranty’s savings accounts, money market deposit accounts and demand accounts have been stable sources of funds. However, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors that may be outside of Guaranty’s control, such as a loss of confidence by customers in Guaranty or the banking sector generally, customer perceptions of Guaranty’s financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits, increasing Guaranty’s funding costs and reducing its net interest income and net income.

The $296.8 million remaining balance of deposits consisted of certificates of deposit, of which $224.8 million, or 13.4% of Guaranty’s total deposits, were due to mature within one year. Historically, a majority of Guaranty’s certificates of deposit are renewed upon maturity as long as Guaranty pays competitive interest rates. These customers are, however, interest-rate conscious and may be willing to move funds into higher-yielding investment alternatives. If customers transfer money out of GBT’s deposits and into other investments such as money market funds, Guaranty would lose a relatively low-cost source of funds, increasing Guaranty’s funding costs and reducing its net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of Guaranty’s equity and debt securities to investors. Additional liquidity is provided by Guaranty’s ability to borrow from the Federal Reserve Bank of Dallas and the

Federal Home Loan Bank of Dallas (which we refer to as the “FHLB”). Guaranty also may borrow funds from third-party lenders, such as other financial institutions. Guaranty’s access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable to it, could be impaired by factors that affect Guaranty directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Guaranty’s access to funding sources could also be affected by a decrease in the level of Guaranty’s business activity as a result of a downturn in Texas or by one or more adverse regulatory actions against Guaranty.

Any decline in available funding could adversely impact Guaranty’s ability to originate loans, invest in securities, meet Guaranty’s expenses, or fulfill obligations such as repaying Guaranty’s borrowings or meeting deposit withdrawal demands, any of which could, in turn, have an adverse effect on Guaranty’s business, financial condition and results of operations.

Guaranty may need to raise additional capital in the future, and such capital may not be available when needed or at all.

Guaranty may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet Guaranty’s commitments and fund its business needs and future growth, particularly if the quality of its assets or earnings were to deteriorate significantly. Guaranty’s ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of its control, and its financial condition. Economic conditions and a loss of confidence in financial institutions may increase Guaranty’s cost of funding and limit access to certain customary sources of capital, including interbank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve System. Guaranty may not be able to obtain capital on acceptable terms, or at all. Any occurrence that may limit Guaranty’s access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of Guaranty or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect Guaranty’s capital costs and Guaranty’s ability to raise capital and, in turn, Guaranty’s liquidity. Further, if Guaranty needs to raise capital in the future, Guaranty may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on Guaranty’s business, financial condition or results of operations.

Guaranty has a concentration of deposit accounts with state and local municipalities that is a material source of Guaranty’s funding, and the loss of these deposits or significant fluctuations in balances held by these public bodies could force Guaranty to fund Guaranty’s business through more expensive and less stable sources.

As of December 31, 2017, $287.6 million, or approximately 17.2%, of Guaranty’s total deposits consisted of deposit accounts of public bodies, such as state or local municipalities, or public funds. These types of deposits are often secured and typically fluctuate on a seasonal basis due to timing differences between tax collection and expenditures. Withdrawals of deposits or significant fluctuation in a material portion of Guaranty’s largest public fund depositors could force Guaranty to rely more heavily on borrowings and other sources of funding for Guaranty’s business and withdrawal demands, adversely affecting Guaranty’s net interest margin and results of operations. Guaranty may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have an adverse effect on Guaranty’s business, financial condition and results of operations.

Guaranty is subject to interest rate risk and fluctuations in interest rates may adversely affect Guaranty’s earnings.

The majority of Guaranty’s banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, Guaranty’s earnings are significantly dependent on its net interest income, the principal component of its earnings, which is the difference between interest earned by Guaranty from its interest-earning assets, such as loans and investment securities, and interest paid by Guaranty on its interest-bearing liabilities, such as deposits and borrowings. Guaranty expects that it will periodically experience “gaps” in the interest rate sensitivities of its assets and liabilities, meaning that either Guaranty’s interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to Guaranty’s position, this “gap” will negatively impact Guaranty’s earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic weakness and disorder and instability in domestic and foreign financial markets. As of December 31, 2017, approximately 46.87% of Guaranty’s interest-earning assets and approximately 57.39% of Guaranty’s interest-bearing liabilities had a variable rate. Guaranty’s interest rate sensitivity profile was asset sensitive as of December 31, 2017, meaning that Guaranty estimates its net interest income would increase more from rising interest rates than from falling interest rates.

Interest rate increases often result in larger payment requirements for Guaranty’s borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect Guaranty’s earnings and net interest margin if rates increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have an adverse effect on Guaranty’s results of operations and cash flows. Further, when Guaranty places a loan on nonaccrual status, it reverses any accrued but unpaid interest receivable, which decreases interest income. At the same time, Guaranty continues to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If short-term interest rates continue to remain at their historically low levels for a prolonged period and assuming longer-term interest rates fall further, Guaranty could experience net interest margin compression as its interest-earning assets would continue to reprice downward while its interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on Guaranty’s net interest income and could have an adverse effect on its business, financial condition and results of operations.

Guaranty’s business is concentrated in, and largely dependent upon, the continued growth and welfare of its primary markets, and adverse economic conditions in these markets could negatively impact Guaranty’s operations and customers.

Guaranty’s business, financial condition and results of operations are affected by changes in the economic conditions of its primary markets of East Texas, Central Texas and the Dallas/Fort Worth metroplex. Guaranty’s success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in Guaranty’s primary markets. Economic conditions within Guaranty’s primary markets, and the State of Texas in general, are influenced by the energy sector generally and the price of oil and gas specifically. Although Guaranty’s customers’ business and financial interests may extend well beyond Guaranty’s primary markets, adverse conditions that affect Guaranty’s primary markets, including future declines in oil prices, could reduce Guaranty’s growth rate, affect the ability of Guaranty’s customers to repay their loans, affect the value of collateral underlying Guaranty’s loans, affect Guaranty’s ability to attract deposits and generally affect Guaranty’s business, financial condition, results of operations and future prospects. Due to Guaranty’s geographic concentration within its primary markets, Guaranty may be less able than other larger regional or national financial institutions to diversify its credit risks across multiple markets.

Guaranty faces strong competition from financial services companies and other companies that offer banking services.

Guaranty operates in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond Guaranty’s principal markets. Guaranty competes with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating within or near the areas Guaranty serves. Additionally, certain large banks headquartered outside of Guaranty’s markets and large community banking institutions target the same customers Guaranty does. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology, and, as a result, Guaranty’s future success will depend in part on Guaranty’s ability to address its customers’ needs by using technology. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. Increased lending activity of competing banks following the recent downturn has also led to increased competitive pressures on loan rates and terms for high-quality credits. Guaranty may not be able to compete successfully with other financial institutions in its markets, and Guaranty may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.

Many of Guaranty’s non-bank competitors are not subject to the same extensive regulations that govern Guaranty’s activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of Guaranty’s current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than Guaranty may be able to accommodate. Guaranty’s inability to compete successfully in the markets in which Guaranty operates could have an adverse effect on its business, financial condition or results of operations.

Guaranty’s trust and wealth management division derives its revenue from noninterest income and is subject to operational, compliance, reputational, fiduciary and strategic risks that could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty’s trust and wealth management division subjects it to a number of different risks from its commercial activities, any of which could adversely affect Guaranty’s business, financial condition and results of operations. Operational or compliance risk entails inadequate or failed internal processes, people and systems or changes driven by external events. Success in the trust and wealth management business is highly dependent on reputation. Damage to Guaranty’s reputation from negative opinion in the marketplace could adversely impact both revenue and net income. Such results could also be affected by errors in judgment by management or the board, the improper implementation of business decisions or by unexpected external events. Guaranty’s success in this division is also dependent upon its continuing ability to generate investment results that satisfy its clients and attract prospective clients, which may be adversely impacted by factors that are outside of Guaranty’s control. In addition, Guaranty’s trust and wealth management division is subject to fiduciary risks and risks associated with adverse decisions regarding the scope of fiduciary liabilities. If any claims or legal actions regarding Guaranty’s fiduciary role are not resolved in a manner favorable to Guaranty, it may be exposed to significant financial liability and its reputation could be damaged. Either of these results may adversely impact demand for Guaranty’s products and services, including those unrelated to Guaranty’s trust and wealth management division, or otherwise have an adverse effect on Guaranty’s business, financial condition or results of operation.

Additional risks resulting from Guaranty’s mortgage warehouse lending business could have an adverse effect on Guaranty’s business, financial condition and results of operations.

A portion of Guaranty’s lending involves the origination of mortgage warehouse lines of credit. Risks associated with Guaranty’s mortgage warehouse loans include credit risks relating to the mortgage bankers that borrow from Guaranty, including the risk of intentional misrepresentation or fraud; changes in the market value of mortgage loans originated by the mortgage banker, the sale of which is the expected source of repayment of the borrowings under a warehouse line of credit, due to changes in interest rates during the time in warehouse; and originations of mortgage loans that are unsalable or impaired, which could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to ultimately purchase the loan from the mortgage banker. Any one or a combination of these events may adversely affect Guaranty’s loan portfolio and may result in increased delinquencies, loan losses and increased future provision levels, which, in turn, could adversely affect Guaranty’s business, financial condition and results of operations.

New lines of business, products, product enhancements or services may subject Guaranty to additional risks.

From time to time, Guaranty implements new lines of business, or offers new products and product enhancements as well as new services within its existing lines of business and Guaranty will continue to do so in the future. For example, in 2017, Guaranty established its Small Business Association lending division. Guaranty also has plans to enhance its trust and wealth management division. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, Guaranty may invest significant time and resources, although Guaranty may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of Guaranty’s system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have an adverse impact on Guaranty’s business, financial condition or results of operations.

Negative public opinion regarding Guaranty or failure to maintain its reputation in the communities Guaranty serves could adversely affect Guaranty’s business and prevent Guaranty from growing its business.

As a community bank, Guaranty’s reputation within the communities it serves is critical to its success. Guaranty believes it has set itself apart from its competitors by building strong personal and professional relationships with its customers and being active members of the communities Guaranty serves. As such, Guaranty strives to enhance its reputation by recruiting, hiring and retaining employees who share its core values of being an integral part of the communities Guaranty serves and delivering superior service to its customers. If Guaranty’s reputation is negatively affected by the actions of its employees or otherwise, Guaranty may be less successful in attracting new talent and customers or may lose existing customers, and Guaranty’s business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose Guaranty to litigation and regulatory action and delay and impede its efforts to implement its expansion strategy, which could further adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty could recognize losses on investment securities held in its securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While Guaranty attempts to invest a significant majority of its total assets in loans (its loan to asset ratio was 69.27% as of December 31, 2017), Guaranty invests a percentage of its total assets (20.74% as of December 31,

2017) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. As of December 31, 2017, the fair value of Guaranty’s available for sale investment securities portfolio was $232.4 million, which included a net unrealized loss of $3.5 million. Factors beyond Guaranty’s control can significantly and adversely influence the fair value of securities in its portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, Guaranty may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on its business, financial condition and results of operations.

The accuracy of Guaranty’s financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in Guaranty’s critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires Guaranty to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. Guaranty’s critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus, describe those significant accounting policies and methods used in the preparation of its consolidated financial statements that Guaranty considers “critical” because they require judgments, assumptions and estimates that materially affect Guaranty’s consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in Guaranty’s critical accounting policies, those events or assumptions could have a material impact on Guaranty’s consolidated financial statements and related disclosures, in each case resulting in Guaranty needing to revise or restate prior period financial statements, cause damage to Guaranty’s reputation and the price of Guaranty common stock, and adversely affect Guaranty’s business, financial condition and results of operations.

There could be material changes to Guaranty’s financial statements and disclosures if there are changes in accounting standards or regulatory interpretations of existing standards

From time to time the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of Guaranty’s financial statements. Such changes may result in Guaranty being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied. These changes may be beyond Guaranty’s control, can be hard to predict and can materially impact how Guaranty records and reports its financial condition and results of operations. In some cases, Guaranty could be required to apply a new or revised standard retrospectively, or apply an existing standard differently and retrospectively, in each case resulting in Guaranty needing to revise or restate prior period financial statements, which could materially change Guaranty’s financial statements and related disclosures, cause damage to Guaranty’s reputation and the price of Guaranty common stock, and adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty’s operations could be interrupted if its third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

Guaranty outsources some of its operational activities and accordingly depend on a number of relationships with third-party service providers. Specifically, Guaranty relies on third parties for certain services, including, but not limited to, core systems support, informational website hosting, internet services, online account opening and other processing services. Guaranty’s business depends on the successful and uninterrupted functioning of its information technology and telecommunications systems and third-party servicers. The failure of these systems, a cyber security breach involving any of Guaranty’s third-party service providers, or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based, could interrupt Guaranty’s operations. Because Guaranty’s information technology and telecommunications systems interface with and depend on third-party systems, Guaranty could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with Guaranty’s third-party service providers could entail significant delay, expense and disruption of service.

As a result, if these third-party service providers experience difficulties, are subject to cyber security breaches, or terminate their services, and Guaranty is unable to replace them with other service providers, particularly on a timely basis, Guaranty’s operations could be interrupted. If an interruption were to continue for a significant period of time, Guaranty’s business, financial condition and results of operations could be adversely affected. Even if Guaranty is able to replace third-party service providers, it may be at a higher cost to Guaranty, which could adversely affect Guaranty’s business, financial condition and results of operations.

In addition, GBT’s primary federal regulator, the OCC, has recently issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the OCC, have recently issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, Guaranty’s operations could be interrupted if any of its third-party service providers experience difficulty, are subject to cyber security breaches, terminate their services or fail to comply with banking regulations, which could adversely affect Guaranty’s business, financial condition and results of operations. In addition, Guaranty’s failure to adequately oversee the actions of its third-party service providers could result in regulatory actions against GBT, which could adversely affect Guaranty’s business, financial condition and results of operations.

System failure or cyber security breaches of Guaranty’s network security could subject Guaranty to increased operating costs as well as litigation and other potential losses.

Guaranty’s computer systems and network infrastructure could be vulnerable to hardware and cyber security issues. Guaranty’s operations are dependent upon its ability to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Guaranty could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in Guaranty’s operations could have an adverse effect on Guaranty’s financial condition and results of operations. In addition, Guaranty’s operations are dependent upon its ability to protect its computer systems and network infrastructure, including its digital, mobile and internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through Guaranty’s computer systems and network infrastructure, which may result in significant liability, damage Guaranty’s reputation and inhibit the use of Guaranty’s internet banking services by current and potential customers. Guaranty regularly adds additional security measures to its computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a system breach. Controls employed by Guaranty’s information technology department and cloud vendors could prove inadequate. A breach of Guaranty’s security that results in unauthorized access to its data could expose Guaranty to a disruption or challenges relating to its daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on Guaranty’s business, financial condition and results of operations.

Guaranty has a continuing need for technological change, and Guaranty may not have the resources to effectively implement new technology, or Guaranty may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to Guaranty on a cost effective basis.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Guaranty’s future success will depend, at least in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in its operations as Guaranty continues to grow and expand its products and service offerings. Guaranty may experience operational challenges as Guaranty implements these new technology enhancements or products, which could impair its ability to realize the anticipated benefits from such new technology or require Guaranty to incur significant costs to remedy any such challenges in a timely manner.

Many of Guaranty’s larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which Guaranty relies upon for its technology needs may not be able to develop on a cost effective basis systems that will enable Guaranty to keep pace with such developments. As a result, they may be able to offer additional or superior products compared to those that Guaranty will be able to provide, which would put Guaranty at a competitive disadvantage. Guaranty may lose customers seeking new technology-driven products and services to the extent Guaranty is unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty is subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

Employee errors and employee or customer misconduct could subject Guaranty to financial losses or regulatory sanctions and seriously harm its reputation. Misconduct by Guaranty’s employees could include hiding unauthorized activities from Guaranty, improper or unauthorized activities on behalf of Guaranty’s customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions Guaranty takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject Guaranty to financial claims for negligence.

Guaranty maintains a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect Guaranty from material losses associated with these risks, including losses resulting from any associated business interruption. If Guaranty’s internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect Guaranty’s business, financial condition and results of operations.

In addition, Guaranty relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans Guaranty will originate, as well as the terms of those loans. If any of the information upon which Guaranty relies is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected, or Guaranty may fund a loan that it would not have funded or on terms it would not have extended. Whether a misrepresentation is made by the applicant or another third party, Guaranty generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses Guaranty may suffer, which could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty’s primary markets are susceptible to natural disasters and other catastrophes that could negatively impact the economies of Guaranty’s markets, Guaranty’s operations or Guaranty’s customers, any of which could have an adverse effect on Guaranty.

A significant portion of Guaranty’s business is generated from Guaranty’s primary markets of East Texas, Central Texas and the Dallas/Fort Worth metroplex, which are susceptible to damage by tornadoes, floods, droughts and other natural disasters and adverse weather. In addition to natural disasters, man-made events, such as acts of terror and governmental response to acts of terror, malfunction of the electronic grid and other infrastructure breakdowns, could adversely affect economic conditions in Guaranty’s primary markets. These catastrophic events can disrupt Guaranty’s operations, cause widespread property damage, and severely depress the local economies in which Guaranty operates. If the economies in Guaranty’s primary markets experience an overall decline as a result of a catastrophic event, demand for loans and Guaranty’s other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a catastrophic event. A natural disaster or other catastrophic event could, therefore, result in decreased revenue and loan losses that have an adverse effect on Guaranty’s business, financial condition and results of operations.

Guaranty may be subject to environmental liabilities in connection with the real properties Guaranty owns and the foreclosure on real estate assets securing Guaranty’s loan portfolio.

In the course of Guaranty’s business, it may purchase real estate in connection with its acquisition and expansion efforts, or it may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans it makes. As a result, Guaranty could be subject to environmental liabilities with respect to those properties. Guaranty may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or it may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if Guaranty is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, Guaranty may not have adequate remedies against the prior owners or other responsible parties and Guaranty may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, Guaranty generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect Guaranty from environmental liability. Furthermore, despite these actions on Guaranty’s part, the value of the property as collateral will generally be substantially reduced or Guaranty may elect not to foreclose on the property and, as a result, it may suffer a loss upon collection of the loan. Any significant environmental liabilities could have an adverse effect on Guaranty’s business, financial condition and results of operations.

Guaranty is subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as Guaranty, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of Guaranty’s vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to Guaranty by its vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, Guaranty may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to Guaranty’s operations and distracting to management. If Guaranty is found to infringe one or more patents or other intellectual property rights, Guaranty may be required to pay substantial damages or royalties to a third party. In certain cases, Guaranty may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase Guaranty’s operating expenses. If legal matters related to intellectual property claims were resolved against Guaranty or settled, Guaranty could be required to make payments in amounts that could have an adverse effect on its business, financial condition and results of operations.

If the goodwill that Guaranty has recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets Guaranty acquired in connection with the purchase of another financial institution. Guaranty reviews goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

Guaranty’s goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared to its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in Guaranty’s results of operations in the periods in which they become known. As of December 31, 2017, Guaranty’s goodwill totaled $18.7 million. While Guaranty has not recorded any impairment charges since Guaranty initially recorded the goodwill, there can be no assurance that Guaranty’s future evaluations of its existing goodwill or goodwill Guaranty may acquire in the future will not result in findings of impairment and related write-downs, which could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty may be adversely affected by recent changes in U.S. tax laws.

The enactment of the Tax Cuts and Jobs Act (which we refer to as the “TCJA”), on December 22, 2017 made significant changes to the Internal Revenue Code, many of which are highly complex and may require interpretations and implementing regulations. As a result of the TCJA’s reduction of the corporate income tax rate from 35% to 21%, Guaranty recorded a one-time, non-cash charge to income tax provision of $1.7 million during the fourth quarter of 2017 to reduce the value of Guaranty’s net deferred tax assets. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Years Ended December 31, 2017, 2016 and 2015—Income Tax Expense,” beginning on page 142. Furthermore, Guaranty may incur additional meaningful expenses (including professional fees) as the TCJA is implemented, and the expected impact of certain aspects of the statute remains unclear and subject to change.

The TCJA includes a number of provisions that will have an impact on the banking industry, borrowers and the market for residential real estate. These changes include: (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for home equity loans that are not used to buy, build or substantially improve the taxpayer’s home that secures the applicable home equity loan, (iii) a limitation on the deductibility of business interest expense, and (iv) a limitation on the deductibility of property taxes and state and local income taxes. The TCJA may have an adverse effect on the market for and the valuation of residential properties, as well as on the demand for such loans in the future, and could make it harder for borrowers to make their loan payments. The value of the properties securing loans in Guaranty’s loan portfolio may be adversely impacted as a result of the changing economics of home ownership. Such an impact could require an increase in Guaranty’s provision for loan losses, which would reduce its profitability and could materially adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty may not be able to recognize the full value of Westbound’s deferred tax assets and other attributes after the merger.

Guaranty’s ability to use the net operating loss carryovers (“NOLs”) and other tax attributes of Westbound after the merger will be subject to certain limitations and changes in tax law that may impact the value of Guaranty’s deferred tax assets. The merger will constitute a change in the ownership of Westbound under Section 382 of the Code that will place certain limits on Guaranty’s ability to utilize Westbound’s NOLs and other tax attributes to reduce Westbound’s future income taxes. In addition, the TCJA limits NOL deductions to 80% of taxable income and eliminates net operating loss carrybacks (but retains carryforwards indefinitely to offset taxable income in future years) with respect to NOLs arising in tax years beginning after December 31, 2017. Although NOLs generated in tax years beginning before January 1, 2018 are not subject to these limitations, the interplay between these rules and these pre-2018 NOLs could result in the limitation or deferral of some of these NOL deductions. As a result of the limitations under Section 382 of the Code and the changes in the TCJA, the value of Westbound’s deferred tax assets to Guaranty after the merger could decrease, because the limitations in Section 382 of the Code could reduce the present value of future tax savings to Guaranty from Westbound’s deferred tax assets and the changes in the TCJA will reduce Guaranty’s flexibility in how it utilizes Westbound’s NOLs after the merger.

In addition, the TCJA reduces the U.S. federal corporate income tax rates. For tax years beginning on or before December 31, 2017, value of Westbound’s deferred tax assets was currently based on a 35% U.S. federal corporate income tax rate. Now, for taxable years beginning after December 31, 2017, the U.S. federal corporate income tax rate is 21% and the value of Westbound’s deferred tax assets will be based on such lower rate. Accordingly, the value of Westbound’s deferred tax assets will decrease for taxable years beginning after December 31, 2017 and likely would be accompanied by a related charge to earnings, which could negatively affect Guaranty’s financial condition and results of operations following the merger.

Risks Related to Regulation of Guaranty’s Industry

The ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which we refer to as the “Dodd-Frank Act”), could adversely affect Guaranty’s business, financial condition, and results of operations.

On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including Guaranty. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies and the full extent of the impact of the requirements on Guaranty’s operations is unclear, especially in light of the Trump administration’s executive order calling for a full review of the Dodd-Frank Act and the regulations promulgated under it. The changes resulting from the Dodd-Frank Act may impact the profitability of Guaranty’s business activities, require changes to certain of Guaranty’s business practices, require the development of new compliance infrastructure, impose upon Guaranty more stringent capital, liquidity and leverage requirements or otherwise adversely affect Guaranty’s business. These changes may also require Guaranty to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty operates in a highly regulated environment and the laws and regulations that govern Guaranty’s operations, corporate governance, executive compensation and accounting principles, or changes in them, or Guaranty’s failure to comply with them, could adversely affect Guaranty.

Banking is highly regulated under federal and state law. As such, Guaranty is subject to extensive regulation, supervision and legal requirements that govern almost all aspects of its operations. These laws and regulations are not intended to protect Guaranty’s shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which Guaranty can engage, limit the dividend or distributions that GBT can pay to Guaranty, restrict the ability of institutions to guarantee Guaranty’s debt and impose certain specific accounting requirements on Guaranty that may be more restrictive and may result in greater or earlier charges to earnings or reductions in Guaranty’s capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Guaranty’s failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject Guaranty to restrictions on its business activities, enforcement actions and fines and other penalties, any of which could adversely affect its results of operations, regulatory capital levels and the price of its securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect Guaranty’s business, financial condition and results of operations.

Federal banking agencies periodically conduct examinations of Guaranty’s business, including compliance with laws and regulations, and Guaranty’s failure to comply with any supervisory actions to which it is or becomes subject as a result of such examinations could adversely affect Guaranty.

As part of the bank regulatory process, the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”) and the OCC periodically conduct examinations of Guaranty’s and GBT’s respective business, including compliance with laws and regulations. If, as a result of an examination, one of these federal banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of Guaranty’s operations have become unsatisfactory, or that Guaranty, GBT or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Guaranty’s capital levels, to restrict Guaranty’s growth, to assess civil monetary penalties against Guaranty, GBT or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate GBT’s deposit insurance. If Guaranty becomes subject to such regulatory actions, Guaranty’s business, financial condition, results of operations and reputation could be adversely affected.

Guaranty recently became subject to more stringent capital requirements, which may result in lower returns on equity, require the raising of additional capital, limit Guaranty’s ability to repurchase shares or pay dividends and discretionary bonuses, or result in regulatory action.

The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published new capital rules, referred to herein as the Basel III capital rules, which revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets. The Basel III capital rules apply to all bank holding companies with $1.0 billion or more in consolidated assets and all banks regardless of size. The Basel III capital rules became effective as applied to Guaranty on January 1, 2015, with a phase-in period for the new capital conservation buffer that generally extends from January 1, 2015 through January 1, 2019. For more information, see “Supervision and Regulation—Guaranty—Revised Rules on Regulatory Capital,” beginning on page 165.

As a result of the enactment of the Basel III capital rules, Guaranty became subject to increased required capital levels. Guaranty’s inability to comply with these more stringent capital requirements could, among other things, result in lower returns on equity; require the raising of additional capital; limit its ability to repurchase shares or pay dividends and discretionary bonuses; or result in regulatory actions, any of which could adversely affect Guaranty’s business, financial condition and results of operation.

Many of Guaranty’s new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict its growth.

Guaranty intends to complement and expand its business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, Guaranty must receive federal regulatory approval before Guaranty can acquire a depository institution insured by the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”) or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, Guaranty’s financial condition, Guaranty’s future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act (which we refer to as the “CRA”)) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to Guaranty, or at all. Guaranty may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to it or, if acceptable to it, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, Guaranty plans to continue de novo branching as a part of its expansion strategy. De novo branching and acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo banking locations could impact its business plans and restrict its growth.

Financial institutions, such as GBT, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (which we refer to as the “Patriot Act”), and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury (which we refer to as the “Treasury Department”), to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the IRS. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.

In order to comply with regulations, guidelines and examination procedures in this area, Guaranty has dedicated significant resources to its anti-money laundering program. If Guaranty’s policies, procedures and systems are deemed deficient, Guaranty could be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of its business plans, including acquisitions and de novo branching.

Guaranty is subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau (which we refer to as the “CFPB”), the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have an adverse effect on Guaranty’s business, financial condition and results of operations if any such rules limit Guaranty’s ability to provide such financial products or services.

A successful regulatory challenge to an institution’s performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on Guaranty’s business, financial condition and results of operations.

Increases in FDIC insurance premiums could adversely affect Guaranty’s earnings and results of operations.

Guaranty is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. As a result of economic conditions and the enactment of the Dodd-Frank Act, the FDIC has in recent years increased deposit insurance assessment rates, which in turn raised deposit premiums for many insured depository institutions. In 2010, the FDIC increased the Deposit Insurance Fund’s target reserve ratio to 2.0% of insured deposits following the Dodd-Frank Act’s elimination of the 1.5% cap on the insurance fund’s reserve ratio, and the FDIC as put in place a restoration plan to restore the Deposit Insurance Fund to its 1.35% minimum reserve ratio managed by the Dodd-Frank Act by September 30, 2020. If recent increases in premiums are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. Further, if there are additional financial institution failures that affect the Deposit Insurance Fund, Guaranty may be required to pay higher FDIC premiums. Guaranty’s FDIC insurance related costs were $671,000 for the year ended December 31, 2017, compared to $1.2 million for the year ended December 31, 2016, and $743,000 for the year ended December 31, 2015. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could adversely affect Guaranty’s earnings and results of operations.

The Federal Reserve may require Guaranty to commit capital resources to support GBT.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, Guaranty could be required to provide financial assistance to GBT if it experiences financial distress.

A capital injection may be required at a time when Guaranty’s resources are limited, and Guaranty may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right with payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings.

Guaranty could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Guaranty has exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose Guaranty to credit risk in the event of a default by a counterparty or client. In addition, Guaranty’s credit risk may be exacerbated when its collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect Guaranty’s business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect Guaranty’s business, financial condition and results of operations.

In addition to being affected by general economic conditions, Guaranty’s earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of securities by the Federal Reserve, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although Guaranty cannot determine the effects of such policies on Guaranty at this time, such policies could adversely affect Guaranty’s business, financial condition and results of operations.

Guaranty is subject to commercial real estate lending guidance issued by the federal banking regulators that impacts its operations and capital requirements.

The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on Guaranty’s commercial real estate concentration as of December 31, 2017, Guaranty believes that it is operating within the guidelines. However, increases in

Guaranty’s commercial real estate lending, particularly as Guaranty expands into metropolitans markets and make more of these loans, could subject Guaranty to additional supervisory analysis. Guaranty cannot guarantee that any risk management practices Guaranty implements will be effective to prevent losses relating to its commercial real estate portfolio. Management has implemented controls to monitor its commercial real estate lending concentrations, but Guaranty cannot predict the extent to which this guidance will impact its operations or capital requirements.

Risks Related to Investment in Guaranty Common Stock

The market price of Guaranty common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of Guaranty common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of Guaranty common stock, including, without limitation:

•	actual or anticipated fluctuations in Guaranty’s operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	publication of research reports about Guaranty, its competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of its financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to Guaranty;

•	additional or anticipated sales of Guaranty common stock or other securities by Guaranty or its existing shareholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding Guaranty’s competitors or Guaranty, including the perception that investment in Texas is unattractive or less attractive during periods of low oil prices;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Guaranty’s competitors or Guaranty;

•	other economic, competitive, governmental, regulatory and technological factors affecting Guaranty’s operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by Guaranty or others) related to Guaranty, its competitors, its primary markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in Guaranty common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of Guaranty common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The market price of Guaranty common stock could decline significantly due to actual or anticipated issuances or sales of Guaranty common stock in the future.

Guaranty may issue shares of Guaranty common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of Guaranty common stock, or the number or aggregate principal amount, as the case may be, of other securities that Guaranty may issue may in turn be substantial. Guaranty may also grant registration rights covering those shares of Guaranty common stock or other securities in connection with any such acquisitions and investments.

Guaranty cannot predict the size of future issuances of Guaranty common stock or the effect, if any, that future issuances and sales of Guaranty common stock will have on the market price of Guaranty common stock. Sales of substantial amounts of Guaranty common stock (including shares of Guaranty common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for Guaranty common stock and could impair its ability to raise capital through future sales of Guaranty’s securities.

Securities analysts may not initiate or continue coverage on Guaranty.

The trading market for Guaranty common stock depends, in part, on the research and reports that securities analysts publish about Guaranty and its business. Guaranty does not have any control over these securities analysts, and they may not cover it. If one or more of these analysts cease to cover Guaranty or fail to publish regular reports on Guaranty, Guaranty could lose visibility in the financial markets, which could cause the price or trading volume of Guaranty common stock to decline. If Guaranty is covered by securities analysts and are the subject of an unfavorable report, the price of Guaranty common stock may decline.

Guaranty’s management and the Guaranty Board have significant control over Guaranty’s business.

As of December 31, 2017, Guaranty’s directors, GBT’s directors and named executive officers beneficially owned an aggregate of 3,068,763 shares, or approximately 27.8%, of Guaranty’s issued and outstanding shares of common stock, including 316,432 shares that are held by the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (which we refer to as the “KSOP”) and allocated to the accounts of Guaranty’s named executive officers. As of December 31, 2017, the KSOP owned an aggregate of 1,314,277 shares, or approximately 11.9% of Guaranty’s issued and outstanding shares. A committee consisting of four independent directors of Guaranty (which we refer to as the “KSOP Committee”), currently serves as trustee of the KSOP. Each KSOP participant will have the right to vote the shares allocated to such participant’s account on all matters requiring a vote of Guaranty’s shareholders, but the KSOP Committee, as trustee of the KSOP, retains sole voting power over all shares held by the KSOP that are not allocated to participants’ accounts and all shares for which they have received no voting instructions from the participant. As of December 31, 2017, there were no shares owned by the KSOP that were unallocated to participants’ accounts.

As a result of their significant control over Guaranty’s business, Guaranty’s management and the Guaranty Board may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of Guaranty’s shareholders, such as mergers, the sale of substantially all of Guaranty’s assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of Guaranty’s other shareholders.

The holders of Guaranty’s existing debt obligations, as well as debt obligations that may be outstanding in the future, will have priority over Guaranty common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.

In the event of any liquidation, dissolution or winding up of Guaranty, Guaranty common stock would rank below all claims of debt holders against Guaranty. As of December 31, 2017, Guaranty had a senior, unsecured line of credit with an available balance of $25.0 million, but no amounts advanced, Guaranty had $3.5 million of subordinated debt obligations and approximately $10.3 million of junior subordinated debentures issued to statutory trusts that, in turn, issued $10.0 million of trust preferred securities. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by Guaranty. Guaranty’s debt obligations are senior to shares of Guaranty common stock. As a result, Guaranty must make payments on its debt obligations before any dividends can be paid on Guaranty common stock. In the event of Guaranty’s bankruptcy, dissolution or liquidation, the holders of its debt obligations must be satisfied before any distributions can be made to the holders of Guaranty common stock. Guaranty has the right to defer distributions on its junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of Guaranty common stock. To the extent that Guaranty issues additional debt obligations or junior subordinated debentures, the additional debt obligations or additional junior subordinated debentures will be of equal rank with, or senior to, Guaranty’s existing debt obligations and senior to shares of Guaranty common stock.

Guaranty may issue shares of preferred stock in the future, which could make it difficult for another company to acquire Guaranty or could otherwise adversely affect holders of Guaranty common stock, which could depress the price of Guaranty common stock.

Guaranty’s certificate of formation authorizes it to issue up to 15,000,000 shares of one or more series of preferred stock. The Guaranty Board has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its shareholders. Guaranty preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of Guaranty common stock. The potential issuance of preferred stock may delay or prevent a change in control of Guaranty, discouraging bids for Guaranty common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of Guaranty common stock.

Guaranty is an emerging growth company, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make Guaranty common stock less attractive to investors.

Guaranty is an emerging growth company, as defined in the federal Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). For as long as Guaranty continues to be an emerging growth company, it may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an emerging growth company such as Guaranty to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, Guaranty has irrevocably “opted out” of this provision, and Guaranty will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies.

Guaranty may take advantage of these provisions for up to five years, unless it earlier cease to be an emerging growth company, which would occur if its annual gross revenues exceed $1.0 billion, if it issues more than $1.0 billion in non-convertible debt in a three-year period or if the market value of its common stock held by non-affiliates exceeds $700.0 million as of any June 30, in which case Guaranty would no longer be an emerging growth company as of the following December 31. Investors may find Guaranty common stock less attractive because Guaranty intends to rely on certain of these exemptions, which may result in a less active trading market and increased volatility in Guaranty’s stock price.

Guaranty is dependent upon GBT for cash flow, and GBT’s ability to make cash distributions is restricted.

Guaranty’s primary tangible asset is GBT. As such, Guaranty depends upon the GBT for cash distributions (through dividends on GBT’s common stock) that Guaranty uses to pay its operating expenses, satisfy its obligations (including its subordinated debentures and its other debt obligations) and to pay dividends on Guaranty common stock. Federal statutes, regulations and policies restrict GBT’s ability to make cash distributions to Guaranty. These statutes and regulations require, among other things, that GBT maintain certain levels of capital in order to pay a dividend. Further, the OCC has the ability to restrict GBT’s payment of dividends by supervisory action. If GBT is unable to pay dividends to Guaranty, Guaranty will not be able to satisfy its obligations or pay dividends on Guaranty common stock.

Guaranty’s dividend policy may change without notice, and Guaranty’s future ability to pay dividends is subject to restrictions.

Guaranty anticipates that dividends will be declared and paid in the month following the end of each calendar quarter, and Guaranty anticipates paying a quarterly dividend on Guaranty common stock in an amount equal to approximately 25.0% to 30.0% of its net income for the immediately preceding quarter. However, holders of Guaranty common stock are entitled to receive only such cash dividends as the Guaranty Board may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon Guaranty’s earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the Guaranty Board. Furthermore, consistent with Guaranty’s strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, Guaranty has made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to its common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that Guaranty informs and consults with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to Guaranty’s capital structure, including interest on the subordinated debentures underlying its trust preferred securities and its other debt obligations. If required payments on Guaranty’s outstanding junior subordinated debentures, held by Guaranty’s unconsolidated subsidiary trusts, or its other debt obligations, are not made or are deferred, or dividends on any preferred stock it may issue are not paid, Guaranty will be prohibited from paying dividends on Guaranty common stock.

Guaranty’s corporate organizational documents and provisions of federal and state law to which Guaranty is subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of the Guaranty Board or management.

Guaranty’s certificate of formation and bylaws (each as amended and restated) may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of the Guaranty Board or management. Guaranty’s governing documents include provisions that:

•	empower the Guaranty Board, without shareholder approval, to issue Guaranty preferred stock, the terms of which, including voting power, are to be set by the Guaranty Board;

•	divide the Guaranty Board into three classes serving staggered three-year terms;

•	provide that directors may only be removed from office for cause and only upon a majority shareholder vote;

•	eliminate cumulative voting in elections of directors;

•	permit the Guaranty Board to alter, amend or repeal Guaranty’s amended and restated bylaws or to adopt new bylaws;

•	require the request of holders of at least 50.0% of the outstanding shares of Guaranty’s capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all actions to be taken at a meeting of the shareholders;

•	require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at Guaranty’s annual meeting of shareholders, to provide timely notice of their intent in writing; and

•	enable the Guaranty Board to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”), and the Change in Bank Control Act (which we refer to as the “CBCA”). These laws could delay or prevent an acquisition.

Furthermore, Guaranty’s amended and restated certificate of formation provides that the state courts located in Titus County, Texas, the county in which Guaranty’s headquarters in Mount Pleasant lie, will be the exclusive forum for: (a) any actual or purported derivative action or proceeding brought on Guaranty’s behalf, (b) any action asserting a claim of breach of fiduciary duty by any of Guaranty’s directors or officers, (c) any action asserting a claim against Guaranty or its directors or officers arising pursuant to the TBOC, its certificate of formation, or its bylaws; or (d) any action asserting a claim against Guaranty or its officers or directors that is governed by the internal affairs doctrine. By becoming a shareholder of Guaranty, you will be deemed to have notice of and have consented to the provisions of Guaranty’s amended and restated certificate of formation related to choice of forum. The choice of forum provision in Guaranty’s amended and restated certificate of formation may limit its shareholders’ ability to obtain a favorable judicial forum for disputes with Guaranty. Alternatively, if a court were to find the choice of forum provision contained in Guaranty’s amended and restated certificate of formation to be inapplicable or unenforceable in an action, Guaranty may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Guaranty’s business, operating results, and financial condition.

An investment in Guaranty common stock is not an insured deposit and is subject to risk of loss.

Any shares of Guaranty common stock you receive will not be savings accounts, deposits or other obligations of any of GBT or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and any other written or oral statements made by Guaranty and Westbound from time to time may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this proxy statement/prospectus regarding Guaranty’s or Westbound’s strategy, future operations, financial position, estimated revenues and income or losses, projected costs and capital expenditures, prospects, plans and objectives of management are forward-looking statements. When used in this proxy statement/prospectus, the words “plan,” “endeavor,” “will,” “would,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “forecast” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are (or were when made) based on current expectations and assumptions about future events and are (or were when made) based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in the “Risk Factors” section of this proxy statement/prospectus. There are or will be important factors that could cause Guaranty’s or Westbound’s actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, the following:

•	Guaranty’s or Westbound’s ability to implement its growth strategy, including identifying and consummating suitable acquisitions;

•	Guaranty’s and Westbound’s ability to consummate the merger; risks related to the integration of any businesses Guaranty has acquired or expects to acquire, such as the merger, including exposure to potential asset quality and credit quality risks and unknown or contingent liabilities, the time and costs associated with integrating systems, technology platforms, procedures and personnel, the need for additional capital to finance such transactions, risks associated with entering new markets, and possible failures in realizing the anticipated benefits from acquisitions;

•	Guaranty’s ability to recruit and retain successful bankers that meet its expectations in terms of customer relationships and profitability;

•	Guaranty’s ability to retain executive officers and key employees and their customer and community relationships;

•	market conditions and economic trends nationally, regionally and particularly in Texas;

•	risks related to Guaranty’s strategic focus on lending to small to medium-sized businesses;

•	the sufficiency of the assumptions and estimates Guaranty or Westbound makes in establishing reserves for potential loan losses;

•	risks associated with Guaranty’s or Westbound’s commercial loan portfolio, including the risk for deterioration in value of the general business assets that generally secure such loans;

•	risks associated with Guaranty’s or Westbound’s commercial real estate and construction loan portfolios, including the risks inherent in the valuation of the collateral securing such loans;

•	potential changes in the prices, values and sales volumes of commercial and residential real estate securing Guaranty’s or Westbound’s real estate loans;

•	risks related to the significant amount of credit that Guaranty and Westbound have extended to a limited number of borrowers and in a limited geographic area;

•	Guaranty’s or Westbound’s ability to maintain adequate liquidity and to raise necessary capital to fund its acquisition strategy and operations or to meet increased minimum regulatory capital levels;

•	changes in market interest rates that affect the pricing of Guaranty’s or Westbound’s loans and deposits and its net interest income;

•	potential fluctuations in the market value and liquidity of Guaranty’s or Westbound’s investment securities;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	Guaranty’s and Westbound’s ability to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting;

•	risks associated with fraudulent and negligent acts by Guaranty’s or Westbound’s customers, employees or vendors;

•	Guaranty’s and Westbound’s ability to keep pace with technological changes or difficulties when implementing new technologies;

•	risks associated with system failures or failures to prevent breaches of Guaranty’s or Westbound’s network security;

•	risks associated with data processing system failures and errors;

•	Guaranty’s actual cost savings resulting from the Westbound acquisition are less than expected, Guaranty is unable to realize those cost savings as soon as expected or Guaranty incurs additional or unexpected costs;

•	Guaranty’s revenues after the Westbound acquisition are less than expected;

•	potential impairment on the goodwill Guaranty or Westbound has recorded or may record in connection with the contemplated transaction;

•	the institution and outcome of litigation and other legal proceedings against Guaranty or Westbound or to which either is or becomes subject;

•	Guaranty’s and Westbound’s ability to comply with various governmental and regulatory requirements applicable to financial institutions;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by Guaranty’s regulators, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

•	governmental monetary and fiscal policies, including the policies of the Federal Reserve;

•	Guaranty’s and Westbound’s ability to comply with supervisory actions by federal and state banking agencies;

•	changes in the scope and cost of FDIC insurance and other coverage;

•	the occurrence of adverse weather or manmade events, which could negatively affect Guaranty’s or Westbound’s core markets or disrupt Guaranty’s or Westbound’s operations;

•	systemic risks associated with the soundness of other financial institutions; and

•	other factors that are discussed in the “Risk Factors” section of this proxy statement/prospectus.

All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary note. This cautionary note should also be considered in connection with any subsequent written or oral forward-looking statements that Guaranty or persons acting on Guaranty’s behalf may issue.

Except as otherwise required by applicable law, Guaranty and Westbound disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect new information obtained or events or circumstances that occur after the date any such forward-looking statement is made.

THE WESTBOUND SPECIAL MEETING

This section contains information for Westbound shareholders about the Westbound special meeting that Westbound has called to allow its shareholders to consider and vote on the Westbound merger proposal. Westbound is mailing this proxy statement/prospectus to you, as a Westbound shareholder, on or about [            ], 2018. This proxy statement/prospectus is accompanied by a notice of the Westbound special meeting and a form of proxy card that the Westbound Board is soliciting for use at the Westbound special meeting and at any adjournments or postponements of the Westbound special meeting.

Date, Time and Place of Westbound Special Meeting

The Westbound special meeting will be held on [        ], 2018 at the Westbound office located at 655 W. Grand Parkway South, Katy, Texas 77494, at [        ]:00 p.m. local time. On or about [            ], 2018, Westbound commenced mailing this document and the enclosed forms of proxy cards to its shareholders entitled to vote at the Westbound special meeting.

Matters to Be Considered

At the Westbound special meeting, (i) the holders of Westbound common stock and Westbound preferred stock will be asked to consider and vote upon the Westbound merger proposal, with each class of shares voting as a separate class, and (ii) the holders of Westbound common stock will be asked to consider and vote upon, if necessary, the Westbound adjournment proposal.

Completion of the merger is conditioned on, among other things, Westbound shareholder approval of the Westbound merger proposal. No other business may be conducted at the Westbound special meeting.

Recommendation of the Westbound Board

On January 28, 2018, the Westbound Board unanimously approved the merger agreement and the transactions contemplated thereby. Based on Westbound’s reasons for the merger described in the section of this proxy statement/prospectus entitled “The Merger—Westbound’s Reasons for the Merger; Recommendation of the Westbound Board” beginning on page 64, the Westbound Board believes that the merger is in the best interests of Westbound shareholders.

Accordingly, the Westbound Board recommends that its common and preferred shareholders vote “FOR” the Westbound merger proposal and that its common shareholders, if necessary, vote “FOR” the Westbound adjournment proposal.

The Westbound Record Date and Quorum

The Westbound Board has fixed the close of business on [            ], 2018 as the Westbound record date—the date for determining the holders of Westbound stock entitled to receive notice of and to vote at the Westbound special meeting.

Westbound common stock. As of the Westbound record date, there were 1,970,071 shares of Westbound common stock outstanding and entitled to notice of, and to vote at, the Westbound special meeting or any adjournment thereof, and such outstanding shares of Westbound common stock were held by 201 holders of record. Each share of Westbound common stock entitles the holder to one vote at the Westbound special meeting on each proposal to be considered at the Westbound special meeting. No business may be transacted by the holders of Westbound common stock at the Westbound special meeting unless a quorum is present.

Westbound preferred stock. As of the Westbound record date, there were 277,811 shares of Westbound preferred stock outstanding and entitled to notice of, and to vote at, the Westbound special meeting or any adjournment thereof, and such outstanding shares of Westbound preferred stock were held by 196 holders of record. Each share of Westbound preferred stock entitles the holder to one vote on the Westbound merger proposal at the Westbound special meeting. No business may be transacted by the holders of Westbound preferred stock at the Westbound special meeting unless a quorum is present.

The holders of a majority of the shares of Westbound stock issued and outstanding and entitled to vote at the Westbound special meeting must be present, either in person or by proxy, to constitute a quorum at the Westbound special meeting. Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists.

As of the Westbound record date, the directors and executive officers of Westbound and their affiliates beneficially owned and were entitled to vote, in the aggregate, (i) 637,493 shares of Westbound common stock, representing approximately 32.4% of the shares of the Westbound common stock outstanding on that date and (ii) 42,063 shares of Westbound preferred stock, representing approximately 15.1% of the shares of the Westbound preferred stock outstanding on that date. Certain directors and executive officers of Westbound (a total of 8 persons) have entered into agreements with Guaranty to vote the shares of Westbound stock they control in favor of the Westbound merger proposal. As of the Westbound record date, 628,493 shares of Westbound common stock, or approximately 31.9% of the outstanding shares of Westbound common stock, and 42,063 shares of Westbound preferred stock, or approximately 15.1% of the outstanding shares of Westbound preferred stock, entitled to vote at the Westbound special meeting, were subject to the voting agreements. Westbound currently expects that each of its executive officers will vote their respective shares of Westbound stock in favor of the Westbound merger proposal and the Westbound adjournment proposal, if applicable. As of the Westbound record date, Guaranty beneficially held no shares of Westbound stock.

Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

•	The Westbound merger proposal: The affirmative vote of the holders of at least two-thirds of the outstanding shares of Westbound common stock and two-thirds of the outstanding shares of Westbound preferred stock, with each class of shares voting as a separate class, is required to approve the Westbound merger proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote in person at the Westbound special meeting or fail to instruct your bank or broker how to vote with respect to the Westbound merger proposal, it will have the effect of a vote “AGAINST” the proposal.

•	The Westbound adjournment proposal: The affirmative vote of the holders of a majority of the shares of Westbound common stock entitled to vote on, and that voted for or against or expressly abstained with respect to, the Westbound adjournment proposal is required to approve the proposal. If you mark “ABSTAIN” on your proxy card, it will have the effect of a vote AGAINST the proposal. If you fail to submit a proxy card or fail to vote in person at the Westbound special meeting or fail to instruct your bank or broker how to vote with respect to the Westbound adjournment proposal, it will have no effect on the proposal.

The Westbound Board encourages you to complete, date and sign the enclosed proxy card that is applicable to your shares of Westbound stock and return it promptly in the enclosed postage-paid envelope so that your voice is heard on these matters.

Voting and Revocation of Proxies

Proxies, in the forms enclosed, which are properly executed and returned and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted “FOR” the Westbound merger proposal and “FOR” the Westbound adjournment proposal, if applicable.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the Westbound Board at any time before it is voted at the special meeting by:

•	giving written notice to the Corporate Secretary of Westbound;

•	executing a proxy bearing a later date and delivering that proxy to the Corporate Secretary of Westbound at or before the Westbound special meeting; or

•	attending and voting in person at the Westbound special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Westbound Bank, 655 W. Grand Parkway South, Katy, Texas 77494, Attn: Corporate Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker for instructions as to how to revoke your proxy.

Shares Held in “Street Name”; Broker Non-Votes

Banks, brokers and other nominees who hold shares of Westbound stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Westbound special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Westbound stock in “street name,” your broker, bank or other nominee will vote your shares of Westbound stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the Westbound Board. Westbound is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors and officers of Westbound intend to solicit proxies personally or by telephone or other means of communication. The directors and officers will not be additionally compensated for any such solicitation. Westbound will reimburse banks, brokers, and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners. In addition, Westbound retains the discretion to engage a third-party proxy solicitor to assist Westbound in soliciting proxies from the Westbound shareholders.

Attending Westbound Special Meeting

All shareholders of Westbound as of the Westbound record date, including shareholders of record and shareholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record as of the Westbound record date, are invited to attend the Westbound special meeting. Shareholders of record of Westbound stock can vote in person at the Westbound special meeting. If you are not a shareholder of record as of the Westbound record date, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Westbound special meeting. If you plan to attend the Westbound special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Westbound reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Westbound special meeting is prohibited without Westbound’s express written consent.

A Westbound shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee (which we refer to as a “beneficial owner”) who desires to attend the Westbound special meeting in person must bring proof of beneficial ownership as of the Westbound record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

Assistance

If you need assistance in completing your proxy card, have questions regarding Westbound’s special meeting or would like additional copies of this proxy statement/prospectus, please contact Valerie Hightower at (713) 554-7615.

WESTBOUND PROPOSALS

The Westbound merger proposal

Westbound is asking its shareholders to approve the Westbound merger proposal. Holders of Westbound stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Westbound Board, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Westbound and its shareholders. See “The Merger—Westbound’s Reasons for the Merger; Recommendation of the Westbound Board” beginning on page 64 of this proxy statement/prospectus for a more detailed discussion of the Westbound Board’s recommendation.

The Westbound Board recommends a vote “FOR” the Westbound merger proposal.

The Westbound adjournment proposal

The Westbound special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Westbound special meeting to approve the Westbound merger proposal.

If, at the Westbound special meeting, the number of shares of Westbound stock present or represented and voting in favor of the Westbound merger proposal is insufficient to approve the Westbound merger proposal, Westbound intends to move to adjourn the Westbound special meeting in order to enable the Westbound Board to solicit additional proxies for approval of the Westbound merger proposal. In that event, Westbound will ask the holders of Westbound common stock to vote upon the Westbound adjournment proposal, but not the Westbound merger proposal.

In this proposal, Westbound is asking the holders of Westbound common stock to authorize the holder of any proxy solicited by the Westbound Board on a discretionary basis to vote in favor of adjourning the Westbound special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Westbound shareholders who have previously voted.

The Westbound Board recommends a vote “FOR” the Westbound adjournment proposal.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. Guaranty and Westbound urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of the Guaranty Board and Westbound Board has approved the merger agreement. The merger agreement provides that, subject to the terms and conditions set forth in the merger agreement, Westbound will merge with and into GBT, with GBT continuing as the surviving entity and a wholly-owned subsidiary of Guaranty.

If the merger is completed, subject to the terms of the merger agreement, each share of Westbound stock (other than shares of Westbound stock held in the treasury of Westbound, by Westbound, or by any dissenting shareholder) will be cancelled and converted into the right to receive, without interest (i) the per share stock consideration and (ii) the per share cash consideration, each of which is subject to a possible adjustment based on the Guaranty determination date stock price and the per share cash consideration is also subject to the escrow holdback. Guaranty will not issue any fractional shares of Guaranty common stock in the merger. The Westbound shareholders who would otherwise be entitled to a fraction of a share of Guaranty common stock upon the completion of the merger will instead be entitled to receive, in lieu of the fraction of a share, an amount in cash determined by multiplying (i) the Guaranty determination date stock price by (ii) the fraction of a share of Guaranty common stock which such shareholder would otherwise be entitled to receive.

Westbound’s shareholders are being asked to approve the Westbound merger proposal. See the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 81 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

From time to time, the Westbound Board has engaged in reviews and discussions of Westbound’s long-term strategies and objectives, considering ways in which Westbound might enhance and maximize shareholder value. These strategic alternatives included Westbound continuing as an independent institution, forming a bank holding company, as well as establishing or acquiring additional branch offices or other banks.

Westbound’s executive management observed the considerable consolidation in the financial institutions industry occurring in recent years. The Westbound Board monitored expansion and acquisition opportunities for several years. In that regard, in July 2017, Westbound retained BAG to advise the Westbound Board as to the general condition and performance of Westbound and to provide general information on the banking market in Houston metropolitan area, Texas as a whole, and the greater southwestern United States, including current merger and acquisition activity, trends and pricing. In late July 2017, before BAG had developed an analysis of potential acquirors and developed marketing materials, representatives from Guaranty contacted Westbound’s executive management to discuss a possible transaction involving the merger of Westbound with and into Guaranty’s wholly-owned national bank subsidiary, GBT, with GBT surviving the merger. After discussing Guaranty’s overture with BAG and Westbound’s legal counsel, Hunton & Williams LLP (which we refer to as “H&W”), the executive committee of the Westbound Board (which we refer to as the “Committee”) coordinated and managed communications with Guaranty with respect to a potential merger transaction. The parties executed a Confidentiality and Non-Disclosure Agreement on July 26, 2017. Thereafter, GBT conducted due diligence on Westbound, facilitated by BAG.

On August 10, 2017, Westbound received a preliminary nonbinding letter of intent from Guaranty. The Committee met on August 14, 2017 to discuss Guaranty’s proposal and negotiation of a letter of intent. The Committee, along with BAG and H&W, discussed the merits of Guaranty’s proposal, including the proposed merger consideration, quality of the consideration being offered (including the mix of stock and cash consideration offered), the performance history of GBT, and prospects of Guaranty and GBT as future partners Westbound. The Committee reviewed and discussed information from BAG containing significant competitive data on other publicly traded banks, their respective acquisition parties, and the terms of those transactions. In its discussions with Guaranty, the Committee negotiated significant changes to the pricing terms of the offer, including the mix of cash and stock components of consideration in the offer and the termination fee. The Committee’s negotiations on these points were supported by refinements to BAG’s analysis and H&W’s legal analysis of termination fee provisions. However, in the midst of the parties’ negotiation of the letter of intent, Hurricane Harvey made landfall on the Texas coast, producing catastrophic flash flooding in and around the Houston metropolitan area. Because of the damage inflicted by Hurricane Harvey, Guaranty terminated negotiations.

In mid-November 2017, Westbound received an unsolicited acquisition proposal from an unnamed party (which we refer to as “Bank 2”). Following an unsolicited phone call from Bank 2’s chairman, Bank 2 sent a mutual confidentiality agreement to Westbound for its review on November 17, 2017. Westbound did not execute the mutual confidentiality agreement. Nonetheless, on November 22, 2017, Bank 2 sent Westbound an unsolicited letter of intent proposing the merger of Westbound with and into Bank 2’s wholly-owned banking subsidiary. After consulting with BAG and H&W, the Westbound Board decided not to enter into negotiations with Bank 2. At the direction of the Westbound Board, Westbound’s management communicated Westbound’s rejection of the proposal to Bank 2’s representative.

Subsequently, in late November 2017, representatives of Guaranty contacted Westbound’s executive management about renewing potential merger discussions. After due consideration, the Committee indicated its willingness to re-engage with Guaranty. In mid-December 2017, Guaranty submitted an updated indication of interest to Westbound. The Westbound Board reviewed the terms of Guaranty’s indication of interest and discussed the structure of the proposed transaction. With the assistance of BAG and legal counsel, the Westbound Board considered, among other things, the amount and form of the consideration being offered, the financial condition and earning prospects of Westbound, the cost savings and synergies of the proposed transaction to the parties, and the effect of the potential transaction on Westbound, its employees and customers, the communities in which it operates, and the shareholders of Westbound. As a result of the parties’ negotiations, the Westbound Board approved the letter of intent from Guaranty as of December 15, 2017 and executed the letter of intent with Guaranty on December 20, 2017. The Westbound Board also authorized the Committee to begin negotiating a definitive agreement with respect to a potential transaction with Guaranty. Pursuant to the letter of intent, the definitive agreement negotiated by the parties was to include, among other things: (i) mixed stock and cash consideration in exchange for Westbound’s capital stock and options with respect thereto; (ii) the ability of Westbound to make a special pre-closing dividend to its shareholders and option holders; (iii) an outside closing date of September 30, 2018; and (iv) an exclusivity and fiduciary out provision for Westbound subject to a $1,515,000 termination fee.

Guaranty continued to conduct additional diligence on Westbound throughout December 2017 and January 2018, and, in the latter half of January 2018, Westbound (with the assistance of H&W and BAG) conducted reverse due diligence with respect to Guaranty and GBT. In light of the on-going diligence processes, the parties amended the letter of intent to extend the exclusivity period to January 26, 2018. Management of each party, with the assistance of their respective financial and legal advisors, held various meetings to discuss due diligence and other transactional matters. During this time, legal counsel for the parties began the process of negotiating the definitive agreement.

On January 5, 2018, Guaranty’s legal advisor, Fenimore Kay Harrison & Ford LLP, delivered the initial draft of the definitive merger agreement to Westbound’s counsel. Related to this, the Committee authorized BAG to begin its process of rendering a fairness opinion with respect to the merger consideration to be received by Westbound (and ultimately the shareholders of Westbound) in connection with the merger.

Counsel to the parties continued negotiating the terms of the merger agreement throughout January 2018. As part of these negotiations, Guaranty proposed a modification of the structure of the consideration set forth in the letter of intent. For the sole purpose of indemnifying Guaranty for potential losses associated with a group of loans identified during due diligence, Guaranty proposed that $2.0 million of the cash consideration to be paid to Westbound’s shareholders under the merger agreement be placed in an escrow account. Guaranty proposed that these escrowed funds be disbursed to Westbound’s shareholders following consummation of the merger depending upon the performance of the loans subject to the escrow agreement and in accordance with the terms negotiated by the parties in such agreement.

On January 26, 2018, the Westbound Board held a meeting at which the merger agreement (and all ancillary agreements, including the escrow agreement) and merger were reviewed and discussed at length. H&W presented an overview of fiduciary duties and the reverse due diligence that was performed with respect to Guaranty and GBT. H&W then discussed in detail the terms of the transaction, including the merger consideration, representations and warranties, covenants, the concept of the “fiduciary out” provision and the termination fee, and other related matters. Representatives of BAG and H&W reviewed the merger agreement with the Westbound Board and BAG delivered its written fairness opinion, dated January 26, 2018, providing that the consideration to be received by the shareholders of Westbound in the transaction was fair from a financial point of view (which is discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger—Opinion of Westbound’s Financial Advisor” beginning on page 66). In order to provide each of the directors with sufficient time to review the transaction documents and the presentation materials of BAG and H&W, the Westbound Board decided to delay a decision at that time and to re-convene on January 28, 2018.

On the afternoon of January 28, 2018, the Westbound Board reconvened by telephone conference along with legal counsel and representatives from BAG. After having time to further review the merger transaction documents, to consider the presentation and opinion of BAG, and to explore and evaluate the terms of transaction, the Westbound Board concluded that the merger with GBT was in the best interests of Westbound and its shareholders, employees, and the communities that it serves. At the conclusion of the meeting, the Westbound Board unanimously approved the merger agreement and the merger.

During this time, Westbound also negotiated a confidential settlement and mutual release of claims with two of its shareholders (which we refer to as collectively as the “Shareholders”). In October 2015, Westbound and the Shareholders had entered into a confidential shareholder agreement (which we refer to as the “Shareholder Agreement”) that, among other things, provided for the resolution of certain disputes and obligated Westbound and the Shareholders to take action in connection with certain matters. In January 2018, a dispute arose between Westbound and the Shareholders with respect to matters in the Shareholder Agreement. Westbound, with the assistance of H&W, negotiated a settlement and mutual release of claims agreement with the Shareholders (which we refer to as the “Settlement Agreement”). Pursuant to the Settlement Agreement, Westbound agreed to release its claims against the Shareholders in exchange for a certain settlement payment. On January 28, 2018, the Shareholders tendered the settlement payment to Westbound and the parties executed the Settlement Agreement, effective simultaneously, resolving the dispute.

Westbound’s Reasons for the Merger; Recommendation of the Westbound Board

The Westbound Board has unanimously approved the merger agreement and unanimously recommends that Westbound shareholders vote “FOR” approval of the Westbound merger proposal.

The Westbound Board has determined that the merger is fair to, and in the best interests of, Westbound’s shareholders. In approving the merger agreement, the Westbound Board consulted with BAG with respect to the financial aspects and the financial fairness of the merger, and with its outside legal counsel as to its legal duties and the terms of the merger agreement. In reaching a determination to approve the merger agreement and the transactions contemplated thereby, including the merger of Westbound with and into GBT, the Westbound Board considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to Westbound and its shareholders. The Westbound Board identified the following factors and benefits of the merger that, among others, it believes support its decision and recommendation:

•	The business, operations, management, financial and regulatory condition, asset quality, earnings and prospects of Westbound, Guaranty, and GBT compared to the risks and challenges associated with the continued operation of Westbound independent of Guaranty and GBT;

•	The financial presentation of BAG to the Westbound Board on January 26, 2018 and BAG’s opinion to the Westbound Board, dated January 26, 2018, to the effect that, as of the date of such opinion, based upon and subject to the factors and assumptions set forth in such opinion, the consideration in the merger agreement was fair from a financial point of view to Westbound’s shareholders;

•	The merger of Westbound with and into GBT, with GBT surviving as the resulting bank, will allow for an ability to achieve economies of scale, including enhanced opportunities for Westbound’s clients, customers and other constituencies within the communities in which Westbound operates;

•	The potential synergies and diversification from the merger relating to enhanced product offerings and customer service opportunities exceeded the level reasonably achievable by Westbound on a basis independent of Guaranty and GBT;

•	The anticipated cost savings from expected efficiencies to be achieved in operations and systems, while achieving a greater ability to respond to increasing regulation and compliance requirements;

•	The merger will provide a resource for complementary areas of expertise, particularly among those members of senior management of Westbound who are retained as continuing employees;

•	That Westbound’s shareholders will have the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of Guaranty’s common stock following the merger;

•	That Westbound’s shareholders will gain liquidity through receipt of Guaranty’s common stock and cash;

•	That Guaranty’s financial condition, earnings and prospects make it more likely that Westbound will have a superior financial condition, increased financial stability, and better future access to capital, greater ability to spread business strategy execution risks across a larger enterprise and additional options for future potential strategic alternatives on an independent basis;

•	The likelihood that the merger agreement will be completed in compliance with applicable law, including the likelihood that the regulatory approvals needed to consummate the merger will be obtained in a timely fashion; and

•	The ability of the Westbound Board to withdraw or modify its recommendation in favor of the merger agreement under certain circumstances, including the ability to terminate the merger agreement in connection with a Superior Proposal subject to payment of termination fee of $1,515,500.

The Westbound Board also considered in its deliberations a variety of uncertainties and risks concerning the merger, including the following:

•	The possibility that the merger may not be consummated, or that completion of the merger may be unduly delayed, for reasons beyond the control of Westbound, Guaranty, or GBT;

•	The potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on Westbound’s business and relations with customers, service providers and other stakeholders (including creditors), whether or not the merger is completed;

•	The requirement that Westbound conduct its business in the ordinary course and the other restrictions on the conduct of its business prior to completion of the merger, which may delay or prevent Westbound from undertaking business opportunities that may arise pending completion of the merger;

•	That because the aggregate stock consideration in the merger is a fixed exchange ratio of shares of Guaranty’s common stock and is subject to adjustment as set forth in the merger agreement, Westbound’s shareholders could be adversely affected by a decrease in the trading price of Guaranty’s common stock during the pendency of the merger (although Westbound’s shareholders could also benefit from any increase in the trading price of Guaranty’s common stock during the pendency of the merger within the parameters of the collar);

•	That Guaranty will deposit $2.0 million of the aggregate cash consideration, subject to adjustment, into an escrow account to be held therein and distributed to the Westbound shareholders only in accordance with the terms and conditions of the escrow agreement, which is a deduction to the shareholder cash consideration to be received at closing; and

•	The potential that the non-solicitation covenants and the termination fee provisions in the Agreement could have the effect of discouraging an alternative proposal for Westbound.

The reasons set out above for the merger are not intended to be exhaustive but do include all material factors considered by the Westbound Board in approving the merger. In reaching its determination, the Westbound Board did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the Westbound Board believed that the merger was in the best interest of Westbound’s shareholders, and therefore the Westbound Board unanimously approved the merger agreement and the merger. In addition, all members of the Westbound Board have entered into a voting agreement requiring them to vote the shares of Westbound stock over which they have voting authority in favor of the merger agreement.

THE WESTBOUND BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF WESTBOUND STOCK VOTE FOR THE MERGER AGREEMENT AND THE MERGER.

Opinion of Westbound’s Financial Advisor

Westbound retained BAG to render financial advisory and investment banking services and to render a written opinion to the Westbound Board as to the fairness, from a financial point of view, of the merger consideration to be paid by Guaranty to shareholders of Westbound, as set forth in the merger agreement. BAG advises community banks across the United States and specializes in bank mergers & acquisitions—including brokering banks—and bank stock valuations. In the ordinary course of business, BAG and its affiliates may provide investment banking and other financial services to other companies and entities. BAG has been involved in numerous bank related business combinations. No limitations were imposed by Westbound upon BAG with respect to rendering its opinion.

At the January 26, 2018 meeting of the Westbound Board at which it considered the merger agreement, BAG delivered its written opinion that, as of such date, the merger consideration was fair to the shareholders of Westbound from a financial point of view. At the January 28, 2018 meeting at which the Westbound Board approved the merger agreement, BAG confirmed its position with respect to its written fairness opinion.

The full text of BAG’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by BAG in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. You are encouraged to read the entire opinion carefully in connection with your consideration of the Westbound merger proposal.

The opinion speaks only as of the date of the opinion. The opinion was directed to the Westbound Board and is directed only to the fairness, from a financial point of view, of the merger consideration to the shareholders of Westbound. It does not address the underlying business decision to engage in the merger or any other aspect of the merger and is not a recommendation to any shareholder as to how such shareholder should vote respect to the merger agreement or any other matter.

Underlying Analyses for the Written Fairness Opinion

For the purpose of its analysis and the discussion that follows, BAG assumed a total deal value equaling $40.32 million, representing:

•	Aggregate Merger Consideration of $34.6 million, representing a combination of Guaranty common stock and cash; and

•	A special dividend estimated at $5.72 million in the aggregate (equaling the amount of Westbound’s final adjusted tangible equity that exceeds $16.5 million) to be paid to the Westbound shareholders and holders of Westbound options prior to closing.

The estimate of the $5.72 million special dividend is based on BAG’s estimation of the net income Westbound will generate and retain prior to the closing, together with a forecast of deal-related costs and expenses (adjustments) that will be incurred and accrued prior to the closing. While BAG made informed and reasonable estimations in both respects, neither of the components are certain to be precise and, as such, the estimated special dividend of $5.72 million will not necessarily represent the actual special dividend Westbound ultimately will pay.

In arriving at its conclusion for the written opinion, BAG relied primarily on two broad methods of evaluation: (i) income/earnings value; and (ii) market value.

•	Income value, sometimes referred to as earnings value, represents an estimate of the present value of future earnings or cash flow. In addition, another popular valuation method in determining an income or earnings value is to determine current annual benefits (earnings, cash flow, dividends, etc.), and then capitalize them using either an appropriate yield or price-earnings multiple.

•	Market value represents an estimate of the price a willing buyer and a willing seller would agree upon in connection with a sale of a “control” block of stock in comparison with the market prices at which “control” of similar banking organizations have been sold previously.

Income/Earnings Value

The income or earnings value of any banking organization’s stock is, simply stated, an estimate of the present value of the future benefits, usually earnings or cash flow, that will accrue to the stock. The earnings value is comprised of two major components: (i) the present value of annual future earnings as projected for a certain number of periods; and (ii) the residual value as determined at the end of the projected number of periods. In this circumstance, BAG relied upon “earnings in perpetuity” for determining the residual value. BAG believes the utilization of net earnings, rather than cash flows, for the calculation of the present value and the residual value is appropriate given the minimal level of long-term, non-earning assets typically held by a community banking organization.

BAG developed and then utilized financial projections (FY2018 – FY2029) for Westbound as the fundamental basis for the initial earnings stream employed in BAG’s present value calculation. BAG’s financial projections for Westbound were based on BAG’s analysis of the banking industry, market area, and current financial condition and historical levels of growth and earnings for Westbound, as well as information provided to BAG by the management of Westbound and conversations with Westbound’s management.

In addition, the present value analysis goes one step further and considers the present value of Westbound’s future earnings stream on an “as if acquired basis” assuming a range of estimated merger savings.

In this instance, BAG assumed merger savings equaling 20.0%, 25.0% and 30.0% of Westbound’s projected total noninterest expense. Based on BAG’s experience analyzing bank acquisitions for community bank acquirers and given that Westbound will merge with and into Guaranty, but that Guaranty has no established presence in the markets served by Westbound nor surrounding markets, BAG views potentially realizable merger savings in the 20.0%-25.0% range as entirely plausible, and those at the 30.0% level as ambitious, but potentially achievable.

Assuming merger savings equaling 30.0% (the high end of the range of the projected merger savings) of Westbound’s projected total noninterest expense, the present value of Westbound’s net earnings stream equals $45.3 million assuming the use of a 14.0% discount rate (or required rate of return), and $39.5 million assuming a 15.5% discount rate. Assuming merger savings equaling 25.0% (the mid-point of the range of the projected merger savings) of Westbound’s projected total noninterest expense, the present value of Westbound’s net earnings stream equals $43.1 million assuming the use of a 14.0% discount rate, and $37.5 million assuming a 15.5% discount rate.

There is no specific “rule of thumb” regarding the most appropriate discount rate; each investor has different expectations for the expected return on capital and thus each might employ a different discount rate.

In this instance—considering the “stand-alone” financial projections for Westbound, which include a material increase in Westbound’s projected earnings from 2018 through 2023, together with projected merger savings—BAG is inclined to use a discount rate at the higher end of the 12.0%-15.0% range that typically might be used for a community banking organization with lower near-term projected stand-alone earnings growth rates. Accordingly, BAG believes the use of a discount rate of 14.5% or 15.0% is appropriate.

In summary, relative to the present value of Westbound’s forecast net earnings stream, on an “as if acquired basis,” BAG concluded that the total deal value of $40.32 million appears financially adequate from a present value analysis standpoint.

Market Value

BAG maintains a sizable database of information pertaining to the prices paid for U.S. banking organizations. The database includes transactions involving banking organizations throughout the United States and provides comparable pricing and financial performance data for banking organizations acquired in the United States since 1989. BAG has the capability of sorting the records to yield transactions involving similar banking organizations. Similarities might include banking organizations within a specific asset size range, banking organizations that generate a return on average assets (which we refer to as “ROA”) or a return on average equity capital (which we refer to as “ROE”) within a specified range, banking organizations that have an equity to assets ratio within a certain range, banking organizations that sold for a specific form of consideration (cash or stock), or banking organizations headquartered in various types of markets (rural, community, urban/suburban). The ability to produce specific groups of comparable banking organizations facilitates the making of a valid comparative purchase price analysis.

BAG considered transaction values for banking organizations acquired in the states of Arkansas, Colorado, Kansas, Louisiana, Missouri, New Mexico, Oklahoma, and Texas between January 2017 and January 2018 with the following criteria:

•	Total assets ranging between $100 million and $500 million; and

•	Reporting a trailing 12-month (which we refer to as “LTM”) ROA ranging between 0.25% and 1.25%.

These transactions are referred to in this section as the “Broader Group” and included eight banking organizations.

BAG further narrowed the Broader Group to include banking organizations acquired only in the states of Arkansas, Louisiana, Oklahoma, and Texas. These transactions are referred to in this section as the “Southwest Group” and included four banking organizations.

BAG compared those transaction values and the corresponding financial characteristics for the Broader Group and the Southwest Group in relation to the total deal value of $40.32 million, giving consideration to Westbound’s related financial characteristics.

The table set forth below summarizes this comparative analysis:

	# of Deals	Assets (000)	LTM ROA	LTM ROTE(1)	Tangible Core Common Equity Ratio	Total Price (000)	Price/ Tang. Equity	Price/ LTM Earnings	Price/ Assets	Price/ Deposits
Broader Group	8	$310,733	0.88%	8.77%	10.18%	$42,638	1.36x	16.10x	13.72%	16.19%
Southwest Group	4	$262,610	0.73%	7.59%	9.87%	$38,747	1.52x	20.55x	14.75%	17.09%
Westbound(2)	1	$228,037	0.69%	6.86%	10.30%	$40,321	1.73x	25.42x	17.68%	21.39%

(1)	Represents return on tangible core common equity (common equity capital, less accumulated other comprehensive income, less intangible assets). For Westbound, tangible core common equity as of December 31, 2017, equaled $23.34 million.
(2)	Balance sheet data for Westbound is as of December 31, 2017, and net income data (ROA & ROTE) presented on for the year ending December 31, 2017. For Westbound, 2017 Net Income equaled $1.59 million.

As illustrated on the preceding table, the total deal value of $40.32 million represents 1.73x Westbound’s tangible core common equity (which we refer to as “TCCE”) which was 10.3% of Westbound’s total assets as of December 31, 2017. This compares with: an average price-to-tangible core common equity multiple of 1.36x (based on a 10.18% average tangible core common equity ratio) for the eight deals in the Broader Group; and, an average price-to-tangible core common equity multiple of 1.52x (based on a 9.87% average tangible core common equity ratio) for the four deals in the Southwest Group.

As further illustrated, the total deal value of $40.32 million represents 25.42x Westbound’s last 12-months net income (which we refer to as “LTM NI”) (using Westbound’s net earnings of $1.59 million for the year ending December 31, 2017). This compares with an average price-to-net earnings multiple of 16.10x for the Broader Group, and 20.55x for the Southwest Group.

A superior method of “benchmarking” transaction values, in contrast to the more traditional purchase price multiples, involves the use of purchase price in comparison to assets and deposits. Using these benchmarks, the total deal value of $40.32 million translates to 17.68% of Westbound’s total assets and 21.39% of total deposits. This contrasts with the average comparable benchmarks of 13.72% (total assets) and 16.19% (total deposits) for the Broader Group; and, 14.75% (total assets) and 17.09% (total deposits) for the Southwest Group. In summary, relative to the average prices paid for comparable commercial banks, BAG concluded that the total deal value of $40.32 million appears financially adequate from a comparative price level standpoint.

Market Value of Guaranty Common Stock

Since the total deal value of $40.32 million consists partially of Guaranty common stock, BAG prepared an analysis of Guaranty common stock in relation to selected publicly-traded banks based in Texas (which we refer to as the “Texas Group”). The banking organizations among that group included:

•	First Financial Bankshares, Inc. (which we refer to as “FFNI”)

•	Southside Bancshares, Inc. (which we refer to as “SBSI”)

•	Independent Bank Group, Inc. (which we refer to as “IBTX”)

•	Green Bancorp, Inc. (which we refer to as “GNBC”)

•	LegacyTexas Financial Group, Inc. (which we refer to as “LTXB”)

•	Allegiance Bancshares, Inc. (which we refer to as “ABTX”)

•	Veritex Holdings, Inc. (which we refer to as “VBTX”)

•	CBTX, Inc. (which we refer to as “CBTX”)

BAG compared recent stock price movements for Guaranty in relation to the individual stock price movements for the Texas Group. Looking at the Texas Group on a composite basis, the following analysis, depicted graphically, provides a comparison of stock price movements for Guaranty in relation to the composite stock price movement for the Texas Group from June 30, 2017 to January 22, 2018.

As compared to Guaranty, the Texas Group used for the comparative analysis possessed the following financial traits, on average:

	Guaranty	Texas Group
Average Asset Size (Million)	$1,983	$5,584
Return on Assets (LTM)	0.78%	1.07%
Return on Tangible Core Common Equity (LTM)	8.92%	11.77%
Common Equity-to-Assets Ratio	10.56%	12.87%

Set forth below is a comparison of the per share market price of Guaranty common stock, relative to the weighted average and median pricing metrics for the Texas Group based on closing market prices as of January 22, 2018:

	Market Price	Price/ Tangible Core Common Equity	Price/ LTM Earnings	Price/ Assets	Price/ Deposits
Texas Group:
•Arithmetic Mean	/	2.76x	24.72x	24.47%	31.35%
•Group Median	/	2.52x	24.24x	26.62%	29.25%
Guaranty	$31.48	1.83x	22.07x	17.74%	20.77%

This comparative financial analysis suggests that, at the time of BAG’s written opinion, Guaranty common stock traded at pricing metrics comparable to or slightly below the averages and medians for the Texas Group.

Multifaceted Analysis and Items Considered

The summary set forth above does not purport to be a complete description of all the analyses performed by BAG. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. BAG did not attribute any particular weight to any analysis or factor considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. BAG believes, and has advised the Westbound Board, that BAG’s analyses must be considered as a whole, notwithstanding the separate factors summarized above. Selecting portions of BAG’s analyses and factors that were considered, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion.

In performing its analyses, BAG made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond our control. These analyses performed by BAG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty as they were based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Westbound, Westbound’s management, BAG, or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by BAG and its opinions were among several factors taken into consideration by the Westbound Board in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

When the investment/earnings value and the market value approaches were appropriately considered, together with BAG’s experience in valuing the stocks of community financial institutions and giving consideration to the market value of Guaranty common stock in relation to that of selected exchange-traded banking organizations, BAG believes it has sufficient justification for its assertion that the terms of the merger, including, without limitation, the merger consideration (including the special dividend), are fair, from a financial point of view, to the holders of Westbound stock.

In conducting its review and arriving at the written fairness opinion, BAG, with the consent of Westbound’s management, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Westbound and Guaranty, or which was publicly available for both Westbound and Guaranty. BAG did not assume any responsibility for the accuracy, completeness or reasonableness of, or undertake any steps to independently verify, this information. In addition, BAG did not conduct any physical inspection of the properties or facilities of Westbound or Guaranty. BAG further relied upon the assurance of Westbound’s management that they were unaware of any facts that would make the information provided to BAG on behalf of Westbound incomplete or misleading in any respect. Likewise, BAG relied upon the acknowledgment and understanding of Westbound’s management that any information furnished to BAG by or on behalf of Guaranty was relied upon by BAG to be true and accurate in all material respects and to not contain any untrue statement of a material fact or omit a material fact necessary to make the information not misleading. BAG, with the consent of Westbound’s management, assumed that any financial information provided to BAG were reasonably prepared by Westbound’s management, reflected the best available estimates and good faith judgments of Westbound’s management as to Westbound’s future performance, and that such financial information and analyses provide a reasonable basis for the written fairness opinion.

BAG met with the management of Westbound and the management of Guaranty regarding the relevant information that has been provided to it, and nothing came to BAG’s attention that would lead BAG to conclude that the foregoing reliances and assumptions are unfounded or without merit. However, BAG did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Westbound or Guaranty.

BAG’s services to Westbound in connection with the merger have included serving as financial advisor to the Westbound Board, and rendering its written opinion, from a financial point of view, of the fairness of the merger consideration to the Westbound shareholders. BAG’s opinion was based upon economic and market conditions and other circumstances as they existed and could be evaluated by BAG on the date of its opinion. It should be understood that although subsequent developments may affect its written fairness opinion, BAG does not have any obligation to update, revise or reaffirm its written fairness opinion and BAG expressly disclaims any responsibility to do so.

In rendering its written opinion, BAG assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement, and that all conditions to the consummation of the merger agreement will be satisfied without waiver thereof. BAG also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger.

Conclusion

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, BAG determined that the terms of the merger, including, without limitation, the merger consideration (including the special dividend), are fair, from a financial point of view, to the holders of Westbound stock.

Other Matters

Westbound engaged BAG as financial advisor in connection with the potential merger based on BAG’s experience, reputation, and familiarity with Westbound’s business. BAG is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions.

Prior to its engagement by Westbound, BAG provided stock valuation and consultation services to Westbound for professional fees totaling $14,000 over the prior four years, exclusive of a $20,000 upfront fee paid by Westbound for services to be rendered by BAG in connection with the potential merger.

BAG Brokerage, Ltd. (a partnership affiliated with BAG) will receive a professional fee estimated at approximately $640,000 for its services in connection with the merger, inclusive of the $20,000 upfront fee noted above. The final fee to be paid by Westbound to BAG Brokerage, Ltd. is dependent, in part, upon the amount of aggregate merger consideration to be received by the Westbound shareholders upon consummation of the merger. As more fully explained herein, the aggregate merger consideration to be received by the Westbound shareholders is subject to adjustment to the extent that the Guaranty determination date stock price is equal to or less than $26.71 or equal to or greater than $36.14. Consequently, the professional fee to be paid by Westbound to BAG Brokerage, Ltd. may fluctuate between approximately $575,000 and $705,000, with $640,000 representing the midpoint.

In addition, Westbound has agreed to indemnify BAG and certain related parties for certain liabilities arising out of or related to the engagement and to reimburse BAG for certain expenses incurred in connection with its engagement.

Certain Westbound Unaudited Financial Information

Guaranty and Westbound do not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods. In connection with the proposed merger, however, Westbound provided to BAG, for consideration in performing the financial analyses described above under “The Merger—Opinion of Westbound’s Financial Advisor,” certain unaudited financial information with respect to Westbound on a stand-alone, pre-merger basis (which we refer to as the “financial information”).

The financial information was not prepared with a view toward public disclosure, and the discussion of that financial information in this proxy statement/prospectus should not be regarded as an indication that any recipient of such information considered, or now considers, it to be necessarily predictive of actual future results, or that discussion thereof should be construed as financial guidance, and should not be relied on as such. The financial information was prepared solely for internal use and is subjective in many respects. The financial information provided to BAG reflected numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Westbound’s business, all of which are difficult to predict and many of which are beyond Guaranty and Westbound’s control.

The financial information provided to BAG also reflects assumptions as to certain business decisions that are subject to change. The financial information reflects subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial information, including, but not limited to, Westbound’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, and regulations or rules. For other factors that could cause the actual results to differ, please see the “Risk Factors” section and “Special Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

None of Guaranty, Westbound or their respective affiliates assumes any responsibility for the accuracy, completeness or validity of the financial information. The financial information was not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. None of Guaranty’s current independent registered public accounting firm, Grant Thornton LLP, Westbound’s current independent public accounting firm, or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial information, or expressed any opinion or any other form of assurance on such financial information.

Furthermore, the financial information does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Further, the financial information does not take into account the effect of any possible failure of the merger to occur. None of Guaranty, Westbound (nor its financial advisor), nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the financial information if it is or becomes inaccurate (even in the short term). Furthermore, the discussion of the financial information herein should not be deemed an admission or representation by Guaranty or Westbound that they are viewed by Guaranty or Westbound as material information of Guaranty or Westbound, respectively, particularly in light of the inherent risks and uncertainties associated with such forecasts. The discussion of the financial information herein is not being included to influence your decision whether to vote in favor of Westbound merger proposal or any other proposal to be considered at Westbound special meeting and the forecast (discussed below) is being provided solely because it was considered by Westbound’s financial advisor.

For purposes of performing a valuation analysis of Westbound, on a stand-alone basis, BAG forecast Westbound’s net income at $2.22 million for 2018, $2.60 million for 2019, and $3.01 million for 2020. In addition, BAG assumed an annual growth rate beginning at 9% in 2018, declining gradually thereafter to an annual asset growth rate of 3.50% beginning in 2024 and thereafter. Based on these assumptions, Westbound’s return on average assets was forecast at 0.99% in 2018, 1.07% in 2019, and 1.16% in 2020. BAG assumed Westbound paid no dividends over the course of the projection period set forth in this paragraph and, thus, retained 100% of its earnings for equity capital growth. The financial projections referenced in this paragraph were developed in conjunction with the review and comment of Westbound’s management.

In addition, Guaranty and Westbound have included in this proxy statement/prospectus certain limited unaudited financial information for Westbound to give Westbound shareholders access to certain public information provided to Westbound’s financial advisor for purposes of considering and evaluating the merger. For more information on that limited unaudited financial information, please refer to “Selected Historical Financial Data” beginning on page 16 of this proxy statement/prospectus.

Guaranty’s Reasons for the Merger

After careful consideration, the Guaranty Board, at a meeting held on January 22, 2018, determined that the merger agreement and the transactions contemplated thereby are in the best interests of Guaranty and its shareholders. Accordingly, the Guaranty Board approved the merger agreement.

In evaluating the merger agreement, the merger and the other transactions contemplated thereby, the Guaranty Board consulted with Guaranty’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Guaranty Board considered a number of factors, including the following material factors:

•	each of Guaranty’s, Westbound’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects;

•	Westbound’s established presence and knowledge of the Houston metropolitan area;

•	the potential to broaden the scale of Guaranty’s organization to include the Houston metropolitan area and the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings, funding sources, and capital;

•	Westbound’s complementary management team, which Guaranty believes should facilitate integration and implementation of the merger;

•	its review and discussions with Guaranty’s management concerning the due diligence examination of Westbound’s business;

•	the expectation of annual cost savings resulting from the transaction, enhancing efficiencies; and

•	the terms of the merger agreement, including the expected tax treatment and deal protection and termination fee provisions, which it reviewed with Guaranty’s management and legal advisor.

The Guaranty Board also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in completing the merger;

•	the possibility of encountering difficulties in successfully integrating Westbound’s business, operations, and workforce with those of Guaranty;

•	certain anticipated merger related costs;

•	the diversion of management attention and resources from the operation of Guaranty’s business towards the completion of the merger;

•	the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions; and

•	the merger’s effect on Guaranty’s regulatory capital levels.

The foregoing discussion of the factors considered by the Guaranty Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Guaranty Board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Guaranty Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Guaranty Board considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the Guaranty Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Cautionary Note Regarding Forward-Looking Statements” beginning on page 56.

Interests of Westbound’s Directors and Executive Officers in the Merger

In considering the recommendation of the Westbound Board with respect to the merger agreement, you should be aware that certain of Westbound’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Westbound shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of Westbound shareholders include:

•	Director Support Agreements. Guaranty has entered into separate support agreements with each of the directors of Westbound, to be effective, if at all, upon completion of the merger. Each of those agreements provides, among other things, that each such director agrees to use reasonable efforts to refrain from harming the goodwill and customer and client relationships of Westbound, as well as certain confidentiality, noncompetition and non-solicitation obligations following the closing date.

•	Stock Options. Directors Bruce Reichstein, Michael Burns, Troy England, Jerald Reichstein, Robert Kramer and Kenneth Rosenberger collectively hold an aggregate of 194,400 Westbound options. To the extent one or more of those persons do not exercise those Westbound options prior to the effective time, then pursuant to the terms of the merger agreement, like all of the holders of outstanding Westbound options, they will receive cash in connection with the cashout of those Westbound options that are outstanding and unexercised at the effective time. Payments made to the holders of outstanding Westbound options, including these directors, to cash out their Westbound options pursuant to the terms of the merger agreement, will reduce the amount of cash to be issued in exchange for each share of Westbound stock in the merger and, thus, reduce the aggregate merger consideration received by Westbound shareholders in the merger.

•	Indemnification and Insurance. The directors and officers of Westbound will receive indemnification from Guaranty for a period of six years after completion of the merger to the same extent and subject to the conditions set forth in the articles of association and bylaws of Westbound and continued director and officer liability insurance coverage for such six year period. Payment of the premium for the continued director and officer liability coverage will be considered a transaction expense under the merger agreement and accounted for in determining Westbound’s adjusted tangible equity, as more specifically described in the merger agreement.

•	Employee Benefit Plans. Employees of Westbound who continue on as employees of Guaranty will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Guaranty and GBT. These employees will receive credit for their years of service with Westbound for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (other than for purposes of vesting under stock incentive plans and for any purpose under Guaranty’s employee stock ownership plan), sponsored by Guaranty or GBT to the extent permitted by applicable law.

•	Employment Agreements. Guaranty has entered into employment agreements with certain employees of Westbound with certain employees of Westbound, specifically, Troy England, Joseph Catania, Nick Davis, Robert Kramer, and Billijane Tucker, to be effective, if at all, upon completion of the merger. Each of those agreements includes, among other things, certain compensation, benefits and severance obligations, as well as certain confidentiality, noncompetition and non-solicitation obligations following the closing date.

•	Assignment and Assumption Agreement. Guaranty has entered into an assignment and assumption agreement (which is attached as Exhibit G to the merger agreement and included in Annex A), pursuant to which Westbound will assign to Guaranty and GBT, and Guaranty and GBT will assume, all of the obligations of the current salary continuation agreements of Troy England, Robert Kramer, and B. Ralph Williams, to be effective as of the closing date.

•	Confidentiality and Non-Solicitation Agreements. Guaranty will enter into confidentiality and non-solicitation agreements with certain officers of Westbound, to be effective, upon completion of the merger.

Public Trading Markets

Guaranty common stock is listed for trading on NASDAQ under the symbol “GNTY” and will continue to be listed under that symbol following the merger. Under the merger agreement, Guaranty will cause the shares of Guaranty common stock to be issued in the merger to be approved for listing on NASDAQ, subject to notice of issuance, and the merger agreement provides that neither Guaranty nor Westbound will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance.

Guaranty’s Dividend Policy

Effective January 1, 2008, Guaranty made an election (a “Subchapter S election”) to be taxed for federal income tax purposes as a Subchapter S corporation under the provisions of Sections 1361 through 1379 of the

Code (an “S corporation”). Accordingly, Guaranty made quarterly distributions to its shareholders to provide them with funds to pay federal income taxes on the pro rata portion of its taxable income that was “passed through” to them. Guaranty has also historically declared and paid semi-annual dividends in June and December of each year, based on its earnings. Effective December 31, 2013, Guaranty terminated its Subchapter S election, and Guaranty’s dividend policy and practice changed because it is now taxed for federal income tax purposes as a corporation under Subchapter C of the Code (a “C corporation”) and, therefore, Guaranty no longer pays distributions to provide shareholders with funds to pay federal income taxes on their pro rata portion of Guaranty’s taxable income.

Despite the termination of its Subchapter S election, Guaranty paid dividends of $0.50 per share and a special dividend of $1.00 per share for the year ended December 31, 2014, since all dividends Guaranty paid for the first 12 months following the termination of its Subchapter S election were not subject to federal income taxation.

In connection with its initial public offering, the Guaranty Board amended its policy to pay a dividend to holders of its common stock as a return on their investment. Following the completion of such offering, Guaranty began paying a quarterly dividend on its common stock in an amount equal to approximately 25.0% to 30.0% of its net income for the immediately preceding quarter. Guaranty anticipates that dividends will be declared and paid in the month following the end of each calendar quarter. Guaranty’s dividend policy may change with respect to the payment of dividends as a return on investment, and the Guaranty Board may change or eliminate the payment of future dividends at its discretion, without notice to its shareholders. For further information on dividends paid by Guaranty over the past two years, see “Comparative Market Prices and Dividends” beginning on page 202.

Any future determination to pay dividends on its common stock will be made by the Guaranty Board and will depend on a number of factors, including: (i) Guaranty’s historic and projected financial condition, liquidity and results of operations; (ii) Guaranty’s capital levels and needs; (iii) tax considerations; (iv) any acquisitions or potential acquisitions that Guaranty may examine; (v) statutory and regulatory prohibitions and other limitations; (vi) the terms of any credit agreements or other borrowing arrangements that restrict Guaranty’s ability to pay cash dividends; (vii) general economic conditions; and (viii) other factors deemed relevant by the Guaranty Board. Guaranty is not obligated to pay dividends on its common stock. For further information, see “Comparative Market Prices and Dividends” beginning on page 201.

Restrictions on Resale of Guaranty Common Stock

The shares of Guaranty common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Guaranty for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Guaranty include individuals or entities that control, are controlled by, or are under common control with Guaranty and may include the executive officers, directors and significant shareholders of Guaranty.

Dissenters’ Rights in the Merger

General. If you hold one or more shares of Westbound stock, you have the right to dissent from the merger and have the appraised fair value of your shares of Westbound stock as of the date immediately prior to the effective date of the merger paid to you in cash under Chapter 10, Subchapter H of the TBOC. The appraised fair value may be more or less than the value of the shares of Guaranty common stock and cash being paid in the merger in exchange for shares of Westbound stock. If you are contemplating exercising your right to dissent, Guaranty and Westbound urge you to read carefully the provisions of Chapter 10, Subchapter H of the TBOC, a copy of which is attached to this proxy statement/prospectus as Annex C and which qualify in all respects the following discussion of those provisions, and consult with your legal counsel before electing or attempting to exercise these rights. The following discussion describes the steps you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law carefully. In this description of the dissenters’ rights of Westbound shareholders, references to the merger are to the merger of Westbound and GBT.

How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent to the merger:

•	you must, prior to the Westbound special meeting, provide Westbound with a written objection to the merger that states that you intend to exercise your right to dissent if the merger agreement is approved and the merger is completed and that provides an address to which a notice of effectiveness of the merger should be delivered or mailed to you if the merger is completed;

•	you must vote your shares of Westbound stock against approval of the Westbound merger proposal at the Westbound special meeting in person or by proxy;

•	you must, not later than the 20th day after Guaranty (which will be the ultimate successor to Westbound) sends you notice that the merger was completed, deliver to Guaranty a written demand for payment of the fair value of the shares of Westbound stock you own that states the number and class of shares of Westbound stock you own, your estimate of the fair value of such stock and an address to which a notice relating to the dissent and appraisal procedures may be sent; and

•	you must, not later than the 20th day after you make your demand for payment to Guaranty as described above, submit your certificates representing Westbound stock to Guaranty.

If you intend to exercise your right to dissent from the merger, prior to the Westbound special meeting you must send the notice of objection to Westbound, addressed to:

Westbound Bank

655 W. Grand Parkway South

Katy, Texas 77494

Attention: President and Corporate Secretary

If you fail to send the written objection to the merger in the proper form and prior to the Westbound special meeting, to vote your shares of Westbound stock at the Westbound special meeting against the approval of the Westbound merger proposal or to submit your demand for payment in the proper form and on a timely basis, you will lose your right to dissent from the merger. If you fail to submit to Guaranty on a timely basis the certificates representing the shares of Westbound stock after you have submitted the demand for payment as described above, Guaranty will have the option to terminate your right of dissent as to your shares of Westbound stock. In any instance of a termination or loss of your right of dissent, you will instead receive the merger consideration as set forth in the merger agreement. If you comply with the first two items above and the merger is completed, Guaranty will send you a written notice advising you that the merger has been completed. Guaranty must deliver this notice to you within ten days after the merger is completed.

Your Demand for Payment. If the merger is completed, you have provided your written objection to the merger to Westbound in a timely manner and in proper form and you have voted against the merger agreement at the Westbound special meeting as described above and you desire to receive the fair value of your shares of Westbound stock in cash, you must, within 20 days of the date on which Guaranty sends to you the notice of the effectiveness of the merger, give Guaranty a written demand for payment of the fair value of your shares of Westbound stock. The fair value of your shares of Westbound stock will be the value of the shares on the day immediately preceding the merger, excluding any appreciation or depreciation in anticipation of the merger. After the merger is completed, your written demand and any notice sent to Guaranty must be addressed to:

Guaranty Bancshares, Inc.

201 South Jefferson

Mount Pleasant, Texas 75455

Attention: President and Corporate Secretary

Your written demand must include a demand for payment for your shares for which rights of dissent and appraisal are sought and must state the number of shares and class of Westbound stock you own and your estimate of the fair value of your shares of Westbound stock and an address to which a notice relating to the dissent and appraisal procedures may be sent. This written demand must be delivered to Guaranty within 20 days of the date on which Guaranty sends to you the notice of the effectiveness of the merger. If your written demand for payment in proper form is not received by Guaranty within that 20 day period, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of Westbound stock. Instead, you will receive shares of Guaranty common stock and cash as the merger consideration set forth in the merger agreement.

Delivery of Stock Certificates. If you have satisfied the requirements for the exercise of your right to dissent described above, including the delivery of the written demand for payment to Guaranty as described above, you must, not later than the 20th day after you make your written demand for payment to Guaranty, submit to Guaranty your certificate or certificates representing the shares of Westbound stock you own. You may submit those certificates with your demand for payment if you prefer. In accordance with the provisions of the TBOC, Guaranty will note on each such certificate that you have demanded payment of the fair value of the shares of Westbound stock that were represented by such certificate under the provisions of the TBOC relating to the rights of dissenting owners. After making those notations on those certificates, Guaranty will return each such certificate to you at your request. If you fail to submit all of the certificates representing the shares of Westbound stock for which you have exercised the right of dissent in a timely fashion, Guaranty will have the right to terminate your rights of dissent and appraisal with respect to all of your shares of Westbound stock unless a court, for good cause shown, directs Guaranty not to terminate those rights.

Guaranty’s Actions Upon Receipt of Your Demand for Payment. Within 20 days after Guaranty receives your written demand for payment and your estimate of the fair value of your shares of Westbound stock submitted as described above, Guaranty must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

If Guaranty accepts your estimate, Guaranty will notify you that it will pay the amount of your estimated fair value within 90 days after the effective date of the merger. Guaranty will make this payment to you only if you have surrendered the share certificates representing your shares of Westbound stock, duly endorsed for transfer, to Guaranty.

If Guaranty does not accept your estimate, Guaranty will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 120 days after the effective date of the merger, which you may accept within 90 days after the effective date of the merger or decline.

Payment of the Fair Value of Your Shares of Westbound Stock upon Agreement of an Estimate. If you and Guaranty have reached an agreement on the fair value of your shares of Westbound stock within 90 days after the effective date of the merger, Guaranty must pay you the agreed amount within 120 days after the effective date of the merger, provided that you have surrendered the share certificates representing your shares of Westbound stock, duly endorsed for transfer, to Guaranty.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. If you and Guaranty have not reached an agreement as to the fair market value of your shares of Westbound stock within 90 days after the effective date of the merger, you or Guaranty may, within 60 days after the expiration of the 90-day period, commence proceedings in Titus County, Texas asking the court to determine the fair value of your shares of Westbound stock. The court will determine if you have complied with the provisions of the TBOC regarding your right of dissent and if you have become entitled to receive payment for your shares of Westbound stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares in the manner prescribed by the TBOC. The appraisers will determine the fair value of your shares and will report this value to the court. Once the appraisers’ report is filed with the court, you will receive a notice from the court indicating that the report has been filed. You will be responsible for obtaining a copy of the report from the court. If you or Guaranty objects to the report or any part of it, the court will hold a hearing to determine the fair value of your shares of Westbound stock. Both you and Guaranty may address the court about the report. The court will determine the fair value of your shares and direct Guaranty to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. The court may require you to share in the court costs relating to the matter to the extent the court deems it fair and equitable that you do so.

Rights as a Shareholder. If you have made a written demand on Guaranty for payment of the fair value of your shares of Westbound stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder of Guaranty, but will only have the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares of Westbound stock or money damages with respect to the merger.

Withdrawal of Demand. If you have made a written demand on Guaranty for payment of the fair value of your Westbound stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and you will have the same rights to receive of the merger consideration with respect to your shares of Westbound stock as you would have had if you had not made a demand for payment as to those shares, as well as to participate to the appropriate extent in any dividends or distributions on the shares of Guaranty common stock that may have been paid to Guaranty shareholders after the effective date of the merger. Such rights will, however, be subject to any change in or adjustment to those shares made because of an action taken after the date your demand for payment.

Beneficial Owners. Persons who beneficially own shares of Westbound stock that are held of record in the name of another person, such as a broker, bank, trustee or other nominee, and who desire to have the right of dissent exercised as to those shares must act promptly to cause the record holder of those shares to take the actions required under Texas law to exercise the dissenter’s rights with respect to those shares. Only the persons in whose names shares of Westbound stock are registered on the share transfer records of Westbound may exercise the right of dissent and appraisal discussed above.

U.S. Federal Income Tax Consequences. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 108 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

You should remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Westbound stock are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert dissenters’ rights. You should also remember that if you otherwise vote at the Westbound special meeting in favor of the merger agreement, you will not be able to assert dissenters’ rights.

The foregoing summary is not intended to be a complete statement of the procedures for exercising dissenter’s rights under the TBOC and is qualified in its entirety by reference to the full text of Chapter 10, Subchapter H of the TBOC, a copy of which is attached as Annex C to this proxy statement/prospectus. Westbound urges any shareholder wishing to exercise dissenters’ rights, if any, to read this summary and the TBOC provisions carefully, and to consult legal counsel before attempting to exercise dissenters’ rights. Failure to comply strictly with all of the procedures set forth in of Chapter 10, Subchapter H of the TBOC may result in the loss of your statutory dissenters’ rights.

Regulatory Approvals Required for the Merger

The completion of the merger is subject to receipt of the prior approval of the OCC. Subject to the terms of the merger agreement, Guaranty has agreed, with the cooperation of Westbound, to use its commercially reasonably best efforts to obtain the regulatory approvals necessary to complete the transactions contemplated by the merger agreement, including the merger.

On February 14, 2018, Guaranty filed an application with the OCC to request the OCC’s approval of the merger. On March 27, 2018, Guaranty received regulatory approval for the merger from the OCC.

The U.S. Department of Justice has between 15 and 30 days following approval by the OCC to challenge the approval on antitrust grounds. While Guaranty and Westbound do not know of any reason that the Department of Justice would challenge regulatory approval by the OCC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

Notifications and/or applications requesting approval of the merger, or other transactions contemplated by the merger agreement, may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed transaction.

Guaranty and Westbound are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of the Guaranty Board and Westbound Board has approved the merger agreement. Under the merger agreement, Westbound will merge with and into GBT, with GBT continuing as the surviving entity.

Prior to the effective time, Guaranty and Westbound may, by mutual agreement, change the method or structure of effecting the acquisition of Westbound by Guaranty, except that no such change may (i) alter or change the per share merger consideration to be paid to each holder of Westbound stock, (ii) adversely affect the tax treatment of the transaction to Westbound’s shareholders, (iii) adversely affect the tax treatment of the transaction to Westbound or Guaranty, or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration. At the effective time, all outstanding shares of Westbound stock (other than shares of Westbound stock held in the treasury of Westbound, by Westbound, or by any dissenting shareholder) will be converted into the right to receive 900,000 shares of Guaranty common stock (which we refer to as the “aggregate stock consideration”) and $6,417,050 in cash (which we refer to as the “aggregate cash consideration”, and together with the aggregate stock consideration, the “aggregate merger consideration”), and subject to the escrow holdback. The aggregate merger consideration is subject to adjustment to the extent that the Guaranty determination date stock price is equal to or less than $26.71 or equal to or greater than $36.14. In addition to the per share merger consideration, Westbound’s shareholders and holders of Westbound options will receive a special dividend in the aggregate amount that Westbound’s adjusted tangible equity exceeds $16,500,000 unless that special dividend causes the merger to be considered something other than a reorganization in accordance with Section 368(a) of the Code and any regulations promulgated thereunder), as described below in “The Merger Agreement—Structure of the Merger—Special Dividend.”

Each share of Westbound stock (other than shares of Westbound stock held in the treasury of Westbound, by Westbound, or by any dissenting shareholder) will be entitled to receive (i) cash in the amount of the aggregate shareholder cash consideration divided by the number of issued and outstanding shares of Westbound stock immediately prior to the effective time (which we refer to as the “per share cash consideration”), and (ii) the number of shares of Guaranty common stock equal to the aggregate stock consideration divided by the number of issued and outstanding shares of Westbound stock immediately prior to the effective time (which we refer to as the “per share stock consideration” and together with the per share cash consideration, the “per share merger consideration”).

There are anticipated to be 2,247,952 issued and outstanding shares of Westbound stock immediately prior to the effective time. Guaranty will not issue any fractional shares of Guaranty common stock in the merger, as described below. Based upon the closing price of Guaranty common stock of $[            ] on [            ], 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, and the assumptions described below, the implied value of the aggregate merger consideration would be $[            ] and the implied value of the per share merger consideration would be $[            ], not including the special dividend.

Each Westbound option that is unexpired, outstanding and unexercised immediately prior to the effective time shall be cancelled and converted automatically into the right to receive an amount in cash per option. The aggregate cash consideration payable to Westbound shareholders will be reduced by the aggregate option consideration. There are anticipated to be 293,800 Westbound options unexpired, outstanding and unexercised, each with an average exercise price of $9.33 per share, resulting in an aggregate exercise price of $2,741,617, immediately prior to the effective time. See “The Merger Agreement—Treatment of Westbound Options” below.

As a result of the foregoing, assuming no adjustment to the aggregate merger consideration and based on the number of shares of Guaranty common stock and Westbound stock outstanding as of [            ], 2018, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, approximately [    ]% of outstanding Guaranty common stock following the merger will be held by shareholders who were holders of Guaranty common stock immediately prior to the effectiveness of the merger and approximately [    ]% of outstanding Guaranty common stock will be held by shareholders who were holders of Westbound stock immediately prior to the effectiveness of the merger.

Special Dividend. Immediately prior to the effective time, Westbound will make a special dividend to its shareholders, in accordance with Westbound’s articles of association (as amended), and make a payment to the holders of Westbound options, on a pro rata basis, based upon the number of shares of Westbound stock such option holder would hold following the exercise of all outstanding Westbound options, in an aggregate amount equal to the amount by which its adjusted tangible equity as of the “calculation date” exceeds $16,500,000, if at all, unless that special dividend would result in the merger not qualifying as a reorganization as determined under Section 368(a) of the Code and the Treasury regulations promulgated thereunder. Pursuant to the merger agreement, the “calculation date” means the last business day of the month preceding the closing date. For the avoidance of doubt, the amount of the special dividend will be distributed to both Westbound shareholders, in accordance with Westbound’s articles of association (as amended), and paid to the holders of Westbound options, on a pro rata basis, as if the holders of Westbound options held the shares underlying such Westbound options on the record date of the special dividend. On March 19, 2018, Westbound received regulatory approval for the special dividend from the Texas Department of Banking. As of the date of this proxy statement/prospectus, Westbound’s application for approval of the special dividend submitted to the FDIC is pending. If Westbound does not receive regulatory approval from the FDIC required to make such special dividend prior to the effective time, the amount shall be added to the aggregate merger consideration and be paid by Guaranty at the effective time.

For purposes of the merger agreement, Westbound’s adjusted tangible equity means Westbound’s stockholders’ equity less goodwill, core deposit intangibles and other intangible assets (other than the deferred tax asset), net of accumulated amortization determined in accordance with generally accepted accounting principles (which we refer to as “GAAP”), minus the amount of Transaction Expenses (as defined below) through the closing date to the extent not already paid or accrued and, therefore, reflected on the financial statements of Westbound. Any unrealized gains or losses in investment securities will be included in the calculation of adjusted tangible equity.

For purposes of the merger agreement, “Transaction Expenses” means all of the costs and expenses of Westbound incurred (or to be incurred) in connection with the transactions contemplated by the merger agreement through the closing of the merger, and it includes, among other costs and expenses:

•	the costs, fees, expenses and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with the merger agreement or the transactions contemplated thereby;

•	legal and accounting fees and other expenses in connection with the negotiation, execution or performance of the merger agreement or the consummation of the transactions contemplated thereby;

•	costs or expenses incurred in purchasing a directors and officers insurance “tail” policy, as described in the merger agreement;

•	the amount, if any, required to be added to Westbound’s allowance for loan and lease losses, as described in the merger agreement;

•	contract termination costs, including electronic banking and data processing contracts;

•	the amount of certain bonuses, change-in-control and related payments and benefits to employees of Westbound, including retention or “stay-put” bonuses;

•	accrual of any future benefit payments due under any salary continuation, deferred compensation or other similar agreements through the date of the final payment;

•	the costs, expenses and fees associated with the funding, termination or liquidation of Westbound employee benefit plans;

•	the amount, if any, of any severance payments made by Westbound to any employees terminated at the request of Guaranty or any “stay-put” bonuses paid by Westbound to employees at the request of Guaranty; and

•	50% of the aggregate fees, expenses and costs of a neutral accounting firm engaged to settle any disputes regarding the calculation of adjusted tangible equity, if any, as described in the merger agreement.

As of December 31, 2017, the tangible equity of Westbound was $22,997,839 (prepared in accordance with GAAP). Pursuant to the terms of the merger agreement, the adjusted tangible equity of Westbound as of the calculation date will be determined from Westbound’s financial statements prepared in accordance with GAAP, adjusted as provided for below.

For purposes of determining the estimated adjusted tangible equity of Westbound, the amount of Westbound’s tangible equity will be increased by the amount of the net income of Westbound or decreased by the amount of the net loss of Westbound from January 1, 2018, through the calculation date and reduced by the amount of Transaction Expenses incurred by Westbound in connection with the merger. Westbound currently estimates that it will have net income of between $810,570 and $1,013,212 from January 1, 2018, through May 31, 2018, which would be the calculation date assuming that the closing date will be June 1, 2018, which is the date that Guaranty and Westbound hope to complete the merger, although delays could occur.

The table set forth below shows the range of estimates for the amounts that will affect the calculation of Westbound’s adjusted tangible equity, assuming the closing of the merger occurs on June 1, 2018, and the estimated special dividend that Westbound could distribute to its shareholders and option holders based on such amounts:

	Low Range	High Range
Tangible equity of Westbound Bank as of December 31, 2017	$22,997,839	$22,997,839
Estimated net income of Westbound for the period from January 1, 2018, through May 31, 2018	810,570	1,013,212
Estimated Transaction Expenses of Westbound	2,004,835	2,154,835

Estimated adjusted tangible equity of Westbound as of May 31, 2018	$21,586,566	$23,086,607

Estimated special dividend to Westbound shareholders and option holders	$5,086,566	$6,586,607

The amounts in the table above are only estimates and are based upon several assumptions, many of which are beyond the control of Westbound. Accordingly, the actual amount of Westbound’s adjusted tangible equity at the calculation date may vary from these estimated amounts.

Adjustments to Merger Consideration. The aggregate stock consideration and the aggregate cash consideration are subject to adjustment by Guaranty to the extent that the Guaranty determination date stock price is equal to or less than $26.71 or equal to or greater than $36.14. If the Guaranty determination date stock price is equal to or greater than $36.14, then Guaranty, at its election, may either decrease the aggregate stock consideration and/or decrease the aggregate cash consideration such that, when valuing the aggregate stock consideration based on the Guaranty determination date stock price, the aggregate merger consideration is valued at an amount equal to $38,943,050. If the Guaranty determination date stock price is equal to or less than $26.71, then Guaranty, at its election, may either increase the aggregate stock consideration and/or increase the aggregate cash consideration such that, when valuing the aggregate stock consideration based on the Guaranty determination date stock price, the aggregate merger consideration is valued at an amount equal to $30,456,050. In addition, the Westbound Board may terminate the merger agreement if the Guaranty determination date stock price is below $25.14 and below the threshold relative to the Index described in the merger agreement. If the Westbound Board terminates the merger agreement, Guaranty may prevent such termination by agreeing in writing to increase the number of shares in the aggregate stock consideration and/or increase the aggregate cash consideration, such that the aggregate merger consideration is equal to $30,456,050. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 104.

The table below demonstrates the effect of varying Guaranty prices on the consideration to be received by Westbound shareholders in the merger, assuming 293,800 Westbound options unexpired, outstanding and unexercised and 2,247,952 issued and outstanding shares of Westbound stock:

Guaranty determination date stock price	Aggregate cash consideration	Aggregate option consideration	Aggregate shareholder cash consideration	Aggregate stock Consideration	Per share stock consideration	Per share cash consideration
$26.71	$6,417,050	$778,784.48	$5,638,265.52	900,000 shares	0.40036 shares	$2.51
$31.43	$6,417,050	$1,269,808.93	$5,147,241.07	900,000 shares	0.40036 shares	$2.29
$36.14	$6,417,050	$1,759,793.09	$4,657,256.91	900,000 shares	0.40036 shares	$2.07

Assuming 293,800 Westbound options unexpired, outstanding and unexercised, 2,247,952 shares of Westbound stock issued and outstanding, and:

•	a Guaranty determination date stock price of $31.43, which is the average of the daily volume-weighted average sales price per share of Guaranty common stock on NASDAQ for the 15 consecutive trading days ending on and including January 26, 2018, the last trading day before public announcement of the merger, the aggregate stock consideration would be 900,000 shares of Guaranty common stock, the aggregate option consideration would be $1,269,808.93 and the aggregate shareholder cash consideration would be $5,147,241.07, resulting in an implied value of the aggregate merger consideration of $34,290,050 based on a closing price of Guaranty common stock on January 26, 2018 of $30.97, and the per share stock consideration would be 0.40036 shares of Guaranty common stock, or a monetary value of $12.40, the per share cash consideration would be $2.29, and the implied value of the per share merger consideration, based on a closing price of Guaranty common stock on January 26, 2018 of $30.97, would be $14.69; or

•	a Guaranty determination date stock price of $[ ], which was the Guaranty determination date stock price ending on and including [ ], 2018, the latest practicable trading day before the printing of this proxy statement/prospectus, the aggregate stock consideration would be 900,000 shares of Guaranty common stock, the aggregate option consideration would be $[ ], and the aggregate shareholder cash consideration would be $[ ], resulting in an implied value of the aggregate merger consideration of $[ ] based on a closing price of Guaranty common stock on [ ], 2018 of $[ ], and the per share stock consideration would be 0.40 shares of Guaranty common stock, the per share cash consideration would be $[ ], and the implied value of the per share merger consideration, based on a closing price of Guaranty common stock on [ ], 2018 of $[ ], would be $[ ].

Escrow Holdback. At the closing of the merger, Guaranty, GBT and Westbound will enter into an escrow agreement pursuant to which up to $2.0 million of the aggregate shareholder cash consideration will be held back by Guaranty for up to three years following the closing. The escrowed funds are intended to provide Guaranty with a source of funds from which it may be reimbursed in the event that GBT suffers or incurs losses on certain loans of Westbound that are subject to the escrow agreement. Guaranty will be reimbursed from the escrowed funds for losses to the extent such losses exceed a specified allowance for loan and lease losses credit (which we refer to as the “ALLL credits”) for any such loan. In addition, the escrow agreement provides that twenty-five percent (25%) of the escrowed funds will serve as a general reserve for any additional losses suffered or incurred by GBT in connection with or related to a subject loan in excess of the portion of the escrowed funds specifically allocated for such subject loan.

During the escrow period, the escrowed funds will be disbursed at each anniversary of the closing date as follows:

•

First Anniversary Disbursements. In the event any losses are incurred, sustained or suffered by GBT in connection with or related to the subject loans prior to the first anniversary of the closing date,

Guaranty shall send a written notice to the escrow agent, within 15 days following the first anniversary of the closing date, specifying in reasonable detail (i) the nature and amount of any losses incurred, sustained or suffered in such period, (ii) any recoveries received by an indemnified party with respect to any such losses, (iii) the amount of escrow funds to be disbursed to Guaranty, if any, to indemnify it for such losses (net of any applicable ALLL credits and recoveries) (collectively, the “first anniversary indemnifiable losses”), (iv) any subject loan that was resolved during such period (each, a “resolved loan”), and (v) the balance of escrowed funds for each resolved loan. Within 15 days following receipt of the written notice described above, the escrow agent shall disburse (i) to Guaranty, the first anniversary indemnifiable losses, and (ii) to the Westbound shareholders, an aggregate amount equal to 75% of the balance of escrowed funds of each resolved loan.

•	Second Anniversary Disbursements. In the event any losses are incurred, sustained or suffered by GBT in connection with or related to the subject loans between the first anniversary and the second anniversary of the closing date, Guaranty shall send a written notice to the escrow agent within 15 days following the second anniversary of the closing date, specifying in reasonable detail (i) the nature and amount of any losses incurred, sustained or suffered by GBT in such period, (ii) any recoveries received by GBT with respect to any such losses, (iii) any recoveries received by GBT with respect to any first anniversary indemnifiable losses previously disbursed to Guaranty, (iv) the amount of escrowed funds to be disbursed to Guaranty, if any, to indemnify it for losses incurred, sustained or suffered by any indemnified party in such period (net of any applicable ALLL credits and recoveries received during such period) (collectively, the “second anniversary indemnifiable losses”), (v) any subject loan that was resolved during such period, and (vi) the balance of escrowed funds for each resolved loan. Within 15 days following receipt of the written notice described above, the escrow agent shall disburse (i) to Guaranty, the second anniversary indemnifiable losses, and (ii) to the Westbound shareholders, an aggregate amount equal to 75% of the balance of escrowed funds of each resolved loan.

•	Third Anniversary Disbursements. In the event any losses are incurred, sustained or suffered by GBT in connection with or related to the subject loans between the second anniversary and the third anniversary of the closing date, Guaranty shall send a written notice to the escrow agent within 15 days following the third anniversary of the losing date, specifying in reasonable detail (i) the nature and amount of any losses incurred, sustained or suffered by any indemnified party in such period, (ii) any recoveries received by GBT with respect to any such losses, (iii) any recoveries received by GBT with respect to any second anniversary indemnifiable losses previously disbursed to Guaranty, and (iv) the amount of escrowed funds to be disbursed to Guaranty, if any, to indemnify it for losses incurred, sustained or suffered by an indemnified party in such period (net of any applicable ALLL credits and recoveries received during such period) (collectively, the “third anniversary indemnifiable losses”). Within 15 days following receipt of the such written notice, the escrow agent shall disburse (i) to Guaranty, the third anniversary indemnifiable losses and (ii) except to the extent any such escrowed funds are subject to a pending claim, to the Westbound shareholders, any remaining escrowed funds being held pursuant to the escrow agreement.

Assuming there are 2,247,952 issued and outstanding shares of Westbound stock immediately prior to the effective time and the aggregate escrow holdback equals $2.0 million, then the per share escrow holdback would be $0.89 per share of Westbound Stock. However, pursuant to the terms of the merger agreement, any loan subject to the escrow agreement that is resolved by Westbound prior to the closing date will be removed from the list of loans subject to the escrow agreement and the total amount of the escrowed funds shall be reduced by the amount of escrowed funds applicable to such resolved loan.

The foregoing description of the escrow agreement is subject to, and qualified in its entirety by reference to, the escrow agreement, a form of which is attached as Exhibit D to the merger agreement (which is attached to this proxy statement/prospectus as Annex A) and is incorporated by reference into this proxy statement/prospectus.

Fractional Shares. Guaranty will not issue any fractional shares of Guaranty common stock in the merger. Westbound shareholders who would otherwise be entitled to a fraction of a share of Guaranty common stock upon the completion of the merger will instead be entitled to receive, in lieu of the fraction of a share, an amount in cash determined by multiplying (i) the Guaranty determination date stock price by (ii) the fraction of a share of Guaranty common stock which such shareholder would otherwise be entitled to receive.

Governing Documents; Directors and Officers; Governance Matters. At the effective time, the articles of association and bylaws of GBT in effect immediately prior to the effective time will be the articles of association and bylaws of the surviving entity after completion of the merger, until thereafter amended in accordance with applicable law. The directors and officers of GBT immediately prior to the effective time shall be the directors and officers of the surviving entity, each to hold office until their respective successors are duly elected or appointed and qualified in the manner provided in the surviving entity’s certificate of formation and bylaws or as otherwise provided by applicable law.

Treatment of Westbound Options

Each Westbound option that is unexpired, outstanding and unexercised immediately prior to the effective time shall be cancelled and converted automatically into the right to receive an amount in cash per option, without interest, determined by multiplying (i) the number of shares of Westbound stock available for purchase pursuant to such option by (ii) the amount by which per option amount exceeds the exercise price per share under such option. The aggregate cash consideration payable to the Westbound shareholders will be reduced by aggregate option consideration. Any Westbound option with an exercise price per share of Westbound stock that is greater than or equal to the per option amount will be cancelled in exchange for no consideration. Each holder of a Westbound option will be required to enter into an option holder termination and release agreement as a condition to receiving cash consideration for such Westbound options.

Treatment of Westbound Benefit Plans

To the extent requested by Guaranty, Westbound has agreed to execute and deliver all instruments and take all action as Guaranty may reasonably require to amend or terminate all Westbound employee benefit plans or contractual arrangements with a third-party professional employer organization to be effective no later than the closing date, except that winding up of any such plan may be completed after the closing date if Westbound has used commercially reasonable best efforts to complete such winding up.

Closing and Effective Time

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “Merger Agreement—Conditions to Complete the Merger” beginning on page 102.

The merger will become effective on the effective date specified in the merger certificate letter issued by the OCC. The closing of the merger will occur at 10:00 a.m., Austin, Texas time, no more than 30 days after all necessary regulatory, corporate and other approvals have been received, and all associated mandatory waiting periods have expired, or on such other date as may be mutually agreeable to Guaranty and Westbound. It currently is anticipated that the completion of the merger will occur in the second quarter of 2018, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither Westbound nor Guaranty can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Westbound stock into the right to receive the merger consideration will occur automatically at the effective time. After completion of the merger, the exchange agent will exchange certificates representing shares of Westbound stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal. As promptly as reasonably practicable, but in no event later than 10 business days after the effective time the exchange agent will mail to each holder of record of Westbound stock as of immediately prior to the effective time a letter of transmittal and instructions on how to surrender shares of Westbound stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Westbound stock has been lost, stolen or destroyed, the exchange agent will issue the per share merger consideration deliverable in respect of Westbound stock represented by such certificate upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Guaranty or the exchange agent, the posting of a bond in an amount as Guaranty or the exchange agent may direct (not to exceed the amount of per share merger consideration relating to the shares of Westbound stock represented by the relevant missing certificate) as indemnity against any claim that may be made against the surviving entity, GBT, or Westbound with respect to such certificate.

After the effective time, there will be no transfers on the share transfer books of Westbound of shares of Westbound stock which were outstanding immediately before such time.

Withholding. Guaranty and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any holder of Westbound stock or Westbound options, or otherwise payable pursuant to the merger agreement, such amounts as Guaranty or the exchange agent, in its reasonable discretion, determines it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the person or entity from whom they were withheld.

Dividends and Distributions. No dividends or other distributions declared with respect to Guaranty common stock will be paid to the holder of any unsurrendered certificates of Westbound stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the shares of Guaranty common stock represented by such certificate.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Guaranty and Westbound, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Guaranty and Westbound rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Guaranty, Westbound or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Guaranty or Westbound. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

The merger agreement contains customary representations and warranties of each of Guaranty and Westbound relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

The merger agreement contains representations and warranties made by Westbound relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and consummation of the transactions contemplated thereby;

•	the absence of conflicts with, or violations of, organizational documents, contracts or other obligations as a result of the merger;

•	financial statements, Westbound call reports and allowance for loan and lease losses;

•	legal proceedings;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger;

•	absence of undisclosed liabilities;

•	title to tangible assets;

•	the absence of certain changes or events;

•	certain contracts, leases and agreements;

•	certain tax matters;

•	insurance matters;

•	proprietary rights matters;

•	loan portfolio and reserve for loan losses;

•	deposit matters;

•	investment securities and commodities;

•	risk management instruments;

•	employee relationship matters;

•	condition of tangible assets;

•	environmental matters;

•	regulatory compliance matters;

•	the absence of certain business practices;

•	books and records;

•	internal controls;

•	the availability of forms of notes, mortgages, deeds of trust and other routine documents;

•	fiduciary responsibilities;

•	guaranties of another person’s or entity’s obligations or liabilities;

•	employee benefit matters;

•	compliance with applicable laws, permits and instruments;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	dissenting shareholder matters;

•	inapplicability of takeover statutes;

•	receipt by the Westbound Board of an opinion from its financial advisor;

•	broker’s fees payable in connection with the merger;

•	the ability to obtain regulatory approvals; and

•	the accuracy of representations and warranties and due diligence materials.

The merger agreement contains representations and warranties made by Guaranty relating to a more limited number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and consummation of the transactions contemplated thereby;

•	the absence of conflicts with, or violations of, organizational documents, contracts or other obligations as a result of the merger;

•	legal proceedings;

•	SEC filings, financial statements, internal controls and accounting matters;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	certain tax matters;

•	compliance with applicable laws, permits and instruments, and regulatory compliance and reports;

•	absence of certain business practices;

•	internal controls;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	broker’s fees payable in connection with the merger;

•	tax treatment of the merger;

•	the ability to pay the aggregate cash consideration;

•	no Guaranty shareholder approval required; and

•	the accuracy of representations and warranties and due diligence materials.

Certain representations and warranties of Guaranty and Westbound are qualified as to “materiality” or “Material Adverse Change.” For purposes of the merger agreement, a “Material Adverse Change” means any material adverse change in the financial condition, assets, properties, liabilities (absolute, accrued, contingent or otherwise), reserves, business or results of operations other than, in each case, any change, circumstance, event or effect relating to (i) any change occurring after the execution date of the merger agreement in any federal or state law, which change affects banking institutions and their holding companies generally, including any change affecting the Deposit Insurance Fund administered by the FDIC, (ii) changes in general economic, legal, regulatory or political conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity and currency exchange rates, (iii) general changes in credit markets or general downgrades in credit markets, (iv) changes in GAAP or regulatory accounting principles that affect financial institutions generally, (v) changes resulting from reasonable expenses (such as customary legal, accounting and investment advisor fees) incurred in connection with the merger agreement, (vi) changes resulting from, acts of terrorism or war, (vii) changes resulting from payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change in control or severance agreements in effect as of the execution date of the merger agreement, (viii) changes resulting from the payment of the special dividend, (ix) changes resulting from the payment of the aggregate option consideration, or (x) changes resulting from actions and omissions of Guaranty, GBT or Westbound taken at the request, or with the prior written consent, of the other party to the merger agreement in contemplation of the transactions contemplated by the merger agreement.

In addition, certain representations and warranties of Guaranty and Westbound, as well as certain covenants (discussed below), are qualified as to the “knowledge” of the respective party. For purposes of the merger agreement, “knowledge” means the knowledge of executive officers of Guaranty or Westbound, as applicable, with respect to a particular matter, that would be reasonably expected to come to the attention of such executive officer in the course of his or her duties with Guaranty or Westbound, as applicable.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. Westbound has agreed that, prior to the effective time, subject to specified exceptions, it will:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices and in the ordinary course of its business;

•	use commercially reasonable efforts to (i) preserve its business organization intact; (ii) retain the services of its present employees, officers, directors and agents; (iii) retain its present customers, depositors, suppliers and correspondent banks; and (iv) preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

•	use commercially reasonable efforts to obtain any approvals or consents required to maintain all existing contracts, leases and documents relating to or affecting its assets, properties and business;

•	maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

•	comply in all material respects with all laws and permits applicable to its properties and operations;

•	timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable;

•	withhold from each payment made to each of its employees the amount of all taxes required to be withheld therefrom and pay the same to the appropriate governmental authority;

•	continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

•	account for all transactions in accordance with GAAP (unless otherwise instructed by regulatory accounting principles, in which instance account for such transaction in accordance with regulatory accounting principles) specifically without limitation paying or accruing for by the closing date all liabilities, obligations, costs, and expenses owed or incurred by Westbound on or before such closing date;

•	perform in all material respects all of its obligations under contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as it may in good faith dispute;

•	maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion;

•	timely file all reports required to be filed with governmental authorities and observe and conform, in all material respects, to all applicable laws, except those being contested in good faith by appropriate proceedings; and

•	conduct its operations in the ordinary course of business.

Additionally, prior to the closing date (or earlier termination of the merger agreement), Westbound may not, without the prior written consent of Guaranty:

•	intentionally take any action that could reasonably be expected to result in a Material Adverse Change to Westbound;

•	take or fail to take any action that could reasonably be expected to cause its representations and warranties made in the merger agreement to be inaccurate in any material respect at the time of the closing of the merger or preclude Westbound from making such representations and warranties at the time of the closing of the merger;

•	declare, set aside or pay or obligate it to pay any dividend or other distribution with respect to its capital except for the special dividend (as described herein);

•	enter into, alter, amend, renew or extend any contract or commitment which would result in an obligation of Westbound to make payments in excess of $50,000, except certain specified transactions and loans and extensions of credit in the ordinary course of business which are subject to other negative covenants below;

•	mortgage, pledge or subject to lien any of its properties, business or assets, tangible or intangible except (i) statutory liens not yet delinquent, (ii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, and (iii) pledges of assets to secure public funds deposits;

•	cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that in effect as of the execution date of the merger agreement;

•	incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the ordinary course of business or in connection with the transactions contemplated by the merger agreement or any of the agreements or documents contemplated thereby;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business;

•	issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the execution date of the merger agreement;

•	amend or otherwise change its organizational documents;

•	sell, transfer, lease to others or otherwise dispose of any material assets or properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business;

•	enter into any agreement or give any promise, assurance or guarantee of the payment, related to the discharge or fulfillment of any undertaking or promise made by any other third person;

•	sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•	except for salary increases in the ordinary course of business or as otherwise contemplated in the merger agreement, payment of certain specified employee bonuses at the closing of the merger which have been fully accrued as an expense and reflected in the calculation of Westbound’s adjusted tangible equity, or benefits under the terms of a Westbound employee benefit plan, make any material change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or pay or agree to or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or enter into any employment or consulting contract (other than as contemplated by the merger agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than amendments required by applicable law or termination of the employee benefit plans contemplated by the merger agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

•	engage in any transaction with any affiliate except in the ordinary course of business;

•	acquire any capital or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies, or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

•	except as contemplated by the merger agreement, terminate, cancel or surrender any contract, lease or other agreement or suffer or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a Material Adverse Change to Westbound;

•	dispose of, enter into any settlement regarding the breach of infringement of permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or proprietary right or materially modify any existing rights with respect thereto;

•	make any capital expenditures in excess of $50,000;

•	hire or employ any new officer or hire or employ any new non-officer employee, other than to replace non-officer employees;

•	make any, or acquiesce in any, change in financial accounting methods, principles or material practices, except as required by GAAP or regulatory accounting principles;

•	pay a rate on deposits at Westbound materially higher than is consistent with the ordinary course of business;

•

make, acquire, modify or renew, or agree to make, acquire, modify or renew any loans or loan participations (whether directly or indirectly through the purchase of loan participations from other lenders, deal paper or otherwise) to any person (including any affiliate, shareholder, member or partner of such person) and any guarantor, surety, spouse, co-maker or co-obligor of such person (each is referred to herein as a “borrower”) that (i) would be a material violation of its policies and procedures in effect as of the date hereof, (ii) would not be in the ordinary course of business or (iii) would exceed

$500,000, individually or in the aggregate, to any borrower, except (A) pursuant to commitments made before the date of the merger agreement that are listed on confidential disclosure schedules to the merger agreement and not covered by items (i) or (ii) of this clause or (B) loans fully secured by a certificate of deposit at Westbound; provided, that in the event that Westbound desires to make or renew any such loan which would exceed $500,000, individually or in the aggregate, to any borrower, it shall so advise Guaranty via e-mail transmission. Guaranty shall notify Westbound via e-mail transmission within two business days of receipt of such notice whether Guaranty consents to such Loan; provided, that if Guaranty fails to notify Westbound within such time frame, Guaranty shall be deemed to have consented to such loan;

•	renew, extend the maturity of, or alter the material terms of any loan except in compliance with Westbound’s existing policies and procedures and consistent with past practices;

•	renew, extend the maturity of, or alter any of the material terms of any loan classified as “OAEM”, “substandard” or “doubtful” other than in the ordinary course of business;

•	sell investment securities or purchase investment securities, other than U.S. Treasuries with a maturity of two years or less;

•	institute, settle or agree to settle, any litigation, action or proceeding before any governmental authority other than in the ordinary course of business; provided that any payments provided for under any such settlement or agreement, contingent or otherwise, shall be accounted for in the calculation of Westbound’s adjusted tangible equity;

•	redeem, purchase or otherwise acquire or obligate it to acquire, directly or indirectly, any of its capital or other securities;

•	(i) make, change or revoke any material tax election, (ii) change any material method of tax accounting, (iii) enter into any closing agreement or settle, compromise or abandon any audit or other proceeding relating to material taxes, or (iv) file any amended material Tax Return;

•	issue a replacement of any certificate representing its securities except upon (i) written notice to Guaranty, (ii) presentation of a properly executed lost certificate affidavit in form reasonably satisfactory to Guaranty and (iii) if required by Guaranty, the delivery of an indemnity or surety bond in the amount of the consideration payable with respect to shares of Westbound stock represented therein; or

•	enter into any agreement or make any commitment whether in writing or otherwise to take any of the types of foregoing action.

Guaranty has agreed that, prior to the effective time, subject to specified exceptions, it will, and will cause GBT to:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices; and

•	use commercially reasonable efforts to preserve its business organization intact, to retain the services of its present employees, officers, directors and agents, to retain its present customers, depositors, suppliers and correspondent banks and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

Additionally, Guaranty will not, nor will it permit any of its subsidiaries to, (i) amend its organizational documents in a manner that would adversely affect Westbound, (ii) take, or knowingly fail to take, any action that would reasonably be expected to prevent the merger from qualifying as a “reorganization” under

Section 368(a) of the Code, (iii) take any action that would adversely affect or delay (A) the ability to obtain the necessary approvals of any governmental authority required for the consummation of the Westbound merger proposal, or (B) its ability to perform its obligations under the merger agreement or to consummate the merger, or (iv) agree or commit to do any of the foregoing.

Regulatory Matters. Guaranty has agreed to, with the cooperation of Westbound, file or cause to be filed applications for all regulatory approvals required to be obtained by Guaranty and GBT in connection with the merger agreement and the transactions contemplated thereby, including the necessary application for the prior approval of the merger by the OCC. Westbound and its advisors have the right to review and comment upon the non-confidential portions of regulatory applications prior to submission, provided that they review and provide comments in a reasonably prompt manner, and Guaranty will consider such comments in good faith. Guaranty will use its commercially reasonably best efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time. Guaranty has agreed to keep Westbound reasonably informed as to the status of such applications and filings, and to promptly furnish Westbound and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. On March 27, 2018, Guaranty received regulatory approval for the merger from the OCC.

Westbound has agreed to prepare and furnish Guaranty with all information concerning Westbound that is required for inclusion in any application, statement or documents to be made or filed by Guaranty with any governmental authority in connection with the transactions contemplated by the merger agreement. Westbound has also agreed to fully cooperate with Guaranty in the filing of any applications, statements and documents necessary to complete the transactions contemplated by the merger agreement. In addition, Westbound has agreed that none of the information supplied by Westbound for inclusion in this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus is a part and any other filings made under applicable federal or Texas banking or securities laws will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Guaranty has agreed that none of the information supplied by Guaranty for inclusion in the registration statement of which this proxy statement/prospectus is a part and any other filings made under applicable federal or Texas banking or securities laws will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Employee Benefit Matters. Guaranty has agreed that the employees of Westbound who continue their employment after the closing date (which we refer to as the “continuing employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Guaranty and GBT, subject to the granting of credit for prior service as described below, in accordance with the respective terms of such plans and programs, and Guaranty will take all actions necessary or appropriate to facilitate coverage of the continuing employees in such plans and programs and the granting of such credit from and after the closing date.

Each continuing employee will be entitled to credit for prior service with Westbound for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (other than for purposes of vesting under stock incentive plans and for benefits accrual purposes under Guaranty’s employee stock ownership plan), sponsored by Guaranty or GBT to the extent permitted by applicable law. To the extent permitted by applicable law, any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each continuing employee and their eligible dependents. Without limiting the foregoing, Guaranty shall extend coverage to continuing employees for health care, dependent care and limited purpose health care flexible spending accounts established under Section 125 of the Code to the same extent as available to similarly situated employees of Guaranty or its subsidiaries to the extent permitted by applicable law. Guaranty shall give effect to any elections made by the continuing employees with respect to such accounts under Westbound’s employee benefit plans to the extent permitted by applicable law. The continuing employees shall be credited with amounts available for reimbursement equal to such amounts as were credited under Westbound’s employee benefit plans to the extent permitted by applicable law. Notwithstanding the foregoing, to the extent that waiving such conditions or crediting such amounts requires the consent of Guaranty’s or GBT’s health insurance carrier, Guaranty shall only be required to use commercially reasonable best efforts to cause such carrier to waive such conditions and credit such amounts. Guaranty shall provide each continuing employee with credit for co-payments and deductibles paid in the plan year in which the closing date occurs in satisfying any applicable deductible or out-of-pocket requirements under the Guaranty plans in which such continuing employee is entitled to participate. For purposes of determining the continuing employee’s benefits for the calendar year in which the merger occurs under Guaranty’s vacation program, any vacation taken by a continuing employee immediately preceding the closing date for the calendar year in which the merger occurs will be deducted from the total Guaranty vacation benefit available to such continuing employee for such calendar year.

Guaranty has agreed that, prior to the closing date, GBT will provide Westbound with a list of Westbound employees who will not be offered employment and a list of Westbound employees who will be provided retention agreements, including the terms and conditions of such retention agreements. Provided that Westbound has properly terminated such employees at or prior to the effective time, Westbound may make severance payments to terminated employees in accordance with Westbound’s existing severance policies in Westbound’s employee benefit plans as of January 29, 2018. However, any such severance payments or retention or “stay put” bonuses paid by Westbound to its employee will be deemed transaction expenses for purposes of calculating Westbound’s adjusted tangible equity.

Director and Officer Indemnification and Insurance. The merger agreement provides that for a period of six years after the effective time, Guaranty and GBT will indemnify, advance expenses to defend and hold harmless each person entitled to indemnification or advancement of expenses from Westbound against all liabilities, costs, expenses, judgment, fines, losses, claims, or damages arising out of or relating to any actions or omissions occurring at or prior to the effective time (including, without limitation, matters related to the negotiation, execution or performance of the merger agreement or consummation of the merger) to the same extent and subject to the conditions set forth in the articles of association and bylaws of Westbound, as in effect as of the execution date of the merger agreement; provided that the indemnified party to whom expenses are advanced provides a signed written undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such indemnified party is not entitled to indemnification under applicable law. If Guaranty or GBT fails promptly to pay the amounts due and, in order to obtain payment, an indemnified party commences a proceeding which results in a judgment against Guaranty or GBT, Guaranty or GBT shall pay the costs and expenses of the indemnified party in connection with such proceeding. If Guaranty, GBT or any of their respective successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Guaranty, GBT, or the respective surviving company shall assume the foregoing indemnification obligations prior to or simultaneously with the consummation of such transaction.

Contemporaneously with the closing of the merger, Westbound will purchase a six-year “tail” policy under Westbound’s existing directors and officers liability insurance policy, on terms approved by Guaranty (such approval not to be unreasonably withheld, conditioned or delayed) for purposes of covering actions occurring before the effective time. The premiums for such coverage will be paid and accrued for by Westbound and will be included (as a deduction) in the calculation of Westbound’s adjusted tangible equity.

Additional Agreements. In addition to the agreements described above, Guaranty and Westbound have agreed in the merger agreement to take certain other actions, including but not limited to:

•	each party has agreed to use commercially reasonable efforts to cause the consummation of the transactions contemplated by the merger agreement in accordance with the terms and conditions of the merger agreement;

•	each party has agreed to have its officers (and GBT’s officers in the case of Guaranty) execute and deliver to Fenimore, Kay, Harrison & Ford, LLP and Hunton & Williams, LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, in connection with such counsel’s deliveries of opinions with respect to the U.S. federal income tax treatment of the merger;

•	each party has agreed to certain confidentiality and non-disclosure obligations with respect to information furnished to such party by the other party or its representatives;

•	Westbound has agreed to, at least three business days before the closing of the merger, provide Guaranty with supplemental confidential disclosure schedules to the merger agreement reflecting any material changes between January 29, 2018 and the closing date;

•	Westbound has agreed, to the extent permitted by applicable law and subject to certain specified exceptions, to afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of Guaranty full access during regular business hours to all of the books, contracts, commitments, personnel and records of Westbound, and furnish to Guaranty all such information concerning Westbound as Guaranty may reasonably request so that Guaranty may make such reasonable investigation as it desires;

•	Westbound has agreed to deliver or make available to Guaranty all unaudited monthly financial statements prepared for the internal use of management of Westbound and all Reports of Condition and Income for Westbound filed with any governmental authority after the date of the merger agreement;

•	Westbound has agreed, subject to certain specified exceptions, to provide Guaranty with copies of the minutes of all regular and special meetings of the Westbound Board, and of any committee thereof, held on or after the date of the merger agreement, as soon as available, but in any event within ten (10) business days after the date of any such meeting;

•	Westbound has agreed to promptly notify Guaranty in writing (i) if Westbound becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information provided by Westbound to Guaranty, any schedule to the merger agreement or any representation or warranty made by Westbound in the merger agreement or that results in Westbound’s failure to comply with any covenant, condition or agreement contained in the merger agreement, (ii) of any litigation, or of any claim, controversy or contingent liability that is reasonably expected to become the subject of litigation, against Westbound or affecting any of its properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change to Westbound, and of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the best knowledge of Westbound, threatened against Westbound that (A) questions or could reasonably be expected to question the validity of the merger agreement or the agreements contemplated thereby, or any actions taken or to be taken by Westbound pursuant thereto or (B) seeks to enjoin or otherwise restrain the transactions contemplated thereby or by the merger agreement, and (iii) if any change shall have occurred or, to the best knowledge of Westbound, been threatened (or any development shall have occurred or, to the best knowledge of Westbound, been threatened involving a prospective change) in the business, financial condition or operations of Westbound that has resulted in or would reasonably be expected to result in a Material Adverse Change to Westbound;

•	Westbound has agreed to use commercially reasonable efforts to obtain all consents and approvals from the nongovernmental third parties identified on the confidential disclosure schedules to the merger agreement and to cooperate in all commercially reasonable respects with Guaranty to obtain all such approvals and consents required of Guaranty;

•	Westbound has agreed that Guaranty has the right to inspect any property of Westbound, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other environmental surveys and analyses including soil and ground sampling, and to conduct such further investigations as a result of such initial environmental inspections, subject to Guaranty’s compliance with notice and other requirements in connection with such inspections as described in the merger agreement;

•	Westbound has agreed to obtain from each of the directors and executive officers of Westbound a written release executed by such director or executive officer and dated the closing date, releasing Westbound from claims arising before the effective time;

•	Westbound has agreed to, if requested in writing by Guaranty, consistent with GAAP, regulatory accounting principles and applicable banking laws, immediately before the closing of the merger, make such accounting entries as Guaranty may reasonably request in order to conform the accounting records of Westbound to the accounting policies and practices of Guaranty;

•	Westbound has agreed to take all actions necessary to terminate each contract reasonably requested by Guaranty, prior to the closing date, provided that any and all costs, fees, expenses, contract payments, penalties or liquidated damages paid by Westbound in connection with the termination of any such contract will be deemed transaction expenses for purposes of calculating Westbound’s adjusted tangible equity;

•	Westbound has agreed to maintain its allowance for loan and lease losses at the greater of (i) a level consistent with its historical methodology and in material compliance with GAAP and regulatory accounting principles (as applicable) and the Interagency Policy Statement on the Allowance for Loan and Lease Losses or (ii) one and twenty-three hundredths percent (1.23%) of all outstanding loans of Westbound, provided, that any specific reserves for the loans set forth on the confidential disclosure schedules to the merger agreement (which shall be subject to the escrow agreement as described in the section entitled, “The Merger Agreement—Structure of the Merger—Escrow Holdback”, beginning on page 85) shall be excluded from the calculation of Westbound’s allowance for loan and lease losses for purposes of clause (i) of this sentence, and if the allowance for loan and lease losses is less than such minimum amount on the applicable calculation date, Westbound has agreed to make a provision for loan loss in an amount necessary to increase the allowance for loan and lease losses to an amount equal to such minimum amount. Such amounts will be paid and accrued for by Westbound and will be included (as a deduction) in the calculation of Westbound’s adjusted tangible equity;

•	Westbound has agreed that (i) all transfer, documentary, sales, use, stamp, registration and other such taxes and all conveyance fees, recording charges and other fees and charges incurred by Westbound or its affiliates in connection with the consummation of the transactions contemplated by the merger agreement, if any, will be paid 50% by Westbound when due, and if Westbound is responsible under applicable law, Westbound will file all necessary tax returns and other documentation with respect to all such taxes, fees and charges, and, if Guaranty is responsible for such filing under applicable law, Westbound will, and will cause its affiliates to, join in the execution of any such tax returns and other documentation, (ii) Westbound will comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3, (iii) Westbound will use its commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any tax that could be imposed as a direct result of the transactions contemplated by the merger agreement, (iv) Westbound will not take any action or omit to take any action that would prevent or impede the merger from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d) and (v) in the event of any audit of Westbound’s federal or state tax returns prior to the consummation of the merger, Westbound will cooperate with Guaranty regarding any such audit and will not settle the same without the consent of Guaranty, which consent will not be unreasonably withheld;

•	Westbound has agreed to, prior to the closing date, use its reasonable best efforts to obtain all consents as may be required to effect the treatment of the Westbound options as described above and to cancel Westbound options outstanding as of the effective time and obtain the necessary acknowledgement and release agreements;

•	Guaranty has agreed to promptly notify Westbound in writing (i) if Guaranty becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule to the merger agreement or any representation or warranty made by Guaranty in the merger agreement or that results in Guaranty’s failure to comply with any covenant, condition or agreement contained in the merger agreement, (ii) of any litigation, or of any claim, controversy or contingent liability that is reasonably expected to become the subject of litigation, against Guaranty or GBT or affecting any of their properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change to Guaranty, and of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the knowledge of Guaranty, threatened against Guaranty or GBT that (A) questions or could reasonably be expected to question the validity of the merger agreement or the agreements contemplated thereby, or any actions taken or to be taken by Guaranty with respect thereto or to the merger agreement or (B) seeks to enjoin or otherwise restrain the transactions contemplated thereby or by the merger agreement, and (iii) if any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, financial condition or operations of Guaranty and/or GBT that has or may reasonably be expected to have a Material Adverse Change with respect to Guaranty or GBT or lead to a failure to obtain necessary regulatory approval of the transactions contemplated by the merger agreement;

•	Guaranty has agreed, in addition to actions related to preparing and filing this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part, to use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by the merger agreement;

•	Guaranty has agreed that neither it nor any of its subsidiaries will (i) amend the certificate of formation or bylaws of Guaranty in a manner that would adversely affect Westbound, (ii) take, or knowingly fail to take, any action that would reasonably be expected to prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code, (iii) take any action that would adversely affect or delay (A) the ability to obtain the necessary approvals of any governmental authority required for the consummation of the transactions contemplated hereby, or (B) its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated hereby, or (iv) agree or commit to do any of the foregoing;

•	Guaranty has agreed to advise Westbound of the issuance of any stop order or the suspension of the qualification of shares of Guaranty common stock for offering or sale in any jurisdiction, or in the initiation or, to the extent Guaranty is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the registration statement of which this proxy statement/prospectus is a part or for additional information, and to promptly provide Westbound copies of all correspondence between Guaranty or any of its representatives, on the one hand, and the SEC, on the other hand;

•	Guaranty has agreed to, as promptly as practicable, file all documents, take all actions reasonable necessary and otherwise use its commercially reasonable best efforts to list, before the closing date, on NASDAQ the shares of Guaranty common stock to be issued to Westbound shareholders in connection with the merger;

•

Guaranty has agreed that the shares of Guaranty common stock to be issued by Guaranty to Westbound’s shareholders pursuant to the merger agreement will, on the issuance and delivery to such shareholders pursuant to the merger agreement, be duly authorized, validly issued, fully paid and nonassessable, such shares are and will be free of any preemptive rights of Guaranty shareholders or any other person, and such shares will be freely tradeable by each Westbound shareholder who is not a dealer for purposes of the Securities Act, except for shares issued to any Westbound shareholder who may be deemed to be an “affiliate” of Guaranty under the Exchange Act after completion of the merger; and

•	Guaranty has agreed that (i) all transfer, documentary, sales, use, stamp, registration and other such taxes and all conveyance fees, recording charges and other fees and charges incurred by Guaranty or its affiliates in connection with the consummation of the transactions contemplated by the merger agreement, if any, will be paid 50% by Guaranty when due, and if Guaranty is responsible under applicable law, Guaranty will file all necessary tax returns and other documentation with respect to all such taxes, fees and charges, and, if Westbound is responsible for such filing under applicable law, Guaranty will, and will cause its affiliates to, join in the execution of any such tax returns and other documentation, (ii) after the effective time, Guaranty may settle any audit of Westbound commencing prior to the effective time in any matter that it determines is appropriate and will pay all amounts due with respect to such settlement, (iii) Guaranty will comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3, (iv) Guaranty will use its commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any tax that could be imposed as a direct result of the transactions contemplated under the merger agreement, and (v) following the merger, Guaranty will not take any action or omit to take any action, including any action or omission after the effective time, that would prevent or impede the merger from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a reorganization as provided in Treasury Regulation Section 1.368-1(d).

Shareholder Meeting and Recommendation of Westbound’s Board of Directors

Westbound has agreed to hold a meeting of its shareholders for the purpose of voting upon the approval of the Westbound merger proposal as soon as practicable after the registration statement of which this proxy statement/prospectus is a part is declared effective, but no later than 50 days following the registration statement becoming effective. The Westbound Board has agreed to (i) present for consideration of Westbound shareholders a proposal to approve the Westbound merger proposal, (ii) cause proper notice of the Westbound special meeting to be given to Westbound shareholders in compliance with applicable law, (iii) distribute to Westbound shareholders this proxy statement/prospectus, (iv) subject to the exception described below, recommend that Westbound’s shareholders approve the Westbound merger proposal, and (v) perform such other acts as may be reasonably necessary to ensure that the requisite shareholder vote is obtained.

However, the Westbound Board may change, withdraw or fail to make its recommendation to Westbound shareholders (each, a “change of recommendation”) if and only to the extent that (i) Westbound and each of Westbound’s representatives (to the extent applicable) has complied in all respects with its non-solicitation obligations under the merger agreement, (ii) the Westbound Board, after consultation with its outside counsel, has determined in good faith that failure to make a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and (iii) if the Westbound Board intends to make a change in recommendation with respect to an acquisition proposal, (A) the Westbound Board has concluded in good faith, after giving effect to any adjustments that are offered in writing by Guaranty as described in subclause (C) below, that such acquisition proposal constitutes a Superior Proposal (as defined in the merger agreement), (B) Westbound has notified Guaranty, at least four business days in advance, of its intention to make a change in recommendation in response to such Superior Proposal (including the identity of the party making such acquisition proposal) and furnished to Guaranty a written description of the material terms of the Superior Proposal and copies of such other material documents that Westbound is not required to keep confidential, and (C) before making such a change in recommendation, Westbound, and its financial and legal advisors, during the period after Westbound’s delivery of the notice referred to in subclause (B) above, negotiated with Guaranty in good faith (to the extent Guaranty desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such acquisition proposal ceases to constitute a Superior Proposal.

Agreement Not to Solicit Other Offers

Westbound has agreed that it will not, and will cause its employees, directors and officers not to, and will instruct its financial advisors and agents not to, (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such person of the existence of these non-solicitation obligations) regarding an acquisition proposal, whether by acquisition, business combination, purchase of securities or assets or otherwise; (ii) disclose to any third party any information concerning the business, properties, books or records of Westbound in connection with any acquisition proposal, other than as compelled by law; or (iii) cooperate with any third party to make any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Guaranty) involving Westbound contemplating or otherwise relating to any of the following: (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (A) in which Westbound is a constituent corporation, (B) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the bank or (C) in which Westbound issues or sells securities representing more than 25% of the outstanding securities of any class of voting securities of Westbound; or (ii) any sale (other than sales in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets or properties that constitute or account for 25% or more of the consolidated net revenues, net income, assets or properties of Westbound. Westbound has agreed to, promptly upon receipt of any unsolicited offer, communicate to Guaranty the terms of any proposal or request for information and the identity of the parties involved.

However, in the event Westbound receives an unsolicited bona fide written acquisition proposal prior to the approval of the Westbound merger proposal by the shareholders of Westbound by the requisite shareholder vote, Westbound and its representatives may engage in negotiations and discussions with, and furnish any information and other access (so long as all such information and access has previously been made available to Guaranty or is made available to Guaranty before or concurrently with the time such information or access is made available to such person) to, any person making such acquisition proposal if, and only if, the Westbound Board determines in good faith, after consultation with outside legal and financial advisors, that (i) such acquisition proposal is or is reasonably capable of becoming a Superior Proposal (as defined in the merger agreement) and (ii) the failure of the Westbound Board to furnish such information or access or enter into such discussions or negotiations would reasonably expected to be, a violation of its fiduciary duties to Westbound shareholders; but before furnishing any material nonpublic information, Westbound shall have received from the person making such acquisition proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the confidentiality agreement between Guaranty and Westbound, which confidentiality agreement shall not prohibit Westbound from complying with its non-solicitation obligations.

In addition, Westbound has agreed to promptly, within 48 hours of receipt of the unsolicited, bona fide acquisition proposal, (i) notify Guaranty in writing of the receipt of such acquisition proposal or any request for nonpublic information relating to Westbound or for access to the properties, books or records of Westbound by any person that has made, or to the best knowledge of Westbound may be considering making, an acquisition proposal and (ii) communicate the material terms of such acquisition proposal to Guaranty. Westbound will keep Guaranty reasonably apprised of the status of and other material matters relating to any such acquisition proposal, including any material modification or amendment to the terms thereof, on a reasonably timely basis.

In the event Westbound determines to terminate the merger agreement and pursue a transactions with a third party after complying with the procedures detailed above, Westbound may be required to pay a termination fee to Guaranty. See the sections entitled “Termination of the Agreement” and “Termination Fee” beginning on pages 104 and 106, respectively.

Conditions to Complete the Merger

Guaranty’s and Westbound’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the other party’s representations and warranties contained in the merger agreement being true and correct in all material respects (except for those representations and warranties which are qualified by materiality standard, which shall be true and correct in all respects) as of the date of the merger agreement and as of the closing date (other than those limited to a specified date, which shall speak only as to such date);

•	the performance or compliance in all material respects by each party with all agreements, terms, covenants and conditions required by the merger agreement to be performed or complied with by such party at or before the closing of the merger;

•	receipt of all documents and certificates required to be delivered by the other party in form and substance satisfactory to the receiving party;

•	the approval of the Westbound merger proposal by holders of Westbound stock;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the Guaranty common stock to be issued upon the consummation of the merger, the absence of any stop order or proceedings to suspend the effectiveness of the registration statement, and the receipt of all necessary approvals under state securities laws relating to the issuance or trading of the shares of Guaranty common stock to be issued in the merger;

•	the authorization for listing on NASDAQ of the shares of Guaranty common stock to be issued to Westbound shareholders in the merger and the absence of any withdrawal or revocation of such approval;

•	the absence of any Material Adverse Change with respect to the other party since December 31, 2017; and

•	receipt by each party of an opinion of such party’s legal counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the effective time, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Westbound’s obligations to complete the merger are also subject to the satisfaction or waiver of the following conditions:

•	the receipt by Westbound of all consents and approvals from non-governmental third parties identified on the confidential disclosure schedules to the merger agreement and the expiration of all necessary waiting periods;

•	no action having been taken, and no statute, rule, regulation or order having been promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated thereby by any governmental authority, including by means of the entry of a preliminary or permanent injunction, that would (i) make the merger agreement or any other agreement contemplated thereby or by the merger agreement, or the transactions contemplated thereby or by the merger agreement, illegal, invalid or unenforceable, (ii) impose material limits on the ability of any party to the merger agreement to consummate the merger agreement or any other agreement contemplated by the merger agreement, or the transactions contemplated thereby or by the merger agreement, or (iii) upon the consummation of the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby or by the merger agreement, subject or could reasonably be expected to subject Westbound, or any of its officers, directors, shareholders or employees, to criminal or civil liability, and the absence of any threatened, instituted or pending action or proceeding by or before any governmental authority or by any other person that could reasonably be expected to result in any of the consequences referred to in clauses (i) through (iii) above; and

•	Guaranty having delivered, or caused to be delivered, to the exchange agent, the aggregate merger consideration, and Westbound having received evidence of the same from Guaranty.

In addition, Guaranty’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the receipt by Guaranty of approvals and consents as may be required by applicable law from all applicable governmental authorities, including the OCC in connection with the merger agreement and any other agreement contemplated thereby, and with the consummation of the transactions contemplated thereby and by the merger agreement, and the expiration of all applicable waiting periods, and such approvals and consents not having imposed, in the reasonable good faith judgment of Guaranty, any material adverse requirement upon Guaranty or its subsidiaries;

•	no action having been taken, and no statute, rule, regulation or order having been promulgated, enacted, entered, enforced or deemed applicable to the merger agreement, or the transactions contemplated thereby or by the merger agreement by any governmental authority, including by means of the entry of a preliminary or permanent injunction, that would (i) make the merger agreement or any other agreement contemplated thereby or by the merger agreement, or the transactions contemplated thereby or by the merger agreement, illegal, invalid or unenforceable, (ii) require the divestiture of a material portion of the assets of Westbound or Guaranty, (iii) impose material limits on the ability of any party to the merger agreement to consummate the merger agreement or any other agreement contemplated by the merger agreement, or the transactions contemplated thereby or by the merger agreement, (iv) otherwise result in a Material Adverse Change to GBT or Guaranty, or (v) upon the consummation of the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby or by the merger agreement, subject or would reasonably be expected to subject Guaranty or any of its subsidiaries, or any officer, directors, shareholder or employee of Guaranty or any of its subsidiaries, to criminal or civil liability, and the absence of any threatened, instituted or pending action or proceeding by or before any governmental authority or by any other person that would reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) above;

•	Westbound’s adjusted tangible equity being no less than $16,500,000;

•	the allowance for loan and lease losses of Westbound being at least the greater of (i) at a level consistent with its historical methodology and in material compliance with GAAP and regulatory accounting principles (as applicable) and the Interagency Policy Statement on the Allowance for Loan and Lease Losses or (ii) 1.23% of all outstanding loans of Westbound as of the closing date; provided that any specific reserves set forth on Westbound’s confidential disclosure schedules to the merger agreement shall be excluded from the calculation of Westbound’s allowance for loan and lease losses for making the foregoing calculation;

•	the exercise of dissenters’ rights by the holders of not more than 5.0% of the issued and outstanding shares of Westbound stock;

•	the voting agreements remaining in full force and effect as of the closing date;

•	each of the Westbound director support agreements remaining in full force and effect as of the closing date;

•	each of the employment agreements remaining in full force and effect as of the closing date;

•	each of the non-solicitation agreements having been executed and remaining in full force and effect as of the closing date;

•	the escrow agreement shall having been executed and remaining in full force and effect as of the closing date;

•	each director of Westbound having entered into an agreement releasing Westbound from any and all claims by such director, and such releases remaining in full force and effect as of the closing date;

•	certain officers of Westbound having entered into an agreement releasing Westbound from any and all claims by such officer, and such releases remaining in full force and effect as of the closing date;

•	delivery by Westbound to Guaranty of evidence, in form and substance reasonably satisfactory to Guaranty, that each of the terminated contracts as set forth in the confidential disclosure schedules to the merger agreement has been terminated by Westbound prior to the closing date;

•	delivery by Westbound to Guaranty of a duly executed certificate, in form and substance as prescribed by Treasury regulations promulgated under Section 1445 of the Code, of a notice to the IRS conforming to the requirements of Treasury Regulations Sections 1.445-2(c)(3) and 1.897-2(h) stating that Westbound is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c)(1) of the Code; and

•	each holder of Westbound options entering into an option holder termination and release agreement and such agreements having not been terminated and remaining in full force and effect as of the closing date.

Neither Westbound nor Guaranty can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the effective time in the following circumstances, whether before or after approval of the Westbound merger proposal by Westbound shareholders:

•	by mutual written consent of Guaranty and Westbound, if the Guaranty Board and the Westbound Board each determine by a vote of a majority of the members of the entire board;

•	by the Guaranty Board or Westbound Board, if any governmental authority that must grant a requisite regulatory approval has denied approval of or the merger or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements set forth in the merger agreement;

•	by the Guaranty Board or Westbound Board (provided, that the terminating party is not in material breach of any representation, warranty, covenant or other agreement in the merger agreement) if the merger has not been completed on or before September 30, 2018; provided, however, that if the merger has not been consummated on or before such date because approval to consummate the transactions contemplated by the merger agreement has not been received from a governmental authority, then such date may be extended by either party without the consent of the other parties to the merger agreement for a period not to exceed 31 days; provided further, that such termination date or extension thereof may also be extended to such later date as agreed upon by the parties to the merger agreement; and provided further, that the right to terminate the merger agreement described in this paragraph will not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the closing of the merger to occur on or before such date;

•	by the Guaranty Board or Westbound Board (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•	by Guaranty, in connection with Guaranty’s right to conduct environmental inspections and secondary investigations as described in the merger agreement, if, with respect to Westbound’s properties only, (i) the factual substance of any warranty or representation by Westbound with respect to environmental compliance in the merger agreement is not materially true and accurate, (ii) the results of an environmental inspection or secondary investigation are disapproved by Guaranty because such inspection or investigation identifies material violations or potential material violations of environmental laws, (iii) Westbound has refused to allow Guaranty to conduct an environmental inspection or secondary investigation in a manner that Guaranty reasonably considers necessary, (iv) the environmental inspection or secondary investigation identifies any past or present event, condition or circumstance that would or potentially would reasonably be expected to result in a Material Adverse Change to Westbound, (v) the environmental inspection or secondary investigation identifies the presence of any underground or above ground storage tank in, on or under any property that is not shown to be in material compliance with all environmental laws applicable to the tank either at January 29, 2018 or at a future time certain, or that has had a release of petroleum or some other hazardous material that has not been cleaned up to the satisfaction of the relevant governmental authority or any other party with a legal right to compel cleanup, which if Westbound were to take cleanup or remedial action to correct same, would result in a Material Adverse Change; or (vi) the environmental inspection or secondary investigation identifies the presence of any asbestos-containing material in, on or under any property, the removal of which would reasonably be expected to result in a Material Adverse Change to Westbound;

•	by Guaranty, if the Westbound Board (i) changes, withdraws or fails to make a recommendation in this proxy statement/prospectus that the shareholders of Westbound approve the Westbound merger proposal, or withdraws, modifies or qualifies such recommendation in a manner adverse to Guaranty, or resolves to do so, or, (ii) recommends or endorses a Superior Proposal, or (iii) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they approve the Westbound merger proposal, in any material respect;

•	by Guaranty, if Westbound has failed to obtain the approval by holders of Westbound stock of the merger agreement and the transactions contemplated thereby at the duly convened the Westbound special meeting or any adjournment or postponement thereof at which a vote on the approval of the Westbound merger proposal was taken;

•	by Westbound, if prior to the approval of the Westbound merger proposal by Westbound’s shareholders by the necessary shareholder vote, Westbound has effected a change of recommendation with respect to a Superior Proposal (as defined in the merger agreement) and has complied in all material respects with certain obligations, including with respect to the non-solicitation of acquisition proposals; or

•	by Westbound, if (i) the Guaranty determination date stock price is less than $25.14; and (ii) (A) the ratio of the Guaranty determination date stock price to $31.43 is less than (B) the ratio of the average of the daily closing value of the financial institutions included in the Index during the same time period used to calculate the Guaranty determination date stock price, to the average closing value of the Index on the trading day immediately prior to the date of the merger agreement, after subtracting 0.15 from the ratio in clause (B); provided, however, that any written notice to terminate the merger agreement based on the foregoing will have no force and effect if Guaranty agrees in writing within five business days of receipt of such notice to increase (i) the number of shares in the aggregate stock consideration from 900,000 and/or (ii) the aggregate cash consideration, such that the aggregate merger consideration is equal to $30,456,050 (valuing the aggregate stock consideration based on the Guaranty determination date stock price).

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the effect of termination of the merger agreement, the confidential treatment of information and miscellaneous provisions in Article XI of the merger agreement, and (ii) each of Guaranty and Westbound will remain liable for any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement.

Termination Fee

Westbound will pay Guaranty a termination fee equal to $1,515,000 (which we refer to as the “termination fee”) if the merger agreement is terminated in the following circumstances:

•	In the event the merger agreement is terminated by Guaranty because the merger has not been completed prior to the termination date, if, at the time of termination (i) the Westbound special meeting has not occurred, (ii) there has been an acquisition proposal communicated to the Westbound Board at any time prior to the termination of the merger agreement, and (iii) within 12 months after the date of such termination, Westbound enters into a definitive agreement with the party or parties that made such acquisition proposal, then Westbound will, on the date it enters into the definitive agreement with respect to such acquisition proposal, pay Guaranty, by wire transfer of same day funds, the termination fee.

•	In the event that the merger agreement is terminated by Guaranty based on the Westbound Board having (i) changed, withdrawn or failed to make a recommendation in this proxy statement/prospectus that the shareholders of Westbound approve the Westbound merger proposal, or withdrawn, modified or qualified such recommendation in a manner adverse to Guaranty, or resolved to do so, (ii) recommended or endorsed a Superior Proposal, or (iii) breached certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they approve the Westbound merger proposal, in any material respect, then Westbound will pay Guaranty, by wire transfer of same day funds, the termination fee on the date of termination.

•	In the event that the merger agreement is terminated by Guaranty based on Westbound having failed to obtain the requisite approval of the holders of Westbound stock at a duly convened special meeting or any adjournment or postponement thereof at which a vote on the approval of the Westbound merger proposal was taken, and if at the time of the failure of Westbound shareholders to approve the Westbound merger proposal there exists an acquisition proposal that has not been withdrawn and that has been publicly announced or communicated to Westbound shareholders, and, within 12 months after the date of such termination, Westbound enters into a definitive agreement with respect to such acquisition proposal, then Westbound will pay Guaranty, by wire transfer of same day funds, the termination fee on the date that Westbound enters into such a definitive agreement.

•	In the event that the merger agreement is terminated by Westbound because, prior to the approval of the Westbound merger proposal by Westbound shareholders by the requisite shareholder vote, Westbound has received a Superior Proposal (as defined in the merger agreement) and has complied with its obligations under the merger agreement with respect to such Superior Proposal, then Westbound will pay Guaranty, by wire transfer of same day funds, the termination fee on the date of termination.

Expenses and Fees

Except as specifically provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and all agreements and documents contemplated thereby, and the consummation of the transactions contemplated thereby and by the merger agreement, will be paid by the party incurring such costs or expenses.

Governing Law & Venue, Waiver of Jury Trial

The merger agreement is governed by, and interpreted in accordance with, the laws of the State of Texas. Venue for any dispute arising out of the merger agreement lies exclusively in any court of competent jurisdiction in Titus County, Texas. The parties have irrevocably and unconditionally waived all right to a trial by jury with respect to any litigation arising out of or relating to the merger agreement or the transactions contemplated thereby.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Westbound merger proposal by Westbound shareholders, except that after approval of the Westbound merger proposal by Westbound shareholders, there may not be, without further approval of Westbound shareholders, any amendment of the merger agreement that decreases the consideration paid for the shares of Westbound stock that materially and adversely affects the rights of Westbound shareholders under the merger agreement. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

At any time before the closing date, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement. Any agreement on the part of a party to the merger agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party in the manner provided above.

Westbound Director Support Agreements and Westbound Voting Agreement

The Westbound Director Support Agreements. In connection with entering into the merger agreement, each of the directors of Westbound has entered into a director support agreement with Guaranty pursuant to which they agree to use their reasonable efforts to refrain from harming the goodwill of Westbound and its customer and client relationships. By entering such director support agreements, each director also agreed to certain additional restrictive covenants, including certain confidentiality, noncompetition and non-solicitation obligations following the closing date.

The foregoing description of Westbound director support agreements is subject to, and qualified in its entirety by reference to, Westbound director support agreements, a form of which is attached as Exhibit B to the merger agreement (which is attached to this proxy statement/prospectus as Annex A) and is incorporated by reference into this proxy statement/prospectus.

The Westbound Voting Agreements. In connection with entering into the merger agreement, Guaranty entered into voting agreements with Westbound and certain executive officers and each director of Westbound, solely in their capacity as shareholders of Westbound. The shareholders who are party to such voting agreements beneficially own in the aggregate 628,493 shares of Westbound common stock, or approximately 31.9% of the outstanding shares of Westbound common stock, and 42,063 shares of Westbound preferred stock, or approximately 15.1% of the outstanding shares of Westbound preferred stock. The voting agreements require, among other things, that the shareholders party thereto vote all of their shares of Westbound stock in favor of the approval of the Westbound merger proposal and against any acquisition proposal, subject to certain specified exceptions, and generally prohibits them from transferring their shares of Westbound stock prior to the termination of the Westbound voting agreements. The Westbound voting agreements will terminate upon the earlier of the termination of the merger agreement in accordance with its terms or the consummation of the merger.

The foregoing description of Westbound voting agreements is subject to, and qualified in its entirety by reference to, the Westbound voting agreements, a form of which is attached as Exhibit A to the merger agreement (which is attached to this proxy statement/prospectus as Annex A) and is incorporated by reference into this proxy statement/prospectus.

ACCOUNTING TREATMENT

The accounting principles applicable to the merger as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (i) identifying the acquirer; (ii) determining the acquisition date; (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (iv) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for the merger is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Guaranty (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion constitutes the opinion of Fenimore, Kay, Harrison & Ford, LLP and Hunton & Williams, LLP, subject to the assumptions and qualifications set forth below and in the tax opinions of each, which have been filed as Exhibits 8.1 and 8.2, respectively, to this registration statement to which this joint proxy statement/prospectus is a part, as to material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Westbound stock that exchange their shares of Westbound stock for the merger consideration. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of Westbound stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). We have assumed that no holder of Westbound preferred stock is receiving consideration in the merger on account of accrued but unpaid dividends.

Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations and entities, including pension plans, individual retirement accounts and employee stock ownership plans, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, holders whose functional currency is not the U.S. dollar, holders who hold shares of Westbound stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of Westbound stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Westbound stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust was in existence on August 20, 1996 and has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Westbound stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Westbound stock, and any partners in such partnership, is urged to consult their tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. We urge you to consult with your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of possible changes in those laws after the date of this proxy statement.

Summary of Tax Consequences of the Merger

The closing of the merger is conditioned upon the receipt by Guaranty of an opinion from Fenimore, Kay, Harrison & Ford, LLP, counsel to Guaranty, and the receipt by Westbound of an opinion from Hunton & Williams, LLP, counsel to Westbound, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Guaranty nor Westbound currently intends to waive this opinion condition to its obligation to consummate the merger. If either Guaranty or Westbound waives this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Westbound shareholders have materially changed, Guaranty and Westbound will recirculate appropriate soliciting materials to resolicit the votes of Westbound shareholders. The opinions will be based on representation letters provided by Guaranty and Westbound and on customary factual assumptions. The opinion described above will not be binding on the IRS or any court. Guaranty and Westbound have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Subject to the conditions and limitations of the preceding section, it is the opinion of each of Fenimore, Kay, Harrison & Ford LLP and Hunton & Williams, LLP that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, when a holder of Westbound stock receives a combination of Guaranty common stock and cash (other than cash received instead of fractional shares of Guaranty common stock) in the merger, (1) you will not recognize any loss upon surrendering your Westbound stock, and (2) you will recognize gain upon surrendering your Westbound stock equal to the lesser of (a) the excess, if any, of (i) the sum of the amount of cash consideration that you receive plus the fair market value (determined as of the effective time) of the Guaranty common stock that you receive over (ii) your aggregate adjusted tax basis in the shares of Westbound stock that you surrender, and (b) the amount of cash consideration that you receive.

The aggregate tax basis of the Guaranty common stock that you receive in the merger, including any fractional shares deemed received and redeemed for cash as described below, will equal your aggregate adjusted tax basis in the shares of Westbound stock that you surrender in the merger, decreased by the amount of any cash consideration (other than cash received instead of fractional shares of Guaranty common stock) received and increased by the amount of any gain recognized or any amount treated as a dividend, as described below (but excluding any gain resulting from the deemed receipt and redemption of fractional shares). Your holding period for the shares of Guaranty common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period for the shares of Westbound stock that you surrendered in the merger in exchange therefor. If you acquired different blocks of Westbound stock at different times or at different prices, any gain or loss is calculated separately for each identifiable block of shares of Westbound stock surrendered in the merger, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. The basis and holding period of each block of Guaranty common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Westbound stock exchanged for such block of Guaranty common stock. Holders are urged to consult their tax advisors regarding the manner in which cash and shares of Guaranty common stock should be allocated among different blocks of their Westbound stock surrendered in the merger.

Potential Treatment of Cash Consideration as a Dividend. Any gain described in the paragraph above will be capital gain unless your receipt of cash consideration has the effect of a distribution of a dividend, in which case the gain will be treated as a dividend to the extent of your ratable share of Westbound’s accumulated earnings and profits, as calculated for U.S. federal income tax purposes. To the extent a distribution exceeds your ratable share of Westbound’s accumulated earnings and profits, the distribution will be first applied against the adjusted tax basis in your stock and thereafter as gain from the sale or exchange of property. For purposes of determining whether your receipt of cash consideration has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Westbound stock solely in exchange for Guaranty common stock (instead of the combination of stock consideration and cash consideration actually received in the merger) and then Guaranty immediately redeemed a portion of that stock for the cash consideration that you actually received in the merger, which is referred to herein as the deemed redemption.

Receipt of cash will generally be treated as capital gain and will not have the effect of a dividend to you if such receipt is “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. The deemed redemption will generally be “substantially disproportionate” with respect to a shareholder if the percentage of the outstanding voting Westbound stock that a shareholder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding voting Westbound stock that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Guaranty following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of Guaranty that you are considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Guaranty that you own immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if your holding period for your Westbound stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in a distribution of a dividend, such dividend will be treated as either an ordinary dividend, taxable at ordinary income rates, or a qualified dividend, taxable at capital gain rates. Generally, any dividend you receive in connection with the merger will be a qualified dividend, provided you held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the effective time. The determination as to whether you will recognize a capital gain or dividend income as a result of your exchange of Westbound stock for a combination of Guaranty common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, we urge you to consult your own tax advisor with respect to any such determination that is applicable to your individual situation.

Cash Instead of Fractional Shares

If you receive cash instead of a fractional share of Guaranty common stock, you will be treated as having received such fractional share of Guaranty common stock pursuant to the merger and then as having received cash in exchange for such fractional share of Guaranty common stock. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the adjusted tax basis in your fractional share of Guaranty common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective time, the holding period for such fractional share (including the holding period of shares of Westbound stock surrendered therefor) exceeds one year.

Tax Treatment of Special Dividend

Immediately prior to the closing of the merger, Westbound will make a special dividend to its shareholders and holders of Westbound options (as described herein) in an aggregate amount equal to the amount by which Westbound’s adjusted tangible equity as of the determination date exceeds $16,500,000, unless the payment of such special dividend would result in the merger failing to qualify as a tax-free reorganization in accordance with the Code and the Treasury regulations promulgated thereunder.

Each holder of Westbound stock receiving the special dividend who: (a) is not a nonresident alien; (b) is not a nominee; (c) is not a corporation subject to income taxation under Subchapter C of Chapter 1 of the Code; (d) is neither a regulated investment company, as defined in Section 851 of the Code, nor a real estate investment trust, as defined in Section 856 of the Code; (e) is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property; (f) does not know or have reason to know that the special distribution is in fact a payment in lieu of a dividend rather than an actual dividend and Westbound reports the special distribution to the holder of Westbound stock on Form 1099-DIV; (g) does not elect to treat the special distribution as investment income under Section 163(d)(4)(B)(iii) of the Code; and (h) has held the Westbound stock held by such holder for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which the Westbound stock becomes ex-dividend with respect to the special distribution, will likely be entitled to treat the special distribution as qualified dividend income subject to federal income taxation at net capital gain rates under Section 1(h)(11) of the Code. It is not likely that any portion of the special dividend will be applied against a Westbound shareholder’s adjusted tax basis in their Westbound stock or be treated as a sale or exchange of property.

Net Investment Income Tax

A holder that is an individual is subject to a 3.8% tax on the lesser of: (1) his or her “net investment income” for the relevant taxable year; or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders are urged to consult their tax advisors as to the application of this additional tax to their circumstances.

Information Reporting and Backup Withholding

Westbound shareholders are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of Westbound stock exchanged, the number of shares of Guaranty common stock received, the fair market value of the Westbound stock exchanged, and the holder’s adjusted basis in the Guaranty common stock received

If you are a non-corporate holder of Westbound stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive pursuant to the merger. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

Certain Reporting Requirements

If a U.S. holder that receives Guaranty common stock in the merger is considered a “significant holder,” such U.S. holder will be required (i) to file a statement with its U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 providing certain facts pertinent to the merger, including such U.S. holder’s tax basis in, and the fair market value of, the Westbound stock surrendered by such U.S. holder in the merger, and (ii) to retain permanent records of these facts relating to the merger. A “significant holder” is any Westbound shareholder that, immediately before the merger, (i) owned at least 5% (by vote or value) of the outstanding shares of Westbound stock, or (ii) owned Westbound securities with a tax basis of $1.0 million or more.

This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not tax advice. Holders of Westbound stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty. Holders of Westbound stock are also urged to consult their tax advisors with respect to the effect of possible changes in any of those laws after the date of this proxy statement.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, holders of Westbound stock will be entitled to receive shares of Guaranty common stock in exchange for their shares of Westbound stock. Guaranty is organized under the laws of the State of Texas, and Westbound is organized under the laws of the state of Texas. The following is a summary of the material differences between (1) the current rights of Westbound shareholders under the Texas Business Organizations Code (the “TBOC”), Westbound articles of association and Westbound bylaws and (2) the current rights of Guaranty shareholders under the TBOC, the Guaranty certificate of formation and the Guaranty bylaws.

Guaranty and Westbound believe that this summary describes the material differences between the rights of the holders of Guaranty common stock as of the date of this proxy statement/prospectus and the rights of the holders of Westbound stock as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Guaranty’s governing documents have been filed with the SEC. Copies of Westbound’s articles of association and bylaws are available upon written request from Westbound. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 205.

Guaranty	Westbound
Authorized Capital Stock

Guaranty’s certificate of formation authorizes the issuance of up to 50,000,000 shares of common stock, par value $1.00, and 15,000,000 shares of preferred stock, par value $5.00.

The Guaranty Board is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations and preferences related thereto. No shares of preferred stock are outstanding.

Westbound’s articles of association, as amended, authorize the issuance of up to 10,000,000 shares of common stock, par value $5.00 per share, and 1,000,000 shares of preferred stock, par value $5.00 per share.

Holders of shares Westbound common stock are entitled to receive dividends, when, as and if declared by the Westbound board out of funds legally available therefore. The holders of outstanding Westbound common stock are entitled to one (1) vote for each share of common stock standing in his or her name on the books of Westbound on all matters submitted to a vote of the shareholders. Holders of shares of Westbound common stock are not entitled to redemption rights, conversion rights, or preemptive rights with respect to any shares or other securities of Westbound that may be issued.

Rank and Voting Rights of the Westbound preferred stock. The Westbound preferred stock ranks subordinate and junior in right of payment to all secured debt and Senior Indebtedness (as defined in articles of association). Holders of shares of Westbound preferred stock have only those voting rights required by law and upon any proposal for a Change of Control (as defined in articles of association). On those matters on which the holders of shares of Westbound preferred stock are entitled to vote, each holder has the right to one (1) vote for each such share, and is entitled to receive notice of

Guaranty	Westbound

any shareholders’ meeting held to act upon such matters in accordance with Westbound’s bylaws

Dividends. Holders of shares of Westbound preferred stock are entitled to a preference in the distribution of dividends, when, as and if declared by the Westbound board, and shall receive out of any assets of Westbound legally available therefore, dividends in a per share amount equal to 105% of that paid on the shares of Westbound common stock prior to the payment of any dividends to the holders of Westbound common stock. The shares of Westbound preferred stock are non-cumulative with respect to dividends, and Westbound has the right to waive the declaration of payment of dividends. Any dividends waived by Westbound do not accumulate to future periods and do not represent a contingent liability of Westbound.

Liquidation or Dissolution. In the event of any liquidation, dissolution or winding up of the affairs of Westbound, whether voluntary or involuntary, the remaining assets of Westbound legally available for distribution to its shareholders shall be allocated among the holders of Westbound common stock and the holders of Westbound preferred stock, collectively as one class; provided, however, that the holders of Westbound preferred stock shall be entitled to the par value per share, if it is of greater value. Such distribution shall be made ratably as if each share of Westbound preferred stock had been converted into the number of shares of Westbound common stock issuable upon the conversion of a share of Westbound preferred stock immediately prior to any such liquidation, dissolution or winding up of Westbound.

Antidilution Adjustments. If the outstanding shares of Westbound common stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of Westbound or of any other corporation or entity by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split up, combination of shares, or stock dividend, appropriate adjustment shall be made by the Westbound board in the number, and relative terms, of the shares of Westbound preferred stock.

Conversion/Redemption Rights. Except than as provided in the articles of association, shares of Westbound preferred stock have no conversion or redemption rights.

Guaranty	Westbound
Other Rights. Shares of Westbound preferred stock do not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in the articles of association or as provided by applicable law.

Corporate Governance

The rights of the Guaranty shareholders are governed by Texas law and the certificate of formation and bylaws of Guaranty.	The rights of Westbound shareholders are governed by Texas law and the articles of association and bylaws of Westbound.

Preemptive Rights

Holders of Guaranty common stock are not entitled to preemptive rights with respect to any shares that may be issued.	Neither the holders of Westbound common stock nor the holders of Westbound preferred stock are entitled to preemptive rights with respect to any shares of either that may be issued.

Convertibility Stock

Guaranty common stock is not convertible into any other securities of Guaranty.

Westbound common stock is not convertible into any other securities of Bank.

Westbound preferred stock automatically converts into shares of Westbound common stock, on the basis of one share of common stock for each share of preferred stock, immediately prior to the closing of a Change of Control (as defined in the articles of association); provided, however, that such conversion is conditioned upon the closing of any such Change of Control or upon the liquidation of Westbound, and the holder entitled to receive the common stock upon conversion of preferred stock shall be deemed to have converted such shares of preferred stock immediately prior to the closing of such Change of Control or the liquidation of Westbound.

Election of Directors

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present unless otherwise provided in the certificate of formation or bylaws. Neither the certificate of formation nor bylaws of Guaranty provide otherwise.

Guaranty’s certificate of formation provides for three classes of directors and each class shall consist as nearly

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present unless otherwise provided in the articles of association or bylaws. Neither of the articles of association or bylaws of Westbound provide otherwise.

Westbound’s bylaws provide for one class of directors, the number of which shall not be less than

Guaranty	Westbound

as possible to one third of the total number of directors serving on the Guaranty Board. Except for the initial term of two classes of such directors, the directors shall be elected to a three year term. The elections of the directors shall be staggered such that one class of directors will be elected in each year.

Each director shall be elected by the vote of a majority of the votes cast by the holders of shares entitled to vote at any meeting for the election of directors at which a quorum is present, provided that if the number of director nominees exceeds the number of directors to be elected at such a meeting, the directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote at such meeting at which a quorum is present. No cumulative voting is permitted for the election of directors pursuant to the certificate of formation.

five (5) and not more than twenty-five (25) (as the Westbound Board shall designate by resolution). Except in the case of a vacancy, each director shall be elected at the annual meeting of shareholders and shall hold office until his or her successor is elected and qualified or until death, resignation, or removal. Cumulative voting in the election of directors is not permitted.

The bylaws provide that Westbound may appoint any individual as an honorary director, advisory director or director emeritus. Such individuals may be compensated for their service, but they are not entitled to vote at any meeting of the Westbound Board, they are not counted for purposes of determining whether a quorum is present at any meeting, and they shall not have any responsibility or be subject to the liability imposed upon a director.

Removal of Directors, Board Vacancies and Classes of Directors

Guaranty’s certificate of formation provides that subject to the right of holders of a class of stock having the right to elect a director solely by the holders of that class, any director may be removed only (i) for cause and (ii) by the affirmative vote of the holders of a majority of the combined voting power of the outstanding stock entitled to vote in the election of directors, voting together as a single class.

Guaranty’s certificate of formation also provides that any vacancy on the Guaranty Board occurring between the annual meetings of shareholders, including up to two newly created directorships may be filled by election at an annual or special meeting of the shareholders called for that purpose or by a majority of the Guaranty Board then in office (even if less than quorum). Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Guaranty’s certificate of formation provides that any change to the number of directors, and any increase or decrease therein, is to be apportioned among the classes so as to maintain of the representation of one third of the directors in each class.

Westbound’s bylaws provide that any director may be removed with or without cause at any special meeting of shareholders, by the affirmative vote of a majority of the number of shares of the shareholders present in person or by proxy at such meeting and entitled to vote for the election of such director, if notice of intention to act upon such matter shall have been given in the notice calling such meeting.

Westbound’s bylaws also provide that any vacancy occurring on the Westbound Board, including up to two (2) vacancies created by an increase in the number of directors during a period between two successive annual meetings of shareholders, may be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Westbound Board; provided, however, that the shareholders shall have the right, at any annual or special meeting called for the purpose of filling a vacancy on the Westbound Board, to fill such vacancy.

Whenever the authorized number of directors is increased between annual meetings of the shareholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are chosen and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall

Guaranty	Westbound
be vacancies on the Westbound Board which are being eliminated by the decrease.

Shareholder Proposal of Business or Nominations for Directors

Guaranty’s bylaws provide that a notice of a shareholders to make a nomination of a person for election as a director or to bring any other matter before a meeting shall be made in writing and received by the Secretary of Guaranty, in the event of an annual meeting of the shareholders, no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting, provided, however, that in the event that the annual meeting is called on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of Guaranty not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever occurs first.

Every notice by a shareholder must set forth (i) the name and residence of the shareholder of the corporation that intends to make a nomination or bring up any other matter, (ii) a representation that the shareholder is a holder of Guaranty’s voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice, (iii) with respect to notice of an intent to make a nomination for a director, a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nominations are made, (iv) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by Guaranty’s board, and (v) with respect to the notice of intent to bring up any other matter, a description of the matter and any material interest of the shareholder in the matter.

Westbound’s bylaws provide that a shareholder may submit business, other than nominations of directors (which is described below), for consideration at an annual or special meeting provided that (i) s/he is a shareholder of record of the bank at the time the notice and the meeting, (ii) s/he is entitled to vote at such meeting, (iii) notice was timely given in writing to the secretary, and (iv) such business is a proper matter for shareholder action.

Timely notice for an annual meeting must be delivered to or mailed and received at Westbound not less than 90 nor more than 120 calendar days prior to the 1st anniversary of the preceding year’s annual meeting; provided, however, that if that the date of the annual meeting is advanced more than 30 calendar days prior to such anniversary date or delayed more than 60 calendar days after such anniversary date, then timely notice must be received no later than 70 calendar days prior to the date of the annual meeting (or, if the notice of annual meeting is first mailed less than 50 days prior to the meeting date, the 7th calendar day following the date on which notice is first mailed by or on behalf of Westbound).

Timely notice for a special meeting, must be delivered to or mailed and received at Westbound not less than 40 calendar days nor more than 60 calendar days prior to the meeting date; provided, however, that if less than 50 calendar days’ notice is given, timely notice must be so received not later than the close of business on the 7th calendar day following the date on which notice of the meeting was first mailed by or on behalf of Westbound.

In addition to being timely, the shareholder’s notice must promptly update and supplement information previously provided to Westbound in accordance with Westbound’s bylaws.

To be valid, every shareholder notice must contain: (A) a description in reasonable detail of the business desired to be brought before the meeting and the reasons therefor; (B) the name and address, as they appear on Westbound’s books, of the shareholder proposing such business and any Shareholder

Guaranty	Westbound
The Chairman of the Guaranty Board may refuse to acknowledge the nomination of any person not made in compliance with the bylaws.

Associated Person (defined in the Bylaws)[1] covered by clauses (C) and (D) below); (C) the class and number of shares owned beneficially and of record by the shareholder and any Shareholder Associated Person (and any derivatives, hedged positions, synthetic and temporary ownership techniques, swaps, securities loans, timed purchases and other economic and voting interests or similar positions, securities or interests held by such shareholder and Shareholder Associated Person with respect to Westbound’s securities); (D) any material interest of the shareholder or any Shareholder Associated Person proposing such business; (E) any material equity or business interest in any direct competition of Westbound; and (F) any agreements the shareholder or any Shareholder Associated Person has with other persons or entities in connection with such business.

In addition, shareholders may nominate director(s) for election at annual or special meetings. Such shareholder nominations must (i) be made by a shareholder of record of Westbound at the time of the notice and as of such meeting, (ii) be made by shareholder entitled to vote at such meeting, and (iii) provide timely written notice to the secretary. Clause (iii) above is the exclusive means for a shareholder to make any nomination at a shareholder meeting. The requirements for timely notice for a nomination of directors at an annual meeting is the same as set forth for above for shareholder proposals.

Such shareholder’s notice shall set forth (i) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made and (ii) as to each person whom the shareholder proposed to nominate for election or reelection as a director, such nominee’s (A) name and address, (B) age, (C) business experience for the last 5 years (or more, if material), including information about the nominee’s particular areas of expertise or other relevant qualifications, (D) familial relationships with other directors or officers of the bank, if any, (E) arrangements or understandings between the nominee and any other person(s)

[1]	Pursuant to Westbound’s bylaws, “Shareholder Associated Person” means (i) any person controlling, directly or indirectly, or acting in concert with, such shareholder, (ii) any beneficial owner of shares of stock of Westbound owned of record or beneficially by such shareholder and (iii) any person controlling, controlled by or under common control with such Shareholder Associated Person.

Guaranty	Westbound

(naming such person(s)) pursuant to which the nominee was or is to be selected as a nominee, if any, (F) involvement in any legal proceedings during the last ten years, (G) other directorships currently held, or held during the past 5 years, in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any other financial institution or bank holding company, naming such company, and (H) written consent to being named in the proxy statement as a nominee and to serving as a director, if elected.

Westbound may require any proposed nominee to furnish such other information as may reasonably be required by the bank to determine the eligibility of such proposed nominee to serve as an independent director of the bank or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee. The determination of whether any business or nomination sought to be brought before any annual or special meeting of the shareholders is properly brought before such meeting in accordance with Westbound’s bylaws shall be made by the chairman of such meeting. If the chairman determines that any business or nomination is not properly brought before such meeting, he will so declare to the meeting and any such business or nomination will not be conducted or considered.

Shareholder Actions

Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to the matter, will be the act of the shareholders unless the vote of a greater number is required by law, the certificate of formation, or the bylaws. Under Texas law, a corporation’s certificate of formation or bylaws may provide that the affirmative vote of holders of a specified portion of the shares, not less than a majority, entitled to vote on the matter will be the act of the shareholders, rather than the specified portion of the shares required pursuant to Texas law. Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction.	Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to the matter, will be the act of the shareholders unless the vote of a greater number is required by law, the certificate of formation, or the bylaws. Under Texas law, a corporation’s certificate of formation or bylaws may provide that the affirmative vote of holders of a specified portion of the shares, not less than a majority, entitled to vote on the matter will be the act of the shareholders, rather than the specified portion of the shares required pursuant to Texas law. Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction.

Guaranty	Westbound
Guaranty’s certificate of formation provides that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the chairman of the Guaranty Board, Chief Executive Officer or President, (ii) the Secretary or Assistant Secretary at the written request of either (a) the majority of the Guaranty Board or (b) the holders of at least 50% of the corporation’s outstanding capital stock entitled to vote in the election of directors.	Westbound’s bylaws provide that special meetings of the shareholders may be called for any purpose at any time by (i) the chief executive officer, (ii) president, (iii) the Westbound Board, or (iv) by the secretary at the request of the holders of not less than ten percent (10%) of all the shares entitled to vote at the meeting. Shareholders requesting a special meeting shall comply with the procedures set forth in in Westbound’s bylaws (and summarized above).

Amendment of Certificate of Formation

Under Texas law, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation.	Under Texas law, a corporation’s certificate of formation (including the articles of association of a state bank) may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation.

Amendment of Bylaws

Under Texas law, unless a corporation’s certificate of formation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws regardless of whether they may also be amended by the board of directors.

Guaranty’s certificate of formation provides that the bylaws of Guaranty may be adopted, repealed, altered or amended by the affirmative vote of at least two-thirds of the holders of voting stock, voting as a single class at a meeting of the shareholders called for that purpose. Guaranty’s bylaws provide that the bylaws of Guaranty may be adopted, repealed, altered or amended by a majority of the entire Guaranty Board at any meeting thereof, provided that such proposed action in respect thereof shall be stated in the notice of such meeting.

Under Texas law, unless a corporation’s certificate of formation (or articles of association of a state bank) or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws regardless of whether they may also be amended by the board of directors.

The Westbound Board has the power to alter, amend, or repeal the bylaws or adopt new bylaws, subject to the right of the shareholders to rescind any board action with regard to the bylaws at a regular meeting of shareholders or at a special meeting of shareholders called for such purpose; provided, however, that the rescission of any board action with regard to the bylaws shall require the approval of at least two-thirds of the shares entitled to vote on such matter. Furthermore, any shareholder proposal to alter, amend or repeal Section 2.13 (Advance Notice Procedure) or Article VIII (Amendment of Bylaws) requires the approval of at least two-thirds of the shares entitled to vote on such matter.

Guaranty	Westbound
Shareholder Actions Without a Meeting

Under Texas law, shareholders may act without a meeting if a written consent is signed by all of the shareholders entitled to vote on the matter, unless the corporation’s certificate of formation allow less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).

Guaranty’s certificate of formation provides that any action that may be taken at an annual or special meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by every holder of shares entitled to vote at such meeting.

Under Texas law, shareholders may act without a meeting if a written consent is signed by all of the shareholders entitled to vote on the matter, unless the corporation’s certificate of formation allow less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).

Westbound’s bylaws provide that any action required or authorized by the TBOC to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares representing not less than the minimum number of votes that would have been necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

Indemnification

Under Texas law, a corporation must indemnify a director for his service at the corporation and for service at the corporation as a representative of another entity against reasonable expenses actually incurred by the director in connection with a proceeding because of such service if the director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. Texas law also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Under Texas law, a court may also order indemnification under various circumstances, and officers must be indemnified to the same extent as directors.

Guaranty’s certificate of formation provides for mandatory indemnification of any and all persons who was, are, or are threatened to be, made a party to a proceeding because such person (i) is or was a director or (ii) while a director or officer of Guaranty, is or was serving at the request of Guaranty as a director, officer, partner, venturer, proprietor, trustee or employee of

Under Texas law, a corporation (or state bank) must indemnify a director for his service at the corporation and for service at the corporation as a representative of another entity against reasonable expenses actually incurred by the director in connection with a proceeding because of such service if the director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. Texas law also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Under Texas law, a court may also order indemnification under various circumstances, and officers must be indemnified to the same extent as directors.

Westbound’s articles of association provide for mandatory indemnification of directors and executive officers, and permissive indemnification for any other person, in connection with any actual or threatened action, suit, proceeding, claim, investigation or inquiry, whether civil, criminal,

Guaranty	Westbound

another foreign or domestic entity, to the fullest extent permitted pursuant to the TBOC or applicable law.

Guaranty’s certificate of formation permits indemnification of any employee and agent of the corporation in the sole discretion of the Guaranty Board, against expenses and other amounts reasonably incurred in connection with legal proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Guaranty.

Guaranty’s bylaws permit Guaranty to purchase and maintain insurance on behalf of indemnified persons.

administrative or other, whether brought by or in the name of Westbound or otherwise from and against any and all expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, proceeding, investigation or inquiry to the fullest extent permitted by law.

Westbound’s bylaws permit Westbound to purchase and maintain insurance on behalf of indemnified persons.

Limitation of Director Liability

Texas law provides that the certificate of formation of a corporation may provide that a director of the corporation is not liable, or is liable only to the extent provided by the certificate of formation to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director.

Guaranty’s certificate of formation provides that the personal liability of the directors and officers of Guaranty for monetary damages shall be eliminated to the fullest extent permitted by the TBOC.

Texas law provides that the certificate of formation of a corporation (or articles of association of a state bank) may provide that a director of the corporation is not liable, or is liable only to the extent provided by the certificate of formation to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director.

Westbound’s articles of association provide that a director or officer shall not be personally liable to Westbound or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability: (i) for a breach of the director’s or officer’s duty of loyalty to Westbound or its shareholders; (ii) for acts or omissions not in good faith or that involve gross negligence, willful or intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director or officer derived an improper personal benefit; or (iv) an act or omission for which the liability of a director or officer is expressly provided for by statute.

Westbound’s articles of association further provide that, if applicable laws or regulations are amended to authorize corporate action further limiting or eliminating the personal liability of directors or officers, then the liability of each director and officer of Westbound shall be limited or eliminated to the full extent permitted by law.

Right of First Refusal

Guaranty common stock is not subject to a right of first refusal in favor of Guaranty.	Neither Westbound’s articles of association nor its bylaws provide for a right of first refusal in favor of Westbound with respect to Westbound’s common stock or preferred stock.

TEXAS ANTI-TAKEOVER STATUTES

Guaranty is subject to the affiliated business combinations provisions of Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610), which provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of an at least two-thirds majority of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

The affiliated business combinations provisions of the TBOC are not applicable to:

•	the business combination of a corporation: (i) where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the affiliated business combinations provisions of the TBOC; (ii) that adopted an amendment to its certificate of formation or bylaws before December 31, 1997, expressly electing not to be governed by the affiliated business combinations provisions of the TBOC; or (iii) that adopts an amendment to its certificate of formation or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of an at least two-thirds majority of the outstanding voting shares of the corporation, expressly electing not to be governed by the affiliated business combinations provisions of the TBOC;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder: (i) as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and (ii) would not at any time within the three-year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•	a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•	a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; or

•	a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Neither Guaranty’s certificate of formation nor Guaranty’s bylaws contains any provision expressly providing that Guaranty will not be subject to the affiliated business combinations provisions of the TBOC. The affiliated business combinations provisions of the TBOC may have the effect of inhibiting a non-negotiated merger or other business combination involving Guaranty, even if such event(s) would be beneficial to its shareholders.

INFORMATION ABOUT GUARANTY

General

Guaranty is a bank holding company, with headquarters in Mount Pleasant, Texas, and additional executive offices in Dallas, Texas. Through Guaranty’s wholly owned subsidiary, GBT, a national banking association, Guaranty provides a wide range of relationship-driven commercial and consumer banking, as well as trust and wealth management, products and services that are tailored to meet the needs of small- and medium-sized businesses, professionals and individuals. GBT currently operates 28 full service banking locations in East Texas, Central Texas, and the Dallas/Fort Worth metroplex. As of December 31, 2017, Guaranty had total assets of $1.96 billion, total net loans of $1.35 billion, total deposits of $1.68 billion and total shareholders’ equity of $207.3 million.

Guaranty completed an initial public offering of Guaranty’s common stock in May 2017 as an “emerging growth company” under the JOBS Act. Guaranty’s common stock is listed on NASDAQ under the symbol “GNTY.”

Guaranty’s History and Growth

GBT was originally chartered as a Texas state banking association over a century ago in 1913, and converted its charter to a national banking association in 2012. Guaranty was incorporated in 1990 to serve as the holding company for GBT. Since Guaranty’s founding, Guaranty has built a strong reputation based on financial stability and community leadership. Guaranty’s growth has been consistent and primarily organic, both through growth in Guaranty’s established markets and the entry into new markets with de novo banking locations. In 2013, Guaranty expanded from Guaranty’s East Texas markets by opening a de novo banking location in Bryan/College Station, Texas. In 2017, Guaranty opened de novo banking locations in Fort Worth and Austin, Texas. Guaranty has achieved organic growth by enhancing Guaranty’s lending and deposit relationships with existing customers and attracting new customers, as well as cross-selling Guaranty’s deposit, mortgage, trust and wealth management and treasury management products. Guaranty’s expansion strategy has enabled Guaranty to access markets with stronger loan demand, achieve consistent growth, maintain stable operating efficiencies, recruit top bankers, preserve Guaranty’s historically conservative credit culture, and provide shareholders with stable earnings throughout credit cycles.

During the past five years, Guaranty has supplemented Guaranty’s organic growth and leveraged Guaranty’s strong deposit base with strategic acquisitions, primarily to assist with Guaranty’s growth in the Dallas/Fort Worth metroplex. The following table summarizes, with fair value historical balances at the date of acquisition, Guaranty’s whole bank acquisitions during the last five years.

Institution Acquired	Location	Date Completed	Acquired Assets	Acquired Loans	Acquired Deposits	Number of Branches
(Dollars in millions)
Texas Leadership Bank	Dallas/Fort Worth	April 2015	$76,715	$43,568	$65,496	1
DCB Financial	Dallas/Fort Worth	March 2015	$130,170	$118,154	$94,451	2
The First State Bank	Hallsville, Texas	July 2013	$32,027	$10,735	$28,880	2

Since Guaranty’s initial expansion outside of East Texas in 2013, Guaranty has grown Guaranty’s network of banking locations from 18 banking locations in 11 Texas communities to 28 banking locations in 20 Texas communities.

Guaranty’s Community Banking Philosophy and Culture

Guaranty focuses on a community-based relationship model, as opposed to a line of business model, because Guaranty believes the community-based relationship model promotes an entrepreneurial attitude within

Guaranty while providing personal attention and solutions tailored to Guaranty’s customers. Guaranty’s culture is one of employee ownership and it is something Guaranty takes very seriously. In 2016, Guaranty formally documented Guaranty’s culture in a book called “The Guaranty Culture,” which Guaranty gives to all prospective new hires and directors before they join Guaranty’s team so that they clearly understand who Guaranty is, how Guaranty works, what Guaranty believes, how Guaranty makes decisions and what Guaranty admires in people.

Guaranty believes a great bank requires the right amount of two forms of capital: financial and human. Guaranty understands that its ability to successfully deploy Guaranty’s financial capital is directly related to Guaranty’s ability to bring the right talents together to lead Guaranty’s teams. This focus on human capital has rewarded Guaranty with a cohesive group of directors, officers and employees that Guaranty believes is Guaranty’s greatest asset. Guaranty has invested in a robust management training program designed to develop comprehensive bankers who understand all aspects of Guaranty’s operations and embrace Guaranty’s core values. The training program generally lasts 18-24 months and includes rotations through each primary department of GBT. Successful graduates of Guaranty’s training program are typically promoted to a managerial position upon completion and Guaranty currently has graduates in management, lending and operational roles. Several of GBT’s market presidents and managers are graduates of Guaranty’s training program.

Guaranty has developed a network of banking locations strategically positioned in separate and distinct communities. Each community where Guaranty has a banking location is overseen by a local market president or manager, and Guaranty emphasizes local decision-making by experienced bankers supported by centralized risk and credit oversight. Guaranty believes that employing local decision makers, supported by industry-leading technology and centralized operational and credit administration support from Guaranty’s corporate headquarters, allows Guaranty to serve its customers’ individual needs while managing risk on a uniform basis. Guaranty intends to repeat this scalable model in each market in which Guaranty is able to identify high-caliber bankers with a strong banking team. Guaranty empowers these bankers to implement Guaranty’s operating strategy, grow Guaranty’s customer base and provide the highest level of customer service possible. Guaranty believes Guaranty’s organizational approach enables Guaranty to attract and retain talented bankers and banking teams who desire the combination of GBT’s size and loan limits, dedication to culture, commitment to Guaranty’s communities, local decision-making authority, compensation structure and focus on relationship banking.

Growth and Expansion Strategies

Guaranty’s strategic plan is to be a leading Texas bank holding company with a commitment to operate as a community bank as Guaranty continues to execute its expansion strategy. Guaranty’s expansion strategy is to generate shareholder value through the following:

•	Maintain Focus on Organic Growth. Focusing on organic growth is a strategy that allows Guaranty to generate stable funding sources without the non-amortizing goodwill assets and core deposit intangibles that strategic acquisitions might add to its balance sheet. Guaranty believes that core deposits will become significantly more valuable and desirable because the ability to attract core deposits at a low cost will diminish as interest rates increase and alternative funding sources become more expensive. As such, Guaranty also believes that its significant core deposit franchise in East Texas provides a stable funding source for meaningful loan growth in existing and new markets.

•	Pursue Strategic Acquisitions. Guaranty intends to continue to grow through strategic acquisitions within its current markets and in other complementary markets. Guaranty seeks acquisitions that provide meaningful financial benefits through long-term organic growth opportunities and expense reductions, while maintaining its current risk profile. Guaranty believes that many smaller financial institutions will consider Guaranty an ideal long-term partner due to Guaranty’s community banking philosophy, commitment to employee stock ownership and Guaranty’s culture of teamwork.

•	Establish De Novo Banking Locations. Guaranty intends to open de novo banking locations in its existing and other attractive markets in Texas to further diversify Guaranty’s banking location network. In 2017, Guaranty opened de novo banking locations in each of Austin and Fort Worth, Texas.

•	Expand Revenue Sources. Guaranty seeks to provide additional services to its customers in order to augment and diversify its revenue sources. For the year ended December 31, 2017, noninterest income represented approximately $14.3 million, or 20.1%, of Guaranty’s total revenue of $71.1 million (defined as net interest income plus noninterest income).

The charts below illustrate Guaranty’s meaningful asset, loan, deposit and net income growth for the last five years:

Although Guaranty is devoting substantial resources in furtherance of its expansion strategy, there are no assurances that Guaranty will be able to further implement its expansion strategy or that any of the components of its expansion strategy will be successful.

Guaranty believes the following competitive strengths support its growth and expansion strategy:

•	Experienced Executive Management Team. GBT has a seasoned and experienced executive management team with more than 275 years of experience in financial services businesses. Guaranty’s executive management team has successfully managed profitable organic growth, executed acquisitions, developed a strong credit culture and implemented a relationship-based approach to commercial and consumer banking. In addition, Guaranty’s executive management team has extensive knowledge of the bank regulatory landscape, significant experience navigating interest rate and credit cycles and a long history of working together.

•	Employee Ownership Mentality. As of December 31, 2017, Guaranty’s directors, officers and employees, as a group, beneficially owned approximately 36.0% of Guaranty’s outstanding shares of common stock (including 11.9% of Guaranty’s outstanding shares which are owned by the KSOP). Many of Guaranty’s employees’ interests in the KSOP represent material portions of their net worth, particularly its long-tenured employees. Guaranty believes that the KSOP’s material ownership position promotes an owner-operator mentality among its employees, from senior officers to entry-level employees, which Guaranty believes enhances its employees’ dedication to Guaranty’s organization and the execution of its strategy.

•	Proven Successful Execution of Growth Strategies. Guaranty has developed a strategic growth plan that allows Guaranty to quickly identify and efficiently execute corporate transactions that it believes enhance its geographic footprint and enterprise value. Since 2011, Guaranty has successfully integrated six acquired locations into Guaranty through what Guaranty believes is an effective combination of comprehensive integration planning, extensive management experience with expansion, and a welcoming and flexible culture of employee ownership. In that same time period, Guaranty also established eight de novo locations outside of its historical East Texas market, achieving its objectives for organic growth within its anticipated time periods and successfully integrating new local management teams and employees into Guaranty. Accordingly, Guaranty has a proven track record of executing value-added acquisitions and achieving consistent, meaningful organic growth.

•	Scalable Platform. Utilizing the significant prior experience of Guaranty’s management team and employees, Guaranty believes that it has built a strong and scalable operational platform, including technology and banking processes and infrastructure, capable of supporting future organic growth and acquisitions when the right opportunities arise. Guaranty maintains operational systems and staffing that it believes are stronger than necessarily required for a financial institution of its size in order to successfully execute integrations when needed and accommodate future growth without a commensurate need for expansion of its back office capabilities. Guaranty believes its platform allows it to focus on growing the revenue-generating divisions of its business while maintaining its operational efficiencies, resulting in improved profitability.

•	Disciplined Credit Culture and Robust Risk Management Systems. Guaranty seeks to prudently mitigate and manage its risks through a disciplined, enterprise-wide approach to risk management, particularly credit, compliance, operational and interest rate risk. All of GBT’s executive officers serve on GBT’s Enterprise Risk Management Committee. Guaranty endeavors to maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans and a conservative credit culture.

•	Brand Strength and Reputation. Guaranty believes its brand recognition, including the Guaranty name and its iconic “G” logo, which is prominently displayed in all of Guaranty’s advertising and marketing materials and has been trademarked to preserve its integrity, is an important element of its business model and a key driver of its future growth. Guaranty believes its reputation for providing personal and dependable service and active community involvement is well established in its traditional East Texas market, and Guaranty is continuously striving to replicate that brand awareness and reputation in its newer markets of the Dallas/Fort Worth metroplex and Central Texas through a high level of community involvement and the targeted hiring of employees with strong relationships and reputations within these markets.

•	Stable Core Deposit Base. Guaranty believes its traditional East Texas market provides a historically stable source of core deposits and will become a greater source of funding as interest rates increase and core deposits become more difficult and more expensive to attract, especially in more competitive markets. As Guaranty enters new markets, it believes that its stable core deposit base enhances its ability to pursue loans in large, high growth markets and to fund other new revenue sources such as its warehouse lending division.

Guaranty’s Banking Services

Lending Activities. Guaranty offers a variety of loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, letters of credit and other loan products to small- and medium-sized businesses, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. Guaranty also offers various consumer loans to individuals and professionals including residential real estate loans, home equity loans, installment loans, unsecured and secured personal lines of credit, and standby letters of credit. Lending activities originate from the efforts of Guaranty’s bankers, with an emphasis on lending to individuals, professionals, small- to medium-sized businesses and commercial companies located in Guaranty’s market areas. Although all lending involves a degree of risk, Guaranty believes that commercial business loans and commercial real estate loans present greater risks than other types of loans in its portfolio. Guaranty works to mitigate these risks through conservative underwriting policies and consistent monitoring of credit quality indicators.

Guaranty adheres to what it believes are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in its primary market areas by offering flexible loan solutions in a responsive and timely manner. Guaranty maintains asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans and a conservative credit culture. Guaranty also seeks to maintain a broadly diversified loan portfolio across customer, product and industry types. Guaranty’s lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of Guaranty’s credit culture, which it believes is critical to enhancing the long-term value of its organization to its customers, employees, shareholders and communities.

Guaranty has a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Substantially all of Guaranty’s loans are made to borrowers located or operating in its primary market areas with whom it has ongoing relationships across various product lines. The limited number of loans secured by properties located in out-of-market areas have been made strictly to borrowers who are well-known to Guaranty.

Guaranty’s credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. Loans in excess of an individual officer’s lending limit may be approved by two or more executive officers, with stacking authority, combining their individual lending limits, up to a current maximum of $2.5 million. Loans presenting aggregate lending exposure in excess of $2.5 million are subject to approval of GBT’s Directors’ Loan Committee. These limits are reviewed periodically by GBT’s board of directors. Guaranty believes that its credit approval process provides for thorough underwriting and efficient decision making.

Credit risk management involves a partnership between Guaranty’s loan officers and its credit approval, credit administration and collections personnel. Guaranty conducts monthly loan meetings, attended by substantially all of its loan officers, related loan production staff and credit administration staff at which asset quality and delinquencies are reviewed. Guaranty’s evaluation and compensation program for its loan officers includes significant goals, such as the percentages of past due loans and charge-offs to total loans in the officer’s portfolio, that Guaranty believes motivate the loan officers to focus on the origination and maintenance of high quality credits consistent with its strategic focus on asset quality.

Deposit Activities. Guaranty’s deposits serve as the primary funding source for lending, investing and other general banking purposes. Guaranty provides a full range of deposit products and services, including a variety of checking and savings accounts, certificates of deposit, money market accounts, debit cards, remote deposit capture, online banking, mobile banking, e-Statements, bank-by-mail and direct deposit services. Guaranty also offers business accounts and cash management services, including business checking and savings accounts and treasury management services. Guaranty solicits deposits through its relationship-driven team of dedicated and accessible bankers and through community focused marketing. Guaranty also seeks to cross-sell deposit products at loan origination.

Given the diverse nature of Guaranty’s banking location network and Guaranty’s relationship-driven approach to its customers, Guaranty believes its deposit base is comparatively less sensitive to interest rate variations than its competitors. Nevertheless, Guaranty attempts to competitively price its deposit products to promote core deposit growth. Guaranty believes that its loan pricing encourages deposits from its loan customers.

GBT Wealth Management Group. Guaranty delivers a comprehensive suite of trust services through GBT Wealth Management Group, a division of GBT. Guaranty provides traditional trustee, custodial and escrow services for institutional and individual accounts, including corporate escrow accounts, serving as custodian for self-directed individual retirement accounts and other retirement accounts. In addition, Guaranty offers clients comprehensive investment management solutions whereby it manages all or a portion of a client’s investment portfolio on a discretionary basis. Finally, Guaranty provides retirement plan services, such as 401(k) programs, through a national vendor.

Other Products and Services. Guaranty offers banking products and services that are attractively priced with a focus on customer convenience and accessibility. Guaranty offers a full suite of online banking services including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, as well as ATMs, and banking by telephone, mail and personal appointment. Guaranty also offers debit cards, night depository, direct deposit, cashier’s checks, and letters of credit, as well as treasury management services, including wire transfer services, positive pay, remote deposit capture and automated clearinghouse services.

Investments

Guaranty manages its investment portfolio primarily for liquidity purposes, with a secondary focus on returns. Guaranty separates its portfolio into two categories: (1) short-term investments with maturities less than one year, including federal funds sold; and (2) investments with maturities exceeding one year (the current duration is approximately 5.3 years), all of which are classified as either available-for-sale or held-to-maturity and can be used for pledging on public deposits, selling under repurchase agreements and meeting unforeseen liquidity needs. Guaranty regularly evaluate the composition of this category as changes occur with respect to the interest rate yield curve. Although Guaranty may sell investment securities from time to time to take advantage of changes in interest rate spreads, it is Guaranty’s policy not to sell investment securities unless it can reinvest the proceeds at a similar or higher spread, so as not to take gains to the detriment of future income.

Guaranty’s Markets

Guaranty considers its current market regions to be East Texas, Central Texas and the Dallas/Fort Worth metroplex. Guaranty serves these communities from its headquarters in Mount Pleasant, Texas and through a network of 17 banking locations within East Texas, four banking locations in Central Texas and seven banking locations in the Dallas/Fort Worth metroplex. As part of its strategic plan, Guaranty intends to further diversify its markets through entry into other large metropolitan markets in Texas.

Competition

The banking and financial services industry is highly competitive, and Guaranty competes with a wide range of financial institutions within its markets, including local, regional and national commercial banks and credit unions. Guaranty also competes with mortgage companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, fintech companies and other financial intermediaries for certain of its products and services. Some of Guaranty’s competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to Guaranty.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within banking and financial services industry. Many of Guaranty’s competitors are much larger financial institutions that have greater financial resources than Guaranty does and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in Guaranty’s industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated banking products and services. While Guaranty seeks to remain competitive with respect to fees charged, interest rates and pricing, Guaranty believes that its broad and sophisticated commercial banking product suite, its high-quality customer service culture, its positive reputation and long-standing community relationships will enable Guaranty to compete successfully within its markets and enhance its ability to attract and retain customers.

Guaranty’s Employees

As of December 31, 2017, Guaranty employed 407 full-time equivalent persons. Guaranty provides extensive training to its employees in an effort to ensure that its customers receive superior customer service. None of Guaranty’s employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. Guaranty considers its relations with its employees to be good.

Guaranty’s Corporate Information

Guaranty’s principal executive offices are located at 201 South Jefferson Avenue, Mount Pleasant, Texas, 75455, and Guaranty’s telephone number is (888) 572-9881. Guaranty’s website is www.gnty.com. Guaranty makes available at this address, free of charge, Guaranty’s annual report on Form 10-K, Guaranty’s annual report to shareholders, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. These documents are also available on the SEC’s website at www.sec.gov. The information contained on or accessible from Guaranty’s website does not constitute part of this proxy statement/prospectus and is not incorporated by reference herein.

GUARANTY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS AND OPERATIONS

The following discussion and analysis of Guaranty’s financial condition and results of operations should be read in conjunction with the consolidated financial statements as of and for the years ended December 31, 2017 and 2016, and notes thereto.

This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that Guaranty’s management believes are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this proxy statement/prospectus may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. Guaranty assumes no obligation to update any of these forward-looking statements. For additional information concerning forward-looking statements, please see “Special Cautionary Notice Regarding Forward-Looking Statements.”

General

The following discussion and analysis presents Guaranty’s financial condition and results of operations on a consolidated basis. However, because Guaranty conducts all of its material business operations through GBT, the discussion and analysis relates to activities primarily conducted by GBT.

As a bank holding company that operates through one segment, Guaranty generates most of its revenue from interest on loans and investments, customer service and loan fees, fees related to the sale of mortgage loans, and trust and wealth management services. Guaranty incurs interest expense on deposits and other borrowed funds, as well as noninterest expense, such as salaries and employee benefits and occupancy expenses. Guaranty analyzes its ability to maximize income generated from interest earning assets and control the interest expenses of its liabilities, measured as net interest income, through its net interest margin and net interest spread. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities.

Changes in market interest rates and the interest rates Guaranty earns on interest-earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders’ equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in Guaranty’s loan portfolio are affected by, among other factors, economic and competitive conditions in Texas, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within Guaranty’s target markets and throughout the State of Texas.

Acquisitions

The comparability of Guaranty’s consolidated results of operations for the years ending December 31, 2017 and 2016, to the year ended December 31, 2015 is affected by two acquisitions that Guaranty completed in 2015. On March 28, 2015, Guaranty completed the acquisition of DCB Financial. On April 11, 2015, Guaranty completed the acquisition of Texas Leadership Bank. Therefore, the results of the acquired operations of DCB Financial and Texas Leadership Bank were included in Guaranty’s results of operations for a portion of 2015 but were included in Guaranty’s results of operations for all of 2016 and 2017.

Termination of Subchapter S Corporation Status

Effective January 1, 2008, Guaranty made an election to be taxed for federal income tax purposes as an S corporation. Guaranty terminated Guaranty’s Subchapter S election effective December 31, 2013. During the period Guaranty was taxed as an S corporation, Guaranty did not pay U.S. federal income taxes on its net taxable income, because such net income “passed through” to its shareholders to be taken into account on their tax returns, and Guaranty was not required to make any provision or recognize any liability for federal income taxes in Guaranty’s financial statements for the year ended December 31, 2008 through the year ended December 31, 2013. In addition, during these taxable periods that Guaranty was an S corporation, Guaranty paid distributions to Guaranty’s shareholders to assist them in paying the federal income taxes on the pro rata portion of Guaranty’s taxable income that “passed through” to Guaranty’s shareholders. Effective January 1, 2014, Guaranty terminated its S election and became subject to federal income taxation as a C corporation under Subchapter C of the Code, and Guaranty established deferred tax assets and liabilities effective December 31, 2013 to reflect the conversion. Accordingly, beginning January 1, 2014, Guaranty reflects a provision for federal income taxes on Guaranty’s financial statements. As a result of that change in Guaranty’s status under the federal income tax laws, the net income and earnings per share data presented in Guaranty’s historical financial statements for the year ended December 31, 2013, will not be comparable with Guaranty’s historical financial statements for the years ended December 31, 2014, 2015, 2016 and 2017, or Guaranty’s future net income and earnings per share, which will be calculated by including a provision for federal income taxes. However, Guaranty has included pro forma financial information in “Selected Historical Financial Data” beginning on page 16 showing income tax expense and net earnings as if Guaranty was a C corporation at the beginning of the earliest period presented for comparison purposes.

Critical Accounting Policies

Guaranty’s consolidated financial statements are prepared in accordance with GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Guaranty bases its estimates on historical experience and on various other assumptions that Guaranty believes to be reasonable under current circumstances. These assumptions form the basis for Guaranty’s judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. Guaranty evaluates its estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

Guaranty has identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates, and the potential sensitivity of its financial statements to those judgments and assumptions, are critical to an understanding of its financial condition and results of operations. Guaranty believes that the judgments, estimates and assumptions used in the preparation of its financial statements are appropriate.

Loans and Allowance for Loan Losses.     Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Fees associated with the originating of loans and certain direct loan origination costs are netted and the net amount is deferred and recognized over the life of the loan as an adjustment of yield.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectability is questionable, then cash payments are applied to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured in accordance with the terms of the loan agreement.

The allowance for loan losses is an estimated amount management believes is adequate to absorb inherent losses on existing loans that may be uncollectible based upon review and evaluation of Guaranty’s loan portfolio. Management’s periodic evaluation of the allowance is based on general economic conditions, the financial condition of borrowers, the value and liquidity of collateral, delinquency, prior loan loss experience and the results of periodic reviews of the portfolio.

The allowance for loan losses is comprised of two components. The first component, the general reserve, is determined in accordance with current authoritative accounting guidance that considers historical loss rates for the last five years adjusted for qualitative factors based upon general economic conditions and other qualitative risk factors both internal and external to us. Such qualitative factors include current local economic conditions and trends including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans and changes in trends in volume and terms of loans. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in Guaranty’s historic loss factors. For purposes of determining the general reserve, the loan portfolio, less cash secured loans, government guaranteed loans and impaired loans, is multiplied by Guaranty’s adjusted historical loss rate. The second component of the allowance for loan losses, the specific reserve, is determined in accordance with current authoritative accounting guidance based on probable and incurred losses on specific classified loans.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).

The credit quality of loans in Guaranty’s commercial real estate related loan portfolio is impacted by delinquency status and debt service coverage generated by the borrowers’ business and fluctuations in the value of real estate collateral. Management considers delinquency status to be the most meaningful indicator of the credit quality of one-to-four single family residential, home equity loans and lines of credit and other consumer loans. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process Guaranty refers to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a portfolio of newer loans. Guaranty considers the majority of its loans to be “seasoned” and that the credit quality and current level of delinquencies and defaults represents the level of reserve needed in the allowance for loan losses. If delinquencies and defaults were to increase, Guaranty may be required to increase its provision for loan losses, which would adversely affect its results of operations and financial condition.

Delinquency statistics are updated at least monthly. Internal risk ratings are considered the most meaningful indicator of credit quality for new commercial and industrial, construction, and commercial real estate loans. Internal risk ratings are a key factor in identifying loans that are individually evaluated for impairment and impact management’s estimates of loss factors used in determining the amount of the allowance for loan losses. Internal risk ratings are updated on a continuous basis.

Loans are considered impaired when, based on current information and events, it is probable Guaranty will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Guaranty’s policy requires measurement of the allowance for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan’s observable market price. At December 31, 2017 and December 31, 2016, all significant impaired loans have been determined to be collateral dependent and the allowance for loss has been measured utilizing the estimated fair value of the collateral.

From time to time, Guaranty modifies its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by Guaranty that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. Guaranty reviews each troubled debt restructured loan and determine on a case by case basis if the loan is subject to impairment and the need for a specific allowance for loan loss allocation. An allowance for loan loss allocation is based on either the present value of estimated future cash flows or the estimated fair value of the underlying collateral.

Guaranty has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and include personal guarantees.

Real estate loans are also subject to underwriting standards and processes similar to commercial and industrial loans. These loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. The repayment of real estate loans is generally largely dependent on the successful operation of the property securing the loans or the business conducted on the property securing the loan. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing Guaranty’s real estate portfolio are generally diverse in terms of type and geographic location throughout the State of Texas. This diversity helps Guaranty reduce the exposure to adverse economic events that affect any single market or industry.

Guaranty utilizes methodical credit standards and analysis to supplement its policies and procedures in underwriting consumer loans. Guaranty’s loan policy addresses types of consumer loans that may be originated as well as the underlying collateral, if secured, which must be perfected. The relatively small individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes risk.

Emerging Growth Company.     The JOBS Act permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, Guaranty has “opted out” of this provision. As a result, Guaranty will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. Guaranty’s decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Performance Summary for the Years Ended December 31, 2017 and 2016

Net earnings were $14.4 million for the year ended December 31, 2017, as compared to $12.1 million for the year ended December 31, 2016. This performance resulted in basic earnings per share of $1.41 for the year ended December 31, 2017 as compared to $1.35 for the year ended December 31, 2016. The increase in net earnings over this period was primarily the result of the continued maturity of the de novo locations in both the Central Texas and Dallas/Fort Worth metroplex markets. The increase in earnings per share over this period was due to a 19.1% increase in net earnings compared to a 14.1% increase in the weighted average shares outstanding.

Guaranty’s return on average assets was 0.76% for the year ended December 31, 2017, as compared to 0.68% for the year ended December 31, 2016. Guaranty’s return on average equity was 7.78% for the year ended December 31, 2017, as compared to 8.34% for the year ended December 31, 2016. The increase in Guaranty’s return on average assets was primarily due to an increase in net earnings of 19.1% relative to a smaller increase of 6.9% for total average assets. The decrease in the return on average equity ratio resulted from an increase in average shareholder’s equity of 27.6%, primarily due to Guaranty’s initial public offering, relative to a smaller increase in net earnings of 19.1%.

Guaranty’s net interest margin was 3.38% for the year ended December 31, 2017 and 3.27% for the year ended December 31, 2016. Guaranty’s net interest margin increased as a result of improvements in loan yields due to rising interest rates, compared to smaller increases in the interest rates paid on deposit accounts. Guaranty’s efficiency ratio was 65.61% for the year ended December 31, 2017, as compared to 69.46% for the year ended December 31, 2016. The improvement in efficiency ratio for 2017 is largely attributable to cost savings realized from new and maturing locations during 2017. Applicable elements of income increased 10.4%, while non-interest expense increased only 8.9%, during 2017.

Guaranty’s total assets increased $134.3 million, or 7.3%, to $1.96 billion for the year ended December 31, 2017, compared to $1.83 billion for the year ended December 31, 2016. The increase in Guaranty’s total assets is primarily the result of its loan growth in 2017, which was entirely organic, with its total loans (excluding loans held for sale) increasing $114.1 million, or 9.3%, to $1.35 billion for the year ended December 31, 2017, compared to $1.23 billion for the year ended December 31, 2016. Total shareholders’ equity increased $97.1 million, or 46.1%, to $207.3 million for the year ended December 31, 2017, compared to $141.9 million for the year ended December 31, 2016. The increase in shareholders’ equity was due primarily to the 19.1% increase in net earnings in 2017 and the results of Guaranty’s initial public offering in May 2017.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

Net Interest Income. Guaranty’s operating results depend primarily on its net interest income. Fluctuations in market interest rates impact the yield and rates paid on interest-earning assets and interest-bearing liabilities, respectively. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact Guaranty’s net interest income. To evaluate net interest income, Guaranty measures and monitor (1) yields on its loans and other interest-earning assets, (2) the costs of its deposits and other funding sources, (3) its net interest spread and (4) its net interest margin. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

2017 vs. 2016. Net interest income for the year ended December 31, 2017 was $59.6 million, compared to $53.8 million for the same period in 2016, an increase of $5.8 million, or 10.8%. The increase in net interest income was comprised of a $7.1 million, or 10.9%, increase in interest income offset by a $1.3 million, or 11.8%, increase in interest expense. The growth in interest income was primarily attributable to a $103.3 million, or 8.76%, increase in average loans outstanding for the year ended December 31, 2017, compared to the same period in 2016, as well as a four basis point increase in the yield on total loans. The increase in average loans outstanding was primarily due to organic growth in all of Guaranty’s markets, continuing maturity of de novo and acquired locations in the Central Texas and Dallas/Fort Worth metroplex markets and opening of new locations during 2017 in both Austin and Fort Worth, Texas. The $1.3 million increase in interest expense for the year ended December 31, 2017 was primarily related to a $65.6 million, or 5.6%, increase in average interest-bearing deposits over the same period in 2016. The majority of this increase is due to organic growth, primarily in money market accounts, driven in part by favorable rates that were offered in Guaranty’s Central Texas and Dallas/Fort Worth metroplex markets. For the year ended December 31, 2017, net interest margin and net interest spread were 3.38% and 3.14%, respectively, compared to 3.27% and 3.08% for the same period in 2016, which reflects the increases in interest income discussed above relative to the increases in average interest-earning assets and interest expense, respectively.

2016 vs. 2015. Net interest income for the year ended December 31, 2016 was $53.8 million compared to $47.8 million for the same period in 2015, an increase of $6.1 million, or 12.7%. The increase in net interest income was comprised of an $8.6 million, or 15.4%, increase in interest income offset by a $2.5 million, or 30.6%, increase in interest expense. The growth in interest income was primarily attributable to a $188.0 million, or 19.0%, increase in average loans outstanding for the year ended December 31, 2016, compared to the same period 2015, partially offset by an 11 basis point decrease in the yield on total loans. The increase in average loans outstanding was primarily due to organic growth in all of Guaranty’s markets and continuing maturity of de novo and acquired locations in the Central Texas and Dallas/Fort Worth metroplex markets. The $2.5 million increase in interest expense for the year ended December 31, 2016 was primarily related to a $210.6 million, or 21.8%, increase in average interest-bearing deposits over the same period in 2015. The increase in average interest-bearing deposits was due to organic growth, primarily in money market accounts, driven in part by favorable rates that were offered in Guaranty’s Central Texas and Dallas/Fort Worth metroplex markets. For the year ended December 31, 2016, net interest margin and net interest spread were 3.27% and 3.08%, respectively, compared to 3.33% and 3.17% for the same period in 2015, which reflects the increases in interest income discussed above relative to the increases in average interest-earning assets and interest expense, respectively.

The following table presents an analysis of net interest income and net interest spread for the periods indicated, including average outstanding balances for each major category of interest-earning assets and interest-

bearing liabilities, the interest earned or paid on such amounts, and the average rate earned or paid on such assets or liabilities, respectively. The table also sets forth the net interest margin on average total interest-earning assets for the same periods. Interest earned on loans that are classified as nonaccrual is not recognized in income; however the balances are reflected in average outstanding balances for the period. For the years ended December 31, 2017, 2016 and 2015, the amount of interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	For the Years Ended December 31,
	2017			2016			2015
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earnings assets:
Total loans(1)	$1,283,253	$61,014	4.75%	$1,179,938	$55,565	4.71%	$991,889	$47,845	4.82%
Securities available for sale	223,095	5,081	2.28%	198,372	3,723	1.88%	233,484	4,393	1.88%
Securities held to maturity.	182,549	4,409	2.42%	182,870	4,678	2.56%	126,659	3,453	2.73%
Nonmarketable equity securities	7,134	465	6.52%	8,547	271	3.17%	7,450	91	1.22%
Interest-bearing deposits in other banks	70,692	813	1.15%	78,232	471	0.60%	72,997	300	0.41%

Total interest-earning assets	1,766,723	$71,782	4.06%	1,647,959	$64,708	3.93%	1,432,479	$56,082	3.92%

Allowance for loan losses	(12,217)			(10,826)			(8,701)
Noninterest-earnings assets	144,971			139,575			127,470

Total assets	$1,899,477			$1,776,708			$1,551,248

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,241,115	$10,604	0.85%	$1,175,520	$9,050	0.77%	$964,900	$6,524	0.68%
Advances from FHLB and fed funds purchased	46,268	472	1.02%	62,961	299	0.47%	104,157	674	0.65%
Other debt	6,711	301	4.49%	13,198	586	4.44%	10,578	497	4.70%
Subordinated debentures	15,902	724	4.55%	20,313	882	4.34%	14,078	603	4.28%
Securities sold under agreements to repurchase	13,306	51	0.38%	13,011	51	0.39%	11,223	25	0.22%

Total interest-bearing liabilities	1,323,302	12,152	0.92%	1,285,003	10,868	0.85%	1,104,936	8,323	0.75%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	384,049			340,240			301,288
Consideration payable	—			—			3,735
Accrued interest and other liabilities	6,648			6,080			5,335

Total noninterest-bearing liabilities	390,697			346,320			310,358
Shareholders’ equity	185,478			145,385			135,954

Total liabilities and shareholders’ equity	$1,899,477			$1,776,708			$1,551,248

Net interest rate spread(2)			3.14%			3.08%			3.17%

Net interest income		$59,630			$53,840			$47,759

Net interest margin(3)			3.38%			3.27%			3.33%

(1)	Includes average outstanding balances of loans held for sale of $1.7 million, $3.0 million and $4.4 million for the years ended December 31, 2017, 2016 and 2015 respectively.
(2)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(3)	Net interest margin is equal to net interest income divided by average interest-earning assets.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Years Ended December 31, 2017 vs. 2016			For the Years Ended December 31, 2016 vs. 2015
	Increase (Decrease) Due to Change in		Total Increase (Decrease)	Increase (Decrease) Due to Change in		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Total loans	$4,912	$537	$5,449	$8,856	$(1,136)	$7,720
Securities available for sale	563	795	1,358	(659)	(11)	(670)
Securities held to maturity	(8)	(261)	(269)	1,438	(213)	1,225
Nonmarketable equity securities	(92)	286	194	35	145	180
Interest-earning deposits in other banks	(87)	429	342	32	139	171

Total increase (decrease) in interest income	$5,288	$1,786	$7,074	$9,702	$(1,076)	$8,626

Interest-bearing liabilities:
Interest-bearing deposits	$560	$994	$1,554	$1,622	$904	$2,526
Advances from FHLB and Fed funds Purchased	(170)	343	173	(196)	(179)	(375)
Other debt	(291)	6	(285)	116	(27)	89
Subordinated debentures	(201)	43	(158)	271	8	279
Securities sold under agreements to repurchase	1	(1)	—	7	19	26

Total (decrease) increase in interest expense	(101)	1,385	1,284	1,820	725	2,545

Increase (decrease) in net interest income	$5,389	$401	$5,790	$7,882	$(1,801)	$6,081

Provision for Loan Losses. The provision for loan losses is a charge to income in order to bring Guaranty’s allowance for loan losses to a level deemed appropriate by management. For a description of the factors taken into account by Guaranty’s management in determining the allowance for loan losses see “Management’s Discussion and Analysis of Financial Condition and Results and Operations—Financial Condition—Allowance for Loan Losses” beginning on page 149. The provision for loan losses for the year ended December 31, 2017 was $2.9 million compared to $3.6 million for the year ended December 31, 2016. As of December 31, 2017 and December 31, 2016, Guaranty’s allowance for loan and lease losses was $12.9 million and $11.5 million, respectively, which were comprised of general allowance reserves of $12.7 million and $11.2 million, respectively, with specific reserves allocated to cover classified and problem loans of $134,000 and $253,000, respectively. The decrease in provision expense was primarily due to improved credit quality and loan growth at a slower rate during 2017 than during 2016. As of December 31, 2017, there was $9.3 million in loan balances past due 30 or more days and $4.0 million in loan balances for nonperforming (nonaccrual) loans, compared to $11.7 million and $4.4 million, respectively, for the year ended December 31, 2016.

The provision for loan losses for the year ended December 31, 2016 increased $1.5 million to $3.6 million compared to $2.2 million for the year ended December 31, 2015. As of December 31, 2016 and December 31, 2015, Guaranty’s general allowance reserves were $11.2 million and $8.7 million, respectively, with specific reserves allocated to cover classified and problem loans of $253,000 and $527,000, respectively. The increase in provision expense was primarily due to the growth in total loans of $176.5 million, or 16.5%, to $1.25 billion for the year ended December 31, 2016, from $1.07 billion for the year ended December 31, 2015, which resulted in a $2.5 million increase in general allowance reserves. As of December 31, 2016, there was $11.7 million in loan balances past due 30 or more days and $4.4 million in loan balances for nonperforming (nonaccrual) loans, compared to $9.7 million and $2.4 million, respectively, for the year ended December 31, 2015. However, the specific reserves associated with these loans decreased due to improvements in the values of the underlying collateral that secure those loans, leading to a $274,000 decrease in specific reserves for the year ended December 31, 2016 over the year ended December 31, 2015 that partially offset the increase in general reserves driven by Guaranty’s loan growth.

Net charge-offs for the year ended December 31, 2017 totaled $1.5 million, or 0.11%, of total loans, compared to net charge-offs of $1.4 million, or 0.11%, and net charge-offs of $633,000, or 0.06%, for the same periods in 2016 and 2015, respectively. During 2017, the volume of smaller dollar consumer loan charge-offs increased compared to prior years but there were no individual loan charge-offs that were greater than $500,000. The increase in net charge-offs for the year ended December 31, 2016, from the year ended December 31, 2015, was primarily due to one borrowing relationship with a charge-off amount of $1.2 million in which the assets were repossessed and some of which are currently held for sale.

Noninterest Income. Guaranty’s primary sources of recurring noninterest income are service charges on deposit accounts, merchant and debit card fees, fiduciary income, gains on the sale of loans, and income from bank-owned life insurance. Noninterest income does not include loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method.

For the year ended December 31, 2017, noninterest income totaled $14.3 million, an increase of $1.3 million, or 9.7%, compared to $13.0 million for the year ended December 31, 2016. For the year ended December 31, 2016, noninterest income increased $1.5 million, or 13.4%, from $11.5 million for the year ended December 31, 2015. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,		Increase (Decrease)	For the Years Ended December 31,		Increase (Decrease)
	2017	2016	2017 v. 2016	2016	2015	2016 v. 2015
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$3,746	$3,530	$216	$3,530	$3,493	$37
Merchant and debit card fees	3,119	2,741	378	2,741	2,737	4
Fiduciary income	1,463	1,405	58	1,405	1,432	(27)
Gain on sales of loans	1,981	1,718	263	1,718	1,053	665
Bank-owned life insurance income	461	453	8	453	421	32
Gain on sales of investment securities	167	82	85	82	77	5
Loan processing fee income	597	622	(25)	622	501	121
Other	2,745	2,465	280	2,465	1,769	696

Total noninterest income	$14,279	$13,016	$1,263	$13,016	$11,483	$1,533

Service Charges on Deposit Accounts. Guaranty earns fees from its customers for deposit-related services, and these fees constitute a significant and predictable component of its noninterest income. Service charges on deposit accounts were $3.7 million for the year ended December 31, 2017, which increased over the same period in 2016 by $216,000, or 6.1%. The increase was due in part to growth in deposit accounts of 6.3% during the period and in part due to Guaranty’s charging services fees to the commercial account analysis deposit accounts that Guaranty acquired from DCB Financial and Texas Leadership Bank, which Guaranty did not do in 2016 and 2015. Service charges on deposit accounts increased $37,000, or 1.06%, in 2016 compared to 2015. This increase was relatively small compared to Guaranty’s deposit growth during the same period because the commercial account analysis deposit accounts that Guaranty acquired from DCB Financial and Texas Leadership Bank were not charged service fees during 2016 or 2015.

Merchant and Debit Card Fees. Guaranty earns interchange income related to the activity of its customers’ merchant debit card usage. Debit card interchange income was $3.1 million and $2.7 million for the years ended December 31, 2017 and 2016, respectively, an increase of $378,000, or 13.8%. The increase was primarily due to growth in the number of demand deposit accounts and debit card usage volume during 2017. Debit card income remained flat for the year ended December 31, 2016 compared to the same period in 2015, but related debit card expenses decreased $268,000, or 22.3%, during 2016 due to the conversion from Visa® to Mastercard® and the negotiation of better pricing, resulting in an overall increase in related net income. See “Management’s Discussion and Analysis of Financial Condition and Results and Operations—Results of Operations for the Years Ended December 31, 2017, 2016 and 2015—ATM and Debit Card Expense” beginning on page 142.

Fiduciary Income. Guaranty has trust powers and provides fiduciary and custodial services through its trust and wealth management division. Fiduciary income was $1.5 million and $1.4 million for the years ended December 31, 2017 and 2016, respectively, increasing by $58,000, or 4.13%. Fees increased in part due to an increase in fee schedules implemented during the year. Additionally, revenue for Guaranty’s services fluctuates by month with the market value for all publicly-traded assets held in its investment management and fiduciary accounts, while a flat percentage is charged for custody-only assets based on the book value. Revenues increased at a lower rate than the market value of the managed assets primarily because of fluctuations in month-end market values of the investment management accounts. Total managed assets held as of December 31, 2017 were $310.5 million, of which $175.5 million, or 56.5%, were in custody-only services. Total managed assets held as of December 31, 2016 were $265.7 million, of which $149.7 million, or 56.3%, were in custody-only services. Fiduciary income was $1.4 million for the years ended December 31, 2016 and 2015, despite an increase in the total managed assets from $253.1 million as of December 31, 2015 to $265.7 million as of December 31, 2016. Revenue remained flat primarily because of fluctuations in month-end market values of the investment management and fiduciary accounts.

Gain on Sales of Loans. Guaranty originates long-term fixed-rate mortgage loans for resale into the secondary market. Guaranty’s mortgage originations sold were $64.8 million for the year ended December 31, 2017, compared to $62.6 million for the year ended December 31, 2016. For the year ended December 31, 2015, Guaranty’s mortgage originations sold were $59.2 million. Gain on sales of loans was $2.0 million for the year ended December 31, 2017, an increase of $263,000, or 15.3%, compared to $1.7 million for the same period in 2016, which reflects an increase in the number of loans sold and the amount of gain per loan sold. Gain on sales of loans increased by $665,000, or 63.15%, from $1.1 million in 2015 to $1.7 million in 2016, which reflects an increase in the number of loans sold and the amount of gain per loan sold.

Bank-Owned Life Insurance. Guaranty invests in bank-owned life insurance due to its attractive nontaxable return and protection against the loss of its key employees. Guaranty records income based on the growth of the cash surrender value of these policies as well as the annual yield net of fees and charges, including mortality charges. Income from bank-owned life insurance increased slightly by $8,000, or 1.8%, for the year ended December 31, 2017 compared to the same period in 2016, primarily due to the purchase of $850,000 of additional bank-owned life insurance in the fourth quarter of 2017, which was partially offset by a decrease in tax equivalent yields on these policies from 4.00% in 2016 to 3.84% in 2017. Income for the year ending December 31, 2016 increased $32,000, or 7.6%, from the year ending December 31, 2015. The increase in income was primarily due to the purchase of $445,000 of additional bank-owned life insurance in 2016, which was partially offset by a decrease in tax equivalent yields on these policies from 4.15% for 2015 compared to 4.00% for 2016.

Gain on Sales of Investment Securities. Guaranty recorded a gain on sales of securities in the amounts of $167,000, $82,000 and $77,000 for the years ended December 31, 2017, 2016 and 2015, respectively. The gains taken in each year relate to securities sold that had higher yields in the current markets, but that management believed also had higher volatility risk in an increasing interest rate environment. Accordingly, Guaranty sold these securities and recorded gains on the sales in an effort to decrease its interest rate risk.

Loan Processing Fee Income. Revenue earned from collection of loan processing fees decreased $25,000, or 4.02%, to $597,000 for the year ended December 31, 2017 from $622,000 for the year ended December 31, 2016. The slight decrease in loan processing fee income is attributable primarily to waiving of certain of these fees in Guaranty’s newer growth markets to facilitate loan growth during the period. Loan processing fees increased $121,000, or 24.15%, for the year ended December 31, 2016, from $501,000 for the year ended December 31, 2015, which was attributable primarily to an increase in volume of newly originated, renewed or extended loans during the period.

Other. This category includes a variety of other income producing activities, including mortgage loan origination fees, wire transfer fees, stop payment fees, loan administration fees, and other fee income. Other noninterest income increased $280,000, or 11.36%, in 2017 compared to 2016 due primarily to increases in wire transfer volume and related fees, fees from in-house appraisal reviews that were outsourced in prior years and increased mortgage related income due to increased mortgage origination volume. Other income increased $696,000, or 39.34%, in 2016 compared to 2015 primarily due to the growth in Guaranty’s loan portfolio and increased mortgage origination volume causing an increase in fee income generated from loan administration fees and income from mortgage loan origination and processing fees.

Noninterest Expense. Generally, noninterest expense is composed of all employee expenses and costs associated with operating Guaranty’s facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization of Guaranty’s facilities and furniture, fixtures and office equipment, professional and regulatory fees, including FDIC assessments, data processing expenses, and advertising and promotion expenses.

For the year ended December 31, 2017, noninterest expense totaled $48.4 million, an increase of $2.0 million, or 4.3%, compared to $46.4 million for the same period in 2016. Noninterest expense increased $3.8 million, or 8.9%, for the year ended December 31, 2016, compared to the same period in 2015. The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,		Increase (Decrease)	For the Years Ended December 31,		Increase (Decrease)
	2017	2016	2017 v. 2016	2016	2015	2016 v. 2015
	(Dollars in thousands)
Employee compensation and benefits	$27,078	$25,611	$1,467	$25,611	$22,469	$3,142
Non-staff expenses:
Occupancy expenses	7,400	6,870	530	6,870	6,468	402
Amortization	1,033	980	53	980	951	29
Software support fees	2,089	1,870	219	1,870	1,840	30
FDIC insurance assessment fees	671	1,200	(529)	1,200	743	457
Legal and professional fees	2,061	1,935	126	1,935	2,064	(129)
Advertising and promotions	1,193	1,015	178	1,015	918	97
Telecommunication expense	526	609	(83)	609	572	37
ATM and debit card expense	899	933	(34)	933	1,201	(268)
Director and committee fees	1,064	940	124	940	859	81
Other	4,368	4,417	(49)	4,417	4,509	(92)

Total noninterest expense	$48,382	$46,380	$2,002	$46,380	$42,594	$3,786

Employee Compensation and Benefits. Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $27.1 million for the year ended December 31, 2017, an increase of $1.5 million, or 5.7%, compared to $25.6 million for the same period in 2016. The increase was due primarily to an increase in the number of employees from 397 to 407, as well as increased health insurance expenses, benefit plan expenses and payroll taxes. Salaries and employee benefits increased $3.1 million, or 14.0%, for the year ended December 31, 2016, as compared to $22.5 million for the same period in 2015, primarily due to an increase in the number of employees from 379 to 397.

Occupancy Expenses. Occupancy expenses were $7.4 million and $6.9 million for the years ended December 31, 2017 and 2016, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation totaling $3.2 million for each of the years ended December 31, 2017 and 2016. The increase of $530,000, or 7.7%, in occupancy expenses for 2017 compared to 2016 was due primarily to increased lease expense due to new locations in Austin and Fort Worth, as well as additional automated teller machine servicing expenses and security updates. Expense associated with occupancy of premises increased $402,000, or 6.2%, for the year ended December 31, 2016, as compared to $6.5 million for the same period of 2015, and related depreciation expenses increased $225,000 from $3.0 million, or 7.6%. The increase of $402,000 in occupancy expenses for 2016 compared to 2015 was due primarily to increased lease and rental expense due to new locations in Denton and Rockwall and increased depreciation from additional furniture, fixtures and office equipment, which was partially offset by decreases in automobile expense and utility expense.

Amortization. Amortization costs include amortization of software and core deposit premiums. Amortization costs were $1.0 million for the year ended December 31, 2017, an increase of $53,000, or 5.4%, compared to $980,000 for the same period of 2016. Amortization costs for the year ended December 31, 2016 increased $29,000, or 3.0%, compared to $951,000 for the same period of 2015. The increases in amortization costs in 2016 and 2017 were primarily due to amortization from core deposit intangibles resulting from the acquisitions of DCB Financial and Texas Leadership Bank, as well as additional software purchases required to support Guaranty’s expansion and to build the infrastructure needed for growth in the volume of its business.

Software Support. Software support expenses were $2.1 million for the year ended December 31, 2017 and $1.9 million for the same period in 2016. The increase of $219,000, or 11.71%, was primarily attributable to incremental processing fees resulting from growth in volume of Guaranty’s loan and deposit accounts, as well as increased support fees from movement to a higher asset tier for Guaranty’s core processing software and the migration of traditional telecommunication lines at some locations to a cloud-based method of delivering communication lines, the expense of which is including in software support expenses rather than telecommunications expenses. Software support expenses increased $30,000, or 1.63%, in 2016 from $1.8 million for the year ended December 31, 2015. The increase was primarily attributable to incremental processing fees resulting from the growth in the volume of Guaranty’s loan and deposit accounts.

FDIC Assessment Fees. FDIC assessment fees were $671,000 and $1.2 million for the years ended December 31, 2017 and 2016, respectively. The decrease of $529,000, or 44.1%, resulted from the effect of an update in Guaranty’s accounting methodology related to accrual of the assessment fees during 2016. FDIC assessment fees increased $457,000, or 61.51%, for the year ended December 31, 2016, compared to fees of $743,000 for the same period in 2015, also as a result of the change in accounting methodology described above.

Legal and Professional Fees. Legal and professional fees, which include audit, loan review and regulatory assessments, were $2.1 million and $1.9 million for the years ended December 31, 2017 and 2016, respectively. The increase of $126,000, or 6.5%, was primarily due to increases in legal, audit and professional fees as a result of Guaranty’s public company reporting requirements. The decrease of $129,000, or 6.3%, for the year ended December 31, 2016, compared to $2.1 million for the year ended December 31, 2015, was primarily due to cancellation of services for a third-party investment advisory firm related to Guaranty’s Wealth Management Group during the period, which was partially offset by increases in legal fees and audit fees.

Advertising and Promotions. Advertising and promotion related expenses were $1.2 million and $1.0 million for the years ended December 31, 2017 and 2016, respectively. The increase of $178,000, or 17.5%, was primarily due to increases in advertising expense in Guaranty’s growth markets, especially Central Texas and the Dallas/Fort Worth metroplex. The increase of $97,000, or 10.6%, for the year ended December 31, 2016, compared to $918,000 for the year ended December 31, 2015, was primarily due to additional advertising expenses related to Guaranty’s two new locations in Denton, Texas and completion of a direct mail campaign in Bryan/College Station, Texas.

Telecommunication Expense. Telecommunications expenses include telephone, internet and television/cable expenses, which were $526,000 and $609,000 for the years ended December 31, 2017 and 2016, respectively. The decrease of $83,000, or 13.6%, was primarily due to the migration of traditional telecommunication lines at some locations to a cloud-based method of delivering communication lines, the cost of which is included with software support expenses. The increase of $37,000, or 6.5%, for the year ended December 31, 2016, compared to $572,000 for the year ended December 31, 2015, was primarily due to an increase in the number of locations utilizing telecommunication services during the period.

ATM and Debit Card Expense. Guaranty pays processing fees related to the activity of Guaranty’s customers’ ATM and debit card usage. ATM and debit card expenses were $899,000 and $933,000 for the years ended December 31, 2017 and 2016, respectively. Guaranty’s expenses decreased $34,000, or 3.6%, due to triggering of agreed upon contract renewal incentives during the period. ATM and debit card expense decreased $268,000, or 22.3%, for the year ended December 31, 2016, compared to $1.2 million for the year ended December 31, 2015, due primarily to Guaranty’s conversion from Visa® to Mastercard® as its ATM and debit card partner and better negotiated pricing with Mastercard®.

Director and Committee Fees. Guaranty pays fees to its board of directors for their attendance at board and committee meetings for both Guaranty and GBT. Director and committee fees paid were $1.1 million and $940,000 for the years ended December 31, 2017 and 2016. The expense increased $124,000, or 13.2%, due to an increase in the per meeting fees paid to directors for 2017 and the addition of one new board member. Director and committee fees increased for the year ended December 31, 2016, by $81,000, or 9.4%, compared to $859,000 for the year ended December 31, 2015. This increase was due to the addition of two new board members in 2016.

Other. This category includes operating and administrative expenses, such as stock option expense, expenses and losses related to repossession of assets, small hardware and software purchases, expense of the value of stock appreciation rights, losses incurred on problem assets, losses on sale of other real estate owned and other assets, other real estate owned expense and write-downs, business development expenses (i.e., travel and entertainment, charitable contributions and club memberships), insurance and security expenses. Other noninterest expense remained consistent at $4.4 million for the years ended December 31, 2017 and 2016, with a slight decrease of $49,000, or 1.1%. The decrease was primarily due to overall improved efficiencies and decreases in expenses such as office supplies and loan filing expenses. Other noninterest expense decreased $92,000, or 2.04%, in 2016 compared to 2015, due primarily to no acquisition-related expenses during 2016, as well as lower losses sustained.

Income Tax Expense. The amount of income tax expense Guaranty incurs is influenced by the amounts of its pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Tax Cuts and Jobs Act of 2017 was signed into law by President Trump on December 22, 2017, and reduced the corporate tax rate, for taxable years beginning on or after January 1, 2018, from 35% to 21%. As a result of the signing of this law, Guaranty recorded during the fourth quarter of 2017, a one-time, non-cash charge to income tax provision of $1.7 million to reduce the value of Guaranty’s net deferred tax assets due to the new tax rate at which they are expected to reverse.

For the years ended December 31, 2017, 2016, and 2015, income tax expense totaled $8.2 million, including the one-time deferred tax asset adjustment of $1.7 million described above, $4.7 million and $4.4 million, respectively. Guaranty’s effective tax rate for the years ended December 31, 2017, 2016 and 2015 was 36.3%, 28.0%, and 30.1%, respectively.

Financial Condition

Guaranty’s total assets increased $134.3 million, or 7.3%, from $1.8 billion as of December 31, 2016 to $2.0 billion as of December 31, 2017. Guaranty’s asset growth in 2017 was primarily due to organic growth in its traditional East Texas market and its Central Texas and Dallas/Fort Worth metroplex markets, including the opening of de novo branches in Austin and Fort Worth, Texas, by enhancing Guaranty’s lending and deposit relationships with existing customers and attracting new customers, as well as cross-selling its deposit and treasury management products. Total assets increased $145.7 million, or 8.7%, from $1.7 billion as of December 31, 2015 to $1.8 billion as of December 31, 2016. Guaranty’s growth in 2016 was achieved organically as well, with growth in both its traditional East Texas markets and in its maturing Central Texas and Dallas/Fort Worth metroplex markets.

Loan Portfolio. Guaranty’s primary source of income is interest earned on loans to small- to medium-sized businesses, commercial companies, professionals and individuals located in its primary market areas. A substantial portion of Guaranty’s loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in its primary market areas. Guaranty’s loan portfolio represents the highest yielding component of its earning asset base.

As of December 31, 2017, total loans, excluding deferred loan fees, were $1.4 billion, an increase of $115.6 million, or 9.3%, compared to $1.2 billion as of December 31, 2016. The increase during 2017 was primarily due to continued organic growth in Guaranty’s primary market areas and opening of new locations in Austin and Fort Worth, Texas. Total loans as of December 31, 2016 represented an increase of $176.5 million, or 16.5%, compared to $1.1 billion as of December 31, 2015. The increase during 2016 was primarily due to Guaranty’s continued organic growth in its primary market areas and the maturation of newer locations opened or acquired in the Central Texas and Dallas/Fort Worth metroplex markets. In addition to these amounts, $1.9 million, $2.6 million and $3.9 million in loans were classified as held for sale as of December 31, 2017, 2016 and 2015, respectively.

Total loans, excluding loans held for sale, as a percentage of deposits were 81.1%, 78.9% and 72.8% as of December 31, 2017, 2016 and 2015, respectively. Total loans, excluding loans held for sale, as a percentage of assets were 69.3%, 68.0% and 63.4% as of December 31, 2017, 2016 and 2015, respectively.

The following table summarizes Guaranty’s loan portfolio by type of loan as of the dates indicated:

	As of December 31,
	2017		2016		2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$197,508	14.53%	$223,712	17.98%	$181,716	17.02%	$139,258	17.71%	$140,207	20.10%
Real estate:
Construction and development	196,774	14.47%	129,631	10.42%	122,904	11.51%	77,760	9.89%	57,483	8.24%
Commercial real estate	418,137	30.76%	368,077	29.59%	301,910	28.29%	205,648	26.15%	170,500	24.45%
Farmland	59,023	4.34%	62,366	5.01%	47,668	4.47%	34,131	4.34%	25,850	3.71%
1-4 family residential	374,371	27.54%	361,665	29.07%	312,306	29.26%	245,889	31.26%	227,491	32.62%
Multi-family residential	36,574	2.69%	26,079	2.10%	30,395	2.85%	24,075	3.06%	16,301	2.34%
Consumer and overdrafts	51,561	3.79%	53,494	4.30%	50,954	4.77%	44,439	5.65%	44,900	6.44%
Agricultural	25,596	1.88%	18,901	1.52%	19,524	1.83%	15,319	1.95%	14,672	2.10%

Total loans held for investment	$1,359,544	100.00%	$1,243,925	100.00%	$1,067,377	100.00%	$786,519	100.00%	$697,404	100.00%

Total loans held for sale	$1,896		$2,563		$3,867		$3,915		$7,118

Commercial and Industrial Loans. Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and effectively. These loans are primarily made based on the identified cash flows of the borrower, and secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees. Commercial and industrial loans decreased $26.2 million, or 11.7%, to $197.5 million as of December 31, 2017 from $223.7 million as of December 31, 2016. Commercial and industrial loans as of December 31, 2016 represented an increase of $42.0 million, or 23.1%, from $181.7 million as of December 31, 2015. The fluctuations in the commercial and industrial portfolio in both years is primarily due to normal variances in the balances of underlying lines of credit.

Construction and Development. Construction and land development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing the portfolio are located throughout Texas and are generally diverse in terms of type. Construction and development loans increased $67.1 million, or 51.8%, to $196.8 million as of December 31, 2017 from $129.6 million as of December 31, 2016. Construction and development loans as of December 31, 2016 represented an increase of $6.7 million, or 5.5%, from $122.9 million as of December 31, 2015. The increases resulted from continued organic growth, especially in Guaranty’s Central Texas and Dallas/Fort Worth metroplex markets, as well as increases in market demand and its decision in 2017 to seek a larger volume of such loans due to Guaranty’s belief that its loan portfolio was sufficiently diverse to sustain them.

1-4 Family Residential. Guaranty’s 1-4 family residential loan portfolio is comprised of loans secured by 1-4 family homes, which are both owner occupied and investor owned. Guaranty’s 1-4 family residential loans have a relatively small balance spread between many individual borrowers compared to its other loan categories. Guaranty’s 1-4 family residential loans increased $12.7 million, or 3.5%, to $374.4 million as of December 31, 2017 from $361.7 million as of December 31, 2016. Guaranty’s 1-4 family residential loans as of December 31, 2016 represented an increase of $49.4 million, or 15.8%, from $312.3 million as of December 31, 2015. This increases in both years were primarily the result of continued organic growth.

Commercial Real Estate. Commercial real estate loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located primarily within Guaranty’s markets and are generally diverse in terms of type. This diversity helps reduce Guaranty’s exposure to adverse economic events that affect any single industry. Commercial real estate loans increased

$50.1 million, or 13.6%, to $418.1 million as of December 31, 2017 from $368.1 million as of December 31, 2016. Commercial real estate loans as of December 31, 2016 represented an increase of $66.2 million, or 21.9%, from $301.9 million as of December 31, 2015. The increase in commercial real estate loans during these periods was mostly driven by a general increase in lending activity, primarily in its Central Texas and Dallas/Fort Worth metroplex markets.

Other Loan Categories. Other categories of loans included in Guaranty’s loan portfolio include farmland and agricultural loans made to farmers and ranchers relating to their operations, multi-family residential loans and consumer loans. None of these categories of loans represents a significant portion of its total loan portfolio.

Contractual Loan Maturities. The contractual maturity ranges of loans in Guaranty’s loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

	As of December 31, 2017
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$106,487	$62,367	$28,654	$197,508
Real estate:
Construction and development	70,911	57,123	68,740	196,774
Commercial real estate	15,955	65,600	336,582	418,137
Farmland	5,049	4,478	49,496	59,023
1-4 family residential	24,514	26,653	323,204	374,371
Multi-family residential	20,385	8,021	8,168	36,574
Consumer	15,494	33,602	2,465	51,561
Agricultural	15,500	10,018	78	25,596

Total loans	$274,295	$267,862	$817,387	$1,359,544

Amounts with fixed rates	$212,237	$204,396	$69,607	$486,240
Amounts with floating rates	$62,058	$63,466	$747,780	$873,304

	As of December 31, 2016
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$102,728	$89,827	$31,157	$223,712
Real estate:
Construction and development	70,910	29,553	29,168	129,631
Commercial real estate	14,124	59,389	294,564	368,077
Farmland	15,948	2,796	43,622	62,366
1-4 family residential	30,211	22,810	308,644	361,665
Multi-family residential	757	8,515	16,807	26,079
Consumer	16,911	33,398	3,185	53,494
Agricultural	11,177	7,627	97	18,901

Total loans	$262,766	$253,915	$727,244	$1,243,925

Amounts with fixed rates	$196,734	$195,603	$82,967	$475,304
Amounts with floating rates	$66,032	$58,312	$644,277	$768,621

	As of December 31, 2015
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$85,947	$58,319	$37,450	$181,716
Real estate:
Construction and development	52,613	33,660	36,631	122,904
Commercial real estate	15,514	47,638	238,758	301,910
Farmland	9,845	5,276	32,547	47,668
1-4 family residential	15,982	28,851	267,473	312,306
Multi-family residential	1,233	8,697	20,465	30,395
Consumer	15,313	32,607	3,034	50,954
Agricultural	12,000	7,422	102	19,524

Total loans	$208,447	$222,470	$636,460	$1,067,377

Amounts with fixed rates	$160,894	$167,579	$86,755	$415,228
Amounts with floating rates	$47,553	$54,891	$549,705	$652,149

Nonperforming Assets. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, Guaranty places loans on nonaccrual status when they become 90 days past due. Guaranty also places loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are, in management’s opinion, reasonably assured.

Guaranty believes its conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. Guaranty has several procedures in place to assist Guaranty in maintaining the overall quality of its loan portfolio. Guaranty has established underwriting guidelines to be followed by its bankers, and Guaranty also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that Guaranty’s loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Guaranty had $8.7 million in nonperforming assets as of December 31, 2017, compared to $9.6 million and $4.2 million as of December 31, 2016 and 2015, respectively. Guaranty had $4.0 million in nonperforming loans as of December 31, 2017, compared to $4.4 million and $2.4 million as of December 31, 2016 and 2015, respectively. Guaranty’s nonperforming assets and nonperforming loans were slightly decreased, by $917 and $405 respectively, as of December 31, 2017 compared to December 31, 2016, despite increases of 7.3% and 9.3% in its total assets and total loans, respectively, as of those same dates. The $2.0 million increase in Guaranty’s nonperforming loans from December 31, 2015 to December 31, 2016 primarily relates to the downgrade of one loan relationship in the amount of $1.2 million that was previously classified as accrual in accordance with the terms of its loan policy. The increase in repossessed assets owned from December 31, 2015 to December 31, 2016 primarily relates to one loan in the amount of $5.3 million. During the years ending December, 31 2016 and 2017, portions of the underlying repossessed assets related to this one loan relationship were sold for $1.8 million and $1.1 million, respectively.

The following table presents information regarding nonperforming assets at the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Nonaccrual loans	$4,004	$4,409	$2,431	$4,077	$7,233
Accruing loans 90 or more days past due	—	—	—	—	—

Total nonperforming loans	4,004	4,409	2,431	4,077	7,233

Other real estate owned:
Commercial real estate, construction and development, and farmland	758	1,074	1,075	70	604
Residential real estate	1,486	618	618	742	758

Total other real estate owned	2,244	1,692	1,693	812	1,362
Repossessed assets owned	2,466	3,530	116	106	236

Total other assets owned	4,710	5,222	1,809	918	1,598

Total nonperforming assets	$8,714	$9,631	$4,240	$4,995	$8,831

Restructured loans-nonaccrual	$—	$43	$160	$685	$877
Restructured loans-accruing	$657	$462	$3,541	$2,574	$1,422
Ratio of nonperforming loans to total loans(1)(2)	0.29%	0.35%	0.23%	0.52%	1.04%
Ratio of nonperforming assets to total assets	0.44%	0.53%	0.25%	0.37%	0.71%

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Nonaccrual loans by category:
Commercial and industrial	$77	$82	$118	$507	$707
Real estate:
Construction and development	—	1,825	—	—	173
Commercial real estate	1,422	415	77	672	1,372
Farmland	163	176	169	184	692
1-4 family residential	1,937	1,699	1,829	2,614	3,840
Multi-family residential	217	5	—	—	—
Consumer	138	192	238	99	307
Agricultural	50	15	—	1	142

Total	$4,004	$4,409	$2,431	$4,077	$7,233

(1)	Excludes loans held for sale of $1.9 million, $2.6 million, $3.9 million, $3.9 million and $7.1 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(2)	Restructured loans-nonaccrual are included in nonaccrual loans, which are a component of nonperforming loans.

Potential Problem Loans. From a credit risk standpoint, Guaranty classifies loans in one of five categories: pass, special mention, substandard, doubtful or loss. Within the pass category, Guaranty classifies loans into one of the following four subcategories based on perceived credit risk, including repayment capacity and collateral security: superior, excellent, good and acceptable. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. Guaranty reviews the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is believed to be inherent in each credit as of each monthly reporting period. Guaranty’s methodology is structured so that specific reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated special mention show clear signs of financial weaknesses or deterioration in creditworthiness; however, such concerns are not so pronounced that Guaranty generally expect to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits with a lower rating.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses which exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated as doubtful have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

Credits rated as loss are charged-off. Guaranty has no expectation of the recovery of any payments in respect of credits rated as loss.

The following table summarizes the internal ratings of Guaranty’s loans as of the dates indicated.

	As of December 31, 2017
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Commercial and industrial	$196,890	$348	$270	$—	$—	$197,508
Real estate:
Construction and development	196,515	259	—	—	—	196,774
Commercial real estate	412,488	1,135	4,514	—	—	418,137
Farmland	58,623	226	174	—	—	59,023
1-4 family residential	373,154	442	775	—	—	374,371
Multi-family residential	16,073	20,284	217	—	—	36,574
Consumer	51,409	65	87	—	—	51,561
Agricultural	24,650	454	492	—	—	25,596

Total	$1,329,802	$23,213	$6,529	$—	$—	$1,359,544

	As of December 31, 2016
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Commercial and industrial	$218,690	$4,299	$706	$17	$—	$223,712
Real estate:
Construction and development	127,802	4	1,825	—	—	129,631
Commercial real estate	360,591	2,021	5,465	—	—	368,077
Farmland	61,717	248	401	—	—	62,366
1-4 family residential	352,196	4,311	5,121	37	—	361,665
Multi-family residential	25,871	—	208	—	—	26,079
Consumer	52,320	524	568	82	—	53,494
Agricultural	17,965	478	458	—	—	18,901

Total	$998,462	$11,885	$14,752	$136	$—	$1,020,213

	As of December 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Commercial and industrial	$169,577	$7,670	$4,356	$113	$—	$181,716
Real estate:
Construction and development
Commercial real estate	121,585	848	337	134	—	122,904
Farmland	294,709	4,360	2,841	—	—	301,910
1-4 family residential	46,606	730	332	—	—	47,668
Multi-family residential	300,690	5,448	6,168	—	—	312,306
Consumer	28,932	1,192	271	—	—	30,395
Agricultural	49,779	710	438	27	—	50,954
Total	18,703	713	108	—	—	19,524

Commercial and industrial	$861,004	$21,671	$14,851	$274	$—	$897,800

Allowance for Loan Losses. Guaranty maintains an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in its loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts, or at all. In determining the allowance for loan losses, Guaranty estimates losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of Guaranty’s loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. See “Management’s Discussion and Analysis of Financial Condition and Results and Operations—Critical Accounting Policies—Allowance for Loan Losses” beginning on page 133.

In connection with the review of its loan portfolio, Guaranty considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements Guaranty considers include:

•	for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, industrial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

•	for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio, operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•	for 1-4 family residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral; and

•	for construction and development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio.

As of December 31, 2017, Guaranty’s allowance for loan losses totaled $12.9 million, or 0.95%, of total loans. As of December 31, 2016, Guaranty’s allowance for loan losses totaled $11.5 million, or 0.92%, of total loans. As of December 31, 2015, Guaranty’s allowance for loan losses totaled $9.3 million, or 0.87%, of total loans.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Average loans outstanding(1)	$1,283,253	$1,179,938	$991,889	$738,539	$659,334

Gross loans outstanding at end of period(2)	$1,359,544	$1,243,925	$1,067,377	$786,519	$697,404

Allowance for loan losses at beginning of the period	11,484	9,263	7,721	7,093	6,354
Provision for loan losses	2,850	3,640	2,175	1,322	1,745
Charge offs:
Commercial and industrial	1,080	1,213	192	241	326
Real Estate:
Construction and development	—	9	6	14	37
Commercial real estate	84	—	53	27	112
Farmland	—	—	—	96	—
1-4 family residential	543	71	215	163	165
Multi-family residential	—	—	—	—	—
Consumer	344	269	219	178	300
Agriculture	242	—	1	—	8
Overdrafts	165	200	227	233	259

Total charge-offs	2,458	1,762	913	952	1,207
Recoveries:
Commercial and industrial	797	17	20	38	20
Real Estate:
Construction and development	—	4	—	4	1
Commercial real estate	—	—	—	1	11
Farmland	—	—	96	—	—
1-4 family residential	23	75	8	1	36
Multi-family residential	—	—	—	—	—
Consumer	108	121	50	90	86
Agriculture	—	—	1	20	6
Overdrafts	55	126	105	104	41

Total recoveries	983	343	280	258	201
Net charge-offs	1,475	1,419	633	694	1,006

Allowance for loan losses at end of period	$12,859	$11,484	$9,263	$7,721	$7,093

Ratio of allowance to end of period loans(2)	0.95%	0.92%	0.87%	0.98%	1.02%
Ratio of net charge-offs to average loans(1)	0.11%	0.12%	0.06%	0.09%	0.15%

(1)	Includes average outstanding balances of loans held for sale of $1.7 million, $3.0 million, $4.4 million, $4.2 million and $6.3 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(2)	Excludes loans held for sale of $1.9 million, $2.6 million, $3.9 million, $3.9 million and $7.1 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

Guaranty believes the successful execution of its expansion strategy through organic growth and strategic acquisitions is generally demonstrated by the upward trend in loan balances from December 31, 2013 to December 31, 2017. Loan balances, excluding loans held for sale, increased from $697.4 million as of December 31, 2013, to $1.36 billion as of December 31, 2017. Net charge-offs have been minimal, representing on average 0.11% of average loan balances during the same period.

Although Guaranty believes that it has established its allowance for loan losses in accordance with GAAP and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for loan losses will be subject to ongoing evaluations of the risks in its loan portfolio. If Guaranty’s primary market areas experience economic declines, if asset quality deteriorates or if Guaranty is successful in growing the size of its loan portfolio, its allowance could become inadequate and material additional provisions for loan losses could be required.

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

	As of December 31,
	2017		2016		2015		2014		2013
	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
	(Dollars in thousands)
Commercial and industrial	$1,581	12.29%	$1,592	13.86%	$1,878	20.27%	$1,473	19.08%	$1,503	21.19%
Real estate:
Construction and development	1,724	13.41%	1,161	10.11%	1,004	10.84%	615	7.97%	460	6.49%
Commercial real estate	4,585	35.66%	3,264	28.42%	2,106	22.74%	1,870	24.22%	1,502	21.18%
Farmland	523	4.07%	482	4.20%	400	4.32%	387	5.01%	380	5.36%
1-4 family residential	3,022	23.50%	3,960	34.48%	2,839	30.65%	2,395	31.02%	2,236	31.52%
Multi-family residential	629	4.89%	281	2.45%	325	3.51%	232	3.00%	153	2.16%

Total real estate	10,483	93.82%	9,148	93.52%	6,674	92.33%	5,499	90.30%	4,731	87.90%
Consumer	608	4.73%	591	5.15%	573	6.18%	612	7.93%	725	10.21%
Agricultural	187	1.45%	153	1.33%	138	1.49%	137	1.77%	134	1.89%

Total allowance for loan losses	$12,859	100.00%	$11,484	100.00%	$9,263	100.00%	$7,721	100.00%	$7,093	100.00%

Securities. Guaranty uses its securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements. As of December 31, 2017, the carrying amount of Guaranty’s investment securities totaled $407.1 million, an increase of $60.8 million, or 17.5%, compared to $346.3 million as of December 31, 2016. The increase was due primarily to the investment of a portion of the funds received from its initial public offering and investment of excess cash due to growth in deposits. The carrying amount of Guaranty’s investment securities as of December 31, 2016 represented a decrease of $51.7 million, or 13.0%, compared to $398.0 million as of December 31, 2015. The decrease was due primarily to the sale of certain available for sale securities and the use of proceeds from maturing securities to fund increases in the loan portfolio. Investment securities represented 20.7%, 18.9% and 23.7% of total assets as of December 31, 2017, 2016 and 2015, respectively.

Guaranty’s investment portfolio consists of securities classified as available for sale and held to maturity. As of December 31, 2017, securities available for sale and securities held to maturity totaled $232.4 million and $174.7 million, respectively. As of December 31, 2016, securities available for sale and securities in held to maturity totaled $156.9 million and $189.4 million, respectively, and as of December 31, 2015, $272.9 million and $125.0 million, respectively. Held to maturity percentages were 42.9% as of December 31, 2017, 54.7% as of December 31, 2016, and 31.4% at December 31, 2015. Guaranty generally seeks to maintain 50.0% or less of its portfolio in held to maturity securities. The carrying values of Guaranty’s investment securities classified as available for sale are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity. The following table summarizes the amortized cost and estimated fair value of Guaranty’s investment securities as of the dates shown:

	As of December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Corporate bonds	$18,823	$64	$50	$18,837
Municipal securities	154,242	2,244	418	156,068
Mortgage-backed securities	114,497	199	2,023	112,673
Collateralized mortgage obligations	122,971	116	1,503	121,584

Total	$410,533	$2,623	$3,994	$409,162

	As of December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Corporate bonds	$25,254	$6	$377	$24,883
Municipal securities	157,261	901	4,511	153,651
Mortgage-backed securities	89,748	318	1,898	88,168
Collateralized mortgage obligations	77,290	275	1,187	76,378

Total	$349,553	$1,500	$7,973	$343,080

	As of December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
U.S. government agencies	$5,158	$121	$—	$5,279
Corporate bonds	28,399	—	412	27,987
Municipal securities	67,350	2,384	18	69,716
U.S. treasury securities	29,985	—	—	29,985
Mortgage-backed securities	145,686	484	1,969	144,201
Collateralized mortgage obligations	124,490	564	1,466	123,588

Total	$401,068	$3,553	$3,865	$400,756

Guaranty does not hold any Fannie Mae or Freddie Mac preferred stock, collateralized debt obligations, structured investment vehicles or second lien elements in its investment portfolio. As of December 31, 2017, Guaranty’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages, non-U.S. agency mortgage-backed or corporate collateralized mortgage obligations.

Guaranty’s management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. As of December 31, 2017, there was no other-than-temporary impairment recorded.

The following table sets forth the amortized cost of held to maturity securities and the fair value of available for sale securities, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of Guaranty’s securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	As of December 31, 2017
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
Corporate bonds	$—	—%	$6,129	2.67%	$12,708	3.04%	$—	—%	$18,837	2.92%
Municipal securities	2,663	2.18%	5,769	3.47%	42,711	3.73%	102,899	3.63%	154,042	3.63%
Mortgage-backed securities	—	—%	48,969	2.19%	63,735	2.59%	—	—%	112,704	2.42%
Collateralized mortgage obligations	307	4.24%	80,203	2.58%	40,963	2.57%	—	—%	121,473	2.58%

Total	$2,970	2.40%	$141,070	2.48%	$160,117	2.92%	$102,899	3.63%	$407,056	2.93%

	As of December 31, 2016
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
Corporate bonds	$—	—%	$7,453	2.30%	$17,430	2.93%	$—	—%	$24,883	2.75%
Municipal securities	732	3.98%	6,103	3.45%	38,634	3.49%	111,170	3.62%	156,639	3.58%
Mortgage-backed securities	—	—%	74,047	2.02%	14,093	2.27%	—	—%	88,140	2.06%
Collateralized mortgage obligations	—	—%	27,668	2.92%	26,184	2.68%	22,782	2.98%	76,634	2.81%

Total	$732	3.98%	$115,271	2.33%	$96,341	3.00%	$133,952	3.50%	$346,296	2.97%

	As of December 31, 2015
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
U.S. government agencies	$—	—%	$—	—%	$5,158	2.92%	$—	—%	$5,158	2.92%
Corporate bonds	—	—%	10,515	2.20%	17,472	2.92%	—	—%	27,987	2.66%
Municipal securities	995	2.44%	1,152	4.18%	33,676	3.43%	31,527	4.08%	67,350	3.74%
U.S. treasury securities	29,985	0.22%	—	—%	—	—%	—	—%	29,985	0.22%
Mortgage-backed securities	—	—%	104,532	2.07%	39,343	2.49%	—	—%	143,875	2.18%
Collateralized mortgage obligations	170	5.18%	89,527	2.33%	12,314	2.65%	21,609	2.88%	123,620	2.46%

Total	$31,150	0.32%	$205,726	2.20%	$107,963	2.90%	$53,136	3.59%	$397,975	2.43%

The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and collateralized mortgage obligations are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The term of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and, consequently, the average life of this security is typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security. The weighted average life of Guaranty’s investment portfolio was 7.31 years with an estimated effective duration of 4.27 years as of December 31, 2017.

As of December 31, 2017, 2016 and 2015, respectively, Guaranty did not own securities of any one issuer, other than the U.S. government and its agencies, for which aggregate adjusted cost exceeded 10.0% of the consolidated shareholders’ equity.

Deposits. Guaranty offers a variety of deposit products, which have a wide range of interest rates and terms, including demand, savings, money market and time accounts. Guaranty relies primarily on competitive pricing policies, convenient locations and personalized service to attract and retain these deposits.

Average deposits for the year ended December 31, 2017 were $1.6 billion, an increase of $109.4 million, or 7.2%, over $1.5 billion for the year ended December 31, 2016. Average deposits grew $249.6 million, or 19.7%, from $1.3 billion for the year ended December 31, 2015. The increase in both periods is primarily due to Guaranty’s continued growth in its primary market areas and the increase in commercial lending relationships for which Guaranty also seeks deposit balances. The average rate paid on total interest-bearing deposits was 0.85%, 0.77% and 0.68% for the years ended December 31, 2017, 2016 and 2015, respectively. The increases in average rates for 2016 and 2017 were driven primarily by the increase in Guaranty’s money market balances, in part due to the strategic decision to increase the average rates paid on money market accounts in order to grow core deposits in its newer markets, as well as the Federal Reserve raising market interest rates.

The following table presents the average balances and average rates paid on deposits for the periods indicated:

	For the Years Ended December 31, 2017
	2017		2016		2015
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Now and interest-bearing demand accounts	$258,356	0.58%	$278,521	0.32%	$238,902	0.36%
Savings accounts	64,704	0.13%	59,961	0.11%	53,425	0.12%
Money market accounts	599,336	0.98%	482,089	0.97%	318,934	0.75%
Certificates and other time deposits	318,719	0.99%	354,949	0.97%	353,639	0.91%

Total interest-bearing deposits	1,241,115	0.85%	1,175,520	0.77%	964,900	0.68%

Noninterest-bearing demand accounts	384,049	—%	340,240	—%	301,288	—%

Total deposits	$1,625,164	0.65%	$1,515,760	0.60%	$1,266,188	0.52%

The ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2017, 2016 and 2015 was 23.63%, 22.45% and 23.79%, respectively.

Total deposits as of December 31, 2017 were $1.68 billion, an increase of $99.5 million, or 6.3%, compared to $1.58 billion as of December 31, 2016. Total deposits as of December 31, 2016 increased $110.6 million, or 7.5%, compared to $1.47 billion as of December 31, 2015. The increases in both periods were due primarily to organic growth.

Noninterest-bearing deposits as of December 31, 2017 were $410.0 million compared to $358.8 million as of December 31, 2016, an increase of $51.3 million, or 14.3%. The balance for non-interesting bearing deposits as of December 31, 2016 represented an increase of $33.2 million, or 10.2%, compared to $325.6 million as of December 31, 2015.

Total savings and interest-bearing demand account balances as of December 31, 2017 were $969.5 million, compared to $876.4 million as of December 31, 2016, an increase of $93.1 million, or 10.6%. The December 31, 2016 balance for total savings and interest-bearing demand accounts represented an increase of $89.9 million, or 11.4%, compared to $786.5 million as of December 31, 2015.

Total certificate of deposit balances as of December 31, 2017, were $296.8 million, a decrease of $44.8 million, or 13.1%, from the total certificate deposit balances of $341.6 million as of December 31, 2016. The total certificate of deposit balances as of December 31, 2016, represented an decrease of $12.5 million, or 3.5% compared to the total certificate of deposit balances as of December 31, 2015, which were $354.2 million. The following table sets forth the amount of certificates of deposit greater than $100,000 by time remaining until maturity as of December 31, 2017:

2017
Three months or less	$47,237
Over three months through six months	28,911
Over six months through 12 months	62,926
Over 12 months through three years	31,830
Over three years	15,558

Total	$186,462

Factors affecting the cost of funding interest-bearing assets include the volume of noninterest- and interest-bearing deposits, changes in market interest rates and economic conditions in Guaranty’s primary market areas and their impact on interest paid on deposits, as well as the ongoing execution of Guaranty’s balance sheet management strategy. Cost of funds is calculated as total interest expense divided by average total deposits plus average total borrowings. Guaranty’s cost of funds was 0.92%, 0.85% and 0.75% in 2017, 2016 and 2015, respectively. The increase in Guaranty’s cost of funds for 2017 and 2016 was primarily due to increases in its average rates on interest-bearing deposits, which were 0.85%, 0.77% and 0.68% in 2017, 2016 and 2015, respectively. These increases were primarily due to both an increase in the proportion of Guaranty’s deposits consisting of higher cost money market accounts offered in its newer markets from 26.0% of its total deposits in 2015 to 34.5% and 38.2% in 2016 and 2017, respectively, and an increase in the average rates offered on those deposits from 0.75% in 2015 to 0.97% and 0.98% in 2016 and 2017, respectively, which is part of its expansion strategy.

Borrowings. Guaranty utilizes short-term and long-term borrowings to supplement deposits to fund its lending and investment activities, each of which is discussed below.

Federal Home Loan Bank (FHLB) Advances. The FHLB allows Guaranty to borrow on a blanket floating lien status collateralized by certain securities and loans. As of December 31, 2017, 2016 and 2015, total borrowing capacity of $498.0 million, $400.4 million and $330.1 million, respectively, was available under this arrangement. Guaranty’s outstanding FHLB advances mature within five years. As of December 31, 2017, approximately $1.0 billion in real estate loans were pledged as collateral for Guaranty’s FHLB borrowings. Guaranty utilizes these borrowings to meet liquidity needs and to fund certain fixed rate loans in its portfolio. The following table presents Guaranty’s FHLB borrowings as of the dates indicated:

FHLB Advances
(Dollars in Thousands)
December 31, 2017
Amount outstanding at year-end	$45,153
Weighted average interest rate at year-end	1.26%
Maximum month-end balance during the year	$65,168
Average balance outstanding during the year	$46,256
Weighted average interest rate during the year	1.00%

December 31, 2016
Amount outstanding at year-end	$55,170
Weighted average interest rate at year-end	0.47%
Maximum month-end balance during the year	$106,325
Average balance outstanding during the year	$62,789
Weighted average interest rate during the year	0.55%

December 31, 2015
Amount outstanding at year-end	$21,342
Weighted average interest rate at year-end	1.23%
Maximum month-end balance during the year	$111,523
Average balance outstanding during the year	$104,118
Weighted average interest rate during the year	0.67%

Federal Reserve Bank of Dallas. The Federal Reserve Bank of Dallas has an available borrower in custody arrangement, which allows Guaranty to borrow on a collateralized basis. Certain commercial and industrial and consumer loans are pledged under this arrangement. Guaranty maintains this borrowing arrangement to meet liquidity needs pursuant to its contingency funding plan. As of December 31, 2017, 2016 and 2015, $143.0 million, $168.3 million, and $145.9 million, respectively, were available under this arrangement. As of December 31, 2017, approximately $185.1 million in consumer and commercial and industrial loans were pledged as collateral. As of December 31, 2017, 2016 and 2015, no borrowings were outstanding under this arrangement.

Other Borrowings. Guaranty has historically used a line of credit with a correspondent bank as a source of funding for working capital needs, the payment of dividends when there is a temporary timing difference in cash flows, and repurchases of equity securities. Guaranty had a $25.0 million revolving line of credit with this correspondent bank set to mature in July 2016. In May 2016, Guaranty renegotiated the loan agreement such that $15.0 million was renewed as a revolving line of credit and $10.0 million of the outstanding balance of the revolving line of credit was rolled into an amortizing note. In March 2017, Guaranty renegotiated the loan agreement such that the outstanding balance of its revolving line of credit and amortizing note was converted to a $25.0 million unsecured revolving line of credit. The line of credit bears interest at the prime rate plus 0.50%, with quarterly interest payments, and matures in March 2018. Under the terms of the line of credit, Guaranty has agreed not to pledge or grant a lien or security interest in the stock of GBT or in any of its other assets without the prior consent of the lender. As of December 31, 2017, there was no outstanding balance on the line of credit.

Liquidity and Capital Resources

Liquidity. Liquidity involves Guaranty’s ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. For the years ended December 31, 2017, 2016 and 2015, liquidity needs were primarily met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to purchased funds from correspondent banks and overnight advances from the FHLB and the Federal Reserve Bank of Dallas are available and have been utilized on occasion to take advantage of investment opportunities, Guaranty does not generally rely on these external funding sources. As of December 31, 2017, 2016 and 2015, Guaranty maintained three federal funds lines of credit with commercial banks that provide for the availability to borrow up to an aggregate $10.9 million in federal funds. There were no funds under these lines of credit outstanding as of December 31, 2017, 2016 or 2015. In addition to these federal funds lines of credit, Guaranty’s $25.0 million unsecured revolving line of credit discussed above provides an additional source of liquidity.

The following table illustrates, during the periods presented, the composition of Guaranty’s funding sources and the average assets in which those funds are invested as a percentage of average total assets for the period indicated. Average assets were $1.9 billion for the year ended December 31, 2017, $1.8 billion for the year ended December 31, 2016 and $1.6 billion for the year ended December 31, 2015.

	For the Years Ended December 31,
	2017	2016	2015
	Average Rate	Average Rate	Average Rate
Sources of Funds:
Deposits:
Noninterest-bearing	20.22%	19.15%	19.42%
Interest-bearing	65.34%	66.16%	62.20%
Federal funds purchased	—%	0.01%	—%
Advances from FHLB	2.44%	3.53%	6.71%
Other debt	0.35%	0.74%	0.68%
Subordinated debentures	0.84%	1.14%	0.91%
Securities sold under agreements to repurchase	0.70%	0.73%	0.72%
Consideration payable	—%	—%	0.24%
Accrued interest and other liabilities	0.35%	0.36%	0.35%
Shareholders’ equity	9.76%	8.18%	8.77%

Total	100.00%	100.00%	100.00%

Uses of Funds:
Loans	66.92%	65.80%	63.38%
Securities available for sale	11.75%	11.17%	15.05%
Securities held to maturity	9.61%	10.29%	8.16%
Nonmarketable equity securities	0.38%	0.48%	0.48%
Federal funds sold	2.51%	2.96%	3.87%
Interest-bearing deposits in other banks	1.21%	1.44%	0.83%
Other noninterest-earning assets	7.62%	7.86%	8.23%

Total	100.00%	100.00%	100.00%

Average noninterest-bearing deposits to average deposits	23.63%	22.45%	23.79%
Average loans to average deposits	78.96%	77.84%	78.34%

Guaranty’s primary source of funds is deposits, and its primary use of funds is loans. Guaranty does not expect a change in the primary source or use of its funds in the foreseeable future. Guaranty’s average loans, including average loans held for sale, increased 8.8% for the year ended December 31, 2017 compared to the same period in 2016, and 19.0% for the year ended December 31, 2016 compared to the same period in 2015. Guaranty’s securities portfolio had a weighted average life of 7.31 years and an effective duration of 4.27 years as of December 31, 2017, and a weighted average life of 8.06 years and an effective duration of 5.31 years as of December 31, 2016. Guaranty predominantly invest excess deposits in overnight deposits with its correspondent banks, federal funds sold, securities, interest-bearing deposits at other banks or other short-term liquid investments until needed to fund loan growth.

As of December 31, 2017, Guaranty had $326.9 million in outstanding commitments to extend credit and $8.3 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2016, Guaranty had $297.6 million in outstanding commitments to extend credit and $8.9 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

As of December 31, 2017 and 2016, Guaranty had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature. As of December 31, 2017, Guaranty had cash and cash equivalents of $91.4 million, compared to $127.5 million as of December 31, 2016. The decrease was primarily due to a decrease in federal funds sold of $34.4 million.

Capital Resources. Total shareholders’ equity, including KSOP-owned shares, increased to $207.3 million as of December 31, 2017, compared to $141.9 million as of December 31, 2016, an increase of $65.4 million, or 46.1%, after giving effect to $5.6 million in dividends paid to common shareholders in 2017. This increase was primarily the result of the proceeds from the initial public offering of Guaranty common stock in May 2017, as well as $14.4 million in net earnings for the period, partially offset by the dividends paid. Total shareholders’ equity, including KSOP-owned shares, increased to $141.9 million as of December 31, 2016, compared to $137.7 million as of December 31, 2015, an increase of $4.2 million, or 3.0%, after giving effect to $4.6 million in dividends paid to common shareholders in 2016. This increase was primarily the result of $12.1 million in net earnings for the period as well as the sale of 359,566 shares of treasury stock for $8.6 million, partially offset by the dividends paid and the purchase of 509,086 shares of treasury stock for $12.2 million.

Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. Guaranty is subject to regulatory capital requirements at the bank holding company and bank levels. See “Regulation and Supervision—GBT—Capital Adequacy Requirements” for additional discussion regarding the regulatory capital requirements applicable to Guaranty and GBT. As of December 31, 2017 and 2016, Guaranty and GBT were in compliance with all applicable regulatory capital requirements, and GBT was classified as “well capitalized,” for purposes of the prompt corrective action regulations. As Guaranty deploys its capital and continue to grow its operations, its regulatory capital levels may decrease depending on its level of earnings. However, Guaranty expects to monitor and control its growth in order to remain in compliance with all regulatory capital standards applicable to us.

The following table presents the regulatory capital ratios for Guaranty and GBT as of the dates indicated.

	As of December 31, 2017		As of December 31, 2016
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Guaranty Bancshares, Inc.
Total capital (to risk weighted assets)	$215,720	14.13%	$149,468	10.86%
Tier 1 capital (to risk weighted assets)	202,861	13.29%	137,984	10.03%
Tier 1 capital (to average assets)	202,861	10.53%	137,984	7.71%
Common equity tier 1 risk-based capital	192,551	12.61%	127,674	9.28%
Guaranty Bank & Trust, N.A.
Total capital (to risk weighted assets)	$206,490	13.53%	$173,528	12.63%
Tier 1 capital (to risk weighted assets)	193,631	12.68%	162,044	11.79%
Tier 1 capital (to average assets)	193,631	10.05%	162,044	9.06%
Common equity tier 1 risk-based capital	193,631	12.68%	162,044	11.79%

Contractual Obligations. Guaranty has issued subordinated debentures relating to the issuance of trust preferred securities. In October 2002, Guaranty formed Guaranty (TX) Capital Trust II, which issued $3.0 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the trust issued common securities to Guaranty in the aggregate liquidation value of $93,000. The trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $3.1 million of Guaranty’s junior subordinated debentures, which will mature on October 30, 2032. In July 2006, Guaranty formed Guaranty (TX) Capital Trust III, which issued $2.0 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the trust issued common securities to Guaranty in the aggregate liquidation value of $62,000. The trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $2.1 million of Guaranty’s junior subordinated debentures, which will mature on October 1, 2036. In March 2015, Guaranty acquired DCB Financial Trust I, which issued $5.0 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the trust issued common securities to Guaranty in the aggregate liquidation value of $155,000. The trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $5.2 million of Guaranty’s junior subordinated debentures, which will mature on June 15, 2037.

With certain exceptions, the amount of the principal and any accrued and unpaid interest on the debentures are subordinated in right of payment to the prior payment in full of all senior indebtedness of Guaranty. The terms of the debentures are such that they qualify as Tier 1 capital under the Federal Reserve’s regulatory capital guidelines applicable to bank holding companies. Interest on Trust II Debentures is payable at a variable rate per annum, reset quarterly, equal to 3-month LIBOR plus 3.35%, thereafter. Interest on the Trust III debentures was payable at a fixed rate per annum equal to 7.43% until October 1, 2016 and is a variable rate per annum, reset quarterly, equal to 3-month LIBOR plus 1.67%, thereafter. Interest on the DCB Financial Trust I debenture is payable at a variable rate per annum, reset quarterly, equal to 3-month LIBOR plus 1.80%. The interest is deferrable on a cumulative basis for up to five consecutive years following a suspension of dividend payments on all other capital stock. No principal payments are due until maturity for each of the debentures.

On any interest payment date on or after June 15, 2012, for the DCB Financial debentures, October 30, 2012, for the Trust II debentures, and October 1, 2016, for the Trust III debentures, and before their maturity date, the debentures are redeemable, in whole or in part, for cash at the option of Guaranty on at least 30, but not more than 60, days’ notice at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption.

Beginning in April 2013, Guaranty has from time to time issued subordinated debentures. All of the debentures pay interest semi-annually and are redeemable before their maturity date at Guaranty’s option, with

30 days’ notice to the holder, for a cash amount equal to the principal amount and all accrued interest. In July 2015, Guaranty issued $4,000 in debentures, of which $3,000 were issued to directors and other related parties. The $3,000 of debentures to related parties were repaid in May 2017 and a $500 par value debenture, which carried a 2.5%, matured and was repaid in July 2017. The remaining $500 debenture has a rate of 4.00% and a maturity date of January 1, 2019. At Guaranty’s option, and with 30 days advanced notice to the holder, the entire principal amount and all accrued interest may be paid to the holder on or before the due date of any debenture. The redemption price is equal to 100% of the face amount of the debenture redeemed, plus all accrued interest. In December 2015, Guaranty issued $5,000 in debentures, of which $2,500 were issued to directors and other related parties. In May 2017, $2,000 of the related party debentures were repaid with a portion of the proceeds of Guaranty’s initial public offering. The remaining $3,000 of debentures were issued at par value of $500 each with rates ranging from 3.00% to 5.00% and maturity dates from July 1, 2018 to July 1, 2020. At Guaranty’s option, and with 30 days advanced notice to the holder, the entire principal amount and all accrued interest may be paid to the holder on or before the due date of any debenture. The redemption price is equal to 100% of the face amount of the debenture redeemed, plus all accrued interest.

The following table summarizes contractual obligations and other commitments to make future payments as of December 31, 2017 (other than non-time deposit obligations), which consist of future cash payments associated with Guaranty’s contractual obligations.

	As of December 31, 2017
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Time deposits	$224,772	$49,479	$22,589	$—	$296,840
Advances from FHLB	25,000	—	20,153	—	45,153
Subordinated debentures	1,000	2,500	—	10,310	13,810

Total	$250,772	$51,979	$42,742	$10,310	$355,803

Off-Balance Sheet Items. In the normal course of business, Guaranty enters into various transactions, which, in accordance with GAAP, are not included in Guaranty’s consolidated balance sheets. Guaranty enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in Guaranty’s consolidated balance sheets.

Guaranty’s commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	As of December 31, 2017
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Standby and commercial letters of credit	6,299	218	91	1,728	8,336
Commitments to extend credit	163,997	41,976	63,417	57,489	326,879

Total	170,296	42,194	63,508	59,217	335,215

Standby and commercial letters of credit are conditional commitments issued by Guaranty to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, Guaranty has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Guaranty’s credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to Guaranty’s customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. Guaranty evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit, is based on management’s credit evaluation of the customer.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are summarized and discussed in Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Impact of Inflation

Guaranty’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Guaranty’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Guaranty’s performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Non-GAAP Financial Measures

Guaranty’s accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, Guaranty also evaluates its performance based on certain additional financial measures discussed in this proxy statement/prospectus as being non-GAAP financial measures. Guaranty classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in Guaranty’s statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Guaranty discusses in this proxy statement/prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Guaranty calculates the non-GAAP financial measures that it discusses herein may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures Guaranty has discussed in this proxy statement/prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value per common share is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. Guaranty calculates (1) tangible common equity as total shareholders’ equity, less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, and (2) tangible book value per common share as tangible common equity divided by shares of common stock outstanding. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share.

Guaranty believes that the tangible book value per common share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing Guaranty’s tangible book value. The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and presents tangible book value per common share compared to book value per common share:

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total shareholders’ equity, including KSOP-owned shares	$207,345	$141,914	$137,736	$112,289	$97,095
Adjustments:
Goodwill	(18,742)	(18,742)	(18,601)	(6,116)	(6,436)
Core deposit and other intangibles	(2,724)	(3,308)	(3,846)	(2,881)	(3,310)

Total tangible common equity	$185,879	$119,864	$115,289	$103,292	$87,349

Common shares outstanding(1)(2)	11,058,956	8,751,923	8,901,443	8,015,614	7,374,610
Book value per common share	$18.75	$16.22	$15.47	$14.01	$13.17
Tangible book value per common share	$16.81	$13.70	$12.95	$12.89	$11.84

(1)	Excludes the dilutive effect, if any, of 2,233, 0, 5,958, 8,066 and 82,529 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2013, 2014, 2015, 2016 and 2017, respectively.
(2)	Common shares outstanding as of December 31, 2013 were adjusted to reflect a 2-for-1 stock split completed in 2014.

Tangible book value per share increased from 2016 to 2017 primarily as a result of the increase in Guaranty’s total shareholders’ equity as a result of earnings and the issuance of new shares in Guaranty’s initial public offering in May 2017. Tangible book value per share increased from 2015 to 2016 primarily as a result of the increase in Guaranty’s total shareholders’ equity, partially offset by the recognition of $141,000 of goodwill and $42,000 of core deposit intangibles related to the Denton acquisition.

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. Guaranty calculates tangible common equity, as described above, and tangible assets as total assets less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible common equity to tangible assets is total common shareholders’ equity to total assets.

Guaranty believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible common equity to tangible assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders’ equity and assets while not increasing Guaranty’s tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and total assets to tangible assets:

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Tangible Common Equity
Total shareholders’ equity, including KSOP-owned shares	$207,345	$141,914	$137,736	$112,289	$97,095
Adjustments:
Goodwill	(18,742)	(18,742)	(18,601)	(6,116)	(6,436)
Core deposit and other intangibles	(2,724)	(3,308)	(3,846)	(2,881)	(3,310)

Total tangible common equity	$185,879	$119,864	$115,289	$103,292	$87,349

Tangible Assets
Total assets	$1,962,624	$1,828,336	$1,682,640	$1,334,068	$1,246,451
Adjustments:
Goodwill	(18,742)	(18,742)	(18,601)	(6,116)	(6,436)
Core deposit and other intangibles	(2,724)	(3,308)	(3,846)	(2,881)	(3,310)

Total tangible assets	$1,941,158	$1,806,286	$1,660,193	$1,325,071	$1,236,705

Tangible Common Equity to Tangible Assets	9.58%	6.64%	6.94%	7.80%	7.06%

REGULATION AND SUPERVISION OF GUARANTY

The U.S. banking industry is highly regulated under federal and state law. Consequently, Guaranty’s growth and earnings performance will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, FDIC, CFPB, OCC, IRS and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

The material statutory and regulatory requirements that are applicable to Guaranty and its subsidiaries are summarized below. The description below is not intended to summarize all laws and regulations applicable to Guaranty and its subsidiaries, and is based upon the statutes, regulations, policies, interpretive letters and other written guidance that are in effect as of the date of this proxy statement/prospectus.

Guaranty

As a bank holding company, Guaranty is subject to regulation under the BHC Act, and to supervision, examination and enforcement by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that Guaranty directly or indirectly controls, such as any nonbank subsidiaries and other companies in which Guaranty owns a controlling investment.

Financial Services Industry Reform. On July 21, 2010, the Dodd-Frank Act was enacted. The Dodd-Frank Act broadly affects the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things:

•	establish the CFPB, an independent organization within the Federal Reserve dedicated to promulgating and enforcing consumer protection laws applicable to all entities offering consumer financial products or services;

•	apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will require Guaranty to deduct all trust preferred securities issued on or after May 19, 2010 from Guaranty’s Tier 1 capital (existing trust preferred securities issued prior to May 19, 2010 for all bank holding companies with less than $15.0 billion in total consolidated assets as of December 31, 2009 are exempt from this requirement);

•	broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits;

•	permanently increase FDIC deposit insurance maximum to $250,000;

•	eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

•	permit banking organizations with less than $15.0 billion in consolidated assets as of December 31, 2009 to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out;

•	permit banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were part of a bank that were chartered by such state;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	requires bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state and requires any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed;”

•	directs the Federal Reserve to establish interchange fees for debit cards under a “reasonable and proportional cost” per transaction standard;

•	increases regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

•	restricts the preemption of select state laws by federal banking law applicable to national banks and removes federal preemption for subsidiaries and affiliates of national banks;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions; and

•	increase the authority of the Federal Reserve to examine Guaranty and any nonbank subsidiaries.

In addition, the Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect publicly-traded companies. However, under the JOBS Act there are certain exceptions to these requirements for so long as a publicly-traded company qualifies as an emerging growth company.

The requirements of the Dodd-Frank Act are still in the process of being implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on Guaranty’s operations is unclear. Changes resulting from further implementation of, changes to, or repeal of the Dodd-Frank Act may impact the profitability of Guaranty’s business activities, require changes to certain of Guaranty’s business practices, impose upon Guaranty more stringent capital, liquidity and leverage requirements or otherwise adversely affect Guaranty’s business. These changes may also require Guaranty to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact Guaranty’s results of operations and financial condition.

Revised Rules on Regulatory Capital. Regulatory capital rules pursuant to the Basel III requirements, released in July 2013 and effective January 1, 2015, implement higher minimum capital requirements for bank holding companies and banks. These rules include a new common equity Tier 1, or CET1, capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to cope with adverse economic conditions. The revised capital rules require banks and bank holding companies to maintain a minimum CET1 capital ratio of 4.5% of risk-based assets, a total Tier 1 capital ratio of 6.0% of risk-based assets, a total capital ratio of 8.0% of risk-based assets and a leverage ratio of 4.0% of average assets.

The capital rules also require banks to maintain a CET1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8.0%, a total capital ratio of 10.0% and a leverage ratio of 5.0% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements. The risk-based ratios include a “capital conservation buffer” of 2.5% above its minimum risk-based capital requirements that must be composed of common equity Tier 1 capital. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to risk-weighted assets. The capital conservation buffer began phasing in in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. Although these new capital ratios do not become fully phased in until 2019, the banking regulators will generally expect bank holding companies and banks to meet these requirements well ahead of that date. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffered ratio.

The new capital rules also attempt to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of certain instruments, such as trust preferred securities (other than grandfathered trust preferred securities such as those issued by Guaranty), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from CET1 capital.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards and future regulatory change could impose higher capital standards as a routine matter. Guaranty’s regulatory capital ratios and those of GBT are in excess of the levels established for “well-capitalized” institutions under the rules.

These rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk based ratios. Under the new rules, higher or more sensitive risk weights have been assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual status, foreign exposures and certain corporate exposures. In addition, these rules include greater recognition of collateral and guarantees, and revised capital treatment for derivatives and repo-style transactions.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes undercapitalized, it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5.0% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulators have greater power in situations where an institution becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank or bank holding company if after such acquisition it would own or control, directly or indirectly, more than 5.0% of the voting shares of such bank or bank holding company. In approving bank or bank holding company acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Guaranty’s ability to make future acquisitions will depend on its ability to obtain approval for such acquisitions from the Federal Reserve. The Federal Reserve could deny Guaranty’s application based on the above criteria or other considerations. For example, Guaranty could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to Guaranty or, if acceptable to Guaranty, may reduce the benefit of a proposed acquisition.

Control Acquisitions. Federal and state laws, including the BHC Act and the Change in Bank Control Act (which we refer to as the “CBCA”), impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. Whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25.0% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10.0% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor’s ownership of Guaranty’s voting securities were to exceed certain thresholds, the investor could be deemed to “control” Guaranty for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences. The requirements of the BHCA and the CBCA could limit Guaranty’s access to capital and could limit parties who could acquire shares of Guaranty’s common stock.

Regulatory Restrictions on Dividends; Source of Strength. Guaranty is regarded as a legal entity separate and distinct from GBT. The principal source of Guaranty’s revenues is dividends received from GBT. Federal law currently imposes limitations upon certain capital distributions by national banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The Federal Reserve and OCC regulate all capital distributions by GBT directly or indirectly to Guaranty, including dividend payments. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (2) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (3) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, Guaranty should not pay cash dividends that exceed Guaranty’s net income in any year or that can only be funded in ways that weaken Guaranty’s financial strength, including by borrowing money to pay dividends.

Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of their banking subsidiaries, and the Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, Guaranty is expected to commit resources to support GBT, including at times when Guaranty may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. If the capital of GBT were to become impaired, the Federal Reserve could assess Guaranty for the deficiency. If Guaranty failed to pay the assessment within three months, the Federal Reserve could order the sale of Guaranty’s stock in GBT to cover the deficiency.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and will be required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissible Activities. Under the BHC Act, Guaranty is prohibited from acquiring a direct or indirect interest in or control of more than 5.0% of the voting shares of any company that is not a bank or financial holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiary banks, except that Guaranty may engage in, directly or indirectly, and may own shares of companies engaged in certain activities found by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage and investment advisory services. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Notwithstanding the foregoing, the Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999, effective March 11, 2000 (which we refer to as the “GLB Act”), amended the BHC Act and eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers. The GLB Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The GLB Act defines “financial in nature” to include, among other things, securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. Guaranty currently has no plans to make a financial holding company election, although Guaranty may make a financial holding company election in the future if Guaranty engages in any lines of business that are impermissible for bank holding companies but permissible for financial holding companies.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve’s Regulation Y, for example, generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10.0% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, result in breaches of fiduciary duty or which constitute violations of laws or regulations, and can assess civil money penalties or impose enforcement action for such activities. The penalties can be as high as $1,000,000 for each day the activity continues.

Anti-tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

GBT

GBT is subject to various requirements and restrictions under the laws of the United States, and to regulation, supervision and examination by the OCC. GBT is also an insured depository institution and, therefore, subject to regulation by the FDIC, although the OCC is GBT’s primary federal regulator. The OCC and the FDIC have the power to enforce compliance with applicable banking statutes and regulations. Such requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of GBT.

Capital Adequacy Requirements. The OCC monitors the capital adequacy of GBT by using a combination of risk-based guidelines and leverage ratios. The OCC considers GBT’s capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of GBT and the banking system. Under the revised capital rules which became effective on January 1, 2015, national banks are required to maintain four minimum capital standards: (1) a Tier 1 capital to adjusted total assets ratio, or “leverage capital ratio,” of at least 4.0%, (2) a Tier 1 capital to risk-weighted assets ratio, or “Tier 1 risk-based capital ratio,” of at least 6.0%, (3) a total risk-based capital (Tier 1 plus Tier 2) to risk-weighted assets ratio, or “total risk-based capital ratio,” of at least 8.0%, and (4) a CET1 capital ratio of 4.5%. In addition, the OCC’s prompt corrective action standards discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. These capital requirements are minimum requirements. Higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions, or if required by the banking regulators due to the economic conditions impacting Guaranty’s market. For example, OCC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required by the Federal Deposit Insurance Act (which we refer to as the “FDI Act”), to take “prompt corrective action” with respect to capital-deficient institutions that are FDIC-insured. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” Under the revised capital rules, which became effective on January 1, 2015, a “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher, a Tier 1 risk-based capital ratio of 8.0% or higher, a leverage ratio of 5.0% or higher, a CETI capital ratio of 6.5% or higher, and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher, a Tier 1 risk-based capital ratio of 6.0% or higher, a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth), a CETI capital ratio of 4.5% or higher, and does not meet the criteria for a well-capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As a national bank’s capital decreases, the OCC’s enforcement powers become more severe. A significantly undercapitalized national bank is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The OCC has very limited discretion in dealing with a critically undercapitalized national bank and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Branching. National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under the Dodd-Frank Act, de novo interstate branching by national banks is permitted if, under the laws of the state where the branch is to be located, a state bank chartered in that state would have been permitted to establish a branch. Under current Texas law, banks are permitted to establish branch offices throughout Texas with prior regulatory approval. In addition, with prior regulatory approval, banks are permitted to acquire branches of existing banks located in Texas. Banks located in Texas may also branch across state lines by merging with banks or by purchasing a branch of another bank in other states if allowed by the applicable states’ laws.

Restrictions on Transactions with Affiliates and Insiders. Transactions between GBT and its nonbanking subsidiaries and/or affiliates, including Guaranty, are subject to Section 23A and 23B of the Federal Reserve Act and Regulation W. In general, Section 23A of the Federal Reserve Act imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of Guaranty or its subsidiaries. Covered transactions with any single affiliate may not exceed 10.0% of the capital stock and surplus of GBT, and covered transactions with all affiliates may not exceed, in the aggregate, 20.0% of GBT’s capital and surplus. For a bank, capital stock and surplus refers to the bank’s Tier 1 and Tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from Tier 2 capital. GBT’s transactions with all of its affiliates in the aggregate are limited to 20.0% of the foregoing capital. “Covered transactions” are defined by statute to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal

Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, in connection with covered transactions that are extensions of credit, GBT may be required to hold collateral to provide added security to GBT, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreement and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between GBT and its affiliates be on terms substantially the same, or at least as favorable to GBT, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in Section 22(h) of the Federal Reserve Act and in Regulation O promulgated by the Federal Reserve apply to all insured institutions and their subsidiaries and bank holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Generally, the aggregate of these loans cannot exceed the institution’s total unimpaired capital and surplus, although a bank’s regulators may determine that a lesser amount is appropriate. Loans to senior executive officers of a bank are even further restricted. Insiders are subject to enforcement actions for accepting loans in violation of applicable restrictions.

Restrictions on Distribution of GBT Dividends and Assets. Dividends paid by GBT have provided a substantial part of Guaranty’s operating funds and for the foreseeable future it is anticipated that dividends paid by GBT to Guaranty will continue to be Guaranty’s principal source of operating funds. Earnings and capital adequacy requirements serve to limit the amount of dividends that may be paid by GBT. In general terms, federal law provides that GBT’s board of directors may, from time to time and as it deems expedient, declare a dividend out of its net profits. Generally, the total of all dividends declared in a year shall not, unless approved by the OCC, exceed the net profits of that year combined with its net profits of the past two years. At December 31, 2017, GBT had $10.8 million available for payment of dividends.

In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 (which we refer to as the “FDICIA”), GBT may not pay any dividend if it is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The OCC may further restrict the payment of dividends by requiring that GBT maintain a higher level of capital than otherwise required for it to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the OCC, GBT is engaged in an unsound practice (which could include the payment of dividends), it may require, generally after notice and hearing, that GBT cease such practice. The OCC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The OCC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Further, in the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

Incentive Compensation Guidance. The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, a provision of the Basel III capital standards described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. A number of federal regulatory agencies proposed rules that would require enhanced disclosure of incentive-based compensation arrangements initially in April 2011, and again in April and May 2016, but the rules have not been finalized and would mostly apply to banking organizations with over $50 billion in total assets. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Audit Reports. For insured institutions with total assets of $1.0 billion or more, financial statements prepared in accordance with GAAP, management’s certifications signed by Guaranty’s and GBT’s chief executive officer and chief accounting or financial officer concerning management’s responsibility for the financial statements, and an attestation by the auditors regarding GBT’s internal controls must be submitted. For institutions with total assets of more than $3.0 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that GBT have an independent audit committee, consisting of outside directors only, or that Guaranty has an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers. GBT’s audit committee consists entirely of independent directors.

Deposit Insurance Assessments. The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor through the Deposit Insurance Fund and safeguards the safety and soundness of the banking and thrift industries. The maximum amount of deposit insurance for banks and savings institutions is $250,000 per depositor. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors and is calculated based on an institution’s average consolidated total assets minus average tangible equity.

Guaranty is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the Deposit Insurance Fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, GBT may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on Guaranty’s earnings.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (which we refer to as the “FICO”), an agency of the federal government established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments, which are included in Deposit Insurance Premiums on the Consolidated Statements of Income, will continue until the FICO bonds mature between 2017 and 2019.

Financial Modernization. Under the GLB Act, banks may establish financial subsidiaries and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a CRA rating from its primary federal regulator of satisfactory or better. Subsidiary banks of financial holding companies or banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the “financial in nature” subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better. Neither Guaranty nor GBT maintains a financial subsidiary.

Brokered Deposit Restrictions. Insured depository institutions that are categorized as adequately capitalized institutions under the FDI Act and corresponding federal regulations cannot accept, renew or roll over brokered deposits, without receiving a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on any deposits. Insured depository institutions that are categorized as undercapitalized capitalized institutions under the FDI Act and corresponding federal regulations may not accept, renew, or roll over brokered deposits. GBT is not currently subject to such restrictions.

Concentrated Commercial Real Estate Lending Regulations. The federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for acquisition, construction, land development, and other land represent 100.0% or more of total capital or (2) total reported loans secured by multifamily and nonfarm residential properties and loans for acquisition, construction, land development, and other land represent 300.0% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address, among other things, Board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. Guaranty is currently operating with real estate loan portfolios within such percentage levels.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire assessment area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its assessment area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. GBT received a “satisfactory” rating in its most recent CRA examination.

Consumer Laws and Regulations. GBT is subject to numerous laws and regulations intended to protect consumers in transactions with GBT. These laws include, among others, laws regarding unfair, deceptive and abusive acts and practices, usury laws, and other federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Truth in Lending Act and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission and registration rights, action by state and local attorneys general and civil or criminal liability.

In addition, the Dodd-Frank Act created the CFPB. The CFPB has broad authority to regulate the offering and provision of consumer financial products. The CFPB officially came into being on July 21, 2011, and rulemaking authority for a range of consumer financial protection laws (such as the Truth in Lending Act, the Electronic Funds Transfer Act and the Real Estate Settlement Procedures Act, among others) transferred from the Federal Reserve and other federal regulators to the CFPB on that date. The Dodd-Frank Act gives the CFPB authority to supervise and examine depository institutions with more than $10.0 billion in assets for compliance with these federal consumer laws. The authority to supervise and examine depository institutions with $10.0 billion or less in assets for compliance with federal consumer laws remains largely with those institutions’ primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators. Accordingly, the CFPB may participate in examinations of GBT, which currently has assets of less than $10.0 billion, and could supervise and examine Guaranty’s other direct or indirect subsidiaries that offer consumer financial products or services. The CFPB also has supervisory and examination authority over certain nonbank institutions that offer consumer financial products. The Dodd-Frank Act identifies a number of covered nonbank institutions, and also authorizes the CFPB to identify additional institutions that will be subject to its jurisdiction. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

Mortgage Lending Rules. The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are “qualified mortgages.” On January 10, 2013, the CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for income verification, and the required methods of calculating the loan’s monthly payments. Since then the CFPB made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower’s income and assets to include all information that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules became effective on January 10, 2014. The rules also define “qualified mortgages,” imposing both underwriting standards—for example, a borrower’s debt-to-income ratio may not exceed 43.0%—and limits on the terms of their loans. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages.

Anti-Money Laundering and OFAC. Under federal law, including the Bank Secrecy Act (which we refer to as the “BSA”), and the PATRIOT Act, certain financial institutions, such as GBT, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated BSA officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification especially in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. The Financial Crimes Enforcement Network (which we refer to as the “FinCEN”), issued final rules under the BSA in July 2016 that clarify and strengthen the due diligence requirements for banks with regard to their customers, which must be complied with no later than May 2018.

The Office of Foreign Assets Control (which we refer to as the “OFAC”), administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.

Privacy. The federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, GBT is subject to certain state privacy laws.

Federal Home Loan Bank System. The FHLB system, of which GBT is a member, consists of 12 regional FHLBs governed and regulated by the Federal Housing Finance Board (which we refer to as the “FHFB”). The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. The reserves are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. The FHLBs make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the boards of directors of each regional FHLB.

As a system member, according to currently existing policies and procedures, GBT is entitled to borrow from the FHLB in Dallas provided it posts acceptable collateral. GBT is also required to own a certain amount of capital stock in the FHLB. GBT is in compliance with the stock ownership rules with respect to such advances, commitments and letters of credit and collateral requirements with respect to home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to GBT are secured by a portion of the respective mortgage loan portfolio, certain other investments and the capital stock of the FHLB held by GBT.

Enforcement Powers. The federal banking agencies, including Guaranty’s primary federal regulator, the OCC, have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements, breaches of fiduciary duty or the maintenance of unsafe and unsound conditions or practices could subject Guaranty or GBT and their subsidiaries, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties. For example, the regulatory authorities may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and certain borrowings by banks and their affiliates and assets of foreign branches. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. Guaranty cannot predict the nature of future fiscal and monetary policies or the effect of these policies on its operations and activities, financial condition, results of operations, growth plans or future prospects.

Impact of Current Laws and Regulations

The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of Guaranty’s operations and thus have a negative impact on Guaranty’s profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight, and other rules and regulations to which Guaranty is subject. Those providers, because they are not so highly regulated, may have a competitive advantage over Guaranty and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

In light of current economic conditions, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. Guaranty cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which Guaranty’s business may be affected by any new regulation or statute. Future legislation, regulation and policies, and the effects of that legislation and regulation and those policies, may have a significant influence on Guaranty’s operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation, regulation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue to do so.

MANAGEMENT OF GUARANTY

General

The Guaranty Board is composed of 13 members and is divided into three classes of directors, serving staggered three-year terms. Approximately one-third of the Guaranty Board is elected by Guaranty’s shareholders at each annual shareholders’ meeting for a term of three years, and the elected directors hold office until their successors are elected and qualified or until such director’s earlier death, resignation or removal. Guaranty’s executive officers are appointed by the Guaranty Board and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

The board of directors of GBT consists of 16 members. All of Guaranty’s directors serve on the board of directors of GBT, except for Arthur B. Scharlach, Jr. and Weldon C. Miller, who retired from GBT’s board of directors in December 2014 and 2015, respectively, Clifton A. Payne, who concluded his term in December 2016, and Molly Curl. As the sole shareholder of GBT, Guaranty elects the directors of GBT annually for a term of one year and the directors of GBT hold office until their successors are elected and qualified or until such director’s earlier death, resignation or removal. The executive officers of GBT are appointed by GBT’s board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

Directors

The following table sets forth certain information regarding the executive officers and directors of the Guaranty, and positions they hold at GBT, if any, as of the date of this proxy statement/prospectus:

Name	Age	Position with Guaranty	Position with GBT	Guaranty Director Since	Guaranty Director Until / Class
Tyson T. Abston	52	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer	2002	2020 / Class II
Richard W. Baker	58	Director	Director	2015	2020 / Class II
James S. Bunch	57	Director	Director	2014	2018 / Class III
Johnny O. Conroy	72	Director	Director	2004	2020 / Class II
Molly Curl	63	Director	—	2017	2018 / Class III
Bradley K. Drake	47	Director	Director	2013	2019 / Class I
Christopher B. Elliott	49	Director	Director	2010	2018 / Class III
Carl Johnson, Jr.	62	Director	Director	2003	2019 / Class I
Kirk L. Lee	56	President	Vice Chairman and Chief Credit Officer	2005	2019 / Class I
Weldon C. Miller	82	Director	—	1979	2018 / Class III
Clifton A. Payne	60	Senior Executive Vice President and Chief Financial Officer	Senior Executive Vice President and Chief Financial Officer	1995	2019 / Class I
William D. Priefert	69	Director	Director	2002	2018 / Class III
Arthur B. Scharlach, Jr	78	Director	—	2004	2020 / Class II

A brief description of the background of each of Guaranty’s directors together with the experience, qualifications, attributes or skills that caused the Guaranty Board to determine that the individual should serve as a director is set forth below. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or executive officer.

Tyson T. Abston. Mr. Abston serves as Chairman of the Guaranty Board and Chief Executive Officer of both Guaranty and GBT. Mr. Abston joined GBT as Senior Vice President in 1997, having previously served four years as an officer of an East Texas bank. He has previously served as President of GBT’s Texarkana, Texas location and as Executive Vice President and President of GBT. Mr. Abston has served as a director of GBT since 1999 and a director of Guaranty since 2002. In 2005, Mr. Abston was elected President and Chief Executive Officer of GBT and in 2006, he was elected President of Guaranty. In 2013, Mr. Abston was elected Chairman and Chief Executive Officer of both Guaranty and GBT. He is also Chairman of the Executive Committee, a member of GBT’s Directors’ Loan Committee, and either chairs or is a member of all the key operational committees of GBT. He has served on the boards of the Federal Home Loan Bank of Dallas, Independent Bankers Association of Texas and Texas Security Bank in Dallas. Mr. Abston has also served on various charitable organization boards, including Mount Pleasant Habitat for Humanity, Mount Pleasant Industrial Foundation and the Titus County Child Welfare Board. Mr. Abston is a graduate of the University of North Texas, B.B.A. in Finance, 1988, and Texas A&M University-Texarkana, MBA, 1990. Mr. Abston’s extensive experience in banking, as well as his long-standing business and banking relationships in Guaranty’s markets, qualify him to serve on the Guaranty Board.

Richard W. Baker. Mr. Baker has served on the Guaranty Board since 2015 and has served as a director of GBT since 2013. Mr. Baker serves on Guaranty’s Corporate Governance and Nominating Committee, as well as GBT’s Directors’ Loan Committee, Executive Committee and Trust Committee. Mr. Baker began his career in 1982 when he founded Big Tex Trailer Manufacturing. He served as President and Chief Executive Officer until he sold the company in 2015. He was presented the 2001 Ernst & Young Entrepreneur of the Year Award, the 2015 National Association of Trailer Manufacturers Outstanding Member of the Year Award, and the 2016

Lifetime Achievement Award by the Titus County Chamber of Commerce. Mr. Baker is a strong supporter of the Titus County Fair, the Titus County Hospice, and a local non-profit organization known as Titus County Cares. Mr. Baker’s extensive experience in business and manufacturing, as well as his long-standing business relationships throughout the State of Texas, qualify him to serve on the Guaranty Board.

James S. Bunch. Mr. Bunch was elected to serve on the Guaranty Board in 2014 and has served as a director of GBT since 2011. Mr. Bunch serves as Chairman of Guaranty’s Compensation Committee, and as a member of Guaranty’s Corporate Governance and Nominating Committee, the Audit Committee, and GBT’s Directors’ Loan and Executive Committees. Since 2006, Mr. Bunch has served as the President and Chief Executive Officer of BWI Companies, Inc., a privately held company that has eight full service distribution locations and eight satellite locations servicing 15 states in the south and mid-south. BWI Companies, Inc. has 600 employees with annual revenue of approximately $410 million. Prior to his appointment as the President and Chief Executive Officer of BWI Companies, Inc., Mr. Bunch served as Vice President of Sales and the Texarkana location manager for the company. Mr. Bunch has over 30 years of experience managing a complex distribution company and has authored many articles regarding the growth and management of a successful business enterprises. Mr. Bunch has served as President of the National Lawn and Garden Distributors Association and as Chairman of the board of directors for Prokoz (distributor chemical buying group), Chairman of the board of directors for Gro Group (distributor lawn and garden marketing group), and currently serves on the board of Voluntary Purchasing Group (member owned co-op that manufactures fertilizer and chemicals). Mr. Bunch is a very active member and either chairs or serves on several committees at Williams Memorial Methodist Church in Texarkana, Texas. Mr. Bunch currently serves or has served on many charitable boards such as Wadley Hospital Foundation, Methodist Retirement Communities Foundation and Water Springs Ranch (a neglected children’s home). Mr. Bunch is a graduate of Stephen F. Austin State University, B.S. in Agriculture and a minor in Business Management, 1983. Mr. Bunch’s extensive management, strategic planning and mergers and acquisitions experience, as well as his community involvement, qualify him to serve on the Guaranty Board.

Johnny O. Conroy. Mr. Conroy has served on the Guaranty Board since 2004 and has served as a director of GBT since 2003. Mr. Conroy serves on Guaranty’s Compensation Committee and KSOP Committee. Mr. Conroy retired in 2009 as President of Conroy Tractor, Inc., a family owned agricultural implements business in Mount Pleasant, where he worked since 1962. Mr. Conroy is actively involved in several charitable organization boards. Mr. Conroy is a graduate of East Texas State University, B.B.A., 1968. Mr. Conroy’s extensive business and real estate experience, as well as his community involvement, qualify him to serve on the Guaranty Board.

Molly Curl. Ms. Curl was appointed to the Guaranty Board in 2017 and serves as a member of Guaranty’s Audit Committee. Ms. Curl has more than 40 years of experience in the areas of organization, compliance, loan review, loan servicing, policy development, budgeting and capital strategic planning in the financial services industry. She currently serves as a consultant in the financial services industry following her retirement in July 2017 from Grant Thornton LLP, an independent audit, tax and advisory firm, where she had served as a partner in the company’s Advisory and Regulatory Consulting group since 2010. Ms. Curl began her career as a bank examiner with the Office of the Comptroller of the Currency in 1975, where she served for approximately nine years, before then joining Grant Thornton LLP in the financial services group in 1985. She left Grant Thornton LLP in 1994 to take a senior management position at a Dallas-based financial institution, where she oversaw loan review, regulatory compliance and internal audit for 16 years, before rejoining Grant Thornton LLP in 2010. Ms. Curl currently serves on the Finance Commission of Texas, a position to which she was appointed in 2016 for a six year term. The Finance Commission oversees the Texas Department of Banking, the Department of Savings and Mortgage Lending, and the Office of the Consumer Credit Commissioner, and is the primary point of accountability for ensuring that state depository and lending institutions function as a system. Ms. Curl is a graduate of John Carroll University, B.S.B.A. Finance, 1975. She is also licensed by the State of Texas as a certified public accountant and is a member of the American Institute of Certified Public Accountants. Ms. Curl’s extensive business experience and knowledge of audit and compliance procedures qualify her to serve on the Guaranty Board.

Bradley K. Drake. Mr. Drake has served on the Guaranty Board since 2013 and has served as a director of GBT since 2007. He currently serves as a member of the Compensation Committee and GBT’s Trust Committee. Mr. Drake joined Lamar Companies, LLC in 2006 and currently serves as its President and Chief Executive Officer. Lamar Companies, LLC is a construction services company headquartered in Paris, Texas. Mr. Drake graduated with a bachelor of business administration in finance from Texas Tech University in 1993. The Governor of Texas appointed Mr. Drake as a board member of the Sulphur River Basin Authority where he is currently serving. Mr. Drake’s extensive commercial real estate experience, as well as his knowledge and business relationships throughout the State of Texas, qualify him to serve on the Guaranty Board.

Christopher B. Elliott. Mr. Elliott has served on the Guaranty Board since 2010 and has served as a director of GBT since 2004. He is Chairman of Guaranty’s Corporate Governance and Nominating Committee and Audit Committee and serves on Guaranty’s KSOP Committee, Compensation Committee and GBT’s Directors’ Loan and Executive Committees. Mr. Elliott has served as the managing partner of Kartos Holdings, L.P. since 2006. Kartos Holdings, L.P. owns several automobile dealerships with locations in Mount Pleasant, Kilgore and Jacksonville, Texas, as well as the real estate holdings associated with their operations. Mr. Elliott is a graduate of Texas Christian University, B.B.A. in Management, 1990. He is currently a member of the City of Mount Pleasant Airport Advisory Board. Mr. Elliott’s extensive business experience and contacts in Guaranty’s East Texas markets qualify him to serve on the Guaranty Board.

Carl Johnson, Jr. Mr. Johnson has served on the Guaranty Board since 2003 and has served as a director of GBT since 1992. He is Chairman of Guaranty’s KSOP Committee and serves on Guaranty’s Audit Committee, Corporate Governance and Nominating Committee and GBT’s Directors’ Loan Committee. Mr. Johnson is a Certified Public Accountant and has been an owner of Baker & Johnson, PC since 1989. Mr. Johnson has also served as the County Auditor for Titus County since 1992. He is a graduate of the University of Texas – Arlington, B.B.A. in Accounting, 1979. Mr. Johnson’s extensive financial and accounting experience qualify him to serve on the Guaranty Board.

Kirk L. Lee. Mr. Lee serves as President of Guaranty and as Vice Chairman and Chief Credit Officer of GBT. Mr. Lee serves is Chairman of GBT’s Directors’ Loan Committee, is a member of GBT’s Executive Committee and either chairs or is a member of all the key operational committees of GBT. Mr. Lee joined GBT in 1992, serving as President of GBT’s Paris, Texas office. Mr. Lee served as the President and Chief Credit Officer of GBT from 2011 until his promotion to Vice Chairman and Chief Credit Officer in 2014. Mr. Lee has served as a director of GBT since 2002 and a director of Guaranty since 2005. Mr. Lee has over 30 years of banking experience, and previously worked at the Arkansas State Banking Department as a Bank Examiner Supervisor and worked a number of years in commercial lending and management at another community bank prior to joining us. He is a graduate of Ouachita Baptist University, B.B.A., 1983. In addition, he received a graduate degree in commercial banking from the Southwestern Graduate School of Banking in 1989. His extensive experience in bank regulation and community bank management, coupled with his long-standing business and banking relationships in Guaranty’s markets, qualify him to serve on the Guaranty Board.

Weldon C. Miller. Mr. Miller has served on the Guaranty Board since 1979 and has served as a director of GBT since 1969, until his retirement from GBT’s board in December 2015. Mr. Miller has been the President of Everybody’s Furniture Company since 1957. Mr. Miller is a member of Guaranty’s Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. Mr. Miller served on the board of directors of the Bart Scharlach Memorial Foundation from 2004 to 2016, and previously served on the board of the Nevill’s Chapel Cemetery Association from 1995 to 2009. Mr. Miller served in the Texas Army National Guard for 14 years. Mr. Miller is also a member and serves as an elder of the North Jefferson Church of Christ in Mount Pleasant. Mr. Miller is a graduate of Abilene Christian College, B.S. in Marketing, 1957. Mr. Miller’s extensive business experience, as well as his years of experience as a director of Guaranty and GBT, qualify him to serve on the Guaranty Board.

Clifton A. Payne. Mr. Payne serves as the Senior Executive Vice President and Chief Financial Officer of both Guaranty and GBT. Mr. Payne either chairs or is a member of all the key operational committees of GBT.

Mr. Payne joined GBT 1984 as a Credit Analyst, before advancing to Senior Loan Officer, Controller, and Investment Officer. He has served as a director of Guaranty since 1995 and served as a director of GBT from 1995 until 2016. He currently serves as an advisory member of GBT’s board of directors. Prior to joining GBT, Mr. Payne spent four years in private practice with Oakerson & Arnold PC, a regional certified public accounting firm. With over 30 years of executive financial experience, Mr. Payne oversees GBT’s accounting, human resources and marketing divisions. During his tenure as Chief Financial Officer, Guaranty went public in 1998, was listed on NASDAQ, and then returned in 2005 to a private entity. Mr. Payne is a graduate of Baylor University, B.B.A. in Accounting, 1980, and is a licensed Certified Public Accountant. Mr. Payne’s deep institutional knowledge and extensive banking experience qualify him to serve on the Guaranty Board.

William D. Priefert. Mr. Priefert has served on the Guaranty Board since 2002 and has served as a director of GBT since 1983. Mr. Priefert serves as a member of Guaranty’s KSOP Committee and GBT’s Executive Committee. Mr. Priefert has been Chairman of the Board and CEO of Priefert Manufacturing, Inc., a farm, ranch and rodeo equipment manufacturer, since 1988. Mr. Priefert also serves on the board of BWI Companies, Inc., and is a Transportation Committee member of the Titus County Chamber of Commerce. He previously served as a member of the Northeast Texas Community College Board from 2002 to 2014. Mr. Priefert is a graduate of Stephen F. Austin University, B.B.A. in Business Management, 1970. Mr. Priefert’s extensive experience in business and manufacturing, as well as his community involvement, leadership skills and his business relationships throughout the State of Texas, qualify him to serve on the Guaranty Board.

Arthur B. Scharlach. Jr. Mr. Scharlach has served as a director of Guaranty since 1979 and served as a director of GBT from 1971 until December 2014. Mr. Scharlach joined GBT in 1970 and served GBT in varying capacities as Senior Vice President, President, Chief Operating Officer, Chairman and Chief Executive Officer until his retirement in 2005. In 2013, Mr. Scharlach resigned as Chairman of the Guaranty Board. Mr. Scharlach is a graduate of Texas Christian University, B.B.A., 1965. Mr. Scharlach also received a BAI degree from the University of Wisconsin in Operations & Audit. Mr. Scharlach has served as a director and as Chairman of TIB-The Independent BankersBank, as well as served on various board and charitable organizations in the community, including the Mount Pleasant Industrial Foundation, the Titus County Child Welfare Board, and the Board of Trustees of the Texas Methodist Foundation. Mr. Scharlach’s experience with Guaranty and GBT and extensive community and banking relationships qualify him to serve on the Guaranty Board.

Executive Officers

The following table sets forth certain information regarding each of the executive officers of GBT who are not also directors of Guaranty, and positions they hold at GBT and Guaranty, if any, as of the date of this proxy statement/prospectus:

Name	Age	Position with Guaranty	Position with GBT
Martin C. Bell	56	—	Executive Vice President
Charles A. Cowell	63	—	Vice Chairman of the Board and Executive Vice President
Randall R. Kucera	61	Vice President and General Counsel	Executive Vice President and General Counsel
Harold E. Lower, II	53	—	Executive Vice President
J. Daniel Muskrat	38	—	Executive Vice President and Chief Information Officer
Robert P. Sharp	52	—	Executive Vice President

A brief description of the background of such executive officers of GBT who are not also directors of Guaranty is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.

Martin C. Bell. Mr. Bell has been an Executive Vice President of GBT since 2005 and currently serves as an advisory member of GBT’s board of directors. Mr. Bell has commercial, real estate, and consumer lending responsibilities, as well as administrative oversight of several East Texas GBT locations and serves as Chief Operations Officer. He leads GBT’s strategic planning process and integrations of mergers and acquisitions. Mr. Bell either chairs or is a member of all key operational committees of GBT. Mr. Bell has over 30 years of banking experience. He is a graduate of Texas Christian University, B.B.A. in Finance, 1984, and is also a graduate of the Texas Tech University Intermediate and Advanced Schools of Banking. In 1991, Mr. Bell graduated with Honors from the Southwestern Graduate School of Banking in Dallas.

Chuck Cowell. Mr. Cowell has been an Executive Vice President of GBT since 2015 and has served on GBT’s board of directors since October 2016, currently serving as Vice Chairman. He has extensive lending and administrative oversight of all GBT locations in the Dallas/Fort Worth metroplex as well as GBT’s trust, mortgage lending, mortgage warehouse lending, SBA lending, credit administration, loan review and marketing divisions. He also either chairs or serves as a member on all the key operational committees of GBT. Mr. Cowell served as President and Chief Executive Officer of Preston State Bank and its parent company DCB Financial in Dallas from 2009 until its acquisition by Guaranty in 2015. He has over 46 years of industry experience, having served in executive positions for both privately held and publicly-traded institutions in the Midland, Graham, Abilene, and Houston, Texas markets. Cowell received his undergraduate degree in finance from Texas Tech University and is a graduate of the National Installment Lending School in Norman, Oklahoma and the Southwestern Graduate School of Banking in Dallas.

Randall R. Kucera. Mr. Kucera serves as Executive Vice President and General Counsel for both Guaranty and GBT, and as advisory director to GBT’s board of directors. Prior to joining GBT in 2012, Mr. Kucera was a partner in the litigation division of Akin, Gump, Strauss, Hauer & Feld LLP, or Akin Gump, for more than five years. Prior to joining Akin Gump, he was an assistant district attorney in the Dallas County District Attorney’s Office. In his 30-year legal career, Mr. Kucera focused on complex commercial litigation, including a wide variety of contract, antitrust, lender liability, business tort, intellectual property, and insurance matters. He previously served as the litigation partner in charge of Akin Gump’s commercial mortgage-backed securities (CMBS) litigation practice, which handled complex commercial real estate litigation involving institutional lenders, financial service companies, conduit lenders, and master and special servicers. Mr. Kucera has been a speaker at various continuing education seminars in Texas on the subjects of litigation and civil procedure. He has published articles on the subject of litigating claims in mortgage and asset-backed securities matters, including publications in the American Bar Association Real Estate Litigation newsletter and the Mortgage and Asset-Backed Securities Litigation Handbook. Mr. Kucera is a graduate of Vanderbilt University, B.A. in political science, summa cum laude, 1979. Mr. Kucera is also a graduate of Yale Law School, J.D., 1983. He is a member of the State Bar of Texas and is admitted to practice before the U.S. district courts for the Northern, Southern, Eastern, and Western Districts of Texas, the U.S. Court of Appeals for the 5th and 7th Circuits and the Supreme Court of the United States.

Harold E. Lower, II. Mr. Lower has been an Executive Vice President of GBT since 2010 and currently serves as an advisory member of GBT’s board of directors and Directors’ Loan Committee. He served as a member of the Guaranty Board from 2013 through 2015 and a member of GBT’s board of directors from 2012 through 2015. He also either chairs or serves as a member on all the key operational committees of GBT. In his capacity as Executive Vice President of GBT, Mr. Lower is responsible for overseeing the operations of GBT’s 12 locations in Bowie, Cass, Lamar, Hopkins, Franklin, Rockwall and Hunt counties. Mr. Lower joined GBT in 2009 as a Senior Vice President, having previously served eight years as an officer of a Northeast Texas bank. Mr. Lower has over 28 years of experience in the financial services industry. He is a graduate of Texas A&M University, B.B.A. in Accounting, 1987, and is a licensed Certified Public Accountant.

J. Daniel Muskrat. Mr. Muskrat currently serves as Executive Vice President and Chief Information Officer of GBT and is an advisory member of GBT’s board of directors. He is chairman of GBT’s Technology Committee, Core Processing Committee and Business Intelligence Committee, in addition to serving as a member on most other key operational committees of GBT. In his capacity as Executive Vice President, Mr. Muskrat has administrative oversight of the deposit services, data processing, internet banking and information technology divisions of GBT. Mr. Muskrat has 19 years of banking experience in the areas of online and mobile banking, mergers and acquisitions, operations, network infrastructure, system conversions, data processing and information security. Mr. Muskrat serves in many advisory capacities such as a member of Fiserv’s Precision Core Advisory Council and First Data’s Online Banking Advisory Council. He also serves the Mount Pleasant community in several roles including Founder and Executive Board Member of MPISD Education Foundation and he has served on various advisory committees for the Northeast Texas Community College. Mr. Muskrat also serves the community as a Founder, Director, Life Group Leader, and Senior Leadership Team Member at Center Church. Mr. Muskrat is actively involved with the Mount Pleasant Rotary Club as a Board Member, Past President and Treasurer. He has served the Mount Pleasant Chamber of Commerce as a Team Captain for the 2014 Total Resource Campaign and has served the past four years on Everything Texas Ranch Run Committee. Mr. Muskrat is a graduate of Baylor University, B.A. in Information Systems Management, 2001, and received an MBA from Baylor University in 2004. He is also a graduate of the 2011 Leadership Mount Pleasant Class.

Robert P. Sharp. Mr. Sharp currently serves as Executive Vice President of GBT, and was elected as an advisory director of GBT in 2013. In addition to commercial lending responsibilities, Mr. Sharp has administrative oversight of GBT’s Mount Pleasant and Pittsburg locations, regulatory compliance and loan operations divisions. Mr. Sharp chairs or serves as a member on all key operational committees of GBT. Mr. Sharp joined GBT in 2006 as Senior Vice President, having previously served 23 years with various North Texas banks. Mr. Sharp has over 30 years of banking experience. He is a graduate of Texas Tech University, B.A., 1990, and attended the American British College in Barcelona, Spain. Mr. Sharp also graduated with honors from the Southwestern Graduate School of Banking in Dallas in 2007. He serves as a trustee at Northeast Texas Community College, is a member of the Mount Pleasant Rotary Club, and was formerly a director of Cypress Basin Hospice from 2003 to 2014.

Corporate Governance Principles and Board Matters

Guaranty is committed to having sound corporate governance principles, which are essential to running Guaranty’s business efficiently and maintaining Guaranty’s integrity in the marketplace. The Guaranty Board has adopted Corporate Governance Guidelines, which set forth the framework within which the Guaranty Board, assisted by Guaranty’s board committees, directs the affairs of Guaranty’s organization. The Guidelines address, among other things, the composition and functions of the board, director independence, compensation of directors, management succession and review, board committees and selection of new directors. In addition, the Guaranty Board adopted a Code of Conduct that applies to all of Guaranty’s directors, officers and employees, as well as a separate Code of Ethics for the Chief Executive Officer and Senior Financial Officers. Guaranty’s Corporate Governance Guidelines, as well the Code of Conduct and Code of Ethics, are available on Guaranty’s website at www.gnty.com. Any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on Guaranty’s website, as well as any other means required by NASDAQ rules.

Board independence.     Under NASDAQ rules, independent directors must comprise a majority of the Guaranty Board within a specified period of time of Guaranty’s initial public offering. NASDAQ rules, as well as those of the SEC, also impose several other requirements with respect to the independence of Guaranty’s directors.

The Guaranty Board has evaluated the independence of its members based upon NASDAQ rules and the SEC. Applying these standards, the Guaranty Board has affirmatively determined that directors Baker, Bunch, Conroy, Curl, Drake, Elliot, Johnson, Miller, and Priefert are “independent directors” under the applicable rules. Guaranty has determined that directors Abston, Lee, Payne and Scharlach are not “independent directors” under the applicable rules. Directors Abston, Lee and Payne are employees of GBT, and Mr. Scharlach was engaged as a consultant of GBT pursuant to a consulting agreement that expired February 1, 2016.

Leadership structure.     The Guaranty Board and the board of directors of GBT each meet monthly. The Guaranty Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board of Directors, as the Guaranty Board believes that it is in the best interests of Guaranty’s organization to make that determination from time to time based on the position and direction of Guaranty’s organization and the membership of the board. The Guaranty Board has determined that having Guaranty’s Chief Executive Officer serve as Chairman of the Board of Directors is in the best interests of Guaranty’s shareholders at this time. The Guaranty Board believes that this structure makes best use of the Chief Executive Officer’s extensive knowledge of Guaranty’s organization and the banking industry. The board views this arrangement as also providing an efficient nexus between Guaranty’s organization and the board, enabling the board to obtain information pertaining to operational matters expeditiously and enabling Guaranty’s Chairman to bring areas of concern before the board in a timely manner.

Because the positions of Chairman and Chief Executive Officer are held by the same person, the Guaranty Board has designated Weldon C. Miller to serve as Lead Independent Director. Among other things, the Lead Independent Director (i) presides at all meetings of the board at which the Chairman is not present, including executive sessions of the independent directors; (ii) serves as liaison between the Chairman and the independent directors; (iii) approves information sent to the Guaranty Board; (iv) approves meeting agendas for the Guaranty Board; (v) approves meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) has the authority to call meetings of the independent directors; and (vii) if requested by major shareholders, makes himself or herself available for consultation and direct communication.

Board meetings.     The Guaranty Board held 13 scheduled meetings in 2017. Information regarding meetings of the various committees is described below. All directors attended at least 75% of the board and committee meetings on which they served during 2017. Directors are encouraged to attend annual meetings of Guaranty’s shareholders, although Guaranty has no formal policy on director attendance at annual meetings.

Board committees.     The Guaranty Board has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the KSOP Committee. The Guaranty Board also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and Guaranty’s corporate governance documents.

Audit Committee.     The members of Guaranty’s Audit Committee are directors Elliott (Chairman), Bunch, Curl, Johnson and Miller. The Guaranty Board has evaluated the independence of each of the members of Guaranty’s Audit Committee and has affirmatively determined that (i) each of the members of Guaranty’s Audit Committee is an “independent director” under NASDAQ rules, (ii) each of the members satisfies the additional independence standards under applicable SEC rules for audit committee service, and (iii) each of the members has the ability to read and understand fundamental financial statements. In addition, the Guaranty Board has determined that Mr. Johnson is a financial expert and has the financial sophistication required of at least one member of the Audit Committee by NASDAQ rules due to his experience and background. The Guaranty Board has also determined that directors Curl and Johnson each qualify as an “audit committee financial expert” under the rules and regulations of the SEC. Guaranty’s Audit Committee held 11 scheduled meetings in 2017.

The Audit Committee assists the board of directors in its oversight of the integrity of Guaranty’s financial statements, the selection, engagement, management and performance of Guaranty’s independent auditor that audits and reports on Guaranty’s consolidated financial statements, the performance of Guaranty’s internal audit function, the review of reports of bank regulatory agencies and monitoring management’s compliance with the recommendations contained in those reports and Guaranty’s compliance with legal and regulatory requirements related to Guaranty’s financial statements and reporting. Among other things, Guaranty’s Audit Committee has responsibility for:

•	selecting and reviewing the performance of Guaranty’s independent auditor and approving, in advance, all engagements and fee arrangements;

•	reviewing reports from the independent auditor regarding its internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by governmental or professional authorities, and any steps taken to deal with such issues;

•	reviewing the independence of Guaranty’s independent auditor and setting policies for hiring employees or former employees of Guaranty’s independent auditor and for audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

•	resolving any disagreements regarding financial reporting between management and the independent auditor;

•	overseeing Guaranty’s internal audit function;

•	reviewing operating and control issues identified in internal audit reports, management letters, examination reports of regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

•	meeting with management and the independent auditor to review the effectiveness of Guaranty’s system of internal control and internal audit procedures, and to address any deficiencies in such procedures;

•	monitoring management’s compliance all applicable laws, rules and regulations;

•	reviewing Guaranty’s earnings releases and reports filed with the SEC;

•	preparing the Audit Committee report required by SEC rules to be included in Guaranty’s annual report;

•	reviewing the adequacy and effectiveness of Guaranty’s accounting and financial controls, including guidelines and policies for assessing and managing Guaranty’s risk exposure;

•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by Guaranty regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Guaranty employees of concerns, regarding questionable accounting or auditing matters;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors; and

•	handling such other matters that are specifically delegated to the Audit Committee by the Guaranty Board from time to time.

Guaranty’s Audit Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee is available on Guaranty’s website at www.gnty.com.

Compensation Committee.     The members of Guaranty’s Compensation Committee are directors Bunch (Chairman), Conroy, Drake, Elliott and Miller. The Guaranty Board has evaluated the independence of each of the members of Guaranty’s Compensation Committee and has affirmatively determined that each of the members of Guaranty’s Compensation Committee meets the definition of an “independent director” under NASDAQ rules.

Guaranty’s board has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code. Guaranty’s Compensation Committee held four scheduled meetings in 2017.

The Compensation Committee assists the Guaranty Board in its oversight of Guaranty’s overall compensation structure, policies and programs and assessing whether such structure meets Guaranty’s corporate objectives, the compensation of Guaranty’s named executive officers and the administration of Guaranty’s compensation and benefit plans.

Among other things, Guaranty’s Compensation Committee has responsibility for:

•	reviewing and determining, and recommending to the board of directors for its confirmation, the annual compensation, annual incentive compensation and any other matter relating to the compensation of Guaranty’s named executive officers; all employment agreements, severance or termination agreements, change in control agreements to be entered into between any executive officer and us; and modifications to Guaranty’s philosophy and compensation practices relating to compensation of Guaranty’s directors and management;

•	reviewing and determining, and recommending to the Guaranty Board for its confirmation, the establishment of performance measures and the applicable performance targets for each performance-based cash and equity incentive award to be made under any benefit plan;

•	taking all actions required or permitted under the terms of Guaranty’s benefit plans, with separate but concurrent authority;

•	reviewing, approving and administering each of Guaranty’s benefit plans, and performing such other duties and responsibilities and may be assigned to the Compensation Committee under the terms of such plans;

•	reviewing with Guaranty’s Chief Executive Officer the compensation payable to employees other than the named executive officers, including equity and non-equity incentive compensation and other benefits and Guaranty’s total incentive compensation program envisioned for each fiscal year;

•	consulting with Guaranty’s Chief Executive Officer regarding a succession plan for Guaranty’s executive officers, including Guaranty’s Chief Executive Officer, and the review of Guaranty’s leadership development process for senior management positions;

•	reviewing the performance of Guaranty’s named executive officers;

•	reviewing and discussing with management any compensation discussion and analysis included in Guaranty’s annual meeting proxy statements and any other reports filed with the SEC and determining whether or not to recommend to the Guaranty Board that such compensation discussion and analysis be so included;

•	preparing the Compensation Committee report required by SEC rules to be included in Guaranty’s annual report;

•	overseeing the administration of Guaranty’s equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to the Guaranty Board relating to these matters;

•	overseeing and making recommendations to the board of directors regarding Guaranty’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation and approval of equity compensation plans;

•	conducting an annual evaluation of the performance of the Compensation Committee and the adequacy of its charter and recommending to the board of directors any changes that it deems necessary; and

•	handling such other matters that are specifically delegated to the Compensation Committee by the Guaranty Board from time to time.

Guaranty’s Compensation Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee is available on Guaranty’s website at www.gnty.com.

Compensation Committee interlocks and insider participation.     During 2017, none of the members of Guaranty’s Compensation Committee were an officer or employee of Guaranty or GBT. In addition, none of Guaranty’s executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of Guaranty’s directors or on Guaranty’s Compensation Committee.

Corporate Governance and Nominating Committee.     The members of Guaranty’s Corporate Governance and Nominating Committee are directors Elliott (Chairman), Baker, Bunch, Johnson and Miller. The Guaranty Board has evaluated the independence of each of the members of Guaranty’s Corporate Governance and Nominating Committee and has affirmatively determined that each of the members of Guaranty’s Corporate Governance and Nominating Committee meets the definition of an “independent director” under NASDAQ rules. Guaranty’s Corporate Governance and Nominating Committee held one scheduled meeting in 2017.

The Corporate Governance and Nominating Committee assists the Guaranty Board in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on the Guaranty Board and the board of directors of each of Guaranty’s subsidiaries, monitoring the composition and functioning of the standing committees of the board of directors of Guaranty and each of Guaranty’s subsidiaries, developing, reviewing and monitoring the corporate governance policies and practices of Guaranty and each of Guaranty’s subsidiaries.

Among other things, Guaranty’s Corporate Governance and Nominating Committee is responsible for:

•	reviewing the performance of the Guaranty Board and the board of directors of each of Guaranty’s subsidiaries;

•	identifying, assessing and determining the qualification, attributes and skills of, and recommend, persons to be nominated by the Guaranty Board for election as directors and to fill any vacancies on the Guaranty Board and the board of directors of each of Guaranty’s subsidiaries;

•	reviewing the background, qualifications and independence of individuals being considered as director candidates, including persons proposed by Guaranty’s shareholders;

•	reviewing and recommending to the Guaranty Board each director’s suitability for continued service as a director upon the expiration of his or her term and upon any material change in his or her status;

•	reviewing the size and composition of the board of directors of Guaranty and each of Guaranty’s subsidiaries as a whole, and recommend any appropriate changes to reflect the appropriate balance of required independence, knowledge, experience, skills, expertise and diversity;

•	monitoring the function of Guaranty’s standing committees and recommending any changes, including the director assignments, creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with Guaranty’s corporate governance guidelines and the corporate governance provisions of the federal securities laws and the listing rules applicable to us;

•	investigating any alleged violations of such guidelines and the applicable corporate governance provisions of federal securities laws and listing rules, and reporting such violations to the Guaranty Board with recommended corrective actions;

•	reviewing Guaranty’s corporate governance practices in light of best corporate governance practices among Guaranty’s peers and determining whether any changes in Guaranty’s corporate governance practices are necessary;

•	considering any resignation tendered to the Guaranty Board by a director and recommend the acceptance of such resignation if appropriate;

•	considering questions of possible conflicts of interest involving directors, including operations that could be considered competitive with Guaranty’s operations or otherwise present a conflict of interest;

•	reviewing and approving all related person transactions in accordance with Guaranty’s policy and procedures;

•	overseeing Guaranty’s director orientation and continuing education programs for the board of directors;

•	reviewing its charter and recommending to the Guaranty Board any modifications or changes; and

•	handling such other matters that are specifically delegated to the Corporate Governance and Nominating Committee by the Guaranty Board from time to time.

Guaranty’s Corporate Governance and Nominating Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Corporate Governance and Nominating Committee is available on Guaranty’s website at www.gnty.com.

Director qualifications.     In carrying out its functions, the Corporate Governance and Nominating Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in Guaranty’s future proxy statements. These criteria may include the following attributes:

•	adherence to high ethical standards and high standards of integrity;

•	sufficient educational background, professional experience, business experience, service on other boards of directors and other experience, qualifications, diversity of viewpoints, attributes and sills that will allow the candidate to serve effectively on the board of directors and the specific committee for which he or she is being considered;

•	evidence of leadership, sound professional judgment and professional acumen;

•	evidence the nominee is well recognized in the community and has a demonstrated record of service to the community;

•	a willingness to abide by any published code of conduct or ethics for Guaranty and to objectively appraise management performance;

•	the ability and willingness and ability to devote sufficient time to carrying out the duties and responsibilities required of a director;

•	any related person transaction in which the candidate has or may have a material direct or indirect interest and in which Guaranty participate; and

•	the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of Guaranty and the interests of Guaranty’s shareholders.

The Corporate Governance and Nominating Committee will also evaluate potential nominees for the Guaranty Board to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are “independent” in accordance with applicable SEC and NASDAQ rules (to ensure that, at all times, at least a majority of Guaranty’s directors are independent). Although Guaranty does not have a separate diversity policy, the committee considers the diversity of Guaranty’s directors and nominees in terms of knowledge, experience, skills, expertise and other demographics that may contribute to the Guaranty Board.

Prior to nominating or, if applicable, recommending an existing director for re-election to the Guaranty Board, the Corporate Governance and Nominating Committee will consider and review the following attributes with respect to each existing director:

•	attendance and performance at meetings of the Guaranty Board and the committees on which such director serves;

•	length of service on the Guaranty Board;

•	experience, skills and contributions that the existing director brings to the Guaranty Board;

•	independence and any conflicts of interest; and

•	any significant change in the director’s status, including the attributes considered for initial membership on the Guaranty Board.

KSOP Committee.     The KSOP Committee is responsible for managing the operation and administration of the KSOP. The KSOP Committee serves as the trustee of the KSOP and its members are appointed by the Guaranty Board. The voting members of Guaranty’s KSOP Committee are directors Johnson (Chairman), Conroy, Elliott and Priefert. Guaranty’s KSOP Committee held 10 scheduled meetings in 2017.

Code of Conduct; Code of Ethics for Chief Executive Officer and Senior Financial Officers.     The Guaranty Board has adopted a Code of Conduct that applies to all of Guaranty’s directors, officers and employees. The Code of Conduct sets forth the standard of conduct that Guaranty expects all of Guaranty’s directors, officers and employees to follow, including Guaranty’s Chief Executive Officer and Chief Financial Officer. In addition, the Guaranty Board has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to Guaranty’s Chief Executive Officer, Guaranty’s Chief Financial Officer and any other officer serving in a finance function and sets forth specific standards of conduct and ethics that Guaranty expects from such individuals in addition to those set forth in the Code of Conduct. Guaranty’s Code of Conduct and Guaranty’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers are available on Guaranty’s website at www.gnty.com. Guaranty expects that any amendments to the Code of Conduct or the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or any waivers of their respective requirements, will be disclosed on Guaranty’s website, as well as any other means required by NASDAQ rules or the SEC.

Corporate Governance Guidelines.     Guaranty has adopted Corporate Governance Guidelines to assist the Guaranty Board in the exercise of its fiduciary duties and responsibilities and to promote the effective functioning of the Guaranty Board and its committees. Guaranty’s Corporate Governance Guidelines are available on Guaranty’s website at www.gnty.com.

Shareholder communications with the Guaranty Board.     The Guaranty Board has established the following procedure to enable anyone who has a concern regarding Guaranty to communicate that concern directly to an individual director, the board as a group, or a specified committee or group, including the independent directors as a group. Any such communication should be made using the following contact information:

c/o Corporate Secretary

Guaranty Bancshares, Inc.

201 South Jefferson Street

Mount Pleasant, Texas 75455

Each communication should specify the applicable addressee or addresses to be contacted as well as the general topic of the communication. Communications may be confidential or anonymous. Guaranty will initially receive and process communications before forwarding them to the addressee. Communications may also be referred to other departments within Guaranty. Guaranty generally will not forward to the directors a communication that it determines to be primarily commercial in nature or related to an improper or irrelevant topic, or that requests general information about Guaranty.

Concerns about questionable accounting or auditing matters or possible violations of the Code of Business Conduct should be reported under the procedures outlined in the Code, which is available on Guaranty’s website (www.gnty.com).

EXECUTIVE COMPENSATION AND OTHER MATTERS

Guaranty is providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined by the JOBS Act. Guaranty named executive officers for 2017, which consist of Guaranty’s principal executive officer and the two other most highly compensated executive officers, are:

•	Tyson T. Abston, Chairman of the Board and Chief Executive Officer;

•	Kirk L. Lee, President; and

•	Clifton A. Payne, Senior Executive Vice President and Chief Financial Officer.

Agreements with Executive Officers

Guaranty has not entered into employment agreements with any of its named executive officers, each of whom serves at the pleasure of the Guaranty Board and is an “at will” employee.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to Guaranty’s named executive officers who were serving as executive officers at the end of Guaranty’s fiscal year ended December 31, 2017. Except as set forth in the notes to the table, all cash compensation for each of Guaranty’s named executive officers was paid by Guaranty or by GBT, where Messrs. Abston and Payne serve in the same capacity, and Mr. Lee serves as Vice Chairman and Chief Credit Officer.

Name and Principal Guaranty Position	Year	Salary	Nonequity Incentive Plan Compensation (1)(2)	Nonqualified Deferred Compensation Earnings(3)	All Other Compensation (4)(5)(6)	Total
Tyson T. Abston	2017	$344,678	$315,152	$29,958	$76,904	$766,692
Chairman of the Board and Chief Executive Officer
Kirk L. Lee	2017	$246,211	$141,332	$23,833	$66,210	$477,586
President
Clifton A. Payne	2017	$234,300	$131,268	$27,929	$63,107	$456,604
Senior Executive Vice President and Chief Financial Officer

(1)	The amounts in this column include performance based cash bonuses of $302,152, $131,931 and $122,707 paid to Messrs. Abston, Lee and Payne, respectively, pursuant to Guaranty’s Employee Bonus Plan.
(2)	The amounts in this column also include the amount of vested contributions of $13,000, $9,401 and $8,561 earned by Messrs. Abston, Lee and Payne, respectively, pursuant to Guaranty’s Executive Incentive Retirement Plan.
(3)	The amounts in this column represent the amount of interest earned on vested contributions under Guaranty’s Executive Incentive Retirement Plan that exceeds 120.0% of the applicable federal long-term rate.
(4)	As other compensation, Mr. Abston received director fees of approximately $48,175, employer KSOP contributions of approximately $13,500, life insurance premiums of approximately $1,242, wellness benefits of $9,452 and $4,535 attributable to the use of a company car.
(5)	As other compensation, Mr. Lee received director fees of approximately $48,175, employer KSOP contributions of approximately $13,500, life insurance premiums of approximately $2,322 and $2,213 attributable to the use of a company car.
(6)	As other compensation, Mr. Payne received director fees of approximately $32,025, employer KSOP contributions of approximately $13,500, life insurance premiums of approximately $3,564, wellness benefits of $10,205 and $3,813 attributable to the use of a company car.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information relating to the unexercised options held by Guaranty’s named executive officers as of December 31, 2017. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of Guaranty common stock on the grant date. Each of the stock options set forth below vests ratably in annual installments over a period of 10 years from the grant date, beginning on the first anniversary of the grant date. No stock options were exercised by the named executive officers and Guaranty’s Chief Financial Officer during fiscal 2017.

	Options Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Tyson T. Abston	15,000	35,000	—	24.00	10/15/2024
Kirk L. Lee	9,000	21,000	—	24.00	10/15/2024
Clifton A. Payne	7,500	17,500	—	24.00	10/15/2024

2015 Equity Incentive Plan

The Guaranty Board and shareholders adopted and approved the Guaranty 2014 Stock Option Plan (which we refer to as the “Option Plan”), which became effective on February 19, 2014. On February 18, 2015, the Guaranty Board amended and restated the Option Plan as the 2015 Equity Incentive Plan (which we refer to as the “2015 Plan”). Guaranty’s shareholders adopted and approved 2015 Plan on April 15, 2015. The following is a brief summary of the material terms of the 2015 Plan.

Purpose. The purpose of the 2015 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants and to promote the success of Guaranty’s and GBT’s business by offering these individuals an opportunity to acquire a proprietary interest in the success of Guaranty.

Administration. The Guaranty Board or one or more committees appointed by the Guaranty Board will administer the 2015 Plan. For this purpose, the Guaranty Board has delegated general administrative authority for the 2015 Plan to the Compensation Committee.

Eligibility. Persons eligible to receive awards under the 2015 Plan include officers, directors, employees and consultants. The Compensation Committee determines from time to time the participants to whom awards will be granted.

Authorized Shares; Limits on Awards. The maximum number of shares of common stock that may be issued or transferred pursuant to awards under the 2015 Plan equals 1,000,000 shares, all of which may be subject to incentive stock option treatment. Under the terms of the 2015 Plan, the maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the 2015 Plan, other than those subject to incentive stock option treatment, shall increase annually on the first day of each fiscal year following the adoption of the 2015 Plan by 20,000 shares, unless the Guaranty Board determines a lesser amount. For each fiscal year after adopting the 2015 Plan, Guaranty determined not to increase the number of shares that may be issued under the plan. As a result, the maximum number of shares of common stock that may be issued or transferred pursuant to awards under the 2015 Plan continues to equal 1,000,000 shares, all of which may be subject to incentive stock option treatment. Additionally, the maximum number of shares that may be issued for awards to any single officer, employee or consultant participant during a calendar year for stock options and stock appreciation rights (which we refer to as the “SARs”), is 300,000 shares (200,000 shares for non-employee members of the Guaranty Board), for other stock-based awards (excluding stock options and SARs but including restricted stock and restricted stock units) is 150,000 shares (100,000 shares for non-employee members of the Guaranty Board) and for cash awards is $2.0 million.

If any shares of stock covered by an award granted under the 2015 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2015 Plan with respect to the award will again be available for making awards under the 2015 Plan.

Currently Outstanding Awards. As of February 28, 2018, 484,442 stock options and 515,558 restricted stock units were issued and outstanding under the 2015 Plan and an aggregate of 515,558 shares of Guaranty common stock remain available for issuance under the 2015 Plan. Other than as set forth above, no other types of incentive awards have been issued under the 2015 Plan as of February 28, 2018.

Adjustments for Changes in Capitalization. In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, Guaranty’s Compensation Committee will make adjustments that it deems appropriate to the aggregate number of shares of common stock that may be issued under the 2015 Plan and the terms of outstanding awards.

Incentive Awards. The 2015 Plan authorizes the grant of stock options, SARs, restricted stock, restricted stock units, performance-based awards, as well as other awards described in the 2015 Plan. The 2015 Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash. An option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

Stock Options. A stock option is the right to purchase shares of common stock at a future date at a specified price per share generally equal to, but no less than, the fair market value of a share on the date of grant. An option may either be an incentive stock option (which we refer to as the “ISO”) or a nonstatutory stock option (which we refer to as the “NSO”). ISO benefits are taxed differently from NSOs, as described below under “—Federal Income Tax Treatment of Awards under the 2015 Plan.” ISOs also are subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2015 Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the Compensation Committee.

SARs. A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the fair market value of a share of common stock the date on the date of grant.

Restricted Stock. A restricted stock award is typically for a fixed number of shares of common stock that remain forfeitable unless and until specified conditions are met. Upon satisfaction of the applicable conditions, the holder of a restricted stock award may sell or transfer the shares.

Restricted Stock Units. A restricted stock unit is an award that entitles the recipient to receive a share of Guaranty common stock or an amount of cash equal to the fair market value of a share of Guaranty common stock upon the satisfaction of applicable restrictions. Restricted stock units are similar to restricted stock; however restricted stock units are a promise to deliver shares or cash, while an award of restricted stock is a grant of actual shares of Guaranty common stock subject to transfer restrictions.

Performance-Based Awards.     Guaranty’s Compensation Committee may designate any award, the exercisability or settlement of which is subject to the achievement of performance conditions, as a performance-based award that is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code. In order to qualify as performance-based compensation, the performance objectives used for the performance-based award must be from the list of performance objectives set forth in the 2015 Plan.

Until recently, Section 162(m) of the Internal Revenue Code imposed a limit, with certain exceptions, on the amount that a publicly held corporation may deduct in any tax year for the compensation paid or accrued to its principal executive officer and three highest compensated officers (other than the principal executive officer or the principal financial officer). However, on December 22, 2017, the President signed the Tax Cuts and Jobs Act, or the TCJA, into law. The TCJA repeals certain exceptions to the deductible limit for performance-based compensation for tax years beginning after 2017. In addition, the TCJA requires compensation paid to the principal financial officer also be subject to the limit, in addition to the principal executive officer and three other highest compensated officers, or covered employees. Once an employee is treated as a covered employee in a tax year after December 31, 2016, the individual remains a covered employee for all future years, including once they are no longer employed by the Company and with respect to payments made after the death of the covered employee. The TCJA does provide for a transition exception to these changes to Section 162(m) whereby the expansion of the rules mentioned above does not apply to remuneration paid under a written, binding contract in effect on November 2, 2017, so long as that agreement is not materially modified on or after that date.

Acceleration of Awards; Possible Early Termination of Awards. Upon a change in control of Guaranty, outstanding awards under the 2015 Plan will be assumed or substituted on substantially the same terms. However, if the successor corporation does not assume or substitute the outstanding awards, then vesting of these awards will fully accelerate, and in the case of options or SARs, will become immediately exercisable. For this purpose a change in control is defined to include certain changes in the majority of the Guaranty Board, the sale of all or substantially all of Guaranty’s assets and the consummation of certain mergers or consolidations.

Transfer Restrictions. Subject to certain exceptions, awards under the 2015 Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by him or her.

Termination of or Changes to the 2015 Plan. The Guaranty Board may, in its discretion, amend, alter or terminate the 2015 Plan or any award outstanding under the 2014 plan at any time and in any manner. Unless required by applicable law or listing agency rule, shareholder approval for any amendment will not be required. Unless previously terminated by the Guaranty Board, the 2015 Plan will terminate on the tenth anniversary of its effective date. Outstanding awards may be amended, subject, however, to the consent of the holder if the amendment materially and adversely affects the holder.

Federal Income Tax Treatment of Awards under the 2015 Plan. Federal income tax consequences (subject to change) relating to awards under the 2015 Plan are summarized in the following discussion. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

For NSOs, Guaranty is generally entitled to deduct (and the optionee recognizes taxable income in) an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. For ISOs, Guaranty is generally not entitled to a deduction nor does the participant recognize income at the time of exercise. The current federal income tax consequences of other awards authorized under the 2015 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses and performance share awards are generally subject to tax at the time of payment; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. Guaranty will generally have a corresponding deduction at the time the participant recognizes income. However, as for those awards subject to ISO treatment, Guaranty would generally have no corresponding compensation deduction.

If an award is accelerated under the 2015 Plan in connection with a change in control (as this term is used under the Internal Revenue Code), Guaranty may not be permitted to deduct the portion of the compensation attributable to the acceleration, commonly called parachute payments, if it exceeds certain threshold limits under the Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards which are not “performance-based” within the meaning of Section 162(m) of the Internal Revenue Code, or do not fall within any other applicable exceptions, Guaranty may not be permitted a deduction in certain circumstances.

Employee Bonus Plan

Guaranty sponsors an Employee Bonus Plan (which we refer to as the “Bonus Plan”). The Bonus Plan rewards officers and employees based on performance of individual business units of Guaranty. Earnings and growth performance goals for each business unit and for Guaranty as a whole are established at the beginning of the calendar year and approved annually by the Guaranty Board. The Bonus Plan provides for a predetermined bonus amount to be contributed to the employee bonus pool based on (i) earnings target and growth for individual business units and (ii) achieving certain pre-tax return on average equity and pre-tax return on average asset levels for Guaranty as a whole. These bonus amounts are established annually by the Guaranty Board. In 2017, the Bonus Plan expense was $2.3 million based on a pre-tax return on average equity and a pre-tax return on average assets of 13.51% and 1.29%, respectively.

Employee Stock Ownership Plan

As of January 1, 1992, GBT amended and restated its 401(k) profit sharing plan in its entirety as an Employee Stock Ownership Plan (which we refer to as the “ESOP”), as defined in the Internal Revenue Code, and upon Guaranty’s acquisition of GBT in 1997, the ESOP became the Guaranty Employee Stock Ownership Plan with 401(k) Provisions (which we refer to as the “KSOP”).

The KSOP is designed to: (1) qualify as an employee stock ownership plan which is intended to be a stock bonus plan under the Internal Revenue Code, and Employee Retirement Income Security Act of 1974, as amended (which we refer to as the “ERISA”); (2) allow participants to make elective contributions in accordance with the Internal Revenue Code; and (3) allow GBT and/or Guaranty to make matching contributions in accordance with the Internal Revenue Code and other contributions in accordance with the Internal Revenue Code and ERISA. Generally, an employee is an eligible participant in the KSOP upon the first day of the month coincident with or next following the date of hire in a full time position. In general, each such employee shall become eligible to receive allocations of non-elective contributions and forfeitures on the January 1 or July 1 coincident with completion of six consecutive months of service in which the employee is credited with 500 hours of service. Each such employee of Guaranty, GBT, and any affiliate shall become eligible to receive allocations of matching contributions on the January 1 or July 1 next following or coincident with the employee’s date of hire.

Employees may make elective “traditional” or “Roth” contributions to the plan, up to the maximum dollars amounts allowed annually by Internal Revenue Code and regulations. Guaranty has discretion to make matching contributions, on a dollar-for-dollar basis, with respect to salary deferrals up to a certain percentage of a participant’s compensation. In 2017, the KSOP contributed matching funds up to 5% of participant compensation. Guaranty matching contributions are intended to be invested primarily in Guaranty common stock. Any cash dividends received by the trustee of the KSOP from shares of Guaranty common stock held in the KSOP are applied, in the discretion of the trustee, to the purchase of additional shares of Guaranty common stock. The trustee of the KSOP is authorized to purchase Guaranty common stock from Guaranty directly or from any shareholder, and such stock may be outstanding, newly issued or treasury stock. All such purchases must be at a price not in excess of fair market value, in accordance with the Internal Revenue Code.

The KSOP was restated for IRS “Cycle A-2” on December 20, 2011, and received a favorable IRS Determination Letter for it on August 22, 2014. It was subsequently amended to (1) reflect the termination of Guaranty’s status as a Subchapter S corporation, (2) liberalize the entry date for the matching contribution, (3) include an automatic enrollment provision for new plan qualified employees, (4) allow forfeiture funds from the KSOP’s cash account to pay plan administration expenses, (5) allow forfeitures from the KSOP’s Guaranty stock account to be allocated to plan participants (6) eliminate the plan’s participant class exclusion for hourly employees, and (7) adopt a distribution policy giving terminated employee participants the option to either receive distribution of their Guaranty common stock accounts in kind or have such accounts converted to other investments.

The KSOP was restated for IRS “Cycle A-3” on December 14, 2016, which restatement includes the previous amendments, and the IRS issued a Favorable Determination Letter on October 18, 2017.

As of December 31, 2017, the KSOP held 1,314,277 shares of Guaranty common stock. Total compensation accrued or paid to the KSOP for the year ended December 31, 2017 was $965,000.

Executive Incentive Retirement Plan

Guaranty sponsors a non-qualified, non-contributory Executive Incentive Retirement Plan for the benefit of certain officers of GBT with a title of senior vice president or above, including all of its named executive officers. This plan provides benefits to such personnel for the attainment of certain performance criteria in various predetermined amounts equal to targeted awards levels as adjusted for annual earnings performance of Guaranty. Contributions under this plan are granted annually on a deferred basis. Currently, depending on the officer, GBT contributes between 3.0% and 9.0% of the officer’s salary each year into a deferral account, and each officer’s account balance is further credited each year by an amount equal to Guaranty’s annualized return on equity, subject to a minimum crediting rate of 5.0% and a maximum crediting rate of 13.0%. The Executive Incentive Retirement Plan’s normal retirement benefit is payable following separation from service after reaching age 65, and is payable over 120 months with a 7.5% post retirement interest rate. This plan also provides a death benefit to the participants. This plan is unfunded.

In connection with the Executive Incentive Retirement Plan, Guaranty has purchased life insurance policies for the individuals participating in such plan. The cash surrender value of the life insurance policies held by Guaranty totaled $19.1 million for the year ended December 31, 2017. Guaranty’s expenses related to the Executive Incentive Retirement Plan totaled $447,000 for the year ended December 31, 2017, and Guaranty’s recorded liability under the Executive Incentive Retirement Plan totaled approximately $2.4 million for the year ended December 31, 2017.

Compensation of Directors

Guaranty pays its directors based on the directors’ participation in board of directors and committee meetings held throughout the year, and GBT pays its directors in the same manner. During 2017, outside directors received an annual retainer of $20,000 and inside directors received an annual retainer of $14,000. In addition, outside directors received $600 per board meeting attended and inside directors received $300 per board meeting attended. Directors also received a fee per committee meeting attended, which varied based on the particular committee. The Chairman of the Audit Committee received a fee of $550 per meeting attended, and the other members received a fee of $325 per meeting attended. The Chairman of the Corporate Governance and Nominating Committee and the Chairman of the Compensation Committee each received a fee of $275 per meeting attended, and the other members of these committees received a fee of $175 per meeting attended. Directors serving on the KSOP Committee received a fee of $200 per meeting attended.

The following table sets forth compensation paid, earned or awarded during 2017 to each of Guaranty’s directors other than directors Abston, Lee and Payne, whose compensation is described above in “Summary Compensation Table.” The table also includes compensation earned by each director that is attributable to his service as a director of GBT.

Name	Fees Earned or Paid in Cash	Total Compensation
Richard W. Baker	$83,900	$83,900
James S. Bunch	91,560	91,560
Johnny O. Conroy	71,825	71,825
Molly Curl	14,831	14,831
Bradley K. Drake	69,635	69,635
Christopher B. Elliott	90,400	90,400
Carl Johnson, Jr.	91,525	91,525
Weldon C. Miller	42,050	42,050
William D. Priefert	68,850	68,850
Arthur B. Scharlach, Jr.	38,625	38,625

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in Guaranty’s certificate of formation and bylaws, and, to the extent they are directors of GBT, the articles of association and bylaws of GBT.

CERTAIN RELATIONSHIPS AND RELATED STOCKHOLDER MATTERS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2017, and each proposed transaction in which:

•	Guaranty has been or is to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•	any of Guaranty’s directors, executive officers or beneficial holders of more than five percent of Guaranty’s capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Policies and Procedures Regarding Related Person Transactions

Transactions by GBT or Guaranty with related persons are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W (which govern certain transactions by GBT with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by GBT to its executive officers, directors, and principal shareholders). Guaranty has adopted policies to comply with these regulatory requirements and restrictions.

In addition, the Guaranty Board has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and NASDAQ concerning related person transactions. Related person transactions are transactions in which Guaranty is a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of Guaranty include directors (including nominees for election as directors), executive officers, beneficial holders of more than five percent of Guaranty’s capital stock and the immediate family members of these persons.

Guaranty’s executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Corporate Governance and Nominating Committee for approval. In determining whether to approve a related person transaction, the Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related person’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related person, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to Guaranty’s regulators and the potential violations of other corporate policies. Guaranty’s Related Person Transactions Policy is available on Guaranty’s website at www.gnty.com.

Directed Share Program

Concurrently with its initial public offering, Guaranty offered up to 140,000 shares of Guaranty common stock at the initial public offering price to Guaranty’s directors, officers, employees and certain other persons through a directed share program. Sales of common stock to Guaranty’s directors, executive officers, and beneficial owners of more than five percent of Guaranty’s common stock for a total purchase price in excess of $120,000 through the directed share program are detailed below:

Shareholder	Issue Date	Shares	Per Share	Total Purchase
Richard W. Baker	May 12, 2017	50,000	$27.00	$1,350,000
James S. Bunch	May 12, 2017	5,000	27.00	135,000
Bradley K. Drake	May 12, 2017	20,000	27.00	540,000
William D. Priefert	May 12, 2017	5,000	27.00	135,000
Robert P. Sharp	May 12, 2017	10,000	27.00	270,000

Ordinary Banking Relationships

Certain of Guaranty’s officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, GBT or Guaranty in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related person transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to Guaranty, and do not involve more than normal risk of collectability or present other features unfavorable to Guaranty. As of December 31, 2017, no related person loans were categorized as nonaccrual, past due, restructured or potential problem loans. Guaranty expects to continue to enter into transactions in the ordinary course of business on similar terms with Guaranty’s officers, directors and principal shareholders, as well as their immediate family members and affiliates.

INFORMATION ABOUT WESTBOUND

General

Westbound was incorporated as a Texas banking association on January 5, 2007, and is regulated primarily by the TDB and the FDIC. Westbound offers a broad range of commercial and consumer banking services to small and medium-sized businesses, independent single-family residential and commercial contractors and consumers.

Westbound considers its primary market area to be the Houston metropolitan region. The principal economic activities in Westbound’s market area include industry, commercial real estate, retail, medical, and oil and gas. Currently, Westbound operates from a full service main office in Katy, Harris County, Texas, as well as through three additional branches located in Houston, Bellaire and Conroe, Texas. As of December 31, 2017, Westbound had total assets of $228.5 million, total loans of $160.3 million, and total deposits of $188.5 million.

Westbound is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Texas, including the acceptance of checking, savings and certificate deposits and the making of commercial and consumer loans, real estate loans, and other installment and term loans. Westbound does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and professional businesses.

Westbound’s principal executive offices are located at 655 W. Grand Parkway South, Katy, TX 77494, and its telephone number at that location is (713) 554-7615. For additional information about Westbound see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 205.

Services

Deposit services. Westbound’s principal source of funds is core deposits. Westbound offers a range of deposit products and services consistent with the goal of attracting a wide variety of individuals and small-to medium-sized businesses.

Real estate loans. Westbound makes construction and development loans and commercial real estate loans. The following is a description of each of the major categories of real estate loans that Westbound typically makes and the risks associated with each class of loan:

•	Construction and development loans. Westbound makes construction loans, primarily for the construction of contract and speculative single family residences to local home builders. Westbound also makes loans to local land developers for development of finished lots for sale to home builders or for sale to commercial real estate developers or owner-users. Westbound also makes commercial construction loans to owner-users and investors for retail, light industrial, warehouse, and office properties. Risks associated with construction loans include fluctuations in the value of real estate and new job creation trends.

•	Commercial real estate. Commercial real estate loan terms generally are limited to 10 years or less, although payments may be structured on a longer amortization basis up to 30 years. Risks associated with commercial real estate loans include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. Westbound attempts to limit its risk by analyzing borrowers’ cash flow and collateral value on an ongoing basis.

Commercial loans. Loans made by Westbound for commercial purposes in various lines of businesses are also one of the components of Westbound’s loan portfolio. The target commercial loan market is small to medium-sized businesses. The terms of these loans vary by purpose and by type of underlying collateral, if any. The quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness.

SBA lending. In addition to the foregoing types of loans, Westbound also makes loans using various programs offered by the U.S. Small Business Administration (the “SBA”). SBA loans may include loans within the categories previously mentioned when the borrower lacks the financial wherewithal or credit worthiness to qualify without a SBA guaranty assistance.

Market Areas

Westbound currently has four banking locations in the Houston metropolitan region, including one location in each of Katy, Houston, Bellaire and Conroe, Texas.

Competition

The table below lists Westbound’s deposit market share as of June 30, 2017 for the Houston-The Woodlands-Sugar Land metropolitan statistical area in which Westbound provides services.

Market Area	Deposit Market Rank(1)	Number of Branches	Deposits in Market (In millions)	Deposit Market Share (%)
Houston-The Woodlands-Sugar Land, Texas	59 out of 97	4	$167.6	0.07%

(1)	Deposit information used to determine market rank was provided by the FDIC’s Summary of Deposits, reported as of June 30, 2017.

Each activity in which Westbound is engaged involves competition with other banks, as well as nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, Westbound competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Westbound also competes with suppliers of equipment in furnishing equipment financing. Banks and other financial institutions with which Westbound competes may have capital resources and legal loan limits substantially higher than those maintained by Westbound.

Employees

As of June 30, 2017, Westbound had approximately 36 full-time equivalent employees, none of whom is covered by a collective bargaining agreement.

Information About Westbound’s Properties

Westbound owns its principal executive offices, which are located at 655 W. Grand Parkway South, Katy, Texas 77494, and the branch located at 15001 FM 529, Houston, Texas, 77095. Westbound owns the building for its branch at 244 South Loop 336 W., Conroe, Texas 77304 and leases the real property associated with that branch pursuant to a long-term land lease. Westbound also leases its branch located at 5231 Bellaire Blvd., Bellaire, Texas 77401.

Westbound Legal Proceedings

From time to time, Westbound is involved in litigation that arises in the normal conduct of business. However, Westbound is not currently involved in any litigation that management believes, either singularly or in the aggregate, could be reasonably expected to have a material adverse effect on its business, financial condition or results of operation.

GUARANTY SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP

The following table provides information regarding the beneficial ownership of Guaranty’s common stock as of February 28, 2018 for:

•	each person known to Guaranty to be the beneficial owner of more than five percent of Guaranty’s common stock;

•	each of Guaranty’s directors and named executive officers; and

•	all directors and executive officers, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares over which a person exercises sole or share voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for purposes of computing the beneficial ownership of any other person. Except as indicated by the footnotes below, Guaranty believes, based on the information furnished to Guaranty, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o Guaranty Bancshares, Inc., 201 South Jefferson Street, Mount Pleasant, Texas 75455.

The table below calculates the percentage of beneficial ownership based on 11,058,956 shares of common stock outstanding as of February 28, 2018. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Number of Shares	Percent of Class
Name of Beneficial Owner
Greater than 5% shareholders
Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions)(1)	1,352,400	12.23%
Directors and named executive officers
Tyson T. Abston(2)	158,836	1.43%
Richard W. Baker(3)	360,000	3.26%
James S. Bunch(4)	65,000	*
Johnny O. Conroy(5)	143,158	1.29%
Molly Curl(6)	1,000	*
Bradley K. Drake(7)	200,000	1.80%
Christopher B. Elliott(7)	103,758	*
Carl Johnson, Jr.(9)	48,000	*
Kirk L. Lee(10)	193,999	1.75%
Weldon C. Miller(11)	440,686	3.98%
Clifton A. Payne(12)	222,620	2.01%
William D. Priefert(13)	194,556	1.76%
Arthur B. Scharlach, Jr.(14)	119,438	1.08%
Other executive officers
Martin C. Bell(15)	66,524	*
Charles A. Cowell(16)	39,762	*
Randall R. Kucera(17)	29,212	*
Harold E. Lower, II(18)	24,461	*
J. Daniel Muskrat(19)	12,618	*
Robert P. Sharp(20)	88,426	*
All directors and executive officers as a group (19 persons)	2,512,053	22.57%

(1)	Each KSOP participant has the right to direct the KSOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of Guaranty’s shareholders. In the event that a participant does not direct the KSOP trustee on how to vote his or her allocated shares, the KSOP trustee will determine how such shares are voted. The KSOP trustee also has the right to vote all shares held by the KSOP that are not allocated to the participants’ accounts and may be deemed the beneficial owner thereof. The business address for the KSOP is 201 South Jefferson, Mount Pleasant, Texas 75455.
(2)	Includes 80,000 shares held by Mr. Abston individually, $50,000 have been pledged as collateral to secure outstanding debt obligations, 63,836 shares held by the KSOP and allocated to Mr. Abston’s account and 15,000 exercisable options.

(3)	Includes 350,000 shares held by Mr. Baker individually and 10,000 shares held by Mr. Baker’s spouse.
(4)	Shares are held jointly by Mr. Bunch and his spouse.
(5)	Includes 141,158 shares held by Mr. Conroy individually and 2,000 shares held by Mr. Conroy’s spouse.
(6)	Shares are held by The Curl Family Trust, of which Ms. Curl is a trustee.
(7)	Shares are held by Mr. Drake individually, 30,000 of which have been pledged as collateral to secure outstanding debt obligations.
(8)	Includes 10,000 shares held individually by Mr. Elliott, 77,820 shares held jointly by Mr. Elliott and his spouse, and 15,938 shares held by Mr. Elliott’s individual retirement account.
(9)	Shares are held jointly by Mr. Johnson and his spouse.
(10)	Includes 64,000 shares held jointly by Mr. Lee and his spouse, 120,999 shares held by the KSOP and allocated to Mr. Lee’s account and 9,000 exercisable options.
(11)	Includes 168,744 shares held by Mr. Miller individually, 120,000 shares of which have been pledged as collateral to secure outstanding debt obligations, 118,094 shares held by the Everybody’s Furniture Company Profit Sharing Plan & Trust of which Mr. Miller is the trustee, 15,000 shares of which have been pledged as collateral to secure outstanding debt obligations, and 153,848 shares held by the JoAnn Miller Trust, of which Mr. Miller’s spouse is trustee.
(12)	Includes 80,000 shares held by Mr. Payne individually, 135,120 shares held by the KSOP and allocated to Mr. Payne’s account and 7,500 exercisable options.
(13)	Includes 97,560 shares held by the Bill and Shayne Priefert Family Trust and 96,966 shares held by the Priefert Retirement Trust, both of which Mr. Priefert is the trustee.
(14)	Includes 65,394 shares held by Mr. Scharlach individually and 54,044 shares held by Mr. Scharlach’s spouse, all of which have been pledged as collateral to secure outstanding debt obligations.
(15)	Includes 15,603 shares held by Mr. Bell individually, 40,121 shares held by the KSOP and allocated to Mr. Bell’s account and 10,800 exercisable options.
(16)	Includes 18,948 shares held by Mr. Cowell individually, all of which have been pledged as collateral to secure outstanding debt obligations, 10,110 shares held by Mr. Cowell’s individual retirement account, 2,704 shares held by the KSOP and allocated to Mr. Cowell’s account and 8,000 exercisable options.
(17)	Includes 1,000 shares held by Mr. Kucera individually, 23,412 shares held by the KSOP and allocated to Mr. Kucera’s account and 4,800 exercisable options.
(18)	Includes 5,000 shares held by Mr. Lower individually, 14,661 shares held by the KSOP and allocated to Mr. Lower’s account and 4,800 exercisable options.
(19)	Includes 6,618 shares held by the KSOP and allocated to Mr. Muskrat’s account and 6,000 exercisable options.
(20)	Includes 17,500 shares held by Mr. Sharp individually, 43,876 shares held by Robert Patrick Sharp Lifetime Trust, of which Mr. Sharp is a trustee, 21,050 shares held by the KSOP and allocated to Mr. Sharp’s account and 6,000 exercisable options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and the related regulations require Guaranty’s officers and directors, and anyone owning more than ten percent of Guaranty common stock, to file reports of ownership and changes in ownership with the SEC, and to furnish Guaranty with copies of the forms. Guaranty assists its directors and executive officers in complying with these requirements.

Based on Guaranty’s review of the forms received by Guaranty, or written representations from reporting persons, Guaranty believes that all applicable reporting persons satisfied these filing requirements during 2017 except for the Initial Statement of Beneficial Ownership of Securities on Form 3 filed by the following individuals: Martin C. Bell, Charles A. Cowell, Harold E. Lower II, J. Daniel Muskrat and Robert P. Sharp. Each of these filings were required to be filed on the date of the effectiveness of Guaranty’s registration statement on Form S-1, May 8, 2017, but were filed on the following day, May 9, 2017, due to unexpected delays in obtaining filing codes for these individuals.

WESTBOUND SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of Westbound stock as of the Westbound record date:

•	each of Westbound’s directors and named executive officers;

•	all of Westbound’s directors and named executive officers as a group; and

•	each shareholder, or group of affiliated shareholders, who, to the knowledge of Westbound’s management, is known to beneficially own more than five percent of the outstanding shares of Westbound stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Directors and Named Executive Officers:
Bruce Reichstein, Chairman of the Board	101,666	4.5%
Robert Kramer, Vice Chairman of the Board	4,000	0.2%
Troy England, Director/President and Chief Executive Officer	0	0.0%
James E. Baine, Director	492,790	21.9%
Michael Burns, Director	12,100	0.5%
Jerald Reichstein, Director	35,000	1.6%
Kenneth Rosenberger, Director	25,000	1.1%
Dan Corredor, Director	0	0.0%
Cheryl Engelhardt, Advisory Director/SVP Compliance and BSA Officer	4,500	0.2%
Chris Bearden, Advisory Director/SVP and Chief Financial Officer	0	0.0%
Joseph Catania, Advisory Director/SVP and Chief Operating Officer	0	0.0%
All Directors and Executive Officers as a Group	679,556	30.2%

COMPARATIVE MARKET PRICES AND DIVIDENDS

Guaranty

Shares of Guaranty common stock are traded on NASDAQ under the symbol “GNTY.” Guaranty’s shares have been traded on NASDAQ since May 9, 2017. Prior to that date, there was no public trading market for Guaranty common stock. The following table presents the range of high and low sales price per share reported on NASDAQ for the period indicated.

	2017
	High	Low
Second Quarter	$36.38	$29.00
Third Quarter	33.16	28.27
Fourth Quarter	31.70	28.00

Effective January 1, 2008, Guaranty made the election to be taxed for federal income tax purposes as an S corporation under the Code. Accordingly, Guaranty made quarterly distributions to its shareholders to provide them with funds to pay federal income taxes on the pro rata portion of its taxable income that was “passed through” to them. Guaranty has also historically declared and paid semi-annual dividends in June and December of each year, based on its earnings. Effective December 31, 2013, Guaranty terminated its Subchapter S election, and Guaranty’s dividend policy and practice changed because it is now taxed as a C corporation and, therefore, Guaranty no longer pays distributions to provide shareholders with funds to pay federal income taxes on their pro rata portion of Guaranty’s taxable income.

Despite the termination of its Subchapter S election, Guaranty paid dividends of $0.50 per share and a special dividend of $1.00 per share for the year ended December 31, 2014, since all dividends Guaranty paid for the first 12 months following the termination of its Subchapter S election were not subject to federal income taxation.

In connection with its initial public offering, the Guaranty Board amended its policy to pay a dividend to holders of its common stock as a return on their investment. Following the completion of such offering, Guaranty began paying a quarterly dividend on its common stock in an amount equal to approximately 25.0% to 30.0% of its net income for the immediately preceding quarter. Guaranty anticipates that dividends will be declared and paid in the month following the end of each calendar quarter. Guaranty’s dividend policy may change with respect to the payment of dividends as a return on investment, and the Guaranty Board may change or eliminate the payment of future dividends at its discretion, without notice to its shareholders.

The following table sets forth, for each calendar quarter indicated, the dividends paid per share of Guaranty common stock:

Calendar Quarter	Dividends
2016
First	$—
Second	0.26
Third	—
Fourth	0.26
2017
First	—
Second	0.26
Third	0.13
Fourth	0.14
2018
First(1)	0.14

(1)	In a press release dated March 15, 2018, Guaranty announced that the Guaranty Board had declared a quarterly cash dividend in the amount of $.014 per share of Guaranty common stock. The dividend will be paid on April 11, 2018 to the shareholders of record as of the close of business on March 28, 2018.

Any future determination to pay dividends on Guaranty Common stock will be made by the Guaranty Board and will depend on a number of factors, including: (i) Guaranty’s historic and projected financial condition, liquidity and results of operations; (ii) Guaranty’s capital levels and needs; (iii) tax considerations; (iv) any acquisitions or potential acquisitions that Guaranty may examine; (v) statutory and regulatory prohibitions and other limitations; (vi) the terms of any credit agreements or other borrowing arrangements that restrict Guaranty’s ability to pay cash dividends; (vii) general economic conditions, and (viii) other factors deemed relevant by the Guaranty Board. Guaranty is not obligated to pay dividends on its common stock.

Westbound

Westbound is a privately held corporation and its common stock is not traded on any established public trading market. As of the Westbound record date, there were approximately 397 holders of record of Westbound stock. As of such date, there were approximately 1,970,071 shares of Westbound common stock issued and outstanding and 277,811 shares of Westbound preferred stock issued and outstanding.

Westbound has not historically declared or paid any dividends on its common stock. Westbound currently intends to retain all of its future earnings, if any, for use in its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Westbound Board after taking into account various factors, including Westbound’s business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on Westbound’s ability to pay dividends, including the merger agreement.

DESCRIPTION OF CAPITAL STOCK OF GUARANTY

As a result of the merger, Westbound shareholders who receive shares of Guaranty common stock in the merger will become shareholders of Guaranty. Your rights as a shareholder of Guaranty will be governed by Texas law and the Guaranty certificate of formation and the Guaranty bylaws. The following briefly summarizes the material terms of Guaranty common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding Guaranty’s capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the TBOC and the Guaranty certificate of formation and Guaranty bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law, which Guaranty and Westbound urge you to read. Copies of Guaranty’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as the copies of Westbound’s governing documents, see “Where You Can Find More Information” beginning on page 205.

General

Guaranty is incorporated in the State of Texas. The rights of Guaranty’s shareholders are generally covered by Texas law and Guaranty’s certificate of formation and bylaws (each as amended and restated and in effect as of the date of this proxy statement/prospectus). The terms of Guaranty capital stock are therefore subject to Texas law, including the TBOC, and the common and constitutional law of Texas.

Guaranty’s amended and restated certificate of formation authorizes it to issue up to 50,000,000 shares of common stock, par value $1.00 per share, and 15,000,000 shares of preferred stock, par value $5.00 per share. The authorized but unissued shares of Guaranty’s capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

As of [                ], 2018, there were (i) [                ] shares of Guaranty common stock issued and outstanding, (ii) no shares of Guaranty preferred stock issued and outstanding, (iii) [                ] shares of Guaranty common stock reserved for issuance upon the exercise of outstanding options to purchase shares of Guaranty common stock and [                ] shares of Guaranty common stock reserved for vesting of outstanding restricted stock units with respect to shares of Guaranty common stock, and (iv) [                ] shares of Guaranty common stock held in treasury.

Guaranty Common Stock

Voting Rights. Each holder of Guaranty common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of Guaranty preferred stock. Guaranty’s certificate of formation expressly prohibits cumulative voting.

Dividends and Other Distributions. Subject to certain regulatory restrictions discussed in this proxy statement/prospectus and to the rights of holders of any preferred stock that Guaranty may issue, all shares of Guaranty common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by the Guaranty Board. Upon any voluntary or involuntary liquidation, dissolution or winding up of Guaranty’s affairs, all shares of Guaranty common stock would be entitled to share equally in all of Guaranty’s remaining assets available for distribution to its shareholders after payment of creditors and subject to any prior distribution rights related to Guaranty preferred stock.

Preemptive Rights. Holders of Guaranty common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of Guaranty capital stock upon any future issuance of shares.

Guaranty Preferred Stock

Upon authorization of the Guaranty Board, Guaranty may issue shares of one or more series of its preferred stock from time to time. The Guaranty Board may, without any action by holders of common stock or, except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, holders of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the Guaranty Board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The Guaranty Board has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Guaranty may issue shares of, or rights to purchase shares of, one or more series of Guaranty’s preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire Guaranty; or

•	facilitate a particular business combination involving Guaranty.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Guaranty’s shareholders might believe to be in their best interests or in which Guaranty’s shareholders might receive a premium for their stock over Guaranty’s then market price.

LEGAL MATTERS

The validity of the Guaranty common stock to be issued in the merger will be passed upon for Guaranty by Fenimore, Kay, Harrison & Ford, LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Guaranty by Fenimore, Kay, Harrison & Ford, LLP and for Westbound by Hunton & Williams, LLP.

EXPERTS

The consolidated financial statements of Guaranty Bancshares, Inc. and its subsidiaries as of and for the years ended December 31, 2017, 2016 and 2015, have been included herein in reliance upon the report of Whitley Penn LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Guaranty also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of the materials Guaranty files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov.

Guaranty has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Guaranty common stock that Westbound shareholders will be entitled to receive in connection with the merger. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Guaranty and Guaranty common stock. The rules and regulations of the SEC allow Guaranty to omit certain information included in the registration statement from this proxy statement/prospectus. The registration statement and its exhibits are available for inspection and copying as set forth above.

In addition to being a proxy statement of Westbound, this document is the prospectus of Guaranty for the shares of Guaranty common stock that will be issued in connection with the merger.

Documents filed by Guaranty with the SEC are available from Guaranty without charge, excluding any exhibits to those documents. You may obtain documents filed by Guaranty with the SEC by requesting them in writing or by telephone from Guaranty at the following address:

Guaranty Bancshares, Inc.

201 South Jefferson Avenue

Mount Pleasant, Texas 75455

Attention: Investor Relations

Telephone: (888) 572-9881

Westbound is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from Westbound, please send a request in writing or by telephone to Westbound at the following address:

Westbound Bank

655 W. Grand Parkway South

Katy, Texas 77494

Attention: Valerie Hightower, Corporate Secretary

(713) 554-7615

If you would like to request documents, please do so by the fifth business day before the Westbound special meeting to receive them before the Westbound special meeting. If you request any documents from Guaranty, then Guaranty will mail them to you by first-class mail, or another equally prompt means, within one business day after Guaranty receives your request.

Guaranty has supplied all information contained in this proxy statement/prospectus relating to Guaranty, and Westbound has supplied all information contained in this proxy statement/prospectus relating to Westbound. Please note that Westbound will not hold a 2018 annual meeting of shareholders if the merger is completed. However, if the merger is not completed for any reason, Westbound will hold an annual meeting of its shareholders in 2018 and will provide notice thereof to its shareholders.

Neither Guaranty nor Westbound has authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Guaranty Bancshares, Inc. as of December 31, 2017 and 2016 and for each of the three years ending December 31, 2017, 2016 and 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Guaranty Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Guaranty Bancshares, Inc. (the “Company”), as of December 31, 2017 and 2016, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WHITLEY PENN LLP

We have served as the Company’s auditor since 2015.

Dallas, Texas

March 15, 2018

GUARANTY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016

(Dollars in thousands, except per share amounts)

	2017	2016
ASSETS
Cash and due from banks	$40,482	$39,605
Federal funds sold	26,175	60,600
Interest-bearing deposits	24,771	27,338

Total cash and cash equivalents	91,428	127,543
Securities available for sale	232,372	156,925
Securities held to maturity	174,684	189,371
Loans held for sale	1,896	2,563
Loans, net	1,347,779	1,233,651
Accrued interest receivable	8,174	7,419
Premises and equipment, net	43,818	44,810
Other real estate owned	2,244	1,692
Cash surrender value of life insurance	19,117	17,804
Deferred tax asset	2,543	4,892
Core deposit intangible, net	2,724	3,308
Goodwill	18,742	18,742
Other assets	17,103	19,616

Total assets	$1,962,624	$1,828,336

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$410,009	$358,752
Interest-bearing	1,266,311	1,218,039

Total deposits	1,676,320	1,576,791
Securities sold under agreements to repurchase	12,879	10,859
Accrued interest and other liabilities	7,117	6,006
Other debt	—	18,286
Federal Home Loan Bank advances	45,153	55,170
Subordinated debentures	13,810	19,310

Total liabilities	1,755,279	1,686,422
Commitments and contingent liabilities
KSOP-owned shares	—	31,661
Shareholders’ equity
Preferred stock, $5.00 par value, 15,000,000 shares authorized, no shares issued	—	—
Common stock, $1.00 par value, 50,000,000 shares authorized, 11,921,298 and 9,616,275 shares issued, and 11,058,956 and 8,751,923 shares outstanding, respectively	11,921	9,616
Additional paid-in capital	155,601	101,736
Retained earnings	66,037	57,160
Treasury stock, 862,342 and 864,352 shares at cost	(20,087)	(20,111)
Accumulated other comprehensive loss	(6,127)	(6,487)

	207,345	141,914
Less KSOP-owned shares	—	31,661

Total shareholders’ equity	207,345	110,253

Total liabilities and shareholders’ equity	$1,962,624	$1,828,336

See accompanying notes to consolidated financial statements

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years ended December 31, 2017, 2016 and 2015

(Dollars in thousands, except per share data)

	2017	2016	2015
Interest income
Loans, including fees	$61,014	$55,565	$47,845
Securities
Taxable	5,811	5,170	6,317
Nontaxable	3,679	3,231	1,529
Federal funds sold and interest-bearing deposits	1,278	742	391

Total interest income	71,782	64,708	56,082

Interest expense
Deposits	10,604	9,050	6,524
FHLB advances and federal funds purchased	472	350	699
Subordinated debentures	724	882	603
Other borrowed money	352	586	497

Total interest expense	12,152	10,868	8,323

Net interest income	59,630	53,840	47,759
Provision for loan losses	2,850	3,640	2,175

Net interest income after provision for loan losses	56,780	50,200	45,584

Noninterest income
Service charges	3,746	3,530	3,493
Net realized gain on securities transactions	167	82	77
Net realized gain on sales of loans	1,981	1,718	1,053
Other operating income	8,385	7,686	6,860

Total noninterest income	14,279	13,016	11,483

Noninterest expense
Employee compensation and benefits	27,078	25,611	22,469
Occupancy expenses	7,400	6,870	6,468
Other operating expenses	13,904	13,899	13,657

Total noninterest expense	48,382	46,380	42,594

Income before income taxes	22,677	16,836	14,473
Income tax provision	8,238	4,715	4,362

Net earnings	$14,439	$12,121	$10,111

Basic earnings per share	$1.41	$1.35	$1.15

Diluted earnings per share	$1.40	$1.35	$1.15

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years ended December 31, 2017, 2016 and 2015

(Dollars in thousands)

	2017	2016	2015
Net earnings	$14,439	$12,121	$10,111
Other comprehensive income (loss):
Unrealized gains (losses) on securities
Unrealized holding losses arising during the period	(54)	(83)	(1,152)
Amortization of net unrealized gains on held to maturity securities	377	113	92
Reclassification adjustment for net gains included in net earnings	(167)	(82)	(77)
Tax effect	80	58	430

Unrealized gains (losses) on securities, net of tax	236	6	(707)
Unrealized holding gains (losses) arising during the period on interest rate swaps	124	80	(42)

Total other comprehensive income (loss)	360	86	(749)

Comprehensive income	$14,799	$12,207	$9,362

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years ended December 31, 2017, 2016 and 2015

(Dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Less: KSOP- Owned Shares	Total Shareholders’ Equity
Balance at January 1, 2015	$—	$8,097	$67,865	$44,069	$(1,918)	$(5,824)	$(36,300)	$75,989
Net earnings	—	—	—	10,111	—	—	—	10,111
Other comprehensive loss	—	—	—	—	—	(749)	—	(749)
Purchase of treasury stock	—	—	—	—	(14,568)	—	—	(14,568)
Issuance of common stock	—	1,519	33,423	—	—	—	(597)	34,345
Stock based compensation	—	—	237	—	—	—	—	237
Net change in fair value of KSOP shares	—	—	—	—	—	—	1,513	1,513
Dividends:
Common - $0.50 per share	—	—	—	(4,526)	—	—	—	(4,526)

Balance at December 31, 2015	—	9,616	101,525	49,654	(16,486)	(6,573)	(35,384)	102,352
Net earnings	—	—	—	12,121	—	—	—	12,121
Other comprehensive income	—	—	—	—	—	86	—	86
Exercise of stock options	—	—	—	—	36	—	—	36
Purchase of treasury stock	—	—	—	—	(12,218)	—	(3,000)	(15,218)
Sale of treasury stock	—	—	—	—	8,557	—	8,261	16,818
Stock based compensation	—	—	211	—	—	—	—	211
Net change in fair value of KSOP shares	—	—	—	—	—	—	(1,538)	(1,538)
Dividends:
Common - $0.52 per share	—	—	—	(4,615)	—	—	—	(4,615)

Balance at December 31, 2016	—	9,616	101,736	57,160	(20,111)	(6,487)	(31,661)	110,253
Net earnings	—	—	—	14,439	—	—	—	14,439
Other comprehensive income	—	—	—	—	—	360	—	360
Terminated KSOP put option	—	—	—	—	—	—	34,300	34,300
Exercise of stock options	—	5	55	—	24	—	—	84
Sale of common stock	—	2,300	53,455	—	—	—	—	55,755
Stock based compensation	—	—	355	—	—	—	—	355
Net change in fair value of KSOP shares	—	—	—	—	—	—	(2,639)	(2,639)
Dividends:
Common - $0.53 per share	—	—	—	(5,562)	—	—	—	(5,562)

Balance at December 31, 2017	$—	$11,921	$155,601	$66,037	$(20,087)	$(6,127)	$—	$207,345

See accompanying notes to consolidated financial statements

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2017, 2016 and 2015

(Dollars in thousands)

	2017	2016	2015
Cash flows from operating activities
Net earnings	$14,439	$12,121	$10,111
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation	3,162	3,183	2,958
Amortization	1,033	980	951
Deferred taxes	2,428	(1,330)	9
Premium amortization, net of discount accretion	4,576	4,974	4,196
Net realized gain on securities transactions	(167)	(82)	(77)
Gain on loans held for sale	(1,981)	(1,718)	(1,053)
Provision for loan losses	2,850	3,640	2,175
Origination of loans held for sale	(64,817)	(62,620)	(59,217)
Proceeds from loans held for sale	67,465	65,642	60,318
Write-down of other real estate and repossessed assets	12	122	172
Net (gain) loss on sale of premises, equipment, other real estate owned and other assets	(906)	108	132
Stock based compensation	355	211	237
Net change in accrued interest receivable and other assets	(15)	(3,786)	(3,781)
Net change in accrued interest payable and other liabilities	1,235	964	(8,917)

Net cash provided by operating activities	29,669	22,409	8,214

Cash flows from investing activities
Securities available for sale:
Purchases	(517,155)	(250,485)	(414,191)
Proceeds from sales	213,813	103,942	140,668
Proceeds from maturities and principal repayments	225,516	259,719	246,113
Securities held to maturity:
Purchases	—	(86,642)	(9,088)
Proceeds from sales	3,298	1,866	—
Proceeds from maturities and principal repayments	9,516	18,336	13,835
Acquisition of Denton branch, net of cash paid	—	2,399	—
Acquisition of DCB Financial Corporation, net of cash paid	—	—	(2,308)
Acquisition of Texas Leadership Bank, net of cash paid	—	—	354
Net purchases of premises and equipment	(2,320)	(1,599)	(4,013)
Net proceeds from sale of premises, equipment, other real estate owned and other assets	2,279	2,609	1,290
Net increase in loans	(118,754)	(184,126)	(120,155)

Net cash used in investing activities	(183,807)	(133,981)	(147,495)

GUARANTY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2017, 2016 and 2015

(Dollars in thousands)

	2017	2016	2015
Cash flows from financing activities
Net change in deposits	99,529	105,966	229,458
Net change in securities sold under agreements to repurchase	2,020	(2,104)	3,565
Proceeds from FHLB advances	60,000	120,178	—
Repayment of FHLB advances	(70,017)	(86,350)	(90,197)
Proceeds from other debt	2,000	19,000	18,000
Repayment of other debt	(20,286)	(18,714)	(11,000)
Issuance of debentures	—	—	9,000
Repayments of debentures	(5,500)	(2,000)	(2,000)
Purchase of treasury stock	—	(12,218)	(14,568)
Sale of treasury stock	—	8,557	—
Exercise of stock options	84	36	—
Sale of common stock	55,755	—	7,266
Cash dividends	(5,562)	(4,615)	(4,526)

Net cash provided by financing activities	118,023	127,736	144,998

Net change in cash and cash equivalents	(36,115)	16,164	5,717
Cash and cash equivalents at beginning of year	127,543	111,379	105,662

Cash and cash equivalents at end of year	$91,428	$127,543	$111,379

Supplemental disclosures of cash flow information
Interest paid	$12,119	$10,966	$7,929
Income taxes paid	6,660	5,810	3,350
Supplemental schedule of noncash investing and financing activities
Transfer loans to other real estate owned and repossessed assets	$1,775	$6,241	$808
Common stock issued in acquisitions	—	—	27,676
Transfer of KSOP shares	—	(8,261)	—
Terminated KSOP put option	(34,300)	—	—
Net change in fair value of KSOP shares	2,639	1,538	(1,513)

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTES TO CONSOLIDATED FINANCIALS STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the consolidated financial statements. The policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of Consolidation: The consolidated financial statements include the accounts of Guaranty Bancshares, Inc. and its wholly-owned subsidiary Guaranty Bank & Trust, N.A., (the “Bank” or “Guaranty Bank & Trust”). All entities combined are collectively referred to as the “Company”. All significant intercompany balances and transactions have been eliminated in consolidation.

Non-Bank Investments: Guaranty Bank & Trust has five wholly-owned non-bank subsidiaries, Guaranty Company, GB Com, Inc., 2800 South Texas Avenue LLC, Pin Oak Realty Holdings, Inc. and Pin Oak Energy, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations: The Company operates several banking locations in Texas. The Company’s main sources of income are derived from granting loans, primarily in East Texas, Central Texas and the Dallas/Fort Worth metroplex and investing in securities issued by the U.S. Treasury, U.S. government agencies and state and political subdivisions. A variety of financial products and services are provided to individual and corporate customers. The primary deposit products are checking accounts, money market accounts and certificates of deposit. The primary lending products are real estate, commercial and consumer loans. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ abilities to honor contracts is dependent on the economy of East Texas, Central Texas and the Dallas/Fort Worth metroplex.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual future results could differ.

Cash and Cash Equivalents: Cash and cash equivalents include cash, due from banks, interest-bearing deposits with other banks that have initial maturities less than 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, and short-term borrowings with initial maturities less than 90 days.

Marketable Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Management determines the appropriate classification of securities at the time of purchase. Interest income includes amortization and accretion of purchase premiums and discounts. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Non-marketable Securities: Other securities, such as stock in the Independent Bankers Financial Corporation, the Federal Reserve Bank, and the Federal Home Loan Bank are accounted for on the cost basis and are carried in other assets. Stock in Valesco, Commerce Street Capital, L.P., Independent Bankers Capital Fund II, L.P. and Independent Bankers Capital Fund III, L.P., are accounted for on the cost basis in other assets.

Loans Held for Sale: Certain residential mortgage loans are originated for sale in the secondary mortgage loan market. These loans are carried at the lower of cost or estimated fair market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. To mitigate the interest rate risk, fixed commitments may be obtained at the time loans are originated or identified for sale. All sales are made without recourse. Gains or losses on sales of mortgage loans are recognized at settlement dates based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income was reported on the level-yield interest method and included amortization of net deferred loan fees and costs over the loan term.

Impaired Loans: Loans are considered impaired when, based on current information and events, it is probable we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Our policy requires measurement of the allowance for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan’s observable market price.

Nonaccrual Loans: Loans are placed on nonaccrual status at ninety days past due or as determined by management, and interest is considered a loss. The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Certain Acquired Loans: During 2015, the Company acquired a group of loans through the acquisition of DCB Financial Corporation (“DCB”), the holding company for Preston State Bank, and Texas Leadership Bank (“TLB”) as described in Note 2. During 2016, the Company acquired overdrafts and recorded as loans through the acquisition of a branch location in Denton, Texas, as described in Note 2. Acquired loans are recorded at their estimated fair value at the acquisition date, and are initially classified as either purchased credit impaired (“PCI”) loans (i.e. loans that reflect credit deterioration since origination and it is probable at acquisition that the Company will be unable to collect all contractually required payments) or purchased non-impaired loans (“acquired performing loans”).

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Acquired performing loans are accounted for under Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 310-20, “Nonrefundable Fees and Other Costs”. Performance of certain loans may be monitored and based on management’s assessment of the cash flows and other facts available, portions of the accretable difference may be delayed or suspended if management deems appropriate. The Company’s policy for determining when to discontinue accruing interest on acquired performing loans and the subsequent accounting for such loans is essentially the same as the policy for originated loans described above.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral. Large groups of homogeneous loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company. This actual loss experience is supplemented with other qualitative factors based on the risks present for each portfolio segment. These qualitative factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

management and other relevant staff; national and local economic trends and conditions; industry conditions; effects of changes in credit concentrations; changes in the quality of the Company’s loan review system; and changes in the values of underlying collateral.

An allowance for loan losses for acquired performing loans is calculated using a methodology similar to that described for originated loans. Acquired performing loans are subsequently evaluated for any required allowance at each reporting date. Such required allowance for each loan is compared to the remaining fair value discount for that loan. If greater, the excess is recognized as an addition to the allowance through a provision for loan losses. If less than the discount, no additional allowance is recorded. Charge-offs and losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan. Below is a summary of the segments of the Company’s loan portfolio:

Commercial and industrial:	This portfolio segment includes general secured and unsecured commercial loans which are not secured by real estate. Risks inherent in this portfolio segment include fluctuations in the local and national economy.

Construction and development:	This portfolio segment includes all loans for the purpose of construction, including both business and residential structures; and real estate development loans, including non agricultural vacant land. Risks inherent in this portfolio include fluctuations in property values and changes in the local and national economy.

Commercial real estate:	The commercial real estate portfolio segment includes all commercial loans that are secured by real estate, other than those included in the construction and development, farmland, multi-family, and 1-4 family residential segments. Risks inherent in this portfolio segment include fluctuations in property values and changes in the local and national economy impacting the sale of the finished structures.

Farmland:	The farmland portfolio includes loans that are secured by real estate that is used or usable for agricultural purposes, including land used for crops, livestock production, grazing & pasture land and timberland. This segment includes land with a 1-4 family residential structure if the value of the land exceeds the value of the residence. Risks inherent in this portfolio segment include adverse changes in climate, fluctuations in feed and cattle prices and changes in property values.

Consumer:	This portfolio segment consists of non-real estate loans to consumers. This includes secured and unsecured loans such as auto and personal loans. The risks inherent in this portfolio segment include those factors that would impact the consumer’s ability to meet their obligations under the loan. These include increases in the local unemployment rate and fluctuations in consumer and business sales.

1-4 family residential:	This portfolio segment includes loans to both commercial and consumer borrowers secured by real estate for housing units of up to four families. Risks inherent in this portfolio segment include increases in the local unemployment rate, changes in the local economy and factors that would impact the value of the underlying collateral, such as changes in property values.

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Multi-family residential:	This portfolio segment includes loans secured by structures containing five or more residential housing units. Risks inherent in this portfolio segment include increases to the local unemployment rate, changes in the local economy, and factors that would impact property values.

Agricultural:	The agricultural portfolio segment includes loans to individuals and companies in the dairy and cattle industries and farmers. Loans in the segment are secured by collateral including cattle, crops and equipment. Risks inherent in this portfolio segment include adverse changes in climate and fluctuations in feed and cattle prices.

Credit Quality Indicators - The Company monitors the credit quality of the loans in the various segments by identifying and evaluating credit quality indicators specific to each segment class. This information is incorporated into management’s analysis of the adequacy of the allowance for loan losses. Information for the credit quality indicators is updated monthly or quarterly for classified assets and at least annually for the remainder of the portfolio.

The following is a discussion of the primary credit quality indicators most closely monitored for the respective portfolio segment classes:

Commercial and industrial:	In assessing risk associated with commercial loans, management considers the business’s cash flow and the value of the underlying collateral to be the primary credit quality indicators.

Construction and development:	In assessing the credit quality of construction loans, management considers the ability of the borrower to finance principal and interest payments in the event that he is unable to sell the completed structure to be a primary credit quality indicator. For real estate development loans, management also considers the likelihood of the successful sale of the constructed properties in the development.

Commercial real estate:	Management considers the strength of the borrower’s cash flows, changes in property values and occupancy status to be key credit quality indicators of commercial real estate loans.

Farmland:	In assessing risk associated with farmland loans, management considers the borrower’s cash flows and underlying property values to be key credit quality indicators.

Consumer:	Management considers the debt to income ratio of the borrower, the borrower’s credit history, the availability of other credit to the borrower, the borrower’s past-due history, and, if applicable, the value of the underlying collateral to be primary credit quality indicators.

1-4 family residential:	Management considers changes in the local economy, changes in property values, and changes in local unemployment rates to be key credit quality indicators of the loans in the 1-4 family residential loan segment.

Multi-family residential:	Management considers changes in the local economy, changes in property values, vacancy rates and changes in local unemployment rates to be key credit quality indicators of the loans in the multifamily loan segment.

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Agricultural:	In assessing risk associated with agricultural loans, management considers the borrower’s cash flows, the value of the underlying collateral and sources of secondary repayment to be primary credit quality indicators.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets. Maintenance, repairs and minor improvements are charged to noninterest expense as incurred. The following table provides a summary of the estimated useful life of the different fixed asset classes as stated in the policy:

Bank Buildings	Up to 40 years
Equipment	to 10 years
Furniture and Fixtures	to 7 years
Software	to 5 years
Automobiles	to 4 years

Other Real Estate Owned: Assets acquired through, or in lieu of, foreclosure are initially recorded at fair value, less estimated carrying and selling costs, when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Impairment is tested for annually and exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At the measurement date, the Company had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Core deposit intangibles represent premiums paid on acquired deposits based on the estimated fair value of the deposits at the time of purchase. These premiums are amortized over a ten year period.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

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KSOP Repurchase Right: In accordance with applicable provisions of the Internal Revenue Code, the terms of Guaranty’s employee stock ownership plan with 401(k) provisions (“KSOP”) provided that, for so long as Guaranty was a privately-held company without a public market for its common stock, KSOP participants would have the right, for a specified period of time, to require Guaranty to repurchase shares of its common stock that are distributed to them by the KSOP. This repurchase obligation terminated upon the consummation of Guaranty’s initial public offering and listing of its common stock on the NASDAQ Global Select Market in May 2017. However, because Guaranty was privately-held without a public market for its common stock as of and for the years ended December 31, 2016 and 2015, the shares of common stock held by the KSOP are reflected in the Company’s consolidated balance sheet as of December 31, 2016 and consolidated statement of changes in shareholders’ equity for the years ended December 31, 2016 and 2015 as a line item called “KSOP-owned shares,” which appears between total liabilities and shareholders’ equity in the consolidated balance sheet. As a result, the KSOP-owned shares are deducted from shareholders’ equity in the Company’s consolidated balance sheet as of December 31, 2016, and the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2017 includes an adjustment for the inclusion of such KSOP-owned shares in total shareholders’ equity as “terminated KSOP put option.” For all periods following Guaranty’s initial public offering and continued listing of the Company’s common stock on the NASDAQ Global Select Market, the KSOP-owned shares will be included in, and not be deducted from, shareholders’ equity.

Income Taxes: Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on and off-balance sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Derivative Financial Instruments: The Company accounts for its derivatives under ASC 815, “Derivatives and Hedging,” which requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to accumulated other comprehensive income and/or current earnings, as appropriate. On the date the Company enters into a derivative contract, the Company designates the derivative instrument as either a fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period operations. For a cash flow hedge, changes in the fair value of

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the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to operations in the same period(s) that the hedged transaction impacts operations. For free-standing derivative instruments, changes in fair value are reported in current period operations.

Prior to entering a hedge transaction, the Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions along with a formal assessment at both inception of the hedge and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in operations.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends that may be paid. Regulatory capital requirements are more fully disclosed in Note 18.

Restrictions on Cash: The Company was not required to have cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements as of December 31, 2017 and 2016. Deposits held with the Federal Reserve Bank earn interest.

Stock Compensation: In accordance with ASC 718, “Stock Compensation,” the Company uses the fair value method of accounting for share based compensation prescribed by the standard. The fair value of options granted is determined using the Black-Scholes option valuation model.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. KSOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are presented as if all stock splits and stock dividends were effective from the earliest period presented through the date of issuance of the financial statements.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges which are also recognized as separate components of equity.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis.

Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

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Reclassification: Certain amounts in prior period financial statements have been reclassified to conform to current period presentation. These reclassifications are immaterial and have no effect on net income, total assets or stockholders’ equity.

Subsequent Events: The Company has evaluated all subsequent events for potential recognition and disclosure through March 15, 2018, the date of which the consolidated financial statements were available to be issued and noted the following subsequent event requiring financial statement recognition or disclosure.

On January 29, 2018, the Company entered into a definitive agreement, which we refer to as the merger agreement, with Katy, Texas-based Westbound Bank. The merger agreement provides for the merger of Westbound Bank with and into Guaranty Bank & Trust, with Guaranty Bank & Trust surviving the merger. As of December 31, 2017, Westbound Bank reported, per their regulatory Call Report, total assets of $228.0 million, total loans of $160.3 million and total deposits of $188.5 million. Upon the completion of the proposed acquisition of Westbound Bank, the Company will have acquired Westbound Bank’s four branches in the Houston, Texas metropolitan area. Under the terms of the merger agreement, the Company will issue 900,000 shares of its common stock and will pay cash in the aggregate amount of approximately $6.4 million to the shareholders and option holders of Westbound, subject to certain potential adjustments as described in the merger agreement. The merger agreement contains customary representations, warranties and covenants by the Company and Westbound Bank. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the merger agreement by the shareholders of Westbound Bank. The transaction is expected to close during the second quarter of 2018.

Recent Accounting Pronouncements:

In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company’s income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption is permitted. The Company determined it will early adopt ASU 2018-02 in the first quarter of 2018 and will reclassify its stranded tax debit of $487 within accumulated other comprehensive income to retained earnings at March 31, 2018.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU is intended to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. In addition, the amendments in this ASU provide a detailed framework to assist entities in evaluating whether a set of assets and activities constitutes a business, as well as clarify the definition of the term output so the term is consistent with how outputs are described in Topic 606. ASU 2017-01 is effective for public companies for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company does not expect this pronouncement to have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the accounting for goodwill impairment for all entities by

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requiring impairment changes to be based on the first step in today’s two-step impairment test, thus eliminating step two from the goodwill impairment test. In addition, the amendment eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step two of the goodwill impairment test. For public companies, ASU 2017-04 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of this pronouncement, which is not expected to have a significant impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public companies, ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this guidance to be material to its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following nine specific cash flow issues: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned; 6) life insurance policies; 7) distributions received from equity method investees; 8) beneficial interests in securitization transactions; and 9) separately identifiable cash flows and application of the predominance principle. The amendments are effective for public companies for fiscal years beginning after December 31, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of this guidance to be material to its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which sets forth a “current expected credit loss” (“CECL”) model requiring the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. For public companies, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has assembled a transition team to assess the adoption of this ASU, and has developed a project plan regarding implementation.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued this ASU to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet by lessees for those leases classified as operating leases under current U.S. GAAP and disclosing key information about leasing arrangements. The amendments in this ASU are effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early adoption of this ASU is permitted for all entities. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

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In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities, which is intended to improve the recognition and measurement of financial instruments by requiring: equity investments (other than equity method or consolidation) to be measured at fair value with changes in fair value recognized in net income; public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This ASU is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This ASU permits early adoption of the instrument-specific credit risk provision. The Company does not expect the adoption of this guidance to be material to its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), followed by various amendments: ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in these updates amend existing guidance related to revenue from contracts with customers. The amendments supersede and replace nearly all existing revenue recognition guidance, including industry-specific guidance, establish a new control-based revenue recognition model, change the basis for deciding when revenue is recognized over a time or point in time, provide new and more detailed guidance on specific topics and expand and improve disclosures about revenue. In addition, these amendments specify the accounting for some costs to obtain or fulfill a contract with a customer. The amendments are effective for annual and interim periods beginning after December 15, 2017, and must be retrospectively applied. The majority of the Company’s income consists of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of the amendments. The Company continues to evaluate the impact of the amendments on the components of noninterest income that have recurring revenue streams; however, the Company does not expect any recognition changes to have a significant impact to its consolidated financial statements.

NOTE 2 - ACQUISITIONS

On close of business March 27, 2015, the Company acquired 100% of the outstanding common shares of DCB, the holding company for Preston State Bank, in exchange for a combination of cash and stock amounting to total consideration of $29,681. Under the terms of the acquisition, 68 common shareholders received 923,133 shares of the Company’s common stock in exchange for 1,378,345 shares of DCB. With the acquisition, the Company expanded its market to the Dallas/Fort Worth metroplex. Results of operations of the acquired company were included in the Company’s results beginning March 28, 2015. Acquisition-related costs of $403 are included in

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other operating expenses in the Company’s consolidated statement of earnings for the year ended December 31, 2015. The fair value of the common shares issued as part of the consideration paid for DCB was determined based upon the closing price of the Company’s common shares on the acquisition date.

On close of business April 10, 2015, the Company acquired 100% of the outstanding common shares of TLB in exchange for combination of cash and stock amounting to total consideration of $14,215. Under the terms of the acquisition, 124 common shareholders received 280,160 shares of the Company’s common stock in exchange for 594,779 shares of TLB. Results of operations were included in the Company’s results beginning April 11, 2015. Acquisition-related costs of $239 are included in other operating expenses in the Company’s consolidated statement of earnings for the year ended December 31, 2015. The fair value of the common shares issued as part of the consideration paid for TLB was determined based upon the closing price of the Company’s common shares on the acquisition date.

On close of business August 6, 2016, the Company acquired certain assets and liabilities comprised of a branch location in Denton, Texas (the “Denton Branch”), which resulted in the addition of approximately $4,659 in assets and liabilities. The Company acquired the bank premises at 4101 Wind River Lane in Denton, Texas and recorded it at fair market value of $2,075. Other assets acquired, at fair value, included cash of $2,399, core deposit intangible of $42, goodwill of $141 and loans of $2. Liabilities assumed included non-interest bearing deposits of $581, interest bearing deposits of $4,047 and other liabilities of $30. Consideration paid by the Company for the acquired assets and assumed liabilities of $66 was netted against the cash received. Acquisition-related costs of $41 are included in other operating expenses in the Company’s consolidated statement of earnings for the year ended December 31, 2016.

Goodwill of $8,670 for DCB, $3,815 for TLB, and $140 for the Denton Branch arising from the acquisitions consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. Goodwill of $141 is expected to be deductible for income taxes purposes. The following table summarizes the consideration paid for DCB and TLB and the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

Consideration:

	DCB	TLB
Cash	$8,449	$7,771
Equity instruments	21,232	6,444
Contingent consideration	—	—

Fair value of total consideration transferred	$29,681	$14,215

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The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisitions, March 27, 2015 and April 10, 2015, respectively.

	DCB	TLB
Cash	$5,794	$8,124
Investment securities available for sale	2,862	19,794
Loans, net of discount of $1,389 and $468, respectively	118,154	43,568
Accrued interest receivable	299	173
Premises and equipment	199	2,664
Nonmarketable equity securities	168	—
Core deposit intangible	968	534
Other assets	1,726	1,558

Total assets acquired	130,170	76,415

Noninterest-bearing deposits	25,607	16,702
Interest-bearing deposits	68,844	48,794
Subordinated debentures	5,155	—
Other liabilities	9,553	519

Total liabilities assumed	109,159	66,015

Net assets acquired (liabilities assumed)	21,011	10,400

Total consideration paid	29,681	14,215

Goodwill	$8,670	$3,815

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date (“acquired performing loans”). The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination. Acquired performing loans had fair value and gross contractual amounts receivable of $118,154 and $119,543, respectively for DCB, $43,568 and $44,036, respectively for TLB, and $2 and $2, respectively for the Denton Branch on the date of acquisition.

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NOTE 3 - MARKETABLE SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at December 31, 2017 and 2016 and the corresponding amounts of gross unrealized gains and losses:

December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:
Corporate bonds	$18,823	$64	$50	$18,837
Municipal securities	7,746	—	200	7,546
Mortgage-backed securities	92,471	—	1,793	90,678
Collateralized mortgage obligations	116,809	5	1,503	115,311

Total available for sale	$235,849	$69	$3,546	$232,372

Held to maturity:
Municipal securities	$146,496	$2,244	$218	$148,522
Mortgage-backed securities	22,026	199	230	21,995
Collateralized mortgage obligations	6,162	111	—	6,273

Total held to maturity	$174,684	$2,554	$448	$176,790

December 31, 2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:
Corporate bonds	$25,254	$6	$377	$24,883
Municipal securities	7,841	—	622	7,219
Mortgage-backed securities	61,298	—	1,608	59,690
Collateralized mortgage obligations	65,789	10	666	65,133

Total available for sale	$160,182	$16	$3,273	$156,925

Held to maturity:
Municipal securities	$149,420	$901	$3,889	$146,432
Mortgage-backed securities	28,450	318	290	28,478
Collateralized mortgage obligations	11,501	265	521	11,245

Total held to maturity	$189,371	$1,484	$4,700	$186,155

At December 31, 2016, the Company’s mortgage-backed securities portfolio included non-agency collateralized mortgage obligations with a market value of $1,636 which had unrealized losses of $521 and other than temporary impairment, which was recorded in 2013, of $324. These non-agency mortgage-backed securities, which were sold during 2017, were rated AAA at purchase.

Management evaluates securities for OTTI on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

any anticipated recovery in fair value. There were no other than temporary impairment losses on debt securities related to credit losses recognized during the years ended December 31, 2017 and 2016.

Information pertaining to securities with gross unrealized losses at December 31, 2017 and December 31, 2016 aggregated by investment category and length of time that individual securities have been in a continuous loss position is detailed in the following tables. At December 31, 2017, the Company held 62 securities which had been in continuous loss positions over twelve months and 36 securities which had been in continuous loss position less than twelve months. Of the securities in a loss position over twelve months, 17 were classified as available for sale and 45 were classified as held to maturity. Of the securities in a loss position less than twelve months, 20 were classified as available for sale and 16 were classified as held to maturity. The securities in a loss position were composed of tax exempt municipal bonds, corporate bonds, collateralized mortgage obligations and mortgage backed securities.

Management believes the unrealized loss on the remaining securities is a function of the movement of interest rates since the time of purchase. Based on evaluation of available evidence, including recent changes in interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment would be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. The Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

The following table summarizes securities with unrealized losses at December 31, 2017 and 2016, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or Longer		Total
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Available for sale:
Corporate bonds	$(50)	$8,019	$—	$—	$(50)	$8,019
Municipal securities	—	—	(200)	7,546	(200)	7,546
Mortgage-backed securities	(658)	42,881	(1,135)	47,797	(1,793)	90,678
Collateralized mortgage obligations	(1,091)	93,584	(412)	21,258	(1,503)	114,842

Total available for sale	$(1,799)	$144,484	$(1,747)	$76,601	$(3,546)	$221,085

Held to maturity:
Municipal securities	$(37)	$9,230	$(181)	$19,961	$(218)	$29,191
Mortgage-backed securities	(57)	6,499	(173)	9,747	(230)	16,246
Collateralized mortgage obligations	—	—	—	—	—	—

Total held to maturity	$(94)	$15,729	$(354)	$29,708	$(448)	$45,437

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

	Less Than 12 Months		12 Months or Longer		Total
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2016
Available for sale:
Corporate bonds	$(377)	$22,529	$—	$—	$(377)	$22,529
Municipal securities	(622)	7,219	—	—	(622)	7,219
Mortgage-backed securities	(1,047)	44,420	(561)	15,270	(1,608)	59,690
Collateralized mortgage obligations	(437)	55,435	(229)	9,049	(666)	64,484

Total available for sale	$(2,483)	$129,603	$(790)	$24,319	$(3,273)	$153,922

Held to maturity:
Municipal securities	$(3,889)	$98,943	$—	$—	$(3,889)	$98,943
Mortgage-backed securities	(290)	19,983	—	—	(290)	19,983
Collateralized mortgage obligations	—	—	(521)	2,350	(521)	2,350

Total held to maturity	$(4,179)	$118,926	$(521)	$2,350	$(4,700)	$121,276

Mortgage-backed securities and collateralized mortgage obligations are backed by pools of mortgages that are insured or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) or the Government National Mortgage Association (GNMA).

As of December 31, 2017, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with fair values of approximately $245,600 and $259,499 at December 31, 2017 and December 31, 2016, respectively, were pledged to secure public fund deposits and for other purposes as required or permitted by law.

The proceeds from sales of securities and the associated gains and losses are listed below:

	2017	2016	2015
Proceeds	$217,111	$105,808	$140,668
Gross gains	180	243	222
Gross losses	(13)	(161)	(145)

During the year ended December 31, 2017, the Company sold five held to maturity securities. The Company sold these securities, which consisted of three municipal securities and two corporate bonds, based upon internal credit analysis that they had experienced significant deterioration in creditworthiness. The risk exposure presented by these securities had increased beyond acceptable levels and management determined that it was reasonably possible that all amounts due would not be collected. The credit analysis of the municipalities determined that they had been significantly impacted by the declines in market oil prices due to the fact that their tax bases are heavily reliant on the energy industry relative to other sectors of the economy. Specifically, the revenues of these municipalities had been adversely impacted by the sustained low-level of oil prices. The current credit analysis of the corporate bonds, which were both a non-agency collateralized mortgage obligation bond, indicated evidence of significant deterioration in its creditworthiness. In early 2017 one bond rating agency withdrew its current rating on the bond, and prior to 2017 another rating agency had downgraded it to a ‘No Rating’ position. The Company believes the sales of these securities were merited and permissible under the applicable accounting guidelines because of the significant deterioration in the creditworthiness of the issuers.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Sales of securities held to maturity were as follows for the years ended December 31:

	2017	2016	2015
Proceeds from sales	$3,298	$1,866	$—
Amortized cost	3,140	1,842	—
Gross realized gains	158	24	—
Gross realized losses	—	—	—
Tax expense related to securities gains/losses	(44)	(7)	—

Included in the amortized cost of held to maturity securities shown above for the year ended December 31, 2017 was $324 of other than temporary impairment that was recorded during 2013, as well as $499 in prior principal write-downs on corporate bonds that were sold during 2017.

The contractual maturities at December 31, 2017 of available for sale and held to maturity securities at carrying value and estimated fair value are shown below. The Company invests in mortgage-backed securities and collateralized mortgage obligations that have expected maturities that differ from their contractual maturities. These differences arise because borrowers and/or issuers may have the right to call or prepay their obligation with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
December 31, 2017
Due within one year	$—	$—	$2,663	$2,665
Due after one year through five years	6,158	6,129	5,769	5,849
Due after five years through ten years	12,665	12,708	42,711	43,903
Due after ten years	7,746	7,546	95,353	96,105
Mortgage-backed securities	92,471	90,678	22,026	21,995
Collateralized mortgage obligations	116,809	115,311	6,162	6,273

	$235,849	$232,372	$174,684	$176,790

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The following table summarizes our loan portfolio by type of loan at December 31:

	2017	2016
Commercial and industrial	$197,508	$223,712
Real estate:
Construction and development	196,774	129,631
Commercial real estate	418,137	368,077
Farmland	59,023	62,366
1-4 family residential	374,371	361,665
Multi-family residential	36,574	26,079
Consumer	51,267	53,177
Agricultural	25,596	18,901
Overdrafts	294	317

Total loans	1,359,544	1,243,925
Net of:
Deferred loan fees	1,094	1,210
Allowance for loan losses	(12,859)	(11,484)

Total net loans	$1,347,779	$1,233,651

In 2016, the Company acquired overdrafts and recorded as loans with a fair value and gross contractual fair value of $2 as part of the acquisition of the Denton branch. All loans acquired in 2016 were classified as acquired performing loans.

The Company has entered into transactions, at prevailing market rates and terms, with certain directors, executive officers, significant shareholders and their affiliates. Loans to such related parties at December 31, 2017 and December 31, 2016, totaled $44,506 and $29,436, respectively. Unfunded commitments to such related parties at December 31, 2017 totaled $8,416.

Loans to principal officers, directors, and their affiliates during the year ended December 31, 2017, was as follows:

2017
Beginning balance	$29,436
New loans	38,564
Repayments	(23,494)

Ending balance	$44,506

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The following table presents the activity in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method for the years ended December 31, 2017, 2016 and 2015:

December 31, 2017	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi- family residential	Consumer	Agricultural	Overdrafts	Total
Allowance for loan losses:
Beginning balance	$1,592	$1,161	$3,264	$482	$3,960	$281	$585	$153	$6	$11,484
Provision for loan losses	272	563	1,405	41	(418)	348	253	276	110	2,850
Loans charged-off	(1,080)	—	(84)	—	(543)	—	(344)	(242)	(165)	(2,458)
Recoveries	797	—	—	—	23	—	108	—	55	983

Ending balance	$1,581	$1,724	$4,585	$523	$3,022	$629	$602	$187	$6	$12,859

Allowance ending balance:
Individually evaluated for impairment	$17	$—	$27	$85	$5	$—	$—	$—	$—	$134
Collectively evaluated for impairment	1,564	1,724	4,558	438	3,017	629	602	187	6	12,725

Ending balance	$1,581	$1,724	$4,585	$523	$3,022	$629	$602	$187	$6	$12,859

Loans:
Individually evaluated for impairment	$463	$—	$4,258	$163	$842	$217	$—	$397	$—	$6,340
Collectively evaluated for impairment	197,045	196,774	413,879	58,860	373,529	36,357	51,267	25,199	294	1,353,204

Ending balance	$197,508	$196,774	$418,137	$59,023	$374,371	$36,574	$51,267	$25,596	$294	$1,359,544

December 31, 2016	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi- family residential	Consumer	Agricultural	Overdrafts	Total
Allowance for loan losses:
Beginning balance	$1,878	$1,004	$2,106	$400	$2,839	$325	$562	$138	$11	$9,263
Provision for loan losses	910	162	1,158	82	1,117	(44)	171	15	69	3,640
Loans charged-off	(1,213)	(9)	—	—	(71)	—	(269)	—	(200)	(1,762)
Recoveries	17	4	—	—	75	—	121	—	126	343

Ending balance	$1,592	$1,161	$3,264	$482	$3,960	$281	$585	$153	$6	$11,484

Allowance ending balance:
Individually evaluated for impairment	$64	$—	$—	$47	$108	$—	$34	$—	$—	$253
Collectively evaluated for impairment	1,528	1,161	3,264	435	3,852	281	551	153	6	11,231

Ending balance	$1,592	$1,161	$3,264	$482	$3,960	$281	$585	$153	$6	$11,484

Loans:
Individually evaluated for impairment	$231	$1,825	$1,196	$258	$2,588	$5	$200	$15	$—	$6,318
Collectively evaluated for impairment	223,481	127,806	366,881	62,108	359,077	26,074	52,977	18,886	317	1,237,607

Ending balance	$223,712	$129,631	$368,077	$62,366	$361,665	$26,079	$53,177	$18,901	$317	$1,243,925

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

December 31, 2015	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi- family residential	Consumer	Agricultural	Overdrafts	Total
Allowance for loan losses:
Beginning balance	$1,473	$615	$1,870	$387	$2,395	$232	$593	$137	$19	$7,721
Provision for loan losses	577	395	289	(83)	651	93	138	1	114	2,175
Loans charged-off	(192)	(6)	(53)	—	(215)	—	(219)	(1)	(227)	(913)
Recoveries	20	—	—	96	8	—	50	1	105	280

Ending balance	$1,878	$1,004	$2,106	$400	$2,839	$325	$562	$138	$11	$9,263

Allowance ending balance:
Individually evaluated for impairment	$316	$—	$—	$47	$63	$—	$101	$—	$—	$527
Collectively evaluated for impairment	1,562	1,004	2,106	353	2,776	325	461	138	11	8,736

Ending balance	$1,878	$1,004	$2,106	$400	$2,839	$325	$562	$138	$11	$9,263

Loans:
Individually evaluated for impairment	$3,592	$—	$77	$251	$2,064	$—	$98	$—	$—	$6,082
Collectively evaluated for impairment	178,124	122,904	301,833	47,417	310,242	30,395	50,543	19,524	313	1,061,295

Ending balance	$181,716	$122,904	$301,910	$47,668	$312,306	$30,395	$50,641	$19,524	$313	$1,067,377

Credit Quality

The Company closely monitors economic conditions and loan performance trends to manage and evaluate the exposure to credit risk. Key factors tracked by the Company and utilized in evaluating the credit quality of the loan portfolio include trends in delinquency ratios, the level of nonperforming assets, borrower’s repayment capacity, and collateral coverage.

Assets are graded “pass” when the relationship exhibits acceptable credit risk and indicates repayment ability, tolerable collateral coverage and reasonable performance history. Lending relationships exhibiting potentially significant credit risk and marginal repayment ability and/or asset protection are graded “special mention.” Assets classified as “substandard” are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness that jeopardizes the liquidation of the debt. Substandard graded loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets graded “doubtful” are substandard graded loans that have added characteristics that make collection or liquidation in full improbable. The Company typically measures impairment based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or based on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The following tables summarize the credit exposure in the Company’s consumer and commercial loan portfolios as of:

December 31, 2017	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer and Overdrafts	Agricultural	Total
Grade:
Pass	$196,890	$196,515	$412,488	$58,623	$373,154	$16,073	$51,409	$24,650	$1,329,802
Special mention	348	259	1,135	226	442	20,284	65	454	23,213
Substandard	270	—	4,514	174	775	217	87	492	6,529
Doubtful	—	—	—	—	—	—	—	—	—

Total	$197,508	$196,774	$418,137	$59,023	$374,371	$36,574	$51,561	$25,596	$1,359,544

December 31, 2016	Commercial and industrial	Construction and development	Commercial real estate	Farmland	1-4 family residential	Multi-family residential	Consumer and Overdrafts	Agricultural	Total
Grade:
Pass	$218,690	$127,802	$360,591	$61,717	$352,196	$25,871	$52,320	$17,965	$1,217,152
Special mention	4,299	4	2,021	248	4,311	—	524	478	11,885
Substandard	706	1,825	5,465	401	5,121	208	568	458	14,752
Doubtful	17	—	—	—	37	—	82	—	136

Total	$223,712	$129,631	$368,077	$62,366	$361,665	$26,079	$53,494	$18,901	$1,243,925

The following table summarizes the payment status of loans in the Company’s total loan portfolio, including an aging of delinquent loans, loans 90 days or more past due continuing to accrue interest and loans classified as nonperforming as of:

December 31, 2017	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial and industrial	$1,273	$93	$17	$1,383	$196,125	$197,508	$—
Real estate:
Construction and development	117	—	—	117	196,657	196,774	—
Commercial real estate	192	265	1,067	1,524	416,613	418,137	—
Farmland	139	—	6	145	58,878	59,023	—
1-4 family residential	3,998	416	800	5,214	369,157	374,371	—
Multi-family residential	—	—	217	217	36,357	36,574	—
Consumer	381	69	87	537	50,730	51,267	—
Agricultural	204	2	—	206	25,390	25,596	—
Overdrafts	—	—	—	—	294	294	—

Total	$6,304	$845	$2,194	$9,343	$1,350,201	$1,359,544	$—

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

December 31, 2016	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial and industrial	$941	$105	$25	$1,071	$222,641	$223,712	$—
Real estate:
Construction and development	73	—	1,825	1,898	127,733	129,631	—
Commercial real estate	1,629	32	134	1,795	366,282	368,077	—
Farmland	100	26	7	133	62,233	62,366	—
1-4 family residential	3,724	803	1,041	5,568	356,097	361,665	—
Multi-family residential	207	49	—	256	25,823	26,079	—
Consumer	613	205	87	905	52,272	53,177	—
Agricultural	59	—	15	74	18,827	18,901	—
Overdrafts	—	—	—	—	317	317	—

Total	$7,346	$1,220	$3,134	$11,700	$1,232,225	$1,243,925	$—

The following table presents the nonaccrual loans by category as of December 31:

	2017	2016
Commercial and industrial	$77	$82
Real estate:
Construction and development	—	1,825
Commercial real estate	1,422	415
Farmland	163	176
1-4 family residential	1,937	1,699
Multi-family residential	217	5
Consumer	138	192
Agricultural	50	15

Total	$4,004	$4,409

If interest on nonaccrual loans had been accrued, such income would have been approximately $173 and $24 for the years ended December 31, 2017 and 2016, respectively. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

Impaired Loans and Troubled Debt Restructurings

A troubled debt restructuring (“TDR”) is a restructuring in which a bank, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with original contractual terms of the loan. Loans with insignificant delays or insignificant short falls in the amount of payments expected to be collected are not considered to be impaired. Loans defined as individually impaired, based on applicable accounting guidance, include larger balance nonperforming loans and TDRs.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The outstanding balances of TDRs are shown below at December 31:

	2017	2016
Nonaccrual TDRs	$—	$43
Performing TDRs	657	462

Total	$657	$505

Specific reserves on TDRs	$17	$4

The following tables present loans by class modified as TDRs that occurred during the years ended:

December 31, 2017	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial and industrial	2	$381	$364
Commercial real estate		—	—
Consumer	—	—	—
1-4 family residential	1	11	11
Farmland	—	—	—
Multi-family residential	—	—	—
Agricultural	—	—	—

Total	3	$392	$375

There were no TDRs that subsequently defaulted in 2017. The TDRs described above did not increase the allowance for loan losses and resulted in no charge-offs during the year ended December 31, 2017.

December 31, 2016	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial and industrial	1	$90	$90
1-4 family residential	3	248	244

Total	4	$338	$334

There were no TDRs that subsequently defaulted in 2016. The TDRs described above did not increase the allowance for loan losses and resulted in no charge-offs during the year ended December 31, 2016.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The following table presents information about the Company’s impaired loans as of December 31, 2017:

December 31, 2017	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Commercial and industrial	$437	$437	$—	$434
Real estate:
Construction and development	—	—	—	311
Commercial real estate	3,979	3,979	—	4,230
Farmland	6	6	—	90
1-4 family residential	681	681	—	1,096
Multi-family residential	217	217	—	180
Consumer	—	—	—	61
Agricultural	397	397	—	384

Subtotal	5,717	5,717	—	6,786
With allowance recorded:
Commercial and industrial	26	26	17	315
Real estate:
Construction and development	—	—	—	7
Commercial real estate	279	279	27	505
Farmland	157	157	85	131
1-4 family residential	161	161	5	754
Multi-family residential	—	—	—	19
Consumer	—	—	—	42
Agricultural	—	—	—	180

Subtotal	623	623	134	1,953

Total	$6,340	$6,340	$134	$8,739

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The following table presents information about the Company’s impaired loans as of December 31, 2016:

December 31, 2016	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Commercial and industrial	$28	$28	$—	$809
Real estate:
Construction and development	1,825	1,825	—	172
Commercial real estate	1,196	1,196	—	871
Farmland	89	89	—	109
1-4 family residential	1,799	1,799	—	1,575
Multi-family residential	5	5	—	2
Consumer	105	105	—	89
Agricultural	15	15	—	68

Subtotal	5,062	5,062	—	3,695
With allowance recorded:
Commercial and industrial	203	203	64	3,153
Real estate:
Construction and development	—	—	—	—
Commercial real estate	—	—	—	—
Farmland	169	169	47	169
1-4 family residential	789	789	108	639
Multi-family residential	—	—	—	—
Consumer	95	95	34	155
Agricultural	—	—	—	2

Subtotal	1,256	1,256	253	4,118

Total	$6,318	$6,318	$253	$7,813

During the years ended December 31, 2017, 2016 and 2015, total interest income and cash-based interest income recognized on impaired loans was minimal.

NOTE 5 - PREMISES AND EQUIPMENT

	December 31, 2017	December 31, 2016
Land	$9,857	$9,959
Building and improvements	45,525	44,240
Furniture, fixtures and equipment	12,845	14,188
Automobiles	247	368

	68,474	68,755
Less: accumulated depreciation	24,656	23,945

	$43,818	$44,810

Depreciation expense on premises and equipment totaled $3,162, $3,183 and $2,958 for the years ended December 31, 2017, 2016 and 2015, respectively and is included in occupancy expenses on the consolidated statements of earnings.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

NOTE 6 - GOODWILL

Changes in the carrying amount of goodwill in the accompanying consolidated balance sheets as of December 31 are summarized as follows:

	2017	2016
Beginning of year	$18,742	$18,601
Effect of acquisitions	—	141

End of year	$18,742	$18,742

NOTE 7 - CORE DEPOSIT INTANGIBLES

Changes in the carrying amount of core deposit intangibles in the accompanying consolidated balance sheets as of December 31 are summarized as follows:

	2017	2016
Beginning of year	$3,308	$3,846
Effect of acquisitions	—	42
Amortization	(584)	(580)

End of year	$2,724	$3,308

Accumulated amortization was $3,107 and $2,523 at December 31, 2017 and 2016, respectively. Amortization expense was $584, $580 and $535 during the years ended December 31, 2017, 2016 and 2015, respectively. The estimated aggregate future amortization expense for core deposit intangibles remaining as of December 31, 2017 was as follows:

Year Ended December 31,	Amount
2018	$584
2019	584
2020	584
2021	417
2022	183
Thereafter	372

$2,724

NOTE 8 - INTEREST-BEARING DEPOSITS

	December 31, 2017	December 31, 2016
NOW accounts	$263,980	$269,712
Savings and money market accounts	705,491	606,706
Time deposits less than $250,000	207,185	239,569
Time deposits $250,000 and over	89,655	102,052

	$1,266,311	$1,218,039

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Year-end maturities of time deposits, as of December 31, 2017, were as follows:

Year Ended December 31,	Amount
2018	$224,772
2019	39,553
2020	9,926
2021	14,709
2022	7,880
Thereafter	—

$296,840

Deposits of executive officers, directors and significant shareholders at December 31, 2017 and December 31, 2016 totaled $68,082 and $72,443, respectively.

NOTE 9 - BORROWED MONEY

Federal Home Loan Bank (FHLB) advances , as of December 31, 2017, were as follows:

Fixed-rate advances, with monthly interest payments, principal due in:

Year	Current Weighted Average Rate	Principal due
2018	1.06%	$25,000
2022	1.11%	20,000

		45,000

Fixed-rate advances, with monthly principal and interest payments, principal due in:

Year	Current Weighted Average Rate	Principal due
2021	1.38%	153

		$45,153

The Company had a $25,000 revolving line of credit with a correspondent bank that was set to mature in July 2016. In May 2016, the Company renegotiated the loan agreement such that $15,000 was renewed as a revolving line of credit and $10,000 of the outstanding balance of the revolving line of credit was rolled into an amortizing note. As of December 31, 2016, the outstanding balances of the revolving line of credit and amortizing note were $9,000. In March 2017, the Company renegotiated the loan agreement such that the outstanding balance of the revolving line of credit and amortizing note was converted to a $25,000 unsecured revolving line of credit. The line of credit bears interest at the prime rate plus 0.50%, with quarterly interest payments, and matures in March 2018. Under the terms of the line of credit, the Company agreed not to pledge or grant a lien or security interest in the stock of the Bank or in any other assets without prior consent of the lender. As of December 31, 2017, the outstanding balance on the line of credit was $0. To be in compliance with the loan covenants, the Bank is required to maintain no less than a 10% total risk-based capital ratio, must maintain no less than $85,000 in tangible net worth, the ratio of non-performing assets to equity plus allowance for loan losses must not exceed 15%, the cash flow coverage must be greater than 1.25 times and the Company is limited to acquiring additional debt of no more than $500 without prior approval. The Company believes that it is in compliance with all loan covenants.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

NOTE 10 - SUBORDINATED DEBENTURES

Subordinated debentures are made up of the following as of:

	December 31, 2017	December 31, 2016
Trust II Debentures	$3,093	$3,093
Trust III Debentures	2,062	2,062
DCB Trust I Debentures	5,155	5,155
Other debentures	3,500	9,000

	$13,810	$19,310

The Company has three trusts, Guaranty (TX) Capital Trust II (“Trust II”), Guaranty (TX) Capital Trust III (“Trust III”), and DCB Financial Trust I (“DCB Trust I”) (“Trust II”, “Trust III” and together with “DCB Trust I”, the “Trusts”). Upon formation, the Trusts issued pass-through securities (“TruPS”) with a liquidation value of $1,000,000 per share to third parties in private placements. Concurrently with the issuance of the TruPS, the Trusts issued common securities to the Company. The Trusts invested the proceeds of the sales of securities to the Company (“Debentures”). The Debentures mature approximately 30 years after the formation date, which may be shortened if certain conditions are met (including the Company having received prior approval of the Federal Reserve and any other required regulatory approvals).

	Trust II	Trust III	DCB Trust I
Formation date	Oct 30, 2002	Jul 25, 2006	Mar 29, 2007
Capital trust pass-through securities
Number of shares	3,000	2,000	5,000
Original liquidation value	$3,000	$2,000	$5,000
Common securities liquidation value	93	62	155

The securities held by the Trusts can qualify as Tier I capital for the Company under Federal Reserve Board guidelines. The Federal Reserve’s guidelines restrict core capital elements (including trust preferred securities and qualifying perpetual preferred stock) to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. Because the Company’s aggregate amount of trust preferred securities is less than the limit of 25% of Tier I capital, net of goodwill, the full amount is includable in Tier I capital at December 31, 2017 and 2016. Additionally, the terms provide that trust preferred securities would no longer qualify for Tier I capital within five years of their maturity, but would be included as Tier 2 capital. However, the trust preferred securities would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the junior subordinated debentures.

With certain exceptions, the amount of the principal and any accrued and unpaid interest on the Debentures are subordinated in right of payment to the prior payment in full of all senior indebtedness of the Company. Interest on the Debentures are payable quarterly. The interest is deferrable on a cumulative basis for up to five consecutive years following a suspension of dividend payments on all other capital stock. No principal payments are due until maturity for each of the Debentures.

	Trust II Debentures	Trust III Debentures	DCB Trust I Debentures
Original amount	$3,093	$2,062	$5,155
Maturity date	October 30, 2032	October 1, 2036	June 15, 2037
Interest due	Quarterly	Quarterly	Quarterly

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

In accordance with ASC 810, “Consolidation,” the junior subordinated debentures issued by the Company to the subsidiary trusts are shown as liabilities in the consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in the consolidated statements of earnings.

Trust II Debentures

Interest is payable at a variable rate per annum, reset quarterly, equal to 3 months LIBOR plus 3.35%, thereafter.

On any interest payment date on or after October 30, 2012 and prior to maturity date, the debentures are redeemable for cash at the option of the Company, on at least 30, but not more than 60 days notice, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption.

Trust III Debentures

Interest was payable at a variable rate per annum, reset quarterly, equal to 3 month LIBOR plus 1.67%.

On any interest payment date on or after October 1, 2016 and prior to maturity date, the debentures are redeemable for cash at the option of the Company, on at least 30, but not more than 60 days notice, in whole or in part, at a redemption price is equal to 100% of the principal amount if redeemed, plus accrued interest to the date of redemption.

DCB Debentures I

Interest is payable at a variable rate per annum, reset quarterly, equal to 3 month LIBOR plus 1.80%.

On any interest payment date on or after June 15, 2012 and prior to maturity date, the debentures are redeemable for cash at the option of the Company, on at least 30, but not more than 60 days notice, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption.

Other Debentures

In July 2015, the Company issued $4,000 in debentures, of which $3,000 were issued to directors and other related parties. The $3,000 of debentures to related parties were repaid in May 2017 and a $500 par value debenture, which carried a 2.5% rate, matured and was repaid in July 2017. The remaining $500 debenture has a rate of 4.00% and a maturity date of January 1, 2019. At the Company’s option, and with 30 days advanced notice to the holder, the entire principal amount and all accrued interest may be paid to the holder on or before the due date of any debenture. The redemption price is equal to 100% of the face amount of the debenture redeemed, plus all accrued interest.

In December 2015, the Company issued $5,000 in debentures, of which $2,500 were issued to directors and other related parties. In May 2017, $2,000 of the related party debentures were repaid with a portion of the proceeds of Guaranty’s initial public offering. The remaining $3,000 of debentures were issued at par value of $500 each with rates ranging from 3.00% to 5.00% and maturity dates from July 1, 2018 to July 1, 2020. At the Company’s option, and with 30 days advanced notice to the holder, the entire principal amount and all accrued interest may be paid to the holder on or before the due date of any debenture. The redemption price is equal to 100% of the face amount of the debenture redeemed, plus all accrued interest.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Maturities of subordinated debentures based on scheduled repayments at December 31, 2017 are as follows (in thousands of dollars):

Year Ended December 31	Amount
2018	$1,000
2019	2,000
2020	500
2021	—
2022	—
Thereafter	10,310

$13,810

NOTE 11 - STOCK OPTIONS

The Company’s 2015 Equity Incentive Plan (the “Plan”), which was adopted by the Company and approved by its shareholders in April 2015, amended and restated the Company’s 2014 Stock Option Plan. The maximum number of shares of common stock that may be issued pursuant to stock-based awards under the Plan equals 1,000,000 shares, all of which may be subject to incentive stock option treatment. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards have vesting periods ranging from 5 to 10 years and have 10-year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock and similar peer group averages. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes in to account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date, for the years ended December 31:

	2017	2016
Risk-free interest rate	2.00%	1.57%
Expected term (in years)	6.46	6.50
Expected stock price volatility	18.54%	20.92%
Dividend yield	1.61%	2.13%

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

A summary of activity in the Plan during the years ended December 31 follows:

2017	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	340,377	$23.43	7.34	$194
Granted	159,598	27.80	9.40	480
Exercised	(7,033)	11.94	4.23	132
Forfeited	(21,500)	25.58	8.59	109

Balance, December 31, 2017	471,442	$24.98	7.30	$2,696

Exercisable at end of year	134,644	$23.60	5.85	$950

2016	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	314,391	$23.28	8.00	$137
Granted	49,500	23.58	9.38	21
Exercised	(3,014)	11.94	2.51	36
Forfeited	(20,500)	23.22	7.74	16

Balance, December 31, 2016	340,377	$23.43	7.34	$194

Exercisable at end of year	89,677	$22.61	6.45	$125

A summary of nonvested activity in the Plan during the years ended December 31 follows:

2017	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	250,700	$23.73	7.65	$69
Granted	159,598	27.80	9.40	480
Vested	(54,500)	23.72	6.35	378
Forfeited	(19,000)	25.58	8.59	109

Balance, December 31, 2017	336,798	$25.54	7.88	$1,747

2016	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at beginning of year	267,200	$23.72	8.22	$—
Granted	49,500	23.58	9.38	21
Vested	(47,700)	23.72	6.95	14
Forfeited	(18,300)	23.22	7.74	16

Balance, December 31, 2016	250,700	$23.73	7.65	$69

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Information related to the Plan is as follows for the year ended December 31:

	2017	2016
Intrinsic value of options exercised	$132	$36
Cash received from options exercised	84	36
Tax benefit realized from options exercised	—	—
Weighted average fair value of options granted	5.41	4.30

As of December 31, 2017, there was $1,781 of total unrecognized compensation expense related to unvested stock options granted under the Plan. The expense is expected to be recognized over a weighted-average period of 4.28 years.

The Company granted options under the 2015 Stock Option Plan in 2017. Expense of $355, $211 and $237 was recorded during the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 12 - STOCK APPRECIATION RIGHTS

On June 1, 2017, we terminated the Guaranty Bancshares, Inc. Fair Market Value Stock Appreciation Rights Plan, paid all accrued benefits through the termination date and issued equivalent stock options to the plan holders that expire 10 years from the issuance date. There were no SARs granted in 2017 and 2016. The Company’s liability for outstanding SARs of $563 at December 31, 2016 is reflected in accrued interest and other liabilities in the accompanying consolidated balance sheets.

NOTE 13 - EMPLOYEE BENEFITS

KSOP

The Company maintains an Employee Stock Ownership Plan containing Section 401(k) provisions covering substantially all employees (“KSOP”). The plan provides for a matching contribution of up to 5% of a participant’s qualified compensation starting January 1, 2016. At December 31, 2016, the plan included a repurchase obligation or “put option”, which is a right to demand that the sponsor repurchase shares of employer stock distributed to the participate under the terms of the plan, for which there was no public market for such shares, of an established cash price. This put option was terminated upon completion of Guaranty’s initial public offering and listing of its common stock on the NASDAQ Global Select Market in May 2017. Guaranty’s total contributions accrued or paid during the years ended December 31, 2017, 2016 and 2015 totaled $965, $935 and $824, respectively.

Benefits under the KSOP generally are distributed to participants in the form of cash, although participants have the right to receive distributions in the form of shares of common stock.

As of December 31, 2016, the fair value of shares of common stock, held by the KSOP, was deducted from permanent shareholders’ equity in the consolidated balance sheets, and reflected in a line item below liabilities and above shareholders’ equity. This presentation is necessary in order to recognize the put option within the KSOP-owned shares, consistent with SEC guidelines, because the Company was not yet publicly traded. The Company used a valuation by an external third party to determine the maximum possible cash obligation related to those securities. The valuation is the same that is used for the stock option plan and stock appreciation rights plan. Increases or decreases in the value of the cash obligation were included in a separate line item in the statements of changes in shareholders’ equity. The fair value of allocated and unallocated shares subject to this repurchase obligation totaled $31,661 at December 31, 2016.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

As of December 31, 2017 and 2016, the number of shares held by the KSOP were 1,314,277 and 1,319,225, respectively. There were no unallocated shares to plan participants as of December 31, 2017 and there were 50,000 shares unallocated to plan participants as of December 31, 2016. During 2017 and 2016, the Company did not repurchase any shares from KSOP participants that received distributions of shares from the KSOP which were subject to the put option that applied to the KSOP shares before we were publicly traded. All shares held by the KSOP were treated as outstanding at each of the respective period ends.

Executive Incentive Retirement Plan

The Company established a non-qualified, non-contributory executive incentive retirement plan covering a selected group of key personnel to provide benefits equal to amounts computed under an “award criteria” at various targeted salary levels as adjusted for annual earnings performance of the Company. The plan is non-funded.

In connection with the Salary Continuation Plan and the Executive Incentive Retirement Plan, the Company has purchased life insurance policies on the respective officers. The cash surrender value of life insurance policies held by the Company totaled $19,117 and $17,804 as of December 31, 2017 and 2016, respectively.

Expense related to these plans totaled $447, $390 and $303 for the years ended December 31, 2017, 2016 and 2015, respectively, and is included in employee compensation and benefits on the Company’s consolidated statements of earnings. The recorded liability totaled approximately $2,420 and $2,002 as of December 31, 2017 and 2016, respectively and is included in accrued interest and other liabilities on the Company’s consolidated balance sheets.

Bonus Plan

The Company has a Bonus Plan that rewards officers and employees based on performance of individual business units of the Company. Earnings and growth performance goals for each business unit and for the Company as a whole are established at the beginning of the calendar year and approved annually by the board of directors. The Bonus Plan provides for a predetermined bonus amount to be contributed to the employee bonus pool based on (i) earnings target and growth for individual business units and (ii) achieving certain pre-tax return on average equity and pre-tax return on average asset levels for the Company as a whole. These bonus amounts are established annually by our board of directors. The bonus expense under this plan for the years ended December 31, 2017, 2016 and 2015 totaled $2,316, $2,069 and $1,828, respectively and is included in employee compensation and benefits on the Company’s consolidated statements of earnings.

NOTE 14 - INCOME TAXES

Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted on December 22, 2017. Among other things, the new law (i) establishes a new, flat corporate federal statutory income tax rate of 21%, (ii) eliminates the corporate alternative minimum tax and allows the use of any such carryforwards to offset regular tax liability for any taxable year, (iii) limits the deduction for net interest expense incurred by U.S. corporations, (iv) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, (v) eliminates or reduces certain deductions related to meals and entertainment expenses, (vi) modifies the limitation on excessive employee remuneration to eliminate the exception for performance-based compensation and clarifies the definition of a covered employee and (vii) limits the deductibility of deposit insurance premiums. The Tax Cuts and Jobs Act also significantly changes U.S. tax law related to foreign operations; however, such changes do not currently impact us.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

As stated above, as a result of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, we remeasured our deferred tax assets and liabilities based upon the newly enacted U.S. statutory federal income tax rate of 21%, which is the tax rate at which these assets and liabilities are expected to reverse in the future. Notwithstanding the foregoing, we are still analyzing certain aspects of the new law and refining our calculations, which could affect the measurement of these assets and liabilities or give rise to new deferred tax amounts. Nonetheless, we recognized a provisional tax expense related to the remeasurement of our deferred tax assets and liabilities totaling $1.7 million.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in previously filed income tax returns that require disclosure in the accompanying consolidated financial statements. The Company is subject to U.S. federal income taxes.

The consolidated provision for income taxes were as follows as of December 31:

	2017	2016	2015
Current federal tax expense	$5,803	$6,045	$5,551
Deferred federal tax (benefit)	740	(1,330)	(1,189)
Revaluation of net deferred tax assets due to change in U.S. federal statutory income tax rate	1,695	—	—

Total	$8,238	$4,715	$4,362

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis as of December 31:

	2017	2016	2015
Federal statutory income tax at 35%	$7,937	$5,893	$5,066
Tax exempt interest income	(1,560)	(1,428)	(818)
Revaluation of net deferred tax assets due to change in U.S. federal statutory income tax rate	1,695	—	—
Earnings of bank owned life insurance	(161)	(128)	(147)
Non deductible expenses	577	223	320
Other	(250)	155	(59)

Total	$8,238	$4,715	$4,362

Income tax expense for 2017 was impacted by the adjustment of our deferred tax assets and liabilities related to the reduction in the U.S. federal statutory income tax rate to 21% under the Tax Cuts and Jobs Act, which was enacted on December 22, 2017. As a result of the new law, which is more fully discussed above, we recognized a provisional net tax expense totaling $1.7 million, as reported in the table above.

Year-end deferred taxes are presented in the table below. As a result of the Tax Cuts and Jobs Act enacted on December 22, 2017, deferred taxes as of December 31, 2017 are based on the newly enacted U.S. statutory federal income tax rate of 21%. Deferred taxes as of December 31, 2016 are based on the previously enacted U.S. statutory federal income tax rate of 35%.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The components of the deferred tax assets (liabilities), in the accompanying consolidated balance sheets consisted of the following as of December 31:

	2017	2016
Deferred tax assets:
Allowance for loan losses	$2,758	$4,192
Deferred compensation	508	701
Unrealized loss on available for sale securities	730	1,140
Stock appreciation rights	—	197
Non accrual loans	—	90
Other real estate owned	2	18
Basis in securities	—	282
Other	556	1,479

Total deferred tax assets	4,554	8,099

Deferred tax liabilities:
Premises and equipment	(1,432)	(2,447)
Prepaid Expenses	(179)	—
Deferred loan costs, net	(230)	(388)
Intangibles	(116)	(299)
Other	(54)	(73)

Total deferred tax liabilities	(2,011)	(3,207)

Net deferred tax asset	$2,543	$4,892

NOTE 15 - NONINTEREST INCOME AND NONINTEREST EXPENSE

Other operating income consisted of the following for the years ended December 31:

	2017	2016	2015
Fiduciary income	$1,463	$1,405	$1,432
Bank-owned life insurance income	461	453	421
Merchant and debit card fees	3,119	2,741	2,737
Loan processing fee income	597	622	501
Other noninterest income	2,745	2,465	1,769

Total	$8,385	$7,686	$6,860

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Other operating expense consisted of the following for the years ended December 31:

	2017	2016	2015
Legal and professional fees	$2,061	$1,935	$2,064
Software support fees	2,089	1,870	1,840
Amortization	1,033	980	951
Director and committee fees	1,064	940	859
Advertising and promotions	1,193	1,015	918
ATM and debit card expense	899	933	1,201
Office and computer supplies	426	464	495
Postage	301	325	310
Telecommunication expense	526	609	572
FDIC insurance assessment fees	671	1,200	743
Other real estate owned expenses and write-downs	128	140	118
Other	3,513	3,488	3,586

Total	$13,904	$13,899	$13,657

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes certain derivative financial instruments. Stand-alone derivative financial instruments such as interest rate swaps, are used to economically hedge interest rate risk related to the Company’s liabilities. These derivative instruments involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company’s consolidated balance sheet in other liabilities.

The Company is exposed to credit related losses in the event of nonperformance by the counterparties to those agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations.

The Company entered into interest rate swaps to receive payments at a fixed rate in exchange for paying a floating rate on the debentures discussed in Note 10. Management believes that entering into the interest rate swaps exposed the Company to variability in their fair value due to changes in the level of interest rates. It is the Company’s objective to hedge the change in fair value of floating rate debentures at coverage levels that are appropriate, given anticipated or existing interest rate levels and other market considerations, as well as the relationship of change in this liability to other liabilities of the Company. To meet this objective, the Company utilizes interest rate swaps as an asset/liability management strategy to hedge the change in value of the cash flows due to changes in expected interest rate assumptions.

Interest rate swaps with notional amounts totaling $5,000 as of December 31, 2017 and 2016, were designated as cash flow hedges of the debentures and were determined to be fully effective during all periods presented. As such, no amount of ineffectiveness has been included in net income.

Therefore, the aggregate fair value of the swaps is recorded in accrued interest and other liabilities within the consolidated balance sheets with changes in fair value recorded in other comprehensive income. The amount included in accumulated other comprehensive income would be reclassified to current earnings should the hedges no longer be considered effective. The Company expects the hedges to remain fully effective during the remaining terms of the swaps.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The information pertaining to outstanding interest rate swap agreements used to hedge floating rate debentures was as follows:

December 31, 2017
Notional Amount	Pay Rate	Receive Rate	Effective Date	Maturity in Years	Unrealized Losses
$2,000	5.979%	3 month LIBOR plus 1.67%	10/1/2016	8.25	$301
$3,000	7.505%	3 month LIBOR plus 3.35%	10/30/2012	4.83	$270

December 31, 2016
Notional Amount	Pay Rate	Receive Rate	Effective Date	Maturity in Years	Unrealized Losses
$2,000	5.979%	3 month LIBOR plus 1.67%	10/1/2016	9.25	$342
$3,000	7.505%	3 month LIBOR plus 3.35%	10/30/2012	5.83	$353

Interest expense recorded on these swap transactions totaled $724, $882 and $603 during the years ended December 31, 2017, 2016 and 2015, respectively, and is reported as a component of interest expense on the debentures. At December 31, 2017, the Company expected none of the unrealized losses to be reclassified as a reduction of interest expense during the remainder of 2018.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into various transactions, which, in accordance with accounting principles generally accepted in the United States of America, are not included in the consolidated balance sheets. These transactions are referred to as “off-balance sheet commitments.” The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and letters of credit, which involve elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Customers use credit commitments to ensure that funds will be available for working capital purposes, for capital expenditures and to ensure access to funds at specified terms and conditions. Substantially all of the Company’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses.

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table below. If the commitment were funded, the Company would be entitled to seek recovery from the customer. As of December 31, 2017 and 2016, no amounts have been recorded as liabilities for the Bank’s potential obligations under these guarantees.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Commitments and letters of credit outstanding were as follows as of December 31:

	Contract or Notional Amount
	2017	2016
Commitments to extend credit	$326,879	$297,607
Letters of credit	8,336	8,879

Litigation

The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions, if determined adversely, would have a material impact on the consolidated financial statements of the Company.

FHLB Letters of Credit

At December 31, 2017, the Company had letters of credit of $52,000 pledged to secure public deposits, repurchase agreements, and for other purposes required or permitted by law.

Operating Leases

The Company leases some of its banking facilities under non-cancelable operating leases expiring in various years through 2023. Minimum future lease payments under these non-cancelable operating leases in excess of one year as of December 31, 2017, are as follows:

Year Ended December 31,	Amount
2018	$736
2019	768
2020	593
2021	421
2022	250
Thereafter	2,668

$5,436

Rental expense for the years ended December 31, 2017, 2016, and 2015 was approximately $919, $717 and $474 respectively, and is included in other expenses in the accompanying consolidated statement of earnings.

Certain of the operating leases above provide for renewal options at their fair value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

NOTE 18 - REGULATORY MATTERS

The Company on a consolidated basis and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The Basel III Capital Rules, a comprehensive capital framework for U.S. banking organizations, became effective for the Company and Bank on January 1, 2015, with certain transition provisions to be fully phased in by January 1, 2019. Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and or Tier 1 capital to adjusted quarterly average assets (as defined). Management believes, as of December 31, 2017 and December 31, 2016 that the Bank met all capital adequacy requirements to which it was subject.

When fully phased in on January 1, 2019, the Basel III Capital Rules, among other things, will have (i) introduced a new capital measure called “Common Equity Tier I” (“CETI”), (ii) specified that Tier I capital consist of CETI and “Additional Tier I Capital” instruments meeting specified requirements, (iii) defined CETI narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CETI and not to the other components of capital and (iv) expanded the scope of the deductions/adjustments as compared to existing regulations.

Starting in January 2016, the implantation of the capital conservation buffer was effective for the Company starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and effectively increases the minimum required risk-weighted capital ratios.

As of December 31, 2017 and December 31, 2016, the Company’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, the Company must maintain minimum total risk-based, CETI, Tier 1 risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since December 31, 2017 that management believes have changed the Company’s category.

The Federal Reserve’s guidelines regarding the capital treatment of trust preferred securities limits restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. Because the Company’s aggregate amount of trust preferred securities is less than the limit of 25% of Tier I capital, net of goodwill, the rules permit the inclusion of $10,310 of trust preferred securities in Tier I capital at December 31, 2017 and 2016. Additionally, the rules provide that trust preferred securities would no longer qualify for Tier I capital within five years of their maturity, but would be included as Tier 2 capital. However, the trust preferred securities would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the subordinated debentures.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

A comparison of the Company’s and Bank’s actual capital amounts and ratios to required capital amounts and ratios is presented in the following table:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Total capital to risk-weighted assets:
Consolidated	$215,720	14.13%	$122,111	8.00%		n/a
Bank	206,490	13.53%	122,122	8.00%	$152,652	10.00%
Tier 1 capital to risk-weighted assets:
Consolidated	202,861	13.29%	91,583	6.00%		n/a
Bank	193,631	12.68%	91,591	6.00%	122,122	8.00%
Tier 1 capital to average assets:
Consolidated	202,861	10.53%	77,048	4.00%		n/a
Bank	193,631	10.05%	77,054	4.00%	96,318	5.00%
Common equity tier 1 risk-based capital:
Consolidated	192,551	12.61%	68,687	4.50%		n/a
Bank	193,631	12.68%	68,694	4.50%	99,224	6.50%

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
Total capital to risk-weighted assets:
Consolidated	$149,468	10.86%	$110,083	8.00%		n/a
Bank	173,528	12.63%	109,947	8.00%	$137,434	10.00%
Tier 1 capital to risk-weighted assets:
Consolidated	137,984	10.03%	82,562	6.00%		n/a
Bank	162,044	11.79%	82,460	6.00%	109,947	8.00%
Tier 1 capital to average assets:
Consolidated	137,984	7.71%	71,560	4.00%		n/a
Bank	162,044	9.06%	71,505	4.00%	89,381	5.00%
Common equity tier 1 risk-based capital:
Consolidated	127,674	9.28%	61,922	4.50%		n/a
Bank	162,044	11.79%	61,845	4.50%	89,332	6.50%

Dividends paid by the Company are mainly provided by dividends from its subsidiaries. However, certain restrictions exist regarding the ability of its bank subsidiary to transfer funds to Guaranty in the form of cash dividends, loans or advances. The amount of dividends that a subsidiary bank organized a a national banking association, such as the Bank, may declare in a calendar year is the subsidiary bank’s net profits for that year combined with its retained net profits for the preceding two years. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. As of December 31, 2017, the Bank had $10,756 available for payment of dividends.

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

NOTE 19 - CONCENTRATIONS OF CREDIT RISK

Most of the Company’s business activity is with customers located within the state of Texas. Investments in state and municipal securities involve governmental entities within the Company’s market area. The Company also maintains deposits with other financial institutions in amounts that exceed FDIC insurance coverage.

The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 20 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by collateralized mortgage obligations securities with a market value of $13,029 as of December 31, 2017 and collateralized mortgage obligations and agency securities with a market value of $11,033 as of December 31, 2016, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows as of December 31:

	2017	2016
Average balance during the year	$12,769	$12,475
Average interest rate during the year	0.53%	0.53%
Maximum month-end balance during the year	$14,539	$14,817
Weighted average interest rate at year-end	0.38%	0.41%

NOTE 21 - RELATED PARTIES

As more fully described in Note 4, Note 8 and Note 10, the company has entered into loans, deposits and debenture transactions with related parties. Management believes the transactions entered into with related parties are in the ordinary course of business and are on terms similar to transitions with unaffiliated parties.

NOTE 22 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Marketable Securities: The fair values for marketable securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors (Level 2).

Derivative Instruments: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on the present value of estimated future cash flows using the loan’s existing rate or, if repayment is expected solely from the collateral, the fair value of collateral, less costs to sell. The fair value of real estate collateral is determined using recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant (Level 3). Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business (Level 3). Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly (Level 3).

The following table summarizes quantitative disclosures about the fair value measurements for each category of financial assets (liabilities) carried at fair value as of December 31:

2017	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets (liabilities) at fair value on a recurring basis:
Available for sale securities
Mortgage-backed securities	$90,678	$—	$90,678	$—
Collateralized mortgage obligations	115,311	—	115,311	—
Municipal securities	7,546	—	7,546	—
Corporate bonds	18,837	—	18,837	—
Derivative instruments	(571)	—	(571)	—

Assets at fair value on a nonrecurring basis:
Impaired loans	6,206	—	—	6,206
Other real estate owned	2,244	—	—	2,244

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

2016	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets (liabilities) at fair value on a recurring basis:
Available for sale securities
Mortgage-backed securities	$59,690	$—	$59,690	$—
Collateralized mortgage obligations	65,133	—	65,133	—
Municipal securities	7,219	—	7,219	—
Corporate bonds	24,883	—	24,883	—
Derivative instruments	(695)	—	(695)	—
Assets at fair value on a nonrecurring basis:
Impaired loans	6,065	—	—	6,065
Other real estate owned	1,692	—	—	1,692

There were no transfers between Level 2 and Level 3 during the year ended December 31, 2017 or 2016.

Nonfinancial Assets and Nonfinancial Liabilities:

Nonfinancial assets measured at fair value on a nonrecurring basis during the years ended December 31, 2017 and 2016 include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in current earnings. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

The following table presents foreclosed assets that were remeasured and recorded at fair value as of December 31:

	2017	2016
Other real estate owned remeasured at initial recognition:
Carrying value of other real estate owned prior to remeasurement	$1,082	$78
Charge-offs recognized in the allowance for loan losses	(195)	(11)

Fair value of other real estate owned remeasured at initial recognition	$887	$67

	2017	2016	2015
Other real estate owned remeasured subsequent to initial recognition:
Carrying value of other real estate owned prior to remeasurement	$—	$170	$167
Write-downs included in collection and other real estate owned expense	—	(69)	(102)

Fair value of other real estate owned remeasured subsequent to initial recognition	$—	$101	$65

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The following table presents quantitative information about nonrecurring Level 3 fair value measurements at:

	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
December 31, 2017
Impaired loans	$6,206	Fair value of collateral- sales comparison approach	Selling costs or other normal adjustments: Real estate Equipment	10%-20% (16%) 10%-20% (3.6%)
Other real estate owned	$2,244	Appraisal value of collateral	Selling costs or other normal adjustments	10%-20% (16%)

	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
December 31, 2016
Impaired loans	$6,065	Fair value of collateral- sales comparison approach	Selling costs or other normal adjustments: Real estate Equipment	10%-20% (16%) 40%-50% (42%)
Other real estate owned	$1,692	Appraisal value of collateral	Selling costs or other normal adjustments	10%-20% (16%)

The carrying amounts and estimated fair values of financial instruments, not previously in this note, at December 31, 2017 and 2016 are as follows:

	Fair Value Measurements at December 31, 2017 Using:
	Carrying Amount	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Cash, due from banks, federal funds sold and interest-bearing deposits	$91,428	$66,657	$24,771	$—	$91,428
Marketable securities held to maturity	174,684	—	176,790	—	176,790
Loans, net	1,347,779	—	—	1,346,361	1,346,361
Accrued interest receivable	8,174	—	8,174	—	8,174
Nonmarketable equity securities	9,453	—	9,453	—	9,453
Cash surrender value of life insurance	19,117	—	19,117	—	19,117
Financial liabilities:
Deposits	$1,676,320	$1,378,467	$297,978	$—	$1,676,445
Securities sold under repurchase agreements	12,879	—	12,879	—	12,879
Accrued interest payable	922	—	922	—	922
Other debt	—	—	—	—	—
Federal Home Loan Bank advances	45,153	—	44,722	—	44,722
Subordinated debentures	13,810	—	11,495	—	11,495

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

	Fair Value Measurements at December 31, 2016 Using:
	Carrying Amount	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Cash, due from banks, federal funds sold and interest-bearing deposits	$127,543	$100,205	$27,338	$—	$127,543
Marketable securities held to maturity	189,371	—	186,155	—	186,155
Loans, net	1,233,651	—	—	1,235,306	1,235,306
Accrued interest receivable	7,419	—	7,419	—	7,419
Nonmarketable equity securities	10,500	—	10,500	—	10,500
Cash surrender value of life insurance	17,804	—	17,804	—	17,804
Financial liabilities:
Deposits	$1,576,791	$1,234,875	$342,615	$—	$1,577,490
Securities sold under repurchase agreements	10,859	—	10,859	—	10,859
Accrued interest payable	889	—	889	—	889
Other debt	18,286	—	18,286	—	18,286
Federal Home Loan Bank advances	55,170	—	55,160	—	55,160
Subordinated debentures	19,310	—	16,809	—	16,809

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values (Level 1).

Loans, net

The fair value of fixed-rate loans and variable-rate loans that reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality (Level 3).

Cash Surrender Value of Life Insurance

The carrying amounts of bank-owned life insurance approximate their fair value.

Nonmarketable Equity Securities

It is not practical to determine the fair value of Independent Bankers Financial Corporation, Federal Home Loan Bank, Federal Reserve Bank and other stock due to restrictions placed on its transferability.

Deposits and Securities Sold Under Repurchase Agreements

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) (Level 1). The fair values of deposit liabilities with defined maturities are estimated by discounting future cash flows using interest rates currently offered for deposits of similar remaining maturities (Level 2).

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

Other Borrowings

The fair value of borrowings, consisting of lines of credit, Federal Home Loan Bank advances and Subordinated debentures is estimated by discounting future cash flows using currently available rates for similar financing (Level 2).

Accrued Interest Receivable/Payable

The carrying amounts of accrued interest approximate their fair values (Level 2).

Off-balance Sheet Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

NOTE 23 - ACCUMULATED OTHER COMPREHENSIVE LOSS

The following are changes in accumulated other comprehensive loss by component, net of tax, for the year ending December 31, 2017:

	Gains and (Losses) on Cash Flow Hedges	Unrealized Gains and (Losses) on Available for Sale Securities	Unrealized Gains and (Losses) on Held to Maturity Securities	Total
Beginning balance	$(695)	$(5,319)	$(473)	$(6,487)
Other comprehensive income (loss) before reclassification	124	(33)	377	468
Amounts reclassified from accumulated other comprehensive loss	—	(108)	—	(108)

Net current period other comprehensive income (loss)	124	(141)	377	360

Ending balance	$(571)	$(5,460)	$(96)	$(6,127)

The following are significant amounts reclassified out of each component of accumulated other comprehensive loss for the year ending December 31, 2017:

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified From Accumulated Other Comprehensive Loss	Affected Line Item in the Statement Where Net Earnings is Presented
Unrealized gain on available for sale securities	$(167)	Net realized gain on sale of securities transactions
	59	Tax benefit

	$(108)	Net of Tax

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The following are changes in accumulated other comprehensive loss by component, net of tax, for the year ending December 31, 2016:

	Gains and (Losses) on Cash Flow Hedges	Unrealized Gains and (Losses) on Available for Sale Securities	Unrealized Gains and (Losses) on Held to Maturity Securities	Total
Beginning balance	$(775)	$(5,212)	$(586)	$(6,573)
Other comprehensive (loss) income before reclassification	80	(54)	113	139
Amounts reclassified from accumulated other comprehensive loss	—	(53)	—	(53)

Net current period other comprehensive (loss) income	80	(107)	113	86

Ending balance	$(695)	$(5,319)	$(473)	$(6,487)

The following are significant amounts reclassified out of each component of accumulated other comprehensive loss for the year ending December 31, 2016:

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified From Accumulated Other Comprehensive Loss	Affected Line Item in the Statement Where Net Earnings is Presented
Unrealized gain on available for sale securities	$(82)	Net realized gain on sale of securities transactions
	29	Tax benefit

	$(53)	Net of Tax

The following are changes in accumulated other comprehensive loss by component, net of tax, for the year ending December 31, 2015:

	Gains and (Losses) on Cash Flow Hedges	Unrealized Gains and (Losses) on Available for Sale Securities	Unrealized Gains and (Losses) on Held to Maturity Securities	Total
Beginning balance	$(733)	$(4,413)	$(678)	$(5,824)
Other comprehensive (loss) income before reclassification	(42)	(749)	92	(699)
Amounts reclassified from accumulated other comprehensive loss	—	(50)	—	(50)

Net current period other comprehensive (loss) income	(42)	(799)	92	(749)

Ending balance	$(775)	$(5,212)	$(586)	$(6,573)

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

The following are significant amounts reclassified out of each component of accumulated other comprehensive loss for the year ending December 31, 2015:

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified From Accumulated Other Comprehensive Loss	Affected Line Item in the Statement Where Net Earnings is Presented
Unrealized gain on available for sale securities	$(77)	Net realized gain on sale of securities transactions
	27	Tax benefit

	$(50)	Net of Tax

NOTE 24 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net earnings of the Company. Dilutive share equivalents include stock-based awards issued to employees.

Stock options granted by the Company are treated as potential shares in computing earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money awards which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax impact that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

The computations of basic and diluted earnings per share for the Company were as follows (in thousands except per share amounts) as of December 31:

	2017	2016	2015
Numerator:
Net earnings (basic)	$14,439	$12,121	$10,111

Net earnings (diluted)	$14,439	$12,121	$10,111

Denominator:
Weighted-average shares outstanding (basic)	10,230,840	8,968,262	8,796,029
Effect of dilutive securities:
Common stock equivalent shares from stock options	82,529	8,066	5,958

Weighted-average shares outstanding (diluted)	10,313,369	8,976,328	8,801,987

Net earnings per share
Basic	$1.41	$1.35	$1.15

Diluted	$1.40	$1.35	$1.15

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

NOTE 25 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Guaranty Bancshares, Inc. follows:

	2017	2016
ASSETS
Cash and cash equivalents	$14,009	$1,645
Investment in banking subsidiaries	208,995	176,979
Other assets	511	1,781

Total assets	$223,515	$180,405

LIABILITIES AND EQUITY
Debt	$13,810	$37,596
Accrued expenses and other liabilities	2,360	895
KSOP-owned shares	—	31,661
Shareholders’ equity	207,345	110,253

Total liabilities and shareholders’ equity	$223,515	$180,405

	2017	2016	2015
Interest income	$11	$19	$3
Dividends from Guaranty Bank & Trust	—	12,000	20,000

	11	12,019	20,003
Expenses
Interest expense	1,024	1,417	1,045
Other expenses	1,682	1,406	1,811

	2,706	2,823	2,856

(Loss) income before income tax and equity in undistributed income of subsidiary	(2,695)	9,196	17,147
Income tax benefit	354	900	850

Income before equity in undistributed earnings of subsidiary	(2,341)	10,096	17,997
Equity in undistributed earnings (loss) of subsidiary	16,780	2,025	(7,886)

Net earnings	$14,439	$12,121	$10,111

Comprehensive income	$14,799	$12,207	$9,362

GUARANTY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)  (continued)

	2017	2016	2015
Cash flows from operating activities
Net earnings	$14,439	$12,121	$10,111
Adjustments:
Distributions in excess of (equity in undistributed) subsidiary earnings	(16,780)	(2,025)	7,886
Stock based compensation	355	211	237
Change in other assets	1,270	89	(646)
Change in other liabilities	1,589	(227)	(95)

Net cash provided by operating activities	873	10,169	17,493
Cash flows from investing activities
Acquisition of DCB Financial Corporation	—	—	(7,329)
Acquisition of Texas Leadership Bank of Royce City	—	—	(7,771)
Investment in Guaranty Bank & Trust	(15,000)	—	(4,000)

Net cash used in investing activities	(15,000)	—	(19,100)
Cash flows from financing activities
Proceeds of borrowings	2,000	19,000	27,000
Repayments of borrowings	(25,786)	(20,714)	(13,000)
Sale of common stock	55,755	—	7,266
Purchase of treasury stock	—	(12,218)	(14,568)
Sale of treasury stock	—	8,557	—
Exercise of stock options	84	36	—
Dividends paid	(5,562)	(4,615)	(4,526)

Net cash provided by (used in) financing activities	26,491	(9,954)	2,172

Net change in cash and cash equivalents	12,364	215	565
Beginning cash and cash equivalents	1,645	1,430	865

Ending cash and cash equivalents	$14,009	$1,645	$1,430

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GUARANTY BANCSHARES, INC.,

GUARANTY BANK & TRUST, N.A.

AND

WESTBOUND BANK

Dated as of January 29, 2018

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EXHIBIT INDEX

Exhibit A	—	Form of Voting Agreement
Exhibit B	—	Form of Director Support Agreement
Exhibit C	—	Form of Option Holder Release Agreement
Exhibit D	—	Form of Escrow Agreement
Exhibit E	—	Form of Director and Officer Release
Exhibit F	—	Form of Non-Solicitation Agreement
Exhibit G	—	Form of Assignment and Assumption Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of the 29th day of January, 2018 (the “Execution Date”), is by and among Guaranty Bancshares, Inc., a Texas corporation and registered bank holding company (“Guaranty”), Guaranty Bank & Trust, N.A., a national banking association and a wholly-owned subsidiary of Guaranty (“GBT”), and Westbound Bank, a Texas banking association (“Westbound”).

RECITALS:

WHEREAS, the boards of directors of Guaranty and GBT have unanimously determined that it is advisable and in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction contemplated herein on the terms and subject to the conditions set forth in this Agreement, pursuant to which Westbound will merge with and into GBT, with GBT as the surviving corporation in the Merger (the “Merger”);

WHEREAS, the board of directors of Westbound (the “Westbound Board”) has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Westbound’s shareholders, and has approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Guaranty’s willingness to enter into this Agreement, (i) certain executive officers and each director of Westbound, who are shareholders of Westbound, all of whom are listed on Schedule 1, have, in their capacity as shareholders, entered into a Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”) pursuant to which each such Person has agreed, among other things, to vote the shares of Westbound Stock held by such Person in favor of the Merger, subject to the terms of the Voting Agreement; (ii) each of the directors of Westbound has, in his or her capacity as a shareholder of Westbound, entered into a Director Support Agreement in the form attached hereto as Exhibit B (collectively, the “Director Support Agreements”); and (iii) certain senior officers of Westbound have entered into Employment Agreements with GBT and Guaranty (collectively, the “Employment Agreements”), which will not become effective until the Effective Time;

WHEREAS, for federal income Tax purposes, the parties intend that the Merger qualify as a reorganization within the meaning of § 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Treasury Regulations promulgated thereunder (and any comparable provision of state Law) for federal and applicable state income tax purposes, and that this Agreement is intended to be and is hereby adopted as a plan of reorganization for the purposes of Code §§ 354, 361 and 368 and the applicable Treasury Regulations thereunder (and any comparable provision of state Law);

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE  I

THE MERGER

Section 1.01 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Westbound shall merge with and into GBT, with GBT as the surviving corporation (sometimes referred to in such capacity as the “Surviving Corporation”), pursuant to the provisions of 12 U.S.C. § 215a and Sections 32.301 and 32.501 of the Texas Finance Code.

Section 1.02 The Closing; Effective Time.

(a) The transactions contemplated under this Agreement shall be consummated on a date (the “Closing Date”) which shall be no more than thirty (30) days after all necessary regulatory, corporate and other approvals have been received, and all associated mandatory waiting periods have expired (the “Required Approvals”), or such other date as may be mutually agreeable to Guaranty and Westbound. On the Closing Date, a meeting (the “Closing”) will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in Article VII and Article VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement. The Closing shall take place at 10:00 a.m., local time at the offices of Fenimore, Kay, Harrison & Ford, LLP, 812 San Antonio Street, Suite 600, Austin, Texas 78701, on the Closing Date, or at such other time and place to which Guaranty and Westbound may agree.

(b) The “Effective Time” means a time mutually agreed to by the parties on the effective date of the Merger specified in a Merger Certification Letter to be issued by the Office of the Comptroller of the Currency (the “OCC”).

Section 1.03 Effects of the Merger. At the Effective Time, the corporate existence of Westbound shall, as provided in the provisions of Law heretofore mentioned, be continued in the Surviving Corporation, and the Surviving Corporation shall be deemed to be a continuation in entity and identity of Westbound. All rights, franchises and interests of Westbound in and to any type of property and choses in action shall be transferred to and vested in Surviving Corporation by virtue of such Merger without reversion or impairment, without further act or deed and without any assignment having occurred, but subject to any existing Liens thereon. The Merger shall have all other effects set forth in 12 U.S.C. § 215a.

Section 1.04 Certificate of Formation and Bylaws. As a result of the Merger, the Certificate of Formation and bylaws of GBT, shall continue in effect as the Certificate of Formation and bylaws of the Surviving Corporation until the same shall be amended and changed as provided by applicable Law.

Section 1.05 Directors and Officers. The directors and officers of GBT as of the Effective Time, shall be the directors and officers of the Surviving Corporation, and such directors and officers shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Formation and bylaws of the Surviving Corporation or as otherwise provided by applicable Law.

Section 1.06 Conversion of Securities. At the Effective Time by virtue of the Merger and without any further action on the part of Guaranty, GBT, Westbound or any holder of any of the following securities:

(a) No Effect on Guaranty Common Stock. Each share of common stock, $1.00 par value per share, of Guaranty (the “Guaranty Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) No Effect on GBT Common Stock. Each share of common stock, par value $0.01 per share, of GBT issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(c) Conversion of Westbound Stock. Each share of common stock, $5.00 par value per share, of Westbound issued and outstanding immediately prior to the Effective Time (“Westbound Common Stock”), and each share of Class A Preferred Stock, $5.00 par value per share, of Westbound issued and outstanding immediately prior to the Effective Time (“Westbound Preferred Stock”, together with Westbound Common Stock, “Westbound Stock”) excluding any Westbound Stock held by a Dissenting Shareholder and Treasury Shares, shall be cancelled and converted into and represent the right to receive from Guaranty, without interest, the Per Share Merger Consideration (subject to the escrow arrangement provided for in Section 2.03). All shares of Westbound Stock that have been converted in the Merger shall be cancelled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such shares of Westbound Stock (each, a “Certificate”, and collectively, the “Certificates”), shall cease to have any rights with respect to those shares of Westbound Stock, other than the right to receive from Guaranty following the Effective Time the Per Share Merger Consideration (subject to the escrow arrangement provided for in Section 2.03) for each share of Westbound Stock represented by the Certificate pursuant to this Section 1.06(c) and in accordance with procedures set forth in Section 2.03.

(d) Cancellation of Treasury Shares. Notwithstanding anything in this Agreement to the contrary, each share of Westbound Stock held in the treasury of Westbound and each share of Westbound Stock owned by any direct or indirect wholly-owned Subsidiary of Westbound immediately prior to the Effective Time (collectively, “Treasury Shares”) (other than (i) shares of Westbound Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Westbound Stock held in respect of a debt previously contracted), shall be automatically cancelled without any conversion and no payment or distribution shall be made with respect thereto.

(e) Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, shares of Westbound Stock that are held by shareholders of Westbound (each, a “Dissenting Shareholder”) who have complied with the terms and provisions of Subchapter H of Chapter 10 of the Texas Business Organizations Code (the “TBOC”) shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC; provided, however, that if a shareholder of Westbound fails to perfect, withdraws or otherwise loses any such right or remedy granted by Subchapter H of Chapter 10 of the TBOC, each share of Westbound Stock held by such shareholder shall be converted into and represent only the right to receive the consideration as specified in Section 1.06(c). Westbound shall give Guaranty prompt notice upon receipt by Westbound of any demands for payment of the value of such shares of Westbound Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable Law, and Guaranty shall have the right to direct all negotiations and proceedings with respect to any such demands. Westbound shall not, except with the prior written consent of Guaranty, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under applicable Law. Any payments made in respect of shares held by a Dissenting Shareholder shall be made by Guaranty.

(f) Treatment of Westbound Stock Options. Each option to purchase shares of Westbound Common Stock (“Westbound Option”) granted under the Westbound Bank 2007 Stock Incentive Plan or pursuant to a nonqualified stock option agreement or agreement with Westbound (collectively, the “Westbound Stock Option Plans”), including those Westbound Options that are set forth on Schedule 3.02 of the Disclosure Schedule, that is unexpired, outstanding and unexercised (whether vested or unvested) immediately prior to the Effective Time, shall, without any further action on the part of any holder thereof, fully vest and shall be cancelled at the Effective Time and shall not be assumed by Guaranty, and no Westbound Option shall be substituted with any equivalent option or right to purchase Guaranty Common Stock. Upon cancellation thereof, each such Westbound Option shall be converted automatically into the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Westbound Common Stock available for purchase pursuant to such Westbound Option (the “Westbound Option Shares”) multiplied by (ii) the excess, if any, of the Per Option Amount (as defined in Section 2.01(k)) over the exercise price per share of such

Westbound Option Shares (the “Option Cancellation Payment”); provided, that the right to receive such cash consideration shall be conditioned upon the holder thereof executing and delivering to Westbound an option holder termination and release agreement in the form attached hereto as Exhibit C (collectively, the “Option Holder Release Agreements”) contemplated by Section 8.16. To the extent that any Westbound Option that has an exercise price per share of Westbound Common Stock that is greater than or equal to the Per Option Amount, such Westbound Option shall be cancelled in exchange for no consideration. Guaranty shall deliver the Option Cancellation Payment to each holder of a Westbound Option no later than the first (1st) Business Day following the Effective Time (assuming the delivery and effectiveness of the requisite Option Holder Release Agreement). Payments to the holders of Westbound Options shall be subject to applicable withholding under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment, and Guaranty shall deliver such withheld amount to the applicable taxing authority.

Section 1.07 No Fractional Guaranty Common Stock. Notwithstanding anything in this Agreement to the contrary, Guaranty will not issue any certificates or scrip representing fractional shares of Guaranty Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Guaranty shall pay to each former holder of Westbound Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (a) the Determination Date VWAP by (b) the fraction of a share of Guaranty Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.06(c).

Section 1.08 Anti-Dilution Provisions. If, between the Execution Date and the Effective Time, Guaranty or Westbound should change the number or class of its outstanding shares by reason of a stock split, reverse stock split, reclassification, recapitalization, combination, exchange of shares or readjustment, or a share dividend thereon is declared with a record date within said period, the Per Share Merger Consideration and any dependent items shall be adjusted accordingly and proportionately; provided, that for the avoidance of doubt, no such adjustment shall be made with regard to the shares of Guaranty Common Stock to be issued hereunder to holders of Westbound Stock if (i) Guaranty issues additional shares of Guaranty Common Stock, if Guaranty receives consideration for such shares in a bona fide merger, acquisition or other business combination or any other third party transaction (including an offering or sale of shares of Guaranty Common Stock), or (ii) Guaranty issues stock options, restricted stock units or grants or similar equity awards or Guaranty Common Stock upon exercise or vesting of any such grants or awards.

Section 1.09 Change of Method. Westbound and Guaranty shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the acquisition of Westbound by Guaranty (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Per Share Merger Consideration, (ii) adversely affect the Tax treatment of the transaction to Westbound’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of the transaction to Westbound or Guaranty pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 11.18.

Section 1.10 Tax Free Reorganization. For U.S. federal income Tax purposes, (a) the parties intend that (i) the Merger qualify as a “reorganization” within the meaning of the Code § 368(a) (and any comparable provision of state law) for federal and applicable state income tax purposes, and (ii) Guaranty, GBT and Westbound shall each be a party to such reorganization within the meaning of the Code § 368(b), (b) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of the Code §§ 354, 361 and 368 and the applicable Treasury Regulations thereunder, including within the meaning of Treasury Regulation § 1.368-2(g) (and any comparable provision of state Law), and (c) unless otherwise required by applicable Law, each of Guaranty and Westbound (i) shall report the Merger as a “reorganization” within the meaning of the Code § 368(a), (ii) shall not take any Tax reporting position inconsistent with such characterization and (iii) shall properly file with their federal income Tax Returns all information required by Treasury Regulations § 1.368-3.

ARTICLE II

DETERMINATION OF MERGER

CONSIDERATION AND EXCHANGE PROCEDURES

Section 2.01 Determination of Merger Consideration. For purposes of this Agreement:

(a) “Aggregate Guaranty Stock Value” means the dollar value equal to the Determination Date VWAP multiplied by the Aggregate Stock Consideration.

(b) “Aggregate Cash Consideration” means $6,417,050, as it may be adjusted pursuant to Section 2.02(a) or Section 9.01(h).

(c) “Aggregate Merger Consideration” means the sum of the Aggregate Cash Consideration and the Aggregate Stock Consideration.

(d) “Aggregate Option Consideration” means the aggregate cash amount paid by Guaranty for the cancellation of Westbound Options pursuant to Section 1.06(f) hereof.

(e) “Aggregate Stock Consideration” means 900,000 shares of Guaranty Common Stock, as it may be adjusted pursuant to Section 2.02(a) or Section 9.01(h).

(f) “Determination Date” means the tenth (10th) trading day preceding the Closing Date.

(g) “Determination Date VWAP” means the average of the daily volume-weighted average sales price per share of Guaranty Common Stock on the NASDAQ Stock Market, Inc. Global Select Market System (the “NASDAQ”), for the fifteen (15) consecutive trading days ending on and including the Determination Date, as reported by Bloomberg Financial, LP.

(h) “Diluted Westbound Shares” means the number of shares of Westbound Stock that would be outstanding immediately before the Effective Time, if all unexercised and unexpired Westbound Options were exercised to purchase shares of Westbound Common Stock available for purchase pursuant to such Westbound Options; provided, however, that any Westbound Option that has an exercise price per share of Westbound Common Stock that is greater than or equal to the Per Option Amount shall not be included for purposes of calculating the total shares of Westbound Stock outstanding immediately before the Effective Time nor shall any Westbound Option that has been exercised prior to that time.

(i) “Per Option Amount” means an amount equal to the quotient of (A) the sum of the Aggregate Cash Consideration plus the Aggregate Guaranty Stock Value divided by (B) the number of Diluted Westbound Shares, rounded to the nearest cent.

(j) “Per Share Cash Consideration” means the amount of cash equal to the quotient of (A) the Shareholder Cash Consideration, divided by (B) the number of Westbound Closing Shares, rounded to the nearest cent, without interest.

(k) “Per Share Merger Consideration” means (A) the Per Share Cash Consideration and (B) the Per Share Stock Consideration.

(l) “Per Share Stock Consideration” means a fraction of a share of Guaranty Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the number of Westbound Closing Shares, rounded to the nearest five decimal places.

(m) “Shareholder Cash Consideration” means the difference between the Aggregate Cash Consideration minus the Aggregate Option Consideration.

(n) “Westbound Closing Shares” means the number of issued and outstanding shares of Westbound Stock immediately prior to the Effective Time. For the avoidance of doubt, the Westbound Closing Shares shall not include Treasury Shares.

Section 2.02 Adjustments to the Merger Consideration.

(a) Adjustment Based on Determination Date VWAP. If the Determination Date VWAP is equal to or greater than $36.14, then Guaranty shall decrease (A) the number of shares of Guaranty Common Stock in the Aggregate Stock Consideration from 900,000 and/or (B) the Aggregate Cash Consideration, such that the Aggregate Merger Consideration is equal to $38,943,050 (valuing the Aggregate Stock Consideration based on the Determination Date VWAP). If the Determination Date VWAP is equal to or less $26.71, then Guaranty shall increase (A) the number of shares of Guaranty Common Stock in the Aggregate Stock Consideration from 900,000 and/or (B) the Aggregate Cash Consideration, such that the Aggregate Merger Consideration is equal to $30,456,050 (valuing the Aggregate Stock Consideration based on the Determination Date VWAP). The determination as to whether the increase or decrease is effected through an increase or decrease in the number of shares of Guaranty Common Stock, cash or a combination of both shall be in Guaranty’s sole and absolute discretion. Guaranty shall deliver written notice (the “Guaranty Adjustment Notice”) to Westbound of its election with respect to the increase or decrease of the consideration contemplated by this Section 2.02 at least five (5) Business Days prior to the Closing Date setting forth the number of shares of Guaranty Common Stock constituting the Aggregate Stock Consideration and the amount of cash constituting the Aggregate Cash Consideration.

(b) Special Dividend. Immediately prior to the Closing, Westbound shall make a special dividend to its shareholders in accordance with the Articles of Association, as amended, and a payment to the holders of Westbound Options, on a pro rata basis to the Westbound Common Stock, based upon the number of Diluted Westbound Shares held by each such Person, equal to the amount by which Final Adjusted Tangible Equity exceeds $16,500,000 (the “Special Dividend”), if at all. For the avoidance of doubt, the amount of the Special Dividend will be distributed to both Westbound shareholders and paid to the holders of Westbound Options, on a pro rata basis to the Westbound Common Stock, as if the holders of Westbound Options held the shares underlying such Westbound Options on the record date of the Special Dividend. If Westbound has not received all necessary regulatory approvals required to make such Special Dividend prior to the Effective Time, the amount shall be added to the Merger Consideration and paid by Guaranty at the Effective Time.

(c) For purposes of this Agreement:

(i) “Adjusted Tangible Equity” means (A) Westbound’s stockholders’ equity less goodwill, core deposit intangibles and other intangible assets other than the deferred tax asset, net of accumulated amortization, as such components are determined pursuant to generally accepted accounting principles in the United States (“GAAP”) minus (B) all Transaction Expenses through the Closing Date to the extent not paid or accrued by Westbound or otherwise accounted for in the calculation of Adjusted Tangible Equity, whether or not required under GAAP. The calculation of Adjusted Tangible Equity shall include (A) unrealized gains and losses on Westbound’s investment securities and (B) the reduction in tax liability resulting from amounts incurred in connection with the payments to the holders of Westbound Options pursuant to Section 1.06(f) and Section 2.02(b).

(ii) “Transaction Expenses” means all of the costs and expenses of Westbound incurred (or to be incurred) in connection with the transactions contemplated by this Agreement through the Closing Date, including without limitation: (A) the amount of any costs, fees, expenses and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement or the transactions contemplated hereby; (B) the amount of all legal and accounting fees and other expenses incurred in connection with the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby; (C) the premium or additional cost or expense incurred to purchase the D&O Tail Policy pursuant to Section 5.16; (D) the amount of any costs, fees, expenses, contract payments, penalties or liquidated damages associated with or incurred in connection with the termination of Terminated Contracts (as defined in Section 5.17); (E) the amount of any payments to be made pursuant to any existing employment, change in control, salary continuation, deferred compensation or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements between Westbound and any other Person (including any “excess parachute payments” within the Code § 280G or similarly applicable state Law); (F) the accrual of any future benefit payments due under any salary continuation, deferred compensation or other similar agreements through the date of final payment; (G) the amount of any cost to fully fund, terminate and liquidate any Westbound Employee Plan and to pay all related expenses and fees, including expenses and fees associated with any governmental filings in connection with such termination, to the extent such termination is required hereunder or requested by Guaranty; (H) any severance payments made by Westbound to Terminated Employees (as defined in Section 6.10(b)) at or prior to the Effective Time and any retention or “stay-put” bonuses paid by Westbound to its employees at or prior to the Effective Time; (I) fifty percent (50%) of the aggregate fees, expenses and costs of the Neutral Accounting Firm under Section 2.02(h), if applicable; (J) any amount required to be added to Westbound’s allowance for loan and lease losses pursuant to Section 5.18 so that such allowance equals the Minimum Allowance Amount as of the Calculation Date; and (K) such other amounts as are agreed upon by Westbound and Guaranty. For purposes of clarity, in no event shall the Adjusted Tangible Equity be reduced by Transaction Expenses under Section 2.02(c)(ii) to the extent that such Transaction Expense has already been deducted from Westbound’s stockholders’ equity.

(d) Schedule 2.02(d) sets forth a projection of Adjusted Tangible Equity (the “Preliminary Closing Statement”), which is derived from the Westbound Financial Statements described in Section 3.05(a).

(e) Not later than five (5) Business Days prior to the anticipated Closing Date, Westbound shall prepare in good faith and deliver to Guaranty an updated Preliminary Closing Statement as of the close of business on the last Business Day of the month preceding the Closing Date prior to the anticipated Closing Date (the “Calculation Date”) (such statement, the “Final Closing Statement”). Such Final Closing Statement shall be prepared in a manner consistent with the Preliminary Closing Statement. The Adjusted Tangible Equity set forth in the Final Closing Statement is referred to as the “Final Adjusted Tangible Equity”.

(f) Subject to applicable Law, Guaranty shall have the right to review, and shall have reasonable access to, all relevant work papers, schedules, memoranda and other documents prepared by Westbound or its accountants in connection with Westbound’s preparation of the Preliminary Closing Statement and the Final Closing Statement, as well as to executive, finance and accounting personnel of Westbound and any other information which Guaranty may reasonably request in connection with its review of the Preliminary Closing Statement and the Final Closing Statement; provided, however, that Westbound shall not be required to provide Guaranty access to or to disclose information where such access or disclosure would reasonably be expected to waive the protection of any privilege or the work product doctrine. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(g) In the event Guaranty disputes the Final Closing Statement (including the Final Adjusted Tangible Equity), Guaranty shall, within three (3) Business Days following the delivery of the Final Closing Statement, give Westbound written notice of its objections thereto (the “Objection Notice”), describing the nature of the dispute in reasonable detail and specifying those items and amounts as to which Guaranty disagrees and, based on the information at its disposal, specifying Guaranty’s good faith proposed calculation of Final Adjusted Tangible Equity. If Guaranty does not timely deliver an Objection Notice within such three (3) Business Day period, the Final Adjusted Tangible Equity set forth in the Final Closing Statement delivered by Westbound shall be, absent fraud, final and binding on all the parties.

(h) If Guaranty timely delivers an Objection Notice, then Closing shall be delayed and Guaranty and Westbound shall cooperate in good faith to resolve such dispute. If Guaranty and Westbound cannot resolve the dispute within five (5) Business Days after the date of the Objection Notice (the “Initial Resolution Period”), Guaranty and Westbound shall appoint a mutually acceptable independent accounting firm of national or regional reputation (the “Neutral Accounting Firm”) to arbitrate the dispute under the rules the Neutral Accounting Firm imposes. The Neutral Accounting Firm shall be limited to addressing only the particular disputes referred to in the Objection Notice, and the Neutral Accounting Firm’s resolution of any disputed item shall be no greater than the higher amount, and no less than the lower amount, calculated or proposed by Westbound and Guaranty with respect to such disputed item, as the case may be. Upon reaching its determination of the Final Adjusted Tangible Equity, the Neutral Accounting Firm shall deliver a copy of its calculation of the Final Adjusted Tangible Equity to Guaranty and Westbound. The determination of the Neutral Accounting Firm shall be made within twenty (20) calendar days after its engagement (which engagement shall be made no later than five (5) calendar days after the end of the Initial Resolution Period) and, absent fraud, shall be final and binding on all the parties. No party or its Affiliates shall seek further recourse to courts, other tribunals or otherwise, other than to enforce the final decision of the Neutral Accounting Firm as to the determination of the Final Adjusted Tangible Equity. Fifty percent (50%) of the aggregate fees, expenses and costs of the Neutral Accounting Firm shall be borne by Guaranty, and the other fifty percent (50%) of such fees, expenses and costs shall be reflected in Transaction Expenses. For the avoidance of doubt, the dispute resolution process contemplated by Section 2.02(g) and Section 2.02(h) shall be only to determine the disputed items reflected on the Final Closing Statement and necessary to the calculation of the Final Adjusted Tangible Equity as of the Calculation Date, regardless of the date on which the Neutral Accounting Firm delivers its calculation; provided, however, that if the dispute resolution process by this Section 2.02(h) delays the Closing Date by more than fifteen (15) Business Days and the Neutral Accounting Firm determines that the calculation of Final Book Value originally made by Westbound was correct, then any increase or decrease in the shareholders’ equity of Westbound after the Calculation Date shall be determined by the Neutral Accounting Firm (as of the date of its determination) and included in the calculation of the Final Adjusted Tangible Equity. If the Closing Date is delayed by the dispute resolution process, the Closing Date shall be rescheduled and held on a date mutually acceptable to Guaranty and Westbound within three (3) Business Days after the Final Adjusted Tangible Equity is finally determined pursuant to the dispute resolution process.

Section 2.03 Escrow Consideration.

(a) On the Closing Date, Guaranty shall deposit or cause to be deposited Two Million Dollars ($2,000,000.00) in cash out of the Aggregate Cash Consideration, subject to adjustment pursuant to Section 5.18 (the “Escrow Consideration”), into an escrow account (the “Escrow Account”) with GBT (or such other Person as may be designated by the mutual agreement of the Westbound Representative and Guaranty), in its capacity as escrow agent, to be held in the Escrow Account and distributed only in accordance with the terms and conditions set forth in an escrow agreement substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”). The Escrow Consideration shall be deducted from the Shareholder Cash Consideration.

(b) The amount deducted from each Westbound shareholder’s portion of the Shareholder Cash Consideration and deposited in the Escrow Account shall be equal to (i) the quotient of (A) the Escrow Consideration divided by (B) the Shareholder Cash Consideration, multiplied by (ii) the value of such shareholder’s portion of the Shareholder Cash Consideration.

(c) Westbound and Guaranty agree that for all Tax purposes: (i) Guaranty shall be treated as the owner of amounts in the Escrow Account until such funds are distributed to the Westbound shareholders and during the Escrow Period (as defined in the Escrow Agreement) all interest and earnings earned from the investment and reinvestment of the Escrow Amounts, if any, or any portion thereof, shall be allocable to Guaranty, and (ii) the Westbound shareholders shall be treated as receiving only such amounts as actually paid from the Escrow Account to such Westbound shareholder and any such amounts actually paid from the Escrow Account to such Westbound shareholders shall be treated as having been received as additional Merger Consideration for such shareholder’s Westbound Stock pursuant to the Merger. No party shall take any action or filing position inconsistent with the foregoing.

Section 2.04 Exchange Procedures.

(a) On the Business Day before the Closing Date, Guaranty shall deposit or cause to be deposited in trust with Computershare Inc. (the “Exchange Agent”) (i) certificates for shares or evidence of shares in book entry form representing the Aggregate Stock Consideration, and (ii) cash in an aggregate amount sufficient to make the appropriate payments (A) of the Aggregate Cash Consideration (less the Escrow Consideration), as may be adjusted pursuant to Section 2.02 or Section 9.01(h), and (B) to holders of Dissenting Shares pursuant to Section 1.06(e), if any (such certificates and cash being referred to as the “Exchange Fund”). Guaranty shall also make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 1.07. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As promptly as reasonably practicable following the Effective Time, but in no event later than ten (10) days thereafter, Guaranty shall cause the Exchange Agent to mail or deliver to each person who was, immediately prior to the Effective Time, a holder of record of Westbound Stock (a “Holder”) a letter of transmittal (which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration into which each share of Westbound Stock represented by such Certificate(s) shall be converted pursuant to this Agreement (collectively, the “Transmittal Materials”)). Upon surrender to the Exchange Agent of a Certificate, together with Transmittal Materials properly completed and duly executed, the Holder of such Certificate shall be entitled to receive in exchange for each share of Westbound Stock represented by such Certificate, and Guaranty shall cause the Exchange Agent to deliver, the applicable Per Share Merger Consideration into which each share of Westbound Stock represented by such Certificate(s) has been converted pursuant to this Agreement and such Certificate shall forthwith be canceled. Within five (5) Business Days after surrender to the Exchange Agent by a Holder of its Certificate(s), accompanied by properly completed Transmittal Materials, the Exchange Agent shall pay and distribute to such Holder the Per Share Merger Consideration in respect of each share of Westbound Stock represented by its Certificate(s), as applicable. Until surrendered in accordance with this Section 2.04, each share represented by the Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Per Share Merger Consideration without any interest thereon.

(c) After the Effective Time, the share transfer ledger of Westbound shall be closed and there shall be no transfers on the share transfer books of Westbound of the Westbound Stock which were outstanding immediately before such time. If, after the Effective Time, Certificates are presented to Guaranty, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.04.

(d) No dividends or other distributions declared after the Effective Time with respect to the shares of Guaranty Common Stock and payable to the Holders thereof shall be paid to the Holder of a Certificate until such Holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.04. After the surrender of a Certificate in accordance with this Section 2.04, the Holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the shares of Guaranty Common Stock represented by such Certificate.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of Westbound for six (6) months after the Exchange Agent mails the Transmittal Materials pursuant to this Section 2.04 shall be delivered to Guaranty upon demand, and any shareholders of Westbound who have not theretofore complied with the exchange procedures in this Section 2.04 shall look to Guaranty only, and not the Exchange Agent, for the payment of the Per Share Merger Consideration in respect of such shares. If outstanding Certificates for Westbound Stock are not surrendered or the payment for them is not claimed before the date on which such shares of Guaranty Common Stock or cash would otherwise escheat to any governmental unit or agency, then Guaranty shall, after providing all notices required by abandoned property or any other applicable Law, escheat the unclaimed items to the applicable Governmental Authority.

(f) If any shares of Guaranty Common Stock are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to Guaranty) for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Guaranty Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or not payable.

(g) None of Guaranty, Westbound, the Exchange Agent or any other Person shall be liable to any former holder of Westbound Stock for any share of Guaranty Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h) If any Certificate has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Guaranty or the Exchange Agent, the posting by such Person of a bond in such amount as Guaranty or the Exchange Agent may direct (not to exceed the amount of Per Share Merger Consideration relating to the shares of Westbound Stock represented by the relevant missing Certificate) as indemnity against any claim that may be made against Guaranty, GBT or Westbound with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration deliverable in respect to the Westbound Stock represented by such Certificate thereof pursuant to this Agreement.

(i) Notwithstanding any other provision in this Agreement to the contrary, Guaranty, GBT and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Westbound Stock or Westbound Options or otherwise pursuant to this Agreement such amounts as Guaranty, GBT or the Exchange Agent, in its reasonable discretion, determines it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, that Guaranty, GBT and the Exchange Agent, as applicable, shall (1) provide timely notice to the relevant holder of Westbound Stock or Westbound Options prior to any such withholding and (2) provide such holder with a reasonable timeframe in which to submit documentation to reduce or eliminate any such withholding. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Authority by Guaranty, GBT or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WESTBOUND

Except as disclosed in the disclosure schedules delivered by Westbound to Guaranty concurrently herewith (the “Disclosure Schedules”), Westbound hereby represents and warrants to Guaranty and GBT as follows:

Section 3.01 Organization; Ownership.

(a) Westbound is a banking association, duly organized, validly existing and in good standing under all Laws of the State of Texas. Westbound has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so qualified or in good standing would not reasonably be expected to result in a Material Adverse Change to Westbound. True and complete copies of the Articles of Association and bylaws of Westbound, as amended to date, have been made available to Guaranty. Westbound is an insured bank as defined in the Federal Deposit Insurance Act of 1950, as amended (the “FDIA”).

(b) Westbound has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Westbound has not been conducted through any direct or indirect Subsidiary or Affiliate of Westbound.

(c) Schedule 3.01 of the Disclosure Schedules sets forth, for all of the issued and outstanding shares of Westbound Stock, (a) the name of the holder of such shares, (b) the number and type of shares of Westbound Stock owned by each such holder, and (c) the domicile address of each such holder.

Section 3.02 Capitalization. The authorized capital stock of Westbound consists of (i) 10,000,000 shares of Westbound Common Stock, $5.00 par value per share, of which 1,970,071 shares are issued and outstanding as of the Execution Date and (ii) 1,000,000 shares of Westbound Preferred Stock, $5.00 par value per share, of which 277,881 are issued and outstanding as of the Execution Date. Schedule 3.02 of the Disclosure Schedules sets forth for each of the Westbound Options, the number of shares subject to thereto and the exercise prices, the names of the holders, dates of grant, vesting schedule and dates of termination. Except for the Westbound Options, all which are set forth on Schedule 3.02 of the Disclosure Schedules, and the 1,970,071 and 277,881 issued and outstanding shares of Westbound Common Stock and Westbound Preferred Stock, respectively, there are no other (a) outstanding equity securities of any kind or character, or (b) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Westbound to purchase or otherwise acquire any security of or equity interest in Westbound, obligating Westbound to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital of any class. Copies of the Westbound Options (and all relevant Employee Plans and forms of agreements related thereto) governing all Westbound Options and the vesting thereof have been made available to Guaranty. There are no outstanding contractual obligations of Westbound to vote or dispose of any shares of Westbound Stock. Except for the Shareholder Agreement, dated October 5, 2015, by and among Westbound, James E. Baine and Walter G. Nelson (the “Westbound Shareholder Agreement”), there are no shareholder agreements, voting agreements, proxies, voting trusts or other understanding agreements or commitments with or among one or more of such holders with respect to the voting, disposition or other incidents of ownership of any shares of Westbound Stock, including any agreement that provides for preemptive rights or imposes any limitation or restriction on Westbound Stock, including any restriction on the right of a holder of shares of Westbound Stock to vote, sell or otherwise dispose of any Westbound Stock. All of the outstanding shares of Westbound Stock have been, or upon the exercise of the Westbound Options, will be, duly authorized, validly issued and fully paid and nonassessable, and no securities of Westbound have been issued in violation of the preemptive rights of any Person. The shares of Westbound Stock have been issued in material compliance with the securities Laws of the United States and other jurisdictions having applicable securities Laws. Except as set forth on Schedule 3.02 of the Disclosure Schedules, there are no restrictions applicable to the payment of dividends on the shares of Westbound Stock except pursuant to applicable Laws, and all dividends declared before the Execution Date have been paid.

Section 3.03 Execution and Delivery. Westbound has full corporate power and authority to execute and deliver this Agreement and the other agreements to which Westbound is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which Westbound is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Westbound Board and the Westbound Board has declared them advisable, and has directed that the Agreement be submitted to Westbound’s shareholders for the purpose of acting on this Agreement. Other than (a) approval by the holders of at least two-thirds of the issued and outstanding shares of Westbound Common Stock and (b) approval by the holders of at least two-thirds of the issued and outstanding shares of Westbound Preferred Stock (the “Requisite Westbound Vote”), no other corporate proceedings or approvals are necessary or required on the part of Westbound to approve this Agreement or the other agreements to which Westbound is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement and the other agreements and documents contemplated hereby to which Westbound is a party have been or at Closing will be duly executed by Westbound and each such agreement or document constitutes or at Closing will constitute a legal, valid and binding obligation of Westbound, enforceable against Westbound in accordance with its respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar Laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at Law or in equity) (the “Bankruptcy Exception”).

Section 3.04 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Westbound with any of the terms or provisions hereof (if the required regulatory and shareholder approvals and any requisite consents of third parties are obtained) will (a) violate any provision of the articles or bylaws of Westbound; (b) violate any Law applicable to Westbound or any of its Properties or assets; or (c) except as set forth on Schedule 3.04 of the Disclosure Schedules, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, result in the creation of any Lien upon any of the Properties or assets of Westbound under, or require the prior consent of a third party pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material license, lease, agreement, contract or other instrument or obligation to which Westbound is a party, or by which Westbound or any of its Properties, assets or business activities may be bound or subject, excluding from the foregoing clause (c) such violations, conflicts, breaches or defaults, which individually or in the aggregate, could not be reasonably expected to result in a Material Adverse Change to Westbound.

Section 3.05 Financial Statements; Call Reports.

(a) Westbound has made available to Guaranty copies of the audited financial statements of Westbound as of and for the years ended December 31, 2016, 2015 and 2014 (the “Westbound Audited Statements”) and the unaudited financial statements of Westbound as of December 31, 2017 (the “Westbound Interim Statements”, and together with the Westbound Audited Financial Statements the “Westbound Financial Statements”). The Westbound Financial Statements (including, in each case, any related notes), were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements) and fairly presented, in all material respects, the financial position of Westbound at the dates and for the periods indicated therein and, subject, in the case of the Westbound Interim Statements, to normal and recurring year-end adjustments and the absence of notes that will not, individually or in the aggregate, be material.

(b) Westbound has made available to Guaranty true and complete copies of the Reports of Condition and Income for Westbound filed during 2017, 2016 and 2015 and any Reports of Condition and Income for Westbound filed during 2018 prior to the Execution Date (collectively, the “Westbound Call Reports”). Each of the Westbound Call Reports fairly presents, in all material respects, the financial position of Westbound and the results of its operations at the dates and for the periods indicated therein in conformity, in all material respects, with the instructions for the preparation of Westbound Call Reports as promulgated by applicable Governmental Authorities.

(c) The allowance for loan and lease losses shown in the Westbound Financial Statements and the Westbound Call Reports was, and the allowance for loan and lease losses to be shown on any financial statements of Westbound or the Westbound Call Reports as of any date subsequent to Execution Date will be calculated in accordance with GAAP and/or regulatory accounting principles (“RAP”) (as applicable) in all material respects as applied to banking institutions and all applicable rules and regulations, and, except as set forth on Schedule 3.05(c) of the Disclosure Schedules, in the reasonable opinion of Westbound’s management, such allowance for loan and lease losses is, as of the dates of such financial statements and/or call reports, adequate to absorb all reasonably anticipated losses in the Loan portfolio of Westbound, net of recourse relating to loans previously charged-off, and recourse obligations in respect of Loans sold by Westbound, and no facts have subsequently come to the Knowledge of Westbound which would cause it to modify in any material way the amount of the allowance for loan and lease losses contained in the Westbound Financial Statements or the Westbound Call Reports.

Section 3.06 Litigation. Except as set forth on Schedule 3.06 of the Disclosure Schedules, Westbound is not a party to any, and there are no pending or, to the Knowledge of Westbound, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against Westbound (collectively, “Proceedings”). There are no Proceedings which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change to Westbound, nor, to the Knowledge of Westbound, is there any reasonable basis for any Proceeding against Westbound that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Change to Westbound. To the Knowledge of Westbound, there is no injunction, order, judgment or decree in effect with respect to Westbound or any of its material assets or Properties.

Section 3.07 Governmental Consents and Approvals. Except for any notices to and approvals from the OCC and Texas Department of Banking (“TDB”), no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required on the part of Westbound in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by Westbound of the transactions contemplated hereby or thereby.

Section 3.08 No Undisclosed Liabilities. Westbound has no material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local Taxes or assessments) that are not reflected in or disclosed in the Westbound Financial Statements or the Westbound Call Reports, except those (a) liabilities, obligations and expenses incurred in the Ordinary Course of Business since December 31, 2016, (b) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (c) liabilities, obligations and expenses as disclosed on Schedule 3.08 of the Disclosure Schedules.

Section 3.09 Title to Tangible Assets. True and complete copies of all existing deeds, leases and title insurance policies for all Properties and all mortgages, deeds of trust, security agreements and other documents describing Liens to which each such Property is subject have been made available to Guaranty. Westbound has good and indefeasible title to, or valid leasehold interest in, all of its tangible assets and Properties including all personal property reflected in the Westbound Financial Statements and the Westbound Call Reports or acquired thereafter, subject to no Liens of any kind except (a) as described on Schedule 3.09 of the Disclosure Schedules, (b) as reflected in the Westbound Financial Statements or the Westbound Call Reports, (c) statutory Liens not yet delinquent, (d) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (e) pledges of assets in the Ordinary Course of Business to secure public funds deposits, and (f) those assets and Properties disposed of for fair value in the Ordinary Course of Business since December 31, 2016.

Section 3.10 Absence of Certain Changes or Events. Except as disclosed on Schedule 3.10 of the Disclosure Schedules, since December 31, 2016, (i) Westbound has conducted its business, in all material respects, only in the Ordinary Course of Business; (ii) there has not been any fact, event, change, occurrence, condition, development, circumstance or effect that, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Change to Westbound; and (iii) as of the Execution Date, other than in connection with the negotiation and execution of this Agreement, Westbound has not taken any action that, if taken after the Execution Date, would constitute a breach of any of the covenants set forth in Section 5.06(a) — Section 5.06(ee).

Section 3.11 Leases, Contracts and Agreements.

(a) Schedule 3.11 of the Disclosure Schedules lists each of the following types of contracts to which Westbound is a party or by which any of its Properties or assets is bound (collectively, the “Contracts”):

(i) any contract that would be required to be filed by Westbound as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, or disclosed by Westbound on a Current Report on Form 8-K if Westbound was required to file such reports under applicable Law;

(ii) any contract that limits the ability of Westbound to compete in any line of business or with any Person or in any geographic area or, to the Knowledge of Westbound, upon consummation of the Merger will materially restrict the ability of Guaranty or any of its Affiliates to engage in any line of business in which a bank holding company or bank may lawfully engage;

(iii) any contract that obligates Westbound (or, following the consummation of the transactions contemplated hereby, Guaranty and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than Westbound “most favored nation” status or similar rights;

(iv) any contract to which any Affiliate, officer, director or employee of Westbound is a party or beneficiary, including but not limited to any employment, change in control, salary continuation, deferred compensation or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements;

(v) any contract that by its terms calls for an annual payment by Westbound of more than $25,000 to which any independent contractor or consultant of Westbound is a party or beneficiary;

(vi) any contract that limits the payment of dividends by Westbound;

(vii) any contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar agreement or arrangement;

(viii) any contract relating to indebtedness of Westbound of more than $100,000 other than any deposit liability maintained by Westbound in the Ordinary Course of Business;

(ix) any contract that by its terms calls for annual payments or receipt by Westbound under such contract of more than $100,000 (other than pursuant to Loans originated or purchased by Westbound in the Ordinary Course of Business);

(x) any contract that provides for potential indemnification payments by Westbound except for contracts entered in the Ordinary Course of Business and Westbound’s Articles of Association and Bylaws;

(xi) any contract with a Governmental Authority;

(xii) any contract that provides for potential obligation of Westbound to repurchase any Loans;

(xiii) any contract that is material to Westbound’s balance sheet or its financial condition or results of operations;

(xiv) except for the Westbound Shareholder Agreement, any contract that provides any rights to investors in Westbound, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to the Westbound Board;

(xv) any contract that is a data processing, software programming or licensing contract involving the payment of more than $50,000 per annum;

(xvi) any contract that requires a consent to or otherwise contains a provision relating to a “change of control” of Westbound or that would or could reasonably be expected to prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement;

(xvii) any contract related to a Westbound Benefit Plan, including any contract with any professional employer organization providing employees and services to Westbound;

(xviii) any contract in respect of any (A) owned real property or (B) leased premises with respect to which Westbound is either a landlord or tenant (or subtenant);

(xix) any other contract material to the business of Westbound, taken as a whole, which is not entered in the Ordinary Course of Business; or

(xx) any contract not of the type described in clauses (i) through (xx) above and which involved the payments by, or to, Westbound in the fiscal year ended December 31, 2017, or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2018, of more than $100,000 (other than pursuant to Loans originated or purchased by Westbound in the Ordinary Course of Business).

(b) Each Contract is valid and binding on Westbound and in full force and effect, except as, either individually or in the aggregate, could not be reasonably expected to have a Material Adverse Change on Westbound. Westbound has performed all obligations required to be performed by it to date under each Contract, except where such noncompliance, either individually or in the aggregate, would not be reasonably expected to have a Material Adverse Change on Westbound. To the Knowledge of Westbound, (i) each counterparty to each Contract has performed all obligations required to be performed by it to date under such Contract, and (ii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Westbound under any such Contract.

Section 3.12 Taxes and Tax Returns.

(a) Westbound has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns that it is required to file, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Westbound that are due, as shown on its Tax Returns, have been fully and timely paid. Westbound has withheld and paid to the relevant Governmental Authority on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person.

(c) Westbound is not currently the beneficiary of any extension of time within which to file any Tax Return. Westbound has not within the past three (3) years (and to the Knowledge of Westbound prior to the past three (3) years) agreed to any extension of time with respect to a Tax assessment or deficiency or waived any statute of limitation period applicable to any Tax. The U.S. federal income Tax Returns of Westbound for all years back to and including 2013 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(d) Within the past three (3) years (and to the Knowledge of Westbound prior to the past three (3) years), no claim has been made in writing by any Governmental Authority in a jurisdiction where Westbound does not file Tax Returns that Westbound is or may be subject to taxation by that jurisdiction.

(e) Except as set forth on Schedule 3.12(e) of the Disclosure Schedules, there are no Liens for Taxes on any of the assets of Westbound other than Liens for Taxes not yet due and payable.

(f) Westbound has not received written notice of assessment or proposed assessment in connection with any amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any Tax of Westbound or the assets of Westbound which have not been paid, settled or withdrawn.

(g) With respect to any taxable year (or portion thereof) beginning on or after January 1, 2015 and ending on the Closing Date, Westbound has not (i) made or is required to make any change in accounting methods or (ii) received or sought a private letter ruling, closing agreement or gain recognition agreement with respect to Taxes.

(h) Westbound will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account of Westbound described in Treasury Regulations promulgated under the Code § 1502 (or any corresponding or similar provision of state, local, or non- U.S. Tax Law), (ii) installment sale or open transaction made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, or (iv) closing agreement as described in the Code § 7121 (or any corresponding or similar provision of state or local Tax Laws).

(i) Westbound is not a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement that is a credit or other commercial agreement that contains or provides for Tax indemnity obligations and the primary purpose of the overall agreement does not relate to Taxes). Westbound (A) has not been a member of an affiliated group filing a consolidated federal income Tax Return and (B) does not have any liability for the Taxes of any Person (other than Westbound) arising from the application of Treasury Regulation § 1.1502-6, or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

(j) Westbound has not distributed stock to another Person or had its stock distributed by another Person (i) during the two (2)-year period ending on the date hereof that was intended to be governed in whole or in part by the Code § 355, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of the Code § 355(e)) in conjunction with the transactions contemplated herein.

(k) Westbound has not engaged in any “reportable transaction” within the meaning of the Code § 6707A or Treasury Regulation § 1.6011-4(b)(1).

(l) Westbound has not taken any action, or know of any fact or circumstance, that could reasonably be expected to prevent the Merger from being treated as a “reorganization” within the meaning of the Code § 368(a).

(m) Westbound Common Stock is not a United States real property interest within the meaning of the Code § 897 during the applicable period specified in the Code § 897(c)(1)(A)(ii).

(n) Westbound has not been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of the Code § 6662.

(o) Except as set forth on Schedule 3.12(o) of the Disclosure Schedules, there is no agreement, plan, arrangement or other contract covering any current or former employee or other service provider of Westbound that, considered individually or collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be characterized as a “parachute payment” within the meaning of the Code § 280G (or any corresponding or similar provision of state, local or foreign Tax Law).

(p) Notwithstanding anything in this Agreement to the contrary, it is agreed and understood that (i) no representation or warranty is made by Westbound in this Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.12, (ii) the representations and warranties of

Westbound in this Section 3.12 refer only to activities prior to the Closing and shall not serve as representations and warranties regarding, or a guarantee of, nor can they be relied on with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) no representations or guarantees are made with respect to the amount or availability of Tax attributes of Westbound.

Section 3.13 Insurance. Schedule 3.13 of the Disclosure Schedules contains a complete list of all policies of insurance, including fidelity and bond insurance, maintained by Westbound. All such policies (a) are sufficient for compliance by Westbound, in all material respects, with all requirements of applicable Law and all agreements to which Westbound is a party, (b) are valid, outstanding and enforceable, except as enforceability may be limited by the Bankruptcy Exception, and (c) are presently in full force and effect, and no written notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Westbound is not in default with respect to the material provisions of any such policy or has failed to give any notice or present any known claim thereunder in a due and timely fashion. Except as set forth on Schedule 3.13 of the Disclosure Schedules, there have been no claims under any policy of insurance (including fidelity bonds) of Westbound since January 1, 2015 and to the Knowledge of Westbound, there are no facts that could be expected to form the basis of a claim under such policies of insurance.

Section 3.14 Proprietary Rights. Except as set forth on Schedule 3.14 of the Disclosure Schedules, Westbound does not require the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (collectively, “Proprietary Rights”) for the business or operations of Westbound. Schedule 3.14 sets forth the Proprietary Rights that are owned, held or licensed by Westbound. Except as set forth on Schedule 3.14 of the Disclosure Schedules, Westbound has not received within the past three (3) years any notice of infringement of or conflict with the rights of others with respect to the use by Westbound of Proprietary Rights, and there is no claim or action by any such Person pending or, to the Knowledge of Westbound, threatened, with respect thereto.

Section 3.15 Loan Portfolio and Reserve for Loan Losses.

(a) As of the date hereof, except as set forth on Schedule 3.15(a)(i) and 3.15(a)(ii), respectively, of the Disclosure Schedules, Westbound is not a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Westbound is a creditor which as of December 31, 2017, under the terms of which the obligor was, as of December 31, 2017, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater shareholder of Westbound, or to the Knowledge of Westbound, any Affiliate of any of the foregoing.

(b) Set forth on Schedule 3.15(b) of the Disclosure Schedules is a true, correct and complete list of (i) all of the Loans of Westbound that, as of December 31, 2017, were classified by Westbound as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of Westbound that, as of December 31, 2017, is classified as “Other Real Estate Owned” and the book value thereof.

(c) All evidences of indebtedness that are reflected as assets of Westbound are (i) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms (except as limited by the Bankruptcy Exception), (iii) except as set forth on Schedule 3.06 of the Disclosure Schedules, not subject to any asserted or, to the Knowledge of Westbound, threatened, defenses, offsets or counterclaims that may reasonably be asserted against Westbound or the present holder thereof, and

(iv) except for the Loans listed on Schedule 3.15(c) which are unsecured, secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected.

(d) To the Knowledge of Westbound, each outstanding Loan of Westbound (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Westbound (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable Laws. Westbound has not entered into any oral modifications or amendments or additional agreements related to the Loans that are not reflected in its records. To the Knowledge of Westbound, there is no valid claim or defense to the enforcement of any Loan and none has been asserted, and, to the Knowledge of Westbound, there are no acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

(e) Westbound has furnished or made available to Guaranty true, correct and complete copies of all of its credit and collateral files as of December 31, 2017. The credit and collateral files of Westbound contain all material information (excluding general, local or national industry, economic or similar conditions) known to Westbound that is reasonably required to evaluate, in accordance with generally prevailing practices in the banking industry, the collectability of the Loan portfolio of Westbound (including Loans that will be outstanding if it advances funds it is obligated to advance), except for items identified on Westbound’s internal exception list dated as of December 31, 2017 which has been made available to Guaranty; provided, however, that no representation or warranty is made as to the sufficiency of the collateral securing the Loans or the collectability of the Loans. Westbound has also furnished to Guaranty a list of all Loans made or committed to be made between December 31, 2017 and the Execution Date.

(f) None of the agreements pursuant to which Westbound has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(g) Westbound is not now and has not been since January 1, 2015, subject to any fine, suspension, settlement or other administrative sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans.

Section 3.16 Deposits. Except as set forth on Schedule 3.16 of the Disclosure Schedules, no deposit of Westbound (a) is a “brokered” deposit (as such term is defined in 12 C.F.R. § 337.6(a)(2)); (b) was acquired through a deposit listing service; or (c) is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the Ordinary Course of Business).

Section 3.17 Investment Securities and Commodities.

(a) Westbound has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the Ordinary Course of Business to secure obligations of Westbound. Such securities and commodities are valued on the books of Westbound in accordance with GAAP in all material respects.

(b) Prior to the date of this Agreement, Westbound has made available to Guaranty the material terms of Westbound’s investment, securities, commodities, risk management and other policies, practices and procedures.

Section 3.18 Risk Management Instruments.

(a) Schedule 3.18(a) of the Disclosure Schedules sets forth a list of all interest rate swaps, caps, floors, option agreements, futures, forward contracts and other similar derivative transactions and risk management arrangements (each a “Derivative Transactions”) entered into as of the date of this Agreement for the account of Westbound or for the account of a customer of Westbound. All Derivative Transactions, whether entered into for the account of Westbound or for the account of a customer of Westbound, were entered into in the Ordinary Course of Business and in accordance with applicable rules, regulations, and polices of any Governmental Authority and with counterparties believed to be financially responsible, and in compliance with applicable Laws in all material respects and other policies, practices and procedures employed by Westbound, as applicable, and are legal, valid and binding obligations of Westbound enforceable against it in accordance with their terms (except as such enforcement may be limited by the Bankruptcy Exception), and are in full force and effect.

(b) Westbound has duly performed, in all material respects, all of its obligations under each of the Derivative Transactions to the extent required, and, to the Knowledge of Westbound, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(c) The financial position of Westbound under or with respect to each such Derivative Transaction has been reflected in the books and records of Westbound in accordance with GAAP.

Section 3.19 Employee Relationships. Westbound has complied in all material respects with all applicable Laws relating to its relationships with its employees. To the Knowledge of Westbound, no key executive officer or manager of any of the operations of Westbound or any group of employees of Westbound has or have any present plans to terminate their respective employment with Westbound. Schedule 3.19 of the Disclosure Schedules contains a list of all employees of Westbound and their respective annual base compensation.

Section 3.20 Condition of Assets. All tangible assets used by Westbound are in good operating condition, ordinary wear and tear excepted, and comply, in all material respects, with all applicable Laws, whether federal, state or local. None of Westbound’s premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance or repairs that are not material in nature or cost.

Section 3.21 Environmental Compliance. Except as set forth on Schedule 3.21of the Disclosure Schedules:

(a) Westbound and all of its Properties and operations are in compliance with all applicable Environmental Laws in all material respects. Westbound has not received any notice of any past, present, or future conditions, events, activities, practices or incidents that could reasonably be expected to interfere with or prevent the compliance of Westbound with any applicable Environmental Laws in any material respect.

(b) Westbound has obtained all material permits, licenses and authorizations that are required under all applicable Environmental Laws.

(c) To the Knowledge of Westbound, no Hazardous Materials exist on, about or within any of the Properties, nor have any Hazardous Materials previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties. The use that Westbound makes of the Properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of the Properties.

(d) There is no action, suit, proceeding, investigation, or inquiry before any Governmental Authority pending or, to the Knowledge of Westbound, threatened, against Westbound relating in any way to any Environmental Law. To the Knowledge of Westbound, Westbound has no liability for remedial action under any Environmental Law. Westbound has not received any request for information by any Governmental Authority with respect to the condition, use or operation of any of the Properties nor has Westbound received any notice from any Governmental Authority or other Person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law (including any letter, notice or inquiry from any Person informing Westbound that it is or may be liable in any way under any Environmental Laws or requesting information to enable such a determination to be made).

Section 3.22 Regulatory Compliance.

(a) Except as set forth on Schedule Section 3.22(a) of the Disclosure Schedules, Westbound is not now nor has been, since January 1, 2015, (i) subject to any cease-and-desist or other order or enforcement action issued by, (ii) a party to any written agreement, consent agreement or memorandum of understanding with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by, (v) ordered to pay any civil penalty by, (vi) a recipient of a supervisory letter from, or (vii) subject to any board resolutions adopted at the request or suggestion of, any Regulatory Agency or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business or its compliance with Laws (each of the items set forth in the preceding clauses (i) through (vii), a “Regulatory Agreement”). There are no pending or, to the Knowledge of Westbound, threatened investigations by any Regulatory Agency that could result in a Regulatory Agreement with respect to Westbound. Westbound has a Community Reinvestment Act rating of “satisfactory”.

(b) Except as set forth on Schedule 3.22(b) of the Disclosure Schedules, since January 1, 2015, all reports, records, registrations, statements, notices and other documents or information required to be filed by Westbound with any Regulatory Agency have been duly and timely filed and, to the Knowledge of Westbound, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

Section 3.23 Absence of Certain Business Practices. None of Westbound, any of its respective officers, employees or agents, or, to the Knowledge of Westbound, any other Person acting on its behalf, has, directly or indirectly, since January 1, 2015, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of Westbound (or assist Westbound in connection with any actual or proposed transaction) that (a) may reasonably be expected to subject Westbound to any damage or penalty in any civil, criminal or governmental Proceeding, (b) if not given in the past, such failure to pay could reasonably have been expected to result in a Material Adverse Change to Westbound, or (c) if not continued in the future, such failure to pay could reasonably be expected to result in a Material Adverse Change to Westbound.

Section 3.24 Books and Records. The minute books, stock certificate books and stock transfer ledgers of Westbound (a) have been kept accurately in the Ordinary Course of Business and in compliance in all material respects with applicable Laws, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect any material transactions involving the business of Westbound that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.25 Internal Controls. Westbound maintains a system of internal accounting controls that provide reasonable assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the financial statements of Westbound and to maintain accountability for Westbound’s assets; and (c) access to Westbound’s assets is permitted only in accordance with management’s authorization. None of Westbound’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Westbound or its accountants and consultants, except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the preceding sentence.

Section 3.26 Forms of Instruments, Etc. Westbound has made and will make available to Guaranty copies of all of its standard forms of notes, mortgages, deeds of trust, customer agreements, policies and other routine documents of a like nature used on a regular and recurring basis in the Ordinary Course of Business.

Section 3.27 Fiduciary Responsibilities. Westbound has performed all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws, agreements, instruments and documents, where the failure to so perform would result in a Material Adverse Change to Westbound.

Section 3.28 Guaranties. No indebtedness, obligation or liability of Westbound is guaranteed by any other Person and Westbound has not guaranteed any indebtedness, obligation or liability of any other Person.

Section 3.29 Employee Benefit Plans.

(a) Set forth on Schedule 3.29(a) of the Disclosure Schedules is a complete and correct list of all “employee benefit plans” (as defined in ERISA § 3(3) whether or not subject to ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other material bonus, incentive, compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other similar plans, agreements or policies (whether written or oral, qualified or nonqualified, funded or unfunded), and any trusts, escrows or other agreements related thereto, which (a) are currently maintained or contributed to by Westbound, or with respect to which Westbound has any liability, or (b) provide benefits to any officer, employee, service provider (including employees and service providers provided to Westbound through a contractual agreement with a third-party professional employer organization (“Westbound PEO”)), former officer, former employee or former service provider of Westbound, or the dependents of any thereof (herein collectively the “Employee Plans” and each individually an “Employee Plan”). Schedule 3.29(a) of the Disclosure Schedules designates the Employee Plans for which Westbound is the plan sponsor (“Westbound Employee Plan”) and the Employee Plans for which a Westbound PEO is the plan sponsor (“Westbound PEO Employee Plan”).

(b) With respect to each Employee Plan, Westbound has made available to Guaranty true, current and complete copies of each of the following: (i) where the Employee Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Employee Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) any summary plan descriptions and summaries of material modifications relating to any Employee Plan; (v) in the case of any Employee Plan that is intended to be qualified under Code § 401(a), the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Employee Plan for which a Form 5500 is required to be filed, the three most recently filed Form 5500, with schedules and financial statements attached (if applicable); (vii) actuarial reports received for any Employee Plans with respect to the three most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) notices, letters or other correspondence received during the three (3) years prior to the date hereof from the IRS, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority relating to any Employee Plan.

(c) Westbound has no liability or contingent liability with respect to any Westbound PEO Employee Plan except to the extent that Westbound is contractually obligated to make payments to Westbound PEO for coverage under any such Westbound PEO Employee Plan. As of the Execution Date, all such payments have been made.

(d) No Employee Plan is, and has not been for the past six (6) years: (i) a “multiemployer plan” within the meaning of ERISA § 3(37); (ii) a “multiple employer plan” within the meaning of Code § 413(c);

(iii) a “multiple employer welfare arrangement” within the meaning of ERISA § 3(40); or (iv) subject to the minimum funding standards of Code § 412 or ERISA § 302. Since inception, Westbound has not (x) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title IV of ERISA or related provisions of the Code or similar state or local Law relating to employee benefit plans; (y) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; or (z) engaged in any transaction which would give rise to material liability under ERISA § 4069 or ERISA § 4212(c).

(e) Each Westbound Employee Plan and, to the Knowledge of Westbound, each Westbound PEO Employee Plan, has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws in all material respects. Each Employee Plan that is intended to be qualified under Code § 401(a) (a “Qualified Benefit Plan”) has received a favorable and current determination or opinion letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under the Code §§ 401(a) and 501(a), respectively, and nothing has occurred that could reasonably be expected to result in the loss of the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Employee Plan that has subjected or could reasonably be expected to subject Westbound or, with respect to any period on or after the Closing Date, Guaranty or any of its Affiliates, to a penalty under ERISA § 502 or to tax or penalty under Code § 4975.

(f) Each Employee Plan can be amended, terminated, or otherwise discontinued after the Closing in accordance with its terms, without liability to Guaranty or any of its Affiliates other than the vesting of benefits under a Qualified Benefit Plan upon a termination or partial termination, and ordinary administrative expenses typically incurred in an amendment or termination event, and Westbound has no commitment or obligation and has not made any representations to any employee, officer, manager, independent contractor, or consultant, whether or not legally binding, to adopt, amend, modify, or terminate any Employee Plan in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(g) Other than as required under ERISA § 601 et. seq. or other applicable Law, no Employee Plan provides post-termination or retiree health or life insurance benefits to any individual for any reason, and Westbound has no obligation to provide post-termination or retiree health or life insurance benefits to any individual.

(h) There is no pending or threatened action relating to any Employee Plan (other than routine claims for benefits), and no Employee Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(i) Each individual who is classified by Westbound as an independent contractor, consultant, or advisor has been properly classified for purposes of participation and benefit accrual under each Employee Plan.

(j) All benefits, contributions and premiums relating to each Employee Plan have been timely paid in accordance with the terms of such Employee Plan and all applicable Laws, and all benefits accrued under any unfunded Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

Section 3.30 Compliance with Laws, Permits and Instruments.

(a) Westbound is in compliance with all applicable Laws in all material respects. Westbound and its employees and agents hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its businesses as now being conducted.

(b) Westbound is in compliance, in all material respects, with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and all regulations promulgated thereunder. Westbound has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. Westbound has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. Westbound has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the Laws referenced in this Section 3.30(b). Since January 1, 2015, Westbound has not received any notices of any violation of such acts or any of the regulations promulgated thereunder, and it has not received any written notice of any, and, to the Knowledge of Westbound, there is no, threatened Proceeding with respect to its compliance with such Laws.

(c) All real property owned or operated by Westbound and the use thereof is in compliance with all applicable Laws, including building, zoning and other Laws, subject to any qualifications regarding such compliance set forth elsewhere in this Agreement and except where the failure to be so in compliance would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Change to Westbound.

Section 3.31 Westbound Information. The information relating to Westbound which is provided by Westbound or its representatives for inclusion in the proxy statement in definitive form relating to the meeting of Westbound’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”) and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the Securities and Exchange Commission (“SEC”) by Guaranty in connection with the transactions contemplated by this Agreement, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements in such information, in light of the circumstances in which they are made, not misleading.

Section 3.32 Dissenting Shareholders. To the Knowledge of Westbound, there is no plan or intention on the part of any shareholders of Westbound to exercise their dissenters’ rights in the manner provided by applicable Law.

Section 3.33 Business Combination. This Agreement and the transactions contemplated hereby are exempt from the requirements of Subchapter M of Chapter 21 of the TBOC and any other applicable state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares.

Section 3.34 Fairness Opinion. Before the execution of this Agreement, Westbound has received a written opinion from The Bank Advisory Group, LLC that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof, the consideration to be received by the shareholders of Westbound pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded.

Section 3.35 Brokerage Fees and Commissions. Other than as set forth on Schedule 3.35 of the Disclosure Schedules, no agent, representative or broker has represented Westbound in connection with the transactions described in this Agreement.

Section 3.36 Regulatory Approvals. Westbound is not aware of any circumstance regarding Westbound that would be reasonably likely to materially impede or delay the receipt of all requisite regulatory approvals necessary to consummate the Merger in a timely manner.

Section 3.37 Representations Not Misleading. No representation or warranty by Westbound contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Westbound, all written statements, exhibits, schedules, and other documents furnished to Guaranty by Westbound as part of the due diligence for this Agreement are accurate in all material respects.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GUARANTY AND GBT

Guaranty and GBT, as applicable, hereby represent and warrant to Westbound as follows:

Section 4.01 Organization.

(a) Guaranty is a registered bank holding company under the BHC Act. Guaranty is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas. Guaranty has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so qualified or in good standing would not reasonably be expected to result in a Material Adverse Change to Guaranty. Guaranty engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHC Act, and the rules and regulations promulgated thereunder. True and complete copies of the Certificate of Formation and bylaws of Guaranty, as amended to date, have been made available to Westbound.

(b) GBT is a Texas banking association, duly organized, validly existing and in good standing under the Laws of the State of Texas and the United States. GBT has all requisite corporate power and authority to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the Certificate of Formation and bylaws of GBT, as amended to date, have been made available to Westbound. GBT is an insured bank as defined in the FDIA.

Section 4.02 Capitalization.

(a) The authorized capital of Guaranty consists of 50,000,000 common shares, $1.00 par value per share, and 15,000,000 preferred shares, $5.00 par value per share. As of the Execution Date, there were (i) 11,058,956 shares of Guaranty Common Stock issued and outstanding, (ii) no preferred shares issued and outstanding, (iii) 1,002,344 shares of Guaranty Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Guaranty Common Stock and 2,398 shares of Guaranty Common Stock reserved for vesting of outstanding restricted stock units with respect to shares of Guaranty Common Stock, (iv) 862,342 shares of Guaranty Common Stock held in treasury, and (v) no other shares of capital stock or other voting securities of Guaranty issued, reserved for issuance or outstanding. To the Knowledge of Guaranty, there are no shareholder agreements, voting trusts or similar agreements relating to the shares of Guaranty Common Stock. All of the issued and outstanding shares of Guaranty Common Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. All of the shares of Guaranty Common Stock have been issued in material compliance with the securities Laws of the United States and other jurisdictions having applicable securities Laws. There are no restrictions applicable to the payment of dividends on the shares of Guaranty Common Stock except pursuant to applicable Laws, and all dividends declared before the Execution Date have been paid.

(b) All of the outstanding shares of capital stock or other securities evidencing ownership of GBT are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any Person and have been issued in material compliance with applicable securities Laws. Guaranty is the sole beneficial and record owner of all of the issued and outstanding shares of capital stock of GBT, free and clear of all Liens of any kind or character and no other Person has any equity or other ownership interest in GBT.

Section 4.03 Execution and Delivery.

(a) Guaranty has full corporate power and authority to execute and deliver this Agreement and the other agreements to which Guaranty is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which Guaranty is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the board of directors of Guaranty (the “Guaranty Board”). The Guaranty Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Guaranty and its stockholders and has adopted a resolution to the foregoing effect. No other corporate proceedings on the part of Guaranty are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.

(b) GBT has full corporate power and authority to execute and deliver this Agreement and the other agreements to which GBT is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which GBT is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the board of directors of GBT and the sole stockholder of GBT, and no other corporate proceedings on the part of GBT are necessary to authorize the execution and delivery of this Agreement by GBT and the consummation of the transactions contemplated hereby.

(c) This Agreement and the other agreements and documents contemplated hereby to which Guaranty or GBT is a party have been, or at Closing will be, duly and validly executed and delivered to Westbound, and each constitutes or at Closing will constitute a valid and binding obligation of Guaranty or GBT, as applicable, enforceable against Guaranty or GBT, as applicable, in accordance with its terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.04 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Guaranty or GBT with any of the terms or provisions hereof (if the required regulatory and shareholder approvals and any requisite consents of third parties are obtained) will (a) violate any provision of the charters, articles, certificates or bylaws of Guaranty or GBT; (b) violate any Law applicable to Guaranty or GBT or any of their respective properties or assets; (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, result in the creation of any Lien upon any of the respective properties or assets of Guaranty or GBT under, or require the consent of a third party pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Guaranty or GBT is a party, or by which Guaranty or GBT or any of their respective properties, assets or business activities, may be bound or subject excluding from the foregoing clause (c) such violations, conflicts, breaches or defaults which either individually or in the aggregate would not be reasonably expected to result in a Material Adverse Change to Guaranty.

Section 4.05 Litigation. Neither Guaranty nor GBT are parties to any, and there are no pending or, to the Knowledge of Guaranty, threatened, Proceedings against Guaranty or GBT that are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change to Guaranty, nor, to the Knowledge of Guaranty, is there any basis for any Proceeding against Guaranty or GBT that could be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change to Guaranty. To the Knowledge of Guaranty, there is no injunction, order, judgment or decree in effect with respect to Guaranty or GBT or the assets or properties of Guaranty or GBT.

Section 4.06 SEC Filings; Financial Statements; Call Reports.

(a) Guaranty has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it has been required to file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since its initial public offering (the “Guaranty Reports”). As of their respective dates, each of such reports and statements, (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of Guaranty and its Subsidiaries included (or incorporated by reference) in the Guaranty Reports (including the related notes, where applicable) and such financial statements prepared by Guaranty after the date of this Agreement (i) have been, or will be, prepared from, and in accordance with, the books and records of Guaranty and its Subsidiaries (except as may be disclosed therein), (ii) fairly present, or will fairly present, in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Guaranty and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and the omission of notes to the extent permitted by Regulation S-X of the SEC), (iii) complied as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(c) Neither Guaranty nor any of its Subsidiaries has any liability of any material nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Guaranty included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 (including any notes thereto) and for liabilities incurred in the Ordinary Course of Business since September 30, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(d) GBT, or Guaranty, has made available to Westbound true and complete copies of the Reports of Condition and Income for GBT filed during 2017, 2016 and 2015 and any Reports of Condition and Income for GBT filed during 2018 prior to the Execution Date (collectively, the “GBT Call Reports”). Each of the GBT Call Reports fairly presents, in all material respects, the financial position of GBT and the results of its operations at the dates and for the periods indicated therein in conformity, in all material respects, with the instructions for the preparation of GBT Call Reports as promulgated by applicable Governmental Authorities.

(e) The allowance for loan and lease losses shown in the GBT Call Reports was, and the allowance for loan and lease losses to be shown on any financial statements or the GBT Call Reports as of any date subsequent to Execution Date will be, calculated in accordance with GAAP and/or RAP (as applicable) in all material respects as applied to banking institutions and all applicable rules and regulations, and in the reasonable opinion of GBT’s management, such allowance for loan and lease losses is, as of the dates of such financial statements and/or call reports, adequate to absorb all reasonably anticipated losses in the Loan portfolio of GBT, and recourse obligations in respect of Loans sold by GBT in light of the size characteristics of such portfolios, economic conditions, borrower capacity and other pertinent factors, and no facts have subsequently come to the Knowledge of GBT which would cause it to modify in any material way the amount of the allowance for loan and lease losses contained in its financial statements or the GBT Call Reports.

Section 4.07 Governmental Consents and Approvals.

(a) Except for the notices to and approvals from the OCC and TDB, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required on the part of Guaranty in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by Guaranty or GBT of the transactions contemplated hereby or thereby.

(b) Guaranty is “well capitalized” as defined by federal regulations as of the Execution Date. GBT has a Community Reinvestment Act rating of “satisfactory”. Guaranty is not aware of any circumstance regarding Guaranty or GBT that would be reasonably likely to materially impede or delay Guaranty’s ability to obtain all requisite regulatory approvals necessary to consummate the Merger in a timely manner.

Section 4.08 No Undisclosed Liabilities. Neither Guaranty nor GBT has any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local Taxes or assessments) that are not reflected in or disclosed in its respective financial statements, Guaranty’s reports filed with the SEC prior to the date hereof or the GBT Call Reports, except those (a) liabilities, obligations and expenses incurred in the Ordinary Course of Business since September 30, 2017, (b) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (c) liabilities, obligations and expenses as disclosed on Schedule 4.08.

Section 4.09 Absence of Certain Changes or Events. Except as otherwise disclosed in reports filed with the SEC prior to the date hereof, since September 30, 2017, (i) Guaranty and GBT have conducted business, in all material respects, only in the Ordinary Course of Business and (ii) there has not been any Material Adverse Change with respect to Guaranty or GBT, nor to the Knowledge of Guaranty, has any event occurred that has resulted in, or has a reasonable probability of resulting in the future in, a Material Adverse Change with respect to Guaranty or GBT.

Section 4.10 Taxes and Tax Returns.

(a) Guaranty and each of its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns that it is required to file, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Guaranty and its Subsidiaries that are due, as shown on its Tax Returns, have been fully and timely paid. Guaranty and each of its Subsidiaries has withheld and paid to the relevant Governmental Authority on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person.

(c) Within the past three (3) years (and to the Knowledge of Guaranty and its Subsidiaries prior to the past three (3) years), no claim has been made in writing by any Governmental Authority in a jurisdiction where Guaranty and its Subsidiaries does not file Tax Returns that Guaranty or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(d) Neither Guaranty nor any of its Subsidiaries is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement that is a credit or other commercial agreement that contains or provides for Tax indemnity obligations and the primary purpose of the overall agreement does not relate to Taxes or any such agreement that only parties to such agreement are Guaranty and its Subsidiaries). Neither Guaranty nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which

Guaranty was the common parent) and (B) has any liability for the Taxes of any Person (other than Guaranty or any of its Subsidiaries) arising from the application of Treasury Regulation § 1.1502-6, or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

(e) Neither Guaranty nor any of its Subsidiaries has distributed stock to another Person or had its stock distributed by another Person (i) during the two (2)-year period ending on the date hereof that was intended to be governed in whole or in part by the Code § 355, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of the Code § 355(e)) in conjunction with the transactions contemplated herein.

(f) Neither Guaranty nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of the Code § 6707A or Treasury Regulation § 1.6011-4(b)(1).

(g) Guaranty Common Stock is not a United States real property interest within the meaning of the Code § 897 during the applicable period specified in the Code § 897(c)(1)(A)(ii).

(h) Neither Guaranty nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of the Code § 6662.

(i) Neither Guaranty nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from being treated as a “reorganization” within the meaning of the Code § 368(a).

Section 4.11 Compliance with Laws, Permits and Instruments; Regulatory Compliance and Reports.

(a) Guaranty and its Subsidiaries are in compliance with all applicable Laws except where the failure, whether individually or in the aggregate, to be so in compliance is not reasonably expected to cause a Material Adverse Change to Guaranty. Guaranty and GBT, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as now being conducted. Guaranty is in material compliance with all applicable listing and corporate governance rules of the NASDAQ.

(b) GBT is in compliance, in all material respects, with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and all regulations promulgated thereunder. GBT has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. GBT has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. GBT has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the Laws referenced in this Section 4.11(b). Since January 1, 2015, GBT has not received any notices of any violation of such acts or any of the regulations promulgated thereunder, and it has not received any written notice of any, and, to the Knowledge of GBT, there is no, threatened Proceeding with respect to its compliance with such Laws.

(c) All real property owned or operated by Guaranty or GBT and the use thereof is in compliance with all applicable Laws, including building, zoning and other Laws, subject to any qualifications regarding such compliance set forth elsewhere in this Agreement and except where the failure to be so in compliance would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Change to Guaranty or GBT.

(d) Neither Guaranty nor GBT is now, nor has been since January 1, 2015, subject or party to any Regulatory Agreement. There are no pending or, to the Knowledge of Guaranty or GBT, threatened investigations by any Regulatory Agency that could result in a Regulatory Agreement with respect to Guaranty or GBT.

(e) Since January 1, 2015, all reports, records, registrations, statements, notices and other documents or information required to be filed by Guaranty or GBT with any Regulatory Agency have been duly and timely filed and, to the Knowledge of Guaranty and GBT, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

Section 4.12 Absence of Certain Business Practices. Neither Guaranty nor GBT, nor any of their respective officers, employees or agents, or, to the Knowledge of Guaranty of GBT, any other Person acting on their respective behalf, has, directly or indirectly, since January 1, 2015, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of Guaranty or GBT (or assist Guaranty or GBT in connection with any actual or proposed transaction) that (a) may reasonably be expected to subject Guaranty or GBT to any damage or penalty in any civil, criminal or governmental Proceeding, (b) if not given in the past, such failure to pay could reasonably have been expected to result in a Material Adverse Change to Guaranty or GBT, or (c) if not continued in the future, such failure to pay could reasonably be expected to result in a Material Adverse Change to Guaranty or GBT.

Section 4.13 Internal Controls. Guaranty and GBT maintain a system of internal accounting controls that provide reasonable assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the financial statements of Guaranty or GBT, as applicable, and to maintain accountability for the assets of Guaranty and GBT; and (c) access to the assets Guaranty and GBT is permitted only in accordance with management’s authorization. None of the systems, controls, data or information of Guaranty or GBT are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Guaranty or GBT or its accountants and consultants, except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the preceding sentence.

Section 4.14 Guaranty Information. The information relating to Guaranty and its Subsidiaries to be contained in the Proxy Statement and the Registration Statement, and the information relating to Guaranty and its Subsidiaries that is provided by Guaranty or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Westbound) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement (except for such portions thereof that relate only to Westbound) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

Section 4.15 Brokerage Fees and Commissions. Except for fees and other compensation payable to Sandler O’Neill + Partners, L.P., there are no claims for brokerage commissions, finders’ fees, financial advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Guaranty or GBT.

Section 4.16 Tax Treatment of the Merger. Neither Guaranty nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Merger from being treated as a “reorganization” within the meaning of the Code § 368(a).

Section 4.17 Financing. Guaranty has sufficient liquid resources or a credit facility with sufficient availability to pay the Aggregate Cash Consideration.

Section 4.18 No Vote Required. No approval by the holders of any class or series of Guaranty capital stock is necessary to approve this Agreement or authorize the transactions contemplated hereby (including the Merger).

Section 4.19 Representations Not Misleading. No representation or warranty by Guaranty contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Guaranty, all written statements, exhibits, schedules, and other documents furnished to Westbound by Guaranty or GBT as part of the due diligence for this Agreement are accurate in all material respects.

ARTICLE V

COVENANTS OF WESTBOUND

Westbound covenants and agrees with Guaranty and GBT as follows:

Section 5.01 Commercially Reasonable Efforts. Westbound will use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 5.02 Information for Regulatory Applications and Registration Statement.

(a) To the extent permitted by applicable Law, Westbound shall prepare and furnish Guaranty with all information concerning Westbound (including information relating to its directors, officers and shareholders as may be reasonably requested) that is required for inclusion in any application, statement or document to be made or filed by Guaranty with any Governmental Authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement. Westbound shall fully cooperate with Guaranty in the filing of any applications, statements or other documents necessary to complete the transactions contemplated by this Agreement. Westbound shall have the right to review in advance, and to the extent practicable consult with Guaranty, in each case subject to applicable Laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement, but Guaranty shall not be required to provide Westbound with confidential portions of any filing with a Governmental Authority. In exercising the foregoing right, Westbound agrees to act reasonably and as promptly as practicable.

(b) As soon as practicable following the Execution Date, Westbound will prepare and file all necessary applications with and provide all necessary notices to any appropriate Governmental Authorities having jurisdiction over Westbound with respect to the transactions contemplated by this Agreement, including the regulatory filings with the TDB as required by Section 32.501 of the Texas Finance Code and 7 TAC § 15.107. Westbound shall pay all requisite filing fees and other expenses associated with such applications and notices to such Governmental Authorities. Westbound shall promptly furnish Guaranty and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. Westbound shall use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties, including those listed on Schedule 3.04 of the Disclosure Schedules, at the earliest practicable time.

(c) Westbound agrees that none of the information supplied or to be supplied by Westbound for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, (ii) the Proxy Statement and any amendment or supplement thereto, at the date(s) of mailing to shareholders and at the time of the Westbound Meeting, and (iii) any other filings made under applicable federal or Texas banking or securities Laws, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Westbound further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform Guaranty thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

Section 5.03 No Negotiation with Others.

(a) Westbound agrees that it shall not, and that it shall cause its employees, directors, and officers not to, and it shall instruct its financial advisors and agents not to (such employees, directors, officers, financial advisors and agents, collectively, “Westbound Representatives”) not to, (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such Person of the existence of the provisions of this Section 5.03) regarding an Acquisition Proposal; (ii) disclose to any third party any information concerning the business, Properties, books or records of Westbound in connection with any Acquisition Proposal, other than as compelled by Law; or (iii) cooperate with any third party to make any Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Section 5.03, or any other provision in this Agreement, if prior to the approval of this Agreement by the shareholders of Westbound by the Requisite Westbound Vote, Westbound receives an bona fide written Acquisition Proposal that did not result from a violation of Section 5.03(a) and was not solicited, knowingly encouraged or initiated by any financial advisor or other agent of Westbound despite any instruction to the contrary by Westbound in accordance with Section 5.03(a), Westbound and the Westbound Representatives may engage in negotiations and discussions with, and disclose or furnish any information and other access (so long as all such information and access has previously been made available to Guaranty or is made available to Guaranty before or substantially concurrently with the time such information or access is made available to such Person) to, any Person making such Acquisition Proposal if, and only if, the Westbound Board determines in good faith, after consultation with outside legal and financial advisors, that (i) such Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal and (ii) the failure of the Westbound Board to furnish such information or access or enter into such discussions or negotiations would reasonably expected to be inconsistent with its fiduciary duties to Westbound shareholders; but before furnishing any material nonpublic information, Westbound shall have received from the Person making such Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement entered into with Guaranty on July 26, 2017, as amended, which confidentiality agreement shall not prohibit Westbound from complying with the terms of this Section 5.03. Westbound will promptly, and in any event within forty-eight (48) hours of receipt of any unsolicited, bona fide Acquisition Proposal, (x) notify Guaranty in writing of the receipt of such Acquisition Proposal or any request for nonpublic information relating to Westbound or for access to the Properties, assets, books or records of Westbound by any Person that has made an Acquisition Proposal and (y) communicate the material terms of such Acquisition Proposal to Guaranty. Westbound will keep Guaranty reasonably apprised of the status of and other material matters relating to any such Acquisition Proposal, including any material modification or amendment to the terms thereof, on a reasonably timely basis.

(c) Nothing contained in this Section 5.03 shall prevent Westbound or the Westbound Board from (i) taking the actions provided in Section 5.04(b), (ii) responding to an unsolicited bona fide Acquisition Proposal for the sole purpose of clarifying the terms and conditions of the Acquisition Proposal, (iii) informing any Person who submits an unsolicited bona fide Acquisition Proposal of Westbound’s obligations pursuant to this

Section 5.03, or (iv) in consultation with outside counsel, complying with its disclosure obligations under federal or state Law.

Section 5.04 Shareholder Approval.

(a) The Westbound Board shall, as soon as practicable after the Registration Statement becomes effective, duly call, give notice of, and cause to be held, a meeting of the shareholders of Westbound (the “Westbound Meeting”) at such time as may be mutually agreed to by the parties, but not later than fifty (50) days following the Registration Statement becoming effective, and will direct that this Agreement and the transactions contemplated hereby be submitted to a vote at the Westbound Meeting for the purpose of obtaining the Requisite Westbound Vote. Specifically, the Westbound Board will present for the consideration of Westbound shareholders a proposal to vote to approve this Agreement and the related transactions. The Westbound Board will (i) cause proper notice of the Westbound Meeting to be given to Westbound shareholders in compliance with applicable Law, (ii) distribute to Westbound shareholders the Proxy Statement, (iii) subject to Section 5.04(b), recommend that Westbound’s shareholders approve this Agreement and the transactions contemplated hereby, and (iv) perform such other acts as may be reasonably necessary to ensure that the Requisite Westbound Vote is obtained.

(b) Notwithstanding the foregoing, the Westbound Board may change, withdraw, or fail to make its recommendation as contemplated by this Section 5.04(b) (“Change in Recommendation”) if and only to the extent that:

(i) Westbound and each of the Westbound Representatives (to the extent applicable) has complied in all material respects with Section 5.03;

(ii) the Westbound Board, after consultation with its outside counsel, has determined in good faith that failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iii) if the Westbound Board intends to make a Change in Recommendation with respect to an Acquisition Proposal, (A) the Westbound Board has concluded in good faith, after giving effect to any adjustments that are offered in writing by Guaranty pursuant to subclause (C) below, that such Acquisition Proposal constitutes a Superior Proposal, (B) Westbound has notified Guaranty, at least four (4) Business Days in advance of making the Change in Recommendation, of its intention to make a Change in Recommendation in response to such Superior Proposal (including the identity of the party making such Acquisition Proposal) and furnished to Guaranty a written description of the material terms of the Superior Proposal and copies of such other material documents that Westbound is not required to keep confidential, and (C) before making such a Change in Recommendation, Westbound and its financial and legal advisors, during the four (4) Business Day period beginning on the date of Westbound’s delivery of the notice referred to in subclause (B) above, negotiated with Guaranty in good faith (to the extent Guaranty desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

Section 5.05 Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the Execution Date until the Effective Time, Westbound shall:

(a) maintain its corporate existence in good standing;

(b) maintain the general character of its business and conduct its business in its ordinary and usual manner;

(c) extend credit only in accordance with existing lending policies and practices and in the Ordinary Course of Business;

(d) use commercially reasonable efforts to (i) preserve its business organization intact; (ii) retain the services of its present employees, officers, directors and agents; (iii) retain its present customers, depositors, suppliers and correspondent banks; and (iv) preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

(e) use commercially reasonable efforts to obtain any approvals or consents required to maintain all existing contracts, leases and documents relating to or affecting its assets, Properties and business;

(f) maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other Properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

(g) comply in all material respects with all Laws and permits applicable to its assets, Properties and operations;

(h) timely file all Tax Returns required to be filed by it and promptly pay all Taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable;

(i) withhold from each payment made to each of its employees the amount of all Taxes required to be withheld therefrom and pay the same to the appropriate Governmental Authority;

(j) continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

(k) account for all transactions in accordance with GAAP (unless otherwise instructed by RAP, in which instance account for such transaction in accordance with RAP) specifically without limitation paying or accruing for by the Closing Date all liabilities, obligations, costs, and expenses owed or incurred by Westbound on or before the Closing Date;

(l) perform, in all material respects, all of its obligations under contracts, leases and documents relating to or affecting its assets, Properties and business, except such obligations as it may in good faith dispute;

(m) maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; and

(n) timely file all reports required to be filed with Governmental Authorities and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate proceedings; and

(o) conduct its operations in the Ordinary Course of Business.

Section 5.06 Negative Covenants. From the Execution Date through the earlier of the Closing or termination of this Agreement, without the prior written consent of Guaranty, Westbound shall not:

(a) intentionally take any action that could reasonably be expected to result in a Material Adverse Change to Westbound;

(b) take or fail to take any action that could reasonably be expected to cause the representations and warranties made in Article III to be inaccurate in any material respect at the time of the Closing or preclude Westbound from making such representations and warranties at the time of the Closing;

(c) declare, set aside or pay or obligate itself to pay any dividend or other distribution with respect to its capital except Westbound may pay the Special Dividend;

(d) enter into, alter, amend, renew or extend any contract or commitment which would result in an obligation of Westbound to make payments in excess of $50,000, except for the transactions which are set forth on Schedule 5.06(d) of the Disclosure Schedules and Loans and extensions of credit in the Ordinary Course of Business which are subject to the provisions of Section 5.06(w) and Section 5.06(x);

(e) mortgage, pledge or subject to Lien any of its Properties or assets, tangible or intangible except (i) statutory Liens not yet delinquent, (ii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, and (iii) pledges of assets to secure public funds deposits;

(f) cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that in effect as of the Execution Date;

(g) incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the Ordinary Course of Business or in connection with the transactions contemplated by this Agreement or any of the agreements or documents contemplated hereby;

(h) discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the Ordinary Course of Business;

(i) issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the Execution Date, all of which are set forth on Schedule 5.06(i) of the Disclosure Schedules;

(j) amend or otherwise change its Articles of Association or bylaws;

(k) sell, transfer, lease to others or otherwise dispose of any material assets or Properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the Ordinary Course of Business;

(l) enter into any agreement, or give any promise, assurance or guarantee of the payment, related to the discharge or fulfillment of any undertaking or promise made by any other Person;

(m) sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(n) except for salary increases in the Ordinary Course of Business or as otherwise contemplated in this Agreement, payment of employee bonuses at Closing which are set forth on Schedule 5.06(n) of the Disclosure Schedules and which have been fully accrued as an expense and reflected in the calculation of Adjusted Tangible Equity, or benefits under the terms of an Employee Plan, make any material change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or pay or agree to or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or enter into any employment or consulting contract (other than as contemplated by this Agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than amendments required by applicable Law or termination of the Employee Plans contemplated by this Agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

(o) engage in any transaction with any Affiliate except in the Ordinary Course of Business;

(p) acquire any capital or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies, or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person;

(q) except as contemplated by this Agreement, terminate, cancel or surrender any contract, lease or other agreement or suffer or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a Material Adverse Change to Westbound;

(r) dispose of, enter into any settlement regarding any alleged breach or infringement of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or Proprietary Right or materially modify any existing rights with respect thereto;

(s) make any capital expenditures in excess of $50,000;

(t) hire or employ any new officer or hire or employ any new non-officer employee, other than to replace non-officer employees;

(u) make any, or acquiesce in any, change in financial accounting methods, principles or material practices, except as required by GAAP or RAP;

(v) pay a rate on deposits at Westbound materially higher than is consistent with the Ordinary Course of Business;

(w) make, acquire, modify or renew, or agree to make, acquire, modify or renew any Loans or loan participations (whether directly or indirectly through the purchase of loan participations from other lenders, deal paper or otherwise) to any Person (including any Affiliate, shareholder, member or partner of such Person) and any guarantor, surety, spouse, co-maker or co-obligor of such Person (each, a “Borrower”) that (A) would be a material violation of its policies and procedures in effect as of the date hereof, (B) would not be in the Ordinary Course of Business or (C) would exceed $500,000, individually or in the aggregate, to any Borrower, except (1) pursuant to commitments made before the date of this Agreement that are listed on Schedule 5.06(w) of the Disclosure Schedules and not covered by items A or B of this clause or (2) Loans fully secured by a certificate of deposit at the Bank; provided, that in the event that Westbound desires to make or renew any such Loan which would exceed $500,000, individually or in the aggregate, to any Borrower, it shall so advise Guaranty via e-mail transmission. Guaranty shall notify Westbound via e-mail transmission within two (2) Business Days of receipt of such notice whether Guaranty consents to such Loan; provided, that if Guaranty fails to notify Westbound within such time frame, Guaranty shall be deemed to have consented to such Loan.

(x) renew, extend the maturity of, or alter the material terms of any Loan except in compliance with Westbound’s existing policies and procedures and consistent with past practices;

(y) renew, extend the maturity of, or alter any of the material terms of any Loan classified as “OAEM”, “substandard” or “doubtful” other than in the Ordinary Course of Business;

(z) sell Investment Securities or purchase Investment Securities, other than U.S. Treasuries with a maturity of two (2) years or less; or

(aa) institute, settle or agree to settle, any Proceeding before any Governmental Authority other than in the Ordinary Course of Business; provided, that any payments provided for under any such settlement or agreement, contingent or otherwise, shall be accounted for in the calculation of Adjusted Tangible Equity;

(bb) redeem, purchase or otherwise acquire or obligate it to acquire, directly or indirectly, any of its capital or other securities;

(cc) (i) make, change or revoke any material Tax election, (ii) change any material method of Tax accounting, (iii) enter into any closing agreement or settle, compromise or abandon any audit or other proceeding relating to material Taxes, or (iv) file any amended material Tax Return;

(dd) issue a replacement of any certificate representing its securities except upon (i) written notice to Guaranty, (ii) presentation of a properly executed lost certificate affidavit in form reasonably satisfactory to Guaranty and (iii) if required by Guaranty, the delivery of an indemnity or surety bond in the amount of the consideration payable with respect to shares of Westbound Stock represented therein; or

(ee) enter into any agreement or make any commitment whether in writing or otherwise to take any of the types of action described in subsections (a)  through (dd) above.

Section 5.07 Access to Properties and Records; Financial Statements.

(a) To the extent permitted by applicable Law, Westbound shall afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of Guaranty full access during regular business hours to all of the books, contracts, commitments, personnel and records of Westbound, and furnish to Guaranty during such period all such information concerning Westbound and its affairs as Guaranty may reasonably request; provided, that Guaranty and GBT shall have no right to review confidential supervisory information (as such term is defined in 12 C.F.R. § 261.2) of Westbound, so that Guaranty may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Westbound, including access sufficient to verify the value of the assets and the liabilities of Westbound and the satisfaction of the conditions precedent to Guaranty’s obligations described in Article VIII. Guaranty shall request permission for all such access reasonably in advance and all such access shall be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of Westbound. Westbound agrees at any time, and from time to time, to furnish to Guaranty as soon as practicable, any additional information that Guaranty may reasonably request. No investigation by Guaranty or its representatives shall affect the representations and warranties set forth herein. All inspections by Guaranty under this provision will be at its expense.

(b) As soon as practicable after they become available, Westbound will deliver or make available to Guaranty all unaudited monthly financial statements prepared for the internal use of management of Westbound and all Reports of Condition and Income for Westbound filed with any Governmental Authority after the Execution Date. All such financial statements shall be prepared in accordance with GAAP (or RAP, as applicable) applied on a consistent basis with previous accounting periods.

Section 5.08 Minutes from Westbound Board Meetings. Westbound will provide Guaranty with copies of the minutes of all regular and special meetings of the Westbound Board, and of any committee thereof, held on or after the Execution Date. Westbound will provide copies of those minutes to Guaranty as soon as available, but in any event within ten (10) Business Days after the date of any such meeting, and Guaranty will keep those minutes confidential in accordance with Section 10.01. Notwithstanding the foregoing, no party shall be required to provide materials or information regarding any discussion that relates to matters involving this Agreement or any Acquisition Proposal (other than information required to be provided pursuant to Section 5.03(b)), and no party shall be required to provide access to or to disclose confidential supervisory information (as such term is defined in 12 C.F.R. § 261.2) or other information where such access or disclosure would, in the opinion of counsel, jeopardize the attorney-client privilege of the entity in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

Section 5.09 Notifications.

(a) Westbound shall promptly notify Guaranty in writing:

(i) if Westbound becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information provided by Westbound to Guaranty, any schedule to this Agreement or any representation or warranty made by Westbound in this Agreement or that results in Westbound’s failure to comply with any covenant, condition or agreement contained in this Agreement;

(ii) of any Proceeding or contingent liability that is reasonably expected to become the subject of a Proceeding, against Westbound or affecting any of its Properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change to Westbound. Westbound shall promptly notify Guaranty of any Proceeding, pending or, to the Knowledge of Westbound, threatened against Westbound that (i) questions or could reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by Westbound pursuant hereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby; and

(iii) if any change shall have occurred or, to the Knowledge of Westbound, been threatened (or any development shall have occurred or, to the Knowledge of Westbound, been threatened involving a prospective change) in the business, financial condition or operations of Westbound that has resulted in or could reasonably be expected to result in a Material Adverse Change to Westbound.

(b) No notification by Westbound under this Section 5.09 shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 5.10 Non-Governmental Consents and Approvals. Westbound shall use commercially reasonable efforts to obtain all consents and approvals from third parties listed on Schedule 3.04 of the Disclosure Schedules. Westbound will cooperate in all commercially reasonable respects with Guaranty to obtain all such approvals and consents required of Guaranty.

Section 5.11 Environmental Investigation; Right to Terminate Agreement.

(a) Guaranty and its consultants, agents and representatives, at the sole cost and expense of Guaranty, shall have the right to the same extent that Westbound has the right, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”). Guaranty shall notify Westbound in writing before any Environmental Inspection, and Westbound may place reasonable restrictions on the time of such Environmental Inspection. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by Guaranty, Guaranty shall (i) notify Westbound in writing of any Property for which it intends to conduct such a Secondary Investigation and the reasons for the Secondary Investigation, and (ii) at the sole cost and expense of Guaranty, commence the Secondary Investigation. Guaranty shall give reasonable written notice to Westbound of the Secondary Investigation, and Westbound may place reasonable time and place restrictions on the Secondary Investigation.

(b) Guaranty shall make available to Westbound the results and reports of such Environmental Inspections and Secondary Investigations after Guaranty receives or is advised of such results. Guaranty shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, Secondary Investigation or other environmental survey. If this Agreement is terminated, except as otherwise required by Law, reports to any Governmental Authority of the results of any Environmental Inspection, Secondary Investigation or other environmental survey shall not be made by Guaranty. Guaranty shall make no such report before Closing unless required to do so by applicable Law, and in such case will give Westbound reasonable written notice of Guaranty’s intentions.

(c) Guaranty shall have the right to terminate this Agreement if, with respect to the Properties (as defined in Section 11.10) only, (i) the factual substance of any warranty or representation set forth in Section 3.21 is not materially true and accurate; (ii) the results of an Environmental Inspection or Secondary Investigation are disapproved by Guaranty because such Environmental Inspection or Secondary Investigation identifies material violations or potential material violations of Environmental Laws; (iii) Westbound has refused to allow Guaranty to conduct an Environmental Inspection or Secondary Investigation in a manner that Guaranty reasonably considers necessary; (iv) the Environmental Inspection or Secondary Investigation identifies any past or present event, condition or circumstance that would result in a Material Adverse Change to Westbound; (v) the Environmental Inspection or Secondary Investigation identifies the presence of any underground or above ground storage tank in, on or under any Property that is not shown to be in material compliance with all Environmental Laws applicable to the tank either at the Execution Date or at a future time certain, or that has had a release of petroleum or some other Hazardous Material that has not been cleaned up to the satisfaction of the relevant Governmental Authority or any other party with a legal right to compel cleanup, which if Westbound were to take cleanup or remedial action to correct same, would result in a Material Adverse Change; or (vi) the Environmental Inspection or Secondary Investigation identifies the presence of any asbestos-containing material in, on or under any Property, the removal of which would reasonably be expected to result in a Material Adverse Change to Westbound. On or before the date that is sixty (60) days after the date of this Agreement, Guaranty shall advise Westbound in writing (the “Environmental Notice”) as to whether Guaranty intends to terminate this Agreement because Guaranty disapproves of the results of the Environmental Inspection or Secondary Inspection in respect of the Properties. Upon receipt of the Environmental Notice, Westbound shall have the opportunity to correct any objected to violations or conditions to Guaranty’s reasonable satisfaction within thirty (30) days after the date of the Environmental Notice. If Westbound fails to demonstrate correction of the violations or conditions to the reasonable satisfaction of Guaranty, Guaranty may terminate the Agreement on the thirty-first (31st) day after the delivery of the Environmental Notice.

(d) Westbound agrees to make available to Guaranty and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other environmental inspections and surveys. Westbound also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Guaranty and shall be entitled to certify the same in favor of Guaranty and its consultants, agents and representatives and make all other data available to Guaranty and its consultants, agents and representatives.

Section 5.12 Employee Benefit Plans. To the extent requested by Guaranty, Westbound shall execute and deliver such instruments and take such other actions as Guaranty may reasonably request in order to cause the amendment or termination of any Westbound Employee Plan or contractual arrangement with a Westbound PEO on terms satisfactory to Guaranty and in accordance with applicable Law and effective prior to the Closing Date; except that the winding up of any such plan may be completed following the Closing Date.

Section 5.13 Supplemental Disclosure Schedules. At least three (3) Business Days before the Closing, Westbound shall provide Guaranty with supplemental Disclosure Schedules to be delivered by Westbound pursuant to this Agreement reflecting any material changes thereto between the Execution Date and the Closing Date, provided, that although such supplement or amendment shall be deemed to modify the Disclosure Schedules for the purpose of determining whether there is a breach of any representation or warranty contained in this Agreement, such supplement or amendment shall not be deemed to have modified the representations, warranties and covenants for the purpose of determining whether the conditions set forth in Article VIII hereof have been satisfied.

Section 5.14 Releases. Westbound shall obtain from each of the directors and executive officers of Westbound a written release in the forms attached hereto as Exhibit E executed by such director or executive officer and dated the Closing Date, releasing Westbound from claims arising before the Effective Time.

Section 5.15 Conforming Accounting Adjustments. Westbound shall, if requested in writing by Guaranty, consistent with GAAP, RAP and applicable banking Laws, immediately before Closing, make such accounting entries as Guaranty may reasonably request in order to conform the accounting records of Westbound to the accounting policies and practices of Guaranty. No such adjustment by Westbound shall of itself constitute or be deemed to be a breach, violation or failure by Westbound to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or constitute grounds for termination of this Agreement by Guaranty or be an acknowledgment by Westbound of any adverse circumstances for purposes of determining whether the conditions to Guaranty’s obligations under this Agreement have been satisfied, nor will any such adjustment affect the calculation of the Adjusted Tangible Equity. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence by Westbound or its management with any such adjustments.

Section 5.16 D & O Liability Insurance. Contemporaneously with the Closing, Westbound shall purchase an extended reporting period for six (6) years under Westbound’s existing directors and officers liability insurance policy, on terms approved by Guaranty, such approval not to be unreasonably withheld, conditioned or delayed, for purposes of covering actions occurring before the Effective Time. Notwithstanding any other provision of this Agreement, the premiums for such coverage shall be paid and accrued for by Westbound and shall be included (as a deduction) in the calculation of Adjusted Tangible Equity.

Section 5.17 Termination of Contracts.

(a) Westbound will take all actions necessary to terminate each Contract listed on Schedule 5.17(a) of the Disclosure Schedules, and any other Contract reasonably requested by Guaranty, prior to the Closing Date (collectively, the “Terminated Contracts”); provided, that any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Westbound in connection with the termination of any Terminated Contract shall be accrued or paid by Westbound on or prior to the Calculation Date in accordance with this Section 5.17(a) and shall be reflected in the calculation of Transaction Expenses as contemplated by Section 2.02(c)(ii). For the avoidance of doubt, Guaranty will not pay or be responsible for the payment of any costs, fees, expenses, contract payments, penalties or liquidated damages in connection with the termination of any contract subject to this Section 5.17(a).

(b) Such notice and actions by Westbound pursuant to this Section 5.17 will be in accordance with the terms of such Contracts and applicable Law.

Section 5.18 Allowance for Loan and Lease Losses.

(a) Westbound shall maintain its allowance for loan and lease losses at the greater of (i) at a level consistent with its historical methodology and in material compliance with GAAP and RAP (as applicable) and the Interagency Policy Statement on the Allowance for Loan and Lease Losses or (ii) one and twenty-three hundredths percent (1.23%) of all outstanding Loans of Westbound (the “Minimum Allowance Amount”); provided, that any specific reserves for the Loans set forth on Schedule 5.18 of the Disclosure Schedules (which shall be subject to the Escrow Agreement pursuant to Section 2.03, collectively, the “Subject Loans”) shall be excluded from the calculation of Westbound’s allowance for loan and lease losses for purposes of clause (i) of this sentence. If the allowance for loan and lease losses is less than the Minimum Allowance Amount on the

Calculation Date, Westbound shall make a provision for loan loss in an amount necessary to increase the allowance for loan and lease losses to an amount equal to the Minimum Allowance Amount as of the Calculation Date. For the avoidance of doubt, any such provision shall be taken into account in the calculation of Adjusted Tangible Equity pursuant to Section 2.02(c)(i).

(b) With respect to any Subject Loan that is Resolved by Westbound between the Execution Date and the Closing Date, Guaranty agrees that (i) such Subject Loan shall be removed from Schedule 5.18 of the Disclosure Schedules and (ii) the total escrow reserve for the Subject Loans indicated on Schedule 5.18 of the Disclosure Schedules (the “Escrow Reserve”) shall be correspondingly reduced by the specific reserve set forth on Schedule 5.18 of the Disclosure Schedules for such Subject Loan. In the event that any of the Subject Loans are Resolved by Westbound between the Execution Date and the Closing Date, the Escrow Reserve shall be updated as of the Closing Date to reflect any reductions to the Escrow Reserve in accordance with the foregoing sentence. For the purposes of this Agreement, “Resolved” means, with respect to a Subject Loan, (i) (A) the outstanding principal balance and accrued interest payable on the Subject Loan has been paid in full and is no longer outstanding, (B) the sale of the Subject Loan to a third party, (C) the Subject Loan has been fully charged off, (D) Westbound has foreclosed on the Subject Loan and liquidated and disposed of the collateral securing the Subject Loan, or (E) the other complete disposition of a Subject Loan, and in each case (with respect to (A) through (E) above), the Subject Loan is no longer on the books of Westbound, or (ii) the Subject Loan is upgraded to a “pass” rating by Westbound, provided that Guaranty has agreed to such “pass” grading in writing as determined in its reasonable discretion.

(c) If the outstanding principal balance of any Subject Loan is paid down by the borrower or charged off by Westbound between the Execution Date and the Closing Date, in either case, to an amount less than the sum of the specific reserve plus the ALLL Credit for such Subject Loan (each as set forth on Schedule 5.18 of the Disclosure Schedules), Guaranty agrees that the specific reserve for such Subject Loan shall be reduced to the outstanding principal balance of such Subject Loan as of the Closing Date. In the event that any of the specific reserves of the Subject Loans are reduced in accordance with this Section 5.18(c), then the Escrow Reserve shall be updated as of the Closing Date to reflect any such reductions.

Section 5.19 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid fifty percent (50%) by Westbound when due. If Westbound is responsible under applicable Law, Westbound will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if Guaranty is responsible for such filing under applicable Law, Westbound will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) Westbound shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(c) Westbound will use its commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed as a direct result of the transactions contemplated hereby.

(d) Westbound will not take any action or omit to take any action that would prevent or impede the Merger from qualifying as a reorganization described in the Code § 368(a) or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation § 1.368-1(d).

(e) In the event of any audit of Westbound’s federal or state Tax Returns prior to the consummation of the Merger, Westbound shall cooperate with Guaranty regarding any such audit and

Westbound shall not settle the same without the written consent of Guaranty, which consent will not be unreasonably withheld.

Section 5.20 Tax Certificates. Officers of Westbound shall execute and deliver to Fenimore, Kay, Harrison & Ford, LLP and to Hunton & Williams, LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including prior to the effective date of the Proxy Statement and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax treatment of the Merger pursuant to Section 7.12 and Section 8.14.

Section 5.21 Cancellation of Westbound Options. Westbound shall, prior to the Closing Date, use its reasonable best efforts to obtain all consents as may be required to effect the treatment of Westbound Options pursuant to the provisions of Section 1.06(f) and to cancel the Westbound Options outstanding as of the Effective Time and to obtain the agreements provided for by Section 8.16.

ARTICLE  VI

COVENANTS OF GUARANTY AND GBT

Guaranty and GBT hereby make the covenants set forth in this Article VI to Westbound.

Section 6.01 Commercially Reasonable Efforts. Guaranty and GBT will use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02 Notifications. Guaranty shall promptly notify Westbound in writing:

(a) if Guaranty becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule to this Agreement or any representation or warranty made by Guaranty in this Agreement or that results in Guaranty’s failure to comply with any covenant, condition or agreement contained in this Agreement;

(b) of any Proceeding or contingent liability that might reasonably be expected to become the subject of a Proceeding, against Guaranty or GBT or affecting any of their respective Properties, if such Proceeding or potential Proceeding is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change to Guaranty. Guaranty shall promptly notify Westbound in writing of any Proceeding, pending or, to the Knowledge of Guaranty, threatened against Guaranty or GBT that (i) questions or could reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Guaranty with respect hereto or thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby; and

(c) if any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, financial condition, or operations of Guaranty and/or GBT that has or may reasonably be expected to have to result in a Material Adverse Change with respect to Guaranty or GBT or lead to a failure to obtain necessary regulatory approval of the transactions contemplated by this Agreement.

No notification by Guaranty under this Section 6.02 shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.03 Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the Execution Date until the Effective Time, Guaranty shall and shall cause GBT to (a) maintain its corporate existence in good standing; (b) maintain the general character of its business and conduct its business in its ordinary and usual manner; (c) extend credit only in accordance with existing lending policies and practices; and (d) use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

Section 6.04 Negative Covenants. Guaranty shall not, nor shall it permit any of its Subsidiaries to, (a) amend the Certificate of Formation or bylaws of Guaranty in a manner that would adversely affect Westbound, (b) take, or knowingly fail to take, any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code, (c) take any action that would adversely affect or delay (i) the ability to obtain the necessary approvals of any Governmental Authority required for the consummation of the transactions contemplated hereby, or (ii) its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or (d) agree or commit to do any of the foregoing.

Section 6.05 Registration Statement.

(a) As soon as reasonably practicable following the Execution Date, Guaranty shall prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Guaranty with the SEC in connection with the registration and issuance of the shares of Guaranty Common Stock to Westbound shareholders pursuant to Section 1.06(c) (including the Proxy Statement for the Westbound Meeting and prospectus and other proxy solicitation materials constituting a part thereof). Guaranty shall provide Westbound, and its legal, financial and accounting advisors, the right to review and provide comments upon (i) the Registration Statement in advance of such Registration Statement being filed with the SEC and (ii) on all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before filing or submission to the SEC. Guaranty shall consider in good faith all comments from Westbound and its legal, financial and accounting advisors to the Registration Statement, all amendments and supplements thereto and all responses to requests for additional information; provided, that Westbound and such advisors review and provide comments in a reasonably prompt manner. Westbound agrees to cooperate with Guaranty and Guaranty’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor and in taking such other reasonable actions in connection with the Registration Statement and the Proxy Statement. Guaranty shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as reasonably practicable after the filing thereof. Guaranty also agrees to use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) Guaranty agrees that none of the information supplied by Guaranty for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act and (ii) any other filings made under applicable federal or Texas banking or securities Laws, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Guaranty further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform Westbound thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement. Guaranty agrees to advise Westbound, promptly after Guaranty receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of shares of Guaranty Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Guaranty is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. Guaranty agrees to promptly provide to Westbound copies of all correspondence between Guaranty or any of its representatives, on the one hand, and the SEC, on the other hand.

Section 6.06 NASDAQ Listing. Guaranty shall timely file all documents, take all actions reasonably necessary and otherwise use its commercially reasonable best efforts to list, before the Closing Date, on the NASDAQ the shares of Guaranty Common Stock to be issued to Westbound shareholders in connection with the Merger.

Section 6.07 Issuance of Guaranty Common Stock. The shares of Guaranty Common Stock to be issued by Guaranty to the shareholders of Westbound pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Guaranty Common Stock to be issued to the shareholders of Westbound pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Guaranty or any other Person. The shares of Guaranty Common Stock to be issued to the shareholders of Westbound pursuant to this Agreement (and pursuant to the Registration Statement after it has become effective) will be freely tradable by each Westbound shareholder who is not a dealer for purposes of the Securities Act, except for shares of Guaranty Common Stock issued to any Westbound shareholder who may be deemed to be an “affiliate” (under the Exchange Act) of Guaranty after completion of the Merger.

Section 6.08 Regulatory and Other Approvals. With the cooperation of Westbound, Guaranty shall file or cause to be filed any applications for regulatory approvals required to be obtained by Guaranty and GBT in connection with this Agreement and the transactions contemplated hereby, including an application for the prior approval of the Merger by the OCC. Guaranty shall provide Westbound, and its legal, financial and accounting advisors, the right to review and provide comments upon the non-confidential portions of regulatory applications prior to submission to the Regulatory Authorities, provided that Westbound and such advisors review and provide comments in a reasonably prompt manner. Guaranty shall consider in good faith all comments from Westbound and its legal, financial and accounting advisors to such applications, all amendments and supplements thereto and all responses to requests for additional information. Such applications shall be filed within thirty (30) calendar days of the Execution Date. Guaranty shall use its commercially reasonable best efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time. Guaranty shall keep Westbound reasonably informed as to the status of such applications and filings, and Guaranty shall promptly furnish Westbound and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested.

Section 6.09 Director and Officer Indemnification. For a period of six (6) years after the Effective Time, Guaranty or GBT shall indemnify, advance expenses to, defend and hold harmless each Person entitled to indemnification or advance of expenses from Westbound (each, an “Indemnified Party”) against all liabilities, costs, expenses, judgment, fines, losses, claims, or damages arising out of or relating to any actions or omissions occurring at or prior to the Effective Time (including, without limitation, matters related to the negotiation, execution or performance of this Agreement or consummation of the Merger) to the same extent and subject to the conditions, if any, set forth in the Articles of Association and bylaws of Westbound as in effect on the Execution Date; provided that the Indemnified Party to whom expenses are advanced provides a signed written undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification under applicable Law. If Guaranty or GBT fails promptly to pay the amounts due pursuant to this Section 6.09, and, in order to obtain such payment, an Indemnified Party commences a Proceeding which results in a judgment against Guaranty or GBT for failure to provide indemnification, Guaranty or GBT shall pay the costs and expenses of the Indemnified Party (including attorneys’ fees and expenses) in connection with such Proceeding. Furthermore, if Guaranty, GBT, or any of their respective successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Guaranty, GBT,or the respective surviving company shall assume the obligations set forth in this Section 6.09 prior to or simultaneously with the consummation of such transaction.

Section 6.10 Employee Matters.

(a) Guaranty agrees that the employees of Westbound who continue their employment after the Closing Date (the “Westbound Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Guaranty and GBT, subject to the granting of credit for prior service as provided below, in accordance with the respective terms of such plans and programs, and Guaranty shall take all actions necessary or appropriate to facilitate coverage of the Westbound Employees in such plans and programs and the granting of such credit from and after the Closing Date.

(b) GBT shall, on or before the fifteenth (15th) calendar day prior to the anticipated Closing Date, provide Westbound with a list of employees of Westbound to whom GBT will not offer employment (the “Terminated Employees”) and a list of employees of Westbound who will be provided with retention agreements, including the terms and conditions of such retention agreements. Such lists will be kept confidential by Westbound and shall be disclosed only to the executive officers of Westbound who need to know such information, and such information shall not be discussed with employees of Westbound without the prior written consent of Guaranty, which consent will not be unreasonably withheld. Provided that Westbound has properly terminated such employees at or prior to the Effective Time, Westbound may make severance payments to the Terminated Employees in accordance with Westbound’s existing severance policies in the Westbound Employee Plans as of the date of this Agreement. For the avoidance of doubt, any such severance payments and retention or “stay put” bonuses paid by Westbound shall be Transaction Expenses.

(c) Each Westbound Employee will be entitled to credit for prior service with Westbound for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (other than for purposes of vesting under stock incentive plans and for benefits accrual purposes under Guaranty’s employee stock ownership plan), sponsored by Guaranty or GBT to the extent permitted by applicable Law. To the extent permitted by applicable Law, any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Westbound Employee and their eligible dependents. Without limiting the foregoing, Guaranty shall extend coverage to Westbound Employees for health care, dependent care and limited purpose health care flexible spending accounts established under the Code § 125 to the same extent as available to similarly situated employees of Guaranty or its Subsidiaries to the extent permitted by applicable Law. Guaranty shall give effect to any elections made by Westbound Employees with respect to such accounts under Westbound’s Employee Plan to the extent permitted by applicable Law. Westbound Employees shall be credited with amounts available for reimbursement equal to such amounts as were credited under Westbound’s Employee Plan to the extent permitted by applicable Law. Notwithstanding the foregoing, to the extent that waiving such conditions or crediting such amounts requires the consent of Guaranty’s or GBT’s health insurance carrier, Guaranty shall only be required to use commercially reasonable best efforts to cause such carrier to waive such conditions and credit such amounts. Guaranty shall provide each Westbound Employee with credit for co-payments and deductibles paid in the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under the Guaranty plans in which such Westbound Employee is entitled to participate. For purposes of determining Westbound Employee’s benefits for the calendar year in which the Merger occurs under Guaranty’s vacation program, any vacation taken by a Westbound Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Guaranty vacation benefit available to such Westbound Employee for such calendar year.

Section 6.11 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid fifty percent (50%) by Guaranty when due. If Guaranty is responsible under applicable Law, Guaranty will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if Westbound is responsible for such filing under applicable Law, Guaranty will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) Guaranty shall prepare, or cause to be prepared, and file, or caused to be filed, all Tax Returns for Westbound that are filed after the Closing and shall pay all Taxes with respect to such Tax Returns. Guaranty shall not amend any Tax Return with respect to any taxable period beginning on or prior to the Closing Date, without the consent of the Westbound Shareholders’ Representative, which consent shall not be unreasonably withheld or delayed, if such amendment would reasonably be expected to cause additional Tax liability for former Westbound shareholders.

(c) After the Effective Time, Guaranty may settle any audit of Westbound commencing prior to the Effective Time in any matter that it determines is appropriate ; provided, however, the Westbound Shareholders’ Representative shall have the right, at its own expense, to control any audit relating to any and all Taxes for any taxable period of Westbound ending on or before the Effective Time if such audit would reasonably be expected to cause additional Tax liability for former Westbound shareholders and Guaranty shall not be permitted to settle any such audit without the consent of the Westbound Shareholders’ Representative, which consent shall not be unreasonably withheld or delayed.

(d) Guaranty shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation § 1.368-3.

(e) Guaranty will use its commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed as a direct result of the transactions contemplated hereby.

(f) Guaranty will not take any action or omit to take any action, including but not limited to any action or omission after the Effective Time, that would prevent or impede the Merger from qualifying as a reorganization described in Code § 368(a) or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation § 1.368-1(d).

Section 6.12 Tax Certificates. Officers of Guaranty and GBT shall execute and deliver to Fenimore, Kay, Harrison & Ford, LLP and to Hunton & Williams, LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including prior to the effective date of the Proxy Statement and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax treatment of the Merger pursuant to Section 7.12 and Section 8.14.

Section 6.13 No Control of Westbound’s Business. Nothing contained in this Agreement shall give Guaranty or GBT, directly or indirectly, the right to control or direct the operations of Westbound prior to the Effective Time. Prior to the Effective Time, (a) each of Westbound and Guaranty will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, (b) Westbound will not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws and (c) Westbound will not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF WESTBOUND

The obligations of Westbound under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by Westbound:

Section 7.01 Representations and Warranties. All representations and warranties made by Guaranty in Article IV shall have been true and correct in all material respects (except for those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) when made and as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (other than those limited to a specified date, which shall speak only as to such date).

Section 7.02 Performance of Obligations. Guaranty shall have, or shall have caused to be, performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by Guaranty at or before the Closing.

Section 7.03 Third Party Approvals. Westbound shall have received such approvals and consents as described on Schedule 3.04 of the Disclosure Schedules in connection with this Agreement and any other agreement contemplated hereby, and with the consummation of the transactions contemplated hereby and thereby, and all applicable waiting periods shall have expired.

Section 7.04 No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (a) make this Agreement or any other agreement contemplated hereby or thereby, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to consummate this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) upon the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or could reasonably be expected to subject Westbound, or any of its officers, directors, shareholders or employees, to criminal or civil liability. No Proceeding by or before any Governmental Authority or by any other Person shall be threatened, instituted or pending that could reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.05 Delivery of Closing Documents. At the Closing, Guaranty shall deliver to Westbound such documents and certificates reasonably necessary to carry out the terms and provisions of this Agreement in form and substance reasonably satisfactory to Westbound, including the following (all of such actions constituting conditions precedent to Westbound’s obligations to close hereunder):

(a) a certificate, dated as of the Closing Date, executed by the Secretary of Guaranty, acting solely in his or her capacity as an officer of Guaranty, pursuant to which Guaranty shall certify (i) the due adoption by the Guaranty Board corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement, and the other agreements and documents to which Guaranty is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (ii) the incumbency and true signatures of those officers of Guaranty duly authorized to act on its behalf in connection with (A) the execution and delivery of this Agreement and any other agreements and documents to which Guaranty is a party contemplated hereby and thereby, and (B) the taking of all actions contemplated hereby and thereby on behalf of Guaranty;

(b) a certificate, dated as of the Closing Date, duly executed by the Secretary of GBT, acting solely in his or her capacity as an officer of GBT, pursuant to which GBT shall certify (i) the due adoption by the board of directors of GBT of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and any other agreements and documents contemplated hereby, and the consummation of the transactions contemplated hereby; (ii) the approval by Guaranty, as the sole shareholder of GBT, of this Agreement, and the consummation of the transactions contemplated hereby; and (iii) the incumbency and true signatures of those officers of GBT duly authorized to act on its behalf in connection with the execution and delivery of this Agreement and any other agreements and documents contemplated hereby, and the consummation of the transactions contemplated hereby, on behalf of GBT;

(c) a certificate duly executed by an executive officer of Guaranty, acting solely in his capacity as an executive officer of Guaranty, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 7.01, Section 7.02 and Section 7.09; and

(d) all other documents required to be delivered to Westbound by Guaranty under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the terms of this Agreement and reasonably requested by Westbound or its counsel.

Section 7.06 Shareholder Approvals. The shareholders of Westbound shall have approved this Agreement and the transactions contemplated hereby by the Requisite Westbound Vote.

Section 7.07 Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no Proceeding by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities Laws relating to the issuance or trading of the shares of Guaranty Common Stock to be issued in the Merger shall have been received.

Section 7.08 Listing of Guaranty Common Stock. The shares of Guaranty Common Stock to be delivered to the shareholders of Westbound pursuant to this Agreement shall have been authorized for listing on the NASDAQ and such approval shall not have been withdrawn or revoked.

Section 7.09 No Material Adverse Change. There shall have been no Material Adverse Change to Guaranty since December 31, 2017.

Section 7.10 Escrow Agreement. The Escrow Agreement, in the form attached hereto as Exhibit D, shall have been executed by each of the parties thereto and shall be and remain in full force and effect as of the Closing Date.

Section 7.11 Delivery of Aggregate Merger Consideration. Guaranty shall have delivered, or caused to be delivered, to the Exchange Agent, the Aggregate Merger Consideration, and Westbound shall have received evidence of the same from Guaranty.

Section 7.12 Tax Opinion. Westbound shall have received the written opinion of Hunton & Williams, LLP, in form and substance reasonably satisfactory to Westbound, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, that the Merger shall be treated as a “reorganization” within the meaning of the Code § 368(a). In rendering such opinion, such counsel may require and rely upon the certificates, representations and covenants referred to in Section 5.19 and Section 6.12.

Section 7.13 Assignment and Assumption Agreement. The Assignment and Assumption Agreement, in the form attached hereto as Exhibit G, pursuant to which Westbound will assign to Guaranty and GBT, and Guaranty and GBT will assume, all of the obligations of the Salary Continuation Agreements (as defined therein) effective as of the Closing Date, shall have been executed by each of the parties thereto and shall be and remain in full force and effect as of the Closing Date.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF GUARANTY AND GBT

The obligations of Guaranty and GBT under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by Guaranty.

Section 8.01 Representations and Warranties. All representations and warranties made by Westbound in Article III shall have been true and correct in all material respects (except for those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) when made and as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (other than those limited to a specified date, which shall speak only as to such date).

Section 8.02 Performance of Obligations. Westbound shall have, or shall have caused to be, performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by Westbound before or at the Closing.

Section 8.03 Delivery of Closing Documents. At the Closing, Westbound shall have delivered to Guaranty such documents and certificates reasonably necessary to carry out the terms and provisions of this Agreement in form and substance satisfactory to Guaranty, including the following (all of such actions constituting conditions precedent to Guaranty’s obligations to close hereunder):

(a) a certificate, dated as of the Closing Date, duly executed by the Secretary of Westbound, acting solely in his or her capacity as an officer of Westbound, pursuant to which Westbound shall certify (i) the due adoption by the Westbound Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and any other agreements and documents to which Westbound is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby; (ii) the approval by the shareholders of Westbound of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger; (iii) the incumbency and true signatures of those officers of Westbound duly authorized to act on its behalf in connection with (A) the execution and delivery of this Agreement and any other agreements and documents to which Westbound is a party contemplated hereby and thereby, and (B) the taking of all actions contemplated hereby and thereby on behalf of Westbound; and (iv) a true and correct list of the record holders (A) of Westbound Stock and (B) the Westbound Options (including exercise price) as of the Closing Date;

(b) a certificate duly executed by an executive officer of Westbound, acting solely in his capacity as an executive officer of Westbound, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 8.01, Section 8.02 and Section 8.06;

(c) prior to the Effective Time, the Westbound Shareholder Agreement shall have been terminated by Westbound and the other parties thereto in accordance with the terms thereof;

(d) as of the Effective Time (i) all Westbound Employee Plans (as defined in Section 3.29) required to be terminated by Guaranty in writing before the Closing have been terminated in accordance with the terms of such Employee Plans, the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other applicable Laws and that all affected participants have been notified of such terminations to the extent such notice is required by applicable Laws, and (ii) Seller shall have provided evidence reasonably satisfactory to Guaranty of (i) of this subsection;

(e) all consents and approvals listed on Schedule 3.04 of the Disclosure Schedules;

(f) supplemental disclosure schedules as required by Section 5.13 and the Closing Date; and

(g) all other documents required to be delivered to Guaranty by Westbound under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the terms of this Agreement and reasonably requested by Guaranty or its counsel.

Section 8.04 Government Approvals. Guaranty and/or GBT shall have received approvals and consents as may be required by applicable Law from all applicable Governmental Authorities, including the OCC, in connection with this Agreement and any other agreement contemplated hereby, and with the consummation of the transactions contemplated hereby and thereby, and all applicable waiting periods shall have expired. Such approvals and consents shall not have imposed, in the reasonable good faith judgment of Guaranty, any material adverse requirement upon Guaranty or its Subsidiaries, including any requirement that Guaranty sell or dispose of any significant amount of its assets or any Guaranty Subsidiary.

Section 8.05 No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (a) make this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of Westbound or Guaranty, (c) impose material limits on the ability of any party to this Agreement to consummate the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, (d) otherwise result in a Material Adverse Change to Westbound, GBT or Guaranty, or (e) upon the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or would reasonably be expected to subject Guaranty or any of its Subsidiaries, or any officer, director, shareholder or employee of Guaranty or any of its Subsidiaries, to criminal or civil liability. No Proceeding by or before any Governmental Authority or by any other Person shall be threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (e) above.

Section 8.06 No Material Adverse Change. There shall have been no Material Adverse Change to Westbound since December 31, 2017.

Section 8.07 Minimum Adjusted Tangible Equity. The Final Adjusted Tangible Equity shall not be less than $16,500,000.

Section 8.08 Minimum ALLL. As of the Closing Date, the allowance for loan and lease losses of Westbound shall be at least the Minimum Allowance Amount (as defined at Section 5.18(a) of this Agreement).

Section 8.09 Shareholder Approvals. The shareholders of Westbound shall have approved this Agreement and the transactions contemplated hereby by the Requisite Westbound Vote. The holders of no more than five percent (5%) of the Westbound Stock shall have exercised and not forfeited their statutory dissenters’ rights under the TBOC.

Section 8.10 Registration Statement. The Registration Statement covering the shares of Guaranty Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no Proceeding by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities Laws relating to the issuance or trading of the shares of Guaranty Common Stock to be issued in the Merger shall have been received.

Section 8.11 Listing. The shares of Guaranty Common Stock to be issued to Westbound shareholders pursuant to this Agreement shall have been approved for listing on the NASDAQ and such approval shall not have been withdrawn or revoked.

Section 8.12 Ancillary Agreements.

(a) Each of the Director Support Agreements shall be and remain in full force and effect as of the Closing Date.

(b) The Voting Agreement shall be and remain in full force and effect as of the Closing Date.

(c) Each of the Employment Agreements executed by the officers of Westbound listed on Schedule 8.12(c) of the Disclosure Schedules shall be and remain in full force and effect as of the Closing Date.

(d) The Escrow Agreement, in the form attached hereto as Exhibit D, shall have been executed by each of the parties thereto and shall be and remain in full force and effect as of the Closing Date.

(e) Each director of Westbound shall have entered into an agreement in the form attached hereto as Exhibit E, releasing Westbound from any and all claims by such director (collectively, the “Director Releases”), and such Director Releases shall be and remain in full force and effect as of the Closing Date.

(f) Westbound shall use its best efforts to have each of the officers listed on Schedule 8.12(f) of the Disclosure Schedules enter into an agreement in the form attached hereto as Exhibit E, releasing Westbound from any and all claims by such officer (collectively, the “Officer Releases”), and such Officer Releases shall be and remain in full force and effect as of the Closing Date.

(g) Westbound shall use its best efforts to have each of the officers of Westbound listed on Schedule 8.12(g) of the Disclosure Schedules enter into a Confidentiality and Non-Solicitation Agreement in the form attached hereto as Exhibit F (collectively, the “Non-Solicitation Agreements”), and such Non-Solicitation Agreement shall be effective as of the Effective Time.

Section 8.13 Terminated Contracts. Guaranty shall have received evidence, in form and substance reasonably satisfactory to Guaranty, that each of the Terminated Contracts has been terminated by Westbound prior to the Closing Date.

Section 8.14 Tax Opinion. Guaranty shall have received the written opinion of Fenimore, Kay, Harrison & Ford, LLP, in form and substance reasonably satisfactory to Guaranty, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, that the Merger shall be treated as a “reorganization” within the meaning of the Code § 368(a). In rendering such opinion, Fenimore, Kay, Harrison & Ford, LLP may rely upon the certificates, representations and covenants referred to in Section 5.19 and Section 6.12.

Section 8.15 FIRPTA Certificate. Westbound shall have delivered to Guaranty a duly executed certificate, in form and substance as prescribed by Treasury regulations promulgated under § 1445 of the Code, stating that Westbound Common Stock is not, and has not been, during the relevant period specified in § 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of § 897(c)(1) of the Code.

Section 8.16 Cancellation of Westbound Options. Each Option Holder Release Agreement executed by a holder of Westbound Options prior to the Closing Date shall not have been terminated and shall be in full force as of the Closing Date.

ARTICLE IX

TERMINATION AND ABANDONMENT

Section 9.01 Right of Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Guaranty or Westbound:

(a) by mutual consent of Guaranty and Westbound in a written instrument, if the board of directors of each so determines by a vote of a majority of the members of its entire board;

(b) by either the Guaranty Board or the Westbound Board if any Governmental Authority that must grant a Requisite Regulatory Approval has denied approval of the Merger or the other transactions contemplated hereby, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either the Guaranty Board or the Westbound Board (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if the Merger shall not have been consummated on or before September 30, 2018 (the “Termination Date”); provided, however, that if the Merger has not been consummated on or before the Termination Date because approval to consummate the transactions contemplated by this Agreement has not been received from a Governmental Authority, then such date may be extended by either party without the consent of the other parties to this Agreement for a period not to exceed thirty-one (31) days; provided further that such Termination Date or extension thereof may also be extended to such later date as agreed upon by the parties hereto; provided further, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Closing to occur on or before the Termination Date;

(d) by either the Guaranty Board or the Westbound Board (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Westbound, in the case of a termination by Guaranty, or Guaranty, in the case of a termination by Westbound, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Article VIII, in the case of a termination by Guaranty, or Article VII, in the case of a termination by Westbound, and which is not cured within thirty (30) days following written notice to Westbound, in the case of a termination by Guaranty, or Guaranty, in the case of a termination by Westbound, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Guaranty, if the Westbound Board shall have (i) changed, withdrawn or failed to make a recommendation in the Proxy Statement that the shareholders of Westbound approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Guaranty, or resolved to do so, in any such case whether or not permitted by the terms hereof, (ii) recommended or endorsed a Superior Proposal, or (iii) breached its obligations under Section 5.03 or Section 5.04 in any material respect;

(f) by Guaranty, if Westbound shall have failed to obtain the Requisite Westbound Vote at the duly convened Westbound Meeting or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken;

(g) by Westbound if, prior to the approval of this Agreement by the shareholders of Westbound by the Requisite Westbound Vote, Westbound has effected a Change of Recommendation with respect to a Superior

Proposal and has complied in all material respects with its obligations under Section 5.03 and Section 5.04 of this Agreement; or

(h) by Westbound, if:

(i) the Determination Date VWAP is less than $25.14; and

(ii) the number obtained by dividing the Determination Date VWAP by $31.43 is less than the number obtained by dividing (A) the Final Index Price (as defined below) by (B) the Initial Index Price (as defined below) and subtracting 0.15 from such quotient; provided, however, that a termination by Westbound pursuant to this Section 9.01(h) will have no force and effect if Guaranty agrees in writing (within five (5) Business Days after receipt of Westbound’s written notice of such termination) to increase (A) the number of shares of Guaranty Common Stock in the Aggregate Stock Consideration from 900,000 and/or (B) the Aggregate Cash Consideration, such that the Aggregate Merger Consideration is equal to $30,456,050 (valuing the Aggregate Stock Consideration based on the Determination Date VWAP). If within such five (5)-Business Day period, Guaranty delivers written notice to Westbound that Guaranty intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Guaranty in writing of the revised Aggregate Stock Consideration or the revised Aggregate Cash Consideration, then no termination will occur pursuant to this Section 9.01(h), and this Agreement will remain in full force and effect in accordance with its terms (except that the Aggregate Stock Consideration or the Aggregate Cash Consideration will be modified in accordance with this Section 9.01(h)).

For purposes of this Section 9.01(h), the following terms will have the meanings indicated below:

“Final Index Price” means the average of the daily closing value of the Index for the 15 consecutive trading days ending on and including the trading day immediately preceding the tenth (10th) day prior to the Determination Date.

“Index” means the financial institutions with the following trading symbols: ABTX, CADE, CFR, FFIN, GNBC, HTH, IBTX, IBOC, LTXB, PB, SBSI, TCBI and VBTX.

“Initial Index Price” means the closing value of the Index on the date immediately prior to the date of this Agreement.

Section 9.02 Notice of Termination. The power of termination provided for by Section 9.01 may be exercised only by a notice given in writing, as provided for in Section 11.06.

Section 9.03 Effect of Termination.

(a) In the event of termination of this Agreement by either Guaranty or Westbound as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, and none of Guaranty, Westbound, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) this Section 9.03, Article X, and Article XI shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Guaranty nor Westbound shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b) In the event that this Agreement is terminated by Guaranty pursuant to Section 9.01(c) if, at the time of termination, (i) the Westbound Meeting has not occurred, (ii) there has been an Acquisition Proposal communicated to the Westbound Board at any time prior to the termination of this Agreement, and (iii) within twelve (12) months after the date of such termination, Westbound enters into a definitive agreement with the party or parties that made such Acquisition Proposal, then, Westbound shall, on the date of entry into a definitive agreement with respect to such Acquisition Proposal, pay Guaranty, by wire transfer of same day funds, a fee equal to $1,515,500 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Guaranty pursuant to:

(i) Section 9.01(e), then Westbound shall pay Guaranty, by wire transfer of same day funds, the Termination Fee on the date of termination, or

(ii) Section 9.01(f), if at the time of the failure of the shareholders to approve this Agreement there shall exist an Acquisition Proposal that has not been withdrawn and that has been publicly announced or communicated to the Westbound shareholders, and, within twelve (12) months after the date of such termination, Westbound enters into a definitive agreement with respect to such Acquisition Proposal, then Westbound shall pay Guaranty, by wire transfer of same day funds, the Termination Fee on the date that Westbound enters into such a definitive agreement.

(d) In the event that this Agreement is terminated by Westbound pursuant to Section 9.01(g), then Westbound shall pay Guaranty, by wire transfer of same day funds, the Termination Fee on the date of termination.

(e) Each of Guaranty and Westbound acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Westbound fails promptly to pay the amount due pursuant to this Section 9.03, and, in order to obtain such payment, the Guaranty commences a suit which results in a judgment against Westbound for the Termination Fee, such non-paying party shall pay the costs and expenses of Guaranty (including attorneys’ fees and expenses) in connection with such suit. In addition, if Westbound fails to pay the amounts payable pursuant to this Section 9.03, then Westbound shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as reported by Bloomberg Financial, LP or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

ARTICLE X

CONFIDENTIAL INFORMATION

Section 10.01 Confidentiality. Each Recipient hereby agrees that the Subject Information will be used solely for the purpose of reviewing and evaluating the transactions contemplated by this Agreement and any other agreement contemplated hereby, and that the Subject Information will be kept confidential by the Recipient and the Recipient’s Representatives; but (a) any of such Subject Information may be disclosed to the Recipient’s Representatives (including the Recipient’s accountants, attorneys and investment bankers) who need to know such Subject Information for the purpose of evaluating the contemplated transaction between the Disclosing Party and the Recipient (it being understood that such Representatives shall be informed by the Recipient of the confidential nature of such Subject Information and that the Recipient shall direct and cause such Persons to treat such Subject Information confidentially); (b) any of such Subject Information may be disclosed by a Recipient who has been ordered by a court to do so or is required by Law to do so provided Recipient has notified the Disclosing Party before such disclosure and cooperates with the Disclosing Party if the Disclosing Party elects to pursue legal means to contest and avoid the disclosure; and (c) any disclosure of such Subject Information may be made to which the Disclosing Party expressly consents in writing before any such disclosure by Recipient. For the avoidance of doubt, a Recipient is prohibited from, and shall be responsible for any of its Representatives, using the Subject Information, directly or indirectly, to (y) call on, service or solicit customers of the Disclosing Party, or (z) interfere with or damage (or attempt to interfere with or damage) any relationship between any such customer and the Disclosing Party.

Section 10.02 Securities Law Concerns. Each Recipient hereby acknowledges that the Recipient is aware, and the Recipient will advise its Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities Laws prohibit any Person who has received material, non-public information from an issuer of securities from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.

Section 10.03 Return of Subject Information. If this Agreement is terminated for any reason, the Recipient shall promptly return to the Disclosing Party all written material containing or reflecting any of the Subject Information, other than information contained in any application, notice or other document filed with any Governmental Authority and not returned to the Recipient by such Governmental Authority. In making any such filing, the Recipient will request confidential treatment of such Subject Information included in any application, notice or other document filed with any Governmental Authority.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Nonsurvival of Representations and Warranties. The parties hereto agree that all of the representations, warranties and covenants contained in this Agreement shall terminate and be extinguished at Closing, except for those covenants that specifically require performance after the Closing. Nothing in this Section 11.01 shall limit or otherwise affect the remedies available to Guaranty or Westbound, as the case may be, with respect to a cause of action arising out of an intentional misrepresentation or willful misconduct by Westbound or Guaranty, respectively.

Section 11.02 Expenses. Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and all agreements and documents contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, shall be borne and paid by the party incurring such costs or expenses.

Section 11.03 Brokerage Fees and Commissions. Westbound shall not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of Guaranty or GBT, and Guaranty hereby agrees to indemnify and hold harmless Westbound for any amounts owed to any agent, representative or broker of Guaranty or GBT. Guaranty and GBT shall have no responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of Westbound and Westbound hereby agrees to indemnify and hold harmless Guaranty and GBT for any amounts owed to any agent, representative or broker of Westbound.

Section 11.04 Entire Agreement. This Agreement (including the documents and instruments referred to herein) and the other agreements, documents, schedules and instruments executed and delivered by the parties to each other at the Closing constitute the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof, and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless hereafter or contemporaneously herewith made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement. Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.

Section 11.05 Severability. If any term or other provision of this Agreement is held to be illegal, invalid or unenforceable by any rule of Law or public policy, such term or provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof, and all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 11.06 Notices. All notices and other communications hereunder by any party hereto to any other party shall be in writing and may be delivered personally, by nationally-recognized overnight courier service, by United States mail, or by e-mail or facsimile transmission, to such party at the address or transmission numbers set forth below:

If to Westbound:

Westbound Bank
655 West Grand Parkway South
Katy, Texas 77494
Attention:	Bruce Reichstein
Chairman of the Board
Email:	br@westboundbank.com

with a copy (which shall not constitute notice) to:

Hunton & Williams, LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Attention:	Peter G. Weinstock
Email:	pweinstock@hunton.com

If to Guaranty or GBT:

Guaranty Bancshares, Inc.
201 S. Jefferson
Mt. Pleasant, Texas 75455
Attention:	Tyson T. Abston
Email:	tabston@gnty.com

with a copy (which shall not constitute notice) to:

Fenimore, Kay, Harrison & Ford LLP
812 San Antonio St., Suite 600
Austin, Texas 78701
Attention:	Chet Fenimore
Email:	cfenimore@fkhpartners.com

Any notice given pursuant to this Agreement shall be effective (i) in the case of personal delivery, e-mail or facsimile transmission, when received; (ii) in the case of mail, upon the earlier of actual receipt or three (3) Business Days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one (1) Business Day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery.

Section 11.07 Governing Law; Venue. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF THERE IS A DISPUTE RELATED TO OR ARISING FROM THIS AGREEMENT, THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN TITUS COUNTY, TEXAS.

Section 11.08 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.08.

Section 11.09 Counterparts; Electronic Transmission. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Agreement. An e-mail, facsimile or other electronic transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 11.10 Additional Definitions.

(a) “Affiliate” means any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person in question. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(b) “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Guaranty) contemplating or otherwise relating to any Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Westbound is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Westbound or (iii) in which Westbound issues or sells securities representing more than 25% of the outstanding securities of any class of voting securities of Westbound; or (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets or Properties that constitute or account for 25% or more of the consolidated net revenues, net income, assets or Properties of Westbound.

(d) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks in the State of Texas are authorized or required by applicable Law to be closed.

(e) “Disclosing Party” means the party furnishing the Subject Information, including (i) all Persons related to or affiliated in any way with such party, and (ii) any Affiliate of such party.

(f) “Environmental Laws” means any applicable Laws, now in effect and in each case as amended to date, including any judicial or administrative order, consent decree, judgment relating to pollution or protection of public or employee health or safety or the environment, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended 49 U.S.C. § 5101, et. seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et. seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1201, et. seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et. seq.; the Clean Air Act, 42 U.S.C. §7401, et. seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f. et. seq.

(g) “FDIC” means the Federal Deposit Insurance Corporation.

(h) “Governmental Authority” means any United States or foreign federal, state or local court, administrative agency, commission or other governmental authority, Regulatory Agency or instrumentality thereof, in each case, of competent jurisdiction.

(i) “Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including petroleum, including crude oil or any fraction thereof, or any petroleum product, defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws, or which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, but notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the Ordinary Course of Business of Westbound in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

(j) “Investment Securities” means a security held by Westbound and reflected as an asset of Westbound in accordance with GAAP or RAP.

(k) “Knowledge” means the knowledge of executive officers of Guaranty or Westbound, as applicable, with respect to a particular matter, that would be reasonably expected to come to the attention of such executive officer in the course of his or her duties with Westbound or Guaranty, as applicable.

(l) “Law” means any federal, state, local, municipal or foreign statute, law, administrative order, constitution, ordinance, permit, treaty, judgment, decree, principles of common law, rule or regulation.

(m) “Material Adverse Change” means any material adverse change in the financial condition, assets, properties, liabilities (absolute, accrued, contingent or otherwise), reserves, business or results of operations other than, in each case, any change, circumstance, event or effect relating to (i) any change occurring after the Execution Date in any federal or state Law, which change affects banking institutions and their holding companies generally, including any change affecting the Deposit Insurance Fund administered by the FDIC, (ii) changes in general economic, legal, regulatory or political conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity and currency exchange rates, (iii) general changes in credit markets or general downgrades in credit markets, (iv) changes in GAAP or RAP that affect financial institutions generally, (v) changes resulting from reasonable expenses (such as customary legal, accounting and investment advisor fees) incurred in connection with this Agreement, (vi) changes resulting from, acts of terrorism or war, (vii) changes resulting from payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change in control or severance agreements in effect as of the Execution Date, (viii) changes resulting from the payment of the Special Dividend, (ix) changes resulting from the payment of the Aggregate Option Consideration for the for the cancellation of Westbound Options pursuant to Section 1.06(f) hereof, or (x) changes resulting from actions and omissions of Guaranty, GBT or Westbound taken at the request, or with the prior written consent, of the other party hereto in contemplation of the transactions contemplated hereby.

(n) “Ordinary Course of Business” means the ordinary course of business of Westbound (or Guaranty or GBT, as applicable) consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).

(o) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.

(p) “Property” or “Properties” means all real property owned or leased by Westbound, including properties that Westbound has foreclosed on as well as their respective premises and all improvements and fixtures thereon.

(q) “Recipient” means the party receiving the Subject Information, including (i) all Persons related to or affiliated in any way with such party, and (ii) any Affiliate of such party.

(r) “Regulatory Agency” means (i) the SEC, (ii) any self-regulatory organization, (iii) the FDIC, (iv) the OCC, (v) the TDB, and (vi) any other federal or state governmental or regulatory agency or authority.

(s) “Representative” means all directors, officers, shareholders, employees, representatives, advisors, attorneys, accountants and agents of the Recipient or the Disclosing Party or any of their respective Subsidiaries, as the case may be.

(t) “Shareholders’ Representative” means Bruce Reichstein.

(u) “Subject Information” means all information furnished to the Recipient or its Representatives (whether prepared by the Disclosing Party, its Representatives or otherwise and whether or not identified as being non-public, confidential or proprietary) by or on behalf of the Disclosing Party or its Representatives relating to or involving the business, operations or affairs of the Disclosing Party; provided, however, the term “Subject Information” shall not include information that (a) was already in the Recipient’s possession at the time it was first furnished to Recipient by or on behalf of Disclosing Party, if such information is not known by the Recipient to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Subsidiaries or another party, (b) becomes generally available to the public other than as a result of a disclosure by the Recipient or its Representatives, or (c) becomes available to the Recipient on a non-confidential basis from a source other than the Disclosing Party, its Representative or otherwise, if such source is not known by the Recipient to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Representative or another party.

(v) “Subsidiary” means, when used with reference to any entity, (i) any entity, a majority of the outstanding voting securities of which are owned, directly or indirectly, by such entity or (ii) any partnership, joint venture or other enterprise in which such entity has, directly or indirectly, any equity interest.

(w) “Superior Proposal” means a bona fide Acquisition Proposal made by a party other than Guaranty that the Westbound Board determines in its good faith judgment, after consultation with its outside counsel and its independent financial advisor (i) is or would result in a transaction that if consummated would be more favorable to Westbound’s shareholders from a financial point of view than the Merger, taking into account all of the terms and conditions of such proposal and of Section 5.04 of this Agreement, and (ii) is capable of being, and is reasonably likely to be, consummated on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

(x) “Tax” and “Taxes” means all U.S. federal, state and local, and foreign Taxes, fees assessments or other charges of a similar nature (whether imposed directly or through withholding), including any interest, additions to Tax or penalties related thereto.

(y) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(z) “VWAP” means, on any trading day, the volume weighted average price per share of Guaranty Common Stock.

Section 11.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 11.12 Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.

Section 11.13 Rules of Construction. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors or assigns.

Section 11.14 Disclosure Schedules.

(a) Prior to or simultaneous with the execution of this Agreement, Westbound delivered to Guaranty the Disclosure Schedules, which set forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article 3 or to one or more covenants contained herein (whether or not such section of this Agreement expressly references a schedule thereto). Except as set forth in the Disclosure Schedules, the information contained therein is dated as of the date of this Agreement or, if delivered pursuant to Section 5.13, as of such date delivered. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Change.

(b) For purposes of this Agreement, a Schedule relating to a certain section may incorporate by reference disclosures made in other Schedules; provided, however, that any disclosure with respect to a particular Schedule will be deemed adequately disclosed in other Schedules to the extent it is readily apparent from the nature of the disclosure that such disclosure also applies to such other Schedules. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies the exception with reasonable particularity.

Section 11.15 Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective heirs, successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or shall be construed to give any Person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, it being the intention of the parties hereto that this Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Agreement and for the benefit of no other Person. Nothing in this Agreement shall act to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement. Notwithstanding any other provision of this Agreement, it is specifically intended by the parties to this Agreement that the Persons entitled to the benefits of the covenants contained in Section 6.09 are third-party beneficiaries solely with respect to such sections. No party to this Agreement shall assign this Agreement, by operation of Law or otherwise, in whole or in part, without the prior written consent of the other party. Any assignment made or attempted in violation of this Section 11.15 shall be void and of no effect.

Section 11.16 Public Disclosure. None of Guaranty, GBT or Westbound will make, issue or release, or cause to be made, issued or released, any announcement, statement, press release, acknowledgment or other public disclosure of the existence, terms, conditions or status of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement. Notwithstanding the foregoing, Guaranty and Westbound, upon prior notice to the other party, will be permitted to make (i) disclosure to their own officers, directors, employees and shareholders, and (ii) any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Laws or that may be necessary to obtain regulatory approval for the transactions contemplated hereby.

Section 11.17 Extension; Waiver. At any time before the Closing Date, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension of waiver shall be valid only if set forth in a written instrument signed on behalf of such party in the manner provided in Section 11.17, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No party to this Agreement shall by any act (except by a written instrument given pursuant to Section 11.17) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion shall not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder.

Section 11.18 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of this Agreement by Westbound shareholders; but after the approval of this Agreement by Westbound shareholders, there shall not be, without the further approval of Westbound shareholders, any amendment of this Agreement that decreases the consideration to be paid for the shares of Westbound Stock pursuant to Section 1.06(c) that materially and adversely affects the rights of Westbound shareholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereof have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman and Chief Executive Officer

GUARANTY BANK & TRUST, N.A.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman and Chief Executive Officer

WESTBOUND BANK

By:	/s/ Bruce Reichstein
Name:	Bruce Reichstein
Title:	Chairman of the Board

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

VOTING AGREEMENT

This VOTING AGREEMENT (this “Voting Agreement”) dated as of January 29, 2018 is executed by and among Guaranty Bancshares, Inc. (“Guaranty”), a Texas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended, Westbound Bank, a Texas banking association (“Westbound”), and the shareholders of Westbound listed on the signature page to this Voting Agreement (each, a “Shareholder”, and collectively, the “Shareholders”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Voting Agreement, Guaranty, Guaranty Bank & Trust, a Texas corporation and a wholly-owned Subsidiary of Guaranty (“GBT”), and Westbound have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which GBT will merge with and into Westbound, with GBT as the surviving corporation in the merger (the “Merger”);

WHEREAS, the Merger Agreement provides that all of the issued and outstanding shares of common stock, par value $5.00 per share, of Westbound (“Westbound Common Stock”), and all issued and outstanding shares of Class A Preferred Stock, par value $5.00 per share, of Westbound (“Westbound Preferred Stock”, together with Westbound Common Stock, “Westbound Stock”), excluding any Westbound Stock held by a Dissenting Shareholder and Treasury Shares, will be exchanged for such consideration as set forth in the Merger Agreement;

WHEREAS, as a condition and inducement to Guaranty’s willingness to enter into the Merger Agreement, each of the Shareholders has agreed to vote his or her shares of Westbound Stock in favor of approval of the Merger Agreement and the transactions contemplated thereby; and

WHEREAS, Guaranty is relying on the agreements set forth herein in incurring expenses in reviewing the business of Westbound, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger, and the Shareholders are benefiting both from such expenditures by Guaranty and by the terms of the Merger Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Westbound, Guaranty, and the Shareholders undertake, promise, covenant and agree with each other as follows:

AGREEMENT

Section 1. Each of the Shareholders hereby severally, but not jointly, represents and warrants to Guaranty and Westbound that:

(a) Such Shareholder owns beneficially (as such term is defined in Rule 13d-3 of the Exchange Act of 1934, as amended) the number shares of Westbound Stock set forth below their name on the Shareholder signature page to this Voting Agreement (the “Shares”) free and clear of all liens or encumbrances;

(b) Except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Shareholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares;

(c) Such Shareholder does not beneficially own any Westbound Stock other than (i) the Shares and (ii) any options, warrants or other rights to acquire any additional shares of Westbound Stock or any security exercisable for or convertible into shares of Westbound Stock set forth on the signature page of this Voting Agreement;

(d) Such Shareholder has full power and authority and legal capacity to enter into, execute and deliver this Voting Agreement and to perform fully such Shareholder’s obligations hereunder. This Voting Agreement has been duly and validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms;

(e) None of the execution and delivery of this Voting Agreement by such Shareholder, the consummation by such Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to such Shareholder or the Shares; and

(f) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Voting Agreement. No consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Voting Agreement.

Section 2. While this Voting Agreement is in effect, each Shareholder shall not, directly or indirectly, (a) sell or otherwise dispose of or encumber prior to the record date of the Westbound Shareholder Meeting (the “Westbound Meeting”) any or all of his or her Shares or (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any Shares or grant any proxy with respect thereto, other than to other members of the board of directors of Westbound (the “Westbound Board”) for the purpose of voting to approve the Merger Agreement and the transactions contemplated thereby; provided, however, that the following transfers shall be permitted: (w) transfers to any member of the Shareholder’s family, subject to the transferee agreeing in writing to be bound by the terms of this Voting Agreement, (x) transfers for estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Voting Agreement, (y) transfers to any other shareholder of Westbound who has executed a copy of this Voting Agreement on the date hereof, and (z) such transfers as Guaranty may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Each Shareholder hereby agrees during the term of this Voting Agreement to vote the Shares, and any additional shares of Westbound Stock or other voting securities of Westbound acquired by such Shareholder after the date hereof, (a) in favor of the approval of the Merger Agreement and the transactions contemplated thereby at the Westbound Meeting and (b) against approval of any acquisition proposal made in opposition to or competition with such proposals (an “Acquisition Proposal”) presented at the Westbound Meeting or any other meeting of shareholders held prior or subsequent to the Westbound Meeting. If there has been a modification or amendment to the Merger Agreement that reduces the Aggregate Merger Consideration, other than any adjustment to the Aggregate Merger Consideration provided for in the Merger Agreement, then this Section 3 shall be inapplicable.

Section 4. No Shareholder shall solicit, knowingly encourage or initiate any Acquisition Proposal, and, except as permitted under the Merger Agreement, no Shareholder shall (i) participate in any negotiations or discussions with any third party regarding an Acquisition Proposal, (ii) disclose to any third party any information concerning the business, Properties, books or records of Westbound in connection with any Acquisition Proposal or (iii) cooperate with any third party to make any Acquisition Proposal.

Section 5. Each Shareholder acknowledges that Guaranty and Westbound are relying on this Voting Agreement in reviewing Westbound’s business, in preparing the joint proxy statement and the registration statement on Form S-4, in proceeding with the filing of applications for regulatory approvals and in undertaking other actions necessary for the consummation of the Merger. Each Shareholder and Westbound acknowledges that the performance of this Voting Agreement is intended to benefit Guaranty.

Section 6. This Voting Agreement shall continue in effect until the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time.

Section 7. Nothing in this Voting Agreement shall be deemed to restrict any of the Shareholders from taking any action in the capacity of a director or officer (if applicable) of Westbound that such Shareholder believes is necessary to fulfill the Shareholder’s duties and obligations as a director or officer (if applicable), and no such actions shall be deemed to be a breach of this Voting Agreement. Each Shareholder is executing this Voting Agreement solely in the Shareholder’s capacity as a shareholder of Westbound.

Section 8. Each Shareholder hereby (a) confirms his or her knowledge of the availability of the rights of dissenting shareholders under the TBOC with respect to the Merger, and (b) confirms receipt of a copy of the provisions of the TBOC related to the rights of dissenting shareholders. Each Shareholder hereby waives and agrees not to assert, and shall use its best efforts to cause any of its Affiliates who hold of record any of the Shareholder’s Shares to waive and not to assert, any dissenter’s rights with respect to the Merger that the Shareholder or any of its Affiliates may now or hereafter have with respect to any Shares (or any other shares of capital stock of Westbound that the Shareholder shall hold of record at the time that the Shareholder may be entitled to assert dissenter’s rights with respect to the Merger) whether pursuant to the TBOC or otherwise.

Section 9. This Voting Agreement may not be modified, amended, altered or supplemented with respect to a particular Shareholder except upon the execution and delivery of a written agreement executed by Westbound, Guaranty and such Shareholder. Any such modification, amendment, alteration or supplement shall only apply to the Shareholder(s) executing such written agreement and this Voting Agreement will remain in full force and effect with respect to any Shareholder who does not execute such written agreement.

Section 10. For the convenience of the parties hereto, this Voting Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Voting Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Voting Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 11. This Voting Agreement, the Director Support Agreements, the Merger Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Voting Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Voting Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Voting Agreement.

Section 12. If any provision of this Voting Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Voting Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Voting Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Voting Agreement; and (c) there will be added automatically as a part of this Voting Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

Section 13. All notices and other communications hereunder by any party hereto to any other party shall be in writing and may be delivered personally, by nationally-recognized overnight courier service, by United States mail, or by email or facsimile , to such party at the address, facsimile number or email address set forth on the signature pages to this Voting Agreement (provided, that any failure to include a facsimile number or email address for any party shall render notice by that method to that party unavailable) and shall be deemed delivered (a) in the case of personal delivery, email or facsimile, when received; (b) in the case of mail, upon the earlier of actual receipt or three (3) Business Days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of nationally-recognized overnight courier service, one (1) Business Day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery. The parties may change their respective address, facsimile number or email address by written notice to all other parties, sent as provided in this Section 13.

Section 14. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Voting Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to (a) a temporary or permanent injunction or injunctions to prevent any breaches of such performance and (b) to specific enforcement of any such covenants, in addition to any other remedy to which they may be entitled, at law or in equity. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, the prevailing party is entitled to recover reasonable attorneys’ fees and costs incurred therein and determined by the court to be justified.

Section 15. From time to time, at Guaranty’s request and without further consideration, each Shareholder shall execute and deliver such additional documents reasonably requested by Guaranty as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Voting Agreement.

Section 16. THIS VOTING AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF THERE IS A DISPUTE RELATED TO OR ARISING FROM THIS VOTING AGREEMENT, THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN TITUS COUNTY, TEXAS.

Section 17. No party to this Voting Agreement will by any act (except by a written instrument given pursuant to Section 9) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 18. All of the terms, covenants, representations, warranties and conditions of this Voting Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Voting Agreement may assign this Voting Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section 18 shall be null and void. Nothing contained in this Voting Agreement, express or implied, is intended to confer upon any persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Voting Agreement.

Section 19. Whenever the words “include,” “includes” or “including” are used in this Voting Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Voting Agreement refer to this Voting Agreement as a whole and not to any particular provision in this Voting Agreement. Each use herein of the masculine, neuter or feminine gender are deemed to include the other genders. Each use herein of the plural include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Voting Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Voting Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date above written.

GUARANTY BANCSHARES, INC.

By:
Name: Tyson T. Abston
Title: President and Chief Executive Officer

Address: 201 S. Jefferson
Mt. Pleasant, Texas 75455
Email: tabston@gnty.com

WESTBOUND BANK

By:
Name: Bruce Reichstein
Title: Chairman of the Board

Address: 655 West Grand Parkway South
Katy, Texas 77494
Email: br@westboundbank.com

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first above written.

SHAREHOLDERS

Address:
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EXHIBIT B

DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of January 29, 2018, by and between Guaranty Bancshares, Inc. (“Guaranty”), a Texas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended, and                     , an individual resident of the State of Texas (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Guaranty, Guaranty Bank & Trust, a Texas corporation and a wholly-owned Subsidiary of Guaranty (“GBT”), and Westbound Bank, a Texas banking association (“Westbound”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which GBT will merge with and into Westbound, with GBT as the surviving corporation in the merger; and

WHEREAS, as a condition and inducement to Guaranty’s willingness to enter into the Merger Agreement, Guaranty and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Merger Agreement intending to be legally bound hereby, Guaranty and Director agree as follows:

AGREEMENT

1. Director Support. Director agrees to use his or her best efforts to refrain from harming the goodwill of Westbound, Guaranty or any Subsidiary of Guaranty, and their respective customer, client and vendor relationships.

2. Director Covenants.

(a) Director acknowledges that he or she has received substantial, valuable consideration, including confidential trade secrets and proprietary information relating to the identity and special needs of Westbound’s current and prospective customers, Westbound’s current and prospective services, Westbound’s business projections and market studies, Westbound’s business plans and strategies, Westbound’s studies and information concerning special services unique to Westbound. Director further acknowledges and agrees that this consideration constitutes fair and adequate consideration for the execution of the non-solicitation and non-competition restrictions set forth below. Accordingly, other than in any capacity for or on behalf of Guaranty or any subsidiary of Guaranty, Director agrees that Director will not, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i. solicit the business of any person or entity who is a customer of Westbound as of the date of this Agreement or as of the Closing Date on behalf of any other insured depository institution for the purpose of providing financial services to such person or entity;

ii. (A) acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any insured depository institution that has a location within a twenty-five (25) mile radius of any location of Westbound (the “Noncompete Area”) (but notwithstanding the foregoing, Director may (1) retain any existing ownership interest in any insured depository institution or its holding company as disclosed on Schedule 1 attached hereto, (2) acquire additional ownership interest in any insured depository institution or its holding company listed on Schedule 1 attached hereto, (3) acquire an ownership interest in any publicly-traded depository institution or its holding company, so long as that ownership interest does not exceed 3% of the total number of shares outstanding of that depository institution, and (4) invest in an existing mutual fund that invests, directly or indirectly, in any such insured depository institutions or their holding companies),

(B) serve as an officer, director, employee, agent or consultant to any insured depository institution or holding company for an insured depository institution that has a location within the Noncompete Area, except for any such positions which Director already holds at the time of this Agreement and are set forth on Schedule 2 attached hereto; or

(C) establish or operate a branch or other office of an insured depository institution within the Noncompete Area; or

iii. recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the twelve (12) months preceding the Closing Date was, an employee of Westbound; but nothing in this Section 2(a)(iii) applies to employment other than in financial services.

Director may not avoid the purpose and intent of this Section 2(a) by engaging in conduct within the Noncompete Area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.

(b) If any court of competent jurisdiction should determine that the terms of this Section 2 or Section 4 are too broad in terms of time, geographic area, lines of commerce or otherwise, then such court is to modify and revise any such terms so that they comply with applicable law.

(c) Director agrees that (i) this Agreement is entered into in connection with the Guaranty’s acquisition of the goodwill of Westbound, (ii) Director is receiving valuable consideration for this Agreement, (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure Guaranty acquires the goodwill of Westbound, and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable.

3. Early Resolution Conference. This Agreement is understood to be clear and enforceable as written and is executed by both parties on that basis. However, should Director later challenge any provision as unclear, unenforceable, or inapplicable to any competitive activity that Director intends to engage in, Director will first notify Guaranty in writing and meet with a Guaranty representative and a neutral mediator (if Guaranty elects to retain one at its expense) to discuss resolution of any disputes between the parties. Director will provide this notice at least twenty-one (21) days before Director engages in any activity on behalf of a competing business or engages in other activity that could foreseeably fall within a questioned restriction. If Director fails to comply with this requirement, Director waives his right to challenge the reasonable scope, clarity, applicability or enforceability of this Agreement and its restrictions at a later time.

4. Termination. This Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Merger Agreement is terminated pursuant to Section 9.01 of the Merger Agreement or (b) the date that is twenty-four (24) months after the Closing Date.

5. Tolling. In the event that Guaranty shall file a lawsuit in any court of competent jurisdiction alleging a breach of any of the covenants set forth in Section 2(a) of this Agreement by Director, then any time period set forth in this Agreement including the time periods set forth above, will be extended one (1) month for each month Director was in breach of this Agreement, so that Guaranty is provided the full benefit of such covenants.

6. Waiver; No Delay. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party that is entitled to the benefits thereof. No delay on the part of any party hereto in exercising any of its powers or rights hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.

7. Modification; Amendment. No amendment or modification hereof shall be effective unless contained in a written instrument signed by the parties hereto.

8. Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A telecopy, facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

9. Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF THERE IS A DISPUTE RELATED TO OR ARISING FROM THIS AGREEMENT, THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN TITUS COUNTY, TEXAS.

10. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or is to be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, it being the intent of the parties that this Agreement, and the terms hereof are for the sole benefit of the parties to this Agreement and not for the benefit of any other person. No party to this Agreement will assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other party, and any assignment made or attempted in violation of this Section 10 is void and of no effect.

11. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

12. Specific Performance. If Director violates any of the provisions set forth in this Support Agreement, Guaranty and Director acknowledge that Guaranty and GBT would suffer immediate and irreparable harm and would not have an adequate remedy at law for money damages if any of the covenants contained herein were not performed in accordance with their terms or otherwise were materially breached. Accordingly, each of the parties hereto agrees that, without the necessity of proving actual damages or posting bond or other security, Guaranty and GBT shall be entitled to (a) a temporary or permanent injunction or injunctions to prevent any breaches of such performance and (b) to specific enforcement of any such covenants, in addition to any other remedy to which Guaranty and GBT may be entitled, at law or in equity. In such a situation, each of the parties hereto agrees that Guaranty and GBT may pursue any remedy available, including declaratory relief, concurrently or consecutively in any order as to any breach, violation, or threatened breach or violation of this Agreement, and the pursuit of any particular remedy or remedies shall not be deemed an election of remedies or waiver of the right to pursue any other remedy.

13. Entire Agreement. This Agreement, the Voting Agreement, the Merger Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions in conflict with or in addition to those set forth in this Agreement.

14. Rules of Construction. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender are deemed to include the other genders. Each use herein of the plural include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a person are also to its permitted successors or assigns.

15. Notice. All notices and other communications hereunder by any party hereto to any other party shall be in writing and may be delivered personally, by nationally-recognized overnight courier service, by United States mail, or by email or facsimile, to such party at the address, facsimile number or email address set forth below (provided, that any failure to include a facsimile number or email for any party shall render notice by that method to that party unavailable) and shall be deemed delivered (a) in the case of personal delivery, e-mail or facsimile, when received; (b) in the case of mail, upon the earlier of actual receipt or three (3) Business Days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of nationally-recognized overnight courier service, one (1) Business Day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery. The parties may change their respective address, facsimile number or email address by written notice to the other parties, sent as provided in this Section 15.

If to Director:

If to Guaranty:

Guaranty Bancshares, Inc. 201 S. Jefferson
Mt. Pleasant, Texas 75455
Attention: Tyson T. Abston
Email: tabston@gnty.com

16. Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

GUARANTY BANCSHARES, INC.

By:
Name: Tyson T. Abston
Title: President and Chief Executive Officer

SCHEDULE 1

EXISTING OWNERSHIP INTEREST

Director	Institution

SCHEDULE 2

EXISTING MANAGEMENT POSITION

Director	Institution	Position

EXHIBIT C

OPTION TERMINATION AND RELEASE AGREEMENT

This OPTION TERMINATION AND RELEASE AGREEMENT, dated                 , 2018 (this “Option Termination Agreement”), is made by and between Westbound Bank, a Texas banking association (“Westbound”) and the undersigned individual (the “Optionee”). Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, the Optionee is the holder of the currently outstanding option(s) set forth on Annex I hereto (the “Options”) granted pursuant to the Westbound Bank 2007 Stock Incentive Plan, as amended (the “Plan”), and one or more incentive stock option award agreements executed in connection with the Plan and such option grant(s), to purchase the number of shares of common stock of Westbound, par value $5.00 per share (“Westbound Common Stock”), at an exercise price per share, all as set forth on Annex I (the “Option Price”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated as of 29, 2018 (together with all annexes, schedules and amendments thereto, the “Merger Agreement”), by and among Guaranty Bancshares, Inc., a Texas corporation (“Guaranty”), Guaranty Bank & Trust, N.A., a national banking association and a wholly-owned subsidiary of Guaranty (“GBT”), and Westbound, the parties to the Merger Agreement have agreed to consummate the transactions contemplated in the Merger Agreement, pursuant to which, among other things, Westbound will merge with an into GBT, with GBT remaining as the surviving entity in such merger (the “Merger”); and

WHEREAS, Section 1.06(f) of the Merger Agreement provides that, each Westbound Option granted under the Plan or pursuant to a nonqualified stock option agreement or agreement with Westbound, that is unexpired, outstanding and unexercised (whether vested on unvested) immediately prior to the Effective Time, shall, without any further action on the part of any holder thereof, fully vest and shall be cancelled at the Effective Time and shall not be assumed by Guaranty, and no Westbound Option shall be substituted with any equivalent option or right to purchase Guaranty Common Stock; and

WHEREAS, Section 1.06(f) of the Merger Agreement provides further that, upon cancellation thereof, each Westbound Option shall be converted automatically into the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Westbound Common Stock available for purchase pursuant to such Westbound Option multiplied by (ii) the excess, if any, of the Per Option Amount over the exercise price per share of such Westbound Option shares (the “Option Cancellation Payment”); which Guaranty shall deliver to each holder of a Westbound Option at the Effective Time; provided that, the right to receive the Option Cancellation Payment shall be conditioned upon the holder of a Westbound Option executing and delivering to Westbound an option holder termination and release agreement in the form attached to the Merger Agreement as Exhibit C; and

WHEREAS, this Option Termination Agreement constitutes the option holder termination and release agreement required under the Merger Agreement with respect to the Options held by Optionee.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, the parties hereto hereby agree as follows:

1. Option Termination and Payment. At the Effective Time, the Options shall be cancelled and exchanged for the right to receive the Option Cancellation Payment (which amount is set forth in Annex I attached hereto) in accordance with the Merger Agreement, subject to all applicable tax withholdings.

2. Binding Effect. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Optionee, and any obligations of the Optionee hereunder shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the Optionee.

3. Authority. The Optionee hereby represents and warrants to the Company that the Optionee has full power and authority to execute and deliver this Option Termination Agreement. The Optionee represents and warrants further that he/she is the holder of the Option, and that, other than the Option, he/she has no right of any kind or nature whatsoever to obtain or acquire any shares of Westbound Common Stock. The Optionee understands and acknowledges that, in accordance with the terms of the Merger Agreement, this Option Termination Agreement will be delivered to, and relied upon by, Guaranty and GBT, including, without limitation the release provided for in Section 4 below.

4. Optionee Release. Effective for all purposes as of the Effective Time, but subject to the Optionee receiving the Option Cancellation Payment under, and subject to the terms of the Merger Agreement, Optionee acknowledges and agrees, on his/her own behalf and, as applicable, on behalf of his/her heirs, executors, administrators, agents, successors, permitted assigns, Subsidiaries and predecessors (each, an “Optionee Party” and collectively, the “Optionee Parties”), that each hereby releases, waives and discharges Westbound, Guaranty, GBT, and their respective Affiliates, Subsidiaries, current and former officers, directors, employees, stockholders, partners, members, managers, agents, representatives, successors and assigns (each, a “Westbound Released Party” and collectively, the “Westbound Released Parties”) from any and all actions, causes of action, suits, damages, liabilities, obligations, covenants, claims and demands whatsoever, whether known, unknown, direct, indirect, in its own right or derivatively, in Law or equity, that such Optionee Party may have in his/her capacity as an option holder of the Company or that may otherwise arise from or relate to the Options cancelled pursuant to this Option Termination Agreement, other than the right to receive the Option Cancellation Payment under and subject to the terms of the Merger Agreement (each, a “Optionee Claim” and collectively, the “Optionee Claims”). The release provided in this Section is for the benefit of the Westbound Released Parties and shall be enforceable by any of them directly against any Optionee Party.

5. Counsel. The Optionee acknowledges that it has had an opportunity to retain counsel of his/her choosing to advise the Optionee regarding the subject matter of this Option Termination Agreement.

6. General Provisions.

(a) Entire Agreement. This Option Termination Agreement, together with the Merger Agreement, and the documents referred to therein, contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto.

(b) Amendments. This Option Termination Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. In furtherance of the foregoing, no provision of this Option Termination Agreement for which rights of third party beneficiaries have been granted may be amended or waived without the written consent of the parties entitled to such third party rights.

(c) Assignment. This Option Termination Agreement shall be binding upon the successors, legal representatives and permitted assigns of the parties. No assignment of any rights or delegation of any obligations provided for herein may be made by any party without the express written consent of all other parties hereto.

(d) Governing Law; Jurisdiction; Forum. This Option Termination Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the Laws of the State of Texas, without regard to its conflicts of laws principles. Any legal action, suit or proceeding arising out of or relating to this Option Termination Agreement or the transactions contemplated hereby may only be instituted in any state or federal court in Titus County, Texas, and each party waives any objection which such party may now or hereafter have to such venue, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding.

(e) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN

ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS OPTION TERMINATION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(f) No Third Party Beneficiary. Nothing in this Option Cancellation Agreement shall confer any rights, remedies or claims upon any person or entity not a party or a permitted assignee of a party to this Option Cancellation Agreement, except for the provisions of Section 4 (which shall be for the benefit of and enforeceable by each of the Westbound Released Parties).

(g) Counterparts. This Option Termination Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

(h) Interpretation. The parties acknowledge and agree that the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Option Termination Agreement.

(i) Severability. If any term, provision, agreement, covenant or restriction of this Option Termination Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Option Termination Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Option Termination Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Option Termination Agreement to be duly executed as of the date first written above.

WESTBOUND BANK

By:
Name:
Title:

OPTIONEE

Name:

ANNEX I

TO

OPTION TERMINATION AGREEMENT

Optionee	Grant Date	Number of Shares	Exercise Price	Option Cancellation Payment Amount

EXHIBIT D

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”), dated as of [●], 2018, is made and entered into by and among Guaranty Bancshares, Inc., a Texas corporation and registered bank holding company (“Guaranty”), Westbound Bank, a Texas banking association (“Westbound”), Guaranty Bank & Trust, N.A., a national banking association (“GBT” or, with respect to its capacity as escrow agent, the “Escrow Agent”), and Bruce Reichstein, as representative (the “Representative”) of the shareholders of Westbound named on Schedule 1 hereto (the “Shareholders”). Capitalized terms used but not otherwise defined herein have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Guaranty, GBT and Westbound have entered into an Agreement and Plan of Merger, dated January 29, 2018 (the “Merger Agreement”), providing for, among other things, the acquisition of all of the issued and outstanding shares of capital stock of Westbound by Guaranty through the merger of Westbound with and into GBT (the “Merger”), with GBT as the surviving corporation and the separate corporate existence of Westbound ceasing as a result of the Merger, pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, Section 2.03 of the Merger Agreement provides, among other things, that a portion of the Shareholder Cash Consideration shall be deposited into an escrow account (the “Escrow Account”) with the Escrow Agent and shall be held and distributed in accordance with the terms and conditions set forth in this Agreement;

WHEREAS, the parties believe it is in their respective best interests to enter into this Agreement in connection with the Merger Agreement; and

WHEREAS, for purposes of this Agreement, and after the Effective Time, the interest of the Shareholders shall be represented by the Representative or any successor appointed in accordance with Section 10 of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, including the premises and mutual covenants contained herein and in the Merger Agreement, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto undertake, promise, covenant and agree with each other as follows:

AGREEMENT

1. Establishment of Escrow.

(a) Appointment of Escrow Agent. Guaranty and the Representative hereby appoint GBT as the escrow agent for the Escrow Consideration pursuant to this Agreement for the purposes set forth in this Agreement.

(b) Acceptance of Appointment. GBT hereby accepts appointment as the escrow agent and agrees to accept the Escrow Consideration, and to distribute and release the Escrow Consideration, in whole or in part, only in accordance with the terms and provisions of this Agreement.

2. Funds Deposited into Escrow. Pursuant to the terms of the Merger Agreement, Guaranty will deposit or cause to be deposited cash in an amount equal to the Escrow Consideration into the Escrow Account with the Escrow Agent on the Closing Date. The Escrow Consideration will remain in the Escrow Account, subject only to disbursement pursuant to Section 4 of this Agreement.

3. Term and Termination of Escrow. The Escrow Account will remain in existence from the Closing Date until all funds have been paid out of the Escrow Account pursuant to Section 4(d) of this Agreement (the “Escrow Period”), unless before the end of the Escrow Period, (i) the Escrow Consideration is disbursed in its entirety pursuant to Section 4 of this Agreement, or (ii) a dispute arises as to any disbursement from the Escrow Account, in which instance the Escrow Account will remain in existence until the dispute is finally resolved. After all funds have been paid out of the Escrow Account, this Agreement will terminate, whereupon all of the Escrow Agent’s liabilities and obligations in connection with the Escrow Consideration will terminate.

4. Indemnification and Disbursements.

(a) Indemnification of Guaranty and GBT.

(i) Guaranty and GBT (each, an “Indemnified Party”, and collectively, the “Indemnified Parties”) shall receive indemnification from the Escrow Consideration for and against any Losses (as defined below) that are incurred, sustained or suffered by any Indemnified Party in connection with or related to the loans specifically listed on Schedule 2 to this Agreement (the “Subject Loans”); provided, however, any Losses with respect to a Subject Loan shall first be applied to the ALLL Credit set forth on Schedule 2 for such Subject Loan, and the Indemnified Parties shall only have a right to indemnification for the amount that such Losses exceed such ALLL Credit. For purposes of this Agreement, “Losses” will be calculated in accordance with GAAP and mean the recognition by an Indemnified Party after the Effective Time of the following (A) any loss that occurs during the Escrow Period on the foreclosure, sale or other disposition of a Subject Loan or of collateral securing a Subject Loan, (B) any loss that occurs during the Escrow Period when a Subject Loan is charged off or charged down at the direction or request of any regulatory examiner or at the direction or request of Guaranty’s independent certified public accounting firm or request of the management of an Indemnified Party based on GAAP, (C) any loss incurred by an Indemnified Party on any of the Subject Loans as a result of fraudulent activities that occurred on or before the Closing Date or material documentation flaws made by Westbound on or before the Closing Date; (D) any and all third party, out-of-pocket costs and expenses (including attorneys’ fees and costs related to employing agents or independent contractors, including, without limitation, accountants, consultants or other professionals) incurred by an Indemnified Party (other than GBT in its capacity as the Escrow Agent hereunder) related to or arising out of the matters set forth in clauses (A) through (C) or otherwise related to any third party costs of collection incurred by an Indemnified Party with respect to any Subject Loan.

(ii) The amount of any Recoveries related to a Subject Loan received or realized by an Indemnified Party during the Escrow Period shall offset an equal amount of the Losses pursuant to Section 4(a) of this Agreement. For purposes of this Agreement, “Recoveries” shall mean any amounts received or realized by any Indemnified Party that would be reportable as recoveries on Schedule RI-B of the Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only that relate to Losses claimed by an Indemnified Party, including any interest received with respect to the Subject Loans.

(iii) Except as set forth below, for each Subject Loan, the amount of aggregate Losses to which the Indemnified Parties may be indemnified through disbursements from the Escrow Account under the terms of this Section 4 shall be limited to the amount of the specific reserve for such Subject Loan listed on Schedule 2 to this Agreement (“Specific Reserve”). The Shareholders will have no liability for, and the Indemnified Parties will not be entitled to any indemnification pursuant to Section 4(a) of this Agreement with respect to, any amount of Losses in excess of the aggregate amount of the Escrow Consideration (i.e., the aggregate amount of the Specific Reserves).

(iv) Notwithstanding the foregoing, an amount equal to twenty-five percent (25%) of the aggregate Specific Reserves (the “General Reserve”) will serve as a general reserve for any additional Losses on any Subject Loan in excess of the Specific Reserve for such Subject Loan (“Excess Losses”), such that Escrow Consideration may be disbursed from the General Reserve of the Escrow Account to Guaranty for the purpose of indemnifying an Indemnified Party for any Excess Losses on any Subject Loan until the General Reserve has been fully disbursed to Guaranty, if applicable. For purposes of clarification and avoidance of doubt, the amount of the General Reserve will be reduced by the amount of any disbursements of Escrow Consideration to Guaranty with respect to Excess Losses that occur during the Escrow Period, such that any Excess Losses that occur after the General Reserve has been fully disbursed to Guaranty would not be subject to indemnification and disbursement to Guaranty under this Section 4 of this Agreement.

(b) First Anniversary Disbursements.

(i) In the event any Losses are incurred, sustained or suffered by an Indemnified Party in connection with or related to the Subject Loans prior to the first anniversary of the Closing Date, Guaranty shall send a written notice to the Escrow Agent (with a copy to the Representative) within fifteen (15) following the first anniversary of the Closing Date (“First Distribution Notice”), specifying in reasonable detail (A) the nature and amount of any Losses incurred, sustained or suffered by an Indemnified Party in such period, (B) any Recoveries received by an Indemnified Party with respect to any such Losses, (C) the amount of Escrow Consideration to be disbursed to Guaranty, if any, to indemnify it for such Losses (net of any applicable ALLL Credits and Recoveries as described above) in accordance with Section 4(a) (collectively, the “First Anniversary Indemnifiable Losses”), (D) any Subject Loan that was Resolved during such period (each, a “Resolved Loan”), and (E) the Specific Reserve balance for each Resolved Loan. For purposes of this Agreement, “Resolved” shall have the meaning set forth in Section 5.18(b) of the Merger Agreement, substituting “GBT” for “Westbound.”

(ii) The First Distribution Notice shall include documentation reasonably related to the First Anniversary Indemnifiable Losses, including sales documentation or documentation directing or requesting the charge off or charge down of any Subject Loan, and documentation evidencing the resolution of each Resolved Loan.

(iii) Within fifteen (15) days following receipt of the First Distribution Notice, the Escrow Agent shall disburse (A) to Guaranty, the First Anniversary Indemnifiable Losses, and (B) to the Shareholders, an aggregate amount equal to seventy-five percent (75%) of the Specific Reserve balance of each Resolved Loan.

(c) Second Anniversary Disbursements.

(i) In the event any Losses are incurred, sustained or suffered by an Indemnified Party in connection with or related to the Subject Loans between the first anniversary and the second anniversary of the Closing Date, Guaranty shall send a written notice to the Escrow Agent (with a copy to the Representative) within fifteen (15) days following the second anniversary of the Closing Date (“Second Distribution Notice”), specifying in reasonable detail (A) the nature and amount of any Losses incurred, sustained or suffered by any Indemnified Party in such period, (B) any Recoveries received by an Indemnified Party with respect to any such Losses, (C) any Recoveries received by any Indemnified Party with respect to any First Anniversary Indemnifiable Losses previously disbursed to Guaranty pursuant to Section 4(b) of this Agreement, (D) the amount of Escrow Consideration to be disbursed to Guaranty, if any, to indemnify it for Losses incurred, sustained or suffered by any Indemnified Party in such period (net of any applicable ALLL Credits and Recoveries received during such period) in accordance with Section 4(a) (collectively, the “Second Anniversary Indemnifiable Losses”), (E) any Subject Loan that was Resolved during such period, and (F) the Specific Reserve balance for each Resolved Loan.

(ii) The Second Distribution Notice shall include documentation reasonably related to Second Anniversary Indemnifiable Losses, including sales documentation or documentation directing or requesting the charge off or charge down of any Subject Loan, and documentation evidencing the resolution of each Resolved Loan.

(iii) Within fifteen (15) days following receipt of the Second Distribution Notice, the Escrow Agent shall disburse (A) to Guaranty, the Second Anniversary Indemnifiable Losses, and (B) to the Shareholders, an aggregate amount equal to seventy-five percent (75%) of the Specific Reserve balance of each Resolved Loan.

(d) Third Anniversary Disbursements.

(i) In the event any Losses are incurred, sustained or suffered by an Indemnified Party in connection with or related to the Subject Loans between the second anniversary and the third anniversary of the Closing Date, Guaranty shall send a written notice to the Escrow Agent (with a copy to the Representative) within fifteen (15) days following the third anniversary of the Closing Date (“Third Distribution Notice”), specifying in reasonable detail (A) the nature and amount of any Losses incurred, sustained or suffered by any Indemnified Party in such period, (B) any Recoveries received by an Indemnified Party with respect to any such Losses, (C) any Recoveries received by any Indemnified Party with respect to any Second Anniversary Indemnifiable Losses previously disbursed to Guaranty pursuant to Section 4(c) of this Agreement, and (D) the amount of Escrow Consideration to be disbursed to Guaranty, if any, to indemnify it for Losses incurred, sustained or suffered by an Indemnified Party in such period (net of any applicable ALLL Credits and Recoveries received during such period) in accordance with Section 4(a) (collectively, the “Third Anniversary Indemnifiable Losses”).

(ii) The Third Distribution Notice shall include documentation reasonably related to Third Anniversary Indemnifiable Losses, including sales documentation or documentation directing or requesting the charge off or charge down of any Subject Loan.

(iii) Within fifteen (15) days following receipt of the Third Distribution Notice, the Escrow Agent shall disburse (A) to Guaranty, the Third Anniversary Indemnifiable Losses and (B) except as provided in Section 3 of this Agreement, to the Shareholders, any remaining funds in the Escrow Account. For avoidance of doubt, no Escrow Consideration will be distributed from the Escrow Account to the Shareholders under this Section 4(d)(iii) until the indemnification obligations set forth in Section 4(a) of this Agreement have been satisfied.

5. Conditions on Distributions to Shareholders. Subject to Section 4 of this Agreement, the Escrow Consideration will be distributed to the Shareholders as follows:

(a) Each Shareholder will receive his pro rata share (rounded to the nearest $0.01) of any amount distributed by the Escrow Agent to the Shareholders pursuant to Sections 4(b), 4(c) or 4(d) of this Agreement. For purposes of the preceding sentence, each Shareholder’s pro rata share of the Escrow Consideration will be determined by reference to Schedule 1. If the Escrow Agent has any questions regarding the party to whom a disbursement is to be made, the Escrow Agent will promptly refer that question to the Representative for resolution by the Representative, and the Escrow Agent may rely on the instructions and decisions of the Representative. The Escrow Agent has no duty to determine or confirm the accuracy of any calculations or other information provided to the Escrow Agent under this Agreement.

(b) The Escrow Agent will not be obligated to make distributions to any Shareholder until all information and documentation reasonably requested by the Escrow Agent from the Shareholder has been provided to the Escrow Agent and no interest or other penalties will accrue or be assessed during such period.

(c) Each Shareholder will be responsible for complying with Federal income tax laws as they relate to him or her with respect to any distributions of Escrow Consideration to such Shareholder under this Agreement.

6. Responsibilities of Guaranty and GBT.

(a) Affirmative Covenants. Guaranty shall use, and shall cause GBT to use, best efforts to maximize collections on the Subject Loans, in accordance with normal and prudent banking practices and procedures. Guaranty will diligently pursue in good faith collection efforts with respect to the Subject Loans during the Escrow Period in a manner consistent with collection efforts made on other loans owned by GBT. Guaranty may employ agents or independent contractors, including, without limitation, any attorney, expert accountant, consultant or other professional, to perform or assist in performing, or may otherwise subcontract, its duties and responsibilities hereunder. Guaranty shall be indemnified for the documented fees and charges of such agents and independent contractors, including reasonable and necessary attorney fees and court costs, as provided under Section 4(a)(i) of this Agreement. Guaranty will seek to collect all amounts due with respect to the Subject Loans during the Escrow Period and will take such other actions (including, without limitation, sales or leases, including a bulk sale, of Subject Loans and enforcement of liabilities of borrowers) as are necessary, as reasonably determined by Guaranty, in order to attempt to maximize collections on the Subject Loans. In performing its functions hereunder and deciding what actions to take hereunder, Guaranty may consider the costs of collection (including, without limitation, administrative and legal expenses), potential liabilities, likelihood of Recoveries, and other relevant litigation risk factors. Subject to the provisions of this Agreement, all decisions of Guaranty with respect to the servicing of the Subject Loans will be binding on the Shareholders. Prior to making a Loss determination, Guaranty will consult with the Representative, including permitting the Representative to recommend for Guaranty’s consideration reasons why such proposed Loss determination is not appropriate, which recommendation will be considered in good faith by Guaranty. While Guaranty agrees to consult with the Representative, the final decision whether to record a Loss rests with Guaranty.

(b) Negative Covenants. Guaranty and GBT may not lend additional money to any obligor or borrower on the Subject Loans without first obtaining the written consent of the Representative, which consent will not be unreasonably withheld. Guaranty agrees that in administering or collecting on any other indebtedness or obligation of borrower on the Subject Loans that exists on or before the Effective Time, either for its own account or on behalf of any other person, it will not discriminate against the Subject Loans.

(c) Books and Records. After the Effective Time, Guaranty will maintain or cause to be maintained such books and records with respect to the Subject Loans as a reasonably prudent lender would maintain under similar circumstances, which books and records will be made available to the Representative at the main office of Guaranty (or such other location as Guaranty and the Representative may from time to time agree upon in writing) during business hours for the purposes of inspection, examination and audit. The Representative may, upon reasonable prior written notice to Guaranty, review and copy the records maintained or caused to be maintained by Guaranty with respect to the Subject Loans and Guaranty will make available to the Representative for the purpose of cooperating with the Representative in its review and examination of such materials. The Representative may, at its own expense, engage such outside individuals, including accountants, as it deems necessary or advisable to review or audit the performance of Guaranty hereunder; but the Representative will not materially interfere in the daily management by or operations of Guaranty or GBT.

7. The Responsibilities of the Escrow Agent with respect to the Escrow.

(a) The Responsibility of the Escrow Agent.

(i) The Escrow Agent’s sole responsibility will be for the receipt and holding of the Escrow Consideration in the Escrow Account, and the disbursement thereof in accordance with this Agreement. The Escrow Agent will have no other responsibility or obligation of any kind, and will not be required to take any other action with reference to any matters that might arise, in connection with the Escrow Consideration or this Agreement. The Escrow Agent may, in accordance with this Agreement, act upon (and will be fully protected in acting upon) any written instruction or other instrument that the Escrow Agent in good faith believes to be genuine and what it purports to be. The Escrow Agent will not be liable to any person for anything that the Escrow Agent, solely in its capacity as Escrow Agent, may do or refrain from doing in connection with this Agreement, unless such action or inaction results from the Escrow Agent’s gross negligence or willful misconduct; provided, however, the preceding clause does not relieve GBT from liability for its actions or inactions in any capacity other than as Escrow Agent.

(ii) The duties and responsibilities of the Escrow Agent hereunder will be determined solely by the express provisions of this Agreement and no other or further duties or responsibilities will be implied, including, but not limited to, any obligation under or imposed by any laws of the State of Texas upon fiduciaries.

(b) Possible Disagreements. If any disagreement should arise among any one or more of the parties hereto or any other party with respect to the Escrow Consideration or this Agreement (and the Escrow Agent is notified in writing of such disagreement), or if the Escrow Agent in good faith is in doubt as to what action should be taken hereunder, the Escrow Agent has the absolute right (but not the obligation), at its election, to do either or both of the following:

(i) withhold or stop all further performance under this Agreement (except the holding of the Escrow Consideration in accordance with the terms hereof) and all notices or instructions received in connection herewith until the Escrow Agent is satisfied that such disagreement or such doubt has been resolved; or

(ii) file a suit in interpleader and obtain an order from a court of appropriate jurisdiction in Titus County, Texas requiring all persons involved to litigate in such court their respective claims arising out of or in connection with the Escrow Consideration (the right of the Escrow Agent to institute such bill of interpleader, however, will not be deemed to modify the manner in which the Escrow Agent is entitled to make disbursements of the Escrow Consideration as set forth in this Agreement, other than to tender the Escrow Consideration into the registry of the court).

(c) Reimbursement of Expenses. The Escrow Agent will not charge any escrow fee for its services hereunder. However, the Escrow Agent is authorized to pay its costs and expenses, including attorneys’ fees, incurred in connection with the preparation, operation, administration and enforcement of this Agreement out of the Escrow Consideration. If the Escrow Agent pays for any of its costs or expenses from the Escrow Consideration, the Escrow Agent shall provide the Representative and Guaranty a notice and an accounting of such withdrawal of funds from the Escrow Account.

(d) Consultation with Legal Counsel. The Escrow Agent may consult with its counsel or other counsel satisfactory to it, including counsel to Guaranty or the Representative, with respect to any question relating to its duties or responsibilities hereunder or otherwise in connection herewith and will not be liable for any action taken, suffered, or omitted by the Escrow Agent in good faith upon the advice of such counsel. The Escrow Agent may act through its officers, employees, authorized representatives, or attorneys.

8. Deposit of Escrow Consideration and Taxes.

(a) The Escrow Agent will deposit the Escrow Consideration in an noninterest-bearing deposit account at GBT. The Escrow Consideration need not be collateralized with securities.

(b) Guaranty, GBT and the Representative acknowledge and agree that this Agreement is being established solely for administrative convenience and that the Escrow Consideration is and shall remain the legal and equitable property of Guaranty and that all right, title, and interest in and to the Escrow Consideration belongs exclusively to Guaranty unless and until such assets are disbursed to the Shareholders in accordance with this Agreement.

(c) Guaranty and GBT shall be treated as the owner of the Escrow Consideration for federal and state income tax purposes during the period such funds are held in the Escrow Account and shall include on its income tax return all taxable income, if any, generated on the Escrow Consideration during the Escrow Period.

9. Miscellaneous.

(a) Notices. All notices and other communications hereunder by any party hereto to any other party shall be in writing and may be delivered personally, by nationally-recognized overnight courier service, by United States mail, or by email or facsimile, to such party at the address, facsimile number or email address set forth below (provided, that any failure to include a facsimile number or email address for any party shall render notice by that method to that party unavailable) and shall be deemed delivered (i) in the case of personal delivery, email or facsimile, when received; (ii) in the case of mail, upon the earlier of actual receipt or three (3) Business Days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one (1) Business Day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery. Notwithstanding the foregoing, no notice to the Escrow Agent will be effective until received by the Escrow Agent. The parties may change their respective address, facsimile number or email address by written notice to all other parties, sent as provided in this Section 9(a).

If to Guaranty or GBT:

Guaranty Bancshares, Inc.

201 S. Jefferson

Mt. Pleasant, Texas 75455

Attention: Tyson T. Abston

Email: tabston@gnty.com

with a copy (which shall not constitute

notice) to:

Fenimore, Kay, Harrison & Ford LLP

812 San Antonio St., Suite 600

Austin, TX 78701

Attention: Chet Fenimore

Facsimile: (512) 583-5901

Email: cfenimore@fkhpartners.com

If to Westbound:

Westbound Bank

655 West Grand Parkway South

Katy, TX 77494

Attention: [●]

Email: [●]

with a copy (which shall not constitute notice) to:

Hunton & Williams, LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

Attention: Peter G. Weinstock

Facsimile: 214 740 7182

Email: pweinstock@hunton.com

If to the Representative:

Bruce Reichstein

[●]

(b) Binding Agreement; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or is to be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, it being the intent of the parties that this Agreement, and the terms hereof are for the sole benefit of the parties to this Agreement and not for the benefit of any other person. No party to this Agreement shall assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any assignment made or attempted in violation of this Section 9(b) is void and of no effect.

(c) Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other parties shall be entitled to (a) a temporary or permanent injunction or injunctions to prevent any breaches of such performance and (b) to specific enforcement of any such covenants, in addition to any other remedy to which they may be entitled, at law or in equity.

(d) Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which shall be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in a “.pdf” format transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

(e) Governing Law; Waiver of Jury Trial. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF THERE IS A DISPUTE RELATED TO OR ARISING FROM THIS AGREEMENT, THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN TITUS COUNTY, TEXAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE WHICH MAY ARISE FROM THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION RELATING TO OR ARISING FROM THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(f) Limitation on Liability. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY DAMAGES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER OR BY REASON OF ANY ACT OR OMISSION TO ACT BY THE ESCROW AGENT OR IN CONNECTION WITH ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY DAMAGES THAT MAY OCCUR BY REASON OF FORGERY, FALSE REPRESENTATIONS, OR THE EXERCISE BY THE ESCROW AGENT OF ITS DISCRETION, OTHER THAN DAMAGES WHICH RESULT DIRECTLY FROM THE ESCROW AGENT’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE FOR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL LOSS OR DAMAGE OF ANY KIND WHATSOEVER (INCLUDING BUT NOT LIMITED TO LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION.

(g) Mediation. If a dispute arises out of or relates to this Agreement or the breach thereof, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to litigation or some other dispute resolution procedure. Mediation will be conducted in Titus County, Texas. The costs of the mediation will be borne equally by the parties hereto.

(h) Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there shall be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

(i) Entire Agreement. This Agreement, the Merger Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

(j) Rules of Construction. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender are deemed to include the other genders. Each use herein of the plural include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a person are also to its permitted successors or assigns.

(k) Further Cooperation. The parties agree that they shall, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

(l) Amendment. This Agreement may be amended only by a written instrument executed by the parties hereto; but no amendment will be made to change the relative beneficial interest of any Shareholder in the Escrow Consideration without the consent of that Shareholder.

(m) Attorneys’ Fees and Costs. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees from the other party (unless such other party is the Escrow Agent), which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief that may be awarded.

10. Representative. In the event of the resignation, death or incapacity of the Representative, a successor Representative will be selected by the three (3) Shareholders owning the largest beneficial interest in the Escrow Consideration as of the Closing Date. All parties hereto will be entitled to rely on all actions and communications of the Representative as being genuine and binding on all of the Shareholders. The Representative will not be liable to any person for anything that the Representative may do or refrain from doing in accordance with this Agreement, unless such action or inaction results from the Representative’s gross negligence or willful misconduct.

[Signature Page Follows]

[Signature Page to Escrow Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

GUARANTY BANCSHARES, INC.

By:
Tyson T. Abston
President and Chief Executive Officer

WESTBOUND BANK

By:
[●]
[●]

GUARANTY BANK & TRUST, N.A.
as escrow agent

By:
Tyson T. Abston
President and Chief Executive Officer

REPRESENTATIVE

Bruce Reichstein

SCHEDULE 1

PRO RATA SHARE

Shareholder	Percentage Ownership

SCHEDULE 2

SUBJECT LOANS

Borrower	Loan No.	Original Amount	Outstanding Balance	Collateral	Original Date	Due Date	ALLL Credit	Specific Reserve

Total Escrow Consideration:

EXHIBIT E

RELEASE

(Director)

This RELEASE (this “Release”), effective as of [●], 2018, is made by [●] (the “Director”), in favor of Westbound Bank, a Texas banking association (“Westbound”). Capitalized terms not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 29, 2018, by and among Guaranty Bancshares, Inc., a Texas corporation and registered bank holding company under the BHC Act (“Guaranty”), Guaranty Bank & Trust, N.A., a national banking association, and Westbound, it is a condition to the consummation of the transactions contemplated by the Merger Agreement that the Director has executed and delivered to Guaranty an instrument releasing Westbound from any and all claims of such Director;

WHEREAS, the purpose of this Release is to serve as the instrument referred to in Section 8.12(e) of the Merger Agreement as discussed above; and

WHEREAS, the Director desires to enter into this Release in consideration of the matters set forth herein.

AGREEMENT

NOW, THEREFORE, for and in consideration of $1.00 and other good and valuable consideration, including, without limitation, that this Release is a condition to the Merger Agreement, the receipt and sufficiency of which is hereby expressly acknowledged, the Director agrees as follows:

1. Release.

(a)

Attached as Schedule 1 hereto is a list of all loans outstanding from Westbound to the Director. The Director acknowledges that there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against Westbound, except as set forth below. The Director for himself or herself and on behalf of his or her heirs and assigns (each, a “Releasing Party” and collectively, the “Releasing Parties”) hereby releases, acquits and forever discharges Westbound and its predecessors, successors, assigns, Subsidiaries, and each of their respective past or present officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them (each a “Released Party” and collectively, the “Released Parties”) (but only as to their actions or omissions in their capacity as officers, directors, employees, agents or servants of the Released Parties) to the fullest extent permitted by applicable law, from any and any and all claims, obligations, costs, losses, expenses (including attorneys’ fees), causes of action, rights, demands, debts, liens, liabilities or damages of every kind and nature whatsoever, whether known or unknown, anticipated or unanticipated, pending or threatened, fixed, contingent or conditional, suspected or unsuspected, and whether arising out of contract, tort, violation of law, statute, regulation or otherwise (including, without limitation, any covenant of good faith and fair dealing, express or implied), by reason of any matter, cause, thing, act, occurrence, omission or any other factor, situation or event whatsoever now existing or that may hereafter arise in respect of any and all agreements and obligations incurred on or prior to the date hereof, or in respect of any event occurring or circumstances existing on or prior to the date hereof (all of the foregoing collectively, “Claims”); but neither of the Released Parties are released from any obligations or liabilities to the Director (i) pursuant to the certificate of formation or articles of association, as applicable, or bylaws or similar governing documents of the Released Parties regarding the indemnification of officers or directors; and (ii) in connection with any deposits (as defined in 12 USC §1813(1)) of the Director or other written contractual obligations of the Released Parties to the Director existing on the date of this Release and as set forth on Schedule 2 hereto (items (i) and (ii) are collectively referred to herein as the “Specified Claims”).

(b)	Each of the Releasing Parties further covenants and agrees that he or she will not directly or indirectly bring or cause to be brought, or participate in the prosecution of or otherwise assert or solicit, any Proceeding (defined below) (i) with respect to any Claim against a Released Party, or (ii) that is based, in whole or in part, on the grounds that any or all the terms of this Release were entered into pursuant to a fraudulent inducement or are for any reason illegal, invalid, not binding, unenforceable or against public policy. For the purposes of this Release, a “Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or any arbitrator or arbitration panel.

(c)	Each of the Releasing Parties represents that it has not commenced any Proceeding against any of the Released Parties with respect to a Claim and is the sole owner of all right, title and interests to the Claims and has not transferred or agreed to transfer any interest in any Claim.

(d)	Each of the Releasing Parties agrees to indemnify, defend and hold harmless the Released Parties against any and all claims, demands, actions, causes of action, losses, damages, rights to recover or to be indemnified for losses, costs, expenses, and liabilities whatsoever (including court costs, litigation expenses and reasonable attorneys’ fees), known or unknown, anticipated or unanticipated, suspected or unsuspected, fixed, contingent, or conditional, at law or in equity, whether arising out of contract, tort, violation of law, statute, regulation, or otherwise incurred or suffered by any Released Party arising out of or in connection with any breach of this Release by a Releasing Party.

(e)	It is the intention of all parties that the foregoing be construed broadly as a total and unconditional release and covenant by each of the Releasing Parties to never to assert any Claim against any Released Party, except as otherwise provided herein.

2. It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements herein contained and the consideration herein transferred is to compromise doubtful and disputed claims, and that no releases made or other consideration given hereby or in connection herewith are to be construed as an admission of liability, all liability being expressly denied by each of the Released Parties. The Director hereby represents and warrants that the consideration hereby acknowledged for entering into this Release and the transactions contemplated hereby is greater than the value of all claims, demands, actions and causes of action herein relinquished, released, renounced, abandoned, acquitted, waived or discharged, and that this Release is in full settlement, satisfaction and discharge of any and all such claims, demands, actions, and causes of action that the Director may have or be entitled to against any of the Released Parties, and their respective predecessors, assigns, legal representatives, officers, directors, employees, attorneys and agents other than the Specified Claims.

3. The Director hereby represents and warrants that he or she has full power, capacity and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Director in the capacity in which executed. The Director further represents and warrants that he or she has entered into this Release freely of his or her own accord and without reliance on any representations of any kind of character not set forth herein. The Director hereby acknowledges and agrees that Hunton & Williams LLP, which serves as legal counsel for Westbound, has not been engaged to represent the Director individually in any matter, including with respect to the transactions contemplated by the Merger Agreement, and the Director further agrees that Hunton & Williams LLP and its attorneys have no obligation to advise the Director in connection with this Release, any other agreements entered into in connection with the transactions contemplated by the Merger Agreement, or legal developments arising as a result of the transactions contemplated by the Merger Agreement. The Director enters into this Release after having the opportunity to consult with his or her own legal counsel.

4. THIS RELEASE IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS RELEASE WILL LIE IN TITUS COUNTY, TEXAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS RELEASE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS RELEASE OR THE TRANSACTIONS CONTEMPLATED BY THIS RELEASE. EACH PARTY TO THIS RELEASE CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS RELEASE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.

5. If any provision of this Release is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Release is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Release will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Release; and (c) there will be added automatically as a part of this Release a provision mutually agreed to which is as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

6. Whenever the words “include,” “includes” or “including” are used in this Release, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Release refer to this Release as a whole and not to any particular provision in this Release. Each use herein of the masculine, neuter or feminine gender are deemed to include the other genders. Each use herein of the plural include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a person are also to its permitted successors or assigns.

7. The rights, obligations and duties of each of the Releasing Parties hereunder shall be personal and not assignable, transferable or delegable by any Releasing Party in any manner whatsoever. Without limiting the foregoing, this Release will be binding upon the Releasing Parties and will inure to the benefit of and be enforceable by the respective parents, subsidiaries, affiliates, predecessors, successors and assigns of the Released Parties. Nothing expressed or referred to in this Release will be construed to give any person other than the parties to this Release and the Released Parties any legal or equitable right, remedy, or claim under or with respect to this Release or any provision of this Release. This Release and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Release and their respective parents, subsidiaries, affiliates, predecessors, successors and permitted assigns, and the Released Parties.

8. This Release, together with the Merger Agreement and the agreements executed in connection with the transactions described in the Merger Agreement contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. The recitals to this Release are hereby incorporated by reference into and made a part of this Release for all purposes. This Release may not be amended except by a written agreement executed by each of the Director and Westbound (or its successors or assigns) and any provision hereof may not be waived, except by written agreement making specific reference to this Release signed by the party against whom enforcement is sought.

9. The Releasing Parties hereby acknowledge and agree that the failure of any Releasing Party to perform its agreements and covenants hereunder, including its failure to take all required actions on its part necessary to consummate the transactions contemplated hereby, will cause irreparable injury to the Released Parties for which damages, even if available, will not be an adequate remedy. Accordingly, each of the Releasing Parties hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Releasing Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder without the necessity of posting bonds or other security. Unless otherwise expressly stated in this Release, no right or remedy described or provided in this Release is intended to be exclusive or to preclude a party from pursuing other rights and remedies to the extent available under this Release, at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Release as of the date first above written.

DIRECTOR

Name of Director

STATE OF TEXAS	§

§

COUNTY OF	§

This instrument was acknowledged before me on                                                                          , by                                                          , individually.

Notary Public in and for the State of Texas

Printed Name:

My Commission Expires:

SCHEDULE 1

LOANS OUTSTANDING

SCHEDULE 2

SPECIFIED CLAIMS

RELEASE

(Officer)

This RELEASE (this “Release”), effective as of [●], 2018, is made by [●] (the “Officer”), in favor of Westbound Bank, a Texas banking association (“Westbound”). Capitalized terms not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 29, 2018, by and among Guaranty Bancshares, Inc., a Texas corporation and registered bank holding company under the BHC Act (“Guaranty”), Guaranty Bank & Trust, N.A., a national banking association, and Westbound, it is a condition to the consummation of the transactions contemplated by the Merger Agreement that the Officer has executed and delivered to Guaranty an instrument releasing Westbound from any and all claims of such Officer;

WHEREAS, the purpose of this Release is to serve as the instrument referred to in Section 8.12(f) of the Merger Agreement as discussed above; and

WHEREAS, the Officer desires to enter into this Release in consideration of the matters set forth herein.

AGREEMENT

NOW, THEREFORE, for and in consideration of $1.00 and other good and valuable consideration, including, without limitation, that this Release is a condition to the Merger Agreement, the receipt and sufficiency of which is hereby expressly acknowledged, the Officer agrees as follows:

1. Release.

(a)

Attached as Schedule 1 hereto is a list of all loans outstanding from Westbound to the Officer. The Officer acknowledges that there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against Westbound, except as set forth below. The Officer for himself or herself and on behalf of his or her heirs and assigns (each, a “Releasing Party” and collectively, the “Releasing Parties”) hereby releases, acquits and forever discharges Westbound and its respective predecessors, successors, assigns, Subsidiaries, and each of their respective past or present officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them (each a “Released Party” and collectively, the “Released Parties”) (but only as to their actions or omissions in their capacity as officers, directors, employees, agents or servants of the Released Parties) to the fullest extent permitted by applicable law, from any and any and all claims, obligations, costs, losses, expenses (including attorneys’ fees), causes of action, rights, demands, debts, liens, liabilities or damages of every kind and nature whatsoever, whether known or unknown, anticipated or unanticipated, pending or threatened, fixed, contingent or conditional, suspected or unsuspected, and whether arising out of contract, tort, violation of law, statute, regulation or otherwise (including, without limitation, any covenant of good faith and fair dealing, express or implied), by reason of any matter, cause, thing, act, occurrence, omission or any other factor, situation or event whatsoever now existing or that may hereafter arise in respect of any and all agreements and obligations incurred on or prior to the date hereof, or in respect of any event occurring or circumstances existing on or prior to the date hereof (all of the foregoing collectively, “Claims”); but neither of the Released Parties are released from any obligations or liabilities to the Officer (i) pursuant to the certificate of formation or articles of association, as applicable, or bylaws or similar governing documents of the Released

Parties regarding the indemnification of officers or directors; (ii) in connection with any deposits (as defined in 12 USC §1813(1)) of the Officer or other written contractual obligations of the Released Parties to the Officer existing on the date of this Release and as set forth on Schedule 2 hereto; (iii) accrued compensation and rights under any benefit plans or arrangements of the Released Parties existing at or immediately prior to the Effective Time and as set forth on Schedule 3; (iv) pursuant to the provisions of any written employment agreement to which the Officer is a party and as set forth on Schedule 4; and (v) in connection with medical claims not yet filed (items (i), (ii), (iii), (iv) and (iv) are collectively referred to herein as the “Specified Claims”).

(b)	Each of the Releasing Parties further covenants and agrees that he or she will not directly or indirectly bring or cause to be brought, or participate in the prosecution of or otherwise assert or solicit, any Proceeding (defined below) (i) with respect to any Claim against a Released Party, or (ii) that is based, in whole or in part, on the grounds that any or all the terms of this Release were entered into pursuant to a fraudulent inducement or are for any reason illegal, invalid, not binding, unenforceable or against public policy. For the purposes of this Release, a “Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or any arbitrator or arbitration panel.

(c)	Each of the Releasing Parties represents that it has not commenced any Proceeding against any of the Released Parties with respect to a Claim and is the sole owner of all right, title and interests to the Claims and has not transferred or agreed to transfer any interest in any Claim.

(d)	Each of the Releasing Parties agrees to indemnify, defend and hold harmless the Released Parties against any and all claims, demands, actions, causes of action, losses, damages, rights to recover or to be indemnified for losses, costs, expenses, and liabilities whatsoever (including court costs, litigation expenses and reasonable attorneys’ fees), known or unknown, anticipated or unanticipated, suspected or unsuspected, fixed, contingent, or conditional, at law or in equity, whether arising out of contract, tort, violation of law, statute, regulation, or otherwise incurred or suffered by any Released Party arising out of or in connection with any breach of this Release by a Releasing Party.

(e)	It is the intention of all parties that the foregoing be construed broadly as a total and unconditional release and covenant by each of the Releasing Parties to never to assert any Claim against any Released Party, except as otherwise provided herein.

2. It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements herein contained and the consideration herein transferred is to compromise doubtful and disputed claims, and that no releases made or other consideration given hereby or in connection herewith are to be construed as an admission of liability, all liability being expressly denied by each of the Released Parties. The Officer hereby represents and warrants that the consideration hereby acknowledged for entering into this Release and the transactions contemplated hereby is greater than the value of all claims, demands, actions and causes of action herein relinquished, released, renounced, abandoned, acquitted, waived or discharged, and that this Release is in full settlement, satisfaction and discharge of any and all such claims, demands, actions, and causes of action that the Officer may have or be entitled to against any of the Released Parties, and their respective predecessors, assigns, legal representatives, officers, directors, employees, attorneys and agents other than the Specified Claims.

3. The Officer hereby represents and warrants that he or she has full power, capacity and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Officer in the capacity in which executed. The Officer further represents and warrants that he or she has entered into this Release freely of his or her own accord and without reliance on any representations of any kind of character not set forth herein. The Officer hereby acknowledges and agrees that Hunton & Williams LLP, which serves as legal counsel for Westbound, has not been engaged to represent the Officer individually in any matter, including with respect to the transactions contemplated by the Merger Agreement, and the Officer further agrees that Hunton & Williams LLP and its attorneys have no obligation to advise the Officer in connection with this Release, any other agreements entered into in connection with the transactions contemplated by the Merger Agreement, or legal developments arising as a result of the transactions contemplated by the Merger Agreement. The Officer enters into this Release after having the opportunity to consult with his or her own legal counsel.

4. THIS RELEASE IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS RELEASE WILL LIE IN TITUS COUNTY, TEXAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS RELEASE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS RELEASE OR THE TRANSACTIONS CONTEMPLATED BY THIS RELEASE. EACH PARTY TO THIS RELEASE CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS RELEASE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.

5. If any provision of this Release is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Release is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Release will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Release; and (c) there will be added automatically as a part of this Release a provision mutually agreed to which is as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

6. Whenever the words “include,” “includes” or “including” are used in this Release, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Release refer to this Release as a whole and not to any particular provision in this Release. Each use herein of the masculine, neuter or feminine gender are deemed to include the other genders. Each use herein of the plural include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a person are also to its permitted successors or assigns.

7. The rights, obligations and duties of each of the Releasing Parties hereunder shall be personal and not assignable, transferable or delegable by any Releasing Party in any manner whatsoever. Without limiting the foregoing, this Release will be binding upon the Releasing Parties and will inure to the benefit of and be enforceable by the respective parents, subsidiaries, affiliates, predecessors, successors and assigns of the Released Parties. Nothing expressed or referred to in this Release will be construed to give any person other than the parties to this Release and the Released Parties any legal or equitable right, remedy, or claim under or with respect to this Release or any provision of this Release. This Release and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Release and their respective parents, subsidiaries, affiliates, predecessors, successors and permitted assigns, and the Released Parties.

8. This Release, together with the Merger Agreement and the agreements executed in connection with the transactions described in the Merger Agreement contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. The recitals to this Release are hereby incorporated by reference into and made a part of this Release for all purposes. This Release may not be amended except by a written agreement executed by each of the Officer and Westbound (or its successors or assigns) and any provision hereof may not be waived, except by written agreement making specific reference to this Release signed by the party against whom enforcement is sought.

9. The Releasing Parties hereby acknowledge and agree that the failure of any Releasing Party to perform its agreements and covenants hereunder, including its failure to take all required actions on its part necessary to consummate the transactions contemplated hereby, will cause irreparable injury to the Released Parties for which damages, even if available, will not be an adequate remedy. Accordingly, each of the Releasing Parties hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Releasing Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder without the necessity of posting bonds or other security. Unless otherwise expressly stated in this Release, no right or remedy described or provided in this Release is intended to be exclusive or to preclude a party from pursuing other rights and remedies to the extent available under this Release, at law or in equity.

[Signature Page Follows]

EXHIBIT F

IN WITNESS WHEREOF, the undersigned has executed this Release as of the date first above written.

OFFICER

Name of Officer

STATE OF TEXAS	§
§
COUNTY OF	§

This instrument was acknowledged before me on                                     , by                                         , individually.

Notary Public in and for the State of Texas

Printed Name:

My Commission Expires:

SCHEDULE 1

LOANS OUTSTANDING

SCHEDULE 2

SPECIFIED CLAIMS

SCHEDULE 3

BENEFIT PLANS OR ARRANGEMENTS

SCHEDULE 4

EMPLOYMENT AGREEMENT

EXHIBIT F

CONFIDENTIALITY AND NON-SOLICITATION AGREEMENT

THIS CONFIDENTIALITY AND NON-SOLICITATION AGREEMENT (the “Agreement”) is made and entered into as of [●], 2018 between Guaranty Bank & Trust, N.A. (“GBT”), and                     (“Employee”). For and in consideration of the foregoing and the premises, representations, and mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which the parties hereto now acknowledge, the parties hereto, intending to be legally bound, agree as follows:

1.	Employment. GBT agrees to employ Employee upon the terms and conditions set forth in this Agreement, and Employee agrees to accept employment upon these terms and conditions. However, Employee’s employment is contingent on his or her full and honest disclosure of his or her personal and work history, including qualifications, skills, history, education, training and background and passing a drug and background screen.

2.	Confidentiality. Employee agrees that all information obtained by Employee during his or her employment with GBT relating to the business of GBT and its customers is strictly confidential and proprietary in nature. For the period of his or her employment and at all times afterwards, Employee agrees not to use or disclose to anyone other than an authorized GBT representative:

•	any information as to strategy, business plans, methods or policies, systems, documentation, research or development projects, acquisitions, or trade secrets;

•	any names and addresses of customers, customer lists, or any other data relating to past, present or prospective customers; or

•	any other information relating to the business operations of GBT or its customers.

Nothing in this Agreement shall prevent Employee from using or disclosing any information that (i) at the time of disclosure is generally available to and known to the public, other than by a breach of this Agreement by the Employee or (ii) was available to the Employee on a non-confidential basis from a source other than Westbound Bank or GBT, provided that such source is not known to the Employee to have been bound by an obligation or duty of confidentiality to Westbound Bank or GBT.

3.	Solicitation. Employee agrees that he or she will not, while employed by GBT, engage in any business which competes with GBT. Additionally, because of his or her access to confidential information as well as specialized training, Employee agrees that upon termination, for whatever reason, Employee will not directly solicit business from any existing GBT customers that the Employee had contact with while employed by GBT (or Westbound Bank) or about whom the Employee had access to confidential information for one (1) year after leaving GBT. For that same period and within that same geographic scope, Employee agrees that he or she will not (a) interfere with or attempt to interfere with GBT’s relationship with any of such customers or (b) solicit, directly or indirectly, any GBT employees for employment or encourage any such employees to otherwise terminate employment with GBT for any reason. Employee agrees these provisions are reasonable and necessary to protect GBT’s legitimate business interests.

4.	Consideration. In consideration of the covenants and agreements of the Employee contained in Sections 2 and 3 of this Agreement, GBT hereby agrees to provide Employee a lump sum cash payment of $[●], subject to applicable taxes and withholding within three (3) business days following the date hereof.

5.

Entire Agreement; Nonreliance. Employee acknowledges that this Agreement constitutes the entire agreement between GBT and Employee and supersedes any prior negotiations or understandings between GBT and Employee relating to his or her employment. Employee has read and understands the terms of this Agreement and is not relying on any other terms or representations except those contained in this Agreement or as otherwise specified in this paragraph. Employee hereby acknowledges and agrees that neither legal counsel for Westbound Bank nor legal counsel for GBT has been engaged to represent Employee individually in any matter, including with respect to this Agreement, and Employee further agrees that legal counsel for Westbound Bank and GBT shall have no obligation to advise Employee in connection with this Agreement. Employee enters into this Agreement after having the opportunity to consult with his or her own legal counsel.

6.	At Will Relationship. Employee agrees that nothing contained in this Agreement constitutes a contract of employment with GBT, and Employee acknowledges that his or her employment is “at will” and may be terminated at any time for any legal reason by Employee or by GBT without notice.

7.	Competitive Information. GBT has not requested and does not want any confidential information belonging to a prior employer. Employee must not use such information (except such information previously belonging to Westbound Bank which was merged with and into GBT) in the performance of his or her duties for GBT nor should Employee share any such information with any other employees of GBT.

8.	Miscellaneous. This Agreement will be binding upon and will operate for the benefit of the parties and their respective assigns, executors, administrators and successors. This Agreement will be construed and enforced under Texas law. The parties agree any dispute, controversy or claim arising out of or relating to this Agreement or breach hereof, or arising out of or relating in any way to the employment of Employee or the termination thereof, shall be adjudicated exclusively and solely in the District Court of Titus County, Texas. In the event any portion of this Agreement is determined to be invalid or unenforceable, that portion will be deemed to be omitted and the remainder of this Agreement will remain in effect. No waiver of any breach or compliance with any term or obligation under this Agreement shall be deemed a waiver of such term or obligation at any future time or as to any other parties who have entered into similar agreements.

IN WITNESS WHEREOF, the parties have duly executed this Agreement to be effective as of the date first written above.

EMPLOYEE	GUARANTY BANK & TRUST, N.A.

By:
Name (Print)	Name (Print)

Signature	Signature

Social Security Number	Title

Date	Date

EXHIBIT G

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), executed as of January 29, 2018, is by and between WESTBOUND BANK, a Texas banking association (the “Bank”), GUARANTY BANK & TRUST, N.A. (“GBT”), a Texas corporation, and GUARANTY BANCSHARES, INC. (“Guaranty”), a Texas corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended.

WHEREAS, the Bank is currently a party to (i) that certain Salary Continuation Agreement by and between the Bank and James Troy England, dated August 26, 2014 (the “2014 Agreement”) and (ii) those certain Salary Continuation Agreements with each of Robert J. Kramer and B. Ralph Williams, each dated September 12, 2007 (the “2007 Agreements,” and together with the 2014 Agreement, the “Salary Continuation Agreements”);

WHEREAS, Section 7.14 of the 2014 Agreement provides that the 2014 Agreement shall be binding upon and inure to the benefit of the Employer and its successor and assigns;

WHEREAS, Section 9.7 of the 2007 Agreements provides that the Bank shall not merge or consolidate into or with another bank unless such succeeding or continuing bank agrees to assume and discharge the obligations of the Bank under the applicable 2007 Agreement, and that upon occurrence of such event, references to the Bank under the applicable 2007 Agreement shall be deemed to refer to such successor or survivor entity;

WHEREAS, it is proposed that the Bank enter into a merger with and into GBT, a wholly-owned subsidiary of Guaranty, with GBT surviving the merger (the “Merger”), under the terms set forth in the Agreement and Plan of Merger negotiated between the Bank, Guaranty and GBT (the “Merger Agreement”);

WHEREAS, the Merger will constitute a “Change in Control” as defined in the Salary Continuation Agreements;

WHEREAS, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Salary Continuation Agreements.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Assignment of the Salary Continuation Agreements. Pursuant to the terms of the Salary Continuation Agreements set forth above, the Bank hereby assigns to GBT and Guaranty, and GBT and Guaranty hereby expressly accept the assignment of, and assume all of the obligations of the Bank under, the Salary Continuation Agreements, effective as of the closing of the Merger.

2. Change in Control Benefits. The Bank, GBT and Guaranty agree that the Merger constitutes a Change in Control for purposes of the Change in Control Benefit provided for in Section 2.4 of the 2014 Agreement and Section 2.3 of the 2007 Agreements.

3. Participants in Pay Status. The Bank, GBT and Guaranty agree that each of Robert J. Kramer and B. Ralph Williams (a) have attained the “Normal Benefit Date” under the terms of the applicable 2007 Agreement and are currently receiving benefit payments in accordance with Section 2.1 of the applicable 2007 Agreement, and (b) will continue to receive their benefit payments in accordance with Section 2.1 of the applicable 2007 Agreement following the Merger.

4. Amendments to 2014 Agreement. The Bank, GBT and Guaranty agree that the 2014 Agreement is hereby amended as follows:

(a)	Sections 1.6 and 2.7 of the 2014 Agreement are hereby deleted in their entirety and revised to read “[Reserved].”

(b)	Section 1.12 of the 2014 Agreement is hereby amended in its entirety to read as follows:

“1.12 ‘Early Termination’ means Separation from Service before Normal Retirement Age except when such Separation from Service occurs following a Change in Control.”

5. Amendments to 2007 Agreements. The Bank, GBT and Guaranty agree that each of the 2007 Agreements is hereby amended as follows:

(a)	Sections 1.15 and 5.1 of the 2007 Agreements are hereby deleted in their entirety and revised to read “[Reserved].”

(b)	Section 1.8 of the 2007 Agreements is hereby amended in its entirety to read as follows:

“1.8 ‘Early Termination’ means the Executive’s Separation from Service before the Normal Benefit Date except when such Separation from Service occurs following a Change in Control.”

6. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same Agreement.

7. Entire Agreement. This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof, and replaces and supersedes any other agreements with respect thereto (whether written or oral).

8. Governing Law. This Agreement shall be governed, construed, interpreted and administered in accordance with the laws of the State of Texas, without regard to its conflicts of laws principles.

9. Contingent on Merger. This Agreement is contingent upon the closing of the Merger. In the event the Merger does not take place, it shall be null and void ab initio and shall have no force or effect.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Assignment and Assumption Agreement to be executed as of the date first above written.

PARTICIPANTS:	BANK:

WESTBOUND BANK

By:
James Troy England	Name:
Title:

Robert J. Kramer	GBT:

GUARANTY BANK AND TRUST, N.A.

By:
B. Ralph Williams	Name:
Title:

GUARANTY:

GUARANTY BANCSHARES, INC.

By:
Name:
Title:

Annex B

January 26, 2018

Board of Directors

Westbound Bank

Katy, Texas

Ladies and Gentlemen:

You have requested that The Bank Advisory Group, L.L.C. (“The Bank Advisory Group”) act as an independent financial analyst and advisor on behalf of Westbound Bank, Katy, Texas (“Westbound”). Specifically, we have been asked to render advice and analysis in connection with the proposed acquisition of Westbound by Guaranty Bancshares, Inc., Mount Pleasant, Texas (“Guaranty”), whereby Westbound will merge with and into Guaranty Bank & Trust, N.A., Mount Pleasant, Texas (“GBT”), with GBT as the surviving corporation in the Merger (the “Merger”). In our role as an independent financial analyst, you have requested our opinion with regard to the financial fairness – from the perspective of the shareholders of Westbound – of the financial terms of the Merger pursuant to the provisions of the draft version of the Agreement and Plan of Merger by and among Guaranty, GBT, and Westbound, to be dated January 26, 2018 (the “Agreement”).

In conjunction with our review of the Agreement, our understanding is that Guaranty proposes to consummate the Merger pursuant to the following financial terms:

•	Each share of Westbound common stock, par value $5.00 per share (the “Westbound Common Stock”) issued and outstanding immediately prior to the Effective Time (as subsequently defined), and each share of Class A Preferred Stock, $5.00 par value per share, of Westbound issued and outstanding immediately prior to the Effective Time (“Westbound Preferred Stock”, together with Westbound Common Stock, “Westbound Stock”) excluding any Westbound Stock held by a Dissenting Shareholder and Treasury Shares, shall cease to be outstanding and shall be converted into and represent the right to receive from Guaranty, without interest, the Per Share Merger Consideration (subject to the escrow arrangement provided for in the Agreement).

•	Aggregate Merger Consideration will consist of a combination of cash and Guaranty common stock, par value $1.00 per share (“Guaranty Common Stock”), calculated as $34,600,000 plus a Special Dividend (equaling the amount of Final Adjusted Tangible Equity that exceeds $16,500,000).

•	Final Adjusted Tangible Equity equals (A) Westbound stockholders’ equity less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, as such components are determined pursuant to generally accepted accounting principles (“GAAP”) minus (B) all Transaction Expenses through the Closing Date to the extent not paid or accrued by Westbound or otherwise accounted for in the calculation of Adjusted Tangible Equity, whether or not required under GAAP.

Board of Directors

Westbound Bank

January 26, 2018

•	Aggregate Cash Consideration will equal the Aggregate Merger Consideration minus the Aggregate Guaranty Stock Value (subsequently defined). Aggregate Cash Consideration includes Shareholder Cash Consideration (subsequently defined) and Aggregate Option Consideration (subsequently defined).

•	Shareholder Cash Consideration means the difference between the Aggregate Cash Consideration and the Aggregate Option Consideration.

•	Aggregate Stock Consideration will consist of 900,000 shares of Guaranty Common Stock. Aggregate Guaranty Stock Value means the dollar value equal to the Determination Date VWAP (subsequently defined) multiplied by the Aggregate Stock Consideration. Determination Date VWAP means the average of the daily volume-weighted average sales price per share of Guaranty Common Stock on the NASDAQ Stock Market, Inc. Global Select Market System for the fifteen (15) consecutive trading days ending on and including the Determination Date.

•	If the Determination Date VWAP is 15% or more above the VWAP on the date the Agreement is executed or 15% or more below the VWAP on the date the Agreement is executed, then Guaranty, solely at its discretion, may adjust the number of shares of Guaranty Common Stock in the Aggregate Stock Consideration and/or adjust the Aggregate Cash Consideration, such that the Aggregate Merger Consideration as of the Determination Date is equal to the Aggregate Merger Consideration as of the Execution Date.

•	Each option to purchase shares of Westbound Common Stock that is “in-the-money” shall be entitled to a “cashless exercise” which essentially means that each option holder will share, on an all-cash basis, in a proportional interest of the Aggregate Merger Consideration, adjusted for the aggregate exercise price of the options held by the option holder. The aggregate cash to all holders of options to purchase Westbound Common Stock is defined as Aggregate Option Consideration. The mechanics of the cashless exercise of options are delineated in the Agreement.

•	Two million dollars ($2,000,000) of the Shareholder Cash Consideration will be placed in an escrow account for Westbound shareholders for a period of two years from the date of the Merger for the sole purpose of indemnifying Guaranty for losses associated with a specifically-identified group of loans (“Subject Loans”). Disbursements of escrow funds to Westbound shareholders are dependent upon the performance of the Subject Loans on a borrower-by-borrower basis.

•	Dissenting Shares will not be converted into the right to receive Per Share Merger Consideration, as noted above, but rather will have the right to receive consideration determined by relevant provisions of Subchapter H of Chapter 10 of the Texas Business Organizations Code.

The Bank Advisory Group is a specialized consulting firm focusing on providing stock valuations together with traditional merger & acquisition advisory services exclusively to financial institutions located throughout the United States, or to groups of individuals associated with U.S.-based financial institutions. As part of its line of professional services, The Bank Advisory Group specializes in rendering fairness opinions of banks and bank holding companies in connection with mergers and acquisitions nationwide.

Board of Directors

Westbound Bank

January 26, 2018

Prior to its retention for this assignment, The Bank Advisory Group provided stock valuation and consultation services to Westbound for professional fees totaling $14,000 over the prior four years, exclusive of a $20,000 upfront fee for this engagement. However, these amounts, in aggregate, are immaterial to the total revenues of The Bank Advisory Group over that period. Additionally, prior to its retention for this assignment, The Bank Advisory Group has not provided any services to nor has it received any professional fees from Guaranty.

In connection with this assignment, which includes the issuance of this opinion together with the sale and marketing of Westbound, Westbound has agreed to pay BAG Brokerage, Ltd. (a partnership affiliated with The Bank Advisory Group) a professional fee estimated at $640,000, inclusive of the $20,000 upfront fee noted above.

In connection with this opinion and with respect to Westbound, we have reviewed, among other things:

1.	Comparative audited financial statements for Westbound, at and for the fiscal years ended December 31, 2015 and 2016;

2.	Reports of Condition and Income for Westbound at and for the years ended December 31, 2012 – 2017;

3.	Certain internal financial analyses and forecasts for Westbound prepared by its management, including projections of future performance;

4.	Certain other summary materials and analyses with respect to its loan portfolio, securities portfolio, wholesale funding, fixed assets, and operations including, but not limited to: (i) a budgeted balance sheet and income statement for fiscal years 2018 – 2019; (ii) schedules of loans and other assets identified by management as deserving special attention or monitoring given the characteristics of the loan/asset and the local economy; (iii) analyses concerning the adequacy of the allowance for loan losses; (iv) schedules of “other real estate owned,” including current carrying values and recent appraisal values; and, (v) schedules of securities, detailing book values, market values, and lengths to maturity; and,

5.	Such other information regarding Westbound that we deemed relevant to this assignment.

In connection with this opinion and with respect to Guaranty, we have reviewed, among other things:

1.	A draft of the press release entitled “Guaranty Bancshares, Inc. Reports Fourth Quarter and Year-End 2017 Financial Results”;

2.	Quarterly financial statements, included in the Guaranty quarterly report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission, for the quarterly period ended September 30, 2017;

3.	Comparative audited consolidated financial statements, at and for the fiscal years ended December 31, 2015 and 2016, as included in the Prospectus for Guaranty’s initial public offering dated May 9, 2017;

Board of Directors

Westbound Bank

January 26, 2018

4.	Consolidated financial statements presented on form F.R. Y-9C, and parent company only financial statements presented on form F.R. Y-9LP, for the years ended December 31, 2012 – 2016, and at and for the nine-month period ended September 30, 2017, as filed with the Federal Reserve System;

5.	Equity research reports regarding Guaranty prepared by various analysts who cover the financial institutions sector;

6.	Guaranty’s Investor Presentation dated May 1, 2017;

7.	A listing of institutional ownership positions in Guaranty Common Stock and recent Insider Transactions of Guaranty Common Stock; and,

8.	Such other information regarding Guaranty that we deemed relevant to this assignment.

In connection with this opinion and with respect to the Merger, we have reviewed, among other things:

1.	The Agreement that sets forth, among other items, the terms, conditions to closing, pending litigation against Westbound, Guaranty, and GBT, and representations and warranties of Westbound, Guaranty, and GBT;

2.	The financial terms and price levels for selected commercial banking organizations domiciled in urban/suburban locales, with assets between $100 million and $500 million, and a return on average assets (“ROA”) between 0.25% and 1.25%, recently acquired in the South Central United States – and more specifically in the states of Arkansas, Louisiana, Oklahoma, and Texas – together with the financial performance and condition of such banking organizations;

3.	The growth/decline in the market price levels since June 30, 2017 of Guaranty compared to publicly-traded Texas commercial banks under $10 billion in total assets using financial information as of September 30, 2017, and pricing information as of January 22, 2018;

4.	The growth/decline in the market price levels since June 30, 2017 of Guaranty compared to individual Texas commercial banks under $10 billion in total assets using financial information as of September 30, 2017, and pricing information as of January 22, 2018; and,

5.	Such other information – including financial studies, analyses, investigations, and economic and market criteria – that we deem relevant to this assignment.

Based on our experience, we believe our review of, among other things, the aforementioned items provide a reasonable basis for our opinion, recognizing that we are expressing an informed professional opinion – not a certification of value. Furthermore, our opinion is focused exclusively upon the value impact of the Merger on shareholders of Westbound and thus is not intended, nor should it be construed, to provide specific legal, regulatory, tax, or accounting advice in connection with the subject transaction.

Board of Directors

Westbound Bank

January 26, 2018

We have relied upon the information provided by the managements of Westbound, Guaranty, and GBT, and otherwise reviewed by us, as being complete and accurate in all material respects. Furthermore, we have not verified through independent inspection or examination the specific assets or liabilities of Westbound, Guaranty, or GBT. We have also assumed that there has been no material change in the assets, financial condition, results of operations, or business prospects of Westbound, Guaranty, or GBT since the date of the last financial statements made available to us. We have met with the management of Westbound and have had discussions with the Management of Guaranty regarding the relevant information that has been provided to us, and nothing has come to our attention that would lead us to conclude that the foregoing reliances and assumptions are unfounded or without merit.

Based on all factors that we deem relevant and assuming the accuracy and completeness of the information and data provided to us, it is our opinion that the terms of the Merger, including, without limitation, the Aggregate Merger Consideration, are fair, from a financial point of view, to the holders of Westbound Stock.

This opinion is available for disclosure to the shareholders of Westbound Bank. Accordingly, we hereby consent to the reference to this opinion and to our Firm in any disclosure materials provided to the shareholders of Westbound in conjunction with the Merger.

Respectfully submitted,

The Bank Advisory Group, L.L.C.

By

Annex C

CHAPTER 10, SUBCHAPTER H OF THE TEXAS BUSINESS ORGANIZATIONS CODE

CHAPTER 10. MERGERS, INTEREST EXCHANGES, CONVERSIONS, AND SALES OF ASSETS

SUBCHAPTER H. RIGHTS OF DISSENTING OWNERS

§ 10.351. APPLICABILITY OF SUBCHAPTER.

(a) This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b) This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c) The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

§ 10.352. DEFINITIONS.

In this subchapter:

(1) “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A) provides notice under Section 10.356; and

(B) complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2) “Responsible organization” means:

(A) the organization responsible for:

(i) the provision of notices under this subchapter; and

(ii) the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B) with respect to a merger or conversion:

(i) for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii) for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C) with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D) with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

§ 10.353. FORM AND VALIDITY OF NOTICE.

(a) Notice required under this subchapter:

(1) must be in writing; and

(2) may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b) Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.

(a) Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1) dissent from:

(A) a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B) a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C) a plan of exchange in which the ownership interest of the owner is to be acquired;

(D) a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion;

(E) a merger effected under Section 10.006 in which:

(i) the owner is entitled to vote on the merger; or

(ii) the ownership interest of the owner is converted or exchanged; or

(F) a merger effected under Section 21.459(c) in which the shares of the shareholders are converted or exchanged; and

(2) Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b) Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A) listed on a national securities exchange; or

(B) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii) held of record by at least 2,000 owners;

(B) cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C) any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c) Subsection (b) will not apply either to a domestic entity that is a subsidiary with respect to a merger under Section 10.006 or to a corporation with respect to a merger under Section 21.459(c).

§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

(a) A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 will notify each affected owner of the owner’s rights under that section if:

(1) the action or proposed action is submitted to a vote of the owners at a meeting; or

(2) approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b) If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization will notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(b-1) If a corporation effects a merger under Section 21.459(c), the responsible organization will notify the shareholders of that corporation who have a right to dissent to the plan of merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. Notice required under this subsection that is given to shareholders before the effective date of the merger may, but is not required to, contain a statement of the merger’s effective date. If the notice is not given to the shareholders until on or after the effective date of the merger, the notice must contain a statement of the merger’s effective date.

(c) A notice required to be provided under Subsection (a), (b), or (b-1) must:

(1) be accompanied by a copy of this subchapter; and

(2) advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or a demand under Section 10.356(b)(3), or both, may be provided.

(d) In addition to the requirements prescribed by Subsection (c), a notice required to be provided:

(1) under Subsection (a)(1) must accompany the notice of the meeting to consider the action;

(2) under Subsection (a)(2) must be provided to:

(A) each owner who consents in writing to the action before the owner delivers the written consent; and

(B) each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect; and

(3) under Subsection (b-1) must be provided:

(A) if given before the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder to whom that offer is made; or

(B) if given after the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder who did not tender the shareholder’s shares in that offer.

(e) Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization will give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

(f) If the notice given under Subsection (b-1) did not include a statement of the effective date of the merger, the responsible organization will, not later than the 10th day after the effective date, give a second notice to the shareholders notifying them of the merger’s effective date. If the second notice is given after the later of the date on which the tender or exchange offer described by Section 21.459(c)(2) is consummated or the 20th day after the date notice under Subsection (b-1) is given, then the second notice is required to be given to only those shareholders who have made a demand under Section 10.356(b)(3).

§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

(a) An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b) To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1) if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A) is addressed to the entity’s president and secretary;

(B) states that the owner’s right to dissent will be exercised if the action takes effect;

(C) provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D) is delivered to the entity’s principal executive offices before the meeting;

(2) with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A) must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B) may not consent to the action if the action is approved by written consent; and

(3) must give to the responsible organization a demand in writing that:

(A) is addressed to the president and secretary of the responsible organization;

(B) demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C) provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D) states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E) is delivered to the responsible organization at its principal executive offices at the following time:

(i) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners;

(iii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006; or

(iv) not later than the 20th day after the date the responsible organization gives to the shareholder the notice required by Section 10.355(b-1) or the date of the consummation of the tender or exchange offer described by Section 21.459(c)(2), whichever is later, if the action is a merger effected under Section 21.459(c).

(c) An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d) Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e) If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a) An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1) payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2) a petition has been filed under Section 10.361.

(b) Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

(a) Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization will respond to the dissenting owner in writing by:

(1) accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2) rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b) If the responsible organization accepts the amount claimed in the demand, the responsible organization will pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

(c) If the responsible organization rejects the amount claimed in the demand, the responsible organization will provide to the owner:

(1) an estimate by the responsible organization of the fair value of the ownership interests; and

(2) an offer to pay the amount of the estimate provided under Subdivision (1).

(d) If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect

(e) If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization will pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a) A responsible organization will note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b) If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1) a reference to the demand; and

(2) the name of the original dissenting owner of the ownership interest.

§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.

(a) If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1) the county in which the organization’s principal office is located in this state; or

(2) the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b) A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c) On the filing of a petition by an owner under Subsection (a), service of a copy of the petition will be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization will file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d) The clerk of the court in which a petition is filed under this section will provide by registered mail notice of the time and place set for the hearing to:

(1) the responsible organization; and

(2) each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e) The court will:

(1) determine which owners have:

(A) perfected their rights by complying with this subchapter; and

(B) become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2) appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f) The court will approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g) The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1) the beneficial owner will at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2) the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

(a) For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b) In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

(c) The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

(a) An appraiser appointed under Section 10.361 has the power and authority that:

(1) is granted by the court in the order appointing the appraiser; and

(2) may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b) The appraiser will:

(1) determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2) file with the court a report of that determination.

(c) The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d) The clerk of the court appointing the appraiser will provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. OBJECTION TO APPRAISAL; HEARING.

(a) A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b) If an objection to a report is raised under Subsection (a), the court will hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court will require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c) Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d) The responsible organization will:

(1) immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2) pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e) On payment of the judgment, the dissenting owner does not have an interest in the:

(1) ownership interest for which the payment is made; or

(2) responsible organization with respect to that ownership interest.

§ 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.

(a) An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b) All court costs will be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

(a) An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1) in the case of a merger, conversion, or interest exchange, will be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2) in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b) An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1) receive payment for the ownership interest under this subchapter; and

(2) bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c) An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

(a) The rights of a dissenting owner terminate if:

(1) the owner withdraws the demand under Section 10.356;

(2) the owner’s right of dissent is terminated under Section 10.356;

(3) a petition is not filed within the period required by Section 10.361; or

(4) after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b) On termination of the right of dissent under this section:

(1) the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2) the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3) the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4) the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5) any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6) the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of: (1) the value of the ownership interest; or (2) money damages to the owner with respect to the action.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers of Guaranty.

The Third Amended and Restated Certificate of Formation and Third Amended and Restated Bylaws, as amended, of Guaranty Bancshares, Inc. (which we refer to as the “Registrant”) require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Texas law. Generally, Chapter 8 of the TBOC permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (1) conducted himself in good faith, (2) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation’s best interest, or (b) in other cases, that his conduct was at least not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBOC requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful in defending on the merits.

The Third Amended and Restated Certificate of Formation provides that a director of the Registrant will not be liable to the corporation for monetary damages for an act or omission in the director’s capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (iv) an act or omission for which the liability of the director is expressly provided by statute.

The Third Amended and Restated Certificate of Formation permit the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or who is or was serving at the request of the Registrant as a representative of the Registrant of another organization against any liability asserted against such person and incurred by such person in such a capacity or arising out of such person’s status as such a person, whether or not the Registrant would have the power to indemnify such person against that liability.

The Third Amended and Restated Certificate of Formation and Third Amended and Restated Bylaws of the Registrant were previously filed with the Securities and Exchange Commission and are included as an exhibit to the proxy statement/prospectus.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated January 29, 2018, by and among Guaranty Bancshares, Inc., Guaranty Bank & Trust, N.A. and Westbound Bank (attached as Annex A to this proxy statement/prospectus) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

3.1	Third Amended and Restated Certificate of Formation of Guaranty Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1/A filed with the SEC on May 1, 2017, file number 333-217176).

3.2	Third Amended and Restated Bylaws of Guaranty Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

4.1	Specimen Common Stock Certificate (filed as Exhibit 4.1 to Guaranty’s Registration Statement on Form S-1/A filed with the SEC on May 1, 2017, file number 333-217176).

The other instruments defining the rights of the long-term debt securities of Guaranty Bancshares, Inc. and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. Guaranty Bancshares, Inc. hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1*	Opinion of Fenimore, Kay, Harrison & Ford, LLP regarding the validity of the securities to be issued.

8.1+	Opinion of Fenimore, Kay, Harrison & Ford, LLP regarding certain tax matters.

8.2+	Opinion of Hunton & Williams, LLP regarding certain tax matters.

10.1	Guaranty Bancshares, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.2	Form of Restricted Stock Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.3	Form of Restricted Stock Unit Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.4	Form of Stock Option Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.5	Form of Stock Appreciation Right Award Agreement under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.6	Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions, effective January 1, 2016 (incorporated by reference to Exhibit 10.6 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1/A filed with the SEC on May 4, 2017, file number 333-217176).

10.7	Description of Guaranty Bancshares, Inc. Supplemental Retirement Plan (incorporated by reference to Exhibit 10.7 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.8	Description of Guaranty Bancshares, Inc. Executive Incentive Retirement Plan (incorporated by reference to Exhibit 10.8 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

Exhibit No.	Description

10.9	DCB Financial Corp. Stock Option Plan, dated December 1, 2003, as amended (incorporated by reference to Exhibit 10.10 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.10	Form of Stock Option Award Agreement under the DCB Financial Corp. Stock Option Plan (incorporated by reference to Exhibit 10.11 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.11	Guaranty Bancshares, Inc. Fair Market Value Stock Appreciation Rights Plan, effective January 1, 2008 (incorporated by reference to Exhibit 10.12 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.12	Form of Award Agreement under the Guaranty Bancshares, Inc. Fair Market Value Stock Appreciation Rights Plan (incorporated by reference to Exhibit 10.13 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.13	Revolving Promissory Note, dated March 31, 2017, by Guaranty Bancshares, Inc. payable to Frost Bank in the original principal amount of $25,000,000 (incorporated by reference to Exhibit 10.14 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.14	Loan Agreement, dated March 31, 2017, by and between Guaranty Bancshares, Inc. and Frost Bank (incorporated by reference to Exhibit 10.15 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.15	Form of Debenture issued by Guaranty Bancshares, Inc. in July 2015 and December 2015 (incorporated by reference to Exhibit 10.16 to Guaranty Bancshares, Inc.’s Registration Statement on Form S-1 filed with the SEC on April 6, 2017, file number 333-217176).

10.16*	Form of Voting Agreement, dated January 29, 2018, among Guaranty Bancshares, Inc., Westbound Bank and the shareholders party thereto (attached as Exhibit A to the merger agreement which is attached as Annex A to this proxy statement/prospectus).

10.17*	Form of Director Support Agreement, dated January 29, 2018, between Guaranty Bancshares, Inc. and each of the directors of Westbound Bank (attached as Exhibit B to the merger agreement which is attached as Annex A to this proxy statement/prospectus).

10.18*	Form of Escrow Agreement, to be dated on or about the closing date, between Guaranty Bancshares, Inc., Guaranty Bank & Trust, N.A., and Westbound Bank (attached as Exhibit D to the merger agreement which is attached as Annex A to this proxy statement/prospectus).

21.1	List of Subsidiaries of Guaranty Bancshares, Inc. (incorporated by reference to Exhibit 21.1 to Guaranty Bancshares, Inc.’s Annual Report on Form 10-K for the Year Ended December 31, 2017 filed with the SEC on March 16, 2018).

23.1*	Consent of Whitley Penn LLP (with respect to Guaranty Bancshares, Inc.).

23.3*	Consent of Fenimore, Kay, Harrison & Ford, LLP (included in Exhibit 5.1).

23.4+	Consent of Fenimore, Kay, Harrison & Ford, LLP (included in Exhibit 8.1).

23.5+	Consent of Hunton & Williams, LLP (included in Exhibit 8.2).

24.1*	Powers of Attorney (included on signature page of this proxy statement/prospectus).

99.1*	Consent of The Bank Advisory Group, LLC.

99.2*	Form of proxy for holders of shares of Common Stock of Westbound Bank.

99.3*	Form of proxy for holders of shares of Class A Preferred Stock of Westbound Bank.

*	Filed herewith.
+	Form filed herewith. Executed version to be filed by amendment.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Pleasant, State of Texas, on March 29, 2018.

GUARANTY BANCSHARES, INC.

/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Tyson T. Abston and Clifton A. Payne, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tyson T. Abston Tyson T. Abston	Chairman and Chief Executive Officer (Principal Executive Officer)	March 29, 2018

/s/ Clifton A. Payne Clifton A. Payne	Senior Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 29, 2018

/s/ Richard W. Baker Richard W. Baker	Director	March 29, 2018

/s/ James S. Bunch James S. Bunch	Director	March 29, 2018

/s/ Johnny Conroy Johnny Conroy	Director	March 29, 2018

/s/ Kirk L. Lee Kirk L. Lee	President and Director	March 29, 2018

/s/ Bradley K. Drake Bradley K. Drake	Director	March 29, 2018

/s/ Christopher B. Elliott Christopher B. Elliott	Director	March 29, 2018

/s/ Carl Johnson, Jr. Carl Johnson, Jr.	Director	March 29, 2018

/s/ Molly Curl Molly Curl	Director	March 29, 2018

/s/ Weldon C. Miller Weldon C. Miller	Director	March 29, 2018

Signature	Title	Date

/s/ William D. Priefert William D. Priefert	Director	March 29, 2018

/s/ Arthur B. Scharlach, Jr. Arthur B. Scharlach, Jr.	Director	March 29, 2018